5/1

07023264

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Equinox Minerals Ltd.

*CURRENT ADDRESS 155 University Avenue
Toronto, Ontario
Canada M5H 3B7

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

FILE NO. 82- 35081 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [ ]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [✓]

DEF 14A (PROXY) [ ]

OICF/BY: EBS

DAT : 5/4/07

EQUINOX MINERALS LIMITED

ARBN 108 066 986

RECEIVED
2006 MAY -1 A 6:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 5, 2006

Equinox Underwriters Exercise Over-Allotment Option Total Equity Deal Raises Gross Proceeds of Cdn$144.7 million (Aus$169.6 million)

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to announce today that the underwriters of its recent equity offering completed on December 20, 2005 (the "Canadian Offering") have exercised their Over-Allotment Option granted in connection with the Canadian Offering.

Equinox has today closed the Over-Allotment Option offering and issued a total of 22,153,125 Common Shares at a price of Cdn$0.80 for gross proceeds of approximately Cdn$17.7 million (Aus$20.7 million).

Total gross proceeds raised from the Canadian Offering (including the Over-Allotment Option) and the concurrent Australian prospectus offering were approximately Cdn$144.7 million (Aus$169.6 million).

A syndicate co-led by Sprott Securities Inc., Dundee Securities Corporation, GMP Securities L.P., TD Securities Inc. and RBC Dominion Securities Inc. and including Paradigm Capital Inc. and Raymond James Ltd. acted as underwriters in connection with the Canadian Offering. The Australian prospectus offering was underwritten by InterFinancial Limited.

Commenting on completion of the financing, Craig Williams, President & Chief Executive Officer of Equinox said, "The development of Lumwana is now approaching reality. Securing new equity partners from around the world through this issue is testament to the strength of Equinox, the Lumwana Project and of the Equinox underwriting syndicate, whose hard work in particular generated strong demand and subsequent over-subscription of the issue. Given the recent signing of our Development Agreement with the Government of Zambia, Lumwana is now fully permitted and licensed for construction. The funds from this equity raising will afford the company great strides towards that goal".

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com
or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Forward Looking Statements

This press release contains certain forward-looking statements related to Equinox's plans to complete the Offering. Forward-looking statements are subject to a variety of risks and uncertainties beyond Equinox's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

January 10, 2006

Equinox Awards Lumwana Project Implementation to Ausenco - Bateman Joint Venture

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to announce today that the Company has awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman").

With the recent completion of the Phase 1 Front End Engineering Design ("FEED"), the Ausenco – Bateman joint venture ("ABJV") will complete detailed engineering for Lumwana implementation and under the agreement will submit an Engineering, Construction & Procurement ("EPC") contract to Equinox by the end of the first Quarter of 2006. This will enable Equinox to finalize the debt funding portion of the project development capital. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during the second Quarter of 2006.

Bateman is a South African based engineering group with extensive experience in the design and construction of large mining projects in Africa, including specific experience in Zambia. Ausenco is an Australian based engineering group that also has extensive international experience in the design and construction of mining projects both in Africa and Asia. An Ausenco – Bateman joint venture was jointly awarded the "2005 Australian Engineering Excellence Award" by the Australian Government for the successful completion of the design, construction and commissioning of the Sepon Copper Project in Laos for Oxiana Limited.

Commenting on the contract award, Craig Williams, President & Chief Executive Officer of Equinox said, "Bateman and Ausenco have the critical technical expertise and African experience necessary to implement the Lumwana Project. The EPC contract will represent one of the last remaining key milestones required to complete project financing and Equinox looks forward to working with the Ausenco - Bateman team through project development. With our Development Agreement now signed by the Zambian Government and with the recent completion of a very successful Cdn$144.7 million equity raising, the EPC award represents yet another significant step towards Equinox's objective of becoming a significant mid-tier copper producer ".

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Forward Looking Statements

EQUINOX MINERALS LIMITED

ARBN 108 066 986

January 26, 2006

Equinox Lumwana Project wins Project Finance International Mining Deal of the Year Award

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to report that the Company's Lumwana Project ("Lumwana") has been awarded "Mining Deal of the Year" by Project Finance International ("PFI") at the PFI Annual Awards Dinner held recently in London, England.

The prestigious PFI Awards are decided by the industry through a public on-line voting process. The awards host over 30 different citations regionally and globally and are widely recognized as the ultimate symbol of excellence and achievement in the project finance industry. The Company's award represented the winner in PFI's "European, Middle Eastern and African" category.

The "Mining Deal of the Year" award recognizes the Company's significant achievement (see announcement December 01, 2006) in securing the US$583.8 million senior and subordinated project finance debt facility for the completion of development and construction of Lumwana.

The debt facility will be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies.

Lumwana is located in the North Western Province of the Republic of Zambia, west of the world-renowned Copperbelt. Equinox owns 100% of Lumwana. With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% Copper, Lumwana represents one of the largest fully permitted copper projects in the world currently in construction. Mine construction remains on schedule with commissioning expected during Q2 2008.

Commenting on winning the prestigious award, Craig Williams, Equinox President and CEO said, "Signing the Lumwana debt package was a milestone event for the Company. The facility underpins the Lumwana Project and as such, was a critical achievement to timely development of Africa's largest copper mine. We are delighted that our solid work, conducted over some 25 months, has been recognised at the highest level by the project finance community. We came to Zambia in 1996 and to Lumwana in 1999 and our progress is testament to the tenacity, skill and perseverance of the committed Equinox team who are bringing this exciting development to reality."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

<u>**For further information please contact:**</u>

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at
www.equinoxminerals.com

Other (January 31, 2006.

EQUINOX MINERALS LIMITED

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE QUARTER ENDED DECEMBER 31, 2005

1. Overview Summary

Equinox Minerals Limited (Equinox" or the "Company") is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

The principal assets of Equinox are:

1.1 Development and exploration interests in Zambia

Copper Projects & Exploration

The 100% owned Lumwana Copper Project ("Lumwana") is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

The Lumwana LML-49 mining license covers 27 high priority exploration targets. On October 05, 2005 the Company announced the recommencement of exploration activities at Lumwana and also announced the initiation of a systematic regional exploration program elsewhere on the Company's Zambezi Project tenements in Zambia.

On October 17, 2005 the Company announced that the Environmental Impact Assessment ("EIA") for the development of the Lumwana Copper Project had been approved by the Environmental Council of the Republic of Zambia. This was the final major approval required from the Government of Zambia for Lumwana Mine development.

On October 20, 2005, the Company announced the results of the Lumwana Definitive Feasibility Study ("DFS"). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimises the Bankable Feasibility Study conducted by Aker Kvaerner Australia Pty. Ltd. ("BFS") as published in late-2003 (see Subsequent events*).

During November, 2005, the first Lumwana site earthworks commenced and are continuing to progress.

On December 6, 2005, the Company announced that it had signed a Non Legally Binding Letter of Intent ("NLOI") with Mopani Copper Mines Plc. ("Mopani"). The objective of the parties is to finalize a Sales Agreement, for the future supply and sale of Lumwana copper concentrate.

On December 19, 2005, Equinox announced that the Development Agreement with the Government of the Republic of Zambia ("GRZ") had been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.

On December 3, 2005, the Company announced an equity offering and on December 20, 2005, Equinox announced that it had successfully closed its Canadian public offering and Australian public offering, both fully subscribed with a total of 158,750,000 Common Shares being issued. Gross proceeds raised were approximately Cdn$127 million. Subsequently on January 5, 2006, the Company announced that the underwriters of the Canadian Offering had exercised their Over-Allotment Option by issuing a further 22,153,125 Common Shares to raise further gross proceeds of approximately Cdn$17.7 million.

The Company's objective is to achieve financial completion by mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

1.2 Exploration interests in Australia, Sweden and Peru

Iron Oxide Copper-Gold Projects ("IOCG")

Equinox holds tenements prospective for iron oxide copper gold mineralization in the Cloncurry region of North Queensland, the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden.

Exploration joint ventures exist with Minotaur Exploration Ltd. ("Minotaur" and ASX: "MEP") in the Gawler, with Southern Cross Resources Inc. ("Southern Cross" and TSX: "SXR") with respect to the Curnamona and with Phelps Dodge Corporation ("Phelps" and NYSE: "PD") for Norrbotten in Sweden.

Nickel Sulphide Projects

Equinox is exploring for Nickel in the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ("Cowan") with Bullion Minerals Ltd. ("Bullion") to explore extensive nickel interests in the Widgiemooltha-Higginsville region.

Epithermal Gold and Base Metal Exploration

Equinox is exploring for gold and base metal mineralization in Peru through Alturas Minerals SRL ("Alturas"), a Peruvian company controlled by Equinox in which Equinox holds a 70% direct equity interest.

SIGNIFICANT EVENTS SUMMARY

❖ Zambia

Environmental Impact Assessment Approved for Lumwana Copper Project

On October 17, Equinox announced that the Environmental Impact Assessment ("EIA") for the development of the Lumwana Copper Project had been approved by the Environmental Council of the Republic of Zambia.

This was the final major approval required from the Government of the Republic of Zambia for Lumwana Mine development and followed a period of public consultation and disclosure of the EIA in accordance with Zambian Regulations and World Bank Guidelines.

Lumwana Project development can now proceed in accordance with Equinox's financing and construction schedule, consistent with submitted Environmental and Social Management Plans.

Definitive Feasibility Study Results

On October 20, 2005, the Company announced the results of the Lumwana Definitive Feasibility Study ("DFS"). The DFS now provides the basis for the development of Lumwana. The DFS was conducted by GRD Minproc Limited ("Minproc") during 2005. The DFS results released update and optimise the Bankable Feasibility Study conducted by Aker Kvaerner Australia Pty. Ltd. ("BFS") and published in late-2003. Concurrent with the DFS release, the Company filed to SEDAR its Amended Technical Report for Lumwana (dated October 2005) and compliant with the JORC Code and CIM National Instrument 43-101.

Full details of the DFS are available in the subsequent events section of the September 30, 2005 Management Discussion and Analysis (quarterly report).

Letter of Intent Signed with Mopani for the Supply & Purchase of Copper Concentrates

On December 6, Equinox announced that its 100% owned Zambian subsidiary, Equinox Copper Ventures Limited ("ECV"), had signed a Non Legally Binding Letter of Intent ("NLOI") for the future supply and sale of copper concentrate from its Lumwana Project in Zambia ("Lumwana") with Mopani Copper Mines Plc. ("Mopani").

Mopani is a joint venture company comprising Glencore International AG (73.1%), First Quantum Minerals Ltd (16.9%) and Zambian Consolidated Copper Mines Limited (10%). Mopani operates the Mufulira mine, smelter and copper refinery and the Nkana mine and cobalt plant.

The objective and purpose of the NLOI is to conclude terms and conditions for a Sales Agreement between the parties for the supply and sale of a proportion of the copper concentrate produced at Lumwana from the commencement of commercial production.

Lumwana Development Agreement Signed

On December 19, Equinox announced that the Development Agreement with the Government of the Republic of Zambia was signed on 16 December, 2005.

The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project, providing the certainty and comfort for its investors and financiers in securing the required returns for the project for such a significant capital investment.

Key concessions agreed within the Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product for the stability period. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has also been a deferral

of payment of various customs and excise duties and imposts, and a confirmation that there will be no withholding tax payable on the remission of profits or restrictions on the repatriation of capital.

Completion of Cdn$144.7 million (Aus$169.6 million) Capital Raising

On December 20, Equinox announced that it had successfully closed its Canadian public offering and Australian public offering, both fully subscribed. Equinox raised gross proceeds of approximately Cdn$127 million comprising of:

(a) a Canadian offering, being the issue of 147,687,500 Common Shares at a price of Cdn$0.80 pursuant to a prospectus ("**Canadian Prospectus**") filed with the Canadian securities regulatory authorities on 9 December 2005; and

(b) an Australian offering, being the issue of 11,062,500 Common Shares at a price of Aus$0.92 issued pursuant to a prospectus ("**Australian Prospectus**") filed with the ASX on 12 December 2005.

A total of 158,750,000 Common Shares were issued on 20 December 2005.

A syndicate co-led by Sprott Securities Inc., Dundee Securities Corporation, GMP Securities L.P., TD Securities Inc. and RBC Dominion Securities Inc. and including Paradigm Capital Inc. and Raymond James Ltd. acted as underwriters in connection with the Canadian offering. The Australian offering was underwritten by InterFinancial Limited. Net proceeds after deducting the Canadian and Australian underwriters' fees are approximately Cdn$120.65 million.

Equinox also granted the underwriters of the Canadian offering an option, exercisable within 30 days following the closing of the offering, to purchase up to 22,153,125 additional common shares at a price of Cdn$0.80 to cover over-allotments and for market stabilization purposes. On January 5 Equinox announced that the underwriters had exercised their Over-Allotment Option granted in connection with the Canadian Offering and issued a total of 22,153,125 Common Shares at a price of Cdn$0.80 for gross proceeds of approximately Cdn$17.7 million.

Total combined gross proceeds raised from the Canadian Offering (including the Over-Allotment Option) and the concurrent Australian prospectus offering were approximately Cdn$144.7 million (Aus$169.6 million).

❖ Australia

Cowan: Western Australia (Equinox earning up to 50%)

Work during the quarter at the Cowan project in the Kambalda region of Western Australia comprised additional electromagnetic ("TEM") surveys, drill testing of four TEM anomalies and field mapping of the ultramafic sequences considered to be prospective for nickel sulphide deposits in the Chalice district.

The drill program tested targets at Footes and South Higginsville. The TEM anomalism was identified as black shale units in thrust positions beneath and within the ultramafic package. The additional TEM programs that were conducted during the quarter identified significant TEM anomalies associated with an ultramafic unit newly discovered by recent field mapping.

South Australia: Ethiudna and Nuckulla Hill

No fieldwork was conducted during the quarter, but formal JV documentation was concluded with Southern Cross Resources for their continued exploration of the Ethiudna lease for Tertiary uranium deposits.

At Nuckulla Hill, joint venture partner Minotaur Exploration ("Minotaur") is targeting Iron Oxide Copper-Gold ("IOCG") deposits, and is considering exploration of the same acreage for uranium deposits. Minotaur did not undertake any work during the December quarter at Nuckulla.

Fort Constantine South-Eliza Creek: Northwest Queensland (100%)

The project area adjoins the Ernest Henry Mine and is also prospective for IOCG mineralization. An agreement with the Traditional Owners was recently concluded, and resulted in grant of the Fort Constantine South lease. The contiguous Eliza Creek property is in the process of renewal under the same ancillary agreement as Fort Constantine South. Grant of this licence is expected in Q2 2006 quarter.

❖ Peru

Alturas

The Equinox activities in Peru are through a 70% equity interest in Alturas Minerals SRL ('Alturas'), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970s. Alturas is at an advanced stage of seeking a listing on the TSX-V stock exchange in Canada.

Alturas has assembled a portfolio of highly prospective gold and base metal projects in Peru including the advanced Huilacollo project where significant gold mineralization has been delineated, and the extensive alteration systems of the Baños del Indio Project.

❖ Subsequent Events

Lumwana Project Implementation Awarded to Ausenco - Bateman Joint Venture

On January 10, 2006, the Company announced that it had awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman").

With the recent completion of the Phase 1 Front End Engineering Design ("FEED") by GRD Minproc, the Ausenco – Bateman joint venture ("ABJV") will complete detailed engineering for Lumwana implementation. Under the agreement the ABJV will submit an Engineering, Construction & Procurement ("EPC") contract to Equinox by the end of Q1 2006. This will enable Equinox to finalize the debt funding portion of the project development capital. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during Q2 2006.

Bateman is a South African based engineering group with extensive experience in the design and construction of large mining projects in Africa, including specific experience in Zambia. Ausenco is an Australian based engineering group that also has extensive international experience in the design and construction of mining projects both in Africa and Asia. An Ausenco – Bateman joint venture was jointly awarded the "2005 Australian Engineering Excellence Award" by the Australian Government for the successful completion of the design, construction and commissioning of the Sepon Copper Project in Laos for Oxiana Limited.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 16, 2006

Long-Term Power Construction and Supply Agreements Signed for Lumwana Development

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to announce that the electricity connection and power supply agreements have been signed with the Zambian power authority, ZESCO Limited ("ZESCO"). This concludes one of the last remaining key agreements required for Lumwana Project development prior to closing the debt component of the project financing.

The agreements entail the design and construction of a high voltage (330kV) transmission line from Solwezi to Lumwana to supply power to the project. The 65km extension of this line from Solwezi to Lumwana will not only provide sufficient power for Lumwana's requirements, but includes sufficient capacity for future expansions at Lumwana and for regional power reticulation. The construction and commissioning of this line is scheduled to be completed by 3rd quarter 2007 which is consistent with the current development schedule for Lumwana. Equinox has also entered into a 15 year, long-term power supply agreement with ZESCO to provide the bulk electricity requirements for the Lumwana Project.

Commenting on the signing of the agreements, Harry Michael, Chief Operating Officer of Equinox and Managing Director of Equinox Copper Ventures Limited (the 100% owned Zambian registered company) said, "We are extremely pleased to have signed these important agreements with ZESCO. The signing of these agreements maintains the momentum of the Project which remains on track for the closing of debt financing and commencement of construction in mid-2006. As the Lumwana development continues in earnest, I look forward to working with all parties concerned to deliver the largest copper mine in Africa."

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

February 22, 2006

Item 3 News Release

A news release in respect of the material change was issued on February 22, 2006 through the facilities of CCNMatthews and subsequently filed on SEDAR.

A copy of the News Release is attached as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited (the "Company") announced that its Board of Directors has unanimously approved the adoption of a shareholder rights plan (the "Plan") as part of the Board's ongoing review of corporate policies and shareholder protections. The Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The Plan will also help to ensure that the Company's Board of Directors will have sufficient time to properly assess and evaluate any take-over bid or other control transaction which may be made or proposed in the future and to explore and develop alternatives that maximise shareholder value.

Item 5 Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

February 22, 2006

EQUINOX MINERALS LIMITED

By: "Craig Williams"
Craig R. Williams
President and Chief Executive Officer

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 22, 2006

Equinox Minerals Limited Board Approves Shareholder Rights Plan

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX:EQN) ("Equinox" or the "Company") today announced that its Board of Directors has unanimously approved the adoption of a shareholder rights plan (the "Plan") as part of the Board's ongoing review of corporate policies and shareholder protections. The Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The Plan will also help to ensure that the Company's Board of Directors will have sufficient time to properly assess and evaluate any take-over bid or other control transaction which may be made or proposed in the future and to explore and develop alternatives that maximise shareholder value.

Although the Plan will take effect immediately, its continued application is conditional upon shareholder ratification of the Plan at the Company's next annual meeting of shareholders.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. Until the occurrence of certain specified events, the rights will not be exercisable and no separate rights certificate will be issued to shareholders. Rights will only become exercisable when a person, together with any related parties or joint actors, acquires or announces its intention to acquire a beneficial interest in 20 percent or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares or CDIs (other than the Offeror) to purchase additional common shares of the Company at a substantial discount to the market price at such time.

A copy of the Plan will be filed on SEDAR (www.sedar.com) today.

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 22, 2006

Equinox Minerals Limited Board Approves Shareholder Rights Plan

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX:EQN) ("Equinox" or the "Company") today announced that its Board of Directors has unanimously approved the adoption of a shareholder rights plan (the "Plan") as part of the Board's ongoing review of corporate policies and shareholder protections. The Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The Plan will also help to ensure that the Company's Board of Directors will have sufficient time to properly assess and evaluate any take-over bid or other control transaction which may be made or proposed in the future and to explore and develop alternatives that maximise shareholder value.

Although the Plan will take effect immediately, its continued application is conditional upon shareholder ratification of the Plan at the Company's next annual meeting of shareholders.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. Until the occurrence of certain specified events, the rights will not be exercisable and no separate rights certificate will be issued to shareholders. Rights will only become exercisable when a person, together with any related parties or joint actors, acquires or announces its intention to acquire a beneficial interest in 20 percent or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares or CDIs (other than the Offeror) to purchase additional common shares of the Company at a substantial discount to the market price at such time.

A copy of the Plan will be filed on SEDAR (www.sedar.com) today.

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

Security holders document (February 22, 2006)

SHAREHOLDER RIGHTS PLAN AGREEMENT

between

EQUINOX MINERALS LIMITED

and

CIBC MELLON TRUST COMPANY
as Rights Agent

Dated as of February 22, 2006

TABLE OF CONTENTS

Page

ARTICLE 1
DEFINITIONS

ARTICLE 2
THE RIGHTS

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

ARTICLE 4
THE RIGHTS AGENT

ARTICLE 5
MISCELLANEOUS

TABLE OF CONTENTS
(continued)

Page

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of the 22nd day of February, 2006.

BETWEEN:

EQUINOX MINERALS LIMITED, a body corporate organized under the laws of Canada (hereinafter referred to as the "**Corporation**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada (hereinafter referred to as the "**Rights Agent**")

OF THE SECOND PART

WHEREAS the board of directors of the Corporation (the "**Board of Directors**") has determined that it is advisable to adopt a shareholder rights plan to take effect immediately (the "**Rights Plan**") to ensure, to the extent possible, that all holders of Common Shares and CDIs of the Corporation are treated fairly in connection with any take-over offer or bid for the Common Shares of the Corporation, and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS, in order to implement the adoption of the Rights Plan as established by this agreement, the Board of Directors has:

(a) authorized the issuance of one right (a "**Right**") in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined), such distribution to be made to holders of record of Common Shares and CDIs at the Record Time; and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof after the Separation Time to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A) an acquisition or redemption by the Corporation of Common Shares of the Corporation which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares of the Corporation then outstanding;

(B) share acquisitions made pursuant to a Permitted Bid ("**Permitted Bid Acquisitions**");

(C) share acquisitions (1) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made pursuant to a dividend reinvestment plan of the Corporation; or (3) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid made by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that (i) all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or (6) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval ("**Exempt Acquisitions**");

(D) the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("**Convertible Security Acquisitions**"); or

(E) acquisitions as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same *pro rata* basis as all other holders of Common Shares of the same class ("**Pro Rata Acquisitions**");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding by reason of any one or a combination of (i) share acquisitions or redemptions by the Corporation or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such share acquisitions or redemptions by the Corporation or Permitted Bid Acquisitions or Exempt Acquisitions or Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iii) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "**Disqualification Date**" means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities by way of prospectus or private placement; or

(v) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Common Shares or (2) become the Beneficial Owner (other than pursuant to any one or a combination of (A) share acquisitions or redemptions by the Corporation or (B) Permitted Bid Acquisitions (C) Exempt Acquisitions or (D) Convertible Security Acquisition or (E) Pro Rata Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(b) "**Affiliate**", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "**Associate**" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(d) A Person shall be deemed the "**Beneficial Owner**", and to have "**Beneficial Ownership**", of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(d)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership", of, or to "Beneficially Own", any security:

(A) where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), holds such security provided that (1) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "**Plan Trustee**") is the administrator or trustee of one or more pension funds or plans (each a "**Plan**") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "**Statutory Body**") for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (5) such Person is a Crown agent or agency or (6) such Person (the "**Manager**") is the manager or trustee of a mutual fund ("**Mutual Fund**") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such

Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person; or

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D) where such Person is (i) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(e) "**Business Day**" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Toronto, Canada.

(f) "***Business Corporations Act***" shall mean the *Canada Business Corporations Act*, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(g) "**CDIs**" shall mean Chess Depositary Interests and means a unit of beneficial ownership in Common Shares, registered in the name of CDN.

(h) "**CDN**" means CHESS Depositary Nominees Pty Ltd.

(i) "**close of business**" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the offices of the Rights Agent in the City of Toronto) becomes closed to the public.

(j) "**Common Shares of the Corporation**" and "**Common Shares**" shall mean the common shares in the capital stock of the Corporation and any other share of the Corporation into which such common shares may be subdivided, consolidated, reclassified or changed from time to time and, where the context permits, shall include CDIs.

(k) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or another Competing Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (1) the earliest date on which Common Shares may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (2) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(l) "**Convertible Securities**" means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

(m) "**Convertible Security Acquisitions**" has the meaning set forth in the definition of "Acquiring Person" herein.

(n) "**Co-Rights Agents**" shall have the meaning set forth in subsection 4.1(a) herein.

(o) "**Effective Date**" shall mean the close of business on February 22, 2006.

(p) "**Election to Exercise**" shall have the meaning set forth in subsection 2.2(d) herein.

(q) "**Exempt Acquisition**" has the meaning set forth in the definition of "Acquiring Person" herein.

(r) "**Exercise Price**" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

(s) "**Expansion Factor**" shall have the meaning set forth in subsection 2.3(a)(x) herein.

(t) "**Expiration Time**" shall mean the earlier of:

(i) the Termination Time; and

(ii) the termination of the 2009 annual meeting of the shareholders of the Corporation;

provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Shareholders in accordance with Section 5.19 at or prior to such annual meeting,

"Expiration Time" means the earlier of (i) the Termination Time and (ii) the termination of the 2012 annual meeting of the shareholders of the Corporation.

(u) **"Fiduciary"** shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(v) A **"Flip-in Event"** shall mean a transaction occurring subsequent to the date of this Agreement as a result of which any Person shall become an Acquiring Person provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later day as the Board of Directors of the Corporation may determine) after the Stock Acquisition Date.

(w) **"Independent Shareholders"** shall mean holders of outstanding Common Shares of the Corporation excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in clause 1.1(d)(B)) that is making or has announced a current intention to make a Take-over Bid for Common Shares of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); or (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(x) **"Market Price"** per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for

such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(x)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

(y) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(ii) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(z) "**Offeror's Securities**" means Common Shares Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "**Offeror**" means a Person who has announced a current intention to make or is making a Take-over Bid.

(aa) "**Permitted Bid**" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and that all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Common Shares held by Independent Shareholders, determined as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

(v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(bb) "**Permitted Bid Acquisitions**" has the meaning set forth in the definition of "Acquiring Person" herein.

(cc) "**Permitted Lock-up Agreement**" means an agreement (the "**Lock-up Agreement**") between a Person and one or more holders of Common Shares or CDIs (each such holder herein referred to as a "**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender, or cause to be deposited or tendered, the Common Shares held or controlled by such holder (or the Common Shares in which such holder has an interest) to a Take-over Bid (the "**Lock-up Bid**") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at a price or value per Common Share that exceeds the price or value per Common Share offered under the Lock-up Bid; or

(ii) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares from the Lock-up Agreement in order to deposit or tender the Common Shares to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid at an offering price for each Common Share that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the offering price for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

(iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid, or withdraws Common Shares previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction.

References to "Common Shares" in this definition shall be interpreted to comprehend CDIs.

(dd) **"Person"** shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(ee) **"Pro Rata Acquisition"** has the meaning set forth in the definition of "Acquiring Person" herein.

(ff) **"Record Time"** shall mean the close of business on the date of this Agreement.

(gg) **"Redemption Price"** has the meaning set forth in subsection 5.1(a) herein.

(hh) **"Rights Certificate"** shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit A hereto.

(ii) **"Rights Register"** shall have the meaning set forth in subsection 2.6(a) herein.

(jj) "***Securities Act***" shall mean the *Securities Act* (Ontario), and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

(kk) **"Separation Time"** shall mean the close of business on the tenth Business Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(kk), never to have been made; and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may be determined by the Board of Directors acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(ll) **"Stock Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the *Securities Act*) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(mm) **"Subsidiary"** of any specified Person shall mean any corporation or other entity controlled by such specified Person.

(nn) **"Take-over Bid"** means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(oo) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1, 5.18 or 5.19 hereof.

(pp) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Common Shares of the Corporation (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (B) pursuant to a pledge of securities in the ordinary course of business).

1.4 Control

A Person is **"controlled"** by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons

and **"controls"**, **"controlling"** and **"under common control with"** shall be interpreted accordingly.

1.5 Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term **"holder"** of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares or CDIs). It is hereby provided, for greater certainty, that prior to the Separation Time CDN shall not be the holder of Rights issued in respect of Common Shares registered in the name of CDN for which CDIs are outstanding but rather the holders of the related CDIs shall be the holders of the Rights related to such Common Shares.

1.6 References to this Agreement

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to **"this Agreement"**, **"herein"**, **"hereby"** and **"hereunder"** mean this Shareholder Rights Plan Agreement dated as of February 22, 2006 between the Corporation and the Rights Agent as amended and supplemented from time to time.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates and CDI Holding Statements

Certificates for the Common Shares and holding statements for CDIs, including without limitation Common Shares and CDIs issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them a legend, substantially in the following form:

> Until the Separation Time (as defined in the Rights Agreement referred to below), this [certificate][holding statement] also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of February 22, 2006, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Equinox Minerals Limited (the "Corporation") and CIBC Mellon Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this [certificate][holding statement]. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this [certificate][holding statement] without charge as soon as practicable, after the receipt of a written request therefor.

Certificates representing Common Shares and holding statements representing CDIs that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time. The Corporation hereby acknowledges, for greater certainty, that the Rights Agent will have no responsibility to ensure that the holding statements representing CDIs carry the aforementioned legend.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

  (i) no Right may be exercised; and

  (ii) each Right will be evidenced by the certificate or holding statement for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated share.

(c) After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) will be transferable independent of Common Shares and CDIs. Promptly following the Separation Time the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares and CDIs as of the Separation Time and, in respect of each Convertible Security converted into Common Shares and CDIs after the Separation Time and prior to the Expiration Time, promptly after such conversion to the holder so converting (other than, in each case, an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the

Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose including a list of registered holders of CDIs in an electronic form acceptable to the Rights Agent), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

(d) Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

(i) requisition from the transfer agent or any co-transfer agent of the Common Shares or CDIs certificates for the number of Common Shares or CDIs to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares or CDIs and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Business Corporations Act*, the *Securities Act*, the

securities acts or comparable legislation of each of the other provinces of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any shares upon exercise of Rights;

(iii) use reasonable efforts to cause all shares issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all Canadian federal and provincial transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Corporation shall at any time after the Record Date and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the

shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Corporation) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f) Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each person in whose name any certificate for Common Shares or holding statement for CDIs is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one of the Chairman of the Board, the President and Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates. Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver disclosure statements describing the Rights along with Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such disclosure statements and Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum

sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10 Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that, after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate or holding statement for CDIs) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate or holding statement for CDIs) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate or holding statement for CDIs made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(b), 5.1(c) and 5.1(d) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board of Directors acting in

good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b),

shall become void and any holder of such Rights (including transferees) shall thereafter have no right, to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.",

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the "**Co-Rights Agents**") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other

securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

(c) The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President and Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any

Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President and Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption and Termination

(a) The Board of Directors acting in good faith may, with the prior consent of holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares; further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other

Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board of Directors acting in good faith may, in respect of any Flip-in Event waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, takes up and pays for the Common Shares pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(h) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days

after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares or CDIs (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agents to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing 50% plus one of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the *Business Corporations Act* with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, recission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, recission or variation.

(g) Any supplement or amendment to this Agreement pursuant to subsection 5.4(b) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional

Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, Ontario
M5H 3B7
Attention: Chief Financial Officer
Fax: 001-416-865-3394

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

CIBC Mellon Trust Company
1660 Hollis Street, Suite 406
Halifax, Nova Scotia
B3J 1V7
Attention: Director and Regional Manager
Fax: 001-902-420-3242

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means of publication once in each of two successive weeks in the business section of The Globe and Mail or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.14 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18 Effective Date

This Agreement (subject to receipt of the approval of the Independent Shareholders as set forth below) is effective from the Effective Date. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders who vote at a meeting of shareholders to be held not later than the date on which the 2006 annual meeting of shareholders of the Corporation terminates, then this Agreement shall terminate and be void and of no further force and effect.

5.19 Shareholder Review

At or prior to the 2009 annual meeting of the shareholders of the Corporation, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors may submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

5.20 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange.

5.21 Declaration as to Non-Canadian

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.22 Determinations and Actions by the Board of Directors

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

EQUINOX MINERALS LIMITED

Per: "Craig Williams"
Name: Craig R. Williams
Title: President and Chief Executive Officer

Per: "Michael Klessens"
Name: Michael Klessens
Title: Chief Financial Officer

CIBC MELLON TRUST COMPANY

Per: "P. Morrison"
Name: Paul Morrison
Title: Director and Regional Manager

Per: "C. Harrett"
Name: Cindy Harrett
Title: Manager Client Services

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. R-_________ _________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that ____ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of February 22, 2006, as such may from time to time be amended, restated, varied or replaced, (the "**Rights Agreement**") between Equinox Minerals Limited, a corporation organized under the laws of Canada (the "**Corporation**"), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (i) the Termination Time (as such term is defined in the Rights Agreement) and (ii) the termination of the first annual meeting of the shareholders of the Corporation after the third anniversary of the Rights Agreement (unless extended in accordance with the Rights Agreement), one fully paid common share of the Corporation (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Toronto or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: ______________________________

EQUINOX MINERALS LIMITED

By: ______________________________
Authorized Officer

Countersigned:

CIBC MELLON TRUST COMPANY

By: ______________________________
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ____

hereby sells, assigns and transfers to ____
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ______________________________ as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

____
(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ______________________________ Signature: ______________________________

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: EQUINOX MINERALS LIMITED

The undersigned hereby irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares (or other, securities or title to such property) be issued in the name of:

____
(Name)

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY
OR OTHER TAXPAYER IDENTIFICATION
NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(Name)

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

____

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ______________________________ Signature: ______________________

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

Audited Annual Financial Statements (March 6, 2006)

EQUINOX MINERALS LIMITED

Development Stage Company

Consolidated Financial Statements

31 December 2005 and 2004

Expressed in US dollars unless otherwise stated

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 3 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) Craig R Williams
PRESIDENT AND CHIEF EXECUTIVE OFFICER
February 28, 2006

Mike Klessens
CHIEF FINANCIAL OFFICER

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Equinox Minerals Limited as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
Toronto, Ontario
February 28, 2006

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and 2004

	Notes	December 31 2005 $	December 31 2004 $
ASSETS			
Current assets			
Cash and cash equivalents		111,689,812	3,640,946
Restricted Cash	7	55,464	-
Accounts receivable		144,330	202,430
Prepayments		50,970	46,376
		111,940,576	3,889,752
Property, plant and equipment	8	5,921,924	383,847
Deferred exploration and evaluation costs	9	39,555,390	27,567,525
Deferred financing fees	10	1,483,861	-
		158,901,751	**31,841,124**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		3,067,064	2,008,343
Long term debt	11	8,291,150	9,550,800
Employee future benefits	16	230,439	179,477
		11,588,653	**11,738,620**
SHAREHOLDERS' EQUITY			
Share capital	12	162,940,552	30,852,794
Deficit		(18,691,808)	(12,045,801)
Contributed surplus	13	3,076,695	1,307,852
Cumulative translation adjustments		(12,341)	(12,341)
		147,313,098	**20,102,504**
		158,901,751	**31,841,124**
Nature of operations and going concern	1		
Contingent liabilities	14		
Commitments for expenditure	11, 15		

APPROVED BY THE BOARD

(signed) Craig R Williams, Director

(signed) Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Other Income / (Expense)	4	(72,975)	1,577,844	3,555,755
Expenditure				
Exploration		2,142,514	2,653,791	11,632,145
General and administration		2,375,185	1,211,587	6,744,570
Capital raising costs - Alturas	5	486,103	-	486,103
Incentive stock options expensed		1,768,843	1,307,852	3,076,695
Amortization of property, plant and equipment		62,887	58,150	570,550
		6,835,532	5,231,380	22,510,063
Loss before non controlling interest		**(6,908,507)**	**(3,653,536)**	**(18,954,308)**
Non controlling interest		262,500	-	262,500
Loss for the period		**(6,646,007)**	**(3,653,536)**	**(18,691,808)**
Deficit – beginning of period		(12,045,801)	(8,392,265)	
Deficit – end of period		**(18,691,808)**	**(12,045,801)**	
Basic and diluted loss per share		0.0515	0.0519	
Weighted average number of shares outstanding		129,156,661	70,448,475	

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Cash flows (used in) / provided by operating activities				
Loss for the period after non controlling interest		(6,646,007)	(3,653,536)	(18,691,808)
Items not affecting cash:				
Amortization of property, plant and equipment		62,887	58,150	570,550
Unrealised foreign exchange (gain) / loss		472,698	(111,010)	259,731
Incentive stock option expense		1,768,843	1,307,852	3,076,695
Gain on sale of property, plant and equipment		(6,000)	(278)	(16,617)
Non-cash exploration written off		-	-	104,392
Other		-	-	303,266
Proceeds from sale of property, plant & equipment		6,000	552	40,039
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		1,109,683	327,539	1,728,337
(Increase) / decrease in accounts receivable and prepayments		53,506	(33,477)	2,773
		(3,178,390)	**(2,104,208)**	**(12,622,642)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		140,003,558	24,683,189	174,703,775
Share issue costs		(7,915,800)	(4,280,813)	(12,586,830)
Proceeds from borrowings		-	1,931,793	13,727,345
Repayment of borrowings		-	(7,000,000)	(7,000,000)
Deferred financing fees		(1,483,861)	-	(1,483,861)
Finance lease principal repayments		-	-	(65,265)
		130,603,897	**15,334,169**	**167,295,164**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		(13,059,206)	(11,434,930)	(36,613,447)
Decrease / (increase) in restricted cash		(55,464)	-	(55,464)
Payments for property, plant and equipment		(5,719,610)	(314,040)	(6,937,170)
		(18,834,280)	**(11,748,970)**	**(43,606,081)**
Net (decrease) / increase in cash and cash equivalents		**108,591,227**	**1,480,991**	**111,066,441**
Cash and cash equivalents – beginning of period		3,640,946	1,064,703	0
Effects of exchange rate changes on cash held in foreign currencies		(542,361)	1,095,252	623,371
Cash and cash equivalents – end of period		**111,689,812**	**3,640,946**	**111,689,812**
Total interest payments made		444,369	942,305	
Non-cash financing and investing activities	19			

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited (''Equinox'') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited (''Equinox Resources''), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Peru, Zambia and Australia.

REORGANIZATION

On June 18, 2004, Equinox under the terms of the scheme of arrangement issued one common share for every three shares of Equinox Resources. This resulted in the issuance of 71,766,196 shares to Equinox Resources shareholders. As a result of this transaction, Equinox Resources became a wholly owned subsidiary of Equinox Minerals.

The transaction between Equinox Minerals (legal parent) and Equinox Resources (legal subsidiary) was accounted for using the continuity of interests method and was recorded at book value. The financial statements of the combined entity are issued under the name of the legal parent, Equinox Minerals, but are considered a continuation of the financial statements of the legal subsidiary, Equinox Resources.

2. CHANGE IN FISCAL YEAR-END

During 2004 the Company changed the year-end from June 30 to December 31. The financial information that is presented for the current year is a twelve month period ended December 31, 2005 and the comparative period is an eighteen month period ended December 31, 2004.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian generally accepted accounting principles (GAAP). Summarized below are the significant accounting polices used in these consolidated financial statements.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilites and contingent liabilities. Actual results may differ from those estimates.

(c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that

changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

(e) Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from July 1, 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar.

During the financial year ended December 31, 2004, the classification of the 100% owned foreign subsidiary, Equinox Resources Limited was changed from a self sustaining operation to an integrated operation.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

(f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts that excess is fully provided against in the financial year in which this is determined.

(g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

(h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

(i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

(j) Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition asset retirement costs are capitalized as part of the assets carrying value and amortized over the assets useful life.

(k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 3(d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

(l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

4. OTHER INCOME / (EXPENSE)

	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004
	$	$
Interest received	395,394	363,579
Gain on disposal of assets	6,000	278
Foreign exchange gain (loss)	(472,698)	1,206,814
Other	(1,671)	7,173
	(72,975)	**1,577,844**

5. CAPITAL RAISING COSTS - ALTURAS

The proposed listing of 70% owned subsidiary Alturas Minerals Corp on the TSX-V via an IPO was unsuccessful and $486,103 of costs associate with the prospectus was expensed for the year ended December 31, 2005 (eighteen months ended December 31, 2004: Nil). Alternative methods of listing or financing Alturas Minerals Corp are now being investigated.

6. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	Twelve month period ended December 31	Twelve month period ended December 31
	2005	2004
	$	$
Loss from ordinary activities before income tax expense	(6,646,007)	(3,653,536)
Tax recovery at the Canadian effective statutory rate of 38%	(2,525,483)	(1,388,344)
Difference in Tax Rates	419,655	120,240
Carry forward tax losses not recognized	(2,105,828)	(1,268,103)
Income tax attributable to loss for the period	-	-

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2005 $	December 31 2004 $
Related potential income tax benefit	5,105,477	3,167,951

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

7. RESTRICTED CASH

	December 31 2005 $	December 31 2004 $
Cash deposits held as security	55,464	-

As at December 31, 2005 deposits and bonds of $55,464 were held as security in relation to office premises and exploration tenements. Deposits have a term of between six and twelve months and are rolled forward for duration of the underlying contract.

8. PROPERTY, PLANT AND EQUIPMENT

	December 31 2005 $	December 31 2004 $
Buildings		
Buildings – at cost	82,505	82,505
Less: accumulated amortization	(60,032)	(43,530)
	22,473	38,975
Plant & equipment		
Plant & equipment – at cost	1,307,234	1,090,122
Less: accumulated amortization	(910,282)	(745,250)
	396,952	344,872
Construction In Progress – at cost	5,502,499	-
Total Property, plant and equipment	**5,921,924**	**383,847**

9. DEFERRED EXPLORATION AND EVALUATION COSTS

Lumwana Copper Project

Cost – beginning of the period	27,567,525	14,829,882
Expenditure incurred during the period	12,793,635	10,365,844
Interest on long term debt	433,494	795,415
Foreign exchange loss (gain)	(1,239,264)	1,576,384
Cost – end of the period	**39,555,390**	**27,567,525**

Lumwana Copper Project

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

Equinox is progressing the Lumwana project towards development and a number of noteworthy objectives were achieved during the year:

- The Development Agreement with the Government of the Republic of Zambia has been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.
- Equinox has mandated a group of lenders to provide a total of US$355 million in senior and subordinated project finance facilities for the development and construction of the project. Indicative term sheets for both the senior and subordinated facilities have been agreed and the documentation and due diligence process is underway.
- The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia.
- Completion of the Lumwana Definitive Feasibility Study ("DFS"). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimizes the Bankable Feasibility Study ("BFS") as published in late-2003.

10. DEFERRED FINANCING FEES

	December 31 2005	December 31 2004
	$	$
Lumwana Copper Project		
Cost – beginning of the period	-	-
Fees incurred during the period	1,483,861	-
Cost – end of the period	**1,483,861**	-

11. LONG TERM DEBT

	December 31 2005 $	December 31 2004 $
Unsecured		
Concessional Loan (€7,000,000)	8,291,150	9,550,800
Total non-current interest bearing liabilities	**8,291,150**	**9,550,800**

Concessional loan

The Euro based Concessional Loan, issued by the European Investment Bank, has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principle will be in eight annual equal instalments until September 2014, the first instalment of $1,036,394 is due to commence on 30 September 2007. Interest, paid annually on 30 September, is fixed at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest paid for the twelve months ended December 31, 2005 was $444,369 (eighteen months ended December 31, 2004: $942,305).

The Concessional Loan is unsecured and can be forgiven if, following completion of the Bankable Feasibility Study, no mining operation is established at Lumwana.

Given the terms of the Concessional loan its fair value cannot practically be calculated. No repayments have been made on the Concessional loan to date and its carrying value has been adjusted in accordance with the companies foreign exchange accounting policy.

The Concessional loan is repayable as follows:

Year ending 31 December:	$
2006	-
2007	1,036,394
2008	1,036,394
2009	1,036,394
2010	1,036,394
Thereafter	4,145,574
	8,291,150

12. SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

(c) Stock Options

Equinox established an employee Long Term Incentive Plan in June 2004. Options may be granted under the Plan to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares.
The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2005:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
			(Years)		
Outstanding at January 19, 2004	-	-		-	-
Options issued, vesting over 2 years	6,720,000	C$0.72	8.5	4,480,000	C$0.72
Options issued, vesting over 2 years	1,000,000	C$0.63	8.9	666,667	C$0.63
Options issued, vesting over 1 year	1,000,000	C$0.55	0.7	-	C$0.55
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.7**	**5,146,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	9.2	283,333	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	9.4	50,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.7	297,333	C$0.85
Options exercised	-	-			-
Options forfeited or expired	-	-			-
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**8.0**	**5,777,333**	**C$0.71**
Available for grant at December 31, 2005	16,041,325				

The fair value of the 1,892,000 options granted during the year to date under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.00% to 5.06%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 1,892,000 options granted amounts to $732,907 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $1,768,843 for 2005. As at December 31, 2005 the aggregate un-expensed fair value of unvested stock options granted amounted to $614,478 (December 31, 2004 $2,383,321)

A further 5,058,000 options granted to Directors during the year are subject to shareholder approval at the next general meeting of shareholders and will be revalued and expensed once approval is obtained.

13. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at June 30, 2003	**668,350**
Financier options	106,190
	774,540
Transfer to Share Capital on reorganization	(774,540)
Stock based compensation	1,307,852
Balance at December 31, 2004	**1,307,852**
Stock based compensation	1,768,843
Balance at December 31, 2005	**3,076,695**

14. CONTINGENT LIABILITIES

	December 31 2005	December 31 2004
The Company has contingent liabilities as follows:	$	$
Bank guarantees in respect of		
Leased premises – secured	29,204	31,048
Exploration permits – unsecured	26,260	27,918
	55,464	**58,966**

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

15. COMMITMENTS FOR EXPENDITURE

(a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2005 of $1,526,543 (December 31, 2004 of $1,397,160). These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Mine Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at December 31, 2005 was $39,896,993 (December 31, 2004: Nil). Cancellation exposure on the Lumwana capital commitments is $2,919,328 at December 31, 2005.

(c) Lease commitments

	December 31	June 30
	2005	2004
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	143,959	144,262
Within 1 to 2 years	95,336	143,577
Within 2 to 3 years	7,668	47,398
Within 3 to 4 years	-	-
Within 4 to 5 years	-	-
Total commitments	**246,963**	**335,237**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

16. EMPLOYEE FUTURE BENEFITS

(a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Twelve month period ended December 31 2005	Eighteen month period ended December 31 2004
	$	$
Amounts paid on behalf of employees	**264,608**	**199,116**

(b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2005 salaries are assumed to grow at a rate of 3% per annum and cashflows are discount using a rate of 5.9%.

	$
Balance at June 30, 2003	**106,821**
Liability recognised during period	72,656
Balance at December 31, 2004	**179,477**
Liability recognised during period	50,962
Balance at December 31, 2005	**230,439**

17. SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru
Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

Twelve month period ended December 31, 2005	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	(124,559)	20,905	(1,630)	32,309	(72,975)
Loss for the Period	2,587,364	56;559	1,452,551	2,549,533	6,646,007
Identifiable Assets	14,127,804	48,193,987	101,832	96,478,128	158,901,751

Eighteen month period ended December 31, 2004	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	1,646,326	(37,806)	(99,752)	69,076	1,577,844
Loss for the Period	755,827	39,338	1,411,624	1,446,747	3,653,536
Identifiable Assets	3,104,706	28,271,670	59,255	405,493	31,841,124

18. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	-	-	259,831	111,689,812
Restricted cash	-	53,809	-	-	1,655	55,464
Receivables	-	-	-	-	144,330	144,330
	956,287	110,527,503	-	-	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	3,067,064	3,067,064
Concessional Loan	-	-	4,145,575	4,145,575	-	8,291,150
	-	-	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**
December 31, 2004						
Financial assets						
Cash and cash equivalents	1,193,009	2,008,351	-	-	439,586	3,640,946
Receivables	-	-	-	-	202,430	202,430
	1,193,009	2,008,351	-	-	642,016	3,843,376
Weighted average interest rate	3.81%	5.38%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	2,008,343	2,008,343
Concessional Loan	-	-	2,387,700	7,163,100	-	9,550,800
	-	-	2,387,700	7,163,100	2,008,343	11,559,143
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**1,193,009**	**2,008,351**	**(2,387,700)**	**(7,163,100)**	**(1,366,327)**	**(7,715,767)**

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

(c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

(d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

(e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 3(d).

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings
- certain exchange differences arising from foreign currency borrowings
- amortization of deferred financing costs in relation to the issuance of options to financiers

19. NON-CASH FINANCING AND INVESTING ACTIVITIES

Options issued to external parties

Options granted to Financiers under the terms of the Note Facility ("Financier Options") have been recorded as a borrowing cost in the period of issue, and have been included in deferred exploration and evaluation expenditure in accordance with note 3(d).

The options granted during each financial period, and outstanding at the beginning and end of each financial period had an exercise price of A$0.20, and an expiry date of 30 April 2004. All Financier Options have been fully exercised.

	Twelve month period ended December 31 2005 Number	Eighteen month period ended December 31 2004 Number
Fair values of Financier Options		
Options Granted during the period (number)	-	7,585,001
Weighted average fair value per option	-	$0.014
Aggregate fair value of options granted	-	**$106,190**

The fair value of the 56,000,000 financier options granted under the terms of the Note Facility has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 5.48%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 100%; and a expected life of options of 2 years. The estimated fair value of the 56,000,000 financier options granted amounts to $774,540 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation capitalized as part of deferred exploration amounts to $106,190 for 2004 (2005: Nil).

20. RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $148,119 (eighteen months ended December 31, 2004: $295,361).

Oreforming Solutions SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $132,000 (eighteen months ended December 31, 2004: $132,000).

Gestora de Negocios e Inversiones SA, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $28,800 (eighteen months ended December 31, 2004: $31,200).

21. SUBSEQUENT EVENT

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

22. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both "the Closed Group" and "the Extended Closed Group" as defined by the Australian Securities and Investments Commission ("ASIC") Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the "Closed Group") entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Equinox Copper Ventures Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the "Extended Closed Group").

Set out below are the condensed statements of earnings and balance sheets for the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	Closed Group		Extended Closed Group(1)	
	Twelve month period ended December 31	Eighteen month period ended December 31	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004	2005	2004
	$	$	$	$
Other Income/Expense	(1,827,660)	2,345,877	(72,975)	1,577,844
Expenditure				
Exploration	1,123,969	1,367,965	2,142,514	2,653,791
General and administration	2,095,795	1,184,211	2,375,185	1,211,587
Capital raising costs	-	-	486,103	-
Incentive stock options issued	1,768,843	1,307,852	1,768,843	1,307,852
Amortization of property, plant and equipment	56,042	56,404	62,887	58,150
	5,044,649	3,916,432	6,835,532	5,231,380
Loss for the period	**(6,872,309)**	**(1,570,555)**	**(6,908,507)**	**(3,653,536)**
Non controlling interest	-	-	262,500	-
Deficit – beginning of period	(9,913,846)	(8,343,291)	(12,045,801)	(8,392,265)
Deficit – end of period	**(16,786,155)**	**(9,913,846)**	**(18,691,808)**	**(12,045,801)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

Condensed balance sheet	Closed Group		Extended Closed Group[(1)]	
	Twelve month period ended December 31	Eighteen month period ended December 31	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004	2005	2004
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	110,919,073	3,214,413	111,689,812	3,640,946
Restricted cash	55,464	-	55,464	-
Accounts receivable	141,698	122,594	144,330	202,430
Prepayments	24,078	20,913	50,970	46,376
	111,140,313	3,357,920	111,940,576	3,889,752
Receivables from subsidiaries[(2)]	36,769,240	18,330,576	-	-
Investments in subsidiaries	2,200,695	1,301,473	-	
Property, plant and equipment	220,788	152,276	5,921,924	383,847
Deferred exploration and evaluation costs	-	-	39,555,390	27,567,525
Deferred financing cost	-	-	1,483,861	-
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	869,505	715,969	3,067,064	2,008,343
Long term debt	-	-	8,291,150	9,550,800
Employee future benefits	230,439	179,476	230,439	179,477
	1,099,944	895,445	11,588,653	11,738,620
SHAREHOLDERS' EQUITY				
Share capital	162,940,552	30,852,794	162,940,552	30,852,794
Deficit	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Contributed surplus	3,076,695	1,307,852	3,076,695	1,307,852
Cumulative translation adjustments	-	-	(12,341)	(12,341)
	149,231,092	22,246,800	147,313,098	20,102,504
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 28, 2006

"Craig R Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 28, 2006

"Michael J Klessens"

Michael J. Klessens
Chief Financial Officer

EQUINOX MINERALS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

The following discussion and analysis for Equinox Minerals Limited ("Equinox" or the "Company") should be read in conjunction with the December 2004 and 2005 audited consolidated financial statements and related notes thereto. This information is presented as of February 28, 2006. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Equinox (TSX and ASX symbol: "EQN") was incorporated under the *Canada Business Corporations Act* on January 19, 2004 and became a reporting issuer on June 29, 2004. The Company was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved restructuring under Australian law. As a result of this transaction, Equinox Resources became a wholly-owned subsidiary of Equinox. This business combination was accounted for using the continuity of interests method pursuant to Canadian generally accepted accounting principles. As a result, the comparative financial statements and the activities described in the following management discussion and analysis relate to the operations of Equinox Resources and its subsidiaries. Following the restructuring, and prior to Equinox becoming a reporting issuer, Equinox Resources changed its year-end from June 30 to December 31 as permitted by Australian law in order to conform to the December 31 year-end of its parent Equinox.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. Overview Summary

Equinox is an international mineral exploration and development company listed on both the TSX and ASX, with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

The principal assets of Equinox are:

1.1 Development and exploration interests in Zambia

Copper Projects & Exploration

The 100% owned Lumwana Copper Project ("Lumwana") is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

During the year a number of milestones were achieved that further progress Lumwana toward development:

- The Development Agreement with the Government of the Republic of Zambia has been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.
- Equinox has mandated a group of lenders to provide a total of US$355 million in senior and subordinated project finance facilities for the development and construction of the project. Indicative term sheets for both the senior and subordinated facilities have been agreed and the documentation and due diligence process is underway.
- The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia.
- The contract for the Front End Engineering Design (FEED) was awarded to GRD Minproc and is now complete.

- Completion of the Lumwana Definitive Feasibility Study ("DFS"). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimizes the Bankable Feasibility Study ("BFS") as published in late-2003.
- Letters of intent for the sale and supply of copper concentrate have been signed by Palabora Mining Company, Ongopolo Mining & Processing Limited and Mopani Copper Mines Plc. The objective is to finalize sales agreements with these parties in the first half of 2006.
- Successful capital raising during the year plus completion of the over-allotment option in January 2006, totaling $155,255,279, has contributed significantly towards advancing project development.
- In February, 2006 the electricity connection and power supply agreements have been signed with the Zambian power authority, ZESCO Limited. For further information refer to the subsequent events section.

The Company's objective is to achieve financial completion by mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

1.2 Exploration interests in Australia, Sweden and Peru

Iron Oxide Copper-Gold Projects ("IOCG")

Equinox holds tenements prospective for iron oxide copper gold mineralization in the Cloncurry region of North Queensland, the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden.

Exploration joint ventures exist with Minotaur Exploration Ltd. ("Minotaur" and ASX: "MEP") in the Gawler, with Southern Cross Resources Inc. ("Southern Cross" and TSX: "SXR") with respect to the Curnamona and with Phelps Dodge Corporation ("Phelps" and NYSE: "PD") for Norrbotten in Sweden.

Nickel Sulphide Projects

Equinox is exploring for Nickel in the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ("Cowan") with Bullion Minerals Ltd. ("Bullion") to explore extensive nickel interests in the Widgiemooltha-Higginsville region.

Epithermal Gold and Base Metal Exploration

Equinox is exploring for gold and base metal mineralization in Peru through Alturas Minerals SRL ("Alturas"), a Peruvian company controlled by Equinox in which Equinox holds a 70% direct equity interest.

2. Selected Financial Information

The table below sets forth selected financial data relating to the Company's years ended December 31, 2005, December 31, 2004 and June 30, 2003. This financial data is derived from the Company's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

All numbers in US dollars unless otherwise stated

Period Ended	December 31 2005	December 31 2004	June 30 2003
EARNINGS AND DEFICIT	**12 months**	**18 months**	**12 months**
Other Income / (Expenses)	(72,975)	1,577,844	26,467
Exploration Expense	2,142,514	2,653,791	298,363
General and Administration	2,375,185	1,211,587	240,946
Capital Raising Costs - Alturas	486,103	-	-
Incentive Stock Option Expense	1,768,843	1,307,852	-
Loss	(6,646,007)	(3,653,536)	(542,287)
Loss per share (dollars) [(1)]	0.0515	0.0519	0.0117
Weighted avg # of shares [(1)]	129,156,661	70,448,475	46,432,863
BALANCE SHEET			
Total Assets	158,901,751	31,841,124	16,761,045
Total Long-Term Liabilities	8,521,589	9,730,277	13,149,444
Shareholders' Equity	147,313,098	20,102,504	2,404,680

[(1)] - The loss per share and weighted average number of shares figures have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

3. Results of Operations

Twelve months ended December 31, 2005 v eighteen months ended December 31, 2004

- The substantial difference in Other Income between the periods is a result of foreign exchange movements reflecting a loss of $472,698 for the twelve months ended December 31, 2005 compared to a gain of $1,206,814 for the eighteen months ended December 31, 2004. These foreign exchange movements are derived from monetary assets and liabilities held in currencies other than US dollars. The only other significant item in Other Income is interest received of $395,394 (2004: $363,579).
- General and administrative costs were higher for 2005 $2,375,185 (2004: $1,211,587) due to higher staffing levels, the inclusion of the Toronto corporate office costs and share transaction costs from the three capital raising during the year. The Toronto office had not been established until the second half of 2004.

- The proposed listing of Alturas on the TSX-V via an IPO was unsuccessful and $486,103 (2004: Nil) of cost associated with the prospectus has been expensed. Alternative methods of listing or financing Alturas are now being investigated.
- The incentive stock option expense for 2005 of $1,768,843 (2004: $1,307,852) resulted from the vesting of options granted to employees and directors as an incentive for performance.
- Overall exploration expenditure remains fairly consistent at $2,142,514 for twelve months (2004: $2,653,791 for eighteen months).

4. Discussion of Cash Flows

Cash flows from:	December 31 2005	December 31 2004
Operating activities	(3,178,390)	(2,104,208)
Financing activities	130,603,897	15,334,169
Investing activities	(18,834,280)	(11,748,970)

Twelve months ended December 31, 2005 v eighteen months ended December 31, 2004

- Cash outflow from operating activities was $3,178,390 (2004: $2,104,208). The increased cost of running both the Perth and Toronto corporate offices has been partially offset by increases in accounts payable and accrued liabilities.
- Cash inflow from financing activities generated $130,603,897 (2400: $15,334,169). This principally resulted from two private placements and a joint Canadian and Australian public offering. The first private placement closed on March 29, 2005 for 14,403,900 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$8,642,340 (US$7,114,455). Net proceeds after deducting fees were US$6,453,318. The second private placement closed on August 25, 2005 for 47,933,334 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$28,760,000 (US$24,085,819). Net proceeds after deducting fees were US$22,676,644.

  The joint Canadian and Australian public offering closed on December 20, 2005 for a total of 158,750,000 common shares. The Canadian public offering issued 147,687,500 common shares at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$118,150,000 (US$101,372,691). The Australian public offering issued 11,062,500 common shares at a price of Aud$0.92 per share and realized gross proceeds of Aud$10,177,500 (US$7,430,593). Net proceeds for the joint public offering after deducting fees were US$102,957,796.

  The net proceeds from these issues are being used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

  Cash outflows from financing activities were $1,483,861 (2004: $Nil). Deferred financing fees were paid in relation to the $355,000,000 mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.
- Cash outflows from investing activities $18,834,280 (2004: $11,748,970) relate to the increased expenditure on Lumwana since the beginning of the year $13,059,206 (2004: $11,434,930) associated with the pre-development, FEED and DFS phases of the project. Further cash outflows came from the purchase of property, plant and equipment $5,719,610 (2004: $314,040) primarily related to the initial deposits on long lead items for construction phase of the Lumwana Project.

5. Discussion of Financial Position and Liquidity

	December 31 2005	December 31 2004
	$	$
Assets		
Cash and cash equivalents	111,689,812	3,640,946
Other current assets	250,764	248,806
Capital assets	46,961,175	27,951,372
Total assets	158,901,751	31,841,124
Liabilities		
Current liabilities	3,067,064	2,008,343
Long-term debt	8,291,150	9,550,800
Employee future benefits	230,439	179,477
Total liabilities	11,588,653	11,738,620
Shareholders' equity	147,313,098	20,102,504
Outstanding number of shares [1]	317,113,253	96,026,019

[1] - The number of shares have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

Cash and Cash Equivalents

Cash and cash equivalents increased to $111,689,812 at December 31, 2005 (December 31, 2004: $3,640,946), primarily due to the proceeds from the two private placements and the public offering.

Other Current Assets

The total current assets remained steady at $250,764 at December 31, 2005 (December 31, 2004: $248,806).

Capital Assets

The increase in capital assets at December 31, 2005 to $46,961,175 (December 31, 2004: $27,951,372) is principally related with activities on the Luwmana Project as follows:

- Capitalization of the deferred exploration and evaluation costs of $11,987,865 (2004: $12,737,643).
- Construction in progress of $5,502,499 (2004: Nil) associated with deposits on long lead items.
- Deferred financing fees of $1,483,861 (2004: Nil) arising from the due diligence process associated with the mandated Lumwana project finance.

Current Liabilities

Current liabilities at December 31, 2005 increased to $3,067,064 (December 31, 2004: $2,008,343) due to larger accruals associated with the Lumwana project.

Total Liabilities

Total liabilities decreased to $11,588,653 at December 31, 2005 (December 31, 2004: $11,738,620). This decrease is the net effect of the increase in Lumwana related accruals offset by the foreign exchange gains on the translation of the €7.0 million concessional loan from the European Investment Bank.

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations - U.S. $	Payments Due by Period - As at December 31, 2005				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	8,291,150	-	2,072,788	2,072,787	4,145,575
Operating Leases	246,963	143,959	103,004	-	-
Employee Entitlements	230,439	-	-	-	230,439
Capital Commitments - Lumwana	39,896,993	34,263,207	5,633,786	-	-
Total Contractual Obligations	48,665,545	34,407,166	7,809,578	2,072,787	4,376,014

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Mine. Cancellation exposure on the Lumwana capital commitments is $2,919,328 at December 31, 2005.

Shareholders' Equity

Shareholders' equity has increased to $147,313,098 as at December 31, 2005 (December 31, 2004: $20,102,504) arising from the two private placements, the joint Canadian and Australian public offering and the vesting of incentive stock options issued.

On March 29, 2005 Equinox closed a private placement of 14,403,900 common shares at a price of C$0.60 per share and realized gross proceeds of C$8,642,340 (US$7,114,455). Net proceeds after capital raising costs were US$6,453,318.

On August 25, 2005 Equinox closed a private placement of 47,933,334 common shares at a price of C$0.60 per share and realized gross proceeds of C$28,760,000 (US$24,085,819). Net proceeds after capital raising costs were US$22,676,644.

On December 20, the joint Canadian and Australian public offering closed issuing a total of 158,750,000 common shares. The Canadian public offering issued 147,687,500 common shares at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$118,150,000 (US$101,372,691). The Australian public offering issued 11,062,500 common shares at a price of Aud$0.92 per share and realized gross proceeds of Aud$10,177,500 (US$7,430,593). Net proceeds for the joint public offering after deducting fees were US$102,957,796. On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

At February 28, 2006 the company had 339,266,378 ordinary shares outstanding (See section 11 - Subsequent Event). In addition there were 15,417,000 incentive stock options outstanding with exercise prices ranging from C$0.55 to C$0.95 per share. A further 13,978,565 options granted to Directors as at February 28, 2006 are subject to shareholder approval at the next General Meeting of shareholders and will be expensed once approval is obtained.

6. Outlook

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which now provides the basis for the development of Lumwana. Successful capital raising during the year plus completion of the over-allotment option in January 2006, totalling $155,255,279, has contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana project with a 10 year stability period for the key fiscal and taxation. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has mandated a group of Lenders to provide US$355M senior and subordinated project finance facilities for the development and construction of the Lumwana Project. The Lenders are currently conducting due diligence and the Company is progressing key contracts required for the completion of project financing that include offtake agreements with smelters and the EPC contract with the project constructor Ausenco Bateman joint venture. For further information refer to the subsequent events section.

The Company's objective is to achieve financial completion by mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

Critical Accounting Estimates

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 3 of the 2005 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management considers the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from 1 July 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar.

Comparative figures previously reported in Australian Dollars have been translated to US Dollars using the current rate method.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 3(d) of the 2005 audit consolidated financial statements) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the "Deed") under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this "Closed Group" (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: - Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. Summary of Quarterly Results (unaudited)

The table below sets forth selected financial data for each of the eight quarters ending December 31, 2005. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data - Last Eight Quarters								
Three Months Ended	**Dec 05**	**Sep 05**	**Jun 05**	**Mar 05**	**Dec 04**	**Sep 04**	**Jun 04**	**Mar 04**
Other Income $('000)	(314)	102	26	113	(122)	654	45	63
Income/(Loss) $('000)	(2,546)	(1,655)	(1,291)	(1,154)	(848)	(1,098)	(767)	(383)
Income/(Loss) per share (dollars) (1)	(0.014)	(0.013)	(0.012)	(0.012)	(0.009)	(0.012)	(0.011)	(0.006)
Weighted avg # of shares - Millions (1)	179.07	129.71	110.43	96.51	96.03	95.31	71.85	64.93

(Except as otherwise indicated, financial information prior to the quarter ended June 2004 is that of Equinox Resources.)

(1) - The loss per share and weighted average number of shares figures have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

8. Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by Minproc, Golder and Investor Resources Ltd. ("IRL") has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release is based on information compiled by Dean David (GRD Minproc), Ross Bertinshaw (Golder), Andrew Daley (IRL) and Robert Hanbury (Knight Piesold Pty. Ltd.), each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana presented above is based on a model which includes inferred resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the economic analysis proposed after the first twelve years of operation will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators to present this analysis. See the Technical Report for further details.

This document contains information of an economic, scientific and technical nature which is based upon the technical report prepared by Minproc, Golder and IRL dated October 2005 (the "Technical Report"). Readers are cautioned not to rely solely on the summary of such information contained in this document, but should read the Technical Report which will be posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com). Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated

9. Risk Factors

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox will require further capital from external sources to fund its operating costs and develop Lumwana; Equinox's ability to complete project financing of debt and equity; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the structuring of an EPC construction contract on terms acceptable to the project Lenders and Equinox; the provision of grid power to the Project; road access to the Project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the *Native Title Act* (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated December 9, 2005, and AIF which are available on SEDAR at www.sedar.com *and should be reviewed in conjunction with this document.*

10. Outstanding Share Data

The only class of securities of the Company outstanding as at February 28, 2006 is common shares. As at February 28, 2006, the Company had 339,266,378 common shares outstanding. (See Section 11 – Subsequent Event)

The Company has a Long Term Incentive Stock Option Plan ("Option Plan") for certain of its directors, officers, consultants and employees.

11. Subsequent Events

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

On January 10, 2006 Equinox awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman"). With the recent completion of the FEED phase, the Ausenco – Bateman joint venture will complete detailed engineering for Lumwana implementation and under the agreement will submit an Engineering, Construction & Procurement ("EPC") contract to Equinox by the end of the first Quarter of 2006. This will enable Equinox to finalize the debt funding portion of the project development capital. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during the second Quarter of 2006.

On February 16, 2006 Equinox signed electricity connection and power supply agreements with the Zambian power authority, ZESCO Limited ("ZESCO"). The agreements entail the design and construction of a high voltage (330kV) transmission line from Solwezi to Lumwana to supply power to the project. The 65km extension of this line from Solwezi to Lumwana will not only provide sufficient power for Lumwana's requirements, but includes sufficient capacity for future expansions at Lumwana and for regional power reticulation. The construction and commissioning of this line is scheduled to be completed by 3rd quarter 2007 which is consistent with the current development schedule for Lumwana. Equinox has also entered into a 15 year, long-term power supply agreement with ZESCO to provide the bulk electricity requirements for the Lumwana Project.

EQUINOX MINERALS LIMITED

NOTICE OF RECORD AND MEETING DATES

Pursuant to National Instrument 54-101, Equinox Minerals Limited hereby notifies you of an annual meeting of the shareholders of the corporation as follows:

Meeting Date:	May 10, 2006
Record Date: (to receive notice of meeting and to vote at meeting)	March 31, 2006
Applicable Securities:	Common Shares (including CHESS Depository Interests)

DATED this 3rd day of March, 2006.

EQUINOX MINERALS LIMITED

By: (signed) *"Michael J. Klessens"*
Michael J. Klessens, Chief Financial Officer
and Company Secretary

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
P.E.I Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities – Northwest Territories
Registrar of Securities - Yukon
Toronto Stock Exchange
Australian Stock Exchange

EQUINOX MINERALS LIMITED
ARBN 108 066 986

March 22, 2006

ZCCM Investments Holdings Plc to take US$30 million Private Placement in Equinox Minerals Limited

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: EQN) ("**Equinox**" or the "**Company**") is pleased to announce that it has entered into a non-brokered US$30 million private placement Subscription Agreement with **ZCCM Investments Holdings Plc (LSE: ZCC)** ("**ZCCM**") pursuant to which ZCCM has agreed to purchase from Equinox the following Common Shares of the Company ("**Shares**"):

(a) on or about March 31, 2006 (the "**Initial Subscription Date**"), ZCCM will purchase US$15 million of Equinox Shares at a price per Share equal to 1.20 times the volume-weighted average trading price ("**VWAP**") of Shares on the Toronto Stock Exchange ("**TSX**") calculated over the five Business Day period immediately preceding the Initial Subscription Date; and

(b) no later than June 30, 2006, (the "**Second Subscription Date**"), ZCCM will complete its investment in Equinox with the purchase of the remaining balance of US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5 day VWAP of Shares on the TSX calculated immediately preceding the Second Subscription Date.

A representative of ZCCM will be invited to join the board of Equinox Copper Ventures Limited, Equinox's 100% owned Zambian subsidiary. The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for expanded Zambian exploration and for general working capital.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This private placement transaction is subject to TSX approval.

ZCCM is the 86.6% owned subsidiary investment vehicle of Zambia Consolidated Copper Mines Ltd., the national mining company of the Government of the Republic of Zambia. ZCCM holds equity investments in many Zambian mining organizations including Chambishi Metals Plc, Chibuluma Mines Plc, Copperbelt Energy Corporation, Kansanshi Mining Plc, Konkola Copper Mines Plc, Luanshya Copper Mines Plc and Mopani Copper Mines Plc.

Commenting on the offering, Mr Craig Williams, Equinox President and Chief Executive Officer said, "This investment in Equinox by ZCCM facilitates Zambian investment participation in the Lumwana Project, emphasizing the importance of the development of the Project to the Republic of Zambia. It also underlines the renaissance occurring in mining in this open-market, mining friendly country. We welcome the opportunity to cement a constructive relationship with the Zambian investment community. Our objective to construct the largest copper mine in Africa is progressing towards the closing of debt financing and commencement of construction in mid-2006."

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

AIF (March 31, 2006)

March 31, 2006

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

EQUINOX MINERALS LIMITED

155 University Avenue
Suite 1701
Toronto, Ontario
M5H 3B7

Unless otherwise indicated, the information in this Annual Information Form is given as of December 31, 2005. All amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. References to "Cdn$" are to Canadian dollars and "A$" are to Australian dollars.

CAUTIONARY STATEMENT:

Certain of the information contained in this document constitutes "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of copper, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the securities regulatory authorities in each of the provinces and territories of Canada.

TABLE OF CONTENTS

Page 1

TABLE OF CONTENTS
(continued)

Page 2

TABLE OF CONTENTS
(continued)

Page 3

EQUINOX MINERALS LIMITED

Equinox Minerals Limited ("Equinox" or the "Company") was incorporated under the *Canada Business Corporations Act* on January 19, 2004. The address and the registered and records office of the Company is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7. Subsidiaries of the Company maintain corporate offices at 50 Kings Park Road, West Perth WA 6005, Australia, in Lima, Peru and a site office at the Lumwana Project in Zambia.

Restructuring of Equinox Resources Limited

Equinox was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the "Scheme") and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the "Implementation Agreement", and together with the Scheme, the "Restructure"). The Restructure was approved by the supervising court and by the holders of ordinary shares of Equinox Resources (the "Equinox Resources Shares") at the meeting held for the purposes of approving the Scheme (the "Scheme Meeting") and completed on June 18, 2004. Pursuant to the Implementation Agreement, all Equinox Resources Shares were transferred to the Company and shareholders of Equinox Resources received one fully paid Equinox common share or Equinox CHESS Depository Interest, an Australian depository interest each of which represents one Equinox common share ("Equinox CDIs") in exchange for every three Equinox Resources Shares held.

In connection with the Restructure: (i) Equinox Resources became a wholly-owned subsidiary of the Company; (ii) Equinox Resources was delisted from the Australian Stock Exchange Limited (the "ASX"); (iii) the shareholders of Equinox Resources on June 25, 2004, the record date for determining participation in the Restructure (the "Scheme Shareholders") received one Equinox common share or Equinox CDI in exchange for three Equinox Resources Shares held; and, (iv) the Equinox CDIs were listed on the ASX and the Equinox common shares were listed on the Toronto Stock Exchange (the "TSX").

In connection with the Restructure, Equinox entered into arrangements with holders of options to purchase Equinox Resources Shares pursuant to which such options were cancelled in exchange for Equinox common shares or a combination of Equinox common shares and cash. The purpose of the Restructure was to effect a "redomicile" of Equinox Resources from Australia to Canada and to complete a listing on the TSX which was achieved on June 29, 2004.

The following diagram sets out the intercorporate relationships between the Company and its material subsidiaries:


EQUINOX MINERALS LIMITED
Corporate Structure
Individual Shareholders
30%
EQUINOX MINERALS LIMITED (Canada)
70%
Alturas Minerals Corp. (Canada)
100%
Alturas International Ltd (Canada)
100%
Equinox Peru Ventures Ltd (Australia)
70%
30%
Alturas Minerals S.A. (Peru)
100%
EQUINOX RESOURCES LIMITED (Australia)
100%
Equinox Overseas Pty Ltd (Australia)
100%
Equinox Zambia Limited (Zambia)
Equinox Nickel Ventures Pty Ltd (Australia)
100%
Equinox Ventures Pty Ltd (Australia) Dormant
100%
Equinox Africa Limited (Australia)
100%
Zambezi Project
Earning up to 60%
Cowan Nickel Joint Venture
Directly Owned Projects
Australian Projects
Equinox Resources NL (Australia) Filial Swedish Projects
Norrbotten (100%)
Gawler Craton - SA (100%)
Curnamona Craton - SA (100%)
Fort Constantine South - QLD (100%)
Eliza Creek - QLD (100%)
100%
Equinox Copper Ventures Limited (Zambia)
100%
Lumwana Copper Project

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Equinox was established to be the Canadian holding company and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on the ASX in 1994. Equinox's strategic objective is to expand its operations from exploration to development, in order to produce cash flow to sustain further exploration, acquisitions and development. As of December 31, 2005, Equinox had a total of 136 employees.

The principal assets of Equinox are:

(i) a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project"); and

(ii) interests in a number of exploration projects in Zambia, Australia, Peru and Sweden.

Equinox Resources was formed in 1993 by the technical team involved in a number of significant discoveries for Hunter Resources Limited during the mid-1980s to early-1990s. The leaders of this team, Craig Williams and Dr. Bruce Nisbet, co-founded Equinox Resources. These Australian discoveries included the Ernest Henry copper-gold deposit, the Nimary-Jundee gold deposits and a number of other gold deposits including Mertondale, Goongarrie and Dalgaranga, and the Munni Munni platinum-palladium deposit.

Equinox Resources listed on the ASX in 1994 with a portfolio of exploration properties in Western Australia, South Australia and Queensland. The exploration focus for Equinox Resources at that time was Archaean gold and Iron Oxide Copper-Gold ("IOCG") type deposits. In 1994, Mr. Williams and Dr. Nisbet were jointly awarded "Prospector of the Year" by the Australian Association of Mining and Exploration Companies and in 1996 Equinox Resources was awarded "Explorer of the Year" by the Australian Mines Handbook.

In 1996, Equinox Resources commenced overseas activities with exploration for IOCG mineralization in Sweden and in Southern Africa in an alliance with Anglo American Prospecting Services (Pty) Ltd (the "Zambezi Joint Venture"). The Equinox Resources activities in Southern Africa became focused on its operatorship of the Zambezi Joint Venture. When, pursuant to the joint venture agreement, operatorship passed to Anglo American Prospecting Services (Pty) Ltd, Equinox Resources was able to explore independently in Zambia. Subsequently, the Company formed a joint venture with Phelps Dodge Corporation ("Phelps Dodge") on the Lumwana Project in 1999.

Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000 and a bankable feasibility study (the "BFS") in 2003. The $13.0 million BFS was financed through a concessional loan and a note facility, the latter having been fully repaid. A Definitive Feasibility Study (the "DFS") was completed on the Lumwana Project in 2005. Project development commenced in late 2005 with the Company committing to purchase long-lead items and equipment and initiating pre-construction activities on site.

During the period from 1999 to present, Equinox Resources has maintained a modest level of exploration activity on its Australian and Swedish properties, mainly through past alliances with BHP Billiton Limited. Although the Company has been focusing on the Lumwana Project, Equinox has maintained its other exploration activities. In 2004, Equinox Resources commenced a nickel sulphide exploration program in Western Australia by forming the Cowan Nickel Joint Venture with Bullion Minerals Limited to explore a package of properties south of Kambalda. In 2004, Equinox Resources also commenced activities in Peru through its 70% holding of Alturas Minerals S.A. which has acquired precious metal and base metal projects in Peru.

During the last 24 months, metal prices and resource equity markets have shown a significant improvement, the first strong upswing since 1997. This strong demand has coincided with only limited development of new sources of copper supply, largely as a consequence of reduced exploration and development expenditure since the mid-1990s.

Equinox believes it is positioned to capitalize on these improved market conditions. Equinox Resources acquired its interest in the Lumwana Project in 1999 when copper prices were at their lowest point in 15 years. The

copper price has improved from the 1999 low point of $0.61 per pound of copper to approximately **$2.46** per pound on March 30, 2006 as reported by the London Metals Exchange (the "LME").

Figure 1: Map of the World Showing Equinox Regions of Activity


SWEDEN
Exploration properties in Norrbotten
TORONTO
Corporate Office
PERU
Aruras Minerals
Gold exploration
ZAMBIA
Lumwana Copper Project
Exploration properties
- Lumwana
- Zambezi
PERTH
Corporate Office
AUSTRALIA
Exploration properties in Western Australia, South Australia and Queensland

Financing Activities

On July 8, 2004, Equinox completed an initial public offering and listing on the TSX of 22,000,000 of its common shares at Cdn$0.71, representing aggregate gross proceeds to Equinox of Cdn$15,620,000 ($11,628,000) and aggregate net proceeds of Cdn$14,526,600 ($10,813,000). Net proceeds from this offering were used to fund the purchase of Phelps Dodge's 49% interest in the Lumwana Project, pre-development costs of the Lumwana Project, exploration activities and expenses of the offering.

On March 29, 2005, Equinox completed a private placement of 14,403,900 common shares, at Cdn$0.60 for aggregate gross proceeds of Cdn$8,642,340 ($7,114,455). The net proceeds from the private placement were used for working capital and to fund Equinox's obligations under the Front End Engineering and Development ("FEED") contract described below.

On August 25, 2005, Equinox completed a private placement of 47,933,334 common shares at Cdn$0.60 per common share for aggregate gross proceeds of Cdn$28,760,000 ($24,085,819). The net proceeds from the private placement were used primarily for the Lumwana Project, including expenditure for a portion of the Company's contribution to the initial capital cost, debt financing costs, exploration activities and general working capital purposes.

On December 20, 2005, Equinox completed public offerings on the TSX and ASX of 147,687,500 and 11,062,500 of its common shares at Cdn$0.80 and A$0.92 respectively. Aggregate gross proceeds were Cdn$126,933,183 ($108,803,284) and aggregate net proceeds were Cdn$120,919,003 ($102,957,796). An additional 22,153,125 common shares were issued on January 4, 2006 pursuant to an over-allotment option for aggregate gross proceeds of Cdn$17,722,500 ($15,251,721) and aggregate net proceeds of Cdn$16,836,375 ($14,489,135). The total net proceeds from the offerings, including the over-allotment option, were Cdn$137,755,378 ($118,756,621), which will be used primarily for the Lumwana Project. On January 5, 2006 Equinox closed its Over-Allotment Option relating to

the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

On March 22, 2006, Equinox entered into a non-brokered $30 million private placement subscription agreement with ZCCM Investments Holdings Plc ("ZCCM") pursuant to which ZCCM has agreed to purchase from Equinox the following common shares of the Company: (a) on or about March 31, 2006 (the "Initial Subscription Date"), ZCCM will purchase $15 million of common shares at a price per share equal to 1.20 times the volume-weighted average trading price ("VWAP") of Equinox common shares on the Toronto Stock Exchange ("TSX") calculated over the five Business Day period immediately preceding the Initial Subscription Date; and (b) no later than June 30, 2006 (the "Second Subscription Date"), ZCCM will purchase an additional $15 million of common shares at a price per share equal to 1.15 times the 5-day VWAP of Equinox common shares on the TSX calculated immediately preceding the Second Subscription Date. The ZCCM subscription agreement provides that a representative of ZCCM will be invited to join the board of Equinox Copper Ventures Limited. ZCCM is the 86.6% owned subsidiary investment vehicle of Zambia Consolidated Copper Mines Ltd., the national mining company of the Government of the Republic of Zambia. The net proceeds of the offering are intended to be used to fund, in part, the development of the Lumwana Project, for expanded Zambian exploration activities and for general working capital purposes.

Lumwana Project

The Lumwana Project is located in the North Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox has a 100% interest in the Lumwana Project.

The BFS was completed in October, 2003, following an intensive two-year program by Equinox Resources and the DFS was completed in October 2005. Equinox commenced development in late 2005 and will begin construction following completion of project financing. Equinox expects commercial production to commence in late 2007 or early 2008.

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 269.4 million tonnes averaging 0.83% copper and an additional inferred resource of 631.8 million tonnes averaging 0.64% copper, at a cut-off grade of 0.2% copper, assessed in accordance with the 1999 Australasian Code for the Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("National Instrument 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves (the "CIM Standards"). This assessment confirms a proven and probable sulphide reserve of 212.7 million tonnes ("Mt") averaging 0.82% copper and 144.7 Mt of inferred sulphide resources at 0.61% copper; and proven and probable oxide reserves of 5.8 Mt averaging 0.83% copper and 4.2 Mt of inferred oxide resources at 0.50% copper within the designed pits. Fifty-six percent of the sulphide mineral reserves and eighty-six percent of the oxide mineral reserves are proven reserves. The current mining schedule plans to mine at a production rate of 20 Mt of copper ore per year providing a 17 year mine life.

The BFS proposed a two stage development of the Lumwana Project. The staged process was designed to optimize capital expenditures on the Lumwana Project and to take account of the metallurgical characteristics of the ore bodies. The first stage (years 1 - 5) envisaged ore being processed into copper concentrate on-site to be transported to a smelter for treatment and refining. The second stage (years 6 - 20) involved the construction of a Roast-Leach-Electrowinning ("RLE") refinery on-site to process concentrate into copper cathode, also recovering cobalt and sulphuric acid.

Equinox has simplified the proposed development at Lumwana, changing the process design from a two-stage process to a single-stage process. As a result, ore will be processed on site to produce a concentrate for treatment at a third party smelter. The key benefit of the revised development plan is the removal of the need for a second stage of capital to construct the RLE plant, which reduces the required capital expenditure.

The DFS indicates that Lumwana will produce an average of 150,000 tonnes of copper per year over the 17 year mine life at an overall average cash cost of $0.70 per pound of copper.

Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a Letter of Intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49% interest in the Lumwana Project. Equinox entered into an agreement to acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an option to acquire for a payment of $12.8 million on the commencement of commercial production.

Development Plan

On February 22, 2005, Equinox awarded the FEED contract to GRD Minproc Limited ("GRD Minproc"), a subsidiary of GRD Limited. The FEED was completed at the end of 2005. In January 2006 a joint venture between Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman") (the "ABJV") was awarded the detailed design contract leading to a fixed price Engineering, Procurement and Construction ("EPC") contract for the development of the Lumwana Project.

Equinox expanded its operations team which worked with GRD Minproc to update the BFS capital and operating cost estimates and optimize the project and this team is working with the ABJV.

In order to develop Lumwana, Equinox will need to finance development using a combination of project debt and equity financings. On August 3, 2005, Equinox mandated a group of lenders (the "Senior Project Lending Group") to provide a total of $305 million in senior and subordinated project finance facilities for the development and construction of the Lumwana Project. Indicative term sheets for both the senior and subordinated facilities have been agreed upon and the documentation and due diligence process is currently underway.

On October 20, 2005, Equinox mandated additional lenders to provide additional senior project finance loans in the aggregate amount of $50 million, providing Equinox with a total of $355 million in senior project finance loans. The equity component of the financing is discussed above under the heading "Financing Activities".

Other Exploration Projects

Equinox's exploration strategy is focused on four styles of deposits:

(i) Copperbelt-style copper-cobalt mineralization in Zambia, both in the Zambian Copperbelt region and in the North Western Province around Lumwana;

(ii) Archaean nickel sulphide mineralization of the Kambalda-style in the Yilgarn Province of Western Australia;

(iii) Epithermal gold and base metal mineralization in Peru; and

(iv) IOCG mineralization in South Australia, North Queensland, Sweden and Zambia.

See "Description of the Business – Exploration Projects".

DESCRIPTION OF THE BUSINESS

The Lumwana Project

The following is the description of the Lumwana Project. The technical information in this section regarding the Lumwana Project is summarized or extracted from the "Amended Technical Report on the Lumwana Project, North Western Province, Republic of Zambia" dated October 2005 (the "Technical Report"), prepared by Dean David, Process Consultant of GRD Minproc, Ross Bertinshaw, Principal, of Golder Associates Pty Ltd. ("Golder"), Andrew

Daley, Director, of Investor Resources Limited ("IRL"), and Robert Hanbury, Associate Director, of Knight Piesold Pty Ltd. ("Knight Piesold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101, and Matthew McInnes, Senior Process Engineer, of GRD Minproc. GRD Minproc was generally responsible for the processing plant and infrastructure. Golder was responsible for the resource and mining aspects, Knight Piesold was responsible for the tailings and water management sections and IRL was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report. Information in this section arising subsequent to the date of the Technical Report regarding the development of the Lumwana Project is provided by Equinox management.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

Introduction

The Lumwana Project is a proposed open pit mine and processing plant facility to be constructed on the Central African Copperbelt in the North Western Province of Zambia. Equinox earned a 51% vested interest in the Lumwana Project by funding the cost of the BFS and acquired the remaining 49% interest from Phelps Dodge on December 31, 2004, bringing its ownership interest in the Lumwana Project to 100%.

The BFS report published in October 2003 was prepared by Aker Kvaerner Australia Pty Ltd ("Aker Kvaerner") in conjunction with various consultants. These included Golder which was responsible for the resource, mining, environmental tailings and water management sections of the BFS and IRL which was responsible for the financial modelling and economic analysis of the project.

GRD Minproc was appointed the FEED contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005 in the DFS. GRD Minproc was generally responsible for the processing plant and infrastructure planning, Golder was responsible for the resource and mining aspects, Knight Piesold was responsible for the tailings and water management sections and IRL was responsible for the administration aspects, financial modeling and economic analyses of the project.

Work conducted to date includes geology and resource estimation, proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, infrastructure required to support the facilities, the proposed water and waste management system, environmental considerations and studies, financial analysis and the proposed project implementation plan.

On January 10, 2006 Equinox awarded the implementation phase of the Lumwana Copper Project to the ABJV. With the completion of the Phase 1 FEED in December 2005, the ABJV will complete detailed engineering for Lumwana implementation and under the agreement will submit an EPC contract to Equinox. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during the quarter ending June 30, 2006.

Property Description and Location

The Lumwana Project is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka (Figure 2).

The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects, which collectively constitute the Lumwana Project. LML-49 covers copper, cobalt, gold, silver, uranium and any additional minerals that may be commercially extracted or that are required for Lumwana Project development. LML-49 was granted on January 6, 2004 and is valid for 25 years, renewable for a further 25 years.

The conditions of LML-49 include customary provisions such as the requirement to obtain government approval of the Company's proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. The Company considers these conditions to be reasonable and anticipates no material problems in obtaining the relevant approvals and complying with the conditions of LML-49.

Figure 2: Map of North Western Zambia



LUMWANA
LML 49
Mwinilunga
Solwezi
Mufulira
Chingola
Kitwe
Ndola
Lusaka
Major road
Railway
Lumwana project

The proposed layout of the Lumwana Project is shown in Figure 3.

Figure 3: Lumwana Copper Project – Proposed Layout Drawing



Waste Dump
Malundwe Main Pit
ROM Pad & Crusher
Tailings Storage Facility
Diversion Channel
Conveyor
Diversion Channel
Process Plant
Lumwana Estate (Town)
Sub-Station
Malundwe South Pit
Chimiwungo Dam
Offices
Process Plant Road
330KV Power Line
Light Industrial Area
Chimiwungo Main Pit
Chimiwungo East Pit
Waste Dump
Waste Dump
T5 Kitwe - Mwinilunga Highway
Chimiwungo South Pit
Waste Dump
Lumwana Mine Road
N
0
5
Kilometres

Surface Rights and Land Ownership Rights in Zambia

There is no freehold property in Zambia. All land in Zambia vests in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals vests in the person holding a license as issued from the Ministry of Mines. Therefore one person may own the surface rights while another holds the mineral rights pertaining to the same land. As discussed in "— Property Description and Location", Equinox holds the mining license LML-49 for the Lumwana Project.

Access to surface rights may be restricted under certain circumstances including land dedicated as a place of burial, land containing any ancient monument or national monument as defined in the *National Heritage Conservation Act*, land which is within 90 m of any building or dam owned by the Republic of Zambia, and land forming part of a Government aerodrome as defined in the *Air Navigation Regulations* made under the *Aviation Act*. In each of these cases, the written consent of the appropriate authority will suffice to enable use and access.

A Heritage Survey was undertaken as part of the Environmental Baseline Study. This survey found that some rock shelters and engravings exist and are located upstream of the Malundwe deposit and downstream of the area proposed for the tailings storage facility, which are likely to be affected by the construction of a cross valley overburden dump. Since it is not feasible to re-locate the waste dump, it has been agreed with the National Heritage Commission that these engravings will be removed prior to project development being undertaken and stored in a museum.

The holder of LML-49 will also require the written consent of the owner or legal occupier (or his duly authorized agent) for use or access to any land which is the site of, or within 180 m of, any inhabited, occupied or temporarily uninhabited house or building, or within 45 m of any land which has been cleared, ploughed or otherwise prepared in good faith for the growing of farm crops or upon which farm crops are growing. There are currently no residences within the proposed disturbance area. There was however, agricultural activity in the area which was

surveyed and compensation rates were subsequently approved by the regulatory authorities. All agricultural activity within the proposed disturbance area has now been completed, crops have been removed and compensation payments have been disbursed.

The Environmental Council of the Republic of Zambia approved the Environmental Impact Assessment (the "EIA") for the Lumwana Project in October 2005. This is the final major approval required from the Government of Zambia for Lumwana mine development and follows a period of public consultation and disclosure of the EIA in accordance with Zambian regulations and World Bank guidelines.

Acquisition of Title to Land in Zambia

All land in Zambia is categorized as state/reserve land, customary land or trust land. The procedure for procurement of title or use of such land varies with each category. The Lumwana Project land will fall into three of these categories: customary land; state land and forest reserve (which is also state land, but has different rules pertaining to acquisition of rights to its use).

Customary land rights in the Lumwana Project area are held by three local chiefdoms: Chief Mukumbi, Chief Mumena and the Matebo Royal Establishment Committee (collectively, the "Royal Chiefs of Lumwana") who hold these rights in trust for the benefit of their communities. A memorandum of understanding was signed on August 7, 2005 pursuant to which the Royal Chiefs of Lumwana agree to grant surface rights to Equinox for the Lumwana Project. Since it is the intention of Equinox to construct major developments on the land, it will be necessary to register the holding under legal title in order to ensure security of tenure.

Title to state land is normally automatic where such land falls within the general area over which a mining license is granted.

Although it is unlawful to deal in forest produce or to build or construct or operate any plant, machinery or equipment in a forest reserve without a proper licence, there is a general exemption from this restriction for companies holding mining licences.

Development Agreement

On December 16, 2005, Equinox announced that the Development Agreement with the Government of the Republic of Zambia ("GRZ") was signed.

The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project, providing the certainty and comfort for investors and financiers in securing the required returns for the project for such a significant capital investment.

Key concessions agreed within the Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product for the stability period. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has also been a deferral of payment of various customs and excise duties and imposts, and a confirmation that there will be no withholding tax payable on the remission of profits or restrictions on the repatriation of capital.

Project Ownership and Royalties

Equinox acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge on August 27, 1999. Equinox earned a 51% vested interest by completing the BFS and expending in excess of $10 million on exploration of the property and the BFS. On December 31, 2004, Equinox acquired the remainder of Phelps Dodge's interest by paying $5 million. Phelps Dodge retains a 1% net smelter return which Equinox has the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

A royalty of 0.6% of gross metal value produced will be payable to the Zambian Government.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The topography of the project area is characterized by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 meters, Relative Level ("mRL") within the Lumwana East River water course to around 1,410 mRL within the general vicinity of project operations. The predominant vegetation is Miombo woodland, with a good vegetation cover. The project area is not pristine due to the impact of previous tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses. There are no permanent dwellings in the mine area, although some peripheral subsistence farming is practiced and temporary wooden shelters are erected during the growing season. Project development will not require the relocation of any indigenous peoples. There is very little wildlife in the area.

The North Western Province of Zambia has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm. October has the highest average maximum temperature of 32 degrees Celsius with June having the lowest average minimum temperature of 24 degrees. The operating season for the Lumwana Project will be 365 days per year.

The main access to the Lumwana Project will be via road. The plant site is accessible via a 10 km road branching off the Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North Western Province. This important artery is a two-lane bitumen highway that requires improvement in some stretches. However, the Government of Zambia is committed to upgrading the highway and work has already commenced.

Air access will also be available for emergency and medivac air facilities that may be required during the construction and operational phases of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana Project site and Mwinilunga, some 84 km to the west.

The type of transport required to service the mine and concentrator at the Lumwana Project includes fuel tankers; (55 tonne capacity) tarpaulin covered truck and trailer road trains (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 per day; as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

Power at the Lumwana Project site is currently supplied by on-site diesel generators. On February 16, 2006, Equinox signed a contract with ZESCO Limited ("Zesco"), the power transmission utility of the Government of the Republic of Zambia, for the design and construction of a high-voltage transmission line to supply power to the Lumwana Project. A 330kV power line has been constructed from Chingola to Solwezi, and will have sufficient capacity to supply power to the Solwezi region and the Lumwana Project. The cost of extending the power line from Solwezi is included in the Lumwana Project capital cost estimate, and the terms of the power connection and supply agreement have been negotiated with Zesco for a period of 15 years.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made to cover the operating costs associated with the health and training of the workforce.

Geology

Regional Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan and the Lower and Upper Kundelungu Supergroups. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Lufilian Arc. The regional geology of Zambia including the Zambian Copperbelt is shown below in Figure 4.

Figure 4: Zambia – Regional Geology



28° E
Project
13° S
13° S
Zambezi River
Geology
Kalahari sands and alluvium
Karoo sediments
Katanga metasediments
Lower Roan "Mine Series"
Muva metasediments
Gneiss
Metavolcanics/metasediments
Granite
Mineralisation
Gold
Copper and Cobalt
Copper
Gold and Copper
Iron
Uranium
Lumwana LML 49
N
0
200km
28° E

LML-49 covers the north-eastern lobe of the Mwombezhi Dome. A number of Lufilian age, layer-parallel shear zones have been recognized in the Dome, which structurally emplace the Katangan units within the basement, producing a series of tectono-stratigraphic sheets which have been thrust on top of the two central cores of the Mwombezhi Dome. Within LML-49 these include the Malundwe and Chimiwungo Sheets, which host the two orebodies.

Lumwana Deposit Types and Mineralization

The Lumwana Project contains two major copper deposits, Malundwe and Chimiwungo, which are structurally controlled deposits of Central African Copperbelt type. Of the two major deposits, Malundwe is smaller, but with higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt. Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt, including a number of significant high grade cobalt zones, and some sporadic uranium mineralization. The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitized, recrystallized muscovite-phlogopite-quartz-kyanite schists, with disseminated sulphides (typically $\leq 5\%$) dominated by chalcopyrite and bornite. The distribution of copper mineralization is consistently controlled by stratabound geology, with high consistency of copper grade. The grade continuity is aligned to the north-south mineralization stretching lineation.

The overall mineralization length at Malundwe is approximately 6.0 km in the north-south orientation, and up to 1.0 km wide (east-west). The Chimiwungo Main (including Chimiwungo East) mineralization extends 1.5 to 2.4 km north-south and 4.2 km in the east-west orientation. Chimiwungo South is separated from Chimiwungo Main by a fault. The mineralization of Chimiwungo South extends up to 1 km north-south and 1.7 km in the east-west orientation.

Typical cross sections through Malundwe and Chimiwungo are presented below in Figures 5.1 and 5.2 respectively.

Figure 5.1: Malundwe Mineralization – Cross Section



A
B
1300RL
1200RL
1100RL
0
100m
Leached overburden
Hangingwall gneiss
Oxide ore
Sulphide ore schist
Footwall gneiss
Epidote schist
Drill hole
MALUNDWE CROSS SECTION 8648350mN

Figure 5.2: Chimiwungo Mineralization – Cross Section



A (Looking West)
B
1500RL
1000RL
0
500m
Leached overburden
Hangingwall gneiss
Oxide ore
Upper ore schist
Middle gneiss
Main ore schist
Lower gneiss
Lower ore schist
Footwall gneiss
Drill hole
CHIMIWUNGO SOUTH AND MAIN CROSS SECTION 377630mE

Historical Exploration and Drilling

In the 1930s, prospectors discovered copper in the Lumwana East River adjacent to the Malundwe copper clearing. For a variety of reasons this discovery was not followed up until 1957 when geochemical and geophysical exploration was carried out by Roan Selection Trust ("RST").

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Four companies have drilled within the resource areas as follows:

- RST and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961 — 1976: 315 diamond core holes;
- AGIP Zambia Limited ("AGIP") - COGEMA Joint Venture ("AGIP/COGEMA") 1982 — 1990: 135 diamond holes and 87 tricone holes;

- Phelps Dodge 1993 — 1999: 27 diamond and 14 reverse circulation ("RC") holes; and
- Equinox Copper Ventures Limited 2000 — 2003: 146 diamond core holes, 486 RC holes.

In addition, in 2004 and 2005, Equinox carried out an induced polarization and RC drilling program which discovered the Chimiwungo North deposit in November 2004. Metallurgical drilling, sampling and testwork as well as geotechnical drilling were also undertaken during this period.

The Lumwana resource drill hole dataset comprises drilling prior to Equinox of 401 diamond drill holes (70,500 m), and Equinox drill holes for the BFS of 632 drill holes (65,262 m). The average drill hole density at Malundwe is approximately 100 mE x 100 mN, with the density increasing in the central portion of the deposit to 50 mE x 100 mN. Chimiwungo South was infill drilled on a 50 mE x 100 mN grid. Drilling at Chimiwungo East and Main is less dense, although there are small clusters of more detailed drilling at Chimiwungo Main.

Diamond drill hole assays were derived predominantly from sampling in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core selective sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were only assayed for copper, whereas the AGIP and Phelps Dodge programs assayed a broader suite of elements including copper, cobalt, uranium and gold. During the Equinox drilling programs, the RC sample intervals were based on 1 or 2 m samples collected in plastic bags by the drilling contractor, monitored by an Equinox geologist. For all Equinox RC drilling (which constitutes most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an Ore Schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole.

Samples derived from Equinox drilling at Lumwana were analyzed by independent laboratories for copper, cobalt, gold, uranium, sulfur and a suite of additional elements. For geological resource modeling, only valid drill holes of acceptable survey and sample quality were used. These were termed resource holes and consisted of diamond ("DD"), RC and pre-collared RC diamond ("RD") drill holes. The total number of samples and assays contained in the global database are presented in Tables 1 and 2 below.

Table 1: Pre-Equinox Resources and Equinox Resources Sample Types in Global Database

	Pre-Equinox Resources		Equinox Resources		
Sample type	No. Holes Chimiwungo	No. Holes Malundwe	No. Holes Chimiwungo	No. Holes Malundwe	Total No. Holes
DD	160	241	95	34	530
RD	—	—	9	9	18
RC	—	—	181	279	460
TOTAL	**160**	**241**	**285**	**322**	**1,008**

Table 2: Pre-Equinox Resources and Equinox Resources Number of Samples/Assays in the Global Database

	Pre-Equinox Resources		Equinox Resources		
Mineral	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Total No. Assays
Copper	8,433	4,467	16,628	7,101	36,629
Cobalt	2,144	2,138	16,628	7,101	28,011
Gold	1,787	1,782	5,867	3,097	12,533
Uranium (Chemical Assays Only)	2,082	2,138	16,628	7,101	27,949

For resource estimation purposes, the final global drill hole database for the Lumwana Project comprises 940 drill holes (393 at Chimiwungo and 547 at Malundwe), analyzed for copper, cobalt and gold. A separate uranium

database was created with combined chemical uranium assays and gamma log determinations and comprises 724 drill holes (285 at Chimiwungo and 439 at Malundwe).

Mineral Resource and Reserve Estimates

Mineral Resource Estimate

An independent mineral resource estimate was prepared by Golder. The estimate was classified in compliance with the JORC Code and has been reconciled to CIM Standards as prescribed by National Instrument 43-101. The mineral resource estimates for the Malundwe and Chimiwungo deposits, at a 0.2% copper cut-off are shown in Table 3 below.

Table 3: Lumwana Copper, Cobalt and Gold Resources (at 0.20% Copper Cut-Off[1])

	Tonnes	Cu	Co	Au	Contained Copper	
Class	**(Mt)**	**(%)**	**(ppm)**	**(g/t)**	**(Mt)**	**(Mlbs)**
Malundwe						
Measured	47.0	1.14	137	0.05	0.54	1,181
Indicated	83.3	0.90	160	0.01	0.75	1,653
Total Malundwe	130.3	0.99	152	0.02	1.29	2,834
Inferred	31.4	0.74	115	0.03	0.23	512
Chimiwungo						
Measured	82.4	0.76	296	0.02	0.63	1,381
Indicated	56.7	0.75	228	0.02	0.43	938
Total Chimiwungo	139.1	0.76	268	0.02	1.06	2,319
Inferred	600.4	0.64	48	0.01	3.84	8,471
Combined Malundwe and Chimiwungo						
Measured	129.4	0.89	238	0.03	1.15	2,539
Indicated	140.0	0.78	187	0.02	1.09	2,407
Total	269.4	0.83	212	0.02	2.24	4,946
Inferred	631.8	0.64	51	0.01	4.04	8,914

Note:
(1) Computational discrepancies which may arise in this table are a result of conforming to CIM Standards and the JORC Code and rounding errors.

The mineral resource estimates are based on the following factors and assumptions:

- The survey control and down hole surveying data were considered adequate for the purposes of the study. Geology was interpreted and modeled in three-dimensions to define geological zones that were used to flag the composited sample date for statistical and geostatical analysis.

- Using parameters derived from modeled variograms, ordinary kriging was used to estimate average block grades in the geology zones.

- Density values were assigned globally by weathering zone.

- The 0.2% copper cut-off grade was selected for reporting the copper, gold and cobalt resource. The 0.2% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the 2 m composites

used in the mineral resource estimate, and visually recognizable based on geological mineralization characteristics.

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation and as such, processing of the copper ore does not produce any uranium "contamination" of resultant copper concentrate. The Lumwana uranium resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 4 below.

Table 4: Uranium Mineral Resources within the Lumwana Mining Project

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19 408 000
Inferred	2.6	0.042	2 035 000

With the discovery of Chimiwungo North in 2004, a new resource estimate was prepared by Golder using similar quality control, interpolation parameters and the same cut-off grade of 0.2% as the BFS estimate. The Chimiwungo North estimate showed 34.4 Mt indicated copper resource at 0.50% and 9.2 Mt inferred copper resource at 0.42%. No mine planning has been carried out on Chimiwungo North and therefore these resource estimates are not included in the ore reserves.

Mineral Reserves Estimate

Golder was responsible for the mine planning and development of the mineral reserves estimate. Since the completion of the BFS, Equinox has updated the planning in mining, process and financial areas to produce the mine plan in the DFS, which was reviewed by Golder. Both the Malundwe and Chimiwungo cut-offs are based on producing a concentrate. and on a copper price of US$1.00/lb with appropriate allowances for freight and smelter charges where required. The copper cut-off grades applied were as follows:

- Malundwe Oxide: 0.29%;
- Malundwe Sulphide 0.19%;
- Chimiwungo Oxide 0.28%; and
- Chimiwungo Sulphide 0.22%.

Mineral reserves outlines are based upon 12.5 m x 12.5 m x 4 m mining blocks after a dilution zone of 1.0 m was added. This is more selective than the original BFS as Equinox believes that mining fleet selectivity can be improved by optimizing the mining method.

Golder and Equinox used Whittle 4X multi-element optimization and Maptek Vulcan software for the mine planning aspects of the project.

Table 5 gives the sulphide reserves and inferred resources, as defined in accordance with the JORC Code and CIM Standards, contained within the five designated Lumwana pits and which are considered economic and expected to be mined. These mineral reserves and inferred resources, estimated from mine planning, are included in the mineral resources quoted in Table 5.

Table 5: Sulphide Reserves and Mineral Resources within Designated Lumwana Pits

Class	Tonnes (Mt)	Cu (%)
Malundwe		
Proved	40.1	1.12
Probable	54.9	0.86
Total Mineral Reserves	95.0	0.97
Inferred Resource	7.7	0.78
Chimiwungo		
Proved	79.3	0.70
Probable	38.4	0.68
Total Mineral Reserves	117.7	0.69
Inferred Resource	137.0	0.60
Combined Malundwe and Chimiwungo		
Proven	119.4	0.84
Probable	93.3	0.79
Total Mineral Reserves	212.7	0.82
Inferred Resource	144.7	0.61

Table 6 gives the oxide reserves and inferred resources, as defined in accordance with the JORC Code and the CIM Standards, contained within the five designated Lumwana pits and which are considered economic and expected to be mined. These mineral reserves and inferred resources, estimated from mine planning, are included in the mineral resources quoted in Table 6.

Table 6: Oxide Reserves and Mineral Resources within Designated Lumwana Pits

Class	Tonnes (Mt)	Cu (%)
Combined Malundwe and Chimiwungo		
Proven	5.0	0.85
Probable	0.8	0.70
Total Mineral Reserves	5.8	0.83
Inferred Resource	4.2	0.50

As part of the mine planning process the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those covered in this report that should have a significant impact upon these estimates.

Proposed Mining Operations

The Malundwe deposit will be mined first from two open pits, with mining expected to be completed in just over five years. The Chimiwungo deposit will be mined next in three open pits, Chimiwungo South, Main and East, from year 6 onwards. The mine plan contemplates the mining and processing of sulphide copper ore at a rate of 20 million tonnes per year ("Mtpa").

A full optimization study was carried out using Whittle 4X software to determine the pits to be used as the basis of final and stage designs. The final pits, with typically two stages for each pit, were designed using the slope parameters developed as part of a geotechnical study. The Malundwe and Chimiwungo South pits reach maximum depths of 172 m and 287 m respectively.

The mine is expected to produce sulphide copper ore at a rate of 20 Mtpa once full mill production is reached. This will involve the use of up to five large hydraulic excavators (26 m^3) plus a smaller unit for selective mining and 25 large haul units (242 tonnes). These trucks will be supported by a fleet of drills, front end loaders, bulldozers, graders and other ancillary equipment.

The tailings will be placed in a tailings storage facility upstream of the Malundwe pit for the life of the mine. Part of the Malundwe waste dump will act as a wide embankment fill between the tailings and the Malundwe pit. Other waste dumps will be developed close to the pits, but will tie in with the local topography.

The Malundwe pits will be dewatered using a combination of boreholes and in-pit sumps, with water being pumped into the Lumwana East River downstream of the Malundwe pit. Chimiwungo will be dewatered using in pit sumps only.

A detailed mining schedule was developed that included elevated cut-offs for the sulphide ore. This was aimed at improving copper production, particularly in the early years, and provided the following cut-offs:

- Elevated cut-off grade for Malundwe of 0.44% copper; and

- Elevated cut-off grade for Chimiwungo of 0.35% copper.

The low grade ore (i.e. the material between the elevated and marginal cut-off grades) will be stockpiled together with the oxide material for processing later in the mine life.

This mine plan gives an average strip ratio of 3.6 : 1.

Oxide material will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 5.8 Mt (proven and probable) plus 4.2 Mt (inferred) at 0.70% copper.

Metallurgical Testing and Mineral Processing

Metallurgical Testwork

Metallurgical testwork during the BFS was carried out by Ammtec Ltd., Perth, Western Australia ("Ammtec") under the management of Aker Kvaerner to characterize the physical properties of the various ore types. Standard metallurgical testwork procedures were applied. Bond Impact Crushing Work Index determinations showed results ranging 2.3 to 11.6 kilowatt hours per tonne ("kWh/t") and averaging 5.2 kWh/t. Additional mineralogical investigations were undertaken by the Mineral Liberation Analysis Bureau of the Julius Kruttschnitt Mineral Research Centre, Brisbane, Queensland, Australia. This testwork effectively showed that effective mineral liberation occurred at the relatively coarse grind size of 300 microns.

The BFS locked cycle flotation tests produced flotation concentrate from Malundwe grading 44.4% copper with a copper recovery of 96.8%; and from Chimiwungo grading 24.7% copper with a copper recovery of 97.8%. Additional locked cycle testwork performed in 2004 by Ammtec including concentrate regrind/refloat on Chimiwungo ore produced concentrates grading 22.1 to 46% copper. The upper copper grade of 46% is accounted for by significant quantities of bornite in the schist from which those samples were taken. Copper recovery for all three ore schist types tested was above 95%.

As recommended in the BFS, further metallurgical testwork ("FEED Testwork") was carried out to characterise ore hardness for design of the comminution circuit. This FEED Testwork was conducted in 2005 and involved carrying out various grinding and ore hardness testwork on 150 samples obtained from the Malundwe and Chimiwungo ore bodies. Bench and pilot scale flotation testwork was also undertaken.

Process Plant

The BFS testwork was designed around the production of a "roaster grade" concentrate as feed to the on-site RLE facility to produce copper cathode and a "high grade" copper concentrate for sale and treatment at an external smelter/refinery. However, to minimize capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an external smelter/refinery and therefore the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement. It is not part of the integral project development plan.

Based upon this development plan, additional flotation testwork was carried out in late 2004 to further investigate flotation performance, in particular to assess the ability to produce a higher concentrate grade from the Chimiwungo orebody. See "— Metallurgical Testing and Mineral Reserves – Metallurgical Testwork".

Concentrator

The concentrator flowsheet has been designed to treat 20 Mtpa and is based upon the metallurgical testing carried out during the BFS and FEED phases of the project. Trucks from the mine will tip directly into a run of mine dump hopper for primary crushing from a nominal size of 1,500 mm to less than 200 mm. This product is then conveyed to a conical crushed ore stockpile from which ore is reclaimed via apron feeders onto a conveyor belt providing direct feed into the SAG mill. The SAG mill discharges into a hopper and the slurry is pumped to hydrocyclones in closed circuit with a ball mill for regrinding, with the overflow (P_{80} of 280 μm) reporting to flotation.

The flotation circuit consists of two parallel trains of roughing and scavenging flotation cells, with the concentrate recovered being reground and then cleaned in a conventional cleaning and recleaning circuit to reach final concentration grade. Concentrates of 44% copper from Malundwe and 29% copper from Chimiwungo will be transported to market for smelting and refining. A simplified flowsheet for the concentrator process is provided in Figure 6.

Figure 6: Summary Process Plant Flowsheet


ROM
Stockpiles
ROM Bin and
Primary Crushing
Crushed Ore
Stockpile
SAG Mill
Ball Mill
Flotation
Tailings
Thickener
Regrind Mill
Tailings
Storage
Facility
Flotation
Concentrate
Thickener
Off Site
Smelter
Concentrate
Filter Press

RLE Plant

The RLE flowsheet was designed to process 100,000 tonnes per year of Chimiwungo concentrates on-site. Any excess concentrate to the RLE Plant feed would be transported off-site for processing at a smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Figure 7 summarizes the main unit operations and major flows within the RLE circuit. Equinox considers the RLE facility to be a potential project enhancement and not part of the integral project development plan.

Figure 7: RLE Circuit – Block Flow Diagram


SULPHURIC ACID
ACID PLANT
RESIDUE TREATMENT
RLE PLANT RESIDUE
FLOTATION CONCENTRATE
ROAST - LEACH
NEUTRALISATION
COBALT RECOVERY
COBALT POWDER
SOLVENT EXTRACTION
ELECTROWINNING
COPPER CATHODE

Uranium Process Plant

The BFS testwork indicated uranium recoveries of 97% could be achieved in the production of uranium yellow cake from Lumwana uranium mineralization. Based on this testwork, a Pre-Feasibility Study ("PFS") level uranium extraction plant was designed. This design and costing will be updated at an appropriate time. Uranium recovery does not form part of the integral project development plan. Uranium mineralization will be stockpiled for later access.

Copper Concentrates

Testwork shows that during years 1 to 5, when the Malundwe ore is being treated, relatively high copper grades (44% contained copper) would be contained in the concentrates produced. Testwork on the Chimiwungo ore showed that the concentrate would contain approximately 25% copper. Subsequent testwork indicates that the Chimiwungo concentrate grade could be increased to 28 to 32% copper by a regrind/refloat circuit. The Technical Report indicates that most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

Copper concentrates are typically sold by mining companies to smelters or to metal traders. Following shipment and delivery to the smelter, the smelter treats the copper concentrate and further refines the resulting copper to remove impurities and produce refined copper metal for use in industrial and other applications. Freight, treatment and refining charges are typically charged to the supplier of copper concentrates. Penalties or reduced prices may apply if the copper concentrate contains impurities, such as mercury, uranium or arsenic above specified levels, and the supplier may obtain credits for gold, silver or other valuable metals contained in the concentrate along with copper. Sales to smelters typically occur under long term sales contracts, with prices linked to average monthly prices quoted on commodities exchanges such as the LME. Associated charges such as treatment and refining charges are usually negotiated annually between the supplier and the smelter based on market terms at that time. Freight charges are typically also paid by the supplier.

Samples of Malundwe and Chimiwungo concentrates have been provided to smelters for the purpose of negotiating of off-take agreements. Discussions are currently underway with smelters in Southern Africa and elsewhere in relation to the processing of Lumwana concentrates. Equinox has entered into letters of intent through its wholly owned subsidiary Equinox Copper Ventures Ltd. ("Equinox Copper"), with the Palabora Mining Company of South Africa, Ongopolo Mining & Processing Limited of the Republic of Namibia and Mopani Copper Mines Plc. of the Republic of Zambia with a view to establishing long term contracts for the future supply of Lumwana copper concentrates.

The updated capital and operating cost estimates for the DFS are modeled on copper prices of $1.00/lb, $1.10/lb and $1.20/lb (all in 2005 dollars). This is conservative in view of recent and projected copper price trends with LME copper prices currently exceeding $2.00/lb. These various price models are included in Table 9 to illustrate the impact the copper price has upon the Lumwana Project's economics.

Gold

It is expected that some of the gold contained in the concentrate will be credited to Equinox. However at this stage, revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Uranium

Although a uranium leach plant was designed in the BFS to treat stockpiled uranium mineralization at Lumwana, it was found to be uneconomic at the $11/lb uranium prices at the time of the BFS. Since that time, uranium prices have increased substantially. Given this increase and the indicative strength of the uranium market going forward, the review of uranium resources at Lumwana has taken on increased significance.

Zambian Taxes

The Development Agreement with the Government of the Republic of Zambian ("GRZ") for the Lumwana Project was signed on December 16, 2005. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project.

Generally, the fiscal regime set out below will apply to Lumwana:

- The corporate tax rate is 25% for any company involved in copper and cobalt production.

- A royalty of 0.6% of gross metal value will be payable to the Zambian Government.

- Mining outputs will be subject to VAT at either 0% or the standard rate of 17.5% depending on whether or not the supply is destined for the export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 17.5%.

- Local suppliers of goods and services will include VAT at 17.5% on the invoice value of their taxable supplies made to Equinox. The VAT incurred on business inputs sourced locally can be claimed back from the Zambian Revenue Authority through monthly VAT Returns as input tax.

- Import VAT is payable on importation of goods into Zambia. The VAT paid at the border on business imports is claimable through monthly VAT Returns as input tax. For imported services, VAT would be chargeable based on the gross value of the services imported. The VAT incurred on imported services can be claimed back using the VAT Reverse Charge mechanism.

- No withholding tax will apply to dividends, royalties, management fees to shareholders or their affiliates and interest payments to shareholders or affiliates, including any lender of money to the Lumwana Project. A 15% withholding tax applies to payments to construction and haulage services, and management and consultancy fees paid to third parties.

- The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting. During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items.

- Tax losses can be carried forward for mining companies involved in the production of copper and cobalt for a period of ten years.

- Capital allowances are allowed up-front, or once incurred for a period of up to 20 years. This includes money expended upon buildings, equipment and interest payable on any loan for mining or prospecting purposes.

- There has been a deferral of payment mechanism put in place for various customs and excise duties and imports.

Environmental

The Lumwana Project is a greenfields site with no pre-existing environmental liabilities. Golder completed an Environmental Impact Study to World Bank standards at Lumwana. No significant environmental issues were identified that could adversely impact on the development plan. Most of the project, except for the Chimiwungo deposit, falls inside the 105 Acres National Forest, an area set aside by the Zambian government for rejuvenating Miombo woodland. The protected status is based on timber resource and not nature conservation considerations. Project development requires the Director of Forestry in the Ministry of Environment and Natural Resources to either excise the affected area from the National Forest or issue the developer a permit to clear a specified area. The Forestry Department can assess the value of the affected trees and calculate the compensation to be paid by the developer.

A mine reclamation plan has been prepared, the main objectives of which will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site decommissioning. As there are no inhabitants on the Lumwana Project site, no relocation of the local population will be required. A social management plan has been developed for the local region.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. Overall, the aquatic flora and fauna of the area is very much the norm for the region.

The water management plan is driven by the need to divert flows in the Lumwana East River safely around the mine workings as the river will be interrupted by the development of the Malundwe Pits.

Recycled water from the tailings storage facility (the "TSF") and raw water from the water storage facility (the "WSF") will be used to provide water for processing purposes, construction and dust control. Raw water and potable water is planned to be supplied from the WSF, which will have capacity of 12 GL (year 1) to 569 GL (year 6 onwards). For the first 12 years of operation, the TSF need not discharge water. During this time no unacceptable low flow conditions at the downstream compliance point are expected.

Diversion channels will take water from the WSF overflow and Chimiwungo dam and divert the water past the TSF and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project.

A geochemical characterization study of the waste rock, tailings-solids and tailings-slurry-water samples concluded that the waste rock and tailings samples are classified as Non-Acid Forming.

The tailings from the processing of the Malundwe and Chimiwungo ore will be deposited into the TSF, a purpose built facility downstream of the WSF and upstream of the Malundwe South pit. The TSF embankment will be constructed as a clay core rockfill structure immediately upstream of the Malundwe South pit. Any risk of flow to the pit will be minimized through the placement of a significant width of waste rock between the pit and the dam.

Exploration

The Lumwana region has not been systematically explored for copper since the 1970s, with more recent explorers focusing on the existing deposits or on the uranium potential of the region. This provides an exploration opportunity, which Equinox has begun to exploit through recommenced exploration activities.

Equinox has compiled a comprehensive Geographical Information System database of the Lumwana region using the historic exploration data and recent geophysics and drill hole information. This synthesis has enabled targets to be defined and prioritized for future exploration.

To date, 27 copper, cobalt and uranium targets have been identified and prioritized by Equinox (as shown in Figure 8) using a number of parameters, including the likelihood of locating shallow open pit higher-grade mineralization in proximity to the proposed plant. Based on the Equinox ranking, seven of these targets are considered high priority copper prospects.

Figure 8: Lumwana Area Exploration Potential – Locations of Prospects


370 000mE
390 000mE
Malundwe
Lubwe
Malundwe South
Chimiwungo North
Chimiwungo
584 000mN
Chimiwungo SW
Katanga
Lower Roan
Basement Thrust Package
Basement
Faults
Decollement
Prospects
Open Pits
N
0
10Km

Chimiwungo North

Equinox has discovered a new copper deposit called Chimiwungo North, about 300m north of the planned Chimiwungo Main open pit at Lumwana and approximately 3 km from the proposed process plant. Copper mineralization has been identified in 28 of the 30 RC drill holes completed at Chimiwungo North. The mineralized zone extends over an area of 700 m (N-S) by 450 m (E-W), and remains open to the east and north.

The Chimiwungo North deposit is located on the north side of the Chimiwungo North Fault which has dropped down the mineralized zone to the north. The orebody was previously thought to have been eroded off in this area, but was identified by Equinox as a strong induced polarization ("IP") geophysical anomaly.

The Chimiwungo North mineralization is predominantly copper sulphides, hosted within a shallow (less than 100 m), flat-lying zone of ore schists similar to those hosting the Chimiwungo resource. Above the sulphide zone there

appears to be a substantial zone of copper oxide mineralization developed in the weathered portions of the deposit. The Chimiwungo North deposit is close to the planned Lumwana plant site, is shallow, has a significant width and a shallow southerly dip, in an area of flat topography that facilitates development by an open pit. At present, no mine planning has been carried out on Chimiwungo North.

A typical cross-section through Chimiwungo North is presented below in Figure 9.

Figure 9: Chimiwungo North Mineralization – Cross Section (Looking West)



Fault
Overburden
Hangingwall Gneiss
Oxide Ore Schist Package
Sulphide Ore Schist Package
Footwall Gneiss and Schist
0
400m
CHIMIWUNGO NORTH CROSS SECTION

Lubwe

The Lubwe Prospect is located 13 km northeast of the proposed Lumwana plant site and is hosted by the same stratigraphic sequence as Chimiwungo. In the 1960s, RST identified extensive geochemical anomalism at Lubwe and drilling (31 widely spaced holes) outlined a substantial zone of copper mineralization. Equinox has primarily used Induced Polarisation ("IP"), supported by geochemistry and aeromagnetics, to define drill targets at Lubwe and the northern adjoining prospect Kamasingo. Reverse circulation ("RC") drilling completed late in 2005 intersected modest grade copper sulphide (chalcopyrite) mineralisation in a series of stacked zones with widths of 5 – 30m at both Lubwe and Kamasingo. Interpretation of the results is currently in progress.

Uranium Exploration Potential at Lumwana

In addition to the uranium resources defined at Malundwe and Chimiwungo, there exists considerable additional exploration potential for uranium within the Lumwana area. AGIP/COGEMA conducted an extensive regional uranium exploration program at Lumwana between 1981 and 1991 which defined a number of uranium mineralized zones and prospects (not compliant to National Instrument 43-101 standards) outside of the proposed Lumwana copper reserve base, thus providing potential for the development of additional uranium resources.

Economic Analysis

The projections, forecasts, and estimates included in this section (including those with respect to net present value and production targets) constitute forward-looking information. Readers are urged to review the section titled "Cautionary Statement" and to not place undue reliance on such forward-looking information. Such information has also not been prepared with a view toward compliance with the guidelines established by the Canadian Institute of Chartered Accountants for the preparation and presentation of prospective financial information.

The BFS contained an economic evaluation, based on the Company's mine plan, which includes the mining of inferred resources occurring within the defined pits, which is not technically in compliance with the requirements of National Instrument 43-101. The updated capital and operating cost estimates from the DFS are also based on a mining plan that includes the mining of inferred resources.

By a decision dated April 27, 2004, the Canadian securities regulators exempted the Company from the requirement of National Instrument 43-101 and the related item of Form 43-101F1 — Technical Report that only proven and probable mineral reserves be used in an economic analysis of a mineral project and from the prohibition in National Instrument 43-101 against making any disclosure of results of an economic evaluation which uses inferred mineral resources. The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

The Company and Golder have concluded that because the Malundwe and Chimiwungo deposits are geologically well-understood and display a high continuity of copper mineralization, it is appropriate to include the inferred resources in the mine plan and evaluation. The Lumwana Project contains 212.7 Mt proved and probable reserves (144.7 Mt inferred resources) of sulphide (Table 5) and 5.8 Mt proved and probable reserves (4.2 Mt inferred resources) of oxide (Table 6) classified in the mineral reserve and resource category. The mining plan set out in the DFS contemplates a long-life operation of greater than 17 years. Inferred resources constitute approximately 40% of the combined mining reserve and resource, but will largely be mined only in the latter stages of the project (years 11 to 17). Five pits are scheduled to be developed under the mining plan and approximately 80% of the mining within the first 11 years of operations will come from proven and probable reserves from three of the five pits. A discounted cash flow to year 11 based only on proven and probable reserves results in a positive cash flow for the operations. The Company plans to continually upgrade the inferred resources by drilling, which should extend the mine plan to beyond 17 years.

Capital Cost Estimates

The capital costs shown in Table 7 were estimated during the BFS, and were updated in the DFS. Capital costs are divided into pre-production and deferred costs incurred over the life of the mine.

Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs.

The deferred capital costs are those costs incurred during production including the replacement of the various equipment items (e.g. light vehicles, motors, gearboxes and the like) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 7: Consolidated Capital Cost Estimate (US$M)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip) (1)	39.7	0.0	39.7
Miscellaneous Mining Equipment (1)	15.6	33.5	49.1
Processing Plant			
Mobile Equipment (1)	6.1	4.8	10.9
Process Plant (2)	200.7	0.0	200.7
Infrastructure & Development Contributions (1)	21.0	0.0	21.0
First Fill (1)	19.0	0.0	19.0
Sustaining Capital (1)	0.0	23.5	23.5
General			
Tailings & Water Storage Facilities (3)	20.8	64.7	85.5
General – Administration (1)	17.0	19.1	36.1
Total Direct Costs	**339.9**	**145.6**	**485.5**
EPCM (2), (3)	47.2	0.0	47.2
Total Consolidated Capital Costs	**387.1**	**145.6**	**532.7**
Mining Fleet (1), (4)	95.9	104.6	200.5
Total Including Mining Fleet	**483.0**	**250.2**	**733.2**
Accuracy Provision on Process Plant Cost (2)	22.4	-	22.4
Contingency (1)	43.7	-	43.7
Total including Mining Fleet & Contingency	**549.1**	**250.2**	**799.3**
Exploration (1)	1.4	6.5	7.9
Total Capital (Including Exploration Costs)	**550.4**	**256.7**	**807.2**

Notes:
(1) Developed by Equinox
(2) Developed by GRD Minproc
(3) Developed by Knight Piesold
(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement.

Operating Cost Estimates

Estimated operating costs were determined for the mine, concentrator and administration departments, including the associated infrastructure and are summarized in Table 8. The overall operating costs include mining operating costs, process plant operating costs, administration costs, off site smelting and refining costs, and product costs including transportation, marketing and insurance costs.

Table 8: Lumwana Copper Project – Operating Costs (1) (2)

Year	Mining (US$M)	Concentrator (US$M)	Admin (US$M)	Concentrate Treatment and Refinery Costs ($USM)	Realisation Costs (US$M)	Total (US$M)	Total (c/lb)
2007(3)	36	17	8	35	18	114	56.6
2008	91	44	14	80	42	272	58.8
2009	94	44	13	68	40	259	74.1
2010	89	43	13	63	31	238	62.7
2011	99	42	12	70	37	260	65.1
2012	59	42	12	71	43	228	66.3
2013	63	41	14	66	42	226	76.5
2014	60	41	14	61	37	213	72.7
2015	60	41	14	55	36	207	88.5
2016	63	41	13	55	36	209	91.8
2017	68	41	13	61	39	222	81.0
2018	63	41	12	58	36	210	80.1
2019	57	41	12	61	38	209	75.6
2020	49	41	12	57	36	195	75.0
2021	51	41	12	63	35	201	61.0
2022	47	41	11	61	38	198	72.5
2023	36	41	9	67	39	193	57.5
2024	21	27	5	37	22	112	60.3
Total/Av.	**1,105**	**714**	**212**	**1,088**	**644**	**3,764**	**69.9**

Notes:

(1) Excludes the Zambian Government royalty, the Phelps Dodge royalty and a corporate office cost of $0.80 million per annum, however, these costs are included in the economic analysis.

(2) Based on a copper price of $1.00/lb.

(3) Year 2007 is from July 1, 2007, the estimated date for the commencement of production as indicated in the October 2005 DFS which provides the basis for this table of operating costs. The Company expects to update this table during the second quarter of 2006.

Results of Economic Analysis

A summary of the key financial parameters prepared for the DFS development scenario is presented in Table 9 at a copper price of $1.00 per pound (in 2005 dollars). The current copper price is considerably higher than $1.00 per pound. As a result the key financial parameters have also been determined at $1.10 per pound and $1.20 per pound (each in 2005 dollars) using the same mine schedule and plan to show the impact of a higher copper price. The net present values ("NPV") and internal rates of return ("IRR") of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the project and carried forward tax deductions from past expenditure on the project as advised by Equinox. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

The economic evaluation of the mineral resources and reserves of the Lumwana Project includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the proposed economic outcome would be achieved.

Table 9: Lumwana Project — Key Financial Analysis Results[1]

Element	Units	Copper Price US$1.00/lb	Copper Price US$1.10/lb	Copper Price US$1.20/lb
Summary of Financials				
Pre-tax IRR	%	11.9	18.5	24.7
Pre-tax NPV (0% real)	US$ M	724	1,199	1,675
Pre-tax NPV (8% real)	US$ M	128	367	605
Pre-tax NPV (10% real)	US$ M	55	261	468
Post-tax IRR	%	10.3	16.1	21.5
Post-tax NPV (0% real)	US$ M	546	903	1,260
Post-tax NPV (8% real)	US$ M	68	251	433
Post-tax NPV (10% real)	US$ M	7	167	326
Net Cash Flow Before Capital and Tax	US$ M	1,531	2,006	2,482
Net Cash Flow After Capital and Before Tax	US$ M	724	1,199	1,675
Average Cash Cost – First 5 years	c/lb Cu	63.1	64.1	65.1
Average Cash Cost - Life of Mine	c/lb Cu	69.9	71.0	72.0
Pre-Production Capex	US$ M	387	387	387
Pre-Production Mining Fleet	US$ M	96	96	96
Pre-Production Contingencies & Exploration	US$ M	67	67	67
Deferred Capex	US$ M	257	257	257
Total Project Capex	US$ M	807	807	807
Payback Period	years	4.6	3.7	2.9
Copper Produced from Smelting	kt	2,441	2,441	2,441
Copper Price (2005$)	US$/lb	1.00	1.10	1.20

Note:

(1) Economic analysis included inferred resources in the mine plan. See "– Economic Analysis" above.

The term "cash cost" is used on a per pound of copper basis. Cash cost per pound is equivalent to mining operations, transport and smelting expenses for the period divided by the number of pounds of copper produced during the period. Cash cost of production per pound of copper is equivalent to total cash cost per pound less transport and smelting expenses. Cash operating cost information is included to provide information about the cost structure of mining operations. This information differs from measures of performance determined in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Feasibility Conclusions

The DFS has demonstrated the technical feasibility of the mining and processing of the Malundwe and Chimiwungo orebodies. Financial modelling undertaken by IRL for the DFS has demonstrated that at a copper price of $1.00/lb (in 2005 dollars) a pre-tax IRR of 11.9% (post-tax IRR 10.3%) and a pre-tax NPV of $128 million, at an 8% discount rate is achieved. At $1.10/lb (in 2005 dollars), the pre-tax IRR is 18.5% (post-tax IRR 16.1%) and the pre-tax NPV is $367 million at an 8% discount rate. At $1.20/lb (in 2005 dollars), the pre-tax IRR is 24.7% (post-tax IRR 21.5%) and the pre-tax NPV is $605 million at an 8% discount rate. There is upside potential in further resources being found at the Lubwe copper mineralization area which would add further value to the Lumwana Project. Future payment for gold credits in the concentrate, the potential treatment of "uranium mineralization" and the possible construction of an RLE Plant also represent potential upsides.

Recommendations

The authors of the Technical Report recommended that the next stage of development incorporate the following investigations:

- Further infill drilling within the optimized pit shells for Malundwe and Chimiwungo South to upgrade the inferred material within the mineable pits to an indicated category.

- Additional close-spaced drilling in Chimiwungo Main to raise the confidence in the variographic analysis and resource modelling. Variography of Chimiwungo South and Malundwe is aided by areas of close-spaced drilling, which allowed characterization of short-scale variogram structures. This is not currently possible in Chimiwungo Main which has much larger drill hole spacings. Closed-spaced drilling has now been undertaken with assay results awaited.

Other Exploration Projects

Equinox's exploration strategy is focused on four styles of deposits:

(i) Copperbelt-style copper-cobalt mineralization in Zambia, both in the Zambian Copperbelt region and in North Western Province around Lumwana;

(ii) Archaean nickel sulphide mineralization of the Kambalda-style in the Yilgarn Province of Western Australia;

(iii) Precious metal and base metal mineralization in Peru; and

(iv) IOCG mineralization in South Australia, North Queensland and Sweden.

Zambia: Copperbelt-Style Copper-Cobalt Projects

Lumwana Project Exploration Activities

The Lumwana region of the North Western Province in Zambia has not been systematically explored for copper since the 1970s, providing a significant exploration opportunity for Equinox. To date Equinox has defined 27 high priority copper, cobalt and uranium targets on the 1,355 km^2 Lumwana Mining License. Equinox's objective is to locate a significant tonnage of open pitable mineralization within trucking distance of the Lumwana processing plant. The highest ranked targets are considered to have significant prospectivity for substantial tonnages of shallow copper-cobalt mineralization. See "Lumwana Copper Project—Exploration".

Zambezi Project (100% Equinox)

The Zambezi Joint Venture between Equinox and Anglo American plc ("Anglo") was formed in 1996. Anglo had the right to earn a 70% interest by expenditure of $12.5 million and vested its 70% interest by completing this expenditure in 2003. Equinox elected to convert its 30% contributing interest to a 10% interest, free carried to the completion of feasibility. On June 14, 2005, Equinox and Anglo entered into an agreement to restructure the Zambezi Joint Venture, giving Equinox a 100% interest in the project (the "Zambezi Project"). Under the terms of the restructuring, Anglo is entitled to 1.5% of net smelter return and, should Equinox discover a mineral resource greater than 3 million tonnes of copper metal (or equivalent), Anglo may exercise an option to regain a 70% interest by repaying Equinox 250% of expenditures incurred and funding a bankable feasibility study.

The Zambezi Project covers approximately 18,080 km^2 of tenements in Zambia, covering strategic portions of the highly prospective Central African Copperbelt (Figure 10).

Figure 10: Zambezi Project Tenement Locations


LUMWANA
LML 49
Kitwe-Mwerkere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Lufwanyama
Mwombezhi Dome
Luanshya South
Kapiri Mposhi
Major road
Railway
Lumwana project
Zambezi JV projects
Lusaka

A substantial exploration effort has been conducted on the Zambezi Project tenements since 1996. Some key exploration properties include:

Kitwe – Mwekere:

Covering an area of 3,170 km^2 in the Zambian Copperbelt, adjoining and surrounding the mining leases of Mopani, Konkola Copper Mines and First Quantum Minerals Limited's operations, the most highly prospective of these properties lies between the Bwana Mkubwa and Mufulira mining leases extending approximately 90 km along the border between Zambia and the Democratic Republic of Congo. Equinox controls the Zambian side of this zone which includes a total of 30 km strike of the target sequence that hosts First Quantum Minerals Limited's Frontier (previously Lufua) and Nina prospects. In addition, at the Ndola West prospect, Mufulira-style copper mineralization has been intersected over 1.8 km strike length that requires further evaluation. Infill RC drilling is planned for the quarter ending June 30, 2006.

Mwombezhi Dome

A 1,138 km^2 property in the Northwest Copperbelt covers the south-western lobe of the Mwombezhi Dome. The north-eastern lobe hosts the Lumwana Project. Any discovery at Mwombezhi Dome could positively impact Lumwana development. The Mwombezhi Dome tenement covers the same type of geology as the adjoining Lumwana Mining Licence and is considered as equally prospective. Exploration to date has discovered Lumwana-style copper mineralisation at two prospects, Nyungu and Kavipopo. A program of detailed airborne magnetic and radiometrics followed by spectrometer and IP ground geophysics and aircore and RC drilling is planned for 2006 in the search for both sulphide Cu-Co and uranium deposits.

Kabompo

The Kabompo property covers 5,900 km^2 of the Kabompo Dome, the next dome west of the Mwombezhi Dome at Lumwana. Widespread copper mineralization has been identified a Kabompo, including wide zones of low grade copper mineralization intersected at the Kalaba prospect. In 2006 Equinox plans to test the West Lunga copper soil anomaly, the Kalaba prospect, several possible Lumwana-style basement hosted copper soil anomalies and a number of uranium radiometric anomalies with a combination of geological mapping, IP and spectrometer ground geophysics and aircore and RC drilling.

Western Australia: Nickel Sulphide Projects

Cowan Nickel Joint Venture (Equinox earning up to 60%)

On March 5, 2004, Equinox entered into an agreement with Bullion Minerals Ltd ("Bullion") for Equinox to farm-in to Bullion's extensive nickel interests in the Widgiemooltha-Higginsville region of the Eastern Goldfields, Western Australia. This project, referred to as the "Cowan Nickel Joint Venture", will allow Equinox, as project manager and operator, to earn a 50% interest in the nickel rights that Bullion holds, by the expenditure of A$5 million over a three year period. Subject to Bullion's right to commence contributions at 50%, Equinox has the right to earn a further 10% interest (total 60%) by spending an additional A$5 million (total A$10 million) within the first five years of the joint venture.

The Cowan Nickel Joint Venture covers a tenement area of approximately 450 km^2, located 60 km south of the nickel mining town of Kambalda. The tenements cover komatiitic ultramafic volcanic rocks, prospective for nickel sulphides. This package includes extensions to the sequences hosting the Mariners, Miitel, Redross and Wannaway nickel mines on the adjoining ground held by Mincor Resources NL. Approximately 180 km strike-length of relatively untested komatiitic volcanic stratigraphy prospective for nickel sulphide. has been identified within the tenement area, much of it under shallow to moderate depths of transported cover.

Drilling at the Cowan Nickel Joint Venture was undertaken in October 2005, targeting a significant TEM conductor at the Footes prospect and three TEM conductors at the South Higginsville prospect as well as a geochemical anomaly at the Orleans prospect. Both the Footes and the South Higginsville targets were identified as resulting from black shales within the ultramafic sequence. Orleans drilling defined a prospective channel which was unfortunately truncated by a low angle thrust fault at 100m depth below surface.

Elsewhere in the project area, soil analyses at Neptune identified coincident elevated Ni-Cu anomalies, amongst others, that confirmed a comparable trend in the historical data along the eastern flank of the lease. TEM was acquired for the area during November 2005. Field mapping identified a previously unrecorded komatiitic volcanic unit at Binaronca, the evaluation of which was undertaken by a TEM survey in December 2005 and January 2006. Interpretation of these surveys is anticipated during April 2006.

Peru: Gold and Base Metal Exploration

Alturas Minerals Corp. (70% equity interest Equinox)

Equinox is conducting an exploration project in Peru, focusing on epithermal gold and base metal mineralization. Equinox's activities in Peru are being carried out through a 70% equity interest in Alturas Minerals Corp. ("Alturas") the Canadian parent company of Alturas Minerals S.A., a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970s. One of the founders of Alturas was involved in the discovery of the Yanacocha gold mine, and another was President and subsequently Executive Chairman of Compañía Minera Antamina during the development, construction and startup period of the Antamina Project.

The Andean mountain chain of Peru hosts a number of multi-million ounce, low cost gold producers ranking the country as number one gold producer in Latin America and number six worldwide according to the U.S. Geological Survey, Mineral Commodity Summaries, January 2004. Projects of international significance in Peru include the Yanacocha gold deposit, the Pierina Mine, and Antamina one of the world's largest base metal mines in Central Peru. Exploration is currently very active in Peru, with exploration programs being conducted by major companies such as Newmont Mining Corporation, Barrick Gold Corporation, AngloGold Ltd., Placer Dome Inc., Teck Cominco Ltd., Phelps Dodge Mining Company, BHP Billiton Plc and Rio Tinto.

Alturas has assembled a portfolio of gold and base metal projects in Peru, initially funded by Equinox, with an objective of a stock exchange listing for the company. Equinox has funded the first $1.0 million of Alturas expenditure and Alturas has acquired three significant advanced exploration projects known as the Utupara, Huilacollo and Banos del Indio projects. In addition to the above concessions, Alturas holds another seven early-stage projects, with exploration acreage in all projects totaling approximately 30,130 hectares of prospective ground in central and southern Peru.

The 4,576 hectare Utupara project is located 60 km southwest of the Las Bambas copper-gold project and is in the same copper-gold belt as BHP-Billiton's Tintaya deposit and Southern Peru Copper's Las Chancas. At Utupara, an extensive strong coincident copper and gold soil geochemical anomaly is underlain by an alkalic porphyry and skarn system. A number of coincident geophysical and geochemical anomalies represent prospective targets.

The Huilacollo project is situated in the Tacna Department in the Peru-Chile border region. Disseminated gold mineralization within the 2,000 hectare Huilacollo project is associated within a high sulphidation gold system.

The 6,548 hectare Baños del Indio project 20 km north-northwest of Huilacollo covers an extensive zone of hydrothermal alteration in which limited previous exploration for intersected gold mineralization was performed.

Alturas is in the process of applying for a listing on the TSX-V stock exchange in Canada.

Iron-Oxide Copper-Gold Projects

Queensland Copper-Gold (100% Equinox)

Equinox personnel commenced exploration in the Cloncurry district of Queensland in the 1990s searching for IOCG styles of mineralization, the program leading to the discovery of the Ernst Henry Deposit that is currently being mined by Xstrata plc. IOCG deposits are essentially iron oxide concentrations with variable amounts of copper-cobalt-gold-uranium, and are commonly anomalous in rare earth elements, fluorine, phosphorus, barium and molybdenum. Examples of IOCG mineralization include Olympic Dam in South Australia, Ernest Henry in Queensland, Candelaria in Chile and Sossego/Salobo in Brazil.

Equinox holds two exploration permits, Fort Constantine South (otherwise known as Nine Mile Creek) and Eliza Creek, each of which adjoin the Ernest Henry mine leases north of Cloncurry in Queensland. Eliza Creek (12190) was granted for a two year period from July 2003, and has been substituted by an identical, new tenement (15004) with a term of five years. As Equinox has recently signed an ancillary agreement with the aboriginal custodians, Fort Constantine South was regranted for a two year period, effective from June 20, 2005. The same ancillary agreement applies to Eliza Creek, and although 15004 is an identical substitute tenement for 12190, it is obliged to pass through a four month objection period prior to re-grant. No objections were lodged and 15004 has been recommended for grant.

The 130 km^2 of tenements cover prospective Proterozoic terrane within 3 to 8 km of the Ernest Henry Mine. The same mineralization and alteration styles that occur at Ernest Henry have been identified by Equinox in the Fort Constantine South area, and many of the structures controlling the mineralization at Ernest Henry can be traced through the Equinox tenements.

Equinox and previous joint venture partners have conducted a number of programs at Fort Constantine South, including a low level aeromagnetic survey of the region and ground geophysics over priority targets. Follow up RC drilling intersected copper and gold anomalism within wide zones of intense "Ernest Henry-style" magnetite-pyrite (chalcopyrite) alteration associated with felsic breccias. Two areas untested by drilling and associated with anomalous Bouguer gravity remain to be tested. A program of data compilation and target generation is underway at both Fort Constantine South and Eliza Creek with ground follow up as soon as native title access can be obtained to both tenements.

South Australia Copper-Gold (100% Equinox)

Equinox has been exploring for IOCG styles of mineralization in South Australia since the mid-1990s, initially using the extensive geophysical, geological and geochemical databases available from the Department of Primary Industries and Resources, South Australia.

Equinox has a 100% interest in the Nuckulla Hill tenement EL3460 which is located within the central part of the Gawler Craton along the western margin of the Gawler Ranges of South Australia. The tenement is bisected by the north-south Yarlbrinda Shear Zone ("YSZ") which was active during both Hiltaba Granitoid emplacement and extrusion of the Gawler Range Volcanics.

Exploration by Equinox has focused primarily along the YSZ, which also hosts the Tunkillia Prospect, 25 km north of the Nuckulla Hill tenement where Helix Resources Limited ("Helix") has defined a substantial gold resource.

Equinox exploration at Nuckulla Hill followed a strategy of target definition utilizing aeromagnetics to identify prospective structures, geochemistry (primarily calcrete geochemistry) to define targets within those structures, and follow up drill testing of targets. This strategy resulted in the discovery of gold mineralized zones within the YSZ at the Sheoak, Myall and Bimba prospects. Nuckulla Hill has been farmed out to Minotaur Exploration Limited ("Minotaur"), the discoverers of the Prominent Hill IOCG deposit in the same terrane. Minotaur can earn up to 80% of the project by the expenditure of A$2 million over six years. Uranium rights to the Nuckulla Hill tenement have been separated from the assets of the Minotaur joint venture, and a separate joint venture agreement has been struck with Toro Energy Limited to explore the lease for uranium deposits. Toro Energy Limited is able to earn 60% equity in the project by expenditure of A$1 million, whereupon Equinox can elect to contribute to future exploration.

The Ethiudna Project is located in central eastern South Australia in the Curnamona Craton, 150 km west of Broken Hill. The tenement has been previously explored for uranium, copper-gold and base metals by Equinox and previous explorers, and is considered to have potential for IOCG mineralization. Continued interest in the region exists for uranium mineralization in Tertiary sedimentary channels that drain off the Proterozoic basement. Equinox has formed a joint venture with Southern Cross Resources so that company can explore the channels that lie within the Equinox permit. Equinox retains all rights to the IOCG basement mineralization potential.

Norrbotten Region, Sweden (100% Equinox)

Equinox identified the potential of Northern Sweden ("Norrbotten") for IOCG mineralization in 1996, and has been exploring for copper-gold mineralization in the region since that time. The target mineralization style has a characteristic magnetic and/or gravity geophysical signature, and the use of high resolution aeromagnetic and gravity data are critical for targeting and discovery of such mineralization. Both types of data have been used by Equinox Resources to target for IOCG mineralization in Norrbotten.

Equinox currently has three exploration areas in Norrbotten, namely the contiguous Luossajoki (two leases), Kuosanen (one lease) and Lappträsken (two leases), operated in a joint venture with Phelps Dodge. Phelps Dodge can earn a 51 % interest by spending a total of US$1.0 million over five years, and up to 70% by completing a feasibility study on the project.

Risk Factors

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. There is no assurance that this trend will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, although still representing a potentially important factor. Copper and cobalt prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining

operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. There is no guarantee that the Company will be able to negotiate such offtake contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for a substantial portion of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project. The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company will require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain requirement financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international

monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in this Annual Information Form in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 11 years based only on proven and probable mineral reserves.

Commodity Hedging

Currently Equinox does not have a policy to hedge future metal sales but will develop such a strategy as part of project financing. If put into place, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, cobalt and sulphuric acid prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand,

Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Key Personnel

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The development of the Lumwana Project will require a major expansion of the Equinox operating team. There is no assurance that the company will be able to attract and retain personnel in the operations team.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. Although a power line has been completed from the Copperbelt to Solwezi, this power line will need to be extended to Lumwana. This infrastructure is imperative for the success of the Project and, although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents a significant portion of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Malundwe pit, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

0AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

DIVIDENDS

Equinox and Equinox Resources have not, since the date of their respective incorporations, declared or paid any dividends on its common shares or ordinary shares, as the case may be, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, Equinox anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on earnings, if any, and Equinox's financial condition and such other factors as the directors of Equinox consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Description of Common Shares

Equinox is authorized to issue an unlimited number of common shares. As at December 31, 2005, Equinox had an aggregate of 317,113,253 common shares and CDIs issued and outstanding.

The holders of the Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

The rights of holders of Equinox CDIs are described below at "— Chess and CDIs in Australia".

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System ("CHESS") in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is the ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on the ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd ("CDN"), a wholly-owned subsidiary of the ASX. The main difference between holding CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying Equinox common shares instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying

Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on the ASX.

Holders of Equinox CDIs will be entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and will receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holder of Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on the ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Equinox as at the dates indicated. This table should be read in conjunction with the consolidated financial statements of the Company.

	As At December 31, 2004	As At December 31, 2005	
Long Term Debt			
Concessional Loan	9,550,800	8,291,150	(1)
Shareholders' Equity			
Common Shares	30,852,794	162,940,552	
(authorized: unlimited)	*(96,026,019 shares)*	*(317,113,253 shares)*	(2)(3)(4)(5)
Retained Earnings (Deficit)	(12,045,801)	(18,691,808)	
Contributed Surplus	1,307,852	3,076,695	
Cumulative translation adjustments	(12,341)	(12,341)	
TOTAL CAPITALIZATION	29,653,304	155,604,248	

Notes:

(1) The Euro based Concessional Loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(2) Does not include any shares issuable under Equinox's Stock Option Plan.

(3) On March 29, 2005, Equinox completed a private placement of 14,403,900 common shares, at Cdn$0.60 for aggregate gross proceeds of Cdn$8,642,340 ($7,114,455)

(4) On August 25, 2005, Equinox completed a private placement of 47,933,334 common shares, at Cdn$0.60 for aggregate gross proceeds of Cdn$28,760,000 ($24,085,819).

(5) On December 20, the Company issued a total of 158,750,000 common shares pursuant to a joint Canadian and Australian public offering. Under the Canadian public offering, the Company issued 147,687,500 common shares at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$118,150,000 ($101,372,691). Under the Australian public offering, the Company issued 11,062,500 common shares at a price of A$0.92 per share and realized gross proceeds of A$10,177,500 ($7,430,593).

MARKET FOR SECURITIES

The Equinox common shares and CDIs are listed and posted for trading on the TSX and the ASX, respectively, in each case under the trading symbol "EQN". The following table sets forth the reported high and low sale prices and the trading volume for the Equinox CDI on the ASX and the Equinox common shares on the TSX, for each of the periods indicated.

	ASX			TSX		
2005	**High (A$)**	**Low (A$)**	**Volume**	**High (Cdn$)**	**Low (Cdn$)**	**Volume**
January	0.76	0.57	1,566,998	0.75	0.58	946,121
February	0.72	0.59	1,065,046	0.75	0.60	821,800
March	0.65	0.50	1,542,189	0.69	0.50	3,759,567
April	0.55	0.40	935,404	0.55	0.44	4,393,635
May	0.45	0.33	7,589,872	0.52	0.35	5,929,610
June	0.50	0.34	2,123,547	0.53	0.37	5,444,418
July	0.53	0.48	3,719,345	0.62	0.45	9,243,183
August	0.78	0.49	4,951,479	0.69	0.48	13,014,525
September	1.30	0.69	3,599,554	1.30	0.64	17,878,380
October	1.27	1.03	3,447,989	1.12	0.96	17,961,907
November	1.11	0.85	1,468,607	0.97	0.75	12,258,082
December	1.05	0.88	3,314,892	0.94	0.79	17,451,078

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names and municipalities of residence of the directors and officers of Equinox, positions held by them with Equinox and their principal occupations for the past five years are as set forth below.

Name and Municipality of Residence		Current Office with Equinox	Principal Occupation [1]	Director Since [2]
Directors:				
SAM E. JONAH Johannesburg, South Africa	(3)(4)(5)	Independent Non Executive Director and Chairman	Non Executive President Anglo Gold Ashanti	July 5, 2005
CRAIG R. WILLIAMS Perth, Western Australia, Australia		President, Chief Executive Officer and Executive Director	CEO, Equinox	January 19, 2004
BRUCE W. NISBET Lower Slaughter, England		Executive Director and Vice President - Exploration	VP Exploration, Equinox	April 16, 2004
HARRY MICHAEL Perth, Western Australia, Australia		Executive Director, Vice President - Operations and Chief Operating Officer	COO, Equinox	December 21, 2004
DAVID V. MOSHER Oakville, Ontario, Canada	(3)(4)(5)	Independent Non-Executive Director	President and CEO, High River Gold Mines Ltd.	April 16, 2004
BRIAN W. PENNY Markham, Ontario, Canada	(3)(4)(5)	Independent Non-Executive Director and Chairman of Audit Committee	CFO, Western Goldfields Inc.	December 8, 2004
Senior Officers:				
MICHAEL J. KLESSENS Perth, Australia		Vice President - Finance, Chief Financial Officer and Company Secretary	CFO and Company Secretary, Equinox	

Name and Municipality of Residence	Current Office with Equinox	Principal Occupation (1)	Director Since (2)
ROBERT L. RIGO Perth, Australia	Vice President -Project Development	VP Project Development, Equinox	

Notes:

(1) During the past five years each of the foregoing directors and senior officers has been engaged in the principal occupation shown opposite his name, except as follows:

Sir Sam Jonah commenced his position as Non-Executive President of AngloGold Ashanti Limited on July 31, 2005. Prior to this he was President of AngloGold Ashanti Limited (from May 2004) and previously he was Chief Executive Officer of Ashanti Goldfields Company Limited since 1986. His other directorships include Anglo American Corporation of South Africa and Anglo American Platinum Corporation Ltd (Amplats) amongst others.

Harry Michael commenced his employment with Equinox as Chief Operating Officer on November 26, 2004. Prior to this date, Mr. Michael was employed as Project Manager at Centamin Egypt from February 2003 to November 2004 and a non-executive director of Redback Mining Inc from May 2004 to present. Prior to this he was employed as General Manager for Ashanti Goldfields from January 1996 to March 2002.

Brian Penny commenced his employment with Western Goldfields Inc. in February 2006 as Chief Financial Officer. In addition Mr Penny holds the position of Vice President Finance and Chief Financal Officer with Silver Bear Resources Inc. which he commenced in January 2005. Prior to this date, Mr. Penny was Chief Financial Officer at Kinross Gold Corporation from June 1993 to June 2004.

Michael Klessens commenced his employment with Equinox as Chief Financial Officer on January 7, 2002. Prior to this date, Mr. Klessens was employed as Manager, Finance and Administration and Company Secretary at PacMin Mining Corporation Limited from April 1998 to December 2001.

Robert Rigo commenced his employment with Equinox Resources as Project Manager of the Lumwana Project on January 2, 2002. Prior to this date, Mr. Rigo was employed as Principal Consultant at Rigo & Associates P/L from July 1, 1999, prior to which he was employed as Technical Director for Kilkenny Gold NL from March 1998 to June 30, 1999.

Craig Williams and *Bruce Nisbet* held the respective positions of Chief Executive Officer and Technical Director of Equinox Resources Limited prior to the reorganization. Both were appointed to the board of Equinox Resources Limited on June 29, 1993.

(2) Each director's term of office expires at the later of the third annual general meeting of shareholders of the Company or three years following that director's last election or appointment. One third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election.

(3) Denotes member of the Audit Committee.

(4) Denotes member of the Compensation Committee.

(5) Denotes member of the Corporate Governance and Nominating Committee.

As of the date of this AIF, the directors and officers of Equinox and its subsidiaries, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 6,580,836 Equinox common shares, including Equinox CDIs, representing approximately 2.08% of the issued and outstanding common shares.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, Sir Sam Jonah and David Mosher, each of whom is financially literate, unrelated, independent director under MI 52-110. The Audit Committee met 4 times during the period ended December 31, 2005.

Relevant Education and Experience

Brian Penny (Non-executive Director) is currently the Chairman of the Audit Committee. Mr. Penny is a Certified Management Accountant (Ontario) and holds a Diploma in Business - Accounting from the Cambrian College of Applied Arts & Technology. Mr Penny is CFO of Western Goldfields Inc. and in addition is Vice President Finance and CFO of Silver Bear Resources Inc.. Prior to this Mr Penney served as Vice President, Finance and CFO of Toronto-based Kinross Gold Corporation.

Sir Sam Jonah (Non-executive Chairman) is Non-Executive President of Anglogold Ashanti Goldfields Company Limited. Educated at Camborne School of Mines in Cornwall and the Imperial College of Science & Technology, London, he has been the recipient of numerous honours and awards including an honorary knighthood as

Knight Commander of the Civil Division of the Most Excellent Order of the British Empire (KBE). Sir Sam currently serves on the International Investment Advisory Councils of President Thabo Mbeki (South Africa), President John Agyekum Kufuor (Ghana) and President Olusegun Obasanjo (Nigeria). He is a member of the United Nations Secretary-General's Global Compact Advisory Council.

David Mosher (Non-executive Director) is President and CEO of High River Gold Mines Limited of Canada which operates gold mines in Canada, Russia and Burkina Faso. He has over 30 years mining experience in Australia, North America, Russia, Asia and Africa with extensive experience in mine development, corporate management and financing.

The main responsibilities of the Audit Committee as set out in its charter are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor;
- oversee the work of the external auditor;
- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;
- review and report to the Board of Directors on the annual and quarterly financial reports and all other financial information;
- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;
- assist the Board in reviewing the effectiveness of the Company's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;
- liaise with the external auditor and ensure that the annual, half year and quarterly reviews are conducted in an efficient manner;
- be involved in the appointment of senior financial executives;
- annually review the Company's insurance coverage and any off-balance sheet transactions;
- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;
- maintain procedures for the confidential, anonymous submission by employees of the Company and its affiliates of any concerns regarding any questionable accounting or auditing matters;
- review and pre-approve the terms of the annual audit engagement;
- review the relationship and performance of the external auditor on an annual basis; and
- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Audit Fees

Equinox has paid the auditors $37,356 for the year ended December 31, 2005 and $11,415 from the date of incorporation to December 31, 2004 for audit services. Equinox Resources has paid the auditors $63,541 for the year ended December 31, 2005 and $31,735 for the eighteen month period ended December 31, 2004 for audit services.

Tax Fees

Equinox has paid the auditors $30,004 for the year ended December 31, 2005 for tax compliance, tax advice and tax planning. Equinox Resources has paid the auditors $Nil for the year ended December 31, 2005 and $Nil for the eighteen month period ended December 31, 2004 for tax compliance, tax advice and tax planning.

All Other Fees

In 2004, Equinox Resources paid $98,865 for other services associated with the Restructure including an Independent Experts' Report, review of Canadian GAAP financial statements and preparation of comfort letters. In 2005, Equinox has paid $59,165 for services relating to the review of the unsuccessful IPO listing of 70% owned subsidiary Alturas Minerals Corp. In 2005, Equinox Resources has paid $14,493 for services relating to the review of the unsuccessful IPO listing of 70% owned subsidiary Alturas Minerals Corp. In 2005, Equinox has paid $72,930 for services relating to the review of the prospectus and provision of comfort letters for the December 2005 capital raising.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies. While there is potential for conflicts to arise, the Board of Directors of the Company has not received notice from any director or officer of the Company indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the *Canada Business Corporations Act* and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

LEGAL PROCEEDINGS

Equinox is not the subject of any legal proceedings material to Equinox, to which Equinox is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or senior officer of Equinox or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued Equinox common shares or CDIs, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with Equinox within the three most recently completed financial years or during the current financial year in any proposed transaction which has materially affected or would materially affect Equinox.

TRANSFER AGENT AND REGISTRAR

Equinox's registrar and transfer agent for its common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth, Australia.

MATERIAL CONTRACTS

The only material contracts entered into by Equinox or its subsidiaries within the most recently completed financial year or prior to the most recently completed financial year and still in force, other than contracts entered into in the ordinary course of business, are as follows:

1. Underwriting agreement dated December 9, 2005 between Equinox and Sprott Securities Inc., Dundee Securities Corporation, GMP Securities L.P., TD Securities Inc., Paradigm Capital Inc., Raymond

James Ltd. and RBC Dominion Securities Inc. in connection with the public offering of 147,687,500 common shares with an over-allotment option of 22,153,125 additional common shares. See "General Development of the Business – Recent Financings".

2. Underwriting Agreement dated December 9, 2005 between Equinox and InterFinancial Limited in connection with the public offering of 11,062,500 CDIs. See "General Development of the Business – Recent Financings".

3. Underwriting agreement dated August 25, 2005 between Equinox and Sprott Securities Inc., Paradigm Capital Inc., Dundee Securities Corporation, Raymond James Ltd. and TD Securities Inc. in connection with the underwritten private placement of 33,333,334 common shares with an over-allotment option of 14,600,000 additional common shares. See "General Development of the Business – Recent Financings".

4. Underwriting agreement dated March 29, 2005 between Equinox and Sprott Securities Inc., Paradigm Capital Inc and TD Securities Inc. in connection with the underwritten private placement of 14,403,900 common shares. See "General Development of the Business – Recent Financings".

5. Letter of Intent dated June 25, 2003 between Equinox Resources and Phelps Dodge in respect of the Lumwana Project, as amended April 5, 2004. See "General Development of the Business – Lumwana Project".

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this AIF based upon the Technical Report dated October 2005 prepared by GRD Minproc, Golder, IRL and Knight Piesold and their respective employees. The Technical Report provides an independent technical review of the mineral resources and reserves, and development of the Lumwana Project. The Technical Report was prepared by Dean David, Process Consultant, of GRD Minproc, Ross Bertinshaw, Principal of Golder, Andrew Daley, Director of IRL, and Robert Hanbury, Associate Director, of Knight Piesold all of whom are "Qualified Persons" as such term is defined in National Instrument 43-101 and Matthew McInnes, Senior Process Engineer of GRD Minproc. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

ADDITIONAL INFORMATION

Additional information, including particulars of directors' and officers remuneration and indebtedness, principal holders of the Company's securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual general meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year and in the Company's unaudited financial statements for the quarters ended March 31, June 30 and September 30, 2005, copies of which have been filed with each applicable securities commission.

Additional information, including the Company's financial statements and MD&A for its most recently completed financial year ended December 31, 2005 and interim MD&A and financial statements for the quarters ended March 31, June 30 and September 30, 2005 may be found on SEDAR at www.sedar.com.

Audited Annual Financial Statements (March 31, 2006)

EQUINOX MINERALS LIMITED

Development Stage Company

Consolidated Financial Statements

31 December 2005 and 2004

Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Company

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 3 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) Craig R Williams
PRESIDENT AND CHIEF EXECUTIVE OFFICER
February 28, 2006

Mike Klessens
CHIEF FINANCIAL OFFICER

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Equinox Minerals Limited as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
Toronto, Ontario
February 28, 2006

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and 2004

	Notes	December 31 2005 $	December 31 2004 $
ASSETS			
Current assets			
Cash and cash equivalents		111,689,812	3,640,946
Restricted Cash	7	55,464	-
Accounts receivable		144,330	202,430
Prepayments		50,970	46,376
		111,940,576	3,889,752
Property, plant and equipment	8	5,921,924	383,847
Deferred exploration and evaluation costs	9	39,555,390	27,567,525
Deferred financing fees	10	1,483,861	-
		158,901,751	**31,841,124**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		3,067,064	2,008,343
Long term debt	11	8,291,150	9,550,800
Employee future benefits	16	230,439	179,477
		11,588,653	**11,738,620**
SHAREHOLDERS' EQUITY			
Share capital	12	162,940,552	30,852,794
Deficit		(18,691,808)	(12,045,801)
Contributed surplus	13	3,076,695	1,307,852
Cumulative translation adjustments		(12,341)	(12,341)
		147,313,098	**20,102,504**
		158,901,751	**31,841,124**
Nature of operations and going concern	1		
Contingent liabilities	14		
Commitments for expenditure	11, 15		

APPROVED BY THE BOARD

(signed) Craig R Williams, Director | (signed) Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Other Income / (Expense)	4	(72,975)	1,577,844	3,555,755
Expenditure				
Exploration		2,142,514	2,653,791	11,632,145
General and administration		2,375,185	1,211,587	6,744,570
Capital raising costs - Alturas	5	486,103	-	486,103
Incentive stock options expensed		1,768,843	1,307,852	3,076,695
Amortization of property, plant and equipment		62,887	58,150	570,550
		6,835,532	5,231,380	22,510,063
Loss before non controlling interest		**(6,908,507)**	**(3,653,536)**	**(18,954,308)**
Non controlling interest		262,500	-	262,500
Loss for the period		**(6,646,007)**	**(3,653,536)**	**(18,691,808)**
Deficit – beginning of period		(12,045,801)	(8,392,265)	
Deficit – end of period		**(18,691,808)**	**(12,045,801)**	
Basic and diluted loss per share		0.0515	0.0519	
Weighted average number of shares outstanding		129,156,661	70,448,475	

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Cash flows (used in) / provided by operating activities				
Loss for the period after non controlling interest		(6,646,007)	(3,653,536)	(18,691,808)
Items not affecting cash:				
Amortization of property, plant and equipment		62,887	58,150	570,550
Unrealised foreign exchange (gain) / loss		472,698	(111,010)	259,731
Incentive stock option expense		1,768,843	1,307,852	3,076,695
Gain on sale of property, plant and equipment		(6,000)	(278)	(16,617)
Non-cash exploration written off		-	-	104,392
Other		-	-	303,266
Proceeds from sale of property, plant & equipment		6,000	552	40,039
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		1,109,683	327,539	1,728,337
(Increase) / decrease in accounts receivable and prepayments		53,506	(33,477)	2,773
		(3,178,390)	**(2,104,208)**	**(12,622,642)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		140,003,558	24,683,189	174,703,775
Share issue costs		(7,915,800)	(4,280,813)	(12,586,830)
Proceeds from borrowings		-	1,931,793	13,727,345
Repayment of borrowings		-	(7,000,000)	(7,000,000)
Deferred financing fees		(1,483,861)	-	(1,483,861)
Finance lease principal repayments		-	-	(65,265)
		130,603,897	**15,334,169**	**167,295,164**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		(13,059,206)	(11,434,930)	(36,613,447)
Decrease / (increase) in restricted cash		(55,464)	-	(55,464)
Payments for property, plant and equipment		(5,719,610)	(314,040)	(6,937,170)
		(18,834,280)	**(11,748,970)**	**(43,606,081)**
Net (decrease) / increase in cash and cash equivalents		**108,591,227**	**1,480,991**	**111,066,441**
Cash and cash equivalents – beginning of period		3,640,946	1,064,703	0
Effects of exchange rate changes on cash held in foreign currencies		(542,361)	1,095,252	623,371
Cash and cash equivalents – end of period		**111,689,812**	**3,640,946**	**111,689,812**
Total interest payments made		444,369	942,305	
Non-cash financing and investing activities	19			

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited (''Equinox'') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited (''Equinox Resources''), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Peru, Zambia and Australia.

REORGANIZATION

On June 18, 2004, Equinox under the terms of the scheme of arrangement issued one common share for every three shares of Equinox Resources. This resulted in the issuance of 71,766,196 shares to Equinox Resources shareholders. As a result of this transaction, Equinox Resources became a wholly owned subsidiary of Equinox Minerals.

The transaction between Equinox Minerals (legal parent) and Equinox Resources (legal subsidiary) was accounted for using the continuity of interests method and was recorded at book value. The financial statements of the combined entity are issued under the name of the legal parent, Equinox Minerals, but are considered a continuation of the financial statements of the legal subsidiary, Equinox Resources.

2. CHANGE IN FISCAL YEAR-END

During 2004 the Company changed the year-end from June 30 to December 31. The financial information that is presented for the current year is a twelve month period ended December 31, 2005 and the comparative period is an eighteen month period ended December 31, 2004.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian generally accepted accounting principles (GAAP). Summarized below are the significant accounting polices used in these consolidated financial statements.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilites and contingent liabilities. Actual results may differ from those estimates.

(c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that

changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

(e) Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from July 1, 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar.

During the financial year ended December 31, 2004, the classification of the 100% owned foreign subsidiary, Equinox Resources Limited was changed from a self sustaining operation to an integrated operation.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

(f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts that excess is fully provided against in the financial year in which this is determined.

(g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

(h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

(i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

(j) Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition asset retirement costs are capitalized as part of the assets carrying value and amortized over the assets useful life.

(k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 3(d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

(l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

4. OTHER INCOME / (EXPENSE)

	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004
	$	$
Interest received	395,394	363,579
Gain on disposal of assets	6,000	278
Foreign exchange gain (loss)	(472,698)	1,206,814
Other	(1,671)	7,173
	(72,975)	1,577,844

5. CAPITAL RAISING COSTS - ALTURAS

The proposed listing of 70% owned subsidiary Alturas Minerals Corp on the TSX-V via an IPO was unsuccessful and $486,103 of costs associate with the prospectus was expensed for the year ended December 31, 2005 (eighteen months ended December 31, 2004: Nil). Alternative methods of listing or financing Alturas Minerals Corp are now being investigated.

6. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	Twelve month period ended December 31	Twelve month period ended December 31
	2005	2004
	$	$
Loss from ordinary activities before income tax expense	(6,646,007)	(3,653,536)
Tax recovery at the Canadian effective statutory rate of 38%	(2,525,483)	(1,388,344)
Difference in Tax Rates	419,655	120,240
Carry forward tax losses not recognized	(2,105,828)	(1,268,103)
Income tax attributable to loss for the period	-	-

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2005 $	December 31 2004 $
Related potential income tax benefit	5,105,477	3,167,951

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

7. RESTRICTED CASH

	December 31 2005 $	December 31 2004 $
Cash deposits held as security	55,464	-

As at December 31, 2005 deposits and bonds of $55,464 were held as security in relation to office premises and exploration tenements. Deposits have a term of between six and twelve months and are rolled forward for duration of the underlying contract.

8. PROPERTY, PLANT AND EQUIPMENT

	December 31 2005 $	December 31 2004 $
Buildings		
Buildings – at cost	82,505	82,505
Less: accumulated amortization	(60,032)	(43,530)
	22,473	38,975
Plant & equipment		
Plant & equipment – at cost	1,307,234	1,090,122
Less: accumulated amortization	(910,282)	(745,250)
	396,952	344,872
Construction In Progress – at cost	5,502,499	-
Total Property, plant and equipment	**5,921,924**	**383,847**

9. DEFERRED EXPLORATION AND EVALUATION COSTS

Lumwana Copper Project

Cost – beginning of the period	27,567,525	14,829,882
Expenditure incurred during the period	12,793,635	10,365,844
Interest on long term debt	433,494	795,415
Foreign exchange loss (gain)	(1,239,264)	1,576,384
Cost – end of the period	**39,555,390**	**27,567,525**

Lumwana Copper Project
In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

Equinox is progressing the Lumwana project towards development and a number of noteworthy objectives were achieved during the year:

- The Development Agreement with the Government of the Republic of Zambia has been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.
- Equinox has mandated a group of lenders to provide a total of US$355 million in senior and subordinated project finance facilities for the development and construction of the project. Indicative term sheets for both the senior and subordinated facilities have been agreed and the documentation and due diligence process is underway.
- The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia.
- Completion of the Lumwana Definitive Feasibility Study ("DFS"). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimizes the Bankable Feasibility Study ("BFS") as published in late-2003.

10. DEFERRED FINANCING FEES

	December 31 2005	December 31 2004
	$	$
Lumwana Copper Project		
Cost – beginning of the period	-	-
Fees incurred during the period	1,483,861	-
Cost – end of the period	**1,483,861**	-

11. LONG TERM DEBT

	December 31 2005	December 31 2004
	$	$
Unsecured		
Concessional Loan (€7,000,000)	8,291,150	9,550,800
Total non-current interest bearing liabilities	**8,291,150**	**9,550,800**

Concessional loan

The Euro based Concessional Loan, issued by the European Investment Bank, has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principle will be in eight annual equal instalments until September 2014, the first instalment of $1,036,394 is due to commence on 30 September 2007. Interest, paid annually on 30 September, is fixed at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest paid for the twelve months ended December 31, 2005 was $444,369 (eighteen months ended December 31, 2004: $942,305).

The Concessional Loan is unsecured and can be forgiven if, following completion of the Bankable Feasibility Study, no mining operation is established at Lumwana.

Given the terms of the Concessional loan its fair value cannot practically be calculated. No repayments have been made on the Concessional loan to date and its carrying value has been adjusted in accordance with the companies foreign exchange accounting policy.

The Concessional loan is repayable as follows:

Year ending 31 December:	$
2006	-
2007	1,036,394
2008	1,036,394
2009	1,036,394
2010	1,036,394
Thereafter	4,145,574
	8,291,150

12. SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

(c) Stock Options

Equinox established an employee Long Term Incentive Plan in June 2004. Options may be granted under the Plan to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares.
The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

EQUINOX MINERALS LIMITED
Development Stage Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

The following table summarizes the stock options outstanding and exercisable at December 31, 2005:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at January 19, 2004	-	-		-	-
Options issued, vesting over 2 years	6,720,000	C$0.72	8.5	4,480,000	C$0.72
Options issued, vesting over 2 years	1,000,000	C$0.63	8.9	666,667	C$0.63
Options issued, vesting over 1 year	1,000,000	C$0.55	0.7	-	C$0.55
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.7**	**5,146,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	9.2	283,333	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	9.4	50,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.7	297,333	C$0.85
Options exercised	-	-			-
Options forfeited or expired	-	-			-
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**8.0**	**5,777,333**	**C$0.71**
Available for grant at December 31, 2005	16,041,325				

The fair value of the 1,892,000 options granted during the year to date under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.00% to 5.06%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 1,892,000 options granted amounts to $732,907 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $1,768,843 for 2005. As at December 31, 2005 the aggregate un-expensed fair value of unvested stock options granted amounted to $614,478 (December 31, 2004 $2,383,321)

A further 5,058,000 options granted to Directors during the year are subject to shareholder approval at the next general meeting of shareholders and will be revalued and expensed once approval is obtained.

13. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at June 30, 2003	**668,350**
Financier options	106,190
	774,540
Transfer to Share Capital on reorganization	(774,540)
Stock based compensation	1,307,852
Balance at December 31, 2004	**1,307,852**
Stock based compensation	1,768,843
Balance at December 31, 2005	**3,076,695**

14. CONTINGENT LIABILITIES

	December 31 2005 $	December 31 2004 $
The Company has contingent liabilities as follows:		
Bank guarantees in respect of		
Leased premises – secured	29,204	31,048
Exploration permits – unsecured	26,260	27,918
	55,464	**58,966**

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

15. COMMITMENTS FOR EXPENDITURE

(a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2005 of $1,526,543 (December 31, 2004 of $1,397,160). These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Mine Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at December 31, 2005 was $39,896,993 (December 31, 2004: Nil). Cancellation exposure on the Lumwana capital commitments is $2,919,328 at December 31, 2005.

(c) Lease commitments

	December 31	June 30
	2005	2004
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	143,959	144,262
Within 1 to 2 years	95,336	143,577
Within 2 to 3 years	7,668	47,398
Within 3 to 4 years	-	-
Within 4 to 5 years	-	-
Total commitments	**246,963**	**335,237**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

16. EMPLOYEE FUTURE BENEFITS

(a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $
Amounts paid on behalf of employees	**264,608**	**199,116**

(b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2005 salaries are assumed to grow at a rate of 3% per annum and cashflows are discount using a rate of 5.9%.

	$
Balance at June 30, 2003	**106,821**
Liability recognised during period	72,656
Balance at December 31, 2004	**179,477**
Liability recognised during period	50,962
Balance at December 31, 2005	**230,439**

17. SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru
Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

Twelve month period ended December 31, 2005	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	(124,559)	20,905	(1,630)	32,309	(72,975)
Loss for the Period	2,587,364	56,559	1,452,551	2,549,533	6,646,007
Identifiable Assets	14,127,804	48,193,987	101,832	96,478,128	158,901,751

Eighteen month period ended December 31, 2004	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	1,646,326	(37,806)	(99,752)	69,076	1,577,844
Loss for the Period	755,827	39,338	1,411,624	1,446,747	3,653,536
Identifiable Assets	3,104,706	28,271,670	59,255	405,493	31,841,124

18. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	-	-	259,831	111,689,812
Restricted cash	-	53,809	-	-	1,655	55,464
Receivables	-	-	-	-	144,330	144,330
	956,287	110,527,503	-	-	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	3,067,064	3,067,064
Concessional Loan	-	-	4,145,575	4,145,575	-	8,291,150
	-	-	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**
December 31, 2004						
Financial assets						
Cash and cash equivalents	1,193,009	2,008,351	-	-	439,586	3,640,946
Receivables	-	-	-	-	202,430	202,430
	1,193,009	2,008,351	-	-	642,016	3,843,376
Weighted average interest rate	3.81%	5.38%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	2,008,343	2,008,343
Concessional Loan	-	-	2,387,700	7,163,100	-	9,550,800
	-	-	2,387,700	7,163,100	2,008,343	11,559,143
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**1,193,009**	**2,008,351**	**(2,387,700)**	**(7,163,100)**	**(1,366,327)**	**(7,715,767)**

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

(c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

(d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

(e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 3(d).

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings
- certain exchange differences arising from foreign currency borrowings
- amortization of deferred financing costs in relation to the issuance of options to financiers

19. NON-CASH FINANCING AND INVESTING ACTIVITIES

Options issued to external parties

Options granted to Financiers under the terms of the Note Facility ("Financier Options") have been recorded as a borrowing cost in the period of issue, and have been included in deferred exploration and evaluation expenditure in accordance with note 3(d).

The options granted during each financial period, and outstanding at the beginning and end of each financial period had an exercise price of A$0.20, and an expiry date of 30 April 2004. All Financier Options have been fully exercised.

	Twelve month period ended December 31 2005 Number	Eighteen month period ended December 31 2004 Number
Fair values of Financier Options		
Options Granted during the period (number)	-	7,585,001
Weighted average fair value per option	-	$0.014
Aggregate fair value of options granted	**-**	**$106,190**

The fair value of the 56,000,000 financier options granted under the terms of the Note Facility has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 5.48%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 100%; and a expected life of options of 2 years. The estimated fair value of the 56,000,000 financier options granted amounts to $774,540 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation capitalized as part of deferred exploration amounts to $106,190 for 2004 (2005: Nil).

20. RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $148,119 (eighteen months ended December 31, 2004: $295,361).

Oreforming Solutions SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $132,000 (eighteen months ended December 31, 2004: $132,000).

Gestora de Negocios e Inversiones SA, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $28,800 (eighteen months ended December 31, 2004: $31,200).

21. SUBSEQUENT EVENT

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

22. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both "the Closed Group" and "the Extended Closed Group" as defined by the Australian Securities and Investments Commission ("ASIC") Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the "Closed Group") entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Equinox Copper Ventures Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the "Extended Closed Group").

Set out below are the condensed statements of earnings and balance sheets for the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	**Closed Group**		**Extended Closed Group[1]**	
	Twelve month period ended December 31	**Eighteen month period ended December 31**	**Twelve month period ended December 31**	**Eighteen month period ended December 31**
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Other Income/Expense	(1,827,660)	2,345,877	(72,975)	1,577,844
Expenditure				
Exploration	1,123,969	1,367,965	2,142,514	2,653,791
General and administration	2,095,795	1,184,211	2,375,185	1,211,587
Capital raising costs	-	-	486,103	-
Incentive stock options issued	1,768,843	1,307,852	1,768,843	1,307,852
Amortization of property, plant and equipment	56,042	56,404	62,887	58,150
	5,044,649	3,916,432	6,835,532	5,231,380
Loss for the period	**(6,872,309)**	**(1,570,555)**	**(6,908,507)**	**(3,653,536)**
Non controlling interest	-	-	262,500	-
Deficit – beginning of period	(9,913,846)	(8,343,291)	(12,045,801)	(8,392,265)
Deficit – end of period	**(16,786,155)**	**(9,913,846)**	**(18,691,808)**	**(12,045,801)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

Condensed balance sheet	Closed Group		Extended Closed Group[1]	
	Twelve month period ended December 31	Eighteen month period ended December 31	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004	2005	2004
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	110,919,073	3,214,413	111,689,812	3,640,946
Restricted cash	55,464	-	55,464	-
Accounts receivable	141,698	122,594	144,330	202,430
Prepayments	24,078	20,913	50,970	46,376
	111,140,313	3,357,920	111,940,576	3,889,752
Receivables from subsidiaries[2]	36,769,240	18,330,576	-	-
Investments in subsidiaries	2,200,695	1,301,473	-	
Property, plant and equipment	220,788	152,276	5,921,924	383,847
Deferred exploration and evaluation costs	-	-	39,555,390	27,567,525
Deferred financing cost	-	-	1,483,861	-
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	869,505	715,969	3,067,064	2,008,343
Long term debt	-	-	8,291,150	9,550,800
Employee future benefits	230,439	179,476	230,439	179,477
	1,099,944	895,445	11,588,653	11,738,620
SHAREHOLDERS' EQUITY				
Share capital	162,940,552	30,852,794	162,940,552	30,852,794
Deficit	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Contributed surplus	3,076,695	1,307,852	3,076,695	1,307,852
Cumulative translation adjustments	-	-	(12,341)	(12,341)
	149,231,092	22,246,800	147,313,098	20,102,504
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 28, 2006

"Craig R Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 28, 2006

"Michael J Klessens"

Michael J. Klessens
Chief Financial Officer

UNDERWRITING AGREEMENT

March 29, 2005

Equinox Minerals Limited
The Exchange Tower
130 King Street West, Suite 1800
Toronto, Ontario
M5X 1E3

Attention: **Mr. Craig R. Williams, Chief Executive Officer**

Dear Sirs:

In furtherance of a letter agreement dated March 10, 2005 (the "**Letter Agreement**") between Equinox Minerals Limited (the "**Corporation**") and Sprott Securities Inc. ("**Sprott**"), Sprott, TD Securities Inc. and Paradigm Capital Inc. (collectively, the "**Underwriters**") hereby agree to purchase, or find substituted purchasers for, 14,403,900 common shares in the capital of the Corporation (the "**Offered Shares**") at a price of $0.60 per Offered Share. The offering of the Offered Shares by the Corporation is hereinafter referred to as the "**Offering**".

It is understood that the sale of the Offered Shares will take place only (i) in the Province of Ontario (the "**Offering Jurisdiction**"); (ii) in the United States to substituted purchasers in transactions that are exempt from registration under the U.S. Securities Act (as defined herein) and applicable state securities laws; and (iii) in other jurisdictions as may be agreed to by the Corporation, other than Canada and the United States, provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement.

INTERPRETATION

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"**Agreement**" means the agreement resulting from the acceptance hereof by the Corporation;

"**Applicable Securities Laws**" means, collectively, the applicable securities laws of the Offering Jurisdiction, the United States or any other jurisdiction in which the Corporation and the Underwriters shall agree to offer Offered Shares, as the context requires, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation and published policies of each other jurisdiction the securities laws of which are applicable to the sale of the Offered Shares on the terms and conditions set out in this Agreement;

"**ASX**" means the Australian Stock Exchange;

"**Audited Financial Statements**" means the audited consolidated financial statements of the Corporation as at and for the twelve month period ended December 31, 2004;

"**Business Day**" means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario;

"**Closing**" means the completion of the issue and sale by the Corporation of the Offered Shares pursuant to this Agreement and the Subscription Agreements;

"**Closing Date**" means the date of the Closing, namely March 29, 2005, or such other date as the Underwriters and the Corporation may agree;

"**Common Shares**" means the common shares in the capital of the Corporation and shall include the Offered Shares;

"**Corporation**" means Equinox Minerals Limited;

"**Disclosure Documents**" means, collectively, all of the documentation which has been filed by or on behalf of the Corporation since May 21, 2004 with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws, including all press releases filed on SEDAR;

"**Environmental Laws**" has the meaning ascribed thereto in subsection 4(dd) of this Agreement;

"**Exchanges**" means, collectively, the TSX and the ASX;

"**Governmental Authority**" shall have the meaning ascribed thereto in subsection 4(ee) of this Agreement;

"**Gross Proceeds**" means the gross proceeds raised from the sale of the Offered Shares;

"**Indemnified Party**" has the meaning ascribed thereto in Section 10 of this Agreement;

"**Letter Agreement**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Lumwana Project**" means the Lumwana copper-cobalt project of the Corporation located in Zambia;

"**Lumwana Technical Report**" means the amended technical report entitled "*Lumwana Copper Project North Western Province Republic of Zambia*" dated June 2004 by Paul DiNuzzo of Aker Kvaerner Australia Pty Ltd., Ross Bertinshaw of Golder Associates Pty Ltd. and Andrew Daley of Investor Resources Limited;

"**Material Adverse Effect**" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial conditions or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole;

"**Material Agreement**" has the meaning ascribed thereto in subsection 4(f) of this Agreement;

"**material change**" means a material change for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of any of the Corporation's securities and includes a decision to implement such a change made by the Corporation's board of directors or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation's securities;

"**Mining Rights**" has the meaning ascribed thereto in subsection 4(e) hereof;

"**misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**Offered Shares**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering Jurisdiction**" means the Province of Ontario;

"**Option**" has the meaning ascribed thereto in the second paragraph of this Agreement;

"**person**" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"**Private Placement Exemption**" means in respect of the Offering Jurisdiction, the "accredited investor" exemption under section 2.3 of Ontario Securities Commission Rule 45-501 - *Exempt Distributions*;

"**Purchasers**" means, collectively, those persons or companies who are purchasing the Offered Shares as contemplated herein;

"**Securities Commission**" means the Ontario Securities Commission;

"**Subscription Agreements**" means, collectively, the subscription agreements in the form agreed to between the Corporation and the Underwriters to be entered into between the Purchasers and the Corporation in respect of the Offering;

"**Subsidiaries**" means collectively, Equinox Resources Limited, Equinox Overseas Pty Ltd., Equinox Africa Limited, and Equinox Copper Ventures Limited;

"**Taxes**" has the meaning ascribed thereto in subsection 4(i) of this Agreement;

"**Time of Closing**" means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"**Transfer Agent**" means the registrar and transfer agent of the Corporation, namely, CIBC Mellon Trust Company;

"**TSX**" means The Toronto Stock Exchange;

"**Underwriters**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Underwriters' Personnel**" has the meaning ascribed thereto in Section 10 of this Agreement;

"**Underwriting Fee**" has the meaning ascribed thereto in subsection 2(a) of this Agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement. Unless otherwise expressly provided, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision herein.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" – Procedures for United States Offers and Sales

Schedule "B" - List of Options, Warrants and Convertible Securities

1. <u>Nature of Transaction</u>

(a) Each Canadian Purchaser shall purchase Offered Shares under the *Private Placement Exemption*. The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the applicable Offering Jurisdiction relating to the sale of the Offered Shares and, in any event not later than 3:00 p.m. (Toronto time) on the day before the Closing Date. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the purchase and sale of the Offered Shares so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus or an offering memorandum in Canada or comparable document elsewhere. The Underwriters undertake to use commercially reasonable best efforts to cause Purchasers to complete any forms required by Applicable Securities Laws if so required.

(b) Any offer and sale of Offered Shares in the United States shall be made only to substituted purchasers in accordance with the terms and conditions set out in Schedule "A" to this Agreement, which schedule is incorporated by reference and forms part of this Agreement. The Corporation and the Underwriters shall, and Sprott shall cause its

U.S. broker-dealer affiliate through which sales of Offered Shares in the United States are to be effected to, comply with the terms and conditions set out therein.

(c) It is understood and agreed that the Underwriters may arrange for substituted purchasers of the Offered Shares in jurisdictions other than Canada and the United States, on a private placement basis, provided that the purchase of such Offered Shares does not contravene the Applicable Securities Laws of the jurisdiction where the purchaser is resident and provided that such sale does not trigger (i) any obligation to prepare and file a prospectus or similar disclosure document, or any other report with respect to such purchase, or (ii) any registration or other obligation on the part of the Corporation including but not limited to any continuing obligation in that jurisdiction.

(d) The certificates representing the Offered Shares delivered at Closing shall contain the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY REPRESENTED HEREBY SHALL NOT TRADE THE SECURITY BEFORE JULY 30, 2005.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE. THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

(e) The certificates representing the Offered Shares delivered at Closing to United States Purchasers shall contain such additional restrictive legends as are set forth in the Subscription Agreements.

2. <u>Underwriters' Compensation</u>

(a) In consideration for the performance of its obligations hereunder, the Corporation shall, subject to the provisions of this Agreement, pay to the Underwriters an aggregate fee (the "**Underwriting Fee**") equal to 6% of the Gross Proceeds.

(b) The Underwriters may retain one or more registered securities brokers or investment dealers to act as selling agent in connection with the sale of the Offered Shares but the compensation payable to such selling agents shall be the sole responsibility of the Underwriters, and only as permitted by and in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in this Agreement and the Underwriters will require each such selling agent to so agree.

3. <u>Covenants and Certification of the Underwriters</u>

Each Underwriter severally covenants with the Corporation that it will: (i) conduct activities in connection with arranging for purchasers of the Common Shares in compliance with the Applicable Securities Laws and will indemnify the Corporation from all losses incurred by it as a result of a violation by such Underwriter or selling agent retained by it of such Applicable Securities Laws; (ii) not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under Applicable Securities Laws; (iii) not solicit offers to purchase or sell the Common Shares so as to require

registration thereof or filing of a prospectus with respect thereto or continuing obligations on the part of the Corporation under the laws of any jurisdiction including, without limitation, the United States or any state thereof, and not solicit offers to purchase or sell the Common Shares in any jurisdiction outside of Canada where the solicitation or sale of the Common Shares would result in any statutory ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction on the part of the Corporation except for the filing of a notice or report of the solicitation or sale; (iv) obtain from each Purchaser an executed Subscription Agreement in the form agreed to by the Corporation and the Underwriters relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for Offered Shares; (v) refrain from any form of general advertising or any form of general solicitation in connection with the Offering in (A) printed media of general and regular circulation or any similar medium, (B) radio, (C) television, or (D) electronic media or conduct any seminar or meeting concerning the offer and sale of the Common Shares whose attendees have been invited by any form of general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld; and (vi) comply with, and ensure that it and its selling agents and it and its respective directors, officers, employees and affiliates comply with all Applicable Securities Laws and the terms and conditions set forth in this Agreement.

4. <u>Representations and Warranties of the Corporation</u>

The Corporation hereby represents and warrants to and with the Underwriters (on their own behalf and on behalf of each of the Purchasers) that, except as otherwise disclosed in the Disclosure Documents, as at the date hereof:

(a) the Corporation and each of the Subsidiaries is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement and the Subscription Agreements and to carry out its obligations hereunder and thereunder;

(b) all of the Corporation's subsidiaries, and its direct and indirect holdings in each one, are as set out below; the Corporation does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than such subsidiaries and the Corporation beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of such subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the subsidiaries or any other security convertible into or exchangeable for any such shares;

Name	Jurisdiction of Incorporation	Beneficial Equity/ Voting Ownership
Equinox Resources Limited	Australia	100% (direct)
Equinox Overseas Pty Ltd.	Australia	100% (indirect)
Equinox Africa Limited	Australia	100% (indirect)
Equinox Copper Ventures Limited	Zambia	100% (indirect)
Equinox Zambia Limited	Zambia	100% (indirect)
Equinox Peru Ventures Limited	Australia	100% (indirect)
Equinox Nickel Ventures Pty Ltd.	Australia	100% (indirect)
Equinox Ventures Pty Ltd.	Australia	100% (indirect)
Alturas Minerals SRL	Peru	70% (indirect)

(c) the Corporation and each of the Subsidiaries or joint venture partners as disclosed in the Disclosure Documents holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation. In particular, without limiting the generality of the foregoing, neither the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Disclosure Documents where such revocation or cancellation would have a Material Adverse Effect on the Corporation;

(d) except as disclosed in the Disclosure Documents, the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets thereof as described therein, and no other Mining Rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Disclosure Documents, none of the Corporation or any Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;

(e) the Corporation and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property

described in the Disclosure Documents is located (collectively, "Mining Rights"), in respect of the ore bodies and minerals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or the applicable Subsidiary to explore the minerals relating thereto; all property, leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on the Corporation; the Corporation and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents granting the Corporation or applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the applicable Subsidiary, with only such exceptions as do not interfere with the use made by the Corporation or the applicable Subsidiary of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary except where the failure to be so would not have a Material Adverse Effect on the Corporation;

(f) the execution and delivery of each of this Agreement and the Subscription Agreements, and the performance of the transactions contemplated thereunder, the offering and sale of the Offered Shares and any compliance by the Corporation with the other provisions of each of such Agreements to be complied with by it does not and will not:

   (i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained; or (ii) such as may be required under the applicable by-laws, policies, regulations and prescribed forms of the Exchanges;

   (ii) result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

      (1) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or the Subsidiaries or any material indenture, agreement or instrument to which the Corporation or the Subsidiaries is a party or by which it or they are contractually bound; or

      (2) any statute, rule, regulation or law applicable to the Corporation, or the Subsidiaries including, without limitation, the Applicable Securities Laws of the Offering Jurisdiction, the rules and regulations of the Exchanges, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or the Subsidiaries; or

(3) any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiaries is a party or by which the Corporation or the Subsidiaries or a material portion of the assets of the Corporation or the Subsidiaries are bound (a "Material Agreement"), or any judgment, decree, order, statute, rule or regulation applicable to any of them; and

(iii) give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(g) none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of: (A) the purchase of any property material to the Corporation or assets or any interest therein or the sale, transfer or other disposition of any property material to the Corporation or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary;

(h) the Audited Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation (on a consolidated basis) as at such dates and results of operations of the Corporation (on a consolidated basis) for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since December 31, 2004;

(i) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not

constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation;

(j) the auditors of the Corporation who audited the Audited Financial Statements and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws of the Offering Jurisdiction and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 *Continuous Disclosure*) between the Corporation and any such auditor;

(k) as at the Closing Date, except as contemplated by this Agreement and as disclosed in Schedule "B" hereto, no holder of outstanding shares in the capital of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(l) no legal or governmental proceedings or inquiries are pending to which the Corporation, or any of the Subsidiaries, is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation and the Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation and, to the best knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or the Subsidiaries or with respect to their properties;

(m) none of the Corporation nor the Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(n) the Corporation and each of the Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Corporation and the Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

(o) any and all of the agreements and other documents and instruments pursuant to which the Corporation and the Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Disclosure Documents;

(p) at the Closing Time, this Agreement and the Subscription Agreements shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery shall constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(q) at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance and sale of the Offered Shares, and, upon payment therefor the Offered Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(r) the Common Shares are listed and posted for trading on the TSX and can trade as CHESS Depositary Interests on the ASX;

(s) the Corporation is registered on the official list of the ASX;

(t) no order, ruling of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) has been issued by any applicable securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the best knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(u) the authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as at the close of business on the business day immediately preceding the date hereof, 96,026,019 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(v) the Corporation has not made any loans to or guaranteed the obligations of any person other than the Subsidiaries;

(w) with respect to each premises of the Corporation or the Subsidiaries which is material to the Corporation and the Subsidiaries on a consolidated basis and which the Corporation or any of the Subsidiaries occupies as tenant (the "Leased Premises"), the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect;

(x) the Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice;

(y) there has not been in the last two years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(z) to the best knowledge of the Corporation, none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Corporation or the Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(aa) the assets of the Corporation and the Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(bb) CIBC Mellon Trust Company at its principal offices in the City of Toronto has been duly appointed as registrar and transfer agent for the Common Shares;

(cc) the minute books and records of the Corporation made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and the Subsidiaries for the periods from June 30, 2004 to the date hereof are all of the minute books and records of the Corporation and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries on a consolidated basis;

(dd) to the best of the Corporation's knowledge, neither the Corporation nor any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the "**Environmental Laws**") which would have a Material Adverse Effect on the Corporation;

(ee) without limiting the generality of paragraph (dd) immediately above, the Corporation and each of the Subsidiaries, do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing (a "**Governmental Authority**") to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection

with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(ff) there are no orders, rulings or directives issued, pending or, to the best of the Corporation's knowledge reasonably held, being based on due direction and enquiry of its personnel and advisors, threatened against the Corporation or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation;

(gg) to the best of the Corporation's knowledge, the Corporation and the Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(hh) other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

(ii) the definitive form of certificate representing the Common Shares is in proper form under the laws of Canada, complies with the requirements of the Exchanges and does not conflict with the constating documents of the Corporation;

(jj) the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(kk) the Corporation is a reporting issuer under the Applicable Securities Laws in all of the provinces and territories of Canada; the Corporation is not in default in any material respect of any requirement of the Applicable Securities Laws of the Offering Jurisdiction and the Corporation is not included in a list of defaulting reporting issuers maintained by the Securities Commission. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since June 30, 2004 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(ll) all information which has been prepared by the Corporation relating to the Corporation and the Subsidiaries and their business, property and liabilities and either publicly disclosed or provided to the Underwriters, including the Disclosure Documents, all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or

facts have been omitted therefrom which would make such information materially misleading;

(mm) all disclosure filings required to be made by the Corporation pursuant to Applicable Securities Laws of the Offering Jurisdiction have been made and such disclosure and filings were true and accurate as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(nn) the Corporation has, and to the best of the Corporation's knowledge the directors and officers of the Corporation have, answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters' due diligence investigations fully and truthfully;

(oo) the Corporation intends to use the proceeds of the Offering for continued development of the Lumwana Project as well as for general working capital purposes;

(pp) the Lumwana Technical Report was prepared, filed and certified in accordance with National Instrument 43-101-*Standards of Disclosure for Mineral Projects* and Form 43-101F1 *Technical Report*;

(qq) the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, considered as a whole; and

(rr) except as set out in the Disclosure Documents, none of the directors, officers or employees of the Corporation or the Subsidiaries, any known holder of more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiaries.

The Corporation acknowledges that the Underwriters and each of the Purchasers are relying upon such representations and warranties.

5. <u>Covenants of the Corporation</u>

The Corporation hereby covenants to and with the Underwriters (on their own behalf and on behalf of the Purchasers) that:

(a) the Corporation will use its reasonable best efforts to maintain its status as a reporting issuer not in default in the Offering Jurisdiction for a period of two years from the Closing Date;

(b) the Corporation will use its reasonable best efforts to maintain the listing of the Common Shares on the Exchanges to the date which is two years following the Closing Date and will ensure that the Offered Shares will be listed and posted for trading on the Exchanges upon their issue;

(c) other than as contemplated herein, the Corporation will not, directly or indirectly, without the prior written consent of Sprott, on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed, issue, sell or grant any securities of the Corporation for a period commencing on the date hereof and ending 120 days thereafter nor shall the Corporation publicly announce during such period the intention to do so, except for (i) the issuance of Common Shares in connection with the exercise of any currently outstanding stock options, warrants or other convertible securities, (ii) the issuance of stock options in the normal course pursuant to the Corporation's stock option plan; or (iv) the issuance of Common Shares or securities convertible into Common Shares pursuant to an additional offering to raise gross proceeds of not more than $25 million;

(d) in the event any person acting or purporting to act for the Corporation establishes a claim from the Underwriters for any brokerage or agency fee in connection with the transactions contemplated herein, the Corporation shall indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof unless such claim is made by a selling agent appointed by the Underwriters pursuant to subsection 2(b) hereto; and

(e) the Corporation shall, as soon as practicable, use its commercially reasonable best efforts to receive all necessary consents to the transactions contemplated herein.

6. <u>Conditions to Closing</u>

The following are conditions to the closing of the transactions involving the issuance and sale of the Offered Shares contemplated hereby, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled on or prior to the Time of Closing and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Offered Shares to the Purchasers prior to the Time of Closing on the Closing Date as herein contemplated, it being understood that the Underwriters shall do all that is reasonably required to assist the Corporation to fulfil this condition;

(b) the Corporation's board of directors shall have authorized and approved the execution and delivery of this Agreement, the acceptance of the Subscription Agreements, the allotment, issuance and delivery of the Offered Shares, and all matters relating thereto;

(c) the Corporation shall have accepted one or more Subscription Agreements with the Purchasers;

(d) the Underwriters shall have received an opinion, dated the Closing Date, of the Corporation's counsel (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation's auditors or a public official) with respect to the following matters:

(i) as to the incorporation and subsistence of the Corporation under the laws of Canada and as to the corporate power of the Corporation to carry out its obligations under this Agreement and the Subscription Agreements, and to issue the Offered Shares;

(ii) as to the authorized and issued capital of the Corporation;

(iii) that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own its properties;

(iv) that none of the execution and delivery of this Agreement and the Subscription Agreements, the performance by the Corporation of its obligations hereunder and thereunder, or the sale or issuance of the Offered Shares will conflict with or result in any breach of the constating documents or by-laws of the Corporation;

(v) that each of this Agreement and the Subscription Agreements have been duly authorized and executed and delivered by the Corporation, and constitute a valid and legally binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi) that the Offered Shares have been validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(vii) that the issuance and sale by the Corporation of the Offered Shares to the Purchasers are exempt from the prospectus and registration requirements of Applicable Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws to permit such issuance and sale;

(viii) that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws in connection with the first trade of the Offered Shares provided the Offered Shares have been held for the period of four months and a day following the Closing Date, subject to the usual qualifications;

(ix) that the Offered Shares have been conditionally approved for listing on the Exchanges; and

(x) as to such other matters as the Underwriter's legal counsel may reasonably request prior to the Time of Closing;

(e) if any of the Purchasers are in the United States, the Underwriters shall have received a legal opinion addressed to the Underwriters from Dorsey & Whitney LLP, United States counsel for the Corporation, dated as of the Closing Date, in form and substance

satisfactory to the Underwriters, acting reasonably, with respect to the initial sale of the Offered Shares;

(f) the Underwriters shall have received favourable legal opinions addressed to the Underwriters, the Purchasers and the Underwriters' counsel in form and substance satisfactory to the Underwriters' counsel, acting reasonably, dated the Closing Date from counsel to the Corporation in Australia and Zambia, as applicable, as to the incorporation and subsistence of the Subsidiaries, the corporate power and authority of the Subsidiaries to carry on its business as presently carried on and to own its assets and as to the registered ownership of the issued and outstanding securities of the Subsidiaries;

(g) the Corporation will have caused an updated title opinion to be delivered by local counsel in Zambia in respect of the Lumwana Project in form and substance satisfactory to the Underwriters, acting reasonably;

(h) the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(i) the Underwriters shall have received a certificate, dated the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

  (i) the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Time of Closing and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Time of Closing;

  (ii) no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares in the Offering Jurisdiction has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

  (iii) the articles and by-laws of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

  (iv) the minutes or other records of various proceedings and actions of the Corporation's Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

  (v) since the date of the Letter Agreement, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation and the Subsidiaries taken as a whole; and

(vi) none of the documents filed with applicable securities regulatory authorities since May 21, 2004 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected.

(j) the Offered Shares shall have been approved for listing on the Exchanges, subject only to the official notices of issuance and fulfilment of such other conditions of the Exchanges as set out in their respective conditional listing letters;

(k) the Underwriters shall have conducted all due diligence inquiries and investigations and not identified any material adverse charges or misrepresentations or any items materially adversely affecting the Corporation's affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(l) the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdictions in which the Corporation and the Subsidiaries are incorporated; and

(m) the Underwriters shall have received certificates, issued under applicable provisions of the securities laws of the Offering Jurisdiction stating that the Corporation is not in default under the Applicable Securities Laws of Ontario.

It is understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the foregoing terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by them.

The Corporation agrees that the aforesaid legal opinions and certificate to be delivered at the Time of Closing will also be addressed to the Purchasers and that the Underwriters may deliver copies thereof to such persons and to any persons who purchase Common Shares.

7. <u>Termination of Obligations</u>

If at any time before the Time of Closing:

(a) there shall have occurred any adverse material change (actual, intended, anticipated or threatened) or the Underwriters shall have discovered any previously undisclosed adverse fact (determined by the Underwriters in their sole discretion) in relation to the Corporation or the Subsidiaries, taken as a whole, which, in the opinion of the Underwriters, prevents or restricts trading in or the distribution of the Common Shares or adversely affects or would reasonably be expected to adversely affect the market price or value of the Common Shares;

(b) there shall have occurred any change in the applicable securities laws of any province of Canada or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Corporation) which, in the opinion of the Underwriters, prevents or restricts trading in or the distribution of the Common Shares or adversely affects or would reasonably be expected to adversely affect the market price or value of the Common Shares;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole;

(d) a cease trading order is made by any Securities Commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(e) if the Corporation fails to obtain the approval of the Exchanges for the listing of the Offered Shares,

the obligations of the Underwriters contained in this Agreement may be terminated by the Underwriters in their sole discretion.

Any termination pursuant to the foregoing provisions shall be effected by notice in writing delivered by the Underwriters to the Corporation at its address as herein set out. Notwithstanding the giving of any notice of termination hereunder, the expenses agreed to be paid by the Corporation shall be paid by the Corporation as herein provided and the obligations of the Corporation under sections 9, 10 and 11 hereof shall survive.

In the event of a termination pursuant to and in accordance with the provisions hereof and notice having been given, as aforesaid, there will be no further liability on the part of the Underwriters under this Agreement. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

8. <u>Closing</u>

The sale of Offered Shares (the "Closing") will be completed at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street W., Toronto, Ontario, or such other place or places as may be agreed upon by the Corporation and the Underwriters, at the Time of Closing, provided that if the Corporation has not been able to comply with any of the conditions to closing set forth under "Conditions to Closing" prior to the Time of Closing, the Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which, the respective obligations of the parties will terminate without further liability or obligation except as set out under sections 9, 10 and 11 hereof.

At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a) certificates, duly registered as the Underwriters may direct, representing the Offered Shares purchased,

(b) the requisite legal opinions and certificates as contemplated in Section 6 hereof;

(c) a direction addressed to the Underwriters directing the Underwriters to pay the Gross Proceeds less the Underwriting Fee and the reasonable out-of-pocket expenses of the Underwriters including the fees and disbursements of counsel to the Underwriters; and

(d) such further documentation as may be contemplated herein,

against payment of the purchase price for the Offered Shares by certified cheque or bank draft to the Corporation as contemplated herein.

All representations and warranties contained herein and all of the covenants and agreements of the Corporation herein, to the extent that they are required to be performed on or before Closing, shall be construed as conditions and any breach or failure to comply with any thereof shall entitle the Underwriters, at their option, in addition to and not in lieu of any other remedies the Underwriters have in respect thereof, to terminate and cancel their obligations hereunder by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each Underwriters.

9. <u>Expenses</u>

Whether or not Closing occurs, the Corporation shall pay all costs and expenses of or incidental to the Offering, including, without limitation, the costs and filing fees with respect to the private placement of the Offered Shares, the listing of the Offered Shares on the Exchanges, the cost of printing the certificates representing the Offered Shares, the cost of registration and delivery of such certificates, and the fees and expenses of each of the Corporation's auditors, counsel and local counsel. The fees (to a maximum of $35,000, exclusive of G.S.T. and disbursements) of the Underwriters' counsel and the Underwriters' reasonable out-of-pocket expenses shall be paid at Closing by the Corporation to the Underwriters upon written advice from the Underwriters as to such costs and expenses in a form acceptable to the Corporation, acting reasonably.

10. <u>Indemnity</u>

The Corporation covenants and agrees to indemnify and save harmless the Underwriters and/or any of their affiliates and their respective directors, officers, employees, shareholders and agents (collectively with the Underwriters' affiliates, "**Underwriters' Personnel**"), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(a) any statement (other than a statement contained in and included in reliance upon and in conformity with written information furnished to the Corporation by the Underwriters relating to the Underwriters specifically for use therein) in any document filed by the Corporation with the relevant securities regulatory authorities in Canada since May 21, 2004 including all press releases filed on SEDAR, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered hereunder or pursuant hereto any material fact (other than a material fact omitted in reliance upon and in conformity with written information furnished to the Corporation by the Underwriters relating to the Underwriters specifically for use therein) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority based upon any failure or alleged failure to comply with applicable securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares in the provinces of Canada;

(d) the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable securities laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(e) any breach of any representation, warranty or covenant of the Corporation contained herein or the failure of the Corporation to comply with any of its obligations hereunder,

and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

Notwithstanding the foregoing, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Underwriters or Underwriters' Personnel have been negligent or exercised wilful misconduct in the course of such performance; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence or wilful misconduct referred to in (a).

The Corporation shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any Underwriters' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of the Underwriters and all Underwriters' Personnel from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

If any matter or thing contemplated by this section shall be asserted against any person in respect of which indemnification is or might reasonably be considered to be provided, such person (the "**Indemnified Party**") will notify the Corporation as soon as possible and in any event on a timely basis, of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Corporation or the Indemnified Party without the prior written consent of the other.

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Corporation and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Corporation, on the other hand, and the

representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred.

To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions hereunder in trust for and on behalf of such Indemnified Party.

The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

11. Contribution

In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, each of the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the Underwriting Fee paid by the Corporation to such Underwriter bears to the Gross Proceeds realized from the sale of the Offered Shares and the Corporation shall be responsible for the balance, whether or not it has been sued, provided that, in no event, shall either Underwriter be responsible for any amount in excess of the amount of the Underwriting Fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from an Underwriter under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which such Underwriter is responsible, as determined above, and (ii) the amount of the Underwriting Fee actually received by such Underwriter. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section.

The rights to indemnity and contribution provided in this Agreement shall be in addition and not in derogation of any other right to indemnity or contribution which the Underwriters or the Corporation may have by statute or otherwise by law.

12. Notice

Any notice or other communication to be given by delivery or by telecopier hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at the address appearing on page 1 of this Agreement, Attention: Craig R. Williams Chief Executive Officer, Telecopier No. 011 618 93241195 with a copy (which shall not constitute notice) to David C. Poynton, Cassels Brock & Blackwell LLP,

Suite 2100, 40 King Street W., Toronto, Ontario, M5H 3C2, Telecopier No. (416) 644-9348, and in the case of notice to the Underwriters:

Sprott Securities Inc.
Royal Bank Plaza, South Tower
Suite 2750,
200 Bay Street
Toronto, Ontario M5J 2J2

Attention: Jeff Kennedy
Telecopier No.: (416) 943-6496

TD Securities Inc.
TD Tower, 8th Floor
66 Wellington Street West
Toronto, Ontario
M5K 1A2

Attention: Ewan Mason
Fax: (416) 983-3176

Paradigm Capital Inc.
95 Wellington Street West
Suite 2101
Toronto, Ontario M5J 2N7

Attention: Andrew Partington
Telecopier No.: (416) 361-0679

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

13. Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

14. Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

15. Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Underwriters and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in

respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading "Indemnity" shall also be for the benefit of the Underwriters' Personnel.

16. <u>Authority of Sprott Securities Inc.</u>

Sprott is hereby authorized by each of TD Securities Inc. and Paradigm Capital Inc. to act on its behalf and the Corporation shall be entitled to and shall act on any agreement entered into by or on behalf of the Underwriters by Sprott, which represents and warrants that Sprott has irrevocable authority to bind the Underwriters, except in respect of any consent to an omission of liability or a settlement pursuant to paragraph 11 which consent shall be given by the Indemnified Party or other parties. Sprott shall consult with TD Securities Inc. and Paradigm Capital Inc. concerning any matter in respect of which it acts as representative of the Underwriters.

17. <u>Counterpart Provision</u>

This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document.

18. <u>Entire Agreement</u>

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties including, but not limited to, the Letter Agreement, with respect to the subject matter hereof whether verbal or written.

19. <u>Governing Law</u>

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20. <u>Survival of Warranties, Representations, Covenants and Agreements</u>

All warranties, representations, covenants, indemnities and agreements of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters for a period of three years.

21. <u>Language</u>

The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.

22. **Facsimile**

The Corporation and the Underwriters shall be entitled to rely on delivery by facsimile of an executed copy of this Agreement and acceptance by the Corporation and the Underwriters of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriters in accordance with the terms of this Agreement.

23. **Acceptance**

If this letter accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Underwriters.

Yours very truly,

SPROTT SECURITIES INC.

Per:

W. Jeffrey Kennedy
Chief Financial Officer

TD SECURITIES INC.

Per:

Ewan Mason
Managing Director

PARADIGM CAPITAL INC.

Per:

John Warwick
Partner, Corporate Finance

The foregoing accurately reflects the terms of the transaction which we are to enter into and such term: are agreed to with effect as of the date provided at the top of the first page of this Agreement.

EQUINOX MINERALS LIMITED

Per: ______________________________
Craig R. Williams
Chief Executive Officer

____
M.J. KLESSENS

Schedule "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

(b) "**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**General Solicitation**" or "**General Advertising**" means "general solicitation" or "general advertising", respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(d) "**Institutional Accredited Investor**" means an institution that is an "accredited investor" specified in Rule 501(a)(1), (a)(2), (a)(3) and (a)(7) of Regulation D;

(e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "**SEC**" means the United States Securities and Exchange Commission;

(h) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(i) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

(j) "**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

(k) "**U.S. Person**" means a "U.S. person" as that term is defined in Regulation S;

(l) "**U.S. Subscription Agreement**" means the form of subscription agreement agreed to by the Corporation and the Underwriters for offers and sales in the United States; and

(m) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not defined in this Schedule "A" shall have the meaning assigned to them in the Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Underwriters

The Underwriters acknowledge that none of the Offered Shares (the "**Securities**") have been nor will be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter represents, warrants and covenants to the Corporation as of the date of the Agreement and as of the Closing Date that:

1. It has not offered or sold, and will not offer or sell, any Common Shares except (a) in an "offshore transaction" (as defined in Regulation S) or (b) within the United States to substituted purchasers as provided in paragraphs 2 through 11 below. Accordingly, neither the Underwriter, its affiliates nor any persons acting on their behalf, has made or will make (except as permitted in paragraphs 2 through 11 below) (i) any offer to sell or any solicitation of an offer to buy, any Common Shares to any person in the United States, (ii) any sale of Common Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts with respect to the Common Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Common Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each such affiliate and selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriters as if such provisions applied to such affiliate or selling group member.

3. All offers of Common Shares in the United States shall be made on behalf of the Underwriters by affiliates of the Underwriters (the "**U.S. Affiliates**") that were and are on the dates of such offers and sales duly registered brokers or dealers pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state's broker-dealer registration requirements) and were and are members in good standing with the National Association of Securities Dealers, Inc. and otherwise in compliance with all applicable U.S. state and federal laws governing the registration and conduct of broker-dealers.

4. Offers of Common Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Common Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors with respect to which the Underwriters or the U.S. Affiliates have a pre-existing relationship in transactions that are exempt, from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, each of the Underwriters, its U.S. Affiliate, and any person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree is an Institutional Accredited Investor, and at the time of completion of each sale to any such offerees, such Underwriter, its U.S. Affiliate, its affiliates, and any person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser (a "**U.S. Purchaser**") designated by such Underwriter or its U.S. Affiliate to purchase Common Shares from the Corporation is an Institutional Accredited Investor.

7. At least one business day prior to the Closing Time, the Underwriters will provide the Corporation with a list of all purchasers of the Common Shares in the United States.

8. The Underwriters will inform, and cause the U.S. Affiliates to inform, all purchasers of the Common Shares in the United States that the Common Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them pursuant to a transaction exempt from registration under the U.S. Securities Act.

9. Each Underwriter agrees that at the Closing Time, it, together with its U.S. Affiliate will provide a certificate, substantially in the form of Annex I to this Schedule "A", relating to the manner of the offer of the Common Shares in the United States.

10. Prior to any sale of Common Shares in the United States, each U.S. Purchaser will execute a U.S. Subscription Agreement with respect to its purchase of the Common Shares.

11. None of the Underwriters, their affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Common Shares.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees that as of the date of the Agreement and as of the Closing Date that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in the Common Shares.

2. The Corporation is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States *Investment Corporation Act of 1940*, as amended.

3. Except with respect to sales to Institutional Accredited Investors within the United States in reliance upon an exemption from registration under the U.S. Securities Act and in accordance with the terms of the Agreement and Schedule "A", neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters and their agents and affiliates, as to which no such representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Common Shares to a person in the United States; or (B) any sale of Common Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

4. Neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters and their agents and affiliates, as to which no such representation is made) (i) has made or will make any Directed Selling Efforts, or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Common Shares in the United States.

5. Except with respect to the offer and sale of the Common Shares offered hereby, the Corporation has not, for a period of six months prior to the commencement of the offering of the Common Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Common Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Common Shares.

6. None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has taken or will take any action in violation of Regulation M under the U.S. Exchange Act.

7. Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D.

ANNEX I TO SCHEDULE "A"

UNDERWRITER'S CERTIFICATE

In consideration with the private placement in the United States of the common shares (the "**Common Shares**") of Equinox Minerals Limited (the "**Corporation**") pursuant to the Underwriting Agreement dated March 29, 2005 between the Corporation and Sprott Securities Inc. and Paradigm Capital Inc. (the "**Underwriting Agreement**"), the undersigned does hereby certify as follows:

(i) on the date of each offer and sale of Units in the United States [U.S. broker-dealer affiliate] (the "**U.S. Affiliate**") was and is duly registered as a broker dealer with the United States Securities and Exchange Commission (the "**SEC**") and the National Association of Securities Dealers, Inc. ("**NASD**") and was and is a member of, and in good standing with the NASD and the SEC;

(ii) immediately prior to offering Common Shares to offerees in the United States, we had reasonable grounds to believe and did believe that each such offeree was an institutional "accredited investor" (as defined in Rule 501(a)(1), (a)(2), (a)(3) and (a)(7) of Regulation D (an "**Institutional Accredited Investor**") under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**")) and, on the date hereof, we continue to believe that each such offeree purchasing Common Shares through us is an Institutional Accredited Investor;

(iii) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States;

(iv) all offers and sales of Common Shares in the United States have been effected in accordance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers;

(v) all offers and sales of the Units in the United States were made to Institutional Accredited Investors by us through the U.S. Affiliate;

(vi) no written material was used in connection with the offer or sale of the Common Shares in the United States;

(vii) the offering of the Common Shares in the United States has been conducted by us in accordance with the Underwriting Agreement including Schedule "A" thereto; and

(viii) prior to any sale of Common Shares in the United States, we caused each purchaser in the United States to execute a Subscription Agreement in the form agreed between the Corporation and the Underwriters.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement including Schedule "A" thereto, unless defined herein.

DATED this day of March, 2005.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]
By: ______________________	By: ______________________
Authorized Signing Officer	Authorized Signing Officer

Schedule "B"

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

Stock options issued pursuant to the stock option plan:

The following table summarizes the stock options outstanding and exercisable at December 31, 2004:

	Number of *Options* Outstanding	Weighted Average Exercise Price	Weighted Average *Remaining* Contractual Life (Years)	Number of Options Exercisable	Weighted Average Exercise Price
Outstanding at 19 January, 2004	-	-		-	-
Options issued, vesting over 3 years	6,720,000	C$0.72	9.5	2,240,000	C$0.72
Options issued, vesting over 3 years	1,000,000	C$0.63	9.9	333,333	C$0.63
Options issued, vesting over 1 year	1,000,000	C$0.55	1.7	-	C$0.55
Options exercised	-	-			-
Options forfeited or expired	-	-			-
Outstanding at end of year	8,720,000	C$0.69	8.7	2,573,333	C$0.69
Available for grant at December 31	852,602				

No other options, warrants or convertible securities are outstanding.

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

March 31, 2006

Item 3 News Release

A news release in respect of the material change was issued on April 3, 2006 through the facilities of the CCNMatthews and subsequently filed on SEDAR.

A copy of the News Release is attached as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited ("Equinox" or the "Company") announced on April 3, 2006 that it had successfully closed the first of two tranches of its non-brokered US$30 million private placement of Equinox common shares ("Shares") to ZCCM Investments Holdings Plc ("ZCCM") as announced on March 22, 2006. Equinox raised gross proceeds of C$17,440,500 (US$15,000,000) from this initial placement of 9,227,777 Shares issued to ZCCM on March 31, 2006. The subscription price was C$1.89 per Share which equals 1.20 times the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding March 31, 2006. As announced on March 22, 2006, ZCCM will also purchase, no later than June 30, 2006, an additional US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5-day VWAP of Shares on the TSX calculated over the period immediately preceding the date of closing of the second subscription.

Item 5 Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

April 6, 2006

EQUINOX MINERALS LIMITED

By: "Craig R. Williams"
Name: Craig R. Williams
Title: President and Chief Executive Officer

Schedule "A"

EQUINOX MINERALS LIMITED

ARBN 108 066 986

April 3, 2006

Equinox Closes First Tranche of US$30 million Private Placement to ZCCM Investments Holdings

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") is pleased to announce that it has successfully closed the first of two tranches of its non-brokered US$30 million private placement of Equinox common shares ("**Shares**") to **ZCCM Investments Holdings Plc (LSE: ZCC)** ("**ZCCM**") as announced on March 22, 2006.

Equinox raised gross proceeds of C$17,440,500 (US$15,000,000) from this initial placement of 9,227,777 Shares issued to ZCCM on March 31, 2006 (the "**Initial Subscription Date**").

The subscription price was C$1.89 per Share which equals 1.20 times the volume-weighted average trading price ("**VWAP**") of Shares on the Toronto Stock Exchange ("**TSX**") calculated over the five business day period immediately preceding the Initial Subscription Date. As announced on March 22, 2006, ZCCM will also purchase, no later than June 30, 2006, an additional US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5-day VWAP of Shares on the TSX calculated over the period immediately preceding the date of closing of the second subscription.

The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for expanded Zambian exploration and for general working capital.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

ZCCM is the 86.6% owned subsidiary investment vehicle of Zambia Consolidated Copper Mines Ltd., the national mining company of the Government of the Republic of Zambia. ZCCM holds equity investments in many Zambian mining organizations including Chambishi Metals Plc, Chibuluma Mines Plc, Copperbelt Energy Corporation, Kansanshi Mining Plc, Konkola Copper Mines Plc, Luanshya Copper Mines Plc and Mopani Copper Mines Plc.

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

April 3, 2006

Equinox Closes First Tranche of US$30 million Private Placement to ZCCM Investments Holdings

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX:EQN) ("**Equinox**" or the "**Company**") is pleased to announce that it has successfully closed the first of two tranches of its non-brokered US$30 million private placement of Equinox common shares ("**Shares**") to **ZCCM Investments Holdings Plc (LSE: ZCC)** ("**ZCCM**") as announced on March 22, 2006.

Equinox raised gross proceeds of C$17,440,500 (US$15,000,000) from this initial placement of 9,227,777 Shares issued to ZCCM on March 31, 2006 (the "**Initial Subscription Date**").

The subscription price was C$1.89 per Share which equals 1.20 times the volume-weighted average trading price ("**VWAP**") of Shares on the Toronto Stock Exchange ("**TSX**") calculated over the five business day period immediately preceding the Initial Subscription Date. As announced on March 22, 2006, ZCCM will also purchase, no later than June 30, 2006 an additional US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5-day VWAP of Shares on the TSX calculated over the period immediately preceding the date of closing of the second subscription.

The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for expanded Zambian exploration and for general working capital.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

ZCCM is the 86.6% owned subsidiary investment vehicle of Zambia Consolidated Copper Mines Ltd., the national mining company of the Government of the Republic of Zambia. ZCCM holds equity investments in many Zambian mining organizations including Chambishi Metals Plc, Chibuluma Mines Plc, Copperbelt Energy Corporation, Kansanshi Mining Plc, Konkola Copper Mines Plc, Luanshya Copper Mines Plc and Mopani Copper Mines Plc.

On Behalf of the Board of Directors of Equinox.

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

Form of Proxy (April 7, 2006)

EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

PROXY

This Proxy is solicited by or on behalf of the management of the Corporation for the Annual and Special Meeting of Shareholders to be held on May 10, 2006

The undersigned shareholder of Equinox Minerals Limited (the **"Corporation"**) hereby appoints Mr. Brian Penny, a Director of the Corporation or, failing that person, Mr. David Mosher, a Director of the Corporation, or instead of either of them ____________________ as proxy, with power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the third floor of the National Club located at 303 Bay Street in Toronto, Ontario, Canada on May 10, 2006 at 11:00 a.m. (Toronto/Eastern time) (the **"Meeting"**) and at any adjournment thereof as follows:

Resolution (a) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "A" to the Management Proxy Circular approving the re-election of Bruce Nisbet as a director of the Corporation;

Resolution (b) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "B" to the Management Proxy Circular approving the re-election of David Mosher as a director of the Corporation;

Resolution (c) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "C" to the Management Proxy Circular approving the re-election of Sir Sam Jonah as a director of the Corporation;

Resolution (d) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditors' remuneration;

Resolution (e) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "D" to the Management Proxy Circular approving the Corporation's Chairman's Incentive Plan, as described in the Management Proxy Circular;

Resolution (f) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "E" to the Management Proxy Circular approving options granted to Sir Sam Jonah under the Corporation's Chairman's Incentive Plan, as described in the Management Proxy Circular;

Resolution (g) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "F" to the Management Proxy Circular approving options granted to Craig Williams under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (h) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "G" to the Management Proxy Circular approving options granted to Bruce Nisbet under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (i) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "H" to the Management Proxy Circular approving options granted to Brian Penny under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (j) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "I" to the Management Proxy Circular approving options granted to David Mosher under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (k) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "J" to the Management Proxy Circular approving options granted to Harry Michael under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (l) VOTE FOR ☐ or AGAINST ☐ **(or, if not specified, VOTE FOR)** the resolution substantially in the form of Schedule "K" to the Management Proxy Circular approving the Corporation's Shareholder Rights Plan, as described in the Management Proxy Circular;

and in their discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation no later than May 8, 2006 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED the _____ day of ____________, 2006.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) designated by management of the Corporation to attend and act on the shareholder's behalf at the Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 12005 Stn BRM B, Toronto, Ontario, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394).

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

HIC (April 7, 2006)

EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2006,

MANAGEMENT PROXY CIRCULAR,

FORM OF PROXY

AND

CDI VOTING INSTRUCTION FORM

EQUINOX MINERALS LIMITED

Notice of Annual and Special Meeting of Shareholders
May 10, 2006

Notice is hereby given that the annual and special meeting of the holders of common shares of EQUINOX MINERALS LIMITED (the "**Corporation**") will be held on the 3rd floor of the National Club located at 303 Bay Street in Toronto, Ontario, Canada on May 10, 2006 at 11:00 a.m. (Toronto/Eastern time) for the following purposes:

(a) to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2005 and the auditors' report thereon, a copy of which is enclosed herewith;

(b) to elect directors of the Corporation (the texts of the resolutions are set out in Schedules A through C);

(c) to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider and, if thought advisable, to pass a resolution (the text of which is set out in Schedule D) ratifying the Corporation's Chairman's Incentive Plan;

(e) to consider and, if thought advisable, to pass a series of resolutions (the texts of which are set out in Schedules E through J) approving certain grants of stock options to Craig Williams, Bruce Nisbet, Brian Penny, David Mosher and Harry Michael, each of whom are directors of the Corporation, in accordance with the Corporation's Long Term Incentive Plan and the grant of stock options to Sir Sam Jonah, the Chairman of the Board of Directors of the Corporation, in accordance with the Corporation's Chairman's Incentive Plan;

(f) to consider, and if thought advisable, pass a resolution (the text of which is set out in Schedule K) authorizing the Corporation's Shareholder Rights Plan; and

(g) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Proxy Circular accompanying this Notice of Annual and Special Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 12005, Stn BRM B, Toronto, Ontario, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not

later than May 8, 2006 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Holders of CHESS Depositary Interests ("**CDIs**") are invited to attend the meeting. CDI holders must complete, sign and return the enclosed CDI Voting Instruction Form to Advanced Share Registry Services at 110 Stirling Highway, PO Box 1156, Nedlands, Western Australia 6909 (Fax number + 61 (0) 8 9389 7871) so that each CDI holder may elect to direct CHESS Depositary Nominees Pty Ltd ("**CDN**") to vote the relevant underlying Common Shares on his or her behalf or instruct CDN to appoint such CDI holder or his or her nominee as proxy to vote the Common Shares underlying the CDIs in person at the meeting. In either case, the CDI Voting Instruction Form needs to be received at the address shown on the Form by not later than 11:00 am (Perth/Western time) on May 8, 2006.

DATED the 4th day of April, 2006.

By Order of the Board of Directors

Michael J. Klessens,
Chief Financial Officer and
Company Secretary

EQUINOX MINERALS LIMITED

Management Proxy Circular for the Annual and Special Meeting of Shareholders
May 10, 2006

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of Equinox Minerals Limited (the "Corporation"), of proxies to be used at the Corporation's annual and special meeting of the holders of common shares of the Corporation (the "Common Shares") to be held on the 3rd floor of the National Club located at 303 Bay Street in Toronto, Ontario, Canada on May 10, 2006 at 11:00 am (Toronto/Eastern time) (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by the Corporation's transfer agent, CIBC Mellon Trust Company at nominal cost. The cost of solicitation will be borne by the Corporation.

VOTING SECURITIES

As at March 13, 2006, the Corporation had 339,266,378 Common Shares outstanding, each carrying the right to one vote per share.

Of the 339,266,378 Common Shares outstanding on March 13, 2006, 78,997,921 shares were held by CHESS Depositary Nominees Pty Ltd (**"CDN"**), a wholly-owned subsidiary of the Australian Stock Exchange Limited (the **"ASX"**) on behalf of holders of CHESS Depositary Instruments (**"CDIs"**). CDN has issued CDIs that represent beneficial interests in the Common Shares held by CDN. CDIs are traded on the electronic transfer and settlement system operated by ASX.

All references in this Circular to outstanding Common Shares include the Common Shares held by CDN and all references to holders of Common Shares include CDI holders.

Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

VOTING BY PROXIES

This section headed "Voting by Proxies" only applies to registered holders of Common Shares of the Corporation ("**Shareholders**"). Holders of CDIs should refer to the section of this Circular headed "CDI Holders May Give Direction to CDN".

Appointment of Proxyholder

The person(s) designated by management of the Corporation in the enclosed form of proxy are Mr. Brian Penny or Mr. David Mosher, both independent non-executive directors of the Corporation. **Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder of the**

Corporation) other than the person(s) designated by management of the Corporation in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

In the case of *registered Shareholders*, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 12005 Stn BRM B, Toronto, Ontario, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). In the case of *non-registered shareholders* who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not later than May 8, 2006 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder's attorney, who is authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

CDI HOLDERS MAY GIVE DIRECTIONS TO CDN

Pursuant to Section 10.15 of the By-laws of the Corporation, the Corporation will permit CDI holders to attend the Meeting.

Each CDI holder has the right to:

(a) direct CDN how to vote in respect of their CDIs; or

(b) instruct CDN to appoint the CDI holder or a person nominated by the holder as the holder's proxy for the purposes of attending and voting at the Meeting.

If you are a CDI holder and you wish to direct CDN how to vote in respect of your CDIs or appoint yourself or a nominee as your proxy, you should read, complete, date and sign the accompanying CDI Voting Instruction Form and deposit it with Advanced Share Registry Services, 110 Stirling Hwy, PO Box 1156, Nedlands, Western Australia 6909 not later than 11:00 am (Western/Perth time) on May 8, 2006.

RECORD DATE

The Board of Directors has fixed March 31, 2006 as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Corporation, as at March 31, 2006 no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares (including Common Shares represented by CDIs) of the Corporation.

MATTERS TO BE ACTED UPON AT MEETING

1. Election of Directors

Dr. Bruce W. Nisbet and Mr. David V. Mosher are required to retire at the Meeting under the director rotation provisions of By-law 4.03 of the Corporation's by-laws. Dr. Bruce W. Nisbet and Mr. David V. Mosher, being eligible for re-election, offer themselves for re-election.

Sir Sam Jonah was appointed to the Board of Directors as Chairman on July 5, 2005 by the Board of Directors and is required to retire at the Meeting under By-law 4.06 of the Corporation's by-laws. Sir Sam Jonah, being eligible for re-election, offers himself for re-election.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to all directors of the Corporation, including those proposed to be nominated for election as a director, including the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by

such person or the person's associates or affiliates as at March 31, 2006. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Nominee Name and Place of Residence		Principal Occupation [1]	Director Since [2]	Common Shares
SIR SAM JONAH Santon, South Africa	(3)(4)(5)	President, Anglogold Ashanti Ltd.	July 5, 2005	Nil
DAVID V. MOSHER Oakville, Ontario, Canada	(3)(4)(5)	President and CEO, High River Gold Mines Ltd.	April 16, 2004	Nil
BRUCE W. NISBET Lower Slaughter, England		Technical Director, Equinox	April 16, 2004	3,061,602
Continuing Directors				
CRAIG R. WILLIAMS Perth, Australia		President and CEO, Equinox	January 19, 2004	3,081,603
HARRY MICHAEL Perth, Australia		COO, Equinox	December 21, 2004	9,000
BRIAN W. PENNY Markam, Ontario, Canada	(3)(4)(5)	CFO, Western Goldfields Inc.	December 8, 2004	Nil

(1) Each of the proposed nominees has held the principal occupation shown beside the nominee's name in the table above for the last five years except as follows:

Sir Sam Jonah commenced his employment with Anglogold Ashanti Ltd. as President in June 2004. Prior to this date, Mr. Jonah was Chief Executive Officer of Ashanti Goldfields Co. Ltd. from 1986 to June 2004.

Bruce Nisbet held the position of Technical Director of Equinox Resources Limited prior to the June 18, 2004, the date on which Equinox Resources Limited (**"Equinox Resources"**) became a wholly-owned subsidiary of the Corporation. Bruce Nisbet was appointed to the board of Equinox Resources on June 29, 1993 having co-founded the Company with Craig Williams.

(2) The term of office of each director, other than a director appointed by the Board of Directors as an additional director, expires at the later of the third annual meeting of shareholders of the Corporation or three years following that director's last election or appointment. The term of office of a director appointed by the Board of Directors as an additional director expires at the next annual meeting following his or her appointment. One third of the directors must retire at each annual meeting. Retiring directors are eligible for re-election.

(3) Denotes member of the Audit Committee.

(4) Denotes member of the Compensation Committee.

(5) Denotes member of the Corporate Governance and Nominating Committee.

2. Re-appointment of Auditors

PricewaterhouseCoopers LLP are the current auditors of the Corporation and were first appointed as auditors of the Corporation at the inception of the Corporation on January 19, 2004. At the Meeting, the holders of Common Shares will be requested to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

3. Approval of the Corporation's Chairman's Incentive Plan

On July 5, 2005, the board of directors of Equinox announced the appointment to the Board of Directors of Sir Sam Jonah as Non-Executive Chairman (the "Chairman"). As noted at the time, the Chairman's extensive experience and stature within the mining industry as one of Africa's pre-eminent mining executives are highly valuable to Equinox and the Board as the Corporation moves forward with the development of its principal asset, the Lumwana Copper Project in Zambia. In connection with the appointment of the Chairman, the board of directors adopted a long term incentive plan (the **"Chairman's Incentive Plan"**) primarily intended for providing an appointment and long-term retention incentive to the Chairman, to align the interests of the Chairman and the Corporation, to foster a responsible balance between short term and long term corporate results, and to encourage and reward a strong spirit of performance and entrepreneurship. Since joining Equinox in July 2005 Sir Sam Jonah has had considerable impact on corporate leadership and strategy, having introduced key investors and strengthened the Company's relationship with its lending institutions and the Zambian Government.

The Chairman's Incentive Plan provides that:

(a) the total number of Common Shares which may be reserved for issuance pursuant to options granted under the Chairman's Incentive Plan must not exceed 10% of the outstanding issue of Common Shares;

(b) the total number of Common Shares which may be reserved for issuance pursuant to options granted under all security based compensation arrangements of the Corporation including the Chairman's Incentive Plan must not exceed 10% of the outstanding issue of Common Shares;

(c) the number of Common Shares which may be issued pursuant to options granted under all security based compensation arrangements of the Corporation including the Chairman's Incentive Plan within any one year period must not exceed 10% of the outstanding issue of Common Shares; and

(d) the maximum number of options which may be granted to any one insider, including Sir Sam Jonah, and such insider's associates within a one year period must not exceed 5% of the outstanding issue of Common Shares.

As at March 31, 2006, the total number of Common Shares reserved for issuance in connection with options granted or that may be granted under the Chairman's Incentive Plan was 9,228,565, which Common

Shares represent, in the aggregate, 2.7% of the total number of outstanding Common Shares of the Corporation.

The Chairman's Incentive Plan will be administered by the Corporation, which will have full and final authority with respect to the granting of options thereunder. Options may be granted under the Chairman's Incentive Plan primarily to the Chairman. The exercise price of any options granted under the Chairman's Incentive Plan shall not be less than the average market price per Common Share over the five trading days immediately preceding the date of offer (weighted by reference to volume). Under the Chairman's Incentive Plan, Equinox may provide financial assistance to eligible persons to purchase common shares or pay income taxes upon exercise of options under the Chairman's Incentive Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Company or a trade in its securities. Any financial assistance so provided will be repayable no later than 10 years from the date the relevant option is granted.

The term of any options granted shall be determined by the Corporation at the time of the grant but, subject to earlier termination in the event of termination of employment or in the event of death or disability, the term of any options granted under the Chairman's Incentive Plan shall not exceed ten years. The options granted under the Chairman's Incentive Plan may be exercised at any time from the date of grant until the date of expiry unless otherwise provided by the board of directors at the time of the grant. Options granted under the Chairman's Incentive Plan are not transferable or assignable other than by the prior written consent of the board of directors of the Corporation and subject to the rules of the relevant stock exchange. Subject to certain exceptions described below, in the event that an option holder's employment with Equinox and its subsidiaries is terminated, options granted to such option holder under the Chairman's Incentive Plan expire one year after the date of such termination. In the event of death or disability of an option holder, options granted under the Chairman's Incentive Plan expire one year from the death or disability of the option holder. Upon the retirement of the option holder, his options will expire three years after retirement, provided that if the option holder dies within the first two years of such three year period, the options will expire one year after the death of the option holder. If an option holder is terminated for cause, his options will expire immediately upon such termination.

Equinox's board of directors may at any time terminate or amend the Chairman's Incentive Plan in any respect, provided however that the board may not, without the approval of the shareholders, amend the Chairman's Incentive Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the Common Shares are listed or quoted. No amendment or termination may be made which adversely affects the existing rights of any option holder without the option holder's written consent unless Equinox acquires those rights at an amount equal to the fair market value of such rights verified by an independent valuator.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution in the form of Schedule D hereto, ratifying the Chairman's Incentive Plan.

4. Approval of Options granted under the Long Term Incentive Plan and the Chairman's Incentive Plan

The Corporation has offered to grant stock options to Craig Williams, Bruce Nisbet, Brian Penny, David Mosher and Harry Michael, in accordance with the terms of the Corporation's Long Term Incentive Plan (the **"Long Term Incentive Plan"**) and to Sir Sam Jonah, subject only to receipt of Shareholder approval, in accordance with the terms of the Chairman's Incentive Plan. The principal terms of the options are summarized in the table below.

The options described in the following table were offered to the directors by the Corporation in 2005 subject only to Shareholder approval. The options to be granted under the Long Term Incentive Plan were previously approved by the Toronto Stock Exchange (the **"TSX"**). In addition, the ASX Listing rules require that shareholder approval is required for each specific grant to a particular director of options even in the case where the governing option plan has previously been approved by the Shareholders (as is the case with the Long Term Incentive Plan). The options described in the table below were all offered to be granted, subject to Shareholder approval, with exercise prices at or above the market price of Common Shares as of the dates the relevant offers to grant were made, in accordance with TSX requirements and with the terms of the Long Term Incentive Plan and the Chairman's Incentive Plan.

Directors	Number of Options	Exercise Price	Expiration Date
Sir Sam Jonah	3,000,000	$0.48	July 4, 2015
	1,308,000	$0.85	September 22, 2015
	4,920,565	$0.95	January 9, 2016
Mr Craig Williams	150,000	$0.85	September 22, 2015
	1,000,000	$0.95	January 9, 2016
Dr Bruce Nisbet	150,000	$0.85	September 22, 2015
	1,000,000	$0.95	January 9, 2016
Mr Brian Penny	150,000	$0.85	September 22, 2015
	600,000	$0.95	January 9, 2016
Mr David Mosher	150,000	$0.85	September 22, 2015
	400,000	$0.95	January 9, 2016
Mr Harry Michael	1,000,000	$0.63	December 5, 2014
	150,000	$0.85	September 22, 2015
	1,000,000	$0.95	January 9, 2016

(All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.)

These offered grants of stock options under the Long Term Incentive Plan and the Chairman's Incentive Plan are intended to:

(a) provide appropriate and adequate incentives for the performance of the directors;

(b) ensure that the Corporation may attract and retain the services of the directors with the appropriate experience and expertise.

In accordance with the Corporation's procedures for evaluation of performance of directors, the number of options proposed to be granted to the directors reflects the level of commitment provided or to be provided by each director to the Corporation, taking into account the responsibilities of each director and the time commitments required from each director. The number of options proposed to be granted to the directors also reflects the value the Board of Directors considers that each director brings to the enhancement of the Corporation.

For the options set out in the table above, and in accordance with the Long Term Incentive Plan and the Chairman's Incentive Plan, the exercise prices of the options were determined based on the weighted average market price per share for shares on the TSX during the five trading days immediately preceding the date on which the options were offered to the directors and the expiration dates were determined as 10 years from the date the options were offered to the directors.

Listing Rule Disclosure Requirements of the Australian Stock Exchange

In accordance with ASX Listing Rule 10.15, the following information is provided to shareholders in relation to the resolutions in Schedules E, F, G, H, I and J:

(a) Sir Sam Jonah, Mr Craig Williams, Dr Bruce Nisbet, Mr Brian Penny, Mr David Mosher and Mr Harry Michael are directors of the Corporation.

(b) The maximum number of options that may be granted to Sir Sam Jonah under the resolution in Schedule E is 9,228,565 options, to Mr Craig Williams under the resolution in Schedule F is 1,150,000 options, to Dr Bruce Nisbet under the resolution in Schedule G is 1,150,000 options, to Mr Brian Penny under the resolution in Schedule H is 750,000 options, to Mr David Mosher under the resolution in Schedule I is 550,000 options and to Mr Harry Michael under the resolution in Schedule J is 2,150,000 options.

(c) The options will be granted for no cash consideration and accordingly, no funds will be raised by the grant of options to the Directors. The exercise price of the options is set out in the table above. If all the options proposed to be granted to the Directors are exercised, delivered and paid for, the Corporation will receive CDN$7,226,336.

(d) No persons referred to in ASX Listing Rule 10.14 has received securities under the Long Term Incentive Plan since the last approval.

(e) Directors and full or part-time employees of the Corporation or any of its subsidiaries may participate in the Long Term Incentive Plan and Chairman's Incentive Plan.

(f) It is proposed that the options will be granted within 12 months from the date of the Meeting, but the Corporation reserves its right to issue the options progressively.

(g) The terms and conditions of the options to be granted are summarized in Schedule M.

Although the grant of stock options is not in accordance with the recommendations contained in the ASX's Corporate Governance Council's "*Principles of Good Corporate Governance and Best Practice Recommendations*", the Corporation considers that it is appropriate for the Directors to participate in the Long Term Incentive Plan and Chairman's Incentive Plan given the size of the Corporation.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolutions in Schedules E through J approving the issue of options to the above named directors.

5. Approval of the Corporation's Shareholder Rights Plan

Background

The Corporation and CIBC Mellon Trust Company (the **"Rights Agent"**) entered into an agreement dated as of February 22, 2006 to implement the Shareholder Rights Plan of the Corporation (the **"Rights Plan"**). The Rights Plan creates a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) for each holder of Common Shares or CDIs, other than the person that acquires 20% or more of the outstanding Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the outstanding Common Shares and practically prevents that person from acquiring control of 20% or greater of the outstanding Common Shares unless the rights plan has been withdrawn or the buyer

makes a Permitted Bid (as discussed below). The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation's shareholders. See *"Objectives of the Rights Plan"* below.

Under the terms of the Rights Plan, the continued existence of the Rights Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Rights Plan) on or before the date of the Corporation's 2009 annual meeting. An **"Independent Shareholder"** is generally any holder of Common Shares or CDIs other than an Acquiring Person (as defined in the Rights Plan) and its associates and affiliates. As of the date of this Circular, the Corporation is not aware of any holder of Common Shares or CDIs that would not be considered an Independent Shareholder, and therefore it is anticipated that all holder of Common Shares or CDIs will be eligible to vote on the resolution set forth in Schedule "K" hereto.

Summary of the Rights Plan and Copy of the Agreement

A summary of the key features of the Rights Plan is attached as Schedule "L" hereto. All capitalized terms used in this section of the Circular and Schedule "L" have the meaning set forth in the Rights Plan unless otherwise indicated. All references to shareholders in this description of the Rights Plan include holders of CDIs unless the context otherwise requires. The complete text of the Rights Plan is available on SEDAR at www.sedar.com and is also available to any shareholder on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Corporation by telephone at (416) 865-3393, by facsimile at (416) 865-3394 or by e-mail equinox@equinoxminerals.com.

Objectives of the Rights Plan

In accordance with the Rules of the TSX, the Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally and as of the date of implementation the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Corporation through an acquisition of the outstanding Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid. The Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all shareholders of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The approval of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

In approving the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a) *Time*. Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding

held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative which could enhance shareholder value.

(b) *Pressure to Tender.* A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to remove the uncertainty as to whether a majority of shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism will lessen any undue pressure to tender that may be encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c) *Unequal Treatment.* While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Board of Directors, in approving the Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule "L" hereto, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the outstanding Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the *Canada Business Corporations Act* and securities laws to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring

Person" and "Beneficial Ownership" have been developed to minimize concerns that the plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

In summary, the Board of Directors believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

Canadian Federal Income Tax Consequences

The Corporation considers that the Rights, when issued, will have negligible monetary value and therefore shareholders resident or deemed to be resident in Canada will not be required to include any amount in income under the *Income Tax Act* (Canada) (the **"Tax Act"**) as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost. Such holders may be required to include an amount in income or realize a capital gain in the event that the Rights are exercised or otherwise disposed of.

On the basis that the Rights, when issued, will have negligible monetary value, the issuance of Rights to a shareholder that is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, should not be subject to non-resident withholding tax under the Tax Act. The exercise or disposition of such Rights by such holders may have income or withholding tax consequences under the Tax Act.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, deferred profit savings plans and registered education savings plans (collectively, **"Registered Plans"**), provided that the Common Shares are at all relevant times for purposes of the Tax Act qualified investments for such plans and provided that at all relevant times, each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the particular Registered Plan or under the registered education savings plan deals with the Corporation at arm's length within the meaning of the Tax Act.

The issuance of the Rights will not affect the eligibility of the Common Shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Vote Required

Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan has been conditionally approved by the TSX, subject to shareholder approval. The Rights Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the meeting. If the Rights Plan Resolution is passed at the

Meeting, then the Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will not become effective.

Recommendation of the Board of Directors

The Board of Directors has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board of Directors unanimously recommends a vote "for" the adoption of the Rights Plan. Effective February 21, 2006, the Board of Directors resolved to adopt the Rights Plan, subject to regulatory approval and approval by the Independent Shareholders at the Meeting.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution in the form of Schedule K authorizing the Rights Plan.

The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. References to A$ are to Australian dollars.

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during the twelve months ended December 31, 2005, the eighteen months ended December 31, 2004 and the twelve months ended June 30, 2003 by the Corporation's Chief Executive Officer, Chief Financial Officer and the Corporation's other three most highly compensated executive officers (collectively, the **"Named Executive Officers"** or **"NEO"**).

Summary Compensation Table

NEO Name and Principal Position	Financial Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary (A$)	Bonus (A$)	Other Annual Compensation (A$)	Common Shares Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions (A$)	Long Term Incentive Plan Payouts (A$)	(A$)
Craig Williams President & Chief Executive Officer	2005 (12 mths)	276,622	—	21,543	150,000[2]	—	—	26,835
	2004 (18 mths)	342,803	—	46,955	1,400,000	—	—	38,146
	2003 (12 mths)	215,745	—	36,028	—	—	—	22,660
Michael Klessens Vice President – Finance & CFO	2005 (12 mths)	174,755	—	31,667	100,000	—	—	18,578
	2004 (18 mths)	221,876	—	11,121	700,000	—	—	22,006
	2003 (12 mths)	127,637	—	—	—	—	—	11,487
Bruce Nisbet Vice President - Exploration	2005 (12 mths)	244,830	—	22,326	150,000[2]	—	—	24,044
	2004 (18 mths)	346,671	—	33,922	1,400,000	—	—	50,600
	2003 (12 mths)	228,958	—	22,816	—	—	—	22,660
Robert Rigo Vice President – Project Development	2005 (12 mths)	186,294	—	66,000	100,000	—	—	22,706
	2004 (18 mths)	230,216	—	30,645	700,000	—	—	36,804
	2003 (12 mths)	152,184	—	17,622	—	—	—	13,697
Harry Michael Vice President – Operations & COO	2005 (12 mths)	275,229	—	—	150,000[2]	—	—	24,771
	2004 (18 mths)[1]	19,933	—	—	1,000,000	—	—	1,794
	2003 (12 mths)	—	—	—	—	—	—	—

Notes:

(1) Harry Michael commenced employment with the Corporation as Chief Operating Officer on November 26, 2004.

(2) Options issued to directors in 2005 are subject to shareholder approval pursuant to the resolutions set out in Schedules "E" through "J".

Option Grants During the Most Recently Completed Financial Year

The following table sets out information concerning offers to grant options to purchase or acquire Common Shares made during the financial year ended December 31, 2005 to the Named Executive Officers. In accordance with ASX requirements, these individual offers were made subject to Shareholder approval. In each case, the relevant exercise price was at or above the market price of the Common Shares as at the time the relevant offer of options was made.

NEO Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Craig Williams **President & Chief Executive Officer**	**150,000**	**2%**	**$0.85**	**$0.85**	**September 22, 2015**
Michael Klessens **Vice President – Finance & CFO**	**100,000**	**1%**	**$0.85**	**$0.85**	**September 22, 2015**
Bruce Nisbet **Vice President - Exploration**	**150,000**	**2%**	**$0.85**	**$0.85**	**September 22, 2015**
Robert Rigo **Vice President – Project Development**	**100,000**	**1%**	**$0.85**	**$0.85**	**September 22, 2015**
Harry Michael **Vice President – Operations & COO**	**150,000**	**2%**	**$0.85**	**$0.85**	**September 22, 2015**

The options offered to be granted to the Named Executive Officers vest in three equal instalments over a period of two years, one third immediately on granting, another third 12 months after the date of grant and the final third 24 months from the date of grant. All options which have been offered or granted to NEOs have been offered or granted under the Long Term Incentive Plan which is described below.

Summary of the Long Term Incentive Plan

On May 20, 2004, the Corporation's Long Term Incentive Plan obtained Board of Director and shareholder approval, in compliance with the rules and policies of the TSX. No further approval of this Long Term Incentive Plan is required and the following description is included for information purposes.

As at March 31, 2006, the total number of Common Shares reserved for issuance in connection with options granted or that may be granted under the Long Term Incentive Plan was 29,395,565, which Common Shares represent, in the aggregate, 8.7% of the total number of outstanding Common Shares of the Corporation. Of the 29,395,565 outstanding unexercised options, options to purchase 19,474,232 Common Shares were fully vested with the remaining unvested.

The Long Term Incentive Plan provides that:

(a) the total number of Common Shares which may be reserved for issuance pursuant to options granted under the Long Term Incentive Plan must not exceed 10% of the outstanding issue of such Common Shares;

(b) the total number of Common Shares which may be reserved for issuance pursuant to options granted to insiders under all security based compensation arrangements of the Corporation

including the Long Term Incentive Plan must not exceed 10% of the outstanding issue of such Common Shares;

(c) the number of Common Shares which may be issued pursuant to options granted under all security based compensation arrangements of the Corporation including the Long Term Incentive Plan within any one year period must not exceed 10% of the outstanding issue of such Common Shares; and

(d) the maximum number of options which may be granted to any one insider and such insider's associates within a one year period must not exceed 5% of the outstanding issue of Common Shares.

The Long Term Incentive Plan is administered by the Compensation Committee, which has full and final authority with respect to the granting of options thereunder. Options may be granted under the Long Term Incentive Plan to such directors, officers or employees of the Corporation and its subsidiaries as the Compensation Committee may from time to time designate. The exercise price of any options granted under the Long Term Incentive Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant (weighted by reference to volume) for Common Shares sold through the TSX. Under the Long Term Incentive Plan, the Corporation may provide financial assistance to eligible persons to purchase Common Shares or pay incomes taxes, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the options to which the financial assistance applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but, subject to earlier termination in the event of termination of employment or in the event of death or disability, the term of any options granted under the Long Term Incentive Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Long Term Incentive Plan may be subject to vesting provisions. Unless otherwise determined by the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final third after 24 months from the date of grant. Options granted under the Long Term Incentive Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of the Corporation and subject to the rules of the relevant stock exchange. Subject to certain exceptions, in the event that an option holder ceases to provide services to the Corporation, options granted to such option holder under the Long Term Incentive Plan will expire 30 days later. In the event of death or disability of an option holder, options granted under the Long Term Incentive Plan expire one year from the death or disability of the option holder. Upon the retirement of the option holder, his options will expire three years after his retirement.

The Corporation's Board of Directors may at any time terminate or amend the Long Term Incentive Plan in any respect, provided however, that the Board of Directors may not, without the approval of the shareholders, amend the Long Term Incentive Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the Common Shares are listed or quoted. No amendment or termination may be made which adversely effects the existing rights of any option holder without the option holder's written consent unless the Corporation acquires those rights at an amount equal to the fair market value of such rights verified by an independent valuator.

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended December 31, 2005 and the value of unexercised options held by the Named Executive Officers as at December 31, 2005.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at December 31, 2005		Value of Unexercised in-the-Money Options at December 31, 2005	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Craig Williams President & Chief Executive Officer	—	—	983,333	566,667	933,333	466,667
Michael Klessens Vice President – Finance & CFO	—	—	500,000	300,000	466,667	233,333
Bruce Nisbet Vice President - Exploration	—	—	983,333	566,667	933,333	466,667
Robert Rigo Vice President – Project Development	—	—	500,000	300,000	466,667	233,333
Harry Michael Vice President – Operations & COO	—	—	716,667	433,333	666,667	333,333

Termination of Employment, Change in Responsibilities and Employment Contracts

Each Named Executive Officer has entered into a written employment agreement with the Corporation effective January 17, 2005, pursuant to which they are entitled to annual remuneration as set out in the table below, and compensation for the termination of their employment in certain circumstances. Each agreement provides that the Corporation may terminate the NEO by giving a notice period or by paying an amount equivalent to the portion of such NEO's annual remuneration that would be payable during such notice period. The agreement also provides for compensation where employment is terminated by the Corporation for redundancy or where employment is terminated for a material change, such as a material diminution in the responsibilities assigned to the NEO. Each NEO is also entitled to receive a bonus payment from time to time. The payment, amount and frequency of the bonus is entirely at the discretion of the Corporation. The following table sets out for each NEO their annual remuneration, termination notice period and associated compensations for each of the circumstances discussed above:

NEO Name	Annual Remuneration (A$)	Termination Notice Period (months)	Termination Compensation In Lieu of Notice Period	Termination Compensation for Redundancy	Termination Compensation for Material Change (1)
Craig Williams President & Chief Executive Officer	344,500	24	24 mths Remuneration	Notice Period + 6 mths Remuneration	30 mths Remuneration
Michael Klessens Vice President – Finance & CFO	238,500	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration
Bruce Nisbet Vice President - Exploration	308,672	24	24 mths Remuneration	Notice Period + 6 mths Remuneration	30 mths Remuneration
Robert Rigo Vice President – Project Development	291,391	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration

NEO Name	Annual Remuneration (A$)	Termination Notice Period (months)	Termination Compensation In Lieu of Notice Period	Termination Compensation for Redundancy	Termination Compensation for Material Change (1)
Harry Michael Vice President – Operations & COO	316,514	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration

(1) No notice period applies to termination for a material change.

Report on Executive Compensation

Executive Compensation Policy

The objective of the Corporation's Executive Compensation Policy is to provide a competitive level of compensation and to reward individual performance.

Base Salaries

The salaries of the senior executive officers are reviewed annually by the Compensation Committee to ensure they are competitive with salaries paid to senior executive officers of similar companies and reflect the contribution expected from each officer, based on individual performance and teamwork.

Long-term Incentive (Stock Options)

The Compensation Committee makes recommendations to the Board concerning the Long Term Incentive Plan and the Chairman's Incentive Plan to encourage ownership in the Corporation, to align interests of management with those of shareholders and to link compensation to the Corporation's longer-term strategic plans and financial results.

Composition of Committee

During the financial year ended December 31, 2005, the Compensation Committee was composed of the following persons all of whom are independent directors:

Sam Jonah (Chair)
David Mosher
Brian Penny

Performance Graph

The following graph compares the yearly change in the cumulative shareholder return on the Corporation's Common Shares with the cumulative total return of both the S&P/TSX Composite Index and the ASX All Ordinaries Index for the past five years, assuming $100 was invested on December 31, 2000. No dividends have been declared on the Common Shares. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Cumulative Total Shareholder Return
December 31, 2000 through December 31, 2005


Equinox Minerals Limited
S&P/TSX Composite Index
ASX All Ordinaries Index
Cumulative Return $
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005

	Dec-2000	Dec-2001	Dec-2002	Dec-2003	Dec-2004	Dec-2-005
Equinox Minerals Limited[(1)]	100.00	114.29	114.29	485.71	306.38	434.04
S&P/TSX Composite Index	100.00	87.43	76.55	97.01	111.06	137.85
ASX All Ordinaries Index	100.00	106.51	94.32	104.79	128.48	149.26

Note:
(1) Comparison figures for the period prior to Equinox Minerals Limited shares being listed on the TSX (July 1, 2004) are those of Equinox Resources which were previously listed on the ASX.

Compensation of Directors

During the financial year ended December 31, 2005, directors of the Corporation who were not officers or employees of the Corporation were entitled to be paid an annual fee of $35,000 if no chairing responsibilities, $40,000 if chairing the Audit Committee and $75,000 if chairing the Board. Directors are also eligible to participate in the Long Term Incentive Plan and are entitled to be reimbursed for expenses incurred by them in their capacity as directors. Directors who are also officers or employees of the Corporation received no additional compensation as a result of their serving as directors of the Corporation.

Indebtedness of Directors and Executive Officers

No Director or executive officer of the Corporation or any associate or affiliate of any such Director or executive officer is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial period or during the period from January 1, 2006 through March 31, 2006.

Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $15 million, subject to a A$150,000 deductible for all indemnifiable claims, claims in the USA and Canada or A$50,000 for claims payable elsewhere. The premium paid by the Corporation for this coverage was A$170,000.

EQUITY COMPENSATION PLANS

The following table summarizes relevant information as of December 31, 2005 (unless otherwise noted) with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options (b)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding Common Shares reflected in Column (a)) (c)
Equity of compensation plan approved by security holders	10,612,000	$0.70	16,041,325[(1)]
Equity compensation plans not approved by security holders	5,058,000	$0.63	0
Total	15,670,000	$0.67	16,041,325[(1)]

Note:
(1) As at March 31, 2006 , the number of Common Shares of the Corporation to be issued upon the exercise of outstanding options granted pursuant to compensation plans, some of which are subject to shareholder approval as detailed in this document, is 29,395,565, representing 8.7% of the total issued and outstanding Common Shares of the Corporation. As at March 31, 2006, the number of Common Shares of the Corporation remaining available for issuance under compensation plans is 4,532,072, representing 1.3% of the issued and outstanding Common Shares of the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Management Proxy Circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation, nor any associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During the past year, the Corporation's corporate governance disclosure obligations have changed due to the introduction by the Canadian Securities Administrators of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (**"NI 58-101"**) and National Policy 58-201 – *Corporate Governance Guidelines* (**"NP 58-201"**), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the TSX. Concurrently, amendments were made to Multilateral Instrument 52-110 – *Audit Committees* (**"MI 52-110"**). NP 58-201 sets out a series of guidelines for effective corporate governance (the **"Guidelines"**), which address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their

committees and the effectiveness and education of board members. NI 58-201 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines. Unless otherwise noted, the Corporation complies with all aspects of the ASX Corporate Governance Council's "*Principles of Good Corporate Governance and Best Practice Recommendations*" (the **"ASX Governance Principles"**).

The Board of Directors

NI 58-201 defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgement. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

The Board is currently comprised of six members, three of whom are "independent directors" within the meaning of NI 58-201. The 3 independent directors are Sir Sam Jonah, David Mosher and Brian Penny. Craig Williams, Bruce Nisbet and Harry Michael have material relationships with the Corporation by virtue of their respective management positions and therefore are not independent.

Board of Directors' Independence

Sir Sam Jonah is the Chairman of the Board of Directors and has the responsibility of ensuring the Board of Directors discharges its responsibilities. The Board of Directors considers that this appointment is appropriate and beneficial to the Board of Directors, due to Sir Sam Jonah's extensive knowledge of the Corporation's business and affairs. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation within defined cost limits beyond which the Chairman's consent is required.

At least annually, the Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, determines the independence of each director based on the definition of independence contained in NI 58-101 and the independence of each Audit Committee member based on the definition of independence in MI 52-110. It is an objective that at least one-half of the directors be independent as determined in accordance with NI 58-101, and if at any time less than one-half of the directors are independent, the Board will consider possible steps and processes to facilitate its exercise of independent judgement in carrying out its responsibilities.

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

(a) *Strategic Planning:* The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.

(b) *Risk Assessment:* The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.

(c) *Succession Planning:* The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.

(d) *Communications:* The Board of Directors oversees the Corporation's public communications with shareholders and others interested in the Corporation.

(e) *Internal Controls:* The Board of Directors and the Audit Committee oversee the Corporation's financial and non-financial internal control and management information systems.

(f) *Disclosure:* The Board of Directors periodically reviews management's compliance with the Corporation's disclosure policies and procedures and shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

In addition to its general oversight responsibilities and those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board of Directors and the Chief Executive Officer, including defining the limits to management's responsibilities. The Board of Directors also approves the corporate objectives which the Chief Executive Officer is responsible for meeting.

It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

The Board of Directors periodically reviews the adequacy of the Board's mandate and the charters of its committees.

The directors listed below currently serve as directors on the boards of directors of other public companies. Sir Sam Jonah sits on the boards of Anglogold Ashanti Limited, Anglo Platinum Corporation Limited, Transnet Limited, Equator Exploration Limited, MotoGold Mines Limited, Titanium Resources Group Limited, Bayport Holdings Limited, Standard Bank of South Africa Limited, Mittal Steel Company N.V. and UraMin Inc.. Bruce Nisbet sits on the board of Alturas Minerals Corp.. Harry Michael sits on the board of Red Back Mining Inc.. Brian Penny sits on the board of Alamos Gold Inc. and Baffinland Iron Mines Corporation. David Mosher sits on the boards of High River Gold Mines Limited, Intrepid Minerals Corporation, Pelangio Mines Inc. and Roscan Minerals Corporation.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. In accordance with the Guidelines these committees are composed entirely of independent directors.

The Board of Directors has approved charters for each Board committee described below. Each charter shall be reviewed periodically, and, based on recommendations of the relevant committee and the Chairman of the Board, be approved by the Board. The Board has delegated for approval or review the matters set out in each Board committee's charter and may further delegate matters to such committees from time to time. As required, the Board shall consider for approval the specific matters delegated for review to Board committees. To facilitate communication between the Board and its committees, each committee Chair is required to provide a report to the Board on material matters considered by the committee at the next Board meeting after each meeting of the committee.

Audit Committee

The Audit Committee has been structured to comply with the requirements of MI 52-110. The Audit Committee is comprised of Brian Penny (Chairman), Sir Sam Jonah and David Mosher, each of whom is an independent director under MI 52-110. For details on the qualifications of the Audit Committee members please refer to "Board of Directors – Audit Committee" in the AIF. The responsibilities of the Audit Committee are set out in the Corporation's Audit Committee Charter which is described in the Corporation's Annual Information Form dated March 31, 2006 (the "**AIF**") in the section entitled "Directors and Officers – Audit Committee". The AIF is available on SEDAR at www.sedar.com.

The main responsibilities of the Audit Committee are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor (please refer to "Board Of Directors – Audit Fees, – Tax Fees and – All Other Fees" in the AIF for details on the fees paid to the auditors from December 31, 2004 to December 31, 2005);

- oversee the work of the external auditor;

- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;

- review and report to the Board of Directors on annual and quarterly financial reports and all other financial information;

- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;

- assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;

- liaise with the external auditor and ensure that the annual, semi-annual and quarterly reviews are conducted in an efficient manner;

- be involved in the appointment of senior financial executives;

- annually review the Corporation's insurance coverage and any off-balance sheet transactions;

- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;

- maintain procedures for the confidential, anonymous submission by employees of the Corporation and its affiliates of any concerns regarding any questionable accounting or auditing matters;

- review and pre-approve the terms of the annual audit engagement;

- review the relationship and performance of the external auditor on an annual basis; and

- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Compensation Committee

The Compensation Committee is comprised of Sir Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an independent director. The responsibilities, powers and operation of the Compensation Committee are set out in the committee's charter.

As described in its charter, the Compensation Committee's role is to oversee and provide support to the Board concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy and the awards of stock options. Where possible the committee will verify the appropriateness of existing remuneration levels using external sources for comparison. All director and executive appointments and remuneration matters are decided by the full Board of Directors, in accordance with the Corporation's constitution, after considering recommendations of the Compensation Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

To assist in achieving this objective, the Compensation Committee compares the nature and amount of the directors' and executives' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation.

All executives and senior employees of the Corporation are eligible to participate in the Corporation's option plans. Although the particpation of non-executive directors is not in accordance with the guidelines contained in the ASX Governance Principles, the Corporation considers such participation appropriate given the size of the Corporation.

The Compensation Committee obtains executive compensation data from third party providers of compensation data in its sector. During 2005, ER*assist*, a human resources consulting company based in Perth, Western Australia, was retained to provide advice regarding the compensation of the Corporation's executive directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Sir Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an independent director. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are set out in the committee's charter.

As described in its charter, the Corporate Governance and Nominating Committee is responsible for developing the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is mandated to adopt a strategic planning process, to identify the principal risks of the Corporation's business and to ensure the implementation of appropriate systems to manage these risks. The Corporate Governance and Nominating Committee is also responsible for identifying and assessing areas of significant operational risk, and for ensuring that there are sufficient policies and procedures in place

to manage these risks. Areas of risk are regularly considered at Board of Director meetings and reviewed in the monthly reports including risks related to performance and funding of exploration and development activities, budget control and asset protection, status of mineral tenements, sovereign risk and native title considerations, IT security and continuous disclosure obligations. The Corporate Governance and Nominating Committee's mandate also includes the development and implementation of corporate communications policies.

The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Corporation, including appointing, training and monitoring senior management to ensure that the Corporation's Board and management have appropriate skill and experience. The functions of the Corporate Governance and Nominating Committee also include administration of the Board of Directors' relationship with the management of the Corporation, monitoring the quality and effectiveness of the Corporation's corporate governance system and ensuring the effectiveness and integrity of communication and reporting to shareholders and the public generally.

This committee is also responsible for assessing the performance of existing directors and proposing new nominees to the Board. New nominees must have a track record in general business management or special expertise in a strategic interest to the company and the ability to devote the time required. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. The Chief Executive Officer and other members of senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

Other Policies and Procedures of the Board of Directors

The Board of Directors has also established the following policies and procedures:

Environmental and Safety

The Board of Directors is responsible for establishing and assessing the environmental and safety policies of the Corporation. In this regard the Board of Directors is responsible for overseeing compliance with applicable environmental and safety laws and guidelines and development and implementation of all corporate policies in respect of environmental and safety issues. The Corporation's objective is to exceed the regulatory standards for management of the environments in which it operates. To achieve this objective, the Corporation:

- monitors its compliance with all relevant legislation;
- recognizes environmental policy as a corporate priority;
- continually reviews all operational activities to ensure compliance;
- actively works with government and relevant authorities where possible to develop effective, efficient and equitable measures to minimize the environmental effect of the Corporation's activities;
- encourages contractors and suppliers to embrace and comply with the Corporation's environmental policy; and
- provides an organizational framework to enable employees to understand and meet their environmental responsibilities.

Code of Conduct

The Board of Directors has adopted and has agreed to be bound by a Code of Conduct which requires each director of the Corporation: The Code has been filed and is accessible on **www.sedar.com.**

- to act honestly, in good faith and in the best interests of the Corporation;
- to use due care and diligence in fulfilling their functions of office;
- to use their powers of office for proper purposes;
- to recognise that their primary responsibility is to the Corporation's shareholders as a whole having regard (where appropriate) to the interests of the Corporation's other stakeholders;
- to not make improper use of information they acquire as a director;
- to not take improper advantage of their position as a director;
- to not allow personal interests to conflict with the interests of the Corporation;
- to be independent in judgement and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board;
- to protect the Corporation's confidential information; to not engage in conduct likely to bring discredit upon the Corporation; and
- to comply with the spirit, as well as the letter, of the law and the principles of the Code of Conduct.

In addition all employees are expected to act in accordance with the highest professional and ethical standards in their dealings with other parties, including joint venture parties, landholders, government departments and suppliers of goods and services.

The purchase and sale of securities by directors and employees is generally only permitted during the thirty day period following the release of any significant developments in the company, including half yearly and annual information/financial statements and the Annual General Meeting. Any transactions undertaken must be notified to the Company Secretary in advance. Trading outside the thirty day period is required to be approved by the Chief Executive Officer or Company Secretary.

Size and Compensation of the Board of Directors

As noted above, the Board of Directors consists of six members. The Board of Directors considers that its current size is appropriate for effective decision making. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Meetings

The Board of Directors generally has at least eight regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The rules and regulations relating to the calling and holding of and proceedings at meetings of the Board are those established by the Canada Business Corporations Act (the "**CBCA**") and the by-laws and resolutions of the Corporation.

The Corporate Secretary, his or her designee or any other person the Board requests, acts as secretary at Board meetings. Minutes of Board meetings are recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

The independent directors of the Corporation did not hold any formal scheduled meetings at which management was not present during 2005.

Directors are expected to attend regularly scheduled Board meetings and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. Since January 1, 2005, the Corporation has held 12 directors' meetings. All directors attended all meetings except Geoff Reynolds and Brian Penny who missed one meeting each, Sir Sam Jonah and Bruce Nisbet missed two meetings each and Harry Michael missed three meetings.

An external auditor of the Company attends the annual meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Independent Advisors

The Board of Directors has the authority to engage and terminate such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Shareholder Feedback

Inquiries from shareholders are referred initially to Kevin van Niekerk or Michael Klessens, who are responsible for shareholder communications. The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and by responding to specific inquiries.

APPLICATION OF CANADIAN CORPORATE AND SECURITIES LAWS

The following description of Canadian laws applicable to the Corporation and its Shareholders is included herein to satisfy requirements of the ASX and is not required from a TSX or Canadian securities law disclosure standpoint.

Place of Incorporation

The Corporation is a company incorporated in Canada under the CBCA. The registered office of the Corporation is situated in the city of Toronto in the Province of Ontario.

Chapters 6, 6A, 6B and 6C of the Australian Corporations Act

The Corporation is not subject to Chapters 6, 6A, 6B and 6C of the Australian *Corporations Act 2001.*

Summary of Canadian Legal Requirements Respecting the Acquisition of Securities of Equinox

Applicable Canadian laws, like their Australian equivalent, are very technical. Accordingly, Shareholders should consult their own Canadian legal advisors with respect to these matters rather than relying upon this general summary.

In general, subject to compliance with applicable Canadian securities laws, a holder of shares in the capital of a corporation incorporated under the CBCA is entitled to transfer his, her or its shares to anyone else upon compliance with the provisions of the CBCA and the articles and by-laws of the corporation. Where a corporation is offering its shares to the public, the articles of the corporation may not include restrictions on the transfer of shares.

Canadian securities laws impose certain limitations on the acquisition of securities. The issuance to the public and trading of securities in Canada is regulated at the provincial/territorial level by securities legislation administered by the relevant provincial or territorial securities commission.

Take-over bids are regulated primarily by provincial and territorial securities legislation and, to a limited extent, the corporate statutes under which the target company is incorporated. Under provincial or territorial securities regulations, an offer to acquire shares of an issuer by a "control person" of that issuer may constitute a take-over bid. Under the *Securities Act* (Ontario), a "control person" is generally defined as any person, company or combination of persons or companies whose holdings represent a sufficient number of securities of the issuer to materially affect the control of that issuer. A holding of more than 20%, in the absence of evidence to the contrary, is deemed to materially affect control of the issuer. Any offer to acquire voting or equity securities where such securities together with the offeror's securities represent an aggregate of 20% or more of the outstanding securities of that class will constitute a take-over bid.

Unless an exemption from formal take-over bid requirements under applicable securities legislation can be obtained, persons or companies seeking to make a take-over bid must comply with detailed rules governing bids prescribed by applicable provincial or territorial securities laws. For example, under the *Securities Act* (Ontario), exempt bids include bids made over the facilities of the TSX and a bid for not more than 5% of the outstanding securities of a class of securities, so long as the aggregate number of securities of that class acquired by the offeror in the previous twelve months is not greater than 5% of the class and the bid is for a price not in excess of the market price for those securities.

Reporting by Substantial Shareholders and Insiders

Under the insider reporting and trading rules of applicable Canadian securities legislation, reporting obligations and trading restrictions are placed on substantial shareholders. "Insiders" generally include any person or company who beneficially owns, directly or indirectly, voting securities or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities.

Shareholders who become insiders must file an "Insider Profile" in the prescribed form under National Instrument 55-102 - System for Electronic Disclosure by Insiders ("**SEDI**"). A further insider report must be filed within 10 days of any change in the ownership or control or direction over securities of the Corporation of that insider. Insider reports must be filed electronically on www.sedi.ca.

ADDITIONAL INFORMATION

The Corporation shall provide to any shareholder, upon written request to the Corporate Secretary, at the Corporation's registered office located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7, a copy of the audited comparative consolidated financial statements of the Corporation for its most recently completed financial year, together with management's discussion and analysis of such financial results and the auditor's report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year.

Financial information for the Corporation's most recently completed financial year, being the year ended December 31, 2005, is provided in the Corporation's financial statements for the year and management's discussion and analysis of such financial results.

These documents along with additional information relating to the Corporation are also available through the Corporation's website at www.equinoxminerals.com or through the website maintained by the Canadian securities regulators at www.sedar.com.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation who wish to submit a proposal for consideration at the meeting, must submit their proposal to the Corporation by December 31, 2006.

* * * * * *

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the board of directors of the Corporation.

Dated as of April 4th, 2006.

"Michael J. Klessens"
Michael J. Klessens
Vice President Finance, Chief Financial Officer and
Company Secretary

**RESOLUTION OF THE SHAREHOLDERS
OF EQUINOX MINERALS LIMITED**

SCHEDULE "A"

ELECTION OF BRUCE NISBET AS A DIRECTOR

BE IT RESOLVED THAT:

1. Bruce Nisbet, who retires by rotation in accordance with the Corporation's by-laws and being eligible, offers himself for re-election, be re-elected as a director.

SCHEDULE "B"

ELECTION OF DAVID MOSHER AS A DIRECTOR

BE IT RESOLVED THAT:

1. David Mosher, who retires by rotation in accordance with the Corporation's by-laws and being eligible, offers himself for re-election, be re-elected as a director.

SCHEDULE "C"

ELECTION OF SIR SAM JONAH AS A DIRECTOR

BE IT RESOLVED THAT:

1. Sir Sam Jonah, who retires in accordance with the Corporation's by-laws and being eligible, offers himself for re-election, be re-elected as a director.

RESOLUTION OF THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

SCHEDULE "D"

APPROVAL OF CHAIRMAN'S INCENTIVE PLAN

BE IT RESOLVED THAT:

1. The Chairman's Incentive Plan of Equinox Minerals Limited (the "Corporation") is hereby approved.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "E"

APPROVAL OF OPTIONS GRANTED TO SIR SAM JONAH

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 3,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of a price of CDN$0.48 on or before July 4, 2015), 1,308,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of a price of CDN$0.85 on or before September 22, 2015) and 4,920,565 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of a price of CDN$0.95 on or before January 9, 2016) to Sir Sam Jonah in accordance with the Chairman's Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 9,228,565 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on the resolutions in Schedules "D" or "E" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION OF THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

SCHEDULE "F"

APPROVAL OF OPTIONS GRANTED TO CRAIG WILLIAMS

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 150,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.85 on or before September 22, 2015) and 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.95 on or before January 9, 2016) to Craig Williams in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 1,150,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "G"

APPROVAL OF OPTIONS GRANTED TO BRUCE NISBET

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 150,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.85 on or before September 22, 2015) and 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.95 on or before January 9, 2016) to Bruce Nisbet in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 1,150,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

> The Corporation will disregard any votes cast on the resolutions in Schedules "F" or "G" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION OF THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

SCHEDULE "H"

APPROVAL OF OPTIONS GRANTED TO BRIAN PENNY

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 150,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.85 on or before September 22, 2015) and 600,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.95 on or before January 9, 2016) to Brian Penny in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 750,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "I"

APPROVAL OF OPTIONS GRANTED TO DAVID MOSHER

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 150,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.85 on or before September 22, 2015) and 400,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.95 on or before January 9, 2016) to David Mosher in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 550,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on the resolutions in Schedules "H" or "I" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION OF THE SHAREHOLDERS
OF EQUINOX MINERALS LIMITED

SCHEDULE "J"

APPROVAL OF OPTIONS GRANTED TO HARRY MICHAEL

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "Corporation") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.63 on or before December 5, 2014), 150,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.85 on or before September 22, 2015) and 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of CDN$0.95 on or before January 9, 2016) to Harry Michael in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated March 31, 2006 and to allot and issue 2,150,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on these resolutions by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

SCHEDULE "K"

APPROVAL OF SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1. The Shareholder Rights Plan established pursuant to the Shareholder Rights Plan Agreement dated as of February 22, 2006 between Equinox Minerals Limited (the "Corporation") and CIBC Mellon Trust Company, as rights agent, is hereby approved.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "L"

SUMMARY OF SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the Rights Plan. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on request from the Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.

(a) Issuance of Rights

The Board has authorized, subject to regulatory approvals, the issue on February 22, 2006 of one Right in respect of each Common Share outstanding at the close of business on February 22, 2006, the date of implementation of the Rights Plan. The Board will also authorize the issue of one Right for each Common Share issued after such date and prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the **"Exercise Price"**). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors may establish procedures for the issuance to a Canadian resident Fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b) Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (**"Rights Certificates"**) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (**"Convertible Securities"**) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c) Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the **"Stock Acquisition Date"**, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Rights Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid. In each case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d) **Acquiring Person**

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of Permitted Bid Acquisition, Exempt Acquisition, Convertible Security Acquisition and Pro Rata Acquisition are set out in the Rights Plan. However, in general:

(i) a **"Permitted Bid Acquisition"** means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) an **"Exempt Acquisition"** means an acquisition of Common Shares in respect of which the Board of Directors has waived the application of the Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid made by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(iii) a **"Convertible Security Acquisition"** means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv) a **"Pro Rata Acquisition"** means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, a Person in its capacity as an Investment Manager, Trust Corporation, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such Person is not making or proposing to make a Take-over Bid), and a Person (a **"Grandfathered Person"**) who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Common Shares or (2) become the Beneficial Owner of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(e) **Beneficial Ownership**

General

In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a **"Joint Actor"**). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of **"Beneficial Ownership"** contains several exclusions whereby a Person is not considered to **"Beneficially Own"** a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (**"Investment Manager"**) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a **"Client"**) including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws); (ii) a licensed trust company (**"Trust Corporation"**) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an **"Estate Account"**) or in relation to other accounts (each an **"Other Account"**) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a **"Plan Trustee"**) of one or more pension funds or plans (a **"Plan"**) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the **"Statutory Body"**), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (vi) a manager or trustee (**"Manager"**) of a mutual fund (**"Mutual Fund"**) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Corporation, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to Beneficially Own a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Corporation, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Corporation or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Corporation or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

Under the Rights Plan, a Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up

Agreement to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares or CDIs (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender, or cause to be deposited or tendered, Common Shares to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Common Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2½% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another Take-Over Bid or support another transaction.

(f) **Flip-in Event**

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation for the Exercise Price, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is CDN$7.50 and the Market Price of the Common Shares is CDN$2.50, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of CDN$15 (that is, six Common Shares) for CDN$7.50 (that is, at a 50% discount from the Market Price).

(g) **Permitted Bid and Competing Permitted Bid**

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii) the Take-over Bid contains irrevocable and unqualified conditions that:

A. no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B. unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C. more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D. in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h) **Redemption, Waiver and Termination**

(i) *Redemption of Rights on Approval of Holders of Common Shares and Rights.* The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the "Redemption Price").

(ii) *Waiver of Inadvertent Acquisition.* The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii) *Deemed Redemption.* In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Common Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv) *Discretionary Waiver with Mandatory Waiver of Concurrent Bids.* The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Rights Plan has not been waived, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v) *Discretionary Waiver respecting Acquisition not by Take-over Bid Circular.* The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Rights Plan to such Flip-in Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi) *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i) **Anti-Dilution Adjustments**

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares; or

(b) a subdivision or consolidation of the Common Shares; or

(c) an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(d) if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j) **Supplements and Amendments**

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(k) **Expiration**

If the Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the 2009 annual meeting of the shareholders of the Corporation unless at or prior to such meeting the Corporation's shareholders ratify the continued existence of the Rights Plan, in which case the Rights Plan would expire at the earlier of the Termination Time and the termination of the 2012 annual meeting of the shareholders of the Corporation.

SCHEDULE "M"

TERMS AND CONDITIONS OF OPTIONS

The following is a summary of the terms and conditions of the Options offered under the Long Term Incentive Plan and Chairman's Incentive Plan.

1. No consideration is payable in respect of the grants of Options.

2. Each Option is exercisable for one common share in the capital of the Corporation.

3. The exercise price in respect of each Option is not less than the average market price per share (weighted by reference to volume) for shares sold through the Toronto Stock Exchange (**"TSX"**) over the five trading days on the TSX immediately preceding the date of offer.

4. The date of expiry for the Options is 10 years from the date of offer.

   (a) Options granted under the Long Term Incentive Plan, may only be exercised in the following tranches:

      (i) one third immediately from the date of grant;

      (ii) another third in the period commencing 12 months after the date of grant; and

      (iii) the final third in the period commencing 24 months after the date of grant.

   (b) Options granted under the Chairman's Incentive Plan may be exercised at any time from the date of grant until the date of expiry.

5. Options are exercised by written notice being provided to the Corporation, specifying the number of Options being exercised and the type of shares to be allotted (i.e., shares traded on TSX or CDIs traded on the ASX). Notice must be accompanied by payment of the aggregate exercise price for the Options being exercised.

6. All shares issued upon the exercise of the Options will rank equally with all existing shares of the Corporation quoted on the TSX and ASX.

7. The Corporation will apply for official quotation of all shares issued upon the exercise of the Options. The Corporation will not apply to have the Options to be quoted on the TSX or ASX.

8. The Corporation will issue an Option Certificate in respect of the Options.

9. The Options are not transferable except with the prior written consent of the Board of Directors.

EQUINOX
MINERALS LIMITED

EQUINOX MINERALS LIMITED

Notice of Annual and Special Meeting of Shareholders
May 10, 2006

Notice is hereby given that the annual and special meeting of the holders of common shares of EQUINOX MINERALS LIMITED (the "**Corporation**") will be held on the 3rd floor of the National Club located at 303 Bay Street in Toronto, Ontario, Canada on May 10, 2006 at 11:00 a.m. (Toronto/Eastern time) for the following purposes:

(a) to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2005 and the auditors' report thereon, a copy of which is enclosed herewith;

(b) to elect directors of the Corporation (the texts of the resolutions are set out in Schedules A through C);

(c) to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider and, if thought advisable, to pass a resolution (the text of which is set out in Schedule D) ratifying the Corporation's Chairman's Incentive Plan;

(e) to consider and, if thought advisable, to pass a series of resolutions (the texts of which are set out in Schedules E through J) approving certain grants of stock options to Craig Williams, Bruce Nisbet, Brian Penny, David Mosher and Harry Michael, each of whom are directors of the Corporation, in accordance with the Corporation's Long Term Incentive Plan and the grant of stock options to Sir Sam Jonah, the Chairman of the Board of Directors of the Corporation, in accordance with the Corporation's Chairman's Incentive Plan;

(f) to consider, and if thought advisable, pass a resolution (the text of which is set out in Schedule K) authorizing the Corporation's Shareholder Rights Plan; and

(g) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Proxy Circular accompanying this Notice of Annual and Special Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 12005, Stn BRM B, Toronto, Ontario, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's

registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not later than May 8, 2006 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Holders of CHESS Depositary Interests ("**CDIs**") are invited to attend the meeting. CDI holders must complete, sign and return the enclosed CDI Voting Instruction Form to Advanced Share Registry Services at 110 Stirling Highway, PO Box 1156, Nedlands, Western Australia 6909 (Fax number + 61 (0) 8 9389 7871) so that each CDI holder may elect to direct CHESS Depositary Nominees Pty Ltd ("**CDN**") to vote the relevant underlying Common Shares on his or her behalf or instruct CDN to appoint such CDI holder or his or her nominee as proxy to vote the Common Shares underlying the CDIs in person at the meeting. In either case, the CDI Voting Instruction Form needs to be received at the address shown on the Form by not later than 11:00 am (Perth/Western time) on May 8, 2006.

DATED the 4th day of April, 2006.

By Order of the Board of Directors

Michael J. Klessens,
Chief Financial Officer and
Company Secretary

CIBC Mellon

CONFIRMATION LETTER

April 20, 2006

TO:

British Columbia	_X_	New Brunswick	_X_
Alberta	_X_	Nova Scotia	_X_
Saskatchewan	_X_	Prince Edward Island	_X_
Manitoba	_X_	Newfoundland	_X_
Ontario	_X_	North West Territories	_X_
Quebec	_X_	Yukon	_X_
Nunavut	_X_		

Dear Sirs:

RE: Equinox Minerals Limited - Meeting Material – May 10, 2006

The following material was sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 19, 2006:

_X_ Notice of Annual and Special Meeting and Management Proxy Circular, Form of Proxy and CDI Voting Instruction Form
_X_ Annual Report
_X_ Form of Proxy
_X_ Postage Prepaid Return Envelope

We are filing this material with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC MELLON TRUST COMPANY
[Signed]
Michele Van Den Heuvel
Administrator
Client Services
(902) 420-3221

FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 28, 2006

"Craig R Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 28, 2006

"Michael J Klessens"

Michael J. Klessens
Chief Financial Officer

Interim Financial Statements (April 28, 2006)

EQUINOX MINERALS LIMITED
Development Stage Entity

Consolidated Financial Statements
First Quarter – March 31, 2006
Unaudited
Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED BALANCE SHEETS
As at March 31, 2006 and December 31, 2005
(unaudited)

	Notes	March 31 2006	December 31 2005
		$	$
ASSETS			
Current assets			
Cash and cash equivalents		114,617,411	111,689,812
Restricted Cash		54,013	55,464
Accounts receivable		960,924	144,330
Prepayments		35,282	50,970
		115,667,630	111,940,576
Property, plant and equipment	4	39,708,470	5,921,924
Deferred exploration and evaluation costs	5	39,983,841	39,555,390
Deferred financing fees	6	1,857,982	1,483,861
		197,217,923	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		11,285,755	3,067,064
Long term debt		8,453,410	8,291,150
Employee future benefits		241,998	230,439
		19,981,163	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	7	192,333,614	162,940,552
Deficit		(19,481,103)	(18,691,808)
Contributed surplus	8	4,396,590	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		177,236,760	**147,313,098**
		197,217,923	**158,901,751**
Commitments for expenditure	9		
Contingent liabilities and guarantees	10		

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the three months ended March 31, 2006 and 2005
(Unaudited)

	Notes	Three months ended March 31 2006	Three months ended March 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Other Income / (Expense)	2	1,877,165	112,686	5,432,921
Expenditure				
Exploration		582,029	525,112	12,214,174
General and administration		927,064	430,891	7,671,635
Capital raising costs - Alturas		-	-	486,103
Incentive stock options expensed		1,319,895	429,833	4,396,590
Amortization of property, plant and equipment		20,286	15,250	590,836
		2,849,274	1,401,086	25,359,338
Loss before non controlling interest		**(972,109)**	**(1,288,400)**	**(19,926,417)**
Non controlling interest	3	182,814	134,500	445,314
Loss for the period		**(789,295)**	**(1,153,900)**	**(19,481,103)**
Deficit – beginning of period		(18,691,808)	(12,045,801)	
Deficit – end of period		**(19,481,103)**	**(13,199,701)**	
Basic and diluted loss per share		0.002	0.012	
Weighted average number of shares outstanding		338,384,326	96,506,149	

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2006 and 2005
(Unaudited)

	Three months ended March 31		Cumulative from inception on June 29
	2006	2005	1993
	$	$	$
Cash flows (used in) / provided by operating activities			
Loss for the period	(789,295)	(1,153,900)	(19,481,103)
Items not affecting cash:			
Amortization of property, plant and equipment	20,286	15,250	590,836
Unrealised foreign exchange (gain) / loss	(680,171)	(87,158)	(420,440)
Incentive stock option expense	1,319,895	429,833	4,396,590
Gain on sale of property, plant and equipment	-	-	(16,617)
Non-cash exploration written off	-	-	104,392
Other	-	-	303,266
Proceeds from sale of property, plant & equipment	-	-	40,039
Changes in non-cash working capital			
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits	(178,232)	(130,091)	(422,464)
(Increase) / decrease in accounts receivable and prepayments	(800,906)	(136,110)	(798,133)
	(1,108,423)	**(1,062,176)**	**(15,703,634)**
Cash flows (used in) / provided by financing activities			
Issue of share capital	30,205,905	7,114,455	204,909,680
Share issue costs	(812,843)	(635,241)	(13,399,673)
Deferred financing fees	(374,121)	-	(1,857,982)
Proceeds from borrowings	-	-	13,727,345
Repayment of borrowings	-	-	(7,000,000)
Finance lease principal repayments	-	-	(65,265)
	29,018,941	**6,479,214**	**196,314,105**
Cash flows (used in) / provided by investing activities			
Deferred exploration and evaluation costs	(152,729)	(1,357,863)	(36,766,177)
Decrease / (increase) in restricted cash	1,451	-	(54,013)
Payments for property, plant and equipment	(25,514,731)	(23,375)	(30,479,331)
	(25,666,009)	**(1,381,238)**	**(67,299,521)**
Net increase in cash and cash equivalents	**2,244,509**	**4,035,799**	**113,310,950**
Cash and cash equivalents – beginning of period	111,689,812	3,640,946	-
Effects of exchange rate changes on cash held in foreign currencies	683,090	(1,979)	1,306,461
Cash and cash equivalents – end of period	**114,617,411**	**7,674,766**	**114,617,411**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005 (Unaudited)

1 BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2005, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2 OTHER INCOME / (EXPENSE)

	Three months ended March 31	
	2006	**2005**
	$	**$**
Interest income	1,203,032	28,200
Foreign exchange gain	663,036	84,486
Other	11,097	-
	1,877,165	**112,686**

3 NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL ("Alturas Peru"), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru has incurred costs of $3,466,077 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314. On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

Alturas Minerals Corp. ("Alturas") was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox holds a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On April 6, 2006 Alturas amalgamated with Iron Lakes Minerals in order to obtain a listing on the TSX Venture Exchange. For further details refer to note 12.

4 PROPERTY, PLANT AND EQUIPMENT

	March 31 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(64,100)	(60,032)
	61,074	22,473
Plant & equipment		
Plant & equipment – at cost	1,713,177	1,307,234
Less: accumulated amortization	(959,158)	(910,282)
	754,019	396,952
Construction in progress – at cost	17,194,573	5,502,499
Mine development costs – at cost	21,698,804	5,502,499
Total Property, plant and equipment	**39,708,470**	**5,921,924**

5 DEFERRED EXPLORATION AND EVALUATION COSTS

	March 31 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	152,729	12,793,635
Foreign exchange loss (gain)	162,260	(1,239,264)
Interest on long term debt	113,462	433,494
Cost – end of the period	**39,983,841**	**39,555,390**

6 DEFERRED FINANCING FEES

	March 31 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	1,483,861	-
Deferred fees incurred during the period	374,121	1,483,861
Cost – end of the period	**1,857,982**	**1,483,861**

7 SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(52,548)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				
	Balance at March 31, 2006	**348,494,155**			**$192,333,614**

The net proceeds from shares issued during the period will be used to fund the Company's Lumwana Project as well as for an expanded Zambian exploration program and general working capital.

(c) Stock Options

Equinox established an employee Incentive Plan in June 2004. Options may be granted under the Plan to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the

same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.
Unless otherwise determined by the term of award or the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules, such options are expensed only once approval is obtained. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at March 31, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.4**	**5,146,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	9.0	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	9.1	50,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.5	297,333	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.8**	**6,060,667**	**C$0.71**
Options issued, vesting over 2 years	4,805,000	C$0.95	9.8	1,601,667	C$0.95
Options exercised	-	-	-	-	-
Options forfeited or expired	-	-	-	-	-
Outstanding at March 31, 2006	**15,417,000**	**C$0.77**	**8.4**	**7,662,334**	**C$0.76**
Available for grant at March 31, 2006	5,453,850				

The fair value of the 4,805,000 options granted during the quarter under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.86% to 3.91%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 4,805,000 options granted amounts to $2,530,633 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $1,319,895 for the quarter.

A further 13,978,565 options granted to Directors during the last twelve months are subject to shareholder approval at the next general meeting of shareholders and will be expensed once approval is obtained. The estimated fair value of the Directors option expense to be booked in the second quarter 2006, is approximately $15.4 million with a further estimated fair value of approximately $2.4 million expensed over the following eighteen months. The fair value has been estimated using the Black-Scholes option pricing model using the following assumptions which are subject to change at approval date: stock price of C$1.87; vesting period of between zero and two years; risk-free interest rate of 4.30% to 4.40%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years.

8 CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at December 31, 2005	**3,076,695**
Stock based compensation – Quarter 1, 2006	1,319,895
Balance at March 31, 2006	**4,396,590**

9 COMMITMENTS FOR EXPENDITURE

(a) Exploration Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at March 31, 2006 of $1,693,841 (December 31, 2005 - $1,526,543) for the next twelve months. These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Project Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at March 31, 2006 was $126,236,646 (December 31, 2005: $39,896,993). Cancellation exposure on the Lumwana capital commitments is $18,859,234 at March 31, 2006. All commitments are expected to be settled within the next year.

(c) Lease commitments

	March 31 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	142,998	143,959
Within 1 to 2 years	35,483	195,336
Within 2 to 3 years	3,444	7,668
Total commitments	**181,925**	**246,963**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

10 CONTINGENT LIABILITIES & GUARANTEES

(a) Lumwana Project Long Term Power Construction and Supply Agreement

Under the terms of the Lumwana Project long term power construction and supply agreements signed with ZESCO Limited ("ZESCO") on February 16, 2006, in the event that Equinox fails to meet its obligations to take power under the agreement and ZESCO terminates the agreement, Equinox may be liable for damages. The maximum aggregate amount of damages payable to ZESCO by Equinox is equal to the full cost of the ZESCO works less any capital contribution.

(b) Parent Guarantee

In connection with the ZESCO long term power construction and supply agreements Equinox Minerals Limited has guaranteed that its wholly owned subsidiary Equinox Copper Ventures Limited ("ECVL") will perform all its obligations contained in the agreements.

11 SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and pre-development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru

Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting Total Assets	March 31 2006	December 31 2005
	$	$
Zambia	186,136,241	48,193,987
Australia	9,360,760	14,127,804
Canada	1,643,155	96,478,128
Peru	77,767	101,832
	197,217,923	**158,901,751**

12 RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the three months ended March 31, 2006 was $113,000 (2005: $33,000).

Oreforming Solutions SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three months ended March 31, 2006 was $33,000 (2005: $33,000).

Gestora de Negocios e Inversiones SA, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three months ended March 31, 2006 was $7,200 (2005: $7,200).

13 SUBSEQUENT EVENTS

On April 6, 2006 Iron Lake Minerals ("ILM") completed its amalgamation with Alturas by issuing three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Immediately on completion of the Amalgamation ILM was renamed to Alturas Minerals Corp. and began trading on the TSX Venture Exchange on April 10, 2006 under the symbol "ALT". Equinox holds a 30.5% interest in the combined entity and will subsequently treat Alturas an equity accounted associate.

MD&A (April 28, 2006)

EQUINOX MINERALS LIMITED RECEIVED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2006

The following discussion and analysis for Equinox Minerals Limited ("Equinox" or the "Company") should be read in conjunction with the March 2006 unaudited and December 2005 audited consolidated financial statements and related notes thereto. This information is presented as of April 28, 2006. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. Overview Summary

Equinox Minerals Limited (Equinox" or the "Company") is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

The principal assets of Equinox are:

1.1 Development and exploration interests in Zambia

Copper Projects & Exploration

The 100% owned Lumwana Copper Project ("Lumwana") is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realizing gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after fee deducting underwriters fee were US$14,445,610. Total gross proceeds related to the December 20, 2005 offering and the exercised over-allotment option was C$144,655,988 (US$124,009,189).

On January 10, 2006, the Company announced that it had awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman").

On February 16, 2006, the Company announced that it had signed the electricity connection and long-term power supply agreements with the Zambian power authority, ZESCO Limited ("ZESCO") concluding one of the last remaining key agreements required for Lumwana Project development. The 15 year ZESCO power supply agreement will provide the bulk electricity requirements for the Lumwana Project.

On February 22, 2006, the Company announced that its Board of Directors had unanimously approved the adoption of a shareholder rights plan (the "Plan") as part of the Board's ongoing review of corporate policies and shareholder protections.

On March 22, 2006, the Company announced that it has entered into a non-brokered US$30 million private placement Subscription Agreement with ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM") pursuant to which ZCCM will purchase from Equinox, Common Shares of the Company ("Shares") by way of two separate premium-to-market tranches.

On April 03, 2006, the Company announced that it has successfully closed the first (US$15 million) of two tranches in its Subscription Agreement with ZCCM Investments Holdings Plc.

The Company's objective is to achieve financial completion in mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

1.2 Exploration interests in Australia, Sweden and Peru

Iron Oxide Copper-Gold Projects ("IOCG")

Equinox holds tenements prospective for iron oxide copper gold mineralization in the Cloncurry region of North Queensland, the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden.

Exploration joint ventures exist with Minotaur Exploration Ltd. ("Minotaur" and ASX: "MEP") in the Gawler, with Southern Cross Resources Inc. ("Southern Cross" and TSX: "SXR") with respect to the Curnamona and with Phelps Dodge Corporation ("Phelps" and NYSE: "PD") for Norrbotten in Sweden. Uranium rights to the Nuckulla Hill tenement in the Curnamona Craton have been separated from the Minotaur joint venture ("JV") and a separate JV has been struck with Toro Energy to explore for uranium deposits. Toro Energy (ASX: "TOE") (an amalgamation of the assets of Oxiana Limited and Minotaur Exploration Limited) was listed on the ASX on March 23, 2006.

Nickel Sulphide Projects

Equinox is exploring for Nickel in the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ("Cowan") with Bullion Minerals Ltd. ("Bullion") to explore extensive nickel interests in the Widgiemooltha-Higginsville region.

Epithermal Gold and Base Metal Exploration

Equinox is exploring for gold and base metal mineralization in Peru through Alturas Minerals Corp. ("Alturas"). On April 06, 2006, Alturas Minerals Corp. completed its amalgamation (the "Amalgamation") with Iron Lake Minerals Inc. ("ILM"). ILM was previously listed on the NEX board ("NEX") of the TSX Venture Exchange ("TSXV"). The Amalgamation and related transactions included the change of name of ILM to "Alturas Minerals Corp." and the consolidation of all issued and outstanding common shares on a one for three basis.

ILM/Alturas Minerals Corp. concurrently raised gross aggregate funds of C$6,993,430. Paradigm Capital Inc., along with Dundee Securities Corporation, acted as agents ("Agents") for the offering which was fully subscribed. Proceeds of the offering will be used for the exploration of the Peruvian gold and copper-gold properties held by Alturas and for working capital purposes.

Alturas Minerals Corp. graduated to Tier 2 of the TSX-V on Monday, April 10, 2006 under the symbol "ALT". Alturas Minerals Corp. had approximately C$7,611,430 prior to payment of certain expenses incurred in connection with the Offering and the Amalgamation.

Equinox remains a majority shareholder in Alturas with approximately 30.5% of the issued and outstanding shares.

2. Significant Event Summary

❖ **Zambia**

Underwriting Syndicate Exercise Over-Allotment Option in Prospectus Issue

On January 05, 2006, the Company announced that the underwriters of its previously announced prospectus issue equity offering (the "Canadian Offering" completed on December 20, 2005) had exercised their Over-Allotment Option granted in connection with the Canadian Offering.

Equinox further announced closure of this Over-Allotment Option offering with the issue of a total of 22,153,125 Common Shares at a price of C$0.80 raising gross proceeds of approximately C$17.7 million (A$20.7 million).

The Company's total gross proceeds from the Canadian Offering (including the Over-Allotment Option) and the Australian prospectus offering were approximately C$144.7 million (A$169.6 million).

A syndicate co-led by Sprott Securities Inc., Dundee Securities Corporation, GMP Securities L.P., TD Securities Inc. and RBC Dominion Securities Inc. and including Paradigm Capital Inc. and Raymond James Ltd. acted as underwriters in connection with the Canadian Offering. The Australian prospectus offering was underwritten by InterFinancial Limited.

Lumwana Project Implementation Awarded to Ausenco - Bateman Joint Venture

On January 10, 2006, the Company announced that it had awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman").

With the recent completion of the Phase 1 Front End Engineering Design ("FEED"), the Ausenco – Bateman joint venture ("ABJV") will complete detailed engineering for Lumwana implementation. Under the agreement the ABJV will submit an Engineering, Construction & Procurement ("EPC") contract to Equinox during Q2, 2006. This will enable Equinox to finalize the debt funding portion of the project development capital. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during Q2 2006.

Bateman is a South African based engineering group with extensive experience in the design and construction of large mining projects in Africa, including specific experience in Zambia. Ausenco is an Australian based engineering group that also has extensive international experience in the design and construction of mining projects both in Africa and Asia. An Ausenco – Bateman joint venture was jointly awarded the "2005 Australian Engineering Excellence Award" by the Australian Government for the successful completion of the design, construction and commissioning of the Sepon Copper Project in Laos for Oxiana Limited.

Long-Term Power Construction and Supply Agreements Signed with ZESCO

On February 16, 2006, the Company announced that it had signed the electricity connection and long-term power supply agreements with the Zambian power authority, ZESCO Limited ("ZESCO") concluding one of the last remaining key agreements required for Lumwana Project development.

The agreements entail the design and construction of a high voltage (330kV) transmission line from Solwezi to Lumwana to supply power to the project. The 65km extension of this line from Solwezi to Lumwana will not only provide sufficient power for Lumwana's requirements, but includes sufficient capacity for future expansions at Lumwana and for regional power reticulation. The construction and commissioning of this line is scheduled to be completed by Q3 2007 which is consistent with the current development schedule for Lumwana. Equinox has also entered into a 15 year, long-term power supply agreement with ZESCO to provide the bulk electricity requirements for the Lumwana Project.

Board Approves Shareholder Rights Plan

On February 22, 2006, the Company announced that its Board of Directors had unanimously approved the adoption of a shareholder rights plan (the "Plan") as part of the Board's ongoing review of corporate policies and shareholder protections.

The Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The Plan will also help to ensure that the Company's Board of Directors have sufficient time to properly assess and evaluate any take-over bid or other control transaction which may be made or proposed in the future giving them opportunity to explore and develop alternatives that maximise shareholder value.

Although the Plan will take effect immediately, its continued application is conditional upon shareholder ratification of the Plan at the Company's next annual meeting of shareholders.

ZCCM Investments Holdings Plc in US$30 million Private Placement in Equinox Minerals Limited

On March 22, 2006, the Company announced that it has entered into a non-brokered US$30 million private placement Subscription Agreement with ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM") pursuant to which ZCCM has agreed to purchase from Equinox the following Common Shares of the Company ("Shares"):

(a) on or about March 31, 2006 (the "Initial Subscription Date"), ZCCM will purchase US$15 million of Equinox Shares at a price per Share equal to 1.20 times the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five Business Day period immediately preceding the Initial Subscription Date; and

(b) no later than June 30, 2006, (the "Second Subscription Date"), ZCCM will complete its investment in Equinox with the purchase of the remaining balance of US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5 day VWAP of Shares on the TSX calculated immediately preceding the Second Subscription Date.

A representative of ZCCM will be invited to join the board of Equinox Copper Ventures Limited, Equinox's 100% owned Zambian subsidiary. The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for expanded Zambian exploration and for general working capital.

ZCCM is the 86.6% owned subsidiary investment vehicle of Zambia Consolidated Copper Mines Ltd., the national mining company of the Government of the Republic of Zambia. ZCCM holds equity investments in many Zambian mining organizations including Chambishi Metals Plc, Chibuluma Mines Plc, Copperbelt Energy Corporation, Kansanshi Mining Plc, Konkola Copper Mines Plc, Luanshya Copper Mines Plc and Mopani Copper Mines Plc.

First ZCCM Tranche closes in US$30 million Private Placement

On April 03, 2006, the Company announced that it has successfully closed the first of two tranches in its (March 22, 2006) non-brokered private placement to ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM"). Equinox confirmed raising gross proceeds of C$17,440,499 (US$15,000,000) from this initial placement of 9,227,777 Shares issued to ZCCM on March 31, 2006 (the "Initial Subscription Date"). The subscription price was C$1.89 per Share which equals 1.20 times the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding the Initial Subscription Date.

ZCCM will also purchase, no later than June 30, 2006, an additional US$15 million of Equinox Shares at a price per Share equal to 1.15 times the 5-day VWAP of Shares on the TSX calculated over the period immediately preceding the date of closing of the second subscription.

Australia

Cowan: Western Australia (Equinox earning up to 50%)

Previous exploration joint venture work at the Cowan project in the Kambalda region of Western Australia undertaken between October-September 2005 targeted significant electromagnetic ("TEM") conductors at the Footes prospect along with three other TEM conductors at the South Higginsville prospect as well as an MMIM Ni-Co-Ce-Pd geochemical anomaly at the Orleans prospect. Both the Footes and the South Higginsville targets were identified as resulting from black shales within the ultramafic sequence. Orleans drilling defined a prospective adcumulate-filled lava channel which was unfortunately truncated by a low angle thrust fault at 100m depth below surface. There is no potential to locate the offset extension.

Elsewhere in the project area, MMIM soil analyses at Neptune identified coincident elevated Ni-Cu anomalies, amongst others, that confirmed a comparable trend in the historical WMC data along the eastern flank of the lease. TEM was acquired for this area during November 2005.

Field mapping during August 2005 identified a previously unrecorded komatiitic volcanic unit at Binaronca, the evaluation of which has been undertaken by a TEM survey between December 2005 and January 2006.

Interpretation of these surveys was undertaken during February, and both show numerous conductors. The anomalous nickel soil results at Neptune coincide with sections of the conductors, and at Binaronca the strong discrete conductors will be soil sampled in forthcoming work.

South Australia: Ethiudna and Nuckulla Hill

Formal joint venture documentation was concluded with Southern Cross Resources for their continued exploration of the Ethiudna lease for uranium deposits. Interest in the region exists for uranium mineralization in Tertiary sedimentary channels that drain off the Proterozoic basement. Equinox has formed a joint venture with Southern Cross Resources permitting that company to explore the channels that lie within the Equinox permit. Equinox retains all rights to the IOCG basement mineralization potential. No fieldwork was conducted by Southern Cross during the quarter.

At Nuckulla Hill, joint venture partner Minotaur Exploration (who discovered the Prominent Hill IOCG deposit in similar terrain; "Minotaur") is targeting IOCG deposits. Minotaur did not undertake any work during the quarter at Nuckulla.

Uranium rights to the Nuckulla Hill tenement have been separated from the Minotaur JV and a separate JV has been struck with Toro Energy to explore for uranium deposits. Toro Energy (ASX: "TOE") (an amalgamation of the assets of Oxiana Limited and Minotaur Exploration Limited) was listed on the ASX on March 23, 2006.

Fort Constantine South-Eliza Creek: Northwest Queensland (100%)

The project area adjoins the Ernest Henry Mine and is also prospective for IOCG mineralization. An agreement with the Traditional Owners was recently concluded resulting in the grant of the Fort Constantine South lease. The contiguous Eliza Creek property is in the process of renewal under the same ancillary agreement as Fort Constantine South. The Eliza Creek approval process included passing through a four month objection period prior to re-grant. No objections were lodged and grant of this licence is expected in Q2 2006 quarter.

Equinox and previous joint venture partners have conducted a number of programs at Fort Constantine South, including a low level aeromagnetic survey of the region and ground geophysics over priority targets. Follow up RC drilling intersected copper and gold anomalism within wide zones of intense "Ernest Henry-style" magnetite-pyrite (chalcopyrite) alteration associated with felsic breccias. Two areas untested by drilling and associated with anomalous Bouguer gravity remain to be tested.

A program of data compilation and target generation is underway for both Fort Constantine South and Eliza Creek with a program of follow up ground work planned as soon as native title access is confirmed.

❖ Peru

Equinox re-structures Alturas – Completion of Reverse Take Over/Amalgamation with Iron Lake Minerals

On April 06, 2006, Alturas Minerals Corp. completed its amalgamation (the "Amalgamation") with Iron Lake Minerals Inc. ("ILM"). ILM was previously listed on the NEX board ("NEX") of the TSX Venture Exchange ("TSXV"). The Amalgamation and related transactions included the change of name of ILM to "Alturas Minerals Corp." and the consolidation of all issued and outstanding common shares on a one for three basis.

ILM/Alturas Minerals Corp. concurrently raised gross aggregate funds of C$6,993,430.13. Paradigm Capital Inc., along with Dundee Securities Corporation, acted as agents ("Agents") for the offering which was fully subscribed. Proceeds of the offering will be used for the exploration of the Peruvian gold and copper-gold properties held by Alturas and for working capital purposes.

Alturas Minerals Corp. graduated to Tier 2 of the TSXV Monday, April 10, 2006 under the symbol "ALT". Alturas Minerals Corp. had approximately C$7,611,430 prior to payment of certain expenses incurred in connection with the Offering and the Amalgamation.

Equinox remains a majority shareholder in Alturas with approximately 30.5% of the issued and outstanding.

❖ Subsequent Events

There are no subsequent events to those presented as of April 28, 2006.

❖ Cash Position

At the end of the quarter the Company had cash and cash equivalents of $114,617,411.

2. Selected Financial Information

The table below sets forth selected financial data relating to the Company's quarters ended March 31, 2006 and March 31, 2005. This financial data is derived from the Company's unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

All numbers in US dollars unless otherwise stated

Quarter Ended	March 2006	March 2005
EARNINGS AND DEFICIT	**3 months**	**3 months**
Other Income / (Expenses)	1,877,165	112,686
Exploration Expense	582,029	525,112
General and Administration	927,064	430,891
Incentive Stock Option Expense	1,319,895	429,833
Loss	(789,295)	(1,153,900)
Loss per share (dollars)	0.002	0.012
Weighted avg # of shares	338,384,326	96,506,149
BALANCE SHEET		
Total Assets	197,217,923	36,956,579
Total Long-Term Liabilities	8,695,408	9,238,528
Shareholders' Equity	177,236,760	25,857,650

3. Results of Operations

Three months ended March 31, 2006 v three months ended March 31, 2005

- The substantial difference in Other Income / (Expenses) between the periods is a result of foreign exchange movements reflecting a gain of $663,036 for the three months ended March 31, 2006 (2005: $84,486 gain). These foreign exchange movements are derived from monetary assets and liabilities held in currencies other than US dollars. In addition, interest income of $1,203,032 (2005: $28,200) was earned during the quarter as a result of holding significant cash balances.
- General and administrative costs were higher for the quarter ended March 31, 2006 $927,064 (2005: $430,891) due to higher staffing levels, travel, stock exchange and share registry costs and insurance costs.
- The incentive stock option expense for the quarter ended March 31, 2006 of $1,319,895 (2005: $429,833) resulted from the vesting of options granted under the Company's Long Term Incentive Plan.

4. Discussion of Cash Flows

Cash flows from:	March 31 2006	March 31 2005
Operating activities	(1,108,423)	(1,062,176)
Financing activities	29,018,941	6,479,214
Investing activities	(25,666,009)	(1,381,238)

Three months ended March 31, 2006 v three months ended March 31, 2005

- Cash outflow from operating activities was $1,108,423 (2005: $1,062,176). Interest income generated from the large cash balances held has offset the increased cost of running both the Perth and Toronto corporate offices.
- Cash inflow from financing activities generated $29,018,941 (2005: $6,479,214). This principally resulted from two equity issues.

  The first took place on January 5, 2006 when Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

  The second was a private placement which closed on March 31, 2006 for the issue to ZCCM of 9,227,777 common shares at a price of C$1.89 per share and realized gross and net proceeds of C$17,440,499 (US$15,000,000).

  Deferred financing fees of $374,121 were paid in the current quarter in relation to the $355,000,000 mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.
- Cash outflows from investing activities $25,666,009 (2005: $1,381,238) are principally due to the payments for long lead items and other costs associated with the Lumwana Project.

5. Discussion of Financial Position and Liquidity

	March 31 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	114,617,411	111,689,812
Other current assets	1,050,219	250,764
Capital assets	81,550,293	46,961,175
Total assets	197,217,923	158,901,751
Liabilities		
Current liabilities	11,285,755	3,067,064
Long-term debt	8,453,410	8,291,150
Employee future benefits	241,998	230,439
Total liabilities	19,981,163	11,588,653
Shareholders' equity	177,236,760	147,313,098
Outstanding number of shares	348,494,155	317,113,253

Cash and Cash Equivalents

Cash and cash equivalents increased to $114,617,411 at March 31, 2006 (December 31, 2005: $111,689,812), primarily due to the proceeds from the two issues of equity less the costs associated with Lumwana Project, exploration and general and administrative costs.

Capital Assets

The increase in capital assets at March 31, 2006 to $81,550,293 (December 31, 2005: $46,961,175) is principally related with activities on the Luwmana Project as follows:

- Capitalization of the deferred exploration and evaluation costs of $39,983,841 (December 31, 2005: $39,555,390).
- Construction in progress of $17,194,573 (December 31, 2005: $5,502,499) associated with payments for long lead items and other costs capital for the Lumwana Project.
- Mine development costs of $21,698,804 (December 31, 2005: $Nil) associated with the Lumwana Project.
- Deferred financing fees of $1,857,982 (December 31, 2005: $1,483,861) arising from the due diligence process associated with the mandated Lumwana Project finance.

Current Liabilities

Current liabilities at March 31, 2006 increased to $11,285,755 (December 31, 2005: $3,067,064) due to accruals associated with the Lumwana Project.

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations - US$	Payments Due by Period - As at March 31, 2006				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	8,453,410	-	2,113,353	2,113,353	4,226,704
Operating Leases	181,925	142,998	38,927	-	-
Employee Entitlements	241,998	-	-	-	241,998
Capital Commitments - Lumwana	126,236,646	126,236,646	-	-	-
Total Contractual Obligations	135,113,979	127,436,320	2,152,280	2,113,353	3,412,026

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Project. Cancellation exposure on the Lumwana capital commitments is $18,859,234 at March 31, 2006.

Shareholders' Equity

Shareholders' equity has increased to $177,236,760 as at March 31, 2006 (December 31, 2005: $147,313,098) arising from the two equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

On March 31, 2006 Equinox closed a private placement for the issue to ZCCM of 9,227,777 common shares at a price of C$1.89 per share and realized gross and net proceeds of C$17,440,499 (US$15,000,000).

At April 28, 2006 the Company had 348,494,155 ordinary shares outstanding. In addition there were 15,417,000 incentive stock options outstanding with exercise prices ranging from C$0.55 to C$0.95 per share. These options were priced at market at the date of issue to provide an incentive to employees for performance.

A further 13,978,565 options granted to Directors are subject to shareholder approval at the next General Meeting of shareholders and will be expensed once approval is obtained. The estimated fair value of the Directors option expense to be booked in the second quarter 2006, is approximately $15.4 million with a further estimated fair value of approximately $2.4 million expensed over the following eighteen months. The fair value has been estimated using the Black-Scholes option pricing model using assumptions which are subject to change at approval date.

6. Outlook

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which now provides the basis for the development of Lumwana. Successful capital raisings during 2005 and the first quarter of 2006 totalling $170,255,279, have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has mandated a group of Lenders to provide US$355M senior and subordinated project finance facilities for the development and construction of the Lumwana Project. The Lenders are currently conducting due diligence and the Company is progressing key contracts required for the completion of project financing that include offtake agreements with smelters and the EPC contract with the project constructor Ausenco Bateman joint venture. Financial completion is dependent on completing these conditions precedent.

The Company's objective is to achieve financial completion mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

Critical Accounting Estimates

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 3 of the December 31, 2005 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management considers the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from 1 July 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar.

Comparative figures previously reported in Australian Dollars have been translated to US Dollars using the current rate method.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the "Deed") under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this "Closed Group" (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: - Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. Summary of Quarterly Results (unaudited)

The table below sets forth selected financial data for each of the eight quarters ending March 31, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data - Last Eight Quarters								
Three Months Ended	**Mar 06**	**Dec 05**	**Sep 05**	**Jun 05**	**Mar 05**	**Dec 04**	**Sep 04**	**Jun 04**
Other Income $('000)	1,877	(314)	102	26	113	(122)	654	45
Income/(Loss) $('000)	(789)	(2,546)	(1,655)	(1,291)	(1,154)	(848)	(1,098)	(767)
Income/(Loss) per share (dollars)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)	(0.009)	(0.012)	(0.011)
Weighted avg # of shares - Millions	338.38	179.07	129.71	110.43	96.51	96.03	95.31	71.85

8. Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Knight Piesold Pty Ltd and Investor Resources Ltd has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release is based on information compiled by Dean David (GRD Minproc Ltd), Ross Bertinshaw (Golder Associates Pty Ltd), Andrew Daley (Investor Resources Ltd) and Robert Hanbury (Knight Piesold Pty Ltd), each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana is based on a model which includes inferred resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the economic analysis proposed after the first twelve years of operation will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators to present this analysis. See the Technical Report for further details.

This document contains information of an economic, scientific and technical nature which is based upon the technical report prepared by Minproc, Golder and IRL dated October 2005 (the "Technical Report"). Readers are cautioned not to rely solely on the summary of such information contained in this document, but should read the Technical Report which will be posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com). Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. Risk Factors

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox will require further capital from external sources to fund its operating costs and develop Lumwana; Equinox's ability to complete project financing of debt and equity; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the structuring of an EPC construction contract on terms acceptable to the project Lenders and Equinox; the provision of grid power to the Project; road access to the Project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the *Native Title Act* (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated December 9, 2005, and AIF which are available on SEDAR at www.sedar.com *and should be reviewed in conjunction with this document.*

10. Outstanding Share Data

The only class of securities of the Company outstanding as at April 28, 2006 is common shares. As at April 28, 2006, the Company had 348,494,155 common shares outstanding.

The Company has a Long Term Incentive Stock Option Plan ("Option Plan") for certain of its directors, officers, consultants and employees.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

May 9, 2006

Equinox Announces the Proposed Adjournment of Annual General and Special Meeting

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") intends to adjourn its annual and special meeting scheduled for Wednesday, May 10, 2006 (the "**Meeting**") to Tuesday, June 6, 2006.

In light of the death of Dr. Bruce W. Nisbet; Executive Director and Vice President - Exploration, following a brief battle with cancer (see prior Company announcement dated May 9, 2006; "Equinox Announces the Death of Dr. Bruce Nisbet, Co-founder, Executive Director and VP – Exploration"), Mr. Craig Williams, President and Chief Executive Officer of Equinox and Sir Sam Jonah, Chairman of the board of directors of the Company, will be unable to attend the Meeting in Toronto scheduled for May 10, 2006.

It is intended that the adjourned Meeting will be held in Toronto on Tuesday, June 6, 2006 commencing at 11:00 HRS (EST) at Hilton Toronto, Carmichael/Jackson Room, Convention Level, 145 Richmond Street West, Toronto, ON, Canada M5H 2L2.

There will be no change in the record date for the meeting. Proxies already deposited in respect of the Meeting will be valid for the adjourned Meeting. Holders of record of common shares of Equinox will have until 11:00 HRS (EST) on Friday, June 2, 2006 to deposit their proxies to be voted at the adjourned Meeting.

On Behalf of the Board of Directors of Equinox

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

May 9, 2006

Equinox Announces the Death of Dr. Bruce Nisbet, Co-founder, Executive Director and VP - Exploration

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") regretfully announces the death of Dr. Bruce W. Nisbet; Executive Director and Vice President - Exploration, following a brief battle with cancer.

Dr. Nisbet was a highly regarded geoscientist involved in mineral exploration and development internationally for over 30 years. A tremendously respected member of the global mining community, Bruce co-founded Equinox Resources Limited in 1993 with partner Craig Williams, the Company's President and Chief Executive Officer. Dr. Nisbet was instrumental in a number of significant discoveries, including the Ernest Henry Deposit in Queensland, a series of gold deposits in Western Australia including Nimary-Jundee, Dalgaranga, Goongarrie, Mertondale, and the Munni Munni platinum-palladium deposit. In 1994, Dr. Nisbet was jointly awarded "Prospector of the Year" with Mr. Williams; this award granted by the Australian Association of Mining and Exploration Companies in recognition of the joint recipients' track record of discovery. Bruce's key role at Equinox has been guidance of the Company's exploration effort, particularly in Zambia and Peru.

Mr. Williams said "Bruce's passing is a great loss to both the Company and me personally. Bruce and I have known each other since university in 1970 and have worked together almost continually since 1981, a period of 25 years – we were a great team. We founded Equinox together in 1993, listing the Company on ASX in 1994 and on TSX in 2004. Bruce was a towering geologist, who combined a tremendously strong academic background, with extensive practical exploration experience, and above all, a passion for geology – a potent exploration combination that has been instrumental in his outstanding discovery track record. He was highly regarded throughout the geological community and inspirational to the Equinox exploration team that will carry on his legacy of technical excellence. It is incredibly disappointing that Bruce will now not share the rewards of 13 years of intensive work and commitment to Equinox as the Company approaches its goal of emerging as a significant copper producer at Lumwana.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

May 10, 2006

Equinox Adjourns Annual General and Special Meeting

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") has adjourned its annual and special meeting (the "**Meeting**") to Tuesday, June 6, 2006 (see prior Company announcement dated May 9, 2006; "Equinox Announces the Proposed Adjournment of Annual General and Special Meeting").

The adjourned Meeting will be held in Toronto on Tuesday, June 6, 2006 commencing at 11:00 HRS (EST) at Hilton Toronto, Carmichael/Jackson Room, Convention Level, 145 Richmond Street West, Toronto, ON, Canada M5H 2L2.

There will be no change in the record date for the meeting. Proxies already deposited in respect of the Meeting will be valid for the adjourned Meeting. Holders of record of common shares of Equinox will have until 11:00 HRS (EST) on Friday, June 2, 2006 to deposit their proxies to be voted at the adjourned Meeting.

On Behalf of the Board of Directors of Equinox

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

Or refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements
This press release may contain "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

Report of Voting Results (June 7, 2006)

EQUINOX
MINERALS LIMITED

June 7, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission .
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut Territory
Registrar of Securities, Yukon Territory

Toronto Stock Exchange

Equinox Minerals Limited
Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, attached are the voting results of the matters put to a vote at the adjourned annual general and special meeting of Equinox Minerals Limited held on June 6, 2006.

Equinox Minerals Limited

"Michael Klessens"

Michael J, Klessens
Vice-President Finance,
Chief Financial Officer and
Company Secretary

EQUINOX MINERALS LIMITED

ARBN 108 066 986

June 7, 2006

Report of Voting Results

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to announce the results of voting at the adjourned annual general and special meeting (the "Meeting) held on June 6, 2006.

GENERAL BUSINESS

Resolution	Outcome of Vote	Votes For	%	Votes Withheld	%	Total Votes
To elect each of the following persons as directors of Equinox:						
Mr. David Mosher	Carried	170,562,087	98.8%	2,052,279	1.2%	172,614,366
Sir Sam Jonah	Carried	169,016,921	97.9%	3,597,445	2.1%	172,614,366
The appointment of PricewaterhouseCoopers LLP, as Auditor of the Corporation for the ensuing year	Carried	172,543,184	100.0%	69,182	0.0%	172,612,366

SPECIAL BUSINESS

Resolution	Outcome of Vote	Votes For	%	Votes Against	%	Total Votes
To approve Chairman's Incentive Plan	Carried	92,373,622	55.5%	74,155,167	44.5%	166,528,789
To approve options granted to the following persons as directors of Equinox:						
Sir Sam Jonah	Carried	92,364,922	55.5%	74,155,817	44.5%	166,520,739
Mr. Craig Williams	Carried	135,531,569	81.4%	30,994,120	18.6%	166,525,689
Mr. Bruce Nisbet	Carried	135,528,569	81.4%	30,997,120	18.6%	166,525,689
Mr. Brian Penny	Carried	92,425,922	55.5%	74,099,767	44.5%	166,525,689
Mr. David Mosher	Carried	92,428,122	55.5%	74,097,567	44.5%	166,525,689
Mr. Harry Michael	Carried	135,588,469	81.4%	30,937,220	18.6%	166,525,689
To approve the Corporation's Shareholder Rights Plan	Carried	146,050,367	84.6%	26,529,299	15.4%	172,579,666

Michael J. Klessens
Vice-President Finance,
Chief Financial Officer and
Company Secretary

EQUINOX MINERALS LIMITED

ARBN 108 066 986

June 29, 2006

Equinox Increases Lumwana Mine Life to 37 Years
Announces Fixed-Price EPC Contract with Ausenco-Bateman JV
Releases Updated Capital Costs
and Mandates additional Debt Capacity to include Mining Fleet

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to present an update on progress at the Lumwana Copper Project in Zambia ("Lumwana").

Revised Lumwana Resources and Reserves

The Lumwana Project includes the Malundwe and Chimiwungo deposits. An in-fill drilling program has been completed at Lumwana to convert 'Inferred Resources' to 'Indicated Resources' category. Golder Associates Pty. Ltd. ("Golder") has revised the Lumwana Resource Estimate in accordance with the JORC Code and CIM NI 43-101 Standards and using a 0.2% copper cut-off, as follows:

Lumwana Resources : Measured + Indicated + Inferred					
Category	**Tonnage (Mt)**	**Cu (%)**	**Co (ppm)**	**Au (g/t)**	**Contained Copper MM lbs Cu**
Measured	129.5	0.89	238	0.03	2,541
Indicated	228.6	0.68	153	0.02	3,427
Total M + I	**358.1**	**0.76**	**184**	**0.02**	**5,968**
Inferred	564.4	0.63	46	0.01	7,839

Note that there has been no change to the Lumwana Uranium resources as reported in October 20, 2005.

The revised total Lumwana Measured and Indicated Resource shows an overall increase of 21%, with a 9% increase for Malundwe and a 43% increase for Chimiwungo. The high rate of conversion from Inferred to Indicated categories following additional in-fill drilling confirms the consistency and predictability of the Lumwana orebodies.

As a result, Equinox has been able, in conjunction with Golder, to revise the Lumwana copper ore reserves and mineral resources contained within the engineered pit designs. The revised sulphide ore reserves and mineral resources within the engineered pits are now as follows:

Lumwana Sulphide Reserve and Resource Within Engineered Pits		
Deposit	**Tonnage (Mt)**	**Cu (%)**
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	**121.1**	**0.89**
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	**200.2**	**0.62**
Inferred Resource	413.0	0.60
Combined Malundwe + Chimiwungo		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Inferred Resource	417.2	0.60

The Mineral Reserve and Resource within engineered pits were determined by Golder on the basis of 12.5mx12.5mx4m block models, including mining dilution and recovery, and optimised by Whittle 4X software with associated pit designs generated using Vulcan software. The cut-offs applied were based on $1.20/lb Cu, resulting in sulphide cut-off grades of 0.16% for Malundwe and 0.21% for Chimiwungo. Note: All currency is specified in US$ unless otherwise stated.

As a consequence of the in-fill drilling program and the re-design of the Lumwana pits at a copper price of $1.20/lb the defined Mineral Reserves have now increased 28% for Malundwe and by a very significant 70% for Chimiwungo. At Chimiwungo the engineered pit optimisation results in the 3 stand alone pits previously designed now merging into one single large pit. The increased Malundwe Mineral Reserves extend the mine life of the Malundwe pit from 5 to 6 years. Combined, the result is that Lumwana mine life doubles, going from 18 years to 37 years, including Proved and Probable Mineral Reserves alone of 16 years. The Lumwana mine plan continues to conservatively assume no by-product credits for cobalt or uranium. In compliance with NI43-101 Equinox and its consultants are preparing an Amended Technical Report for release within 45 days of this press release.

EPC Fixed-Price Construction Contract with Ausenco – Bateman JV ("ABJV")

Equinox and the joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman") have agreed the terms of an Engineering, Procurement & Construction ("EPC") contract for the Lumwana Project. Following a detailed review and negotiation, the ABJV Guaranteed Maximum Price ("GMP") is $381 million with an end of Q1-2008 commissioning 'Completion Schedule'. Over the coming months, further detailed design, implementation and risk mitigation programs are expected to reduce the GMP to a lower 'fixed-price'. The GMP includes the project capital cost, engineering, contingency, escalation and EPC fee to the ABJV and represents a substantially increased scope for the ABJV so as to minimise cost overrun and completion risk for Equinox and its Financiers.

Lumwana Mining Fleet included in Debt Financing

On 3 August 2005 Equinox announced that it had mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFI's") and Export Credit Agencies ("ECA's") to provide US$355 million in project finance loans for the Lumwana Project, which includes US$50 million in sub-ordinated debt.

Equinox has since mandated an additional US$60 million in loans, expanding the total Lumwana Project debt facility to US$415 million. In addition, Equinox is pleased to announce that it has mandated the asset-backed financing of the Lumwana mining fleet for a total of US$133.3 million.

Revised Capital Costs

The revised pre-production Capital Cost estimate for Lumwana is as follows:

Lumwana Capital Costs	
	$MM
Mining	
Pre-Production Mining Costs (Pre-strip) & Ancillary Equipment	81
Processing	
ABJV EPC contract - Process Plant & Related Infrastructure [1]	381
Pre-Production – Other	28
Tailings Dam & Storage & Water Management	26
General and Administration	43
TOTAL DIRECT COSTS	**559**
Mining Fleet	165
Contingency & Accuracy	38
TOTAL including Mining Fleet	**762**

[1] Includes engineering, contingency, escalation and fee for the EPC. Note: All currency is specified in US$ unless otherwise stated.

Construction Activities

Construction activities continue to ramp up with the commencement of the keyway installation for the tails and water storage facilities, completion of the key arterial roads to the various work fronts (ie: plant site, heavy industrial area, mine and town), clearing and stripping activities on the Malundwe pit foot-print and the necessary build up in provision of construction accommodation. Long-lead items currently under manufacture (primarily the mining fleet and major plant items) remain on schedule.

Development Timetable

Equinox is currently working with its Financiers towards the completion of Lumwana Project debt financing. It is anticipated that the final approval from the Financiers for debt completion, subject to various conditions precedent, will be concluded at the end of Q3-2006.

The Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, and any requirements for additional capital and hedging. Offtake negotiations with respect to concentrate placement are at an advanced stage with several parties.

Commenting on progress, Craig Williams, Equinox President and CEO said "the significant increase in Proven and Probable Reserves as well as mine life coupled with the certainty provided by having a fixed price EPC effectively limits our exposure to any possible schedule or capital cost overruns and provides a strong level of confidence in the Lumwana development going forward. With respect to any further additional

capital required, there are a number of different capital market and corporate financing alternatives available to Equinox. As the Company is currently adequately funded following the major capital raising earlier this year, Equinox will assess these options at the appropriate time. The completion of debt financing by Q4-2006 will allow us to maintain the momentum of the project through construction to commissioning in Q1-2008."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details. A further Amended Technical Report will be released within 45 days of this press release.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

June 29, 2006

Item 3 News Release

A news release in respect of the material change was issued on June 29, 2006 through the facilities of the CCNMatthews and subsequently filed on SEDAR.

A copy of the News Release is attached as Schedule "A".

Item 4 Summary of Material Change

On June 29, 2006 Equinox Minerals Limited presented an update on progress at the Lumwana Copper Project in Zambia.

Item 5 Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

Kevin van Niekerk
Vice President - Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

July 7, 2006

EQUINOX MINERALS LIMITED

By: *"Mike Klessens"*
Name: Mike Klessens
Title: Vice-President – Finance, Chief Financial Officer and Secretary

EQUINOX MINERALS LIMITED

ARBN 108 066 986

June 29, 2006

Equinox Increases Lumwana Mine Life to 37 Years

Announces Fixed-Price EPC Contract with Ausenco-Bateman JV

Releases Updated Capital Costs

and Mandates additional Debt Capacity to include Mining Fleet

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") is pleased to present an update on progress at the Lumwana Copper Project in Zambia ("Lumwana").

Revised Lumwana Resources and Reserves

The Lumwana Project includes the Malundwe and Chimiwungo deposits. An in-fill drilling program has been completed at Lumwana to convert 'Inferred Resources' to 'Indicated Resources' category. Golder Associates Pty. Ltd. ("Golder") has revised the Lumwana Resource Estimate in accordance with the JORC Code and CIM NI 43-101 Standards and using a 0.2% copper cut-off, as follows:

Lumwana Resources : Measured + Indicated + Inferred					
Category	**Tonnage (Mt)**	**Cu (%)**	**Co (ppm)**	**Au (g/t)**	**Contained Copper MM lbs Cu**
Measured	129.5	0.89	238	0.03	2,541
Indicated	228.6	0.68	153	0.02	3,427
Total M + I	**358.1**	**0.76**	**184**	**0.02**	**5,968**
Inferred	564.4	0.63	46	0.01	7,839

Note that there has been no change to the Lumwana Uranium resources as reported in October 20, 2005.

The revised total Lumwana Measured and Indicated Resource shows an overall increase of 21%, with a 9% increase for Malundwe and a 43% increase for Chimiwungo. The high rate of conversion from Inferred to Indicated categories following additional in-fill drilling confirms the consistency and predictability of the Lumwana orebodies.

As a result, Equinox has been able, in conjunction with Golder, to revise the Lumwana copper ore reserves and mineral resources contained within the engineered pit designs. The revised sulphide ore reserves and mineral resources within the engineered pits are now as follows:

Lumwana Sulphide Reserve and Resource Within Engineered Pits		
Deposit	**Tonnage (Mt)**	**Cu (%)**
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	**121.1**	**0.89**
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	**200.2**	**0.62**
Inferred Resource	413.0	0.60
Combined Malundwe + Chimiwungo		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Inferred Resource	417.2	0.60

The Mineral Reserve and Resource within engineered pits were determined by Golder on the basis of 12.5mx12.5mx4m block models, including mining dilution and recovery, and optimised by Whittle 4X software with associated pit designs generated using Vulcan software. The cut-offs applied were based on $1.20/lb Cu, resulting in sulphide cut-off grades of 0.16% for Malundwe and 0.21% for Chimiwungo. Note: All currency is specified in US$ unless otherwise stated.

As a consequence of the in-fill drilling program and the re-design of the Lumwana pits at a copper price of $1.20/lb the defined Mineral Reserves have now increased 28% for Malundwe and by a very significant 70% for Chimiwungo. At Chimiwungo the engineered pit optimisation results in the 3 stand alone pits previously designed now merging into one single large pit. The increased Malundwe Mineral Reserves extend the mine life of the Malundwe pit from 5 to 6 years. Combined, the result is that Lumwana mine life doubles, going from 18 years to 37 years, including Proved and Probable Mineral Reserves alone of 16 years. The Lumwana mine plan continues to conservatively assume no by-product credits for cobalt or uranium. In compliance with NI43-101 Equinox and its consultants are preparing an Amended Technical Report for release within 45 days of this press release.

EPC Fixed-Price Construction Contract with Ausenco – Bateman JV ("ABJV")

Equinox and the joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman") have agreed the terms of an Engineering, Procurement & Construction ("EPC") contract for the Lumwana Project. Following a detailed review and negotiation, the ABJV Guaranteed Maximum Price ("GMP") is $381 million with an end of Q1-2008 commissioning 'Completion Schedule'. Over the coming months, further detailed design, implementation and risk mitigation programs are expected to reduce the GMP to a lower 'fixed-price'. The GMP includes the project capital cost, engineering, contingency, escalation and EPC fee to the ABJV and represents a substantially increased scope for the ABJV so as to minimise cost overrun and completion risk for Equinox and its Financiers.

Lumwana Mining Fleet included in Debt Financing

On 3 August 2005 Equinox announced that it had mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFI's") and Export Credit Agencies ("ECA's") to provide US$355 million in project finance loans for the Lumwana Project, which includes US$50 million in sub-ordinated debt.

Equinox has since mandated an additional US$60 million in loans, expanding the total Lumwana Project debt facility to US$415 million. In addition, Equinox is pleased to announce that it has mandated the asset-backed financing of the Lumwana mining fleet for a total of US$133.3 million.

Revised Capital Costs

The revised pre-production Capital Cost estimate for Lumwana is as follows:

Lumwana Capital Costs	
	$MM
Mining	
Pre-Production Mining Costs (Pre-strip) & Ancillary Equipment	81
Processing	
ABJV EPC contract - Process Plant & Related Infrastructure [1]	381
Pre-Production – Other	28
Tailings Dam & Storage & Water Management	26
General and Administration	43
TOTAL DIRECT COSTS	**559**
Mining Fleet	165
Contingency & Accuracy	38
TOTAL including Mining Fleet	**762**

[1] Includes engineering, contingency, escalation and fee for the EPC. Note: All currency is specified in US$ unless otherwise stated.

Construction Activities

Construction activities continue to ramp up with the commencement of the keyway installation for the tails and water storage facilities, completion of the key arterial roads to the various work fronts (ie: plant site, heavy industrial area, mine and town), clearing and stripping activities on the Malundwe pit foot-print and the necessary build up in provision of construction accommodation. Long-lead items currently under manufacture (primarily the mining fleet and major plant items) remain on schedule.

Development Timetable

Equinox is currently working with its Financiers towards the completion of Lumwana Project debt financing. It is anticipated that the final approval from the Financiers for debt completion, subject to various conditions precedent, will be concluded at the end of Q3-2006.

The Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, and any requirements for additional capital and hedging. Offtake negotiations with respect to concentrate placement are at an advanced stage with several parties.

Commenting on progress, Craig Williams, Equinox President and CEO said "the significant increase in Proven and Probable Reserves as well as mine life coupled with the certainty provided by having a fixed price EPC effectively limits our exposure to any possible schedule or capital cost overruns and provides a strong level of confidence in the Lumwana development going forward. With respect to any further additional

capital required, there are a number of different capital market and corporate financing alternatives available to Equinox. As the Company is currently adequately funded following the major capital raising earlier this year, Equinox will assess these options at the appropriate time. The completion of debt financing by Q4-2006 will allow us to maintain the momentum of the project through construction to commissioning in Q1-2008."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

June 30, 2006

Equinox Closes Second Tranche of US$30 million Private Placement to ZCCM Investments Holdings

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") is pleased to announce that it has successfully closed the second and concluding tranche of its non-brokered US$30 million private placement of Equinox common shares ("**Shares**") to **ZCCM Investments Holdings Plc (LSE: ZCC)** ("**ZCCM-IH**"), the mining investment arm of the Government of the Republic of Zambia ("**GRZ**"), as announced on March 22, 2006.

Equinox raised gross proceeds of C$16,738,500 (US$15,000,000) from this final placement of 10,833,980 Shares issued to ZCCM on June 30, 2006, (the "**Second Subscription Date**").

The subscription price was C$1.545 per Share which equals 1.15 times the volume-weighted average trading price ("**VWAP**") of Shares on the Toronto Stock Exchange ("**TSX**") calculated over the five business day period immediately preceding the Second Subscription Date.

Commenting on the completion of the US$30 million private placement, Craig R. Williams - President & Chief Executive Officer said, "ZCCM-IH holds many project level investments in Zambia. We are greatly honored that for the very first time, ZCCM-IH is making a unique investment into a mining project at the public company level, shoulder to shoulder with all other equity investors and stakeholders. This investment highlights the fact that Lumwana is a true public/private sector partnership with the GRZ and validates their support for this important development and their recognition of our commitment to support the development of the nation."

The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for its expanded Zambian exploration program and for general working capital.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

On Behalf of the Board of Directors of Equinox.

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

June 30, 2006

Item 3 News Release

A news release in respect of the material change was issued on June 30, 2006 through the facilities of the CCNMatthews and subsequently filed on SEDAR.

A copy of the News Release is attached as Schedule “A”.

Item 4 Summary of Material Change

Equinox Minerals Limited ("Equinox" or the "Company") announced on June 30, 2006 that it had successfully closed the second and concluding tranche of its non-brokered US$30 million private placement of Equinox common shares (“Shares”) to ZCCM Investments Holdings Plc ("ZCCM") as announced on March 22, 2006. Equinox raised gross proceeds of C$16,738,500 (US$15,000,000) from this final placement of 10,833,980 Shares issued to ZCCM on June 30, 2006. The subscription price was C$1.545 per Share which equals 1.15 times the volume-weighted average trading price of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding June 30, 2006.

Item 5 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

July 4, 2006

EQUINOX MINERALS LIMITED

By: *"Craig R. Williams"*
Name: Craig R. Williams
Title: President and Chief Executive Officer

Schedule "A"

EQUINOX MINERALS LIMITED

ARBN 108 066 986

June 30, 2006

Equinox Closes Second Tranche of US$30 million Private Placement to ZCCM Investments Holdings

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX: EQN) ("**Equinox**" or the "**Company**") is pleased to announce that it has successfully closed the second and concluding tranche of its non-brokered US$30 million private placement of Equinox common shares ("**Shares**") to **ZCCM Investments Holdings Plc (LSE: ZCC)** ("**ZCCM-IH**"), the mining investment arm of the Government of the Republic of Zambia ("**GRZ**"), as announced on March 22, 2006.

Equinox raised gross proceeds of C$16,738,500 (US$15,000,000) from this final placement of 10,833,980 Shares issued to ZCCM on June 30, 2006, (the "**Second Subscription Date**").

The subscription price was C$1.545 per Share which equals 1.15 times the volume-weighted average trading price ("**VWAP**") of Shares on the Toronto Stock Exchange ("**TSX**") calculated over the five business day period immediately preceding the Second Subscription Date.

Commenting on the completion of the US$30 million private placement, Craig R. Williams - President & Chief Executive Officer said, "ZCCM-IH holds many project level investments in Zambia. We are greatly honored that for the very first time, ZCCM-IH is making a unique investment into a mining project at the public company level, shoulder to shoulder with all other equity investors and stakeholders. This investment highlights the fact that Lumwana is a true public/private sector partnership with the GRZ and validates their support for this important development and their recognition of our commitment to support the development of the nation."

The net proceeds of the offering will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for its expanded Zambian exploration program and for general working capital.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

On Behalf of the Board of Directors of Equinox.

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

July 05, 2006

Equinox Finds 2.0 km "Kanga" Geophysical Anomaly Near Lumwana Process Plant Drilling Commences Shortly

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX: EQN) ("Equinox" or the "Company") is pleased to announce the delineation of a series of highly prospective geophysical anomalies that stretch over a strike length of 2.0 kilometres known as the Kanga Prospect ("Kanga") occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit where the Company is currently developing its Lumwana Copper Project ("Lumwana") in Zambia.

The Malundwe deposit, the first to be mined, remains open in three directions. It contains some 3 Billion lbs of contained copper (see Company announcement June 29, 2005 for detailed resources and reserves). The Lumwana process plant , currently under construction, is only 5 km from this anomaly.

The detection of this large anomaly (see **Figure 1.** below) follows an extensive program of Induced Polarisation ("IP") geophysics conducted over the course of the year. IP has already proved effective in locating copper–cobalt sulphide mineralisation elsewhere in the Lumwana area and proved invaluable in the discovery of the Chimiwungo North deposit in 2004 where 28 out of 30 x RC holes intersected sulphide mineralisation.

This month, Equinox will commence an exploration program including 10,000m of RC drilling, to test Kanga and other priority targets in the region.

Craig Williams, President of Equinox stated that "Kanga may represent a continuation of the major controlling mineralising structure that hosts the currently defined Malundwe deposit. Due to its close proximity to planned Lumwana infrastructure, a discovery at Kanga may yet further enhance the economics of the Lumwana Project. The recently completed Lumwana IP geophysics program and the drilling planned for Kanga represent the first steps by Equinox in its substantially expanded Zambian exploration effort."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

Figure 1.


372000m
Malundwe IP Anomaly
Malundwe Proposed Open Pit
Kanga IP Anomalous Zone
Lumwana Mine Layout
Malundwe
Plant
Kanga Prospect
Chimiwungo
0.2 0 0.2 0.4 Kilometers
Drilling
Drill Holes
Kanga IP Geophysical Anomalous Zone Lumwana Zambia

<u>**For further information please contact:**</u>

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

<u>**Cautionary Language and Forward Looking Statements**</u>

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details. A further Amended Technical Report will be released within 45 days of this press release.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

Alternate Monthly Report (July 10, 2006)

EQUINOX MINERALS LIMITED

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on January 10, 2006, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has acquired an additional 11,524,499 common shares of Equinox Minerals Limited ("Equinox"). During this period the issued and outstanding share capital number increased. These changes represent an increase in G&C's position in Equinox of 2.20%, on an undiluted basis, as of June 30, 2006.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 38,674,365 common shares of Equinox. This represents an approximate 10.76% interest, on an undiluted basis, as of June 30, 2006.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 38,674,365 common shares of Equinox, representing an approximate 10.76% interest, on an undiluted basis, as of June 30, 2006.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Equinox acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not applicable.

(i) **Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.**

DATED this 10th day of July, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice-President, Counselling and Chief Investment Strategist

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 28, 2006

"Craig R Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 28, 2006

"Michael J Klessens"

Michael J. Klessens
Chief Financial Officer

Interim Financial Statements
(July 28, 2006)

EQUINOX MINERALS LIMITED

Development Stage Entity

Consolidated Financial Statements

Second Quarter – June 30, 2006
Unaudited
Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED BALANCE SHEETS
As at June 30, 2006 and December 31, 2005
(unaudited)

	Notes	June 30 2006	December 31 2005
		$	$
ASSETS			
Current assets			
Cash and cash equivalents		101,505,380	111,689,812
Restricted Cash	4	1,127,614	55,464
Accounts receivable		1,681,833	144,330
Prepayments		12,664	50,970
		104,327,491	111,940,576
Property, plant and equipment	5	66,644,626	5,921,924
Deferred exploration and evaluation	6	40,584,246	39,555,390
Deferred financing fees	7	2,640,533	1,483,861
Equity Investment	8	1,828,987	-
Other financial assets	9	750,000	-
		216,775,883	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		13,862,430	3,067,064
Long term debt		8,785,700	8,291,150
Employee future benefits		180,612	230,439
		22,828,742	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	10	207,321,738	162,940,552
Deficit		(30,016,903)	(18,691,808)
Contributed surplus	11	16,654,647	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		193,947,141	**147,313,098**
		216,775,883	**158,901,751**
Commitments for expenditure	12		
Contingent liabilities and guarantees	13		

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the three and six months ended June 30, 2006 and 2005
(Unaudited)

	Notes	Three months ended June 30 2006	Three months ended June 30 2005	Six Months ended June 30 2006	Six Months ended June 30 2005	Cumulative from inception on June 29 1993
		$	$	$	$	$
Other Income	2	4,058,353	26,341	5,935,518	139,027	9,491,273
Expenditure						
Exploration		492,280	477,687	1,074,309	1,002,799	12,706,454
General and administration		1,818,961	558,761	2,746,025	989,652	9,976,698
Incentive stock options expensed		12,258,057	394,683	13,577,952	824,516	16,654,647
Amortization of property, plant and equipment		24,855	14,129	45,141	29,379	615,691
		14,594,153	1,445,260	17,443,427	2,846,346	39,953,490
Loss before non controlling interest		**(10,535,800)**	(1,418,919)	**(11,507,909)**	(2,707,319)	**(30,462,217)**
Non controlling interest	4	-	128,000	182,814	262,500	445,314
Loss for the period		**(10,535,800)**	**(1,290,919)**	**(11,325,095)**	**(2,444,819)**	**(30,016,903)**
Deficit – beginning of period		(19,481,103)	(13,199,701)	(18,691,808)	(12,045,801)	
Deficit – end of period		**(30,016,903)**	**(14,490,620)**	**(30,016,903)**	**(14,490,620)**	
Basic and diluted loss per share		0.030	0.012	0.033	0.024	
Weighted average number of shares outstanding		348,613,210	110,429,919	343,527,024	103,506,497	

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2006 and 2005
(Unaudited)

	Three months ended June 30		Six months ended June 30		Cumulative from inception on June 29
	2006	2005	2006	2005	1993
	$	$	$	$	$
Cash flows (used in) / provided by operating activities					
Loss for the period	(10,535,800)	(1,290,919)	(11,325,095)	(2,444,819)	(30,016,903)
Items not affecting cash:					
Amortization of property, plant and equipment	24,855	14,129	45,141	29,379	615,691
Unrealised foreign exchange (gain) / loss	(332,805)	19,495	(1,012,976)	(67,663)	(753,245)
Incentive stock option expense	12,258,057	394,683	13,577,952	824,516	16,654,647
Gain on sale of Alturas Minerals Corp.	(2,457,315)	-	(2,457,315)	-	(2,457,315)
Gain (Loss) on sale of property, plant and equipment	(6,541)	-	(6,541)	-	(23,158)
Non-cash exploration written off	-	-	-	-	104,392
Other	-	-	-	-	303,266
Proceeds from sale of property, plant & equipment	7,433	-	7,433	-	47,472
Changes in non-cash working capital					
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits	(143,426)	640,611	(321,659)	510,520	1,406,678
(Increase) / decrease in accounts receivable and prepayments	773,517	(460,474)	(27,389)	(596,584)	(24,616)
	(412,025)	**(682,475)**	**(1,520,449)**	**(1,744,651)**	**(14,143,091)**
Cash flows (used in) / provided by financing activities					
Issue of share capital	15,000,000	-	45,205,905	7,114,455	219,909,680
Share issue costs	(11,874)	(25,896)	(824,717)	(661,138)	(13,411,547)
Deferred financing fees	(782,551)	-	(1,156,672)	-	(2,640,533)
Proceeds from borrowings	-	-	-	-	13,727,345
Repayment of borrowings	-	-	-	-	(7,000,000)
Finance lease principal repayments	-	-	-	-	(65,265)
	14,205,575	**(25,896)**	**43,224,516**	**6,453,317**	**210,519,680**
Cash flows (used in) / provided by investing activities					
Deferred exploration and evaluation costs	(142,221)	(3,622,919)	(294,949)	(4,980,782)	(36,908,396)
Decrease / (increase) in restricted cash	(1,073,601)	(15,974)	(1,072,150)	(39,349)	(1,127,614)
Payments for property, plant and equipment	(26,613,538)	-	(52,128,269)	-	(59,065,439)
	(27,829,360)	**(3,638,893)**	**(53,495,368)**	**(5,020,131)**	**(97,101,449)**
Net (decrease) increase in cash and cash equivalents	**(14,035,810)**	**(4,347,264)**	**(11,791,301)**	**(311,465)**	**99,275,140**
Cash and cash equivalents – beginning of period	114,617,411	7,674,766	111,689,812	3,640,946	-
Effects of exchange rate changes on cash held in foreign currencies	923,779	2,012	1,606,869	33	2,230,240
Cash and cash equivalents – end of period	**101,505,380**	**3,329,514**	**101,505,380**	**3,329,514**	**101,505,380**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005 (Unaudited)

1 BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2005, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In addition to accounting policies and practices disclosed in the audited annual consolidated financial statements investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

2 OTHER INCOME

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Interest income	1,248,546	51,823	2,451,578	80,023
Foreign exchange gain (loss)	351,547	(23,967)	1,014,583	60,519
Gain on dilution of Alturas Minerals Corp.	2,457,315	-	2,457,315	-
Other	945	(1,515)	12,042	(1,515)
	4,058,353	**26,341**	**5,935,518**	**139,027**

3 RESTRICTED CASH

	June 30 2006 $	December 31 2005 $
Cash deposits held as security	1,127,614	55,464

As at June 30, 2006 deposits and bonds of $55,464 was held as security in relation to office premises and exploration tenements and $1,072,150 as collateral for a letter of credit issued in relation to the Lumwana mine development. Deposits have a term of between six and twelve months and are rolled forward for duration of the underlying contract and the letter of credit will expire in less than twelve months.

4 NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL (''Alturas Peru''), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru has incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ("Alturas") was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,808,987 dilution gain and a $628,328 cost recovery. Immediately on completion of the Amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Equinox remains the majority shareholder in ALT holding 30.5% of the issued and outstanding shares and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 1.

5 PROPERTY, PLANT AND EQUIPMENT

	June 30 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(72,423)	(60,032)
	52,751	22,473
Plant & equipment		
Plant & equipment – at cost	2,440,931	1,307,234
Less: accumulated amortization	(997,613)	(910,282)
	1,443,318	396,952
Construction in progress – at cost	37,315,746	5,502,499
Mine development– at cost	27,832,811	-
Total property, plant and equipment	**66,644,626**	**5,921,924**

6 DEFERRED EXPLORATION AND EVALUATION

	June 30 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	294,949	12,793,635
Foreign exchange loss (gain)	494,550	(1,239,264)
Interest on long term debt	239,357	433,494
Cost – end of the period	**40,584,246**	**39,555,390**

7 DEFERRED FINANCING FEES

	June 30 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	1,483,861	-
Deferred fees incurred during the period	1,156,672	1,483,861
Cost – end of the period	**2,640,533**	**1,483,861**

8 EQUITY INVESTMENT

(a) Carrying amounts

	Ownership Interest			
	June 30	December 31	June 30	December 31
Name of Company	2006	2005	2006	2005
	%	%	$	$
Alturas Minerals Corp.	30.5	-	1,828,987	-

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V.

	June 30 2006	December 31 2005
	$	$
(b) Movements in carrying amounts		
Opening carrying value in Equinox - at cost	-	-
Dilution gain arising from private placement	1,828,987	-
Carrying value at end of the period	1,828,987	-

The market value of the Company's investment in Alturas Minerals Corp. based the closing share price of C$0.48 at June 30, 2006 is $4,001,088.

9 OTHER FINANCIAL ASSETS

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010. Alturas has the right to repay Equinox the owed amount in whole at any time and the promissory note is non-assignable.

10 SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(64,424)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
	Balance at June 30, 2006	**359,328,135**			**$207,321,738**

The net proceeds from shares issued during the period will be used to fund the Company's Lumwana Project as well as for an expanded Zambian exploration program and general working capital.

(c) Stock Options

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the "Plans"). Options may be granted under the Plans to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10%

of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules, such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at June 30, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
			(Years)		
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.2**	**5,146,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	8.7	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.9	50,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.2	297,333	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.5**	**6,110,667**	**C$0.70**
Options issued, vesting over 2 years	750,000	C$0.85	9.2	250,000	C$0..85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.5	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	9.2	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.5	4,920,565	C$0.95
Options exercised	-	-	-	-	-
Options forfeited or expired	-	-	-	-	-
Outstanding at June 30, 2006	**29,395,565**	**C$0.80**	**8.7**	**18,524,232**	**C$0.78**
Available for grant at June 30, 2006	6,537,248				

The fair value of the 13,978,565 options granted to directors over the last twelve months and approved by shareholders during the quarter under the terms of the Incentive Stock Option Plan and Chairman's Incentive Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4.18% to 4.24%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 13,978,565 directors options approved amounts to $13,588,686 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $12,258,057 for the quarter.

11 CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at December 31, 2005	**3,076,695**
Stock based compensation – Quarter 1, 2006	1,319,895
Stock based compensation – Quarter 2, 2006	12,258,057
Balance at June 30, 2006	**16,654,647**

12 COMMITMENTS FOR EXPENDITURE

(a) Exploration Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at June 30, 2006 of $1,693,841 (December 31, 2005 - $1,526,543) for the next twelve months. These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Project Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at June 30, 2006 was $119,973,600 (December 31, 2005: $39,896,993). Cancellation exposure on the Lumwana capital commitments is $17,558,652 at June 30, 2006. All commitments are expected to be settled within the next year. Equinox expects Lumwana Project debt financing to complete by the end of Q3-2006, subject to various conditions precedent.

(c) Lease commitments

	June 30 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	125,602	143,959
Within 1 to 2 years	14,145	195,336
Within 2 to 3 years	-	7,668
Total commitments	**139,747**	**246,963**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

13 CONTINGENT LIABILITIES & GUARANTEES

Lumwana Project Long Term Power Construction and Supply Agreements

Under the terms of the Lumwana Project long term power construction and supply agreements signed with ZESCO Limited ("ZESCO") on February 16, 2006, in the event that Equinox fails to meet its obligations to take power under the agreement and ZESCO terminates the agreement, Equinox may be liable for damages. The maximum aggregate amount of damages payable to ZESCO by Equinox is equal to the full cost of the ZESCO works less any capital contribution. In connection with the ZESCO agreements, Equinox Minerals Limited has guaranteed that its wholly owned subsidiary Equinox Copper Ventures Limited ("ECVL") will perform all its obligations contained in the agreements.

14 SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration and mine development', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and pre-development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru
Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting Total Assets	June 30 2006	December 31 2005
	$	$
Zambia	206,434,828	48,193,987
Australia	6,351,578	14,127,804
Canada	3,989,477	96,478,128
Peru	-	101,832
	216,775,883	**158,901,751**

15 RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the three and six months ended June 30, 2006 was $nil (2005: $41,652) and $113,000 (2005: $74,652) respectively.

Oreforming Solutions SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three and six months ended June 30, 2006 was $nil (2005: $33,000) and $33,000 (2005: $66,000) respectively.

Gestora de Negocios e Inversiones SA, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three and six months ended June 30, 2006 was $nil (2005: $7,200) and $7,200 (2005: $14,400) respectively.

Equinox CEO and director Craig Williams is also a director of Alturas. On March 31,2006 Alturas issued a $750,000 promissory note to Equinox as detailed in note 9.

EQUINOX MINERALS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2006

The following discussion and analysis for Equinox Minerals Limited ("Equinox" or the "Company") should be read in conjunction with the June 2006 unaudited and December 2005 audited consolidated financial statements and notes related thereto. This information is presented as of July 27, 2006. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. Overview Summary

Equinox Minerals Limited (Equinox" or the "Company") is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

The principal assets of Equinox are:

1.1 Development and exploration interests in Zambia

Copper Projects & Exploration

The 100% owned Lumwana Copper Project ("Lumwana") is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

On April 3, 2006 the Company announced that it had closed the first of two tranches of a non-brokered US$30 million private placement of Equinox common shares ("Shares") to ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM-IH"), the mining investment arm of the Government of the Republic of Zambia ("GRZ"). Equinox raised gross proceeds of C$17,440,500 (US$15,000,000), placing 9,227,777 Shares to ZCCM-IH on March 31, 2006 (the "Initial Subscription Date"). The subscription price was C$1.89 per Share equalling 1.20 x the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding the Initial Subscription Date.

On June 29, 2006 the Company released a major progress update in which it announced a significant increase in Lumwana Mine Life to 37 Years, announced that the Lumwana Fixed-Price EPC had been signed with the Ausenco-Bateman JV, presented the latest updated Capital Costs and announced the mandating of additional debt capacity to include the Mining Fleet.

On June 30, 2006 the Company announced that it has successfully closed the second and concluding tranche of its non-brokered US$30 million private placement of Equinox common shares ("Shares") to ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM-IH"), the mining investment arm of the Government of the Republic of Zambia ("GRZ"). Equinox raised gross proceeds of C$16,738,499 (US$15,000,000) from this final placement of 10,833,980 Shares to ZCCM-IH on June 30, 2006, (the "Second Subscription Date"). The subscription price was C$1.545 per Share which equals 1.15 times the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding the Second Subscription Date.

On July 05, 2006 the Company announced the delineation of a series of highly prospective geophysical anomalies that stretch over a strike length of 2.0 kilometres known as the Kanga Prospect ("Kanga")

occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit where the Company is currently developing Lumwana. The announcement confirmed the commencement of an exploration program including 10,000m of RC drilling to test Kanga and other priority targets in the region.

The Company's objective is to continue to progress and maintain its present Lumwana construction schedule utilizing funds at hand. Equinox expects Lumwana Project debt financing to complete at the end of Q3-2006, subject to various conditions precedent.

1.2 Exploration interests in Australia, Sweden and Peru

Iron Oxide Copper-Gold Projects ("IOCG")

Equinox holds tenements prospective for iron oxide copper gold mineralization in the Cloncurry region of North Queensland ("Cloncurry"), the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden.

Exploration joint ventures exist with Minotaur Exploration Ltd. ("Minotaur" and ASX: "MEP") in the Gawler, with Southern Cross Resources Inc. ("Southern Cross" and TSX: "SXR") with respect to the Curnamona and with Phelps Dodge Corporation ("Phelps" and NYSE: "PD") for Norrbotten in Sweden. Uranium rights to the Nuckulla Hill tenement in the Curnamona Craton have been separated from the Minotaur joint venture ("JV") and a separate JV has been struck with Toro Energy to explore the licence area for uranium deposits. Toro Energy (ASX: "TOE") (an amalgamation of the assets of Oxiana Limited and Minotaur Exploration Limited) was listed on the ASX on March 23, 2006.

Nickel Sulphide Projects

Equinox is exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ("Cowan") with Bullion Minerals Ltd ("Bullion", ASX: "BLN"). Bullion has recently listed a gold exploration company, Chalice Gold (ASX: "CHN") to explore these same tenements for gold. CHN has prepared a deed that preserves Equinox's nickel exploration rights under the EQN-BLN joint venture. BLN has been renamed Uranium Equities Limited (ASX: "UEQ") and holds uranium exploration leases throughout Australia.

Epithermal Gold and Base Metal Exploration

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. Proceeds of the offering are being used for the exploration of the Peruvian gold and copper-gold properties held by Alturas and for general working capital purposes.

Immediately on completion of the amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

2. Significant Event Summary

❖ **Zambia**

First Tranche Closed in US$30M Private Placement to ZCCM Investments Holdings

On April 3, 2006 the Company announced that it has successfully closed the first of two tranches of its non-brokered US$30 million private placement of Equinox common shares ("Shares") to ZCCM Investments Holdings Plc (LSE: ZCC) ("ZCCM-IH"), the mining investment arm of the Government of the Republic of Zambia ("GRZ") as announced on March 22, 2006.

Equinox raised gross proceeds of C$17,440,500 (US$15,000,000) from this initial placement of 9,227,777 Shares issued to ZCCM on March 31, 2006 (the "Initial Subscription Date"). The subscription price was C$1.89 per Share which equals 1.20 times the volume-weighted average trading price ("VWAP") of Shares on the Toronto Stock Exchange ("TSX") calculated over the five business day period immediately preceding the Initial Subscription Date.

Completes and Closes Financing in US$30M Private Placement to ZCCM Investments Holdings

On June 30, 2006 the Company announced that it has successfully closed the second and concluding tranche of its non-brokered US$30 million private placement to ZCCM-IH.

Equinox raised gross proceeds of C$16,738,499 (US$15,000,000) from this final placement of 10,833,980 Shares issued to ZCCM on June 30, 2006, (the "Second Subscription Date"). The subscription price was C$1.545 per Share which equals 1.15 times the VWAP of Shares on the TSX calculated over the five business day period immediately preceding the Second Subscription Date.

The net proceeds of the both offerings will be used to fund, in part, the development of Equinox's Lumwana copper project in Zambia, for expanded Zambian exploration and for general working capital.

Lumwana Development Update

On June 29, 2006 the Company released a major progress update in which it announced a significant increase in Lumwana Mine Life; announced the signing of the fixed-price Lumwana EPC with the Ausenco-Bateman JV; presented the latest updated Capital Costs, announced the mandating of additional debt capacity including debt for the Mining Fleet and offered a progress update.

Revised Lumwana Resources and Reserves

An in-fill drilling program has been completed at Lumwana to convert 'Inferred Resources' to 'Indicated Resources' category. Golder Associates Pty. Ltd. ("Golder") has revised the Lumwana Resource Estimate in accordance with the JORC Code and CIM NI 43-101 Standards.

Using a 0.2% copper cut-off, the revised total Measured and Indicated Resource increased by 21% with a 9% increase for Malundwe and a 43% increase for Chimiwungo. The high rate of conversion from Inferred to Indicated categories following addition in-fill drilling confirms the consistency and predictability of the Lumwana ore bodies.

As a consequence of the in-fill drilling program and the re-design of the Lumwana pits at a copper price of $1.20/lb, the defined Mineral Reserves increase by 28% for Malundwe and by a very significant 70% for Chimiwungo.

At Chimiwungo the engineered pit optimisation results in the 3 stand alone pits previously designed now merging into a single large pit. The increased Malundwe Mineral Reserves extend the mine life of the Malundwe pit from 5 to 6 years. Combined, Lumwana's mine life doubles, going from 18 years to 37 years, including Proved and Probable Mineral Reserves alone of 16 years. The Lumwana mine plan continues to conservatively assume no by-product credits for cobalt or uranium.

EPC Fixed-Price Construction Contract with Ausenco – Bateman JV ("ABJV")

The Company and the joint venture of Ausenco International Pty Ltd ("Ausenco") and Bateman Minerals and Metals Pty Ltd ("Bateman") have agreed the terms of an Engineering, Procurement & Construction ("EPC") contract for the Lumwana Project.

Over the coming months, further planning, detailed design, implementation and risk mitigation programs are expected to optimise both the Guaranteed Maximum Price ("GMP") and project schedule. The GMP includes the project capital cost, engineering, contingency, escalation and EPC fee to the ABJV and represents a substantially increased scope for the ABJV so as to minimise cost overrun and completion risk for Equinox and its Financiers.

Lumwana Mining Fleet included in Debt Financing

On 3 August 2005 Equinox announced that it had mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFI's") and Export Credit Agencies ("ECA's") to provide US$355 million in project finance loans for the Lumwana Project, which includes US$50 million in sub-ordinated debt. In addition to this, the Company announced an additional mandate for US$60 million in loans, expanding the total Lumwana Project debt facility to US$415 million. Furthermore, Equinox announced that it has mandated the asset-backed financing for the Lumwana mining fleet for a total of US$133.3 million.

Construction Activities

The Company reports that construction activities continue to ramp up with the commencement of the keyway installation for the tails and water storage dam, completion of the key arterial roads to the various work fronts (ie: plant site, heavy industrial area, mine and town), clearing and stripping activities on the Malundwe pit foot-print and the necessary build up in provision of construction accommodation. Long-lead items currently under manufacture (primarily the mining fleet and major plant items) remain on schedule.

Development Timetable

The Company reports that it is currently working with its Financiers towards the completion of Lumwana Project debt financing, approval for which, subject to various conditions precedent, is expected at the end of Q3-2006. The Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, and any requirements for additional capital and hedging.

Offtake negotiations with respect to concentrate placement are at an advanced stage with several parties.

❖ Australia

Cowan: Western Australia (Equinox earning up to 50%)

Soil geochemistry at the Neptune target identified coincident elevated Ni-Cu anomalies along the eastern flank of the property. Electromagnetic data ("TEM") was acquired for this area during November 2005 and interpretation of this data in the current period shows a coincidence of conductivity highs with the elevated nickel-copper values.

Field mapping during August 2005 identified a previously unrecorded komatiitic volcanic unit at Binaronca, the evaluation of which has been undertaken by a TEM survey completed in January 2006. Interpretation of this data identified a series of point source chargeability anomalies on both sides of the komatiite unit. In addition, two other TEM anomalies were identified, one of which is associated with a historic small-scale copper prospect.

South Australia: Ethiudna and Nuckulla Hill

Equinox completed joint venture documentation with SXR Uranium 1 ("SXR"), formerly Southern Cross Resources, permitting SXR to explore for uranium in the Tertiary age palaeochannels that lie within the

Equinox permit. Equinox retains all rights to the IOCG basement mineralization potential. No fieldwork was conducted by Southern Cross during the quarter.

At Nuckulla Hill, joint venture partner Minotaur Exploration (who discovered the Prominent Hill IOCG deposit in similar terrain; "Minotaur") is targeting IOCG deposits. Minotaur did not undertake any work during the quarter at Nuckulla. Uranium rights to the Nuckulla Hill tenement have been separated from the Minotaur JV and a separate JV has been struck with Toro Energy to explore for uranium deposits. Toro Energy (ASX: "TOE") (an amalgamation of the assets of Oxiana Limited and Minotaur Exploration Limited) was listed on the ASX on March 24, 2006.

Fort Constantine South-Eliza Creek: Northwest Queensland (100%)

The project area adjoins the Ernest Henry Mine and is also prospective for IOCG mineralization. An agreement with the Traditional Owners was concluded and the grant of the Fort Constantine South lease effected. An identical renewal process was also required for the contiguous Eliza Creek lease, as with the Fort Constantine South lease and this too has now been granted.

Equinox and previous joint venture partners have conducted a number of programs at Fort Constantine South, including a low level aeromagnetic survey of the region and ground geophysics over priority targets. Historic, follow up RC drilling intersected copper and gold anomalism within wide zones of intense "Ernest Henry-style" magnetite-pyrite (chalcopyrite) alteration associated with felsic breccias. Two areas untested by drilling and associated with anomalous Bouguer gravity remain to be tested.

A program of data compilation and target generation has been completed for Fort Constantine South. Induced polarization ("IP") conducted here in the past appears to have suffered from coupling with conductive units in the overburden. This has decreased its effectiveness as a test of bedrock conductors. A program of Deep Pole-Dipole IP ground work and interpretation was undertaken and completed during the quarter. A major East-West conductor was identified along the northern flank of a fault, coincident with an elevated magnetic signature. In addition, two other areas, one of which lacks associated magnetics, have been identified on the flanks of the target area.

- **Sweden**

Work conducted in Sweden by Phelps Dodge ("PD") during the 2005 northern winter comprised bottom of till sampling and soil sampling as well as IP surveys. The resultant chargeability anomalies in SW Luossajoki nr1 were diamond drill tested in early 2006, with a copper intercept in one drill hole (PDPAHTDDH02) of 10.1m @ 0.76%Cu and 0.3ppmAu (49.6 – 60.7m). The alteration surrounding this intercept was narrow in its development however, and typical of late vein style mineralization.

At Lappträsken nr 4, recent gravity and bottom-of-till sampling proved encouraging and a restricted drill testing of targets this forthcoming northern winter is planned.

- **Peru**

Equinox remains a Majority Shareholder in Alturas

On April 6, 2006 Alturas completed its amalgamation with Iron Lake Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. Proceeds of the offering are being used for the exploration of the Peruvian gold and copper-gold properties held by Alturas and for general working capital purposes.

Immediately on completion of the amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT". Equinox remains a majority shareholder in Alturas holding 30.5% of the issued and outstanding shares.

❖ Corporate

Equinox Co-founder, Executive Director and Vice President - Exploration Passes Away

On May 9, 2006 the Company regretfully announced the death of Dr. Bruce W. Nisbet, Company Co-founder, Executive Director and Vice President - Exploration, following a brief battle with cancer.

Dr. Nisbet was a highly regarded geoscientist involved in mineral exploration and development internationally for over 30 years. A tremendously respected member of the global mining community, Bruce co-founded Equinox Resources Limited in 1993 with partner Craig Williams, the Company's President and Chief Executive Officer. Dr. Nisbet was instrumental in a number of significant discoveries, including the Ernest Henry Deposit in Queensland, a series of gold deposits in Western Australia including Nimary-Jundee, Dalgaranga, Goongarrie, Mertondale, and the Munni Munni platinum-palladium deposit. In 1994, Dr. Nisbet was jointly awarded "Prospector of the Year" with Mr. Williams; this award granted by the Australian Association of Mining and Exploration Companies in recognition of the joint recipients' track record of discovery.

The Company will assist in establishing a bursary scholarship, in memory of Bruce, to promote the critical combination of field geology and geophysical interpretation - aspects used in the identification of exploration targets, encouraging these core aspects of discovery for future generations of exploration geologists.

Report of Voting Results - Annual General and Special Meeting

On June 7, 2006 the Company announced voting results from the adjourned annual and special meeting held on June 6, 2006. All resolutions put to shareholders were carried.

❖ Subsequent Events

Finds 2.0 km "Kanga" Geophysical Anomaly Near Lumwana Process Plant

On July 05, 2006 Equinox announced the delineation of a series of highly prospective geophysical anomalies that stretch over a strike length of 2.0 kilometres known as the Kanga Prospect ("Kanga") occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit where the Company is currently developing its Lumwana Copper Project ("Lumwana") in Zambia. The Malundwe deposit, the first to be mined, remains open in three directions. It contains some 3 Billion lbs of contained copper.

The detection of Kanga follows an extensive program of Induced Polarisation ("IP") geophysics conducted at Lumwana during the year. IP has already proved effective in locating copper–cobalt sulphide mineralisation elsewhere in the Lumwana area and proved invaluable in the discovery of the Chimiwungo North deposit in 2004 where 28 out of 30 RC holes intersected sulphide mineralisation.

The Company announced the commencement of an exploration program including 10,000m of RC drilling to test Kanga and other priority targets in the region.

❖ Cash Position

At the end of the quarter the Company had cash and cash equivalents of $101,505,380.

2. Selected Financial Information

The table below sets forth selected financial data relating to the Company's quarters and six months ended June 30, 2006 and June 30, 2005. This financial data is derived from the Company's unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

All numbers in US dollars unless otherwise stated

	Quarter Ended		Six Months Ended	
EARNINGS AND DEFICIT	**June 2006**	**June 2005**	**June 2006**	**June 2005**
Other Income	4,058,353	26,341	5,935,518	139,027
Exploration Expense	492,280	477,687	1,074,309	1,002,799
General and Administration	1,818,961	558,761	2,746,025	989,652
Incentive Stock Option Expense	12,258,057	394,683	13,577,952	824,516
Loss	(10,535,800)	(1,290,919)	(11,325,095)	(2,444,819)
Loss per share (dollars)	0.030	0.012	0.033	0.024
Weighted avg # of shares	348,613,210	110,429,919	343,527,024	103,506,497

3. Results of Operations

Three months ended June 30, 2006 v three months ended June 30, 2005

- The substantial difference in Other Income is a result of the gain on dilution of Alturas Minerals Corp. shares of $2,457,315. Foreign exchange movements also led to a gain of $351,547 for the three months ended June 30, 2006 (2005: $1,697 loss) derived from monetary assets and liabilities held in currencies other than US dollars. Interest income of $1,248,546 (2005: $45,020) was earned during the quarter as a result of holding significant cash balances.

  As a result of the amalgamation of Alturas with Iron Lake Minerals on April 6, 2006 Equinox's interest in Alturas dropped from 70% to 30%. The loss of control in-Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,808,987 dilution gain and a $628,328 cost recovery.

- General and administrative costs were higher for the quarter ended June 30, 2006 $1,818,961 (2005: $558,761) due to contract payments made on the death of director Dr Bruce Nisbet as well as increased staffing levels, travel, stock exchange, share registry costs and insurance.
- The significant increase in the incentive stock option expense for the quarter ended June 30, 2006 of $12,258,057 (2005: $394,683) resulted from the vesting of options granted to Directors over the last twelve months and approved at the General Meeting of shareholders held on June 6, 2006.

Six months ended June 30, 2006 v six months ended June 30, 2005

- The substantial difference in Other Income between the periods is a result of foreign exchange movements reflecting a gain of $1,1014,583 for the six months ended June 30, 2006 (2005: $155 loss). These foreign exchange movements are derived from monetary assets and liabilities held in currencies other than US dollars. Interest income of $2,451,578 (2005: $105,798) was earned during the year as a result of holding significant cash balances.

As a result of the amalgamation of Alturas with Iron Lake Minerals on April 6, 2006 Equinox's interest in Alturas dropped from 70% to 30%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,808,987 dilution gain and a $628,328 cost recovery.

- General and administrative costs were higher for the six months ended June 30, 2006 $2,746,025 (2005: $989,652) due to higher staffing levels, travel, stock exchange and share registry costs and insurance costs. In addition contract payments made on the death of director Dr Bruce Nisbet contributed to the higher costs.
- The significant increase in the incentive stock option expense for the six months ended June 30, 2006 of $13,577,952 (2005: $824,516) resulted from the vesting of options granted to Directors over the last twelve months and approved at the General Meeting of shareholders held on June 6, 2006.

4. Discussion of Cash Flows

	Quarter Ended		Six Months Ended	
Cash flows from:	**June 2006**	**June 2005**	**June 2006**	**June 2005**
Operating activities	(412,025)	(682,475)	(1,520,449)	(1,744,651)
Financing activities	14,205,575	(25,896)	43,224,516	6,453,317
Investing activities	(27,829,360)	(3,638,893)	(53,495,368)	(5,020,131)

Three months ended June 30, 2006 v three months ended June 30, 2005

- Cash outflow from operating activities was $412,025 (2005: $682,475). Interest income generated from cash balances held has offset the increased cost of running both the Perth and Toronto corporate offices.
- Cash inflow from financing activities generated $14,205,575 (2005: $25,896 outflow). This principally resulted from the final tranche of a private placement with ZCCM which closed on June 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

  Deferred financing fees of $782,551 were paid in the current quarter in relation to the mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.
- Cash outflows from investing activities $27,829,360 (2005: $3,638,893) are principally due to the payments for long lead items and other costs associated with the Lumwana Project.

Six months ended June 30, 2006 v six months ended June 30, 2005

- Cash outflow from operating activities was $1,520,449 (2005: $1,744,651). Interest income generated from cash balances held has offset the increased cost of running both the Perth and Toronto corporate offices.
- Cash inflow from financing activities generated $43,224,516 (2005: $6,453,317). This principally was the result of three equity issues.

  The first took place on January 5, 2006 when Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

  The second was the first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross and net proceeds of C$17,440,499 (US$15,000,000).

The third was the second and final tranche of a private placement with ZCCM which closed on June 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

Deferred financing fees of $1,156,672 were paid in the six months in relation to the $355,000,000 mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.

- Cash outflows from investing activities $53,495,368 (2005: $5,020,131) are principally due to the payments for long lead items and other costs associated with the Lumwana Project.

5. Discussion of Financial Position and Liquidity

	June 30 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	101,505,380	111,689,812
Other current assets	2,822,111	250,764
Capital assets	107,228,872	45,477,314
Other non-current assets	5,219,520	1,483,861
Total assets	216,775,883	158,901,751
Liabilities		
Current liabilities	13,862,430	3,067,064
Long-term debt	8,785,700	8,291,150
Employee future benefits	180,612	230,439
Total liabilities	22,828,742	11,588,653
Shareholders' equity	193,947,141	147,313,098
Outstanding number of shares	359,328,135	317,113,253

Cash and Cash Equivalents

Cash and cash equivalents decreased to $101,505,380 at June 30, 2006 (December 31, 2005: $111,689,812), primarily due to expenditure on capital assets for the Lumwana Project offset in part by the issues of equity during the period.

Capital Assets

The increase in capital assets at June 30, 2006 to $107,228,872 (December 31, 2005: $46,961,175) is principally related with activities on the Luwmana Project as follows:

- Capitalization of the deferred exploration and evaluation costs of $40,584,246 (December 31, 2005: $39,555,390).
- Construction in progress of $37,315,746 (December 31, 2005: $5,502,499) associated with payments for long lead items and other costs capital for the Lumwana Project.
- Mine development costs of $27,832,811 (December 31, 2005: $Nil) associated with the Lumwana Project.

Other Non-Current Assets

Deferred financing fees of $2,640,533 (December 31, 2005: $1,483,861) arising from the due diligence process associated with the mandated Lumwana Project finance.

The successful amalgamation of Alturas with ILM and subsequent dilution to a 30.5% shareholding has resulted in a change of accounting method from consolidation to equity accounting. The carrying value of the Company's interest in Alturas is $1,828,987.

Equinox holds a $750,000 promissory note issued by Alturas which is non interest bearing and payable on March 31, 2010.

Current Liabilities

Current liabilities at June 30, 2006 increased to $13,862,430 (December 31, 2005: $3,067,064) due to accruals associated with the Lumwana Project.

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations - US$	Payments Due by Period - As at June 30, 2006				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	8,785,700	-	2,196,425	2,196,425	4,392,850
Operating Leases	139,747	125,602	14,145	-	-
Employee Entitlements	180,612	-	-	-	180,612
Capital Commitments - Lumwana	119,973,600	119,973,600	-	-	-
Total Contractual Obligations	129,079,659	120,099,202	2,210,570	2,196,425	4,573,462

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Project. Cancellation exposure on the Lumwana capital commitments is $17,558,652 at June 30, 2006. Equinox expects Lumwana Project debt financing to complete at the end of Q3-2006, subject to various conditions precedent.

Shareholders' Equity

Shareholders' equity has increased to $193,947,141 as at June 30, 2006 (December 31, 2005: $147,313,098) arising from equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

On March 31, 2006 Equinox closed a private placement for the issue to ZCCM of 9,227,777 common shares at a price of C$1.89 per share and realized gross and net proceeds of C$17,440,499 (US$15,000,000).

On June 30, 2006 Equinox closed a private placement for the issue to ZCCM of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

At July 27, 2006 the Company had 359,328,135 ordinary shares outstanding. In addition there were 29,395,565 incentive stock options outstanding with exercise prices ranging from C$0.48 to C$0.95 per share. These options were priced at market at the date of issue to provide an incentive to directors and employees for performance.

6. Outlook

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which provides the basis for the development of Lumwana. Successful capital raisings during 2005 and the first six months of 2006 totalling $185,209,463, have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox and project constructor the ABJV have agreed the contractual terms. Equinox has mandated a group of Lenders to provide senior and subordinated project finance facilities for the development and construction of the Lumwana Project. Whilst the Lenders are currently conducting due diligence the Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, and any requirements for additional capital and hedging.

The Company's objective is to achieve financial completion at the end of Q3-2006.

Critical Accounting Estimates

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 3 of the December 31, 2005 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Asset Impairment Evaluations

Management reviews the recoverable value of deferred exploration and evaluation and capital assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of these assets.

Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from 1 July 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar. Comparative figures previously reported in Australian Dollars have been translated to US Dollars using the current rate method.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the "Deed") under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this "Closed Group" (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: - Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of June 30, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. Summary of Quarterly Results (unaudited)

The table below sets forth selected financial data for each of the eight quarters ended June 30, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data - Last Eight Quarters								
Three Months Ended	**Jun 06**	**Mar 06**	**Dec 05**	**Sep 05**	**Jun 05**	**Mar 05**	**Dec 04**	**Sep 04**
Other Income $('000)	4,058	1,877	(314)	102	26	113	(122)	654
Income/(Loss) $('000)	(10,536)	(789)	(2,546)	(1,655)	(1,291)	(1,154)	(848)	(1,098)
Income/(Loss) per share (dollars)	(0.030)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)	(0.009)	(0.012)
Weighted avg # of shares - Millions	348.61	338.38	179.07	129.71	110.43	96.51	96.03	95.31

8. Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. Risk Factors

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox will require further capital from external sources to fund its operating costs and develop Lumwana; Equinox's ability to complete project financing of debt and equity; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the structuring of an EPC construction contract on terms acceptable to the project Lenders and Equinox; the provision of grid power to the Project; road access to the Project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the *Native Title Act* (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated December 9, 2005, and AIF which are available on SEDAR at www.sedar.com *and should be reviewed in conjunction with this document.*

10. Outstanding Share Data

The only class of securities of the Company outstanding as at April 28, 2006 is common shares. As at July 27, 2006, the Company had 359,328,135 common shares outstanding.

The Company has a Long Term Incentive Stock Option Plan and a Chairman's Incentive Plan for certain of its directors, officers, consultants and employees.

Technical Report (August 16, 2006

EQUINOX MINERALS LIMITED

LUMWANA COPPER PROJECT
NORTH WEST PROVINCE, REPUBLIC OF ZAMBIA

AMENDED TECHNICAL REPORT

AUGUST 2006

Author's Name	Qualifications and Associations	Position	Employer
Matt Langridge	BEng	General Manager Projects and Construction	Ausenco Ltd
Ross Bertinshaw	BEng, MSc, MBA, FAusIMM, MMICA, MAIME, PEng	Principal	Golder Associates Pty Ltd
Tim Miller	BAppSc (Chemistry), GradDipAppFin&Inv, MAppFin, AusIMM, Finsia	Director	Investor Resources Ltd
Robert Hanbury	BSc, MIEAust	Associate Director	Knight Piésold Pty Ltd

Lumwana Copper Project
Level 2
44 St Georges Terrace
Perth • Western Australia
6000 • Australia
Phone • 61 8 9223 1900
Fax • 61 8 9202 1443

AUSENCO BATEMAN
Ausenco Bateman Joint Venture

IMPORTANT NOTICE

This report was compiled in a format consistent with National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Equinox Minerals Limited by Ausenco Bateman Joint Venture (ABJV). The quality of the information, estimates, conclusions and recommendations contained herein is consistent with the level of effort involved in ABJV's services, based on i) information available at the time of preparation, ii) data and reports supplied by sources independent of ABJV, and iii) the assumptions, conditions, and qualifications set out in this report. This report is intended to be used by Equinox Minerals Limited subject to the terms and conditions of its contract with ABJV.

LUMWANA COPPER PROJECT

AMENDED TECHNICAL REPORT

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

3. SUMMARY

The Lumwana Copper Project ("Lumwana Project") is a proposed open cut mine and processing plant facility to be constructed on the Central African Copperbelt in the North Western Province of Zambia. The main objective of the proposed facilities is to produce copper concentrate for sale.

Equinox Minerals Limited ("Equinox") owns 100% of the Lumwana Project. As a result of funding the Bankable Feasibility Study ("BFS"), Equinox earned a 51% vested interest in the Lumwana Joint Venture ("LJV") and on December 31, 2004 acquired the remaining 49% interest from Phelps Dodge Mining (Zambia) Limited ("Phelps Dodge"). Phelps Dodge retains a 1% net smelter return which Equinox has the option to acquire either for a payment of US$10.6 million on a development decision or for a payment of US$12.8 million on the commencement of commercial production.

A large-scale mining licence ("LML-49") was issued to the LJV in January 2004 and was transferred from Phelps Dodge to Equinox in December 2004. The mining licence covers an area of 1,355 km^2 and contains the Malundwe and Chimiwungo deposits, which are structurally controlled deposits of Central African Copperbelt type. Of the two deposits, Malundwe is smaller, but with higher copper grade, and contains discrete zones of uranium and gold mineralisation. Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt grades.

The copper mineralisation at Lumwana is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallised muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite.

The BFS report published in October 2003 was prepared by Aker Kvaerner Australia Pty Ltd ("Aker Kvaerner") in conjunction with various consultants. These included Golder Associates Pty Ltd ("Golder"), which was responsible for the resource, mining, environmental, tailings and water management sections; and Investor Resources Limited ("IRL"), which was responsible for the financial modelling and economic analyses of the project; as well as contractors, equipment suppliers and the like. The BFS was concerned with the total development of this greenfields project and included preliminary design, engineering and cost estimates for the proposed mining, process plant and associated facilities.

The aim of the BFS was to demonstrate the technical and economic feasibility of the Lumwana Project and was based upon a staged development. Stage 1 involved the construction of the mine, concentrator and infrastructure requirements. In Stage 2, the Chimiwungo concentrate would, from Year 6 onwards, be treated using an on-site Roast-Leach-Electrowin ("RLE") facility. To minimise capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an offsite smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and it is not part of the integral project development plan.

On that basis, the process plant is designed to treat a sulphide copper ore stream at 20 Mt/a from the Malundwe and Chimiwungo orebodies to produce copper concentrate which will be sold to external smelters. The process flowsheet includes conventional comminution, classification and flotation to produce the copper concentrate.

The BFS Mineral Resources and Ore Reserve estimation was classified in compliance with the Australasian Joint Ore Reserves Committee ("JORC") Code and the Australian Stock Exchange ("ASX") listing rules. The Canadian Securities Regulatory Authorities have provided Equinox exemptive relief ("The Canadian Securities Exemption") enabling economic evaluation of the mineral resources and reserves of the Lumwana Project in this report to include Inferred Resources. This exemption is discussed in further detail in Section 4.0.

GRD Minproc Limited ("GRD Minproc") was appointed the Front End Engineering and Development ("FEED") contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005 and are referred to as the Definitive Feasibility Study ("DFS").

The Ausenco-Bateman Joint Venture ("ABJV") was appointed as Engineering Procurement and Construction ("EPC") contractor in January 2006 to provide a lump sum price for construction of the processing facility. The capital cost estimate for the processing facility was updated in May 2006. As shown in Table 23.5, ABJV's services are in relation to the processing plant and infrastructure, Golder for the resource and some mining aspects, Knight Piésold Pty Ltd ("Knight Piésold") for the tailings and water management sections and Investor Resources Finance Pty Ltd ("IRF") for the administration aspects, financial modelling and economic analyses of the Lumwana Project. The author(s) responsible for each section is indicated in the attached author's certificates.

In 2006 an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana pits at a copper price of 120 cents per pound, the Lumwana mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years. These revised resources and reserves are described in this report.

Work conducted to date includes geology and resource estimation, the proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, the infrastructure required to support the facilities, the proposed water and waste management system, the environmental considerations and studies, the financial analysis and the proposed project implementation plan.

The key financial parameters for the development scenario, were developed by Investor Resources Finance Pty Ltd (IRF) at a copper price of 130 cents per pound (2006$). The current copper price is considerably higher than 130 cents per pound. As a result, the key financial parameters were also determined at 167 cents per pound (2006$), which is the three year trailing average price of copper in line with the US Securities and Exchange Commission ("SEC") requirements, to show the impact of a higher copper price. A summary is provided in Table 3.1.

Table 3.1 Lumwana Copper Project - Key Financial Parameters

Element	Units	Copper Price $1.30/lb	Copper Price $1.67/lb
Summary of Financials			
Pre-tax IRR (real)	%	16.9	33.6
Pre-tax NPV (0% real)	$ M	2,492	5,697
Pre-tax NPV (8% real)	$ M	456	1,481
Pre-tax NPV (10% real)	$ M	297	1,142
Post-tax IRR (real)	%	15.0	29.6
Post-tax NPV (0% real)	$ M	1,891	4,296
Post-tax NPV (8% real)	$ M	321	1,099
Post-tax NPV (10% real)	$ M	195	839
Net Cash Flow Before Capital and Tax	$ M	3,719	6,924
Net Cash Flow After Capital and Before Tax	$ M	2,492	5,697
Average Cash Cost – First 5 Years	c/lb Cu	77.2	80.9
Average Cash Cost - Life of Mine	c/lb Cu	90.5	94.2
Pre-Production Capex	$ M	504	504
Pre-production Mining Fleet	$ M	165	165
Pre-production Contingencies & Exploration	$ M	37	37
Deferred Capex	$ M	521	521
Total Project Capex	$ M	1,227	1,227
Payback Period	years	3.5	1.8
Copper Produced from Smelting	kt	4,502	4,502
Copper Price (2006$)	$/lb	1.30	1.67

Notes:

- Economic analysis included Inferred Resources in the mine plan.

4. INTRODUCTION AND TERMS OF REFERENCE

Equinox is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and whose Clearing House Electronic Subregister System ("CHESS") Depositary Interests ("CDIs") representing such shares are listed on the Australian Stock Exchange.

This report is an amendment to the Amended Technical Report – Lumwana Copper Project dated October 2005 which was originally filed with the Canadian Securities Regulatory Authorities in June 2004 in connection with the filing of the initial public offering prospectus of Equinox. The amendments reflected in this Amended Technical Report provide updated information regarding the development of the Lumwana Project. This amended Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The development scenario discussed in this Technical Report is based on using Proven and Probable Reserves and Inferred Resources as part of the optimisation and mine scheduling process, applying a copper price of 120 cents per pound for the open pit designs.

Equinox applied to certain securities regulatory authorities in Canada for an exemption from the provisions of National Instrument 43-101 which generally:

- Requires only Proved and Probable mineral reserves be used in an economic analysis of mineral projects (the "Report Requirement").
- Prohibits the disclosure of results of an economic evaluation which uses Inferred Resources (the "Disclosure Requirement").

The Canadian Securities Exemption was granted in a decision document entitled "Mutual Reliance Review System Decision Document" issued by the Canadian Securities Regulatory Authorities in April 2004.

The decision of the Canadian Securities Regulatory Authorities under the National Instrument is that Equinox is exempt from the Report Requirement and Disclosure Prohibition in respect of the Technical Report, the Prospectus, and the Annual Information Form ("AIF"), provided that the Prospectus and the AIF include a proximate statement that the economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorised as mineral reserves. See Table 23.1 for details of inferred material treated throughout the mine life.

The information and data contained in this report is derived from the BFS prepared by Aker Kvaerner (previously Kvaerner E & C Australia Pty Ltd) in conjunction with Golder, the FEED package prepared by GRD Minproc and Knight Piésold, and subsequent detailed design and review completed by ABJV.

The aim of the BFS was to demonstrate the technical and economic feasibility of the Lumwana Project. The aim of the FEED package was to update the operating and capital cost estimates in preparation for the detailed engineering and construction of the Lumwana Project. Project construction commenced during the fourth quarter of

2005, which includes commencement of dam construction for the tail and water storage facilities, completion of the key arterial roads, clearing and stripping activities on the Malundwe pit foot-print, clearing and site preparation activities for the process plant site and heavy industrial area, and provision of construction accommodation.

This Amended Technical Report has been prepared by the authors, with Matt Langridge, Robert Hanbury, Tim Miller and Ross Bertinshaw as qualified persons, to the standards specified in National Instrument 43-101-Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators taking into account the exemptive relief described in Section 4.0.

Ross Bertinshaw visited the Lumwana site on 19th and 20th September 2002. Robert Hanbury visited the Lumwana site on the 28th June to 13th July 2005.

All dollar amounts are presented in US Dollars. The capital cost estimate was based upon a date of 3 March 2006 and the following foreign exchange rates have been applied to all operating cost estimates and financial analysis. The foreign exchange rates to the United States Dollar used are detailed in Table 4.1.

Table 4.1 Exchange Rates to the United States dollar

Currency	Exchange Rate
Australian Dollar	1.367
Euro	0.844
Zambian Kwacha	3000
South African Rand	6.334
United Kingdom Pound	0.580

4.1 GLOSSARY

Accuracy	The ability to obtain the correct result
ASX	Australian Stock Exchange
BFS	Bankable Feasibility Study
Blank	Sample without metal content to check possible contamination during assaying (eg crushed glass)
CDIs	CHESS Depositary Interests
CHESS	Clearing House Electronic Subregister System
Conditional simulation	Numerical modelling technique to analyse variability of deposit over estimated area.
CM1	A composite sample representing the Chimiwungo sulphide deposit
CM4	A composite sample representing the high grade cobalt section of the Chimiwungo sulphide deposit
Cut-off	Grade above which mineralised material is considered to be ore.
dkt/a	Dry thousand tonnes per annum
DFS	Definitive Feasibility Study
DGPS	Differential Global Position System - More accurate version of GPS
Dilution	Non-ore material that gets mixed with ore during the mining process
DTM	Digital terrain model - Electronic computer model of topography

Duplicate	Sample that has been split from another to check the field sampling or laboratory's precision
FAG	Fully Autogenous Grinding - a grinding technology which does not use any grinding media (e.g. mill balls) only the rocks themselves.
FEED	Front End Engineering and Development
HQ	Diamond core diameter 63.5 mm
IDZ	Codes used by Equinox to define litho-stratigraphic units in the resource database
IP	Induced Polarisation – geophysical exploration technique
Jones Riffle Splitter	Equipment to split samples into smaller, representative amounts for assay (mainly used for RC samples)
JORC	Australasian Joint Ore Reserves Committee
Kriging	Grade estimation technique incorporating variability by distance
LME	London Metal Exchange - one of the world's premier non-ferrous metal markets
Mining Loss (Recovery)	Mining loss is ore material that is not recovered during the mining process. Mining recovery is simply the converse (i.e. the material that is left after ore loss).
MM2	A composite sample representing the Malundwe sulphide deposit
MM3	A composite sample representing the high grade uranium section of the Malundwe sulphide deposit
NQ	Diamond core diameter 47.6 mm
Ordinary Block Kriging	Estimation of grades into block model using a grade estimation technique incorporating variability by distance
Ore	Mineralised material that can be economically mined
PQ	Diamond core diameter 85.0mm
Precision	The ability to obtain the same result each time
RC	Reverse Circulation Percussion Drilling – style of drilling which gives chip samples rather than a core sample
Reference sample	Specially prepared sample whose metal grade is very accurately known and certified
ROM	Run of Mine
SAG	Semi Autogenous Grinding - a grinding technology which uses a smaller amount of grinding media (ie mill balls) compared with ball milling
SEM	Scanning Electron Microscope
Strip Ratio	Ratio of waste that needs to be mined to obtain a unit of ore. Usually expressed as tonnes of waste to tonnes of ore.
Tailings	The reject material from the processing plant
Tropari	Down hole survey device
TSX	Toronto Stock Exchange
Unfolding	Takes curved surface and mathematically lays it flat to

	allow correlation of samples / assays
UTM	Universal Transverse Mercator grid is an internationally recognised co-ordinate system to enable the pinpointing of any location on the planet.
Variogram	Mathematical and graphical way of representing variation of data as a function of separation distance
Vulcan	Computer program by Maptek that is used to carry out resource estimation and mine planning.
wmt	Wet metric tonnes
WGS 84 datum	World Geodetic System 1984 – A datum is a definition of the shape of the earth on to which co-ordinates systems such as UTM are applied. The WGS 84 was adopted as a world standard and is used by GPS.
Whittle 4X	Computer software program by Gemcom that finds the maximum value pit outline for a set of parameters such as price, costs, pit slope angles, metal recovery.
XRD	X-Ray Diffraction analytical technique.

5. DISCLAIMER

In preparing this amended technical report the ABJV has relied on the work of Dean David of GRD Minproc Ltd, the qualified person responsible for sections 6, 7, 18, 23.2 and 23.5 of the former technical report, which have not been changed for purposes of this report. ABJV is not in a position to, and does not, verify the accuracy or adopt as its own, the information prepared or reviewed by Dean David, and responsibility for the content of this portion of the report remains with the original author in relation to the former report.

This August 2006 Amended Technical Report (Report) has been prepared for Equinox Minerals Limited by ABJV, Golder Associates Pty Ltd, Knight Piésold Pty Ltd and Investor Resources Finance Pty Ltd (Authors) based on assumptions as identified throughout the text and upon information and data supplied by:

- Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006
- Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006
- The reports prepared by marketing group Neil S. Seldon & Associates Ltd entitled "Copper Concentrates Marketing Prices Treatment Charges and Logistics Review for the Lumwana Copper Ventures Limited Lumwana Project" dated May 2005 and "Lumwana Logistics Review" dated July 2005 in the preparation of Section 23.4.
- The PricewaterhouseCoopers reports entitled "Another Balancing Act – The Zambian Budget 2005" and Zambia Tax Datacard 2004/2005 and the Deloitte and Touche report entitled "Report on Zambian Taxes Applicable to Equinox Copper Ventures Limited" and the Draft Development Agreement between the Government of the Republic of Zambia and Equinox Copper Ventures Limited have been relied upon in the preparation of Section 23.5.
- The reports prepared by Corpus Globe Advocates entitled "Legal Due Diligence Report (Zambia) for Toronto Stock Exchange Listing" dated 26 February 2004 and "Corporate status of the Zambian subsidiaries of Equinox Minerals Limited" dated 25 August 2005 have been relied upon in the preparation of Sections 6.1, 6.3, 6.5, 23.5 and 23.7.

The Report is to be read in the context of the methodology, procedures and techniques used, the Authors' assumptions, and the circumstances and constraints under which the Report was written. The Report is to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

The Authors have, in preparing the Report, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using their professional judgment and reasonable care. However, no warranty should be implied as to the accuracy of estimates or other values and all estimates and other values are valid only as at the date of the Report and will vary thereafter.

Parts of the Report have been prepared or arranged by Equinox Minerals Limited or third party contributors, as detailed in the document. While the contents of those parts have been generally reviewed for reasonableness by the Authors for inclusion into the Report, they have not been fully audited nor sought to be verified by the

Authors. The Authors are not in a position to, and do not, verify the accuracy or completeness of, or adopt as their own, the information and data supplied by others, and each other's contributions, and disclaim all liability, damages or loss with respect to such information and data.

To the extent permitted by law, in respect of all parts of the Report, whether or not prepared by the Authors, no express or implied representation or warranty is made by the Authors or by any person acting for and/or on behalf of the Authors to any third party that the contents of the Report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects of any kind or nature. Third parties who rely upon the Report do so at their own risk and the Authors disclaim all liability, damages or loss with respect to such reliance.

To the extent permitted by law, the Authors disclaim any liability, damage and loss to Equinox Minerals Limited and to third parties in respect of the publication, reference, quoting or distribution of the Report or any of its contents to and reliance thereon by any third party.

This disclaimer must accompany every copy of this Report, which is an integral document and must be read in its entirety.

6. PROPERTY DESCRIPTION AND LOCATION

As highlighted in Figure 6.1, the Lumwana Project is located in the North Western Province of Zambia, approximately 65 km west from the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka.

Zambia is a landlocked country positioned in south-central Africa, between latitude 8 and 18 degrees south and longitude 22 and 34 degrees east. It has some eight countries on its borders, including Angola to the west, the Democratic Republic of Congo to the north, Tanzania to the northeast, Malawi to the east, Mozambique to the southeast and Zimbabwe, Botswana and Namibia to the south.

Figure 6.1 Map Of Zambia


DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
N
0 200km
LUMWANA Project
Kasama
Mwinilunga
Solwezi
Mufulira
Chingola
Kitwe
Ndola
Mpika
13° S
13° S
MALAWI
ANGOLA
Mongu
Lusaka
ZIMBABWE
Major road
Railway
Livingstone
NAMIBIA
Lumwana LML 49
28° E
28° E

The Lumwana Retention Licence RL-01, which covered 1 355 km^2 and included the two major copper deposits, Malundwe and Chimiwungo together with numerous exploration prospects which make up the Lumwana Project, was converted to a large-scale mining licence (LML-49) on 6 January 2004. LML-49 covers copper, cobalt, gold, silver and any additional minerals that may be commercially extracted or that are required for the Lumwana development. This licence is valid for 25 years (from 6 January 2004) and is renewable for a further 25 years. Reference should be made to Section 6.3 which details the ownership of the Lumwana Project.

Figure 6.2 shows the outline of LML-49, with Table 6.1 giving the co-ordinates of the corner points. LML-49 was surveyed by the Ministry of Mines and Mineral Development surveyors in October 2005 and the Large Scale Mining Licence First Schedule was amended to reflect this on 2 November 2005 using UTM co-ordinates based upon an ARC 1950 datum.

Table 6.1 LML-49 Co-Ordinates

Point	Latitude	Longitude	UTM Northing	UTM Easting
A	12°04'00"S	25°43'00"E	8 665 747.67	360 321.85
B	12°03'00"S	25°44'00"E	8 667 599.20	362 125.44
C	12°02'00"S	25°59'10"E	8 669 556.24	389 637.50
D	12°12'30"S	26°03'30"E	8 650 231.00	397 566.00
E	12°23'10"S	25°59'30"E	8 630 415.00	390 387.00
F	12°23'10"S	25°43'00"E	8 630 415.93	360 321.82
☐ Note Latitude and Longitude co-ordinates are rounded up transformation of the UTM co-ordinates which are listed on First Schedule				

Figure 6.2 Map Of The North Western Province


NORTH WESTERN PROVINCE
DEMOCRATIC REPUBLIC OF CONGO
MWINILUNGA
SOLWEZI
CHIZELA
KABOMPO
KASEMPA
A
B
C
D
E
F
25°
26°
27°
12°
13°
N
0
40km
Main Road
Main Rivers
International Boundary
Equinox LML 49

The conditions on the licence are:

- The holder shall submit a program for employing and training Zambians for jobs to be held by non-citizens.
- The holder will commence mining/prospecting only with an approved program of work.
- The holder shall comply with the specification of the environmental plan including its proposals for prevention of pollution, treatment of wastes, the protection and reclamation of land and water resources and for eliminating or minimising the adverse effects on the environment of mining operations.
- The holder shall not enter into any agreements with any other party for any operations in the area without the consent of the Minister, including change of control or shareholding and directorship of the company as required by Sections 54 and 55 of the Mines and Minerals Act, 1995.

- The holder shall comply with provisions of the development agreement as entered into as per Section 9 of the Mines and Minerals Act.

- The holder shall comply with all other relevant provisions of the Mines and Minerals Act.

- Payment of annual fees on the anniversary date of the licence.

- A requirement for the holder to notify the Director of Mines of any changes it plans to make to its approved program of operations.

The conditions as given above are reasonable and should have no particularly adverse impact on the project. Equinox has agreed to comply with all conditions of its licence and keep the Mines and Minerals Development Department informed on the project's development.

6.1 DEVELOPMENT AGREEMENT

The Minister of Mines and Minerals Development is permitted to enter into a development agreement with the holder of a large-scale mining licence for the purpose of encouraging and protecting large-scale investments in Zambia's mining sector. The Lumwana Development Agreement between Equinox and the Government of the Republic of Zambia was signed on 16th December 2005 providing a 10 year stability period for the key fiscal and taxation provisions related to the Project.

Key issues defined in the Lumwana Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has been a deferral of payment of various customs and excise duties and imposts and a confirmation that there will be no withholding tax payable on the remission of profits or the repatriation of capital.

Other provisions contained in the Lumwana Development Agreement deal with:

- Arbitration

- Employment

- Energy and supply

- Exchange control

- Export regulations and procedures

- Regulations and management of companies

- Mining operation, curtailment of production, resumption of production and closure

- Waiver of Government's sovereign immunity

- Investment agreements and enforcement of foreign awards.

Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (PPA). The PPA only triggers upon extinguishment of the

Lumwana Project debt facilities and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold. The total amount due in the event of the above occurring is capped at US$50m with a further US$50m potentially payable for a "windfall" margin between copper price and Lumwana operating costs. Based on the copper price used for the design of the Lumwana engineered pits, no PPA is payable.

6.2 PROPERTY LAYOUT

Figure 6.3 shows the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

A fully sustainable township is planned for the mine employees and their dependants, as well as associated contractors and suppliers required to work during mine operation. This model is designed to maximise home ownership for Zambian employees through the provision of low interest loans by financing institutions to promote a fully integrated community open for development. A light industrial and small business area is incorporated to promote local business activity. The township development will also include recreational facilities, commercial areas, places of worship and schools as appropriate in the various areas.

6.3 OWNERSHIP/ROYALTIES

Equinox owns 100% of the Lumwana Project. As a result of funding the BFS, Equinox earned a 51% vested interest in the Lumwana Joint Venture ("LJV") and, on December 31, 2004, acquired the remaining 49% interest from Phelps Dodge. Phelps Dodge retains a 1% net smelter return which Equinox has the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

A royalty of 0.6% of gross metal value produced will be payable to the Zambian Government.

Figure 6.3 Lumwana Copper Project – Proposed Layout Drawing


MALUNDWE
MAIN PIT
WASTE
DUMP
ROM PAD
AND CRUSHER
CONVEYOR
DIVERSION
CHANNEL
DIVERSION
CHANNEL
PROCESS
PLANT
MALUNDWE
SOUTH EAST PIT
DIVERSION
CHANNEL
SUB-STATION
ADMINISTRATION
OFFICES
PROCESS PLANT ROAD
HEAVY
INDUSTRIAL
AREA
KILOMETRES
WASTE
DUMP
CHIMIWUNGO
PIT
WASTE
DUMP

6.4 ENVIRONMENTAL LIABILITIES

This is a greenfields site with no pre-existing environmental liabilities.

6.5 SURFACE RIGHTS

6.5.1 General Position on Land Ownership Rights in Zambia

There is no freehold property in Zambia and all land in Zambia is vested in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals is vested in the person holding a license as issued from the Ministry of Mines. Therefore, one person may be the owner of the surface right and another, the holder of mineral rights pertaining to the same land. As discussed in Section 6.0, Equinox holds the mining license LML-49 for the Lumwana Project.

Certain restrictions on access to surface rights will apply in certain circumstances such as access to:

- Land dedicated as a place of burial
- Any land containing any ancient monument or national monument as defined in the National Heritage Conservation Commission Act
- Any land which is within 90 m of any building or dam owned by the Republic
- Any land forming part of a Government aerodrome as defined in the Air Navigation Regulations made under the Aviation Act
- Any land falling within a forest reserve.

In each of these cases, the written consent of the appropriate authority will suffice to permit use and access.

A Heritage Survey was undertaken as part of the Environmental Baseline Study. This survey found that some rock shelters and engravings exist and are located upstream of the Malundwe deposit and downstream of the area proposed for the tailings storage facility, but are likely to be affected by the construction of a cross valley overburden dump. Due to it not being feasible to re-locate the waste dump, it has been agreed with the National Heritage Commission that some of the engravings will be removed, prior to project development being undertaken, and stored in a museum for future reference. The remaining engravings cannot be removed because it would breach the Zambian mining regulation on the grounds of safety.

The holder of the Mining License will also require the written consent of the owner or legal occupier thereof, or his duly authorised agent, for use or access to any land which is the site of, or which is within 180 m of, any inhabited, occupied or temporarily uninhabited house or building, or within 45 m of any land which has been cleared or ploughed or otherwise prepared in good faith for growing of farm crops or upon which farm crops are growing.

Equinox advises that there are no residences within the proposed disturbance area. There is, however, agricultural activity which has been surveyed and for which compensation rates have been approved by the regulatory authorities. A comprehensive crop compensation program involving all affected farmers, the three local chiefs and the Zambian government was completed by end March 2006. This involved 531 farmers and a crop area of approximately 495 hectares. As part of the process the effected local farmers were allowed to harvest the effected crops until 30 April 2006. The compensation process has been completed.

It is concluded that Equinox has a Mining License that is fully enforceable against third parties. Each of the aforementioned interests and rights is currently in good standing.

6.5.2 Acquisition of Title to Land in Zambia

Land in Zambia is categorised as:

- State or reserve land

- Customary land
- Trust land.

The procedure for procurement of title or use of such land varies with each category. The land over which Equinox seeks to develop the Lumwana Project will fall into three categories: customary land; state land; and forest reserve (which is also state land but has different rules pertaining to the acquisition of rights to its use).

Customary land is held by three local chiefdoms in the Lumwana area (Chief Mukumbi, Chief Mumena and the Matebo Royal Establishment Committee) ("The Royal Chiefs of Lumwana") who hold the land in trust for the benefit of their communities. It is not possible to obtain a tenancy directly from The Royal Chiefs of Lumwana for the use of the property because the lease is in respect of undeveloped land. Since it is the intention of Equinox to construct major developments upon the land, it will be necessary to register the holding under legal title in order to ensure security of tenure. A Memorandum of Understanding was signed on the 7 August 2005 under which The Royal Chiefs of Lumwana agreed to grant surface rights to Equinox for the Lumwana Project.

Title to state land will normally be automatic where it falls within the general area over which the mining license is granted.

Although it is unlawful to deal in forest produce or to build or construct or operate any plant, machinery or equipment in a forest reserve without a proper licence, there is a general exemption from this restriction for companies holding a mining licence subject to due compliance with the provisions of the Forest Act.

6.5.3 Forfeiture of Interest in Land in Zambia

The procedures for forfeiture of land in Zambia are comprehensively set out in statute and the Zambian Constitution protects all interests in land. No land can be compulsorily acquired other than in accordance with the Land Acquisition Act and market value compensation must be paid once formal procedures for acquisition have been complied with.

6.5.4 Squatter Interests

Under Zambian law, squatter rights are not recognised.

7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 TOPOGRAPHY

The topography of the project area is characterised by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 mRL within the Lumwana East River watercourse to around 1,410 mRL within the general vicinity of project operations.

7.2 TRANSPORT

The main access to Lumwana will be via road. The Project plant site is accessible via a 10 km road branching off the The Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North Western Province. This important artery is a two-lane bitumen highway that requires improvement in some stretches however, the Government of Zambia is committed to upgrading the highway and work has already commenced.

Air access will be available in this remote location for emergency and medivac air facilities that may be required during the construction and operational phases of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana site, and Mwinilunga, some 84 km to the west.

The type of transport required to service the Mine and Concentrator includes fuel tankers; 55 t capacity, tarpaulin covered, truck and trailer road train (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 road trains per day, as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

7.3 CLIMATE

The region has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm.

Mean annual humidity at Mwinilunga is 65% to 70%, but varies from a minimum of 45% in the cool dry season to a maximum of 90% in the wet season. Humidity levels peak in October prior to the onset of the rains.

Table 7.1 summarises meteorological data for the Lumwana camp (1998/99) and Figure 7.1 details the monthly rainfall and humidity data for Solwezi.

Table 7.1 Lumwana Meterological Data

Parameter	Description	Value
Rainfall	Average Annual	1 310 mm
	Peak Annual Rainfall (5 years)	1 500 mm
Temperature	Maximum (day time, October)	34.2°C
	Minimum (night time, June)	4.0°C
Wind Frequency	Mean speed	0.3 m/s
	Maximum speed	14.8 m/s
	Prevailing wind direction	South-southeast
	Remainder Of Year	North-northwest

Figure 7.1 Monthly Rainfall And Humidity Data


350
300
250
200
150
100
50
0
January
February
March
April
May
June
July
August
September
October
November
December
Rainfall (mm)
Evaporation (mm)

7.4 VEGETATION

The predominant vegetation is Miombo woodland. Generally, the area is well wooded, with a good vegetation cover. The project area is not pristine due to the impacts from tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses.

The soils of the area are typical of those found in sub-tropical regions, being heavily leached, low in nutrients and of poor fertility. Subsistence farming is practiced using the traditional Masala method (slash-and-burn). Farming is the main source of livelihood. The main crop is cassava, with maize, sweet potatoes, beans and pineapples grown in the slightly more fertile dambo soils. Cultivated land is concentrated close to the T-5 main road and the unsealed road to Chief Mukumbi's village. There are no permanent dwellings in the mine area, although some peripheral subsistence farming is practised and temporary wooden shelters are erected during the growing season. Project development will not require the relocation of any indigenous peoples.

There is very little wildlife in the area, mainly due to population pressure and over-hunting.

8. HISTORY

The summary of the exploration and project assessment history of the Lumwana Project is as follows:

- 1930s: Prospectors discovered copper in the Lumwana East River adjacent to the Malundwe copper clearing.
- 1957 to 1961: Roan Selection Trust Limited ("RST") conducted regional geochemical and geophysical exploration in the Mwinilunga Concession that covers Lumwana.
- 1961 to 1965: RST drilled the Malundwe discovery hole in 1961 and the Chimiwungo discovery hole in December 1962.
- 1966 to 1968: RST fieldwork was limited to the collection of environmental baseline data. A mining scoping study, including the first resource and reserve estimation, was completed by RST in 1968.
- 1969 to 1974: American Metal Climax Inc ("AMAX") took over RST and a new company called Mwinilunga (1970) Limited was formed to explore Lumwana through a joint venture between AMAX and Anglo American plc. During this period the Chimiwungo South mineralisation was discovered.
- 1975 to 1976: The Zambian copper industry was fully nationalised and Lumwana was transferred to Mindeco Limited (precursor to Zambia Consolidated Copper Mines Limited (ZCCM)). Rio Tinto-Zinc Corporation (R.T.Z) Consultants were commissioned by Mindeco to complete a pre-feasibility study in 1976.
- 1981 to 1990: Azienda General Italiana Petroli ("AGIP") in joint venture with Compagnie Generale Des Matieres Nucleaires ("COGEMA") conducted uranium exploration in the Mwombezhi Dome. A drilling program was conducted by the joint venture in the two deposits and the 1990 Pre-feasibility Study was completed by Mining Italiana S.p.A which focussed on developing the Valeria copper uranium deposit at Malundwe and a small portion of the Chimiwungo deposit.
- 1992 to 1996: Phelps Dodge applied for the Mwombezhi Dome PL in late 1992 and commenced exploration re-focusing on the two copper deposits. Two pre-feasibility studies were also completed applying different development scenarios.
- 1997 to 1999: Phelps Dodge attempted to farm-out the project with a number of limited economic / mining studies completed by both Phelps Dodge and potential joint venture partners.
- 1999 to 2000: Equinox entered into a Joint Venture with Phelps Dodge in August 1999 and completed a due diligence study which included reporting Mineral Resources in compliance with the JORC Code by consultants, Resource Services Group.
- 2000 to 2001: Equinox commissioned Bateman Engineering Pty Ltd ("Bateman") to conduct a pre-feasibility study that included reporting Mineral

Resources in compliance with the JORC Code and mine design by Mining Resource Technology Pty Ltd ("MRT").

- 2001 to 2003: The Equinox Lumwana BFS was completed using Aker Kvaerner as Principal Consultant for overall project management. Golder was responsible for all geoscientific, environmental and tailings dams studies. This also included an extensive two phase resource definition, metallurgical sampling, geotechnical and hydrogeological drilling program (November 2001 to February 2002 and April to November 2002).

- 2004 to 2005: An induced polarisation and RC drilling program was carried out which discovered the Chimiwungo North deposit (November 2004). GRD Minproc was appointed the FEED contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005. GRD Minproc was responsible for the processing plant and infrastructure, Golder was responsible for the resource estimation of the Chimiwungo North deposit and Equinox updated the mining plan, with Knight Piésold responsible for the tailings and water management sections. Additional metallurgical and geotechnical drilling, sampling and testwork was also undertaken during this period. In December 2005 Project Development commenced with the construction of mine access roads and the first stage of the construction camp.

- 2006: In January the ABJV was awarded the project development contract Lumwana, being initially an Engineering Procurement and Construction Management (EPCM) schedule of rates contract, converting to an EPC fixed price contract. In February Equinox completed an infill combined RC and diamond core drill program within the northern half of the BFS Chimiwungo Main Pit. In May Equinox commenced a significant program of ground IP geophysics over five areas to define drill targets. Exploration and projects development were ongoing at the time of the compilation of this report. Project development works continued in the first half of 2006 with plant site and water dam earthworks and the expansion of the construction camp.

Table 8.1 and Table 8.2 contain a summary of the historical Malundwe and Chimiwungo copper tonnage and grade estimates and ore reserves, from 1976 to 2003. Note all pre 1999 estimations are not necessarily to JORC or National Instrument 43-101 Standards.

Table 8.1 Previous Copper Resource Estimates (1976 To 2003)

	Copper Resource Estimates (Measured + Indicated + Inferred)							
Deposit	RTZ Consultants[1]		Bateman[2]		RSG[3]		Golder[4]	
Year	1976		1995		1999		BFS 2003	
Cu % Cut – Off	0.10%		0.20%		0.20%		0.20%	
	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu
Malundwe	135.0	0.97	125.0	0.94	152.3	0.87	161.7	0.89
Chimiwungo	822.0	0.66	892.1	0.70	911.6	0.63	739.6	0.66
Total	957.0	0.70	1017.1	0.73	1063.8	0.67	901.2	0.70
No. of Drill Holes:								
Malundwe	128		293		235		563	
Chimiwungo	130		173		173		398	
Estimation Method	Single Ore Package model and RTZ's Grade Evaluation Program		Seam models on individual Ore Schist units and Inverse distance squared		Single ore Package model and multiple indicator kriging		Seam model for each domain (Hangingwall, Ore Schist, Internal Gneiss and Footwall) using ordinary Kriging	
Notes:								
1	Pre-JORC Code – resource stated by RTZ as all measured category.							
2	Pre-JORC Code – no differentiation between Measured, Indicated and Inferred Resources.							
3	RSG Estimate - Measured, Indicated and Inferred Resource; JORC Standard.							
4	Golders 2003 BFS Estimate - Measured, Indicated and Inferred Resource; JORC Standard.							

Table 8.2 Previous Malundwe and Chimiwungo Ore Reserves (1976 to 2003)

	Ore Reserve Estimations from 1976 to 2000							
Deposit	RTZ Consultants[1]		Bateman[2]		MRT[3]		Golder[4]	
Year	1976		1995		2000		BFS 2003	
Cu % Cut - Off	0.30%		Based on profit = 0		0.20%		Oxide – Mal 0.29% Oxide – Chi 0.36% Sulph – Mal 0.19% Sulph – Chi 0.28%	
	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu	Million Tonnes	Grade % Cu
Malundwe: Proven + Probable	92.0	1.12	55.4	1.05	84.9	0.98	95.0	0.97
In Pit Inferred							7.7	0.78
Chimiwungo: Proven + Probable	491.0	0.80	126.4	0.70	245.1	0.64	117.0	0.69
In Pit Inferred							137.0	0.60
Total: Proven + Probable	583.0	0.85	181.8	0.81	330	0.73	212.7	0.82
In Pit Inferred							144.7	0.61
Notes:								
1. Pre-JORC Code – resource stated by RTZ as all measured category.								
2. Pre-JORC Code – no differentiation between Proven and Probable Reserves and Inferred Resources.								
3. MRT Estimate - Proven + Probable Ore Reserve + Inferred Resource; JORC Standard.								
4. Golder BFS Sulphide Estimate - Proven + Probable Ore Reserve + Inferred Resources, JORC Standard. Malundwe cut-off is based on a concentrate product route and Chimiwungo cut-off based on a copper cathode product.								

9. GEOLOGICAL SETTING

The Lumwana copper + cobalt + gold + uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. The Lufilian Arc is a major tectonic province characterised by broadly north-directed thrust structures and antiformal Basement inliers or domes surrounded by Katangan metasediments which host the Central African Copperbelt.

In Zambia, the Lufilian Arc contains variably deformed and metamorphosed Late Proterozoic metasediments and volcanics of the Katangan Lower and Upper Roan, and the Lower and Upper Kundelungu Supergroups, unconformably overlying the Basement. The Basement consists of older metamorphosed gneisses, schists, migmatites, amphibolites and granitoids. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding producing the late Neoproteozoic Lufilian Arc.

The Mwombezhi Dome extends some 67 km northeast and is up to 20 km wide in the northwest direction. LML-49 occupies the north eastern lobe of the Dome. The edge of the Mwombezhi Dome is interpreted as being defined by a regional shear zone which consists of intensely sheared muscovite - quartz ± talc ± hematite ± kyanite schist containing, generally at the structural top, semi-continuous lenses of resistive, variably micaceous and carbonate bearing high magnesium quartzite interpreted to be Lower Roan and referred to locally as the Rimming Quartzite.

The regional geology of the Copperbelt is shown below on Figure 9.1.

Figure 9.1 Zambia – Copperbelt Regional Geology


28° E
Lumwana
Project
13° S
13° S
Livingstone
Geology
Kalahari sands and alluvium
Karoo sediments
Katanga metasediments
Lower Roan "Mine Series"
Muva metasediments
Gneiss
Metavolcanics/metasediments
Granite
Mineralisation
Gold
Copper and Cobalt
Copper
Gold and Copper
Iron
Uranium
Lumwana LML -49
N
0 200km
28° E

The precise structural setting inside the Dome below the decollement is still being resolved, but a number of Lufilian age, layer parallel shear zones are recognised. These shears structurally emplace the Katangan units within the Basement, producing a series of tectono-stratigraphic sheets which have been thrust on top of two central cores of the Mwombezhi Dome. Within the LML-49, these include the Malundwe and Chimiwungo Sheets, which host the two orebodies.

The local stratigraphy of the two deposits is broadly based on the original Basement-Katangan stratigraphy but is overturned and modified by shearing, high grade metamorphism and thrusting. The resulting stratigraphy and lithologies are the product of tectonic, metasomatic and metamorphic processes during the Lufilian Orogeny, which bear little resemblance to the original lithology of the rock and thus the current sequence is tectono-stratigraphic in origin. Although the two deposits are considered to be within different thrust sheets, and in detail have different tectono-stratigraphies, they share a number of similarities.

The local geology of the Lumwana deposit is shown below in Figure 9.2.

Figure 9.2 Lumwana Copper Project – Local Geology


N
0
10Km
decollement
Malundwe
Lubwe
Chimiwungo North
Chimiwungo
Katangan
Rimming Quartzite
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Shinyinda Sheet
Malundwe Sheet
Kamaranda Sheet
Basement
Pit
JORC Resource
Non-JORC Mineralised Zone
Thrust
Fault
Lumwana LML -49

10. DEPOSIT TYPES

The Lumwana Project contains two major copper deposits, Malundwe and Chimiwungo, (includes Chimiwungo Main, Chimiwungo South and Chimiwungo North mineralised zones) which are structurally controlled deposits of Central African Copperbelt type. The world class metallogenic province spans across the Copperbelt and North Western Provinces of Zambia and the Katangan Province of the Democratic Republic of Congo. Of the two major deposits, Malundwe is smaller, but with higher copper grade and contains discrete zones of uranium and gold mineralisation with occasional sporadic high cobalt (>0.1%). Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt and contains a number of significant high grade (>0.1%) cobalt zones plus some sporadic uranium mineralisation.

11. MINERALISATION

The copper mineralisation at Malundwe and Chimiwungo (includes Chimiwungo Main, Chimiwungo South and Chimiwungo North mineralised zones) is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallised muscovite–phlogopite-quartz-kyanite schists with disseminated sulphides (typically ≤5%) dominated by chalcopyrite and bornite.

The ore host is locally referred to as Ore Schist which has an intensely transposed, layer-parallel foliation defined by both layer-parallel alignment of the mica and quartz. The interpreted mineralised zone comprises a series of interbanded ore schists and gneissic units which are structurally controlled. This is a result of regional thrusting and possible nappe folding causing the overturning of the sequence. The internal structure of the zone or ore package is attenuated and boudinaged in parts, causing lensing along strike and down dip. Within the mineralised zone, gneissic units are typically barren with respect to copper, gold, cobalt and uranium grades.

The distribution of copper mineralisation is consistently controlled by visible strata bound geology, with high consistency of copper grade. The grade continuity is aligned to an observed north-south mineralisation stretching lineation.

The overall length of mineralisation at Malundwe is approximately 6 km in the north-south orientation, and up to 1.5 km wide (east-west) as a single Ore Schist horizon. The mineralisation outcrops at surface to the east, and extends to maximum depth of approximately 200 m below surface to the west. The mineralisation has an overall gentle dip to the west and plunges to the south. It appears closed off to the west and north but is open to the south, down plunge.

The Chimwungo deposit is partitioned into three zones by two steep west northwest trending dip slip fault zones. From south to north these mineralised zones are referred to as Chimiwungo South, Chimiwungo Main and Chimiwungo North.

Chimiwungo South mineralised zone is located south of the Chimiwungo South Fault. The mineralisation consists of a package of three Ore Schist horizons: Upper Ore Schist, Main Ore Schist and Lower Ore Schist separated by two continuous barren gneiss zones the Middle Gneiss and the Lower Gneiss. The mineralised package and the individual Ore Schist and Gneiss zones have a gentle south dip and plunge. The mineralisation extends up to 1 km north-south and 1.7 km in the east-west orientation and is open to the east and south with the limit of drill definition of the mineralisation extending down to approximately 370 m below surface. The northern limit of Chimiwungo South is the Chimiwungo South Fault.

Chimiwungo Main mineralisation is the down thrown continuation of Chimiwungo South mineralisation on the north side of the Chimiwungo South Fault. It consists of the same package of Ore Schist and Gneiss units which have a similar average dip and plunge to Chimiwungo South. Drill definition of the mineralisation extends 1.5 to 2.4 km north-south, and 4.2 km in the east-west orientation. The deepest mineralisation is located at approximately 460 m below surface at the southern limit of the Chimiwungo Main deposit just before it is upfaulted to near surface by the Chimiwungo South Fault zone by two main fault splays.

Chimiwungo North is located approximately 300m north of the northern margin of Chimiwungo Main mineralised zone. It is separated from Chimiwungo Main by a

steep dip slip fault zone called the Chimiwungo North Fault. This fault has dropped the mineralization on the northern side of the fault preserving it from erosion. In the area drilled the mineralization consists of one ore schist unit which appears to have formed by the merging of the three Ore Schist units seen in Chimiwungo Main. The mineralised zone dips and plunges gently to the south and extends over an area of 700 m (N-S) by 450 m (E-W). The southern boundary is constrained by the Chimiwungo North fault but it remains open to the west, east and north with the limit of drill definition of the orebody extending down to a depth of 108m.

Typical cross sections through Malundwe and Chimiwungo (Main and South) and Chimiwungo North are presented below in Figure 11.1, Figure 11.2 and Figure 11.3 respectively.

Figure 11.1 Malundwe Mineralisation - Cross Section (Looking North)


W (Looking North)
370600E
370800E
371000E
E
1300RL
1200RL
1100RL
0
100m
Leached overburden
Hangingwall gneiss
Oxide ore
Sulphide ore schist
Footwall gneiss
Epidote schist
Drill hole
MALUNDWE CROSS SECTION 8648350mN

Figure 11.2 Chimiwungo Mineralisation – Cross Section (Looking West)


S (Looking West)
8641000N
8642000N
N
1500RL
1000RL
Fault
0
500m
Leached overburden
Hangingwall gneiss
Oxide ore
Upper ore schist
Middle gneiss
Main ore schist
Lower gneiss
Lower ore schist
Footwall gneiss
Drill hole
CHIMIWUNGO SOUTH AND MAIN CROSS SECTION 377630mE

Figure 11.3 Chimiwungo North Mineralisation – Cross Section (Looking West)


1350 RL
1300 RL
Fault
Overburden
Hangingwall Gneiss
Oxide Ore Schist Package
Sulphide Ore Schist Package
Footwall Gneiss and Schist
Visible Cu Oxide
Visible Cu Sulphide
0
400m
CHIMIWUNGO NORTH CROSS SECTION

12. EXPLORATION

The history of exploration at Lumwana is a long, but sporadic one, as highlighted in Section 8.0 History. Despite this, Lumwana has not been systematically explored for copper since the 1970's, with more recent explorers focussing on the existing deposits or on the uranium potential of the region.

Equinox has compiled a comprehensive Geographical Information System database of the Lumwana region using the historic exploration data and recent geophysics and drill hole information. This synthesis has enabled targets to be defined and prioritised for future exploration.

Since Equinox started exploration in 1999 at Lumwana the company has identified 28 copper ± cobalt and uranium targets within project (as shown in Figure 12.1). These targets have been prioritised using a number of parameters including the likelihood of locating shallow open pit mineralisation in proximity to the process plant site (under construction). Chimiwungo North mineralised zone was discovered in 2004 by drill testing of an induced polarisation geophysics ("IP") chargeability anomaly. This discovery is the first new sulphide copper zone to be delineated in the Lumwana area since 1971.

Figure 12.1 Lumwana Area Exploration Potential – Locations of Prospects


Lubwe
Malundwe
Chimiwungo North
Chimiwungo
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Malundwe Sheet
Basement
Thrust
Fault
Lumwana LML -49
Planned Mining Areas
JORC Resource
Non-JORC Mineralised Zone
Prospects
N
0
10Km

In 2006 Equinox commenced a significant program of regional exploration at Lumwana focused on searching for Malundwe chalcopyrite-bornite style >1% copper deposits and structurally controlled uraninite uranium deposits. At the time of this report Equinox had completed 65 km^2 of induced polarisation geophysics ("IP"). This has identified significant new IP chargeability anomalies in the Kanga,

Chimiwungo North, Kababisa, and Kamaranda survey areas. Drill testing the new IP anomalies is due to commence in September 2006.

Figure 12.2 Lumwana Area Exploration Potential – IP Survey areas


10Km
Decollement
Kamaranda
Malundwe
Kababisa
Lubwe
Chimiwungo North
Chimiwungo
Kanga

The highest priority targets at the time of this report are in the Kanga, Chimiwungo North, Kababisa and Kamaranda areas which are discussed below.

12.1 KANGA

This prospect is located south along strike and down plunge of the Malundwe deposit. Previously named Malundwe South, a ground induced polarisation geophysical survey ("IP") in June 2006 identified a significant anomaly extending over a north-south strike of 2 km some 300 m south of the Malundwe pits. Most of the anomalous zone is coincident with the southern projection of the best copper mineralised zones at Malundwe and has not yet been drill tested. Sporadic historic drilling along the eastern margin, primarily by uranium explorers AGIP-COGEMA intersected copper mineralised Ore Schist and a number of discrete zones of uranium mineralisation. The IP response is similar to that seen within the Malundwe resource and based on previous experience Equinox believes there is a good chance for locating significant tonnages of copper mineralisation of similar grades to Malundwe potentially mineable by open pit methods. In addition, the eastern portion of Kanga contains surface and drill intersection zones of uranium anomalism. Drilling of this prospect will commence in the September 2006 quarter.

12.2 CHIMIWUNGO NORTH

Equinox discovered a new copper deposit in late 2004 called Chimiwungo North, about 300 m north of the planned Chimiwungo Main deposit (Figure 12.1) and approximately 3 km from the process plant site. Copper mineralisation has been identified in 28 of the 30 reverse circulation ("RC") drill holes drilled at Chimiwungo North on a nominal 100 x 100 m spacing. The drilled mineralised zone extends over an area of 700 m (N-S) by 450 m (E-W), and remains open to the west, east and north. A typical cross section through the Chimiwungo North deposit is provided in Figure 11.3. A resource for Chimiwungo North at a 0.2% cut-off is given in Table 19.5 below.

In June 2006 an IP survey looking for extensions to Chimiwungo North has identified a number of significant high chargeability IP anomalies to the east, north and west of the known mineralisation within 3 km of the process plant site. These anomalies appear to be associated with disseminated sulphide extensions of Chimiwungo Main and Chimiwungo North deposits and as possible new discrete sulphide mineralisation in an area called Kangrubwe. These anomalies require drill testing.

12.3 KABABISA AND KAMARANDA

Kababisa and Kamaranda prospects are respectively located 3.5 km northeast and 5 km north of the edge of the Malundwe open pit between 7 km and 11 km northwest from the process plant site. The 2006 IP survey has identified a 3.5 km north trending anomalous zone at Kababisa and at Kamaranda, three 1 – 2 km long northwest to north trending anomalies. These anomalies have similar IP responses to those associated with the Malundwe and Chimiwungo deposits. Based on previous experience Equinox believes the anomalies at Kababisa and Kamaranda have a high probability of representing significant zones of sulphide mineralisation that warrant follow-up drilling.

12.4 URANIUM EXPLORATION POTENTIAL AT LUMWANA

In addition to the uranium resources defined at Malundwe and Chimiwungo, there exists considerable additional exploration potential for uranium within the 1 355 sq km Lumwana Mining License. AGIP/COGEMA conducted an extensive regional uranium exploration program at Lumwana between 1981-1991 which defined a number of non-JORC compliant uranium mineralized zones and prospects outside of the proposed Lumwana copper reserve base. This provides potential for the development of additional uranium resources. The highest priority uranium target is located on the eastern side of the Kanga prospect southeast of the Malundwe pits which will be drill tested as part of the follow-up of the Kanga anomaly.

13. DRILLING

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Since that time four companies have drilled within the resource areas as follows:

- RST and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961 – 1976: 315 diamond core holes
- AGIP Zambia Limited - COGEMA Joint Venture 1982 – 1990: 135 diamond holes and 87 tricone holes
- Phelps Dodge 1993 – 1999: 27 diamond and 14 reverse circulation ("RC") holes
- Equinox Copper Ventures Limited 2000 – 2003: 146 diamond holes and 486 RC holes.
- Equinox Copper Ventures Limited 2004: 30 RC holes.
- Equinox Copper Ventures Limited 2006: 10 RC holes and 39 diamond holes

Of the pre-Equinox drilling, 401 holes for 70 500 m were used for both the 2003 BFS and 2006 resource estimations. The remaining holes were not of a standard suitable for resource estimation.

The initial Equinox drilling program was completed in two phases between November 2001 and November 2002. The program was focused on resource definition drilling with a total of 520 resource drill holes for 54,797 m being drilled. The remainder of the drill holes were diamond, RC or open hole percussion, metallurgical, geotechnical or hydrogeological drill holes. In 2004 Equinox discovered the Chimiwungo North deposit approximately 300 m north of Chimiwungo. A total of 30 holes for 2 606 m were drilled. During 2004 and 2005 Equinox completed additional metallurgical and geotechnical diamond drilling to assist with plant and infrastructure design. In February 2006 a 49 hole, 3 638 m combined RC and diamond drill program was completed to increase the hole density in the north-western portion of Chimiwungo (located within northern portion of the 2003 BFS Chimiwungo Main Pit). This enabled Inferred Mineral Resource within the area drilled to be reclassified by Golder as Indicated Mineral Resource.

Equinox drilling represents the largest proportion of the drilling used for the current resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies. These holes were drilled almost entirely by Stanley Mining Services Zambia ("SMS") based in Ndola, with Drill Africa completing ten resource and 24 geotechnical diamond holes in 2005 and 2006. SMS is a subsidiary of the international water well and exploration drilling company Layne Christensen. Drill Africa is a Zambian owned exploration drilling company based in Ndola, Zambia.

A 248 hole, 12,351 m RC Sterilisation drilling program was completed by Equinox in September 2005 to test areas of proposed mine and plant infrastructure.

Drill hole location plan for Chimiwungo and Malundwe are presented in Figure 13.1.

Figure 13.1 Malundwe and Chimiwungo Drill Hole Collar Locations

(Drill holes shown as red crosses and final pit shell as blue outline)


8650000 N
8649000 N
8648000 N
8647000 N
8646000 N
8645000 N
371000 E
372000 E
373000 E
N
1km

Malundwe Drill Hole Collar Locations


8645000 N
8644000 N
8643000 N
8642000 N
8641000 N
8640000 N
377000 E
378000 E
379000 E
380000 E
381000 E
1km
N

Chimiwungo Drill Hole Collar Locations

The average drilling density varies across Malundwe and Chimiwungo (Chimwungo South, Main and North zones). The average drill hole density at Malundwe is approximately 100 mE x 100 mN with the density increasing in the central portion of the deposit to 50 mE x 100 mN. In the south-western portion of Chimiwungo (within 2003 BFS Chimiwungo South Pit) the average density is dominantly 50 mE x 100 mN. Drilling through the rest of the Chimiwungo deposit is less dense, although infill drilling in early 2006 in the north-western portion of Chimiwungo (within the northern half of the 2003 Chimiwungo Main Pit) has increased the hole density to 100 m x 100 m spacing. Within the Chimiwungo North area the drill density is 100 m x 100 m. A summary of all drilling used for resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies completed to date is presented in Table 13.1 and Table 13.2.

Table 13.1 Chimiwungo and Malundwe Resource / Reserve – Metallurgical – Geotechnical –Hydrological Studies - Summary of Drill Holes Used

	Pre-Equinox		Equinox		Holes Drilled Since 2003 BFS		TOTAL	
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
Resource Estimation Holes								
DD Resource Holes	401	70,550	100	13,612	39	3,149	501	84,162
RC Resource Holes	-	-	469	44,823	10	489	469	44,823
Metallurgical, Geotechnical and Hydrological Drill Holes								
DD Metallurgical Holes #	-	-	95	10,244	56	6,310	95	10,244
DD Geotechnical Holes #	-	-	89	4,728	43	1,125	89	4,728
RC Geotechnical Holes	-	-	7	159	-	-	7	159
OH Hydrogeological Holes	-	-	20	2,769	-	-	20	2,769
TOTAL	**401**	**70,550**	**780**	**76,335**	**148**	**11,073**	**1,181**	**146,885**
Note: # 31 metallurgical and 14 geotechnical holes were also used in the resource estimation								
DD = Diamond Drill Holes RC = Reverse Circulation Percussion Holes and OH = Open Hole Percussion								

Table 13.2 2005 Chimiwungo North Resource Estimate -Summary of Drill Holes Used

	Pre-Equinox		Equinox		Holes Drilled Since 2003 BFS		TOTAL	
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
DD Resource Holes	3	392	1	27			4	419
RC Resource Holes			30	2,606	30	2,606	30	2,606
TOTAL	3	392	31	2,633	31	2,633	34	3,025

DD = Diamond Drill Holes RC = Reverse Circulation Percussion Holes

The majority of the resource is supported by diamond drilling information. Diamond drilling represents approximately 52% of all resource drill holes with 56% of the drill holes at Chimiwungo and approximately 50% at Malundwe being core holes. RC drill-sampled information, where present, is generally well inter-mixed with diamond drilling data. Hole diameters vary, generally from 114 mm to 165 mm for RC with NQ, HQ and PQ sizes being used for diamond drill holes.

Collars of all drill holes used for the resource estimation were surveyed by professional South African based surveyors. For all pre-Equinox and Equinox holes drilled to end of 2002 Global Geomatics was used, while for all subsequent resource holes Aermap was used. Both surveyors used Zone 35 S UTM (Arc 1950 datum) co-ordinates using DGPS or total station methods. Minor elevation adjustments were required for a small number of drill holes, with the process completed by transforming the collar RL onto a detailed topographic DTM surface generated as part of the BFS.

All resource diamond and RC drill holes were down-hole surveyed for direction by Reflex (digital), Sperry or Eastman single shot cameras or the Tropari method.

14. SAMPLING METHOD AND APPROACH

Diamond drill hole assays were derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were only assayed for copper. Equinox's and Phelps Dodge holes were assayed for copper, cobalt, gold and uranium. RC samples were Jones riffle split. Equinox personnel accurately measured sample intervals for diamond drill core. RC sample intervals were based on one or two metre samples collected in plastic bags by the drilling contractor, monitored by an Equinox geologist. For all Equinox RC drilling (most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an Ore Schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole which was an infrequent event.

Samples derived from Equinox drilling at Lumwana have been analysed for copper, cobalt, gold, uranium, sulphur and iron with some samples being assayed for other elements such as silver and nickel. For geological resource modelling, only valid drill holes of acceptable survey and sample quality were used. These were termed resource holes and consisted of diamond, RC and pre-collared RC diamond drill holes. The total number of drill holes by type, samples and assays used for the current Malundwe and Chimiwungo resource estimate are presented in Table 14.1 and Table 14.3 and the same data for the 2005 Chimiwungo North resource is included in Table 14.2 and Table 14.4.

Table 14.1 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox and Combined Number of Drill Types in the Global Database

	Pre-Equinox		Equinox		TOTAL		Grand Total No. Holes
Drill Type	No. Holes Chimiwungo	No. Holes Malundwe	No. Holes Chimiwungo	No. Holes Malundwe	Chimiwungo Holes	Malundwe Holes	
DD	160	241	93	34	253	275	528
RD			9	9	9	9	18
RC			185	279	185	279	464
TOTAL	160	241	287	322	447	563	1010

DD = Diamond Drill Holes, RD = RC precollared Diamond Holes and RC = Reverse Circulation Percussion Holes

Table 14.2 2005 Chimiwungo North Pre-Equinox Equinox and Combined Number of Drill Types in the Global Database

Drill Type	Pre-Equinox	Equinox	Grand Total No. Holes
	No. Holes Chimiwungo North	No. Holes Chimiwungo North	
DD	3	1	4
RC		35	35
TOTAL	3	36	39

DD = Diamond Drill Holes, RC = Reverse Circulation Percussion Holes

Table 14.3 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox Equinox and Combined Number of Samples / Assays in the Global Database

Mineral	Pre-Equinox		Equinox		Totals		Grand Total No. Samples / Assays
	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe	
Copper	8,433	4,467	16,418	7,101	24,851	11,568	36,419
Cobalt	2,144	2,138	16,418	7,101	18,562	9,239	27,801
Gold	1,787	1,782	8,761	3,097	10,548	4,879	15,427
Uranium (Chemical Assays Only)	2,082	2,138	13,524	7,101	15,606	9,239	24,845

Table 14.4 2005 Chimiwungo North Pre-Equinox , Equinox and Combined Number of Samples / Assays in the Global Database

Mineral	Pre-Equinox	Equinox	Grand Total No. Samples / Assays
Copper	78	1367	1,445

For resource estimation purposes, the final combined Malundwe and Chimiwungo global drill hole database comprises 1010 drill holes, analysed for copper, cobalt and gold. A separate combined Malundwe and Chimiwungo uranium database was created made up of chemical uranium assays and gamma log determinations, and comprises 724 drill holes. The total number of drill holes by deposit for estimation purposes are presented in Table 14.1 and Table 14.2.

Diamond drill core recovery was measured regularly with good recoveries being returned averaging in excess of 90%. The lowest recoveries were recorded within the non-mineralised overburden sequence. RC drilling recoveries were not measured directly because of the drilling method, however Equinox weighed all RC 1m bulk samples to provide semi qualitative estimate of recovery which indicated recoveries were acceptable. This indicates that all drilling sample results selected for resource estimation were adequate for the purpose.

Issues relating to sample quality are discussed further under Sections 15 and 16, whilst a discussion on rock types and geological controls were covered under Sections 10 and 11.

15. SAMPLE PREPARATION, ANALYSIS AND SECURITY

As stated above, Equinox collected Jones riffle split RC samples and diamond saw cut measured sample intervals for diamond drill core. All Equinox analytical samples were delivered to independent laboratories for sample preparation and analysis.

Alfred H Knight Laboratories in Kalulushi, Zambia prepared all Equinox drill samples (RC and diamond core samples) including the BFS samples up until December 2005. After that period the ALS Chemex ("ALS"), Johannesburg, South Africa laboratory prepared the drill samples (RC and diamond core samples). Both sample preparation laboratories completed the crushing and pulverising of the drill samples to industry standards. Once prepared 150 – 200g of pulverised material was sent airfreight to ALS Chemex in Perth, Australia for analysis. All samples were assayed by inductively coupled plasma atomic emission spectroscopy for copper, cobalt, uranium, nickel, sulphur and iron with fire assay atomic absorption spectrophotometry being used to assays of gold.

Appropriate quality assurance and quality control procedures (QA/QC) were adhered to throughout all resource drill programs by adopting certified standards, blanks, check samples and field duplicates. The protocols for the QA/QC are as follows:

- Duplicate samples were submitted with an frequency of one per 20 drill samples;
- Standard reference samples, made from the projects mineralisation was inserted at a frequency of at least one per 100 drill samples.
- Five percent (5%) of drill samples where selected for check analysed by a secondary laboratory.

The check samples and field duplicate data were analysed to provide a measure of error as bias and precision. Analyses were carried out for copper, cobalt, gold, nickel, iron, uranium and sulphur. The standard reference sample data were assessed to monitor the performance of the laboratory over time by comparing the values from the reference samples submitted to the laboratory at regular intervals to the certified standard reference sample data. External check assays were conducted by Genalysis Laboratory Services Pty Ltd, based in Perth, WA Australia.

Golder reviewed the sampling and assay protocols and the assay results from ALS (original laboratory) and Genalysis (check laboratories) with the results showing no significant systematic difference between the laboratories and acceptable levels of precision. The levels of precision and bias for ALS Cu%, which is the data field used for estimating copper for the current resource, results in a high degree of confidence in the resource estimate for copper.

ALS Chemex Perth is the principal assay laboratory and is certified by NATA Certification Services International to the international standard ISO 9001 Quality Management Systems (NATA accreditation certificate No. 6112). The check assay laboratories Genalysis is certified by NATA Certification Services International to the international standard ISO/IEC 17025 (1999) (NATA accreditation certificate number is 3244).

16. DATA VERIFICATION

To identify whether a bias may be routinely, but inadvertently introduced during the sample preparation process, Equinox randomly selected 60, one metre RC bulk samples for size analysis, using a range of quality sieves for which the mesh size is precisely known. The average results for 30 samples of Chimiwungo and Malundwe indicated that there was an average 95% passing particle size of 2.5 mm. The result accords with observations in the field of a small particle size in the drill samples and indicates that the sample preparation and sub-sampling is satisfactory.

A study was initiated to compare the assay results from RC and diamond drill methods. This study involved drilling twelve holes (six each at Malundwe and Chimiwungo) within five metres of the existing core hole at the same dip and azimuth as the original hole. Analysis of the various elements reflected natural variability and no consistent bias between the drill methods. Some slight differences were noted for both gold and uranium but at very low grades. Typically the RC drilling produced slightly wider and lower grade intersections compared with the diamond drilling.

Golder examined the sampling procedures on site and independently validated the sampling precision and assaying precision and accuracy. The available Lumwana data is considered by Golder as being of good standard for the purpose of resource estimation.

Hatch Associates Limited (Hatch) was commissioned in 2005 by Standard Bank of London to conduct a detailed audit of the Lumwana Project as part of the financing of the project. A component of the audit was a rigorous review of the data used for the resource and reserve estimates including drilling, surveying, sampling, assaying methods and the actual data. Hatch confirmed the data was of acceptable quality for the purpose.

17. ADJACENT PROPERTIES

Equinox through its wholly owned subsidiary Equinox Zambia Limited holds a substantial package of Zambia granted exploration tenements covering 18,088 km^2. The location of these projects is shown in Figure 17.1. Of this package the Mwombezhi Dome PLLS148 and Kabompo PLLS027 adjoin the Lumwana Mining Licence and have similar geology to the Lumwana. Although not as advanced, Equinox considers these projects have good potential for copper and uranium mineralisation and is currently in the process of exploring them for these minerals.

Figure 17.1 Location Plan of Equinox's Zambian Prospecting and Mining Licences


0
100km
LUMWANA
LML 49
Kitwe-Mwekere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Lufwanyama
Lusaka
Major road
Railway
Lumwana project
Zambezi Projects

18. MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 INTRODUCTION

The metallurgical testwork for this project was carried out primarily by Ammtec Ltd., Perth, Western Australia ("Ammtec") from April 2002 to May 2003 ("BFS Testwork"), December 2004 to February 2005 ("2004 Flotation Testwork") and March 2005 to July 2005 ("FEED Testwork"). Various specialist analyses and techniques were contracted to outside laboratories as required. The various phases of the testwork program were developed and directed by Aker Kvaerner, Equinox and GRD Minproc.

In general, the process circuits which were investigated were based on the findings of the Pre-feasibility Study ("2000-PFS") carried out for Equinox in November 2000 by Bateman. The 2000-PFS recommended production of a copper-cobalt flotation concentrate from the bulk of the ore for sale to local smelters. Ausenco Limited produced a supplementary report, entitled "Lumwana Copper Project Copper Metal Production Options", in April 2001 as part of the 2000-PFS financier's due diligence. This report identified a number of processing routes to produce copper metal on site at Lumwana. This was taken a step further by Aker Kvaerner, which undertook the Process Options Study presented in January 2002 with the objectives of reviewing these various processing routes and selecting options for more detailed study.

The conclusion from the Process Options Study was that the RLE option resulted in the highest realisation of readily marketable products from the concentrate, increasing return on investment and providing a greater degree of independence and control to Equinox.

As a result, the BFS Testwork was designed around the production of a "roaster grade" concentrate as feed to the on-site RLE facility to produce cathode copper and a "high grade" copper concentrate for sale and treatment at an external smelter/refinery. Cobalt cathode would be produced as a by-product from the RLE facility.

To minimise capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an external smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and it is not part of the integral project development plan.

Based upon this development plan, the 2004 Flotation Testwork was carried out in late 2004 to further investigate flotation performance, in particular to assess the ability to produce a higher concentrate grade from the Chimiwungo orebody.

Further metallurgical testwork was also carried out to characterise ore hardness for design of the comminution circuit ("FEED Testwork"). This FEED Testwork was conducted in 2005 and involved carrying out various grinding and ore hardness testwork on 150 samples obtained from the Malundwe and Chimiwungo orebodies. Bench and pilot scale flotation testwork was also undertaken.

A summary of the testwork relevant to the Concentrator for the production of concentrate for sale and treatment at an external smelter/refinery is provided in the following sections.

18.2 SAMPLES

PQ diamond cores were delivered to Ammtec for the BFS Testwork. One fifth of the diameter had been removed for geological and reserve estimation purposes. Equinox nominated the compositions of the metallurgical samples which were made up from this core to represent different ore types. Both "main" and "variability" samples were chosen for each of the two deposits, Malundwe and Chimiwungo, which are to be mined and treated separately. Approximately 2.5 t of Malundwe "main" sample core ("MM2") and 5.0 t of Chimiwungo "main" sample core ("CM1") were available.

Essentially, the BFS samples were split into four ore types:

- CM1 – composite representing the Chimiwungo sulphide deposit
- CM4 – represents the high grade cobalt section of the Chimiwungo sulphide deposit
- MM2 – composite representing the Malundwe sulphide deposit
- MM3 – represents the high grade uranium section of the Malundwe sulphide deposit.

Both CM1 and MM2 had appropriate quantities of CM4 or MM3 back mixed into each sample such that CM1 and MM2 represented the Chimiwungo and Malundwe deposits respectively. The strategy employed throughout the BFS Testwork was that the main ore types were to be thoroughly tested and optimised, while the variability samples were to be tested at the optimised conditions to ensure that any variability in response was understood.

The 2004 Flotation Testwork was carried out using 200 kg of Chimiwungo drill core samples. As shown in Figure 11.2, the Chimiwungo orebody comprises three schists and, therefore, four metallurgical samples were tested:

- Upper Ore Schist
- Main Ore Schist
- Lower Ore Schist
- Overall Composite.

Equinox nominated the compositions of the samples, which were made up from Chimiwungo drill core samples to represent the different ore schist types.

Metallurgical drilling began in late 2004 to obtain samples for the FEED Testwork to profile ore hardness throughout the first 11 years of the mine plan. Eleven PQ drill core samples were obtained from the Chimiwungo deposit, with 100 samples being selected. Twenty four PQ drill core samples were obtained from the Malundwe deposit, with 50 samples being selected. The samples were selected by Equinox to provide a chronological spread in terms of the mining plan, with between 8 and 18 samples selected for each year. In addition, approximately 10% of the samples selected were identified as waste to account for the internal waste component of the orebodies and waste dilution typically associated with large-scale mine operation. Approximately 20 t of material was tested.

18.3 SAMPLE CHARACTERISATION

As part of the FEED Testwork, Unconfined Compressive Strength and Point Load Indices were determined for Chimiwungo ore and waste samples. The average results are provided in Table 18.1.

Table 18.1 Chimiwungo Feed Testwork Sample Characterisation

Sample Type	Point Load Index (Mpa)	Unconfined Compressive Strength (Mpa)
Ore	4.74	59.6
Waste	5.55	94.8

These results show that the waste samples are more competent than the ore samples tested.

Sample characterisation testwork carried out during the BFS included determinations of Unconfined Compressive Strength (UCS), Bond Abrasion Indices, Bulk Density, Angle of Repose and True Mineral Specific Gravity (SG). These tests were carried out on both main ore types and variability samples.

Table 18.2 contains a summary of these results.

Table 18.2 Sample Characterisation

Test	Units	CM1	CM4	MM2	MM3
Unconfined Compressive Strength (UCS)	Mpa	41	31.4	12	14.5
Bond Abrasion Index		0.12	0.09	0.08	0.10
Uncompacted Bulk Density	t/m^3	1.57	1.59	1.58	1.51
Angle of Repose	Degrees	37	39	36	37
True Mineral Specific Gravity	t/m^3	2.90	2.98	2.85	2.86

18.3.1 Head Assays

As part of the FEED and 2004 Flotation testwork, assays were obtained for a range of samples from the Malundwe and Chimiwungo orebodies. The averages of the 50 FEED Testwork Malundwe (FEED MM) and 100 Chimiwungo (FEED CM) ore samples and the Overall Composite sample from the 2004 Flotation Testwork (2004 Flotation OC) are presented in Table 18.3. Also included are the chemical analyses for the BFS samples CM1, CM4, MM2 and MM3.

Table 18.3 Head Assays

Analyte	Unit	CM1	FEED CM	CM4	2004 Flotation OC	MM2	FEED MM	MM3
Au	g/t	0.031	0.050	0.025	0.055	0.068	0.08	0.168
Al	%	5.64	-	5.60	5.62	5.82	-	5.63
As	ppm	<10	-	<10	-	<10	-	<10
Ca	ppm	4215	-	2600	2689	3500	-	2950
Co	ppm	120	390	960	307	196	271	79
Cu	%	0.69	0.78	1.00	0.85	1.23	1.02	0.97
Fe	%	4.23	3.12	3.39	2.80	3.19	3.81	3.16
K	%	4.03	3.22	3.92	3.61	3.94	3.17	3.78
Mg	%	2.28	2.45	2.65	2.44	2.17	2.28	3.29
Mo	ppm	<5	-	<5	8	<5	-	43
Ni	ppm	130	-	160	103	40	-	40
Pb	ppm	<5	-	<5	2	<5	-	98
S_{TOTAL}	%	0.92	0.80	1.48	0.88	0.68	0.82	0.34
U	ppm	<25	-	<25	31.5	30	-	1580
Zn	ppm	56	-	60	24	20	-	19
Moisture Content	%	0.23	-	0.12	-	0.44	-	0.75

18.3.2 Mineralogy

Mineralogical examination of each ore type was undertaken during the BFS by Roger Townend & Associates. Optical examination of polished sections and SEM scans were carried out for opaque minerals (non-gangue) identification, whilst XRD analyses and thin section examinations were carried out for non-opaque (gangue) mineral identification. Essentially, all ore types were relatively similar in their mineralogical composition (quartz, muscovite and biotite being the main minerals), the main differences being:

- CM4 contains cobalt pentlandite
- MM3 contains uraninite
- MM2 contains more bornite than CM1, which resulted in the flotation concentrate from MM2 being of significantly higher copper grade (44%) compared with CM1 (25%).

In addition, mineralogical investigations were undertaken by the Mineral Liberation Analysis ("MLA") Bureau of the Julius Kruttschnitt Mineral Research Centre ("JKTech") using the MLA Standard Liberation Analysis technique on MM2 and CM1 samples crushed to –2 mm. This testwork effectively showed that, for both CM1 and MM2, effective mineral liberation occurred at the relatively coarse grind size of 300 µm. This was later confirmed in grind size versus flotation recovery testwork.

18.4 CRUSHING

Bond Impact Crushing Work Index testing was carried out on Equinox selected BFS drill core specimens for the main ore types CM1, CM4, MM2 and MM3, using an Impact Crushability Test Unit. A summary of the results is presented in Table 18.4.

Table 18.4 Bond Crushing Work Index Results

Ore Type	No. of Specimens Tested	Bond Impact Crushing Work Index (kWh/t)			
		Maximum	Minimum	Average	Standard Deviation
CM1	20	11.6	2.4	5.3	2.4
CM4	20	9.2	2.3	5.1	1.9
MM2	20	9.8	2.4	5.2	2.1
MM3	10	7.4	2.6	5.0	1.5

18.5 ROM FEED SIZE DISTRIBUTION

A JKTech Mine to Mill Investigation was undertaken during the BFS to estimate the Run of Mine ("ROM") size distribution. This investigation was updated during the FEED with the latest ore hardness characterisation testwork results being used.

The ROM ore size distributions from the FEED investigation were used in the modelling of the comminution circuit by grinding consultant Steve Morrell of SMCC Pty Ltd ("SMCC"). SMCC concluded that the size distributions used for the modelling are conservative and, therefore, higher milling capacities may be achieved.

18.6 ORE MOISTURE

To quantify the moisture characteristics of the ore, 'flood and drain' testwork was undertaken during the BFS on a –19 mm sample. These tests confirmed that the bulk of the moisture is locked up in the fines fraction (-1.0 mm) and that very little moisture ingresses inside the material structure.

Applying the BFS 'flood and drain' testwork results to the FEED ROM ore size distribution the ore moisture would be approximately 2.5% (w/w).

18.7 STOCKPILING AND RECLAMATION

Concerns existed as to potential problems being associated with the reclamation of ore from crushed stockpiles. Material flow consultant Tunra Bulk Solids Handling Research Associates ("Tunra") was approached during the BFS to determine the flow properties of the Malundwe ore so as to provide relevant parameters for the design and efficient and reliable bulk storage and handling facilities. A sample of -4 mm material was sent to Tunra with the results showing that the ore has a worst case moisture level of 14.4% moisture and would be classified as moderately difficult to handle.

18.8 BFS MILLING

Ball Mill Work Indices, Bond Rod Mill Work Indices, Autogenous Media Competency Tests and JK Drop Weight Testwork were carried out during the BFS on Malundwe and Chimiwungo composites. Additional core samples were used to those composited to originally make up MM2 and CM1.

SMCC carried out a review during the BFS of the proposed milling circuit (as shown in Figure 18.1) and the BFS testwork results. SMCC also generated a mass balance for equipment sizing purposes.

Figure 18.1 Block Flow Diagram – Lumwana Milling Circuit


PRIMARY
CRUSHING
SAG
MILL
CYCLONE
O/F
FLOTATION
FEED
U/F
BALL
MILL

SMCC used a combination of power based and model based approaches to best determine the appropriate equipment required for milling 18 Mt/a of the Lumwana ore to a P_{80} of 280 µm, using a circulating load of 250%. Crushing, ore breakage within the stockpile, SAG milling, ball milling and classification performance were all modelled. This investigation showed that a single 15 MW SAG mill would be required with two secondary 6 MW ball mills in closed circuit with cyclones.

18.9 FEED MILLING

A review of the BFS recommended further metallurgical testwork to examine the variability of the orebody and to increase confidence in the design of the comminution circuit. This testwork program was developed by Equinox with the assistance of GRD Minproc and SMCC. Equinox and GRD Minproc supervised this ore hardness characterisation testwork, which was based upon 100 drill core samples from the Chimiwungo orebody and 50 drill core samples from the Malundwe orebody. These samples were sourced from Equinox's metallurgical drilling campaign carried out in early 2005.

18.9.1 SAG Mill Amenability Testwork

The SAG Mill Comminution (SMC) test was used to provide a cost effective means of obtaining parameters for comminution modelling from drill cores. A relationship was then determined by SMCC between the specific input energy (kWh/t) and the proportion of fragmented/broken product passing a specified sieve size. The results were then used by SMCC to determine the drop-weight index (DWi), which is a measure of the strength of the ore sample when broken under impact conditions. The DWi is directly related to the JK Tech rock breakage parameters A and b and can be used to estimate the values of these parameters.

SMC testing was carried out on 100 Chimiwungo and 50 Malundwe samples. The results are summarised in Table 18.5. Low, average and high competency ores are displayed for each of the orebodies, represented by the DWi_{20} (20th percentile), DWi_{50} (50th percentile) and DWI_{80} (80th percentile) respectively.

Table 18.5 SMC and JK Drop Weight Testwork Results

Sample Identity	Derived Values			
	DWi	A	b	A x b
Malundwe				
DWi_{20}	1.31	78.3	2.67	209
DWi_{50}	1.77	76.9	2.11	162
DWi_{80}	2.39	72.9	1.61	117
Chimiwungo				
DWi_{20}	1.79	73.6	2.12	156
DWi_{50}	2.19	73.4	1.74	128
DWi_{80}	3.13	76.5	1.15	88

These results show that the Malundwe samples are less competent than the Chimiwungo samples and both ores are amenable to SAG milling.

18.9.2 Bond Rod Mill Work Index Determinations

The Bond Rod Mill Work Index test is used to determine the competency of ores. Average Malundwe results were 9.8 kWh/t, as compared to 10.1 kWh/t for Chimiwungo confirming that Malundwe is less competent than Chimiwungo.

18.9.3 Ball Mill Amenability Testing

To investigate milling performance, open circuit milling testwork was carried out as proposed by J.Levin. This Levin testwork involves imparting a known amount of energy (or length of grind time) to a known quantity of sample, enabling the kWh/t to be determined. The contents of the mill are subsequently sized, enabling the kWh/t vs grind size relationship to be investigated.

The Levin testwork was carried out on 100 Chimiwungo and 50 Malundwe samples and the results are summarised in Table 18.6.

Table 18.6 Levin Testwork Results

Sample Identity	Feed Sizing F_{80} (µm)	Product Sizing P_{80} (µm) at Applied Energy			
		5 kWh/t	10 kWh/t	15 kWh/t	20 kWh/t
Average Chimiwungo FEED	1803	437	307	252	214
Average Malundwe FEED	1913	432	299	250	212

The Levin testwork results were also used as a basis to select samples for Bond ball mill index determinations, which is the standard measurement typically used in the design of ball mills.

The Bond test involves the grinding of a sample in a mill for a set number of revolutions. The contents are screened, with the oversize being returned to the mill and the undersize being replaced with an equal mass of new feed. This is repeated until steady state is achieved. Due to the plate-like nature of mica, it tends to accumulate in the Bond test oversize due to its shape. The Levin test is a batch test and, therefore, is not adversely influenced by particle shape in the same way that the Bond test is.

Results from the BFS Testwork showed that a relationship existed between the operating work indices from the Levin tests and the standard Bond ball mill work

indices. This relationship was used by SMCC to convert the Levin results into Bond ball mill work index values for each core sample tested.

The ball mill work indices are summarised at the 20th, 50th and 80th percentile values in Table 18.7.

Table 18.7 Ball Mill Work Indices

Sample	BWi_{20}	BWi_{50}	BWi_{80}
Chimiwungo	11.9	14.4	16.7
Malundwe	14.2	16.7	19.1

The results show that the Malundwe ore will be harder to grind in the ball mill. SMCC surmised that this may be due to the amount of mica present. Mineralogical examination carried out during the BFS showed that more mica is typically present in the Malundwe ore (58%), compared with Chimiwungo ore (49%).

18.9.4 FEED Milling Summary

A throughput optimisation study was carried out in 2005 which showed that 20 Mt/a would provide the best outcome for Equinox. SMCC used the FEED Testwork comminution data to evaluate the proposed circuit: a 38 ft x 18 ft SAG mill followed by a 26 ft x 40 ft closed circuit ball mill. The following is a summary of this evaluation.

Ore characterisation data indicates that, from a SAG mill perspective, the ore is relatively soft, Chimiwungo being slightly harder than Malundwe. From a ball milling perspective, the Bond work index values show a marked trend of increasing work index with grind size. Malundwe is indicated to have values that on average are 2.3 kWh/t higher than those for Chimiwungo. Therefore, when treating Chimiwungo ore, the SAG mill will be rate limiting, whereas, for Malundwe, the circuit will be ball mill limited.

The balance between the workload of the SAG and ball mill will vary with ore type and, therefore, the circuit will need to be designed to accommodate this. SMCC recommended that some of the ball mill cyclone underflow should be recycled to the SAG mill and that the SAG mill be fitted with a variable speed drive. These recommendations have been incorporated into the plant design.

Modelling showed that the milling circuit would have a nominal capacity of 20 Mt/a when treating Malundwe and Chimiwungo ores.

18.10 BFS FLOTATION

A total of six composites was prepared for the BFS flotation testwork program. The two main composites, Malundwe (MM2) and Chimiwungo (CM1), were assumed to be representative of each orebody and, as such, were the basis for the BFS plant design and engineering. Four variability composites of Malundwe and Chimiwungo were also subjected to flotation testwork and these results were used for comparison purposes, to ensure that they reacted similarly to the main ore types.

The following testwork program was carried out on all composites and was based upon producing concentrate suitable for on-site downstream processing and for off-site processing at a smelter:

- Head assay
- Grind size assay analysis
- Grind series flotation
- Reagent Series (Rougher-Scavenger) flotation
- Cleaner-Recleaner flotation
- Split Cleaner flotation optimisation tests
- Locked Cycle flotation.

The results of the locked cycle tests for MM2 and CM1 to produce concentrate suitable for smelting are summarised in Table 18.8.

Table 18.8 BFS Locked Cycle Testwork

Composite	Concentrate Grade (%)			Recovery (%)		
	Cu	S	Co	Cu	S	Co
MM2	44.4	27.4	0.29	96.8	93.3	35.1
CM1	24.7	29.3	0.18	97.8	90.3	39.4

Flotation pilot plant operations were conducted on composites CM1, MM2 and CM4, with the predominant purpose of producing concentrate for downstream roasting/leaching/ solvent extraction/electrowinning testwork.

Miscellaneous flotation-related tests that were also carried out are listed below:

- Mineralogy on CM4 flotation tailings
- XRD Results – mica analyses comparison
- MM2 tailings testwork – Golder
- MM2 tailings testwork – Graeme Campbell and Associates
- Gold in concentrates
- Lumwana site water quality

These miscellaneous tests included the Australian Nuclear Science and Technology Organisation ("ANSTO") being commissioned to investigate the impact of uranium upon the processing of the ore, including the impact upon the concentrate produced. ANSTO concluded that the samples of concentrate submitted to it would not pose a problem under current legislation.

18.11 2004 FLOTATION

Equinox commissioned Ammtec to perform additional flotation testwork in late 2004 on samples representative of the three Chimiwungo ore schist types. Various flotation circuit configurations were tested which showed that higher grades than that achieved during the BFS could be achieved with little or no loss in recovery.

Locked cycle testwork was subsequently carried out, using this circuit configuration, to determine the expected flotation performance of each of the Chimiwungo ore schist types. The results are summarised in Table 18.9.

Table 18.9 2004 Flotation Locked Cycle Testwork

Composite Name	Recleaner Concentrate						
	Wt (%)	Cu (%)	Cu Rec. (%)	Co (ppm)	Co Rec. (%)	S (%)	S Rec. (%)
Main Ore Schist	3.0	22.1	97.7	12157	68.0	30.2	94.0
Lower Ore Schist	2.9	46.0	97.9	1449	34.7	28.5	94.4
Upper Ore Schist	2.0	28.8	95.2	10966	49.7	32.1	94.7
Overall Composite	2.7	32.1	97.9	7862	58.6	29.8	96.5

It was concluded that copper recovery is high for the three ore schist types, all results being above 95%. The mineralogy completed on the concentrates reported chalcopyrite as the dominant copper-bearing material. The lower ore schist contains significant quantities of bornite, which accounts for the higher copper grade (46% copper).

18.12 FEED FLOTATION

A review of the BFS flotation testwork results was carried out during the FEED stage. The review concluded that a modification to the proposed BFS flotation circuit was appropriate (the Cleaner Scavenger concentrate would be reground instead of reporting directly to the Cleaner). The selected flotation circuit is represented in basic form in Figure 18.2.

Figure 18.2 Flotation Summary Flowsheet


FEED
ROUGHER
TAIL
SCAVENGER
TAIL
TAILINGS THICKENER
TAIL
CLOSED CIRCUIT MILL
CLEANER
TAIL
CLEANER SCAVENGER
TAIL
CON
RECLEANER
HIGH GRADE CONCENTRATE

Locked cycle testwork was carried out using the proposed circuit. The results are provided in Table 18.10.

Table 18.10 Feed Flotation Locked Cycle Testwork

Composite Name	Recleaner Concentrate						
	Wt (%)	Cu (%)	Cu Rec. (%)	Co (ppm)	Co Rec. (%)	S (%)	S Rec. (%)
Malundwe	3.72	46.7	97.9	5633	52.1	28.7	97.4
Chimiwungo	2.74	30.6	95.5	7889	56.5	29.7	95.4

A major objective of the flotation testwork carried out during the FEED phase was to improve the understanding of the relationship between copper and sulphur in the feed and copper concentrate grades. Figure 18.3 shows this relationship as measured in the 2004 Flotation, FEED and BFS testwork results.

Figure 18.3 Cu Concentrate Grade VS Feed Cu:S Ratio


60.00
50.00
40.00
30.00
20.00
10.00
0.00
Concentrate Grade (Cu%)
0.00
0.50
1.00
1.50
2.00
2.50
Feed Cu:S Ratio

Further testwork was carried out upon the transition–oxide ore which showed that recoveries of between 20 to 75% recovery were achieved, dependent upon the extent of oxidation. This material will be stockpiled and treated later in the mine life, if justified.

Samples remaining from the comminution testwork were composited by Equinox for pilot scale flotation testwork. This testwork was carried out to produce concentrate samples for marketing purposes and for further solid-liquid separation testwork.

Table 18.11 summarises the assays carried out on the concentrates produced from the FEED pilot flotation testwork.

Table 18.11 Summary Of Concentrate Assays

Element	Units	Chimiwungo		Malundwe	
		Assay	Repeat	Assay	Repeat
As	ppm	42	44	18	19
Au	g/t	1.11	0.90	0.68	0.76
Bi	ppm	34.8	32.7	39.3	40.4
Cd	ppm	<0.5	<0.5	<0.5	<0.5
Co	ppm	7580	7620	5410	5380
Cu	%	29.1	29.6	40.2	40
F	ppm	200	200	100	100
Hg	ppb	100	90	210	190
Ni	ppm	1330	1350	440	450
Pb	ppm	37	35	34	33
Sb	ppm	4	4.6	1	1
Se	ppm	15	15	5	5
S	%	29.4	28.9	28.4	28
SiO_2	%	7.29	7.29	3.83	3.89

18.13 SOLID-LIQUID SEPARATION TESTWORK – FLOTATION CONCENTRATE AND TAILINGS

Thickening tests were carried out by vendors using Chimiwungo and Malundwe FEED pilot tailings samples. Thickening and filtration tests were also carried out by respective vendors on Chimiwungo and Malundwe FEED pilot concentrate samples. The thickening and filtration testwork results are summarised in Table 18.12 and Table 18.13 respectively.

Table 18.12 Feed Thickening Results Summary

Sample		Underflow Density (% w/w)	Overflow Clarity (ppm)	Solids Loading (t/h/m^2)
Malundwe	Concentrate	74	<50	0.25
	Tailings	52 to 55	<500	1.0
Chimiwungo	Concentrate	72	<50	0.25
	Tailings	52 to 55	<500	1.0

The vendor concluded that reasonable underflow densities and good overflow clarities can be achieved for these samples.

Table 18.13 Feed Concentrate Filtration Testwork Results

Sample	Final Cake Moisture (% w/w)	Capacity (kg/m^2 h)	Drying Time (min)	Drying Air Consumption (m^3/m^2 min)
Malundwe	7.3	680	2	0.7
Chimiwungo	7.4	589	2	0.7

The vendor concluded that the final cake moisture content and capacities show that this material is readily filterable.

19. MINERAL RESOURCE AND RESERVE ESTIMATES

An independent Mineral Resource Estimate was prepared to JORC standards in February 2003 by Golder and reconciled to NI43-101 in June 2004. This estimate was revised by Golder, in July 2006 in accordance with JORC and NI43-101 standards after completion of an infill combined diamond and RC drill program in the north-western portion of Chimiwungo (within the northern half of the 2003 BFS Chimiwungo Main Pit). The infill program upgraded a significant tonnage of Inferred Mineral Resources to the Indicated Mineral Resource category, and confirmed the continuity of mineralisation. Golder also reviewed the classification of some of the Malundwe Mineral Resources based on the continuity shown by the latest drilling. The 2006 revised Mineral Resource estimation for Malundwe and Chimiwungo is presented in the Table 19.1 to Table 19.4 and the 2005 Chimiwungo North Resource estimation is presented in Table 19.5.

Golder classified the Lumwana Mineral Resource principally based on data density, data quality and geological confidence parameters. The Golder ore reserve estimation uses similar parameters and included Inferred Resource material to better reflect the overall magnitude of the project. The ore reserve estimation was a staged process which involved regularizing the geological Mineral Resource block model into a "Mineable" Resource block model which allowed for dilution, mining conditions and likely ore block continuity. This was followed by optimisation, mine planning and financial analysis. Golder adopted this approach because they considered the resources had adequate continuity and that further drilling would be capable of upgrading the Inferred Resource in the pit areas to reserve status. This procedure is allowable under the JORC Code and ASX listing rules. The use of Inferred Resources in the economic evaluation was approved under the Canadian Securities Exemption, as discussed in Section 4.

The Mineral Resource Estimate is based upon data compiled by S Khosrowshahi, Principal Geostatistician (Golder), a Member of the Australasian Institute of Mining and Metallurgy and M Richards, Equinox Exploration Manager – Africa, a Member of the Australasian Institute of Geoscientists.

There are no particular issues beyond those discussed in this document that are likely to significantly affect the estimates of mineral resources and reserves as discussed below.

19.1 GEOLOGICAL MODELLING

Geological interpretation and three dimensional modelling were used to define spatial zones that were then used to flag the composited sample data for statistical and geostatistical analysis. These interpreted geological boundaries for Chimiwungo, Chimiwungo North and Malundwe deposits are based on drill hole data resulting in an improved geological understanding of rock type, structural style and distribution of copper grades and to a lesser extent gold, cobalt and uranium grades.

All resource drill holes were logged for lithology. The logs summarised the mineralogical (main gangue and sulphide minerals), textural, lithological and weathering characteristics for each sampled interval. To simplify and group lithologies into functional categories an additional code termed IDZ was developed by Equinox, which defines the tectonostratigraphic rock unit. The IDZ codes established broad divisions of the geological profile at Chimiwungo, Chimiwungo

North and Malundwe, namely leached overburden, hangingwall lithologies, mineralised zone, internal barren gneisses and footwall lithologies. Within the mineralised zone, gneissic units were predominantly barren with respect to copper, gold, cobalt and uranium grades.

Geological block models for the Chimiwungo, Chimiwungo North and Malundwe deposits were constructed using Vulcan software. The models were oriented along the project grid with a parent block size of 25 m east-west (X), 25 m north-south (Y) and 4 m vertically (Z) and the smallest sub-block size was 5 m (X) by 5 m (Y) by 2 m (Z). The sub-blocking approach enabled Golder to generate a model that encapsulates the horizontal and moderately dipping geological contacts and weathering horizons, necessary for a bulk mining open cut operation.

19.2 STATISTICAL ANALYSIS

Drill hole data was composited to 2 m down hole lengths, honouring the geology contacts. Statistical data analysis was conducted by geological domain. For Malundwe and Chimiwungo North, the main domain of interest was the mineralised zone defined between the modelled hangingwall and footwall surfaces. For Chimiwungo, the analysis compared the grade distributions in the interlayered ore schists and barren gneisses.

19.3 VARIOGRAPHY

A variography study was undertaken to model spatial continuity in the domains in the Chimiwungo, Chimiwungo North and Malundwe deposits. Variogram parameters were used in grade interpolation and for trial conditional simulations for resource calibration purposes.

The best defined variograms are in the Malundwe deposit where the drill pattern is more regular and closer spaced allowing the variography to be carried out as one global domain along the entire strike length of the deposit. The south-western portion of Chimiwungo (within the 2003 BFS Chimiwungo South Pit) contains the closest drill hole spacing and has one area of detailed, close spaced drilling. This has resulted in clearer variogram structure being defined in this area compared to the rest of Chimiwungo and Chimiwungo North.

Three areas of close-spaced drilling using a 12.5 m to 50 m pattern improved short scale structure inference in Chimiwungo and Malundwe.

Unfolding techniques were used to model the curvi-linear grade continuity in the mineralised zones.

19.4 GRADE ESTIMATION

The geostatistical method of Ordinary Block Kriging was used for grade interpolation for resource estimation of copper, cobalt, gold and uranium. Estimation parameters were derived from the variography study. Unfolding techniques were applied during the grade estimation to characterise the curvi-linear continuity.

Estimation of uranium was spatially constrained to localised volumes in the block model to limit the extrapolation of the high uranium assays. This was based on lower observed continuity of uranium compared to copper grades.

Dry bulk density values were assigned based on the 5013 measurements by Phelps Dodge and Equinox. The density values were assigned to the blocks based on the weathering zone in which the block was located.

Conditional simulations were generated for five trial areas in Chimiwungo and Malundwe for use in comparisons with the resource models and checking the grade-tonnage curve, providing an indication of representivity of the resource model. In general the conditional simulation model validated the resource model volume-grade curve for copper, providing support in the confidence in the copper resource estimates.

19.5 RESOURCE CLASSIFICATION

The Chimiwungo and Malundwe deposits were classified in compliance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101. Classification of the resources was completed by Golder geologists, based principally on data density, quality and geological confidence criteria.

19.6 MINERAL RESOURCE STATEMENT

The Mineral Resource estimate is based on a number of factors and assumptions

- The survey control and down hole surveying data were considered adequate for the purposes of this study. Geology was interpreted and modelled in three-dimensions to define geological zones that were used to flag the composited sample data for statistical and geostatistical analysis.
- Using parameters derived from modelled variograms, Ordinary Kriging was used to estimate average block grades in the geology zones.
- Density values were assigned globally by weathering zone.
- The 0.2% copper cut-off grade was selected for reporting the copper, gold and cobalt resource. The 0.2% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the 2 m composites used in the mineral resource estimate, and visually recognisable based on geological mineralisation characteristics.

19.7 IN SITU MINERAL RESOURCES

The resource estimates for the combined Malundwe and Chimiwungo deposits, at a 0.2% copper cut-off are as highlighted in Table 19.1, Table 19.2 and Table 19.3.

Table 19.1 Malundwe Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	47.0	1.14	137	0.05
Indicated	95.0	0.80	158	0.01
Total (Measured and Indicated)	142.0	0.91	151	0.03
Inferred	19.7	0.74	95	0.03

Table 19.2 Chimiwungo Copper, Cobalt and Gold Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	82.5	0.76	296	0.02
Indicated	133.7	0.60	149	0.02
Total (Measured and Indicated)	216.2	0.66	205	0.02
Inferred	544.7	0.63	45	0.01

Table 19.3 Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation and as such, processing of the copper ore does not produce any uranium "contamination" of resultant copper concentrate. The Lumwana Uranium resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 19.4 below.

Table 19.4 Uranium Mineral Resources Within The Lumwana Mining Project

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19 408 000
Inferred	2.6	0.042	2 035 000

The Uranium resource estimation was carried out based on the following:

- Using cut-off grades of 0.01% uranium.
- Uranium grades estimated using Ordinary Kriging on 2 m sample composites.
- Estimation constrained by various search radii (25 m x 25 m x 2 m Chimiwungo and 50 m x 50 m x 2 m Malundwe). Parent block size 25 m x 25 m x 4 m with sub blocks to 5 m x 5 m x 2 m.
- Calculated using chemical assays from ALS Chemex and Phelps Dodge laboratory.

With the discovery of the Chimiwungo North deposit in 2004, a mineral resource was estimated by Golder in 2005 using similar quality control, interpolation parameters and cut-off grade for copper (0.2%) as the 2003 BFS estimate. Due to the low concentrations of cobalt, gold and uranium, only copper was estimated. The Chimiwungo North resource is shown in Table 19.5.

Table 19.5 Chimiwungo North Total Copper Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)
Indicated	34.4	0.50
Inferred	9.2	0.42

19.8 ORE RESERVE ESTIMATE

Ross Bertinshaw of Golder, Perth, Western Australia and Jon Yelland of Equinox were responsible for the development of the Ore Reserves. The latest update was carried out to JORC and CIM NI 43-101 standards and included Inferred Resources as part of the mine planning process, which is consistent with The Canadian Securities Exemption. The latest work uses the Mineral Resources and a higher copper price (US$1.20/lb) as the basis for the development of updated mine plans and schedules.

Dilution and mining recovery were included in the geological block models by regularising the blocks to 12.5 m x 12.5 m x 4 m in Malundwe and Chimiwungo pits within the mineralised boundary after a dilution zone of 1m was added. This had the overall effect of increasing tonnage by 6% and reducing grade by 7%. This is more selective than the original BFS, as Equinox believes that the selectivity with its mining fleet can be improved from the feasibility by optimising the mining method.

Golder and Equinox have used the Whittle 4X multi-element optimisation and Maptek Vulcan and Medsystem scheduler software for the mine planning aspects of the project.

The Malundwe and Chimiwungo cut-offs are based on producing a concentrate. Table 19.6 summarises the copper cut-off grades applied. The cut-offs are based on a copper price of a minimum of $1.00/lb with appropriate allowances for freight and smelter charges where required.

Table 19.6 Copper Cut Off Grades

Malundwe-Oxide	Chimiwungo-Oxide	Malundwe-Sulphide	Chimiwungo-Sulphide
0.25%	0.27%	0.16%	0.21%

Table 19.7 gives the Sulphide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. Table 19.8 gives the Oxide Minerals Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. The Mineral Reserves are included in the Mineral Resources quoted in Table 19.1 and Table 19.2.

Table 19.7 Sulphide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 19.8 Oxide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	9.6	0.69
Inferred Resource	3.6	0.42

As part of the mine planning process, the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those covered in this report that should have a significant impact upon these estimates.

20. OTHER RELEVANT DATA AND INFORMATION

20.1 WATER MANAGEMENT

Recycled water from the Tailings Storage Facility ("TSF") and raw water from the Water Storage Facility ("WSF") will be used to provide water for processing purposes, construction and dust control.

Raw water and potable water is planned to be supplied from the WSF, which will have a capacity of 12 GL (Year 1) to 569 GL (Year 6 onwards). There is ample storage at all stages.

For the first 12 years of operation, the TSF need not discharge water. During this time, water quality will be monitored so that the water is proven to be suitable for discharge or an alternative strategy for reducing excess water can be implemented. Environmental water quality criteria will be met downstream of the Malundwe Pit at all stages of operations. Groundwater is of acceptable quality and easily exceeds the discharge requirements, thus indicating that no adverse impacts are anticipated through discharge of groundwater downstream of the mine. No unacceptable low flow conditions at the downstream compliance point are expected.

Diversion channels will take water from the WSF overflow and Chimiwungo dam and divert the water past the TSF and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project. The high inflows are attenuated through the water dam and automatically passed more gradually through the diversion channels and so around the project facilities.

The diversion channel is built with a number of varying sections to suit the geotechnical conditions and flow rates in the portion of the channel. The upstream portions of the channels are shallow to suit the shallow caprock encountered in this region, whereas the channel around the pits needs to be deeper to cut through the high ground above the pits. The downstream segment is therefore cut to about 15 m deep to the weathered rock level. The upstream portions are sloped flat at 0.1% with a width of about 35 m, compared to the lower channel which can flow faster and therefore has a slope of 0.2% and a base width of only 10 m. There are a number of diversion dams along the length of the diversion channels to allow the channels to traverse cross-drainages and to pick up the flow from these. The upstream portion of the diversion channel is built in two stages to avoid the high upfront capital costs of high dams, and later to divert the water around the then higher tailings surface.

To address the possibility of the design flood being exceeded, emergency spillways will spill the excess flood water from the diversion channel into the TSF or at the Chimiwungo dam into the Malundwe South pit. The downstream face of the dam will be a substantial width of mine waste, so that overtopping does not cause a breach of the structure, resulting in a sudden surge of flow through the mine site. In addition, a low sacrificial area will be provided in the mine floor to encourage spillage to occur within a controlled area and flood levels behind the cofferdam will be monitored to provide warning of an impending design flood exceedance.

Refer to Figure 6.3 for a summary of this water management plan. The basic concept of the current design has been extended from the previous 18 year life to the 37 year project life with few changes. The design and construction is no

different for the first 18 years except that Diversion Channel 2 will be relocated to provide for Malundwe pit expansion. The cost increase is minor and was included in the capital cost estimate. The major water diversion system is built in the first 8 years and thereafter diverts the Lumwana East River for the life of the project. The Chimiwungo stream will be diverted during the mining of the Chimiwungo pits by selectively placing waste as diversion dams and digging small diversion channels. Minor incremental costs were included.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. Overall, the aquatic flora and fauna of the area is very much the norm for the region.

The required minimum environmental flow of 0.15 m^3/sec will be provided by the discharge of dewatering bores around the pit and the Chimiwungo Stream flow. The bores will discharge to the Lumwana East River at an expected flow rate of 0.08 m^3/sec, increasing to 0.26 m^3/sec. The minimum Chimiwungo Stream flow is expected to exceed 0.1 m^3/sec.

20.2 ENVIRONMENTAL

Most of the project, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest's protected status is based on its timber resource and not nature conservation considerations. The Director of Forestry in the Ministry of Environment & Natural Resources has agreed to excise and degazette the area affected by the mine development within the Forest Reserve. The Forestry Department has assessed the value of the timber in this area and concluded no compensation is due. At the time of the report the surface rights were being processed by the Department of Lands which are expected to be completed during the September Quarter 2006.

The Mine Reclamation Plan will focus on the reclamation of open pits, overburden dumps, tailings storage facilities, mill and processing facilities and river diversion scheme. The main objectives of the plan will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site decommissioning.

Stable landforms that will be capable of sustaining a level of socio-economic activity comparable to that existing prior to the commencement of mining activities will be created. Dams will be maintained as far as possible to maximise the opportunities for irrigation or aquaculture. The decommissioning strategy will involve the progressive development of waste dumps with profiles that will require limited post-mining remediation. On decommissioning, the Pits will become lakes. The river diversion is a permanent feature and long term (post closure) water flows will thus require limited management through human intervention.

Decommissioning of the TSF will focus upon ensuring a stable, sustainable vegetative cover whilst utilising profiling to reduce ponding on the surface to preserve the long term stability.

Rehabilitation costs for tailings dam and related areas are estimated at $5.3 million. Other rehabilitation costs are included in the mining operating costs.

A census of population in the immediate vicinity of the project area in May 2004 gave a population of about 4,800. As these villagers primarily live along the T5 Highway, not in the project area, no relocation will be required.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made by Equinox to cover the costs associated with the health and training of the workforce.

20.3 TAILINGS MANAGEMENT

The tailings from the processing of the Malundwe and Chimiwungo ore will be deposited into two facilities:

- The Lumwana TSF will be filled from startup to Year 27.
- From years 19 to 27 additional pumping costs were included to provide for the higher elevation tailings deposition level.
- Malundwe pit is filled from years 28 to 38 at a low per tonne cost.

The Lumwana TSF is a purpose built facility downstream of the water storage facility and upstream of the Malundwe South pit. It involves deposition into the main Lumwana East River valley. The tailings is not deposited into the river because the river is diverted around the valley by the diversion channels. Deposition will be by sub-aerial methods to increase densification by desiccation and to allow a stable tailings mass to be developed. There is considerable flexibility to mould the design through the life to changing conditions.

A geochemical characterisation study of the tailings-solids and tailings-slurry-water samples concluded that the tailings-solids samples are classified as Non-Acid Forming ("NAF").

The physical properties of the tailings have been assessed by conducting geomechanical testwork carried out on two batches of tailings samples.

The TSF embankment will be constructed as a clay core rockfill structure, immediately upstream of the Malundwe South pit. Any risk of flow to the pit will be minimised through the placement of a significant width (>500 m) of waste rock between the pit and the dam wall.

The current capacity of the Lumwana TSF and the initial Malundwe pit filling is 860 Mt but expansion potential is significantly greater. The required capacity for the current reserves is about 740 Mt.

The TSF has a large catchment which has, as far as practicable, been diverted around the facility and around the Malundwe pit. The remaining catchment results in significant rainfall being caught in the facility which results in the TSF being able to provide 70% of the process water over the life of the mine. Excess water does accumulate and will be used during the dry seasons. However, a gradual accumulation, particularly if the climatic conditions are wetter than normal, will result. With the current design, discharge is required after 12 years and a strategy needs to be developed to reduce this stockpile of water or to allow discharge prior to

Year 13. It is expected that the water quality will be proven satisfactory and the excess can be discharged to the river system.

20.4 OVERBURDEN WASTE MANAGEMENT

The design of the overburden waste dumps provides for maximum batter slopes of 23° between benches, which will be constructed at maximum vertical intervals of up to 40 m and have minimum bench widths of 20 m. This will result in an overall slope angle of about 20° after battering. Where appropriate, sediment catch drains will be constructed at the toe of the dumps and in specific areas at the base of the dumps to arrest runoff and channel the water into sumps to allow sediment to settle out before decanting the water into designated channels or pumping to one of the dams.

As far as practicable, heavily weathered materials and rock types prone to erosion will be identified and placed in central areas well away from dump walls. Conversely, more competent, less weathered materials will be used to construct the outer dump walls and to dress the slopes. Dumps will be of terrace construction with no end tipping.

Revegetation of the dump slopes (after battering to 20°) and upper dump surfaces will be started immediately and continue progressively during the life of mine to produce a sustainable vegetation cover, stabilise slopes, control water flow, improve visual aesthetics and minimise post-closure re-vegetation requirements.

The designed dump storage capacities exceed the actual forecast volume of material that will be placed into the dumps (Table 20.1) however there will be opportunity to place back fill waste into the Chimiwungo pit to minimise additional disturbance of the area. The dumping schedules have been drawn up on the basis of material utilisation for construction purposes during 2007 to minimise haul distances with regard to the pit development schedule.

Tests on samples of sulphidic waste from the Malundwe deposit suggest that the material will be Non Acid Forming (NAF) and that the waste will not be a source of acid mine drainage.

Table 20.1 Waste Dump Volumes

	Chimiwungo	Malundwe
Insitu Volume (Mm^3)	923	245
Swell	35%	35%
Compaction	5%	5%
Loose Volume (Mm^3)	1,183	315
	Design Capacity (Mm^3)	
Chimiwungo West	1,043	
Chimiwungo East	147	
Design Volume	1,190	322

20.5 SEDIMENT CONTROL

Sediment control is important to the project because the local rivers are generally clean and undisturbed. The project will disturb the surface soils which is likely to cause sediment runoff. Sediment control is best done by management at the source and preventing the transport of sediment to the rivers. This will be done by the implementation of a sediment management plan from day one of construction.

A sediment and erosion control manual has been produced providing generic designs for various situations.

As a final measure of sediment control, a sediment control dam is planned on the last 1 km reach of the Lumwana East River. This is a substantial sediment dam which will be built early in the project and be effective in removing sediment from the river before it exits the project area. All water from the project will pass through this dam before discharge.

21. INTERPRETATION AND CONCLUSIONS

The aim of the latest work has been to update the mine planning using the new Mineral Resources models and the higher copper price. This has increased the Reserves and demonstrated the long life potential of the Lumwana Project.

The current Chimiwungo pit designs are based on a US 120 cents per pound. Equinox has recently completed drilling on the northern area of the Chimiwungo Main pit. This has converted previously Inferred resource to Measured and Indicated Resource. Additional drilling is planned during mining to upgrade Resources at Chimiwungo and this will add to the Mine plan as the Mine develops through its life.

A Resource definition drill program at Chimiwungo of about 600 holes for 80,000 m of combined RC percussion and diamond drilling, would provide a suitable data density to allow upgrading of the Inferred Resource within the designed pits to at least Probable Reserve status. This drill program, plus the necessary subsequent geotechnical, hydrological, resource estimation and mining studies is estimated to cost approximately $15.0 million.

There is upside potential in further resources being found at the various exploration sites which would add further value to the project.

22. RECOMMENDATIONS

In 2006 an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana pits at a copper price of 120 cents per pound, the Lumwana mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

The financial evaluation based on these parameters has demonstrated the technical feasibility of the mining and processing of the Malundwe and Chimiwungo orebodies. Financial modelling undertaken by IRF that at a copper price of 130 c/lb, a post-tax Internal Rate of Return ("IRR") of 15.0% and a post-tax Net Present Value ("NPV") of $321 million, at an 8% discount rate is achieved. At a copper price of 167 c/lb, a post-tax IRR of 29.6% and a post-tax NPV of $1,099 million, at an 8% discount rate is achieved.

It is recommended that as the Chimiwungo pit is now substantially larger that further studies be conducted on geotechnical and hydrological aspects. Equinox has used electrical equipment and trolley assist to alleviate the cost of fuel price increases and use the competitive electrical charges in Zambia. However in the present world environment, mining operating costs will need to be reviewed on a regular basis.

23. ADDITIONAL REQUIREMENTS

23.1 MINING OPERATIONS

The following is a discussion of the proposed mining operations.

The Lumwana Project currently consists of two deposits, Malundwe in the north-west and Chimiwungo, 7 km from Malundwe, to the south-east, although there could be opportunities to include other deposits in the area as they are proved up. Malundwe will be mined first, with mining completed in just over six years. The copper ore from Malundwe will be sent to the process plant, which will produce a concentrate suitable for sale to a smelter. The Chimiwungo deposit will be mined next, with the concentrate produced also being treated at a smelter.

A full optimisation study was carried out using Whittle FourX software to determine the pits to be used as the basis of final and stage designs. The final pits, , were designed using the slope parameters developed as part of a geotechnical study. The Malundwe and Chimiwungo South pits reach maximum depths of 190 m and 405 m respectively.

The mine will produce sulphide copper ore at a rate of 20 Mt/a once full mill production is reached. This will involve the use of four hydraulic face shovels for waste and ore and two hydraulic excavators (26 m^3) plus a smaller unit (15m^3) for selective ore mining and 26 large AC drive haul units (242 t). These units will be supported by a fleet of drills, front end loaders, bulldozers, graders and other ancillary equipment.

The tailings will be placed in a tailings storage facility upstream of the Malundwe pit for the life of mine and then in the Malundwe pit towards the end of the life. Part of the Malundwe waste dump will act as a wide embankment fill between the tailings and the Malundwe pit.

Other waste dumps will be developed close to the pits but will tie in with the local topography.

The Malundwe pits will be dewatered using a combination of boreholes and in-pit sumps, with water being pumped into the Lumwana East River downstream of the Malundwe pit. Chimiwungo will be dewatered using in pit sumps only.

A detailed mining schedule was developed that included mining the Malundwe 'Starter pit' to give technical personnel an opportunity to evaluate geotechnical, hydrological and general operational aspects of the Malundwe pit prior to full production commencing in 1st quarter 2008. This also allowed mining higher grade in the first 2 years of the schedule and was aimed at improving copper production.

The oxide and high Uranium ore (>700ppm U) will be stockpiled close to the RoM pad for processing later in the mine life or be encapsulated.

Table 23.1 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule. It also shows the percentage of Measured+Indicated Mineral Resource scheduled within the feed.

Table 23.1 Mine Production and Mill Feed Schedule for Sulphide Ore

Year	Waste Tonnes (Mt)	High Grade Ore Tonnes (Mt)	High Grade Ore Cu (%)	Low Grade Ore Tonnes (Mt)	Low Grade Ore Cu (%)	Waste to Ore Ratio (t:t)	Mill Feed Tonnes (Mt)	Mill Feed Cu (%)	Measured + Indicated (%)
2007	15	1	1.00	0	0.00	18.2	0	0.00	100
2008	98	16	1.24	0	0.00	6.2	12	1.24	100
2009	129	20	1.00	0	0.00	6.4	20	1.06	98
2010	116	20	0.92	0	0.00	5.8	20	0.93	82
2011	113	20	0.79	0	0.00	5.6	20	0.82	80
2012	98	20	0.72	0	0.00	4.9	20	0.74	92
2013	78	20	0.76	0	0.00	3.9	20	0.76	96
2014	78	20	0.70	2	0.29	3.6	20	0.71	85
2015	47	20	0.73	3	0.29	2.0	20	0.71	98
2016	77	20	0.67	4	0.29	3.2	20	0.68	0
2017	113	20	0.67	3	0.29	4.9	20	0.65	30
2018	112	20	0.74	2	0.30	5.0	20	0.73	100
2019	110	20	0.71	4	0.29	4.6	20	0.73	86
2020	105	20	0.54	9	0.28	3.6	20	0.56	94
2021	110	20	0.58	7	0.29	4.1	20	0.57	61
2022	113	20	0.64	5	0.29	4.6	20	0.64	21
2023	113	20	0.75	2	0.29	5.1	20	0.75	64
2024	112	20	0.75	2	0.30	5.1	20	0.74	87
2025	118	9	0.64	0	0.00	12.8	20	0.50	78
2026	118	9	0.49	0	0.00	13.2	20	0.38	67
2027	118	14	0.51	0	0.00	8.3	20	0.44	45
2028	116	15	0.60	2	0.29	7.0	20	0.52	37
2029	96	18	0.71	4	0.29	4.4	20	0.66	28
2030	65	20	0.72	2	0.30	2.9	20	0.71	16
2031	65	20	0.77	0	0.00	3.2	20	0.76	12
2032	70	20	0.85	0	0.00	3.5	20	0.85	5
2033	71	20	0.89	0	0.00	3.5	20	0.88	0
2034	100	19	0.45	0	0.00	5.1	20	0.45	9
2035	69	20	0.43	0	0.00	3.4	20	0.43	18
2036	58	20	0.44	0	0.00	2.9	20	0.44	7
2037	40	20	0.48	0	0.00	2.0	20	0.48	2
2038	39	20	0.54	0	0.00	2.0	20	0.54	0
2039	31	20	0.72	0	0.00	1.6	20	0.72	0
2040	74	20	0.54	0	0.00	3.7	20	0.54	0
2041	64	20	0.53	0	0.00	3.2	20	0.53	0
2042	36	20	0.59	0	0.00	1.8	20	0.59	0
2043	17	20	0.63	0	0.00	0.9	20	0.63	0
2044	4	10	0.72	0	0.00	0.3	20	0.51	49
2045	0	0	0.00	0	0.00	0.0	6	0.29	100
Total	**3,105**	**691**	**0.68**	**51**	**0.29**	**4.2**	**742**	**0.65**	**45**

This mine plan gives an average strip ratio of 4.2 t : 1 t.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 15.3 Mt at 0.52% Cu.

The low grade sulphide ore is stockpiled and processed later in the Project's life.

The high grade uranium ore, which is included in the waste schedule above, will be stockpiled for possible future processing.

Figure 23.1 highlights the amount of the Malundwe and Chimiwungo Deposits which is currently classified as Measured and Indicated and how much is classified as an Inferred Resource.

Figure 23.1 Classification Of Ore In The Malundwe And Chimiwungo Deposits

(PLAN RL =1264m)


8650000 N
8647000 N
8646000 N
371000 E
372000 E
N
1km
Measured & Indicated
Inferred
8643000 N
8642000 N
8641000 N
8640000 N
377000 E
378000 E
379000 E
380000 E

Resources in Malundwe Pit **Resources in Chimiwungo Pit**

23.2 PROCESS PLANT

23.2.1 Concentrator

The concentrator flowsheet has a nominal design capacity of 20 Mt/a and is based upon the flowsheet developed from data obtained from the metallurgical testing carried out during the BFS and the FEED phases of the project.

Figure 23.2 contains a simplified process plant flowsheet showing the main unit processes.

Figure 23.2 Summary Process Plant Flowsheet


ROM
Stockpiles
ROM Bin and
Primary Crushing
Crushed Ore
Stockpile
SAG Mill
Ball Mill
Flotation
Tailings
Thickener
Regrind Mill
Tailings
Storage
Facility
Flotation
Concentrate
Thickener
Off Site
Smelter
Concentrate
Filter Press

Trucks from the mine will tip directly into a 400 t capacity ROM dump hopper. The ROM pad will accept ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher will be used to crush the ROM ore from a nominal top size of 1 500 mm to less than 200 mm. Oversize material will be deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 16 hours live capacity.

Ore is to be reclaimed via apron feeders onto a conveyor belt providing direct feed, at a rate of approximately 2 500 t/h, into the 38 ft x 18 ft SAG mill. The SAG mill trommel undersize discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a 26 ft x 40 ft ball mill. The cyclone overflow (P_{80} of 280 µm) reports to flotation, whilst the underflow returns to the ball mill.

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 29% copper are expected from Malundwe and Chimiwungo respectively.

The concentrate will be dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. The concentrate will be stored in a 7 day capacity storage shed from which it will be subsequently loaded onto trucks and transported to market for smelting and refining. Flotation tailings will be thickened and pumped to the tailings dam.

The majority of the plant water will be recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water will be supplied from a river water dam as required.

23.2.2 Roast Leach Electrowin

The RLE flowsheet was designed to treat Chimiwungo concentrate at a capacity of 100,000 t/a cathode copper with any excess copper concentrate being trucked off-site for processing at another smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Testwork and process modelling carried out during the BFS showed that copper recoveries of approximately 95% could be achieved.

Figure 23.3 highlights the main unit operations and major flows within the RLE circuit.

Figure 23.3 RLE Circuit – Block Flow Diagram


SULPHURIC ACID
ACID PLANT
RESIDUE TREATMENT
RLE PLANT RESIDUE
FLOTATION CONCENTRATE
ROAST - LEACH
NEUTRALISATION
COBALT RECOVERY
COBALT POWDER
SOLVENT EXTRACTION
ELECTROWINNING
COPPER CATHODE

To minimise capital expenditure, Equinox has now determined that all of the Chimiwungo concentrate will be treated at an offsite smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and not part of the integral project development plan.

23.2.3 Uranium Process Plant

Preliminary metallurgical testwork carried out during the BFS indicated that uranium recoveries of 97% could be achieved in the production of uranium yellow cake from

Malundwe uranium ore. This testwork provided the basis for a PFS level uranium extraction plant design used in the Lumwana BFS. This design and costing will be updated at an appropriate time. Uranium recovery does not form part of the integral project development plan. Uranium mineralisation will be stockpiled for later access.

23.3 PRODUCTION

Table 23.2 summarises the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes.

Table 23.2 Summary Of Lumwana Copper Project Final Product Production

Year	Concentrate Production (dkt/a)	Copper From Smelting of Concentrate (kt/a)
2008	306	136
2009	491	193
2010	485	175
2011	455	153
2012	417	139
2013	403	143
2014	428	132
2015	468	132
2016	432	128
2017	429	122
2018	482	137
2019	438	135
2020	427	105
2021	444	106
2022	396	120
2023	472	140
2024	449	139
2025	291	93
2026	263	71
2027	295	82
2028	309	97
2029	359	123
2030	337	133
2031	412	143
2032	503	159
2033	538	165
2034	282	83
2035	246	79
2036	244	81
2037	264	89
2038	296	100
2039	435	134
2040	333	101
2041	324	99
2042	360	109
2043	385	117
2044	307	95
2045	49	16
Total	**14,183**	**4,502**

Notes

- Year 2008 is from 1 April, the estimated date for the commencement of production.
- The figures for Copper from smelting of concentrate are those that Equinox would be credited for (ie smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarised in Section 23.4).

23.4 MARKETS AND CONTRACTS

23.4.1 Lumwana Concentrates

The Malundwe concentrate (2008 to first half of 2014) has high copper grades (> 40%) and is of interest to European and Asian smelters for blending. Most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (second half of 2014 onwards) has a lower copper grade, typically at 29%, as well as having higher cobalt and nickel grades. The cobalt and nickel grades may attract penalties from the smelters which are typically applied at $0.3 per tonne of concentrate per 0.1% over 0.5%. Effective mine planning and blending will be required to maintain concentrations of copper, cobalt, nickel and other penalty elements within agreed ranges with the smelters.

Samples of Malundwe and Chimiwungo concentrates were provided to smelters for off-take agreements and negotiations are on going based upon Equinox's chemical specifications as provided in Table 23.3.

Table 23.3 Lumwana Concentrate Specifications

Element	Malundwe	Chimiwungo
Cu%	41 - 45	28 - 32
S%	26 - 29	28 - 31
Fe%	19 - 22	24 - 27
SiO_2%	2.5 - 3.0	2.5 - 5.0
Au	2 - 4	2 - 4
Ag	0 - 2	0 - 2
Al %	0.77	0.6
As	10	10
Ba	40	55
Bi	20	10
Ca	380	320
Cd	5	57
Cl	100	100
Co	2820	7550
Cr	370	1100
F	100	200
Hg (ppb)	180	100
Mg	2100	2500
Mn	40	2100
Mo	130	360
Na	200	540
Ni	430	2150
Pb	34	60
Sb	5	7
Se	23	16
Te	4.2	1.6
Zn	150	260

Notes

All figures ppm unless otherwise stated.

23.4.2 Annual Treatment Charges

Over recent years, base levels of treatment charges, copper refining charges and price participation levels have generally equalised between markets on a worldwide basis. As a result most contracts between mines and smelters, for a given time frame, are often referred to as "benchmark terms".

The delivery costs are a major factor in assessing optimal smelter destination. The optimum target market for the concentrate production is considered to be Zambia and other smelters on the African continent. However, it is not clear how much can be placed with these smelters and negotiations are ongoing.

Freight capture is common practise and a matter of economics. Given the low level of copper demand in Zambia and Africa in general, metal produced from domestic concentrates is exported and this is at the smelter's cost. Smelters in this position will typically seek freight capture to offset the costs on metal exports. As a general rule of thumb, a domestic smelter will expect to capture between 50% and 70% of the mine's saving and is part of the on-going negotiations with the various smelters.

Treatment and refining charges in 2004 remained substantially below historic levels in the light of excess smelter capacity to mine supply. Mine production increased as the year progressed and this, along with problems with numerous smelters expansions put the concentrate market into a large surplus. This resulted in mid-year negotiations settling roughly 50% higher (2004: Treatment Charge (TC) - $62/t Refining Charge (RC) - $0.062/lb; 2005: TC - $85/t RC - $0.085/lb).

In 2004, using a copper price of $0.95/lb, these terms equate to 22% of the price using a concentrate grade of 30%. This is similar to the average over the last twenty years, which contains periods when concentrates were both in surplus and in deficit.

For long-term valuation, a treatment charge of $80 per dry metric tonne of concentrate and a refining charge of $0.08 per pound of payable copper has been used in the financial analyses, along with price participation of ±10% from a base copper price of $0.90 per pound.

23.4.3 Concentrate Transportation Costs

Transportation costs (together with the reliability of the chosen transport system) is a major factor in determining market options. Zambia has not been an exporter of large tonnages of copper concentrates and therefore suitable transport infrastructure is currently limited. Trucking, as compared to rail, is the better option but truck fleets are typically old and considerable new investment will be required.

Costs to transport concentrate, using contractors, from Lumwana to the Copperbelt smelters are between $25 and $33 per tonne, as compared to $130 per tonne to transport the concentrate to Palabora in the Republic of South Africa. Equinox has designed a system, using a fleet of new trucks and special trailers, tailor-made for the handling of concentrates in bulk to the Copperbelt smelters. The financial model is based upon using contract transport but Equinox can operate this as an owner fleet if required.

23.4.4 Payable Metal

For Malundwe grade (> 40%), the smelters will typically pay 96.75% of the copper content and for Chimiwungo grade (approximately 29%), the smelters will typically pay for 96.5%. A minimum deduction of 1 unit is applied (e.g. 45% x (100 - 96.75%) = 1.5 and therefore the minimum would not be applied).

Gold credits are typically applied at above 1 gram per dry metric tonne of concentrate with between 90% and 100% paid.

23.4.5 Offsite Costs

Handling losses typically range from 0.1% to 0.3% however due to the current infrastructure and transportation facilities in Africa, Neil Seldon and Associates recommends a minimum figure of 0.5% is applied.

Supervision and umpire assaying is not a set figure and will depend on a number of factors. However, Neil Seldon and Associates has recommended a figure of between $0.50 to $1 per dry tonne of concentrate be used.

23.4.6 Global Refined Copper Market and Prices

At the turn of the century, copper consumption declined sharply due to the "burst in the technology bubble" and the events of 9/11. Copper production however continued to grow and the price of copper declined rapidly, averaging $0.707 per pound in 2002.

During the earlier part of the 2000 decade the low copper prices delayed the development of new mines, but the price surged in late 2003 and early 2004 and mine re-activation started. 2003 proved to be a major turn-around year for copper. Strong demand in China and India (and to a lesser extent in the rest of Asia), declining copper inventories and delayed smelter expansions all contributed to the rapid rise in the copper price to levels that only a few years ago, were totally unexpected. The average copper price in 2003 was $0.807 per pound, in 2004 $1.291 per pound and in 2005 $1.668 per pound.

The price in 2006 continues to be strong with prices rising above $3.00 per pound; peaking in May at $3.99 per pound then returning to $3.50 - $3.60 per pound in July. High demand for copper (particularly from China and India), together with the fact that many smelters postponed maintenance shutdowns which were not affordable during 2002/2003 and were rescheduled to the first half of 2005 along with mine production problems in 2005 and 2006 are factors in the continued high prices.

With refined copper consumption growing over twice as fast as production in 2004, a large supply deficit arose (approximately 1.1 Mt). By the end of 2004 remaining copper stocks had fallen to very low levels and have remained at relatively low levels since. For 2006, it is forecast a small (0.2 Mt) production-consumption deficit will occur.

The prices shown in Table 23.4 indicate expected levels relative to expected consumption production forecasts and are sourced from the Bloomsbury Mineral Economics Limited ("BME") May 2006 Copper Briefing.

Table 23.4 Expected Levels Relative to Expected Consumption Production Forecasts

	2001	2002	2003	2004	2005	2006	2007	2008
Copper Production	15 608	15 314	15 297	15 857	16 573	17 505	18 251	19 023
Copper Consumption	14 668	15 073	15 738	16 905	16 889	17 690	18 437	18 584
Balance Surplus/-Deficit	940	241	-441	-1 048	-316	-185	-186	440
Inventory End of Year	4 040	4 281	3 840	2 792	2 477	2 292	2 106	2 546
Copper Price (US c/lb)	71.6	70.7	80.7	130.0	166.8	313.2	359.8	335.9

The BME copper price forecast over the period 2006 to 2030 is an average in constant 2005 dollars of $1.23 per pound (or $1.25 in January 2006 constant dollars). Neil Seldon and Associates has recommended a long term average copper price of $1.25 per pound in constant 2005 dollars, with a likely range of $1.03 to $1.30 per pound. The copper price at 3 August 2005 was $3.60 per pound.

23.4.7 Gold

It is expected that some of the gold contained in the concentrate will be credited to Equinox. However, at this stage revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Additional References:

- Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006.
- Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006.

23.5 ZAMBIAN TAXES

The Zambian tax system is administered by the Zambia Revenue Authority ("ZRA"), an agency established for this purpose in 1994. Generally the following will be applied to Lumwana.

23.5.1 Corporate Tax

The corporate tax rate that applies to a company that is involved in Copper or Cobalt production is at 25%.

23.5.2 Mineral Royalty

A royalty of 0.6% of gross metal value will be applicable

23.5.3 VAT

The Company's mining outputs would be subject to VAT at either 0% or the standard rate of 17.5%, depending on whether or not the supply is destined for the export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 17.5%.

Local suppliers of goods and services will include VAT at 17.5% on the invoice value of their taxable supplies made to Equinox. The VAT incurred on business inputs sourced locally can be claimed back from ZRA through monthly VAT Returns as input tax.

Import VAT is payable on importation of goods into Zambia. The VAT paid at the border on business imports is claimable through monthly VAT Returns as input tax.

For imported services, VAT would be chargeable based on the gross value of the services imported. The VAT incurred on imported services can be claimed back using the VAT Reverse Charge mechanism.

23.5.4 Withholding Tax

A mining company involved in copper and cobalt production will pay withholding tax at a rate of 0% on dividends, royalties, management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money to the company.

Withholding tax on payment to construction and haulage services and management and consultancy fees to third parties will be payable at a rate of 15%.

23.5.5 Customs Duty

The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting.

During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items.

23.5.6 Tax Losses Carried Forward

Tax losses are carried forward for a period of ten years, for mining companies involved in the production of copper and cobalt.

23.5.7 Capital Allowances

Capital allowances are allowed up front, or once incurred for a period of up to 20 years. This includes money expended upon buildings, equipment and interest payable on any loan for mining or prospecting purposes.

23.6 CAPITAL AND OPERATING COST ESTIMATES

23.6.1 Capital Cost Estimates

The capital costs shown in Table 23.5 are divided into pre-production and deferred costs incurred over the life of mine.

Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs.

The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (e.g. light vehicles, motors, gearboxes and

the like) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 23.5 Consolidated Capital Cost Estimate ($M)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip) [1]	59.3	0.0	59.3
Miscellaneous Mining Equipment [1]	18.6	60.1	78.7
Processing Plant			
Mobile Equipment [1]	2.7	13.2	15.9
Process Plant - EPC [2]	350.9	12.7	363.6
Infrastructure & Development Contributions [1]	3.4	0.0	3.4
First Fill [1]	17.0	2.8	19.8
Sustaining Capital [1]	0.0	26.2	26.2
General			
Tailings & Water Storage Facilities [3]	23.6	87.2	110.8
General – Administration [1]	28.2	33.8	62.0
Total Direct Costs	**503.6**	**236.1**	**739.7**
Mining Fleet [1,4]	164.8	274.4	439.2
Total Including Mining Fleet	**668.4**	**510.5**	**1178.9**
Contingency [1 5]	34.8	0.0	34.8
Total including Mining Fleet & Contingency	**703.2**	**510.5**	**1213.7**
Exploration [1]	2.4	5.5	7.9
Rehabilitation (end of mine life)	**0.0**	**5.2**	**5.2**
Total Capital (Including Exploration Costs)	**705.7**	**521.1**	**1226.8**

Notes

1. Developed by Equinox
2. Developed by ABJV. This includes the process plant ($381.9M), EPC fee ($35.5M) totalling $417.4M. To the 31st July 2005 $53.9M, of the $381.9M for the process plant, has been assumed spent (as advised by Equinox), leaving $363.6M to be spent.
3. Developed by Knight Piésold
4. It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement.
5. This contingency is in addition to the contingency incorporated in the EPC contract.

23.6.2 Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure and are summarised in Table 23.6.

The overall operating costs include the following:

- Mining operating costs
- Process plant operating costs

- Administration costs
- Off site smelting and refining costs
- Product costs including transportation, marketing and insurance costs.

Table 23.6 Operating Cost Estimate

Year	Mining ($M)	Concentrator ($M)	Admin ($M)	Concentrate Treatment and Refinery Costs ($M)	Realisation Costs ($M)	Total ($M)	Total (c/lb)
2008	72	26	15	60	37	209	69.9
2009	100	42	19	90	59	310	72.7
2010	93	44	14	85	58	294	76.2
2011	87	44	16	77	54	278	82.7
2012	82	44	16	70	50	262	85.7
2013	75	46	20	70	48	259	82.2
2014	74	46	19	69	50	259	88.9
2015	61	46	19	72	54	253	87.2
2016	77	47	19	68	50	262	92.7
2017	88	47	19	66	50	271	100.8
2018	87	47	17	75	56	282	93.6
2019	90	47	17	71	51	277	92.7
2020	94	47	17	62	50	269	116.7
2021	96	47	16	63	52	275	117.7
2022	96	47	16	63	46	269	102.0
2023	89	47	17	75	55	283	91.6
2024	89	47	18	73	52	280	91.3
2025	79	47	17	48	34	225	109.5
2026	81	47	15	40	31	214	137.3
2027	92	47	16	45	34	235	129.4
2028	98	47	16	50	36	248	116.0
2029	90	47	16	61	42	256	94.5
2030	74	47	16	62	39	239	81.4
2031	58	47	16	71	48	240	76.4
2032	55	47	16	82	59	259	74.0
2033	58	47	15	86	63	270	74.2
2034	79	47	15	44	33	219	119.2
2035	62	47	15	41	29	193	110.4
2036	57	47	15	41	29	189	105.5
2037	45	47	15	44	31	182	93.4
2038	45	47	15	50	35	191	86.8
2039	40	47	15	70	51	223	75.3
2040	64	47	15	53	39	219	98.1
2041	54	47	14	52	38	205	94.4
2042	41	47	13	58	42	201	83.3
2043	31	47	9	62	45	193	74.7
2044	9	47	8	50	36	150	71.6
2045	1	17	7	8	6	39	112.2
Total/Av.	**2,664**	**1,725**	**598**	**2,326**	**1,669**	**8,981**	**90.5**

Notes

- Year 2008 is from 1 April, the estimated date for the commencement of production.
- The above table excludes the Zambian Government royalty, the Phelps Dodge royalty and a corporate office cost, however, these costs are included in the economic analysis.
- The above table is based upon a copper price of $1.30/lb.

23.7 ECONOMIC ANALYSIS

The key financial parameters for the development scenario, were developed by Investor Resources Finance Pty Ltd (IRF) at a copper price of 130 cents per pound (2006$). The current copper price is considerably higher than 130 cents per pound. As a result, the key financial parameters were also determined at 167 cents per pound (2006$), which is the three year trailing average price of copper in line with the US Securities and Exchange Commission ("SEC") requirements, to show the impact of a higher copper price. As noted in Section 4.0, the economic evaluation includes Inferred Resources and utilises the mining schedule shown inTable 23.1 and product schedule in Table 23.2.

Table 23.7 Lumwana Copper Project - Key Financial Parameters

Element	Units	Copper Price $1.30/lb	Copper Price $1.67/lb
Summary of Financials			
Pre-tax IRR (real)	%	16.9	33.6
Pre-tax NPV (0% real)	$ M	2,492	5,697
Pre-tax NPV (8% real)	$ M	456	1,481
Pre-tax NPV (10% real)	$ M	297	1,142
Post-tax IRR (real)	%	15.0	29.6
Post-tax NPV (0% real)	$ M	1,891	4,296
Post-tax NPV (8% real)	$ M	321	1,099
Post-tax NPV (10% real)	$ M	195	839
Net Cash Flow Before Capital and Tax	$ M	3,719	6,924
Net Cash Flow After Capital and Before Tax	$ M	2,492	5,697
Average Cash Cost – First 5 Years	c/lb Cu	77.2	80.9
Average Cash Cost - Life of Mine	c/lb Cu	90.5	94.2
Pre-Production Capex	$ M	504	503.6
Pre-production Mining Fleet	$ M	165	164.8
Pre-production Contingencies & Exploration	$ M	37	37
Deferred Capex	$ M	521	521
Total Project Capex	$ M	1,227	1,227
Payback Period	years	3.5	1.8
Copper Produced from Smelting	kt	4,502	4,502
Copper Price (2006$)	$/lb	1.30	1.67

Notes: Economic analysis included Inferred Resources in the mine plan.

The NPVs and IRRs of the Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Project and carried forward tax deductions from past expenditure on the Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

The economic evaluation of the Mineral Resources and Reserves of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorised as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

A series of sensitivity analyses has been carried out on the major parameters of the Project. Commodity prices, copper grade, site operating costs, capital expenditure, treatment/refinery costs and transport costs were all varied +/-5%, +/-10% and +/-15%. In each case the cash flows excluding debt financing post-tax IRRs and post tax NPVs at 8% real per annum were evaluated. The following star charts (Figure 23.4 and Figure 23.5 @ $1.30/lb Cu) show the results of the sensitivity analysis on the major parameters.

Figure 23.4 Star Chart – IRR Real Per Annum (Post Tax)


AT Cu PRICE: $1.30/lb
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
IRR (%)
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
Change
Spot Copper Price
Malundwa Sulphide Ore - Cu Grade
Chimiwungo Sulphide Ore - Cu Grade
Total LOM Capital Expenditure
Site Operating Costs

Figure 23.5 Star Chart – NPV @ 8% Real Per Annum (Post Tax)


AT Cu PRICE: $1.30/lb
NPV (post tax) @ 8% pa real (US$ m)
800
700
600
500
400
300
200
100
0
-100
-200
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
Change
Spot Copper Price
Malundwe Sulphide Ore - Cu Grade
Chimiwungo Sulphide Ore - Cu Grade
Total LOM Capital Expenditure
Site Operating Costs

24. CO-AUTHOR CERTIFICATES

Reference should be made overleaf for the qualified persons certificates of those who were involved in the preparation of this document.

CERTIFICATE OF QUALIFIED PERSON

I, Matt Langridge, General Manager Projects and Construction, Ausenco Services Limited, 44 St Georges Terrace, Perth, Western Australia, Australia do hereby certify that:

I graduated from the Curtain University in 1986 with a Bachelor of Engineering (Civil).

I have practised my profession primarily in the areas of project and construction management on various projects and studies for a total of 20 years and with Ausenco Services Limited since March 2002.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and believe that by reason of my past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of sections 1.0, 2.0, 3.0, 4.0, 5.0, 22.0, 23.6, 24 and 25 of the technical report dated August 2006 entitled "Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.4 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I have not visited the project site.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at 5th this day of August, 2005.

Name: [signature]
MATT LANGRIDGE

CERTIFICATE OF QUALIFIED PERSON

I, Rob Hanbury, Associate Director, Knight Piésold Pty Ltd, Level 3, 46 Ventnor Avenue, West Perth, Western Australia 6005, Australia do hereby certify that:

I graduated from the University of Natal, South Africa with a Bachelor of Engineering (Civil) in 1980.

I am a Member of the Institution of Engineers Australia, The Australian Geomechanics Society, and the International Society Soil Mechanics and Geotechnical Engineers.

I have practised my profession as a geotechnical engineer for a total of 25 years and with Knight Piésold Pty Ltd since September 1996.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Lumwana project site in Zambia from the 28th June to the 13th July 2005.

I am responsible in all or part for the preparation of Section 20, 22.0, 23.6 and 24.0 of the amended technical report dated August, 2006 entitled "Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Perth this 15th day of August, 2006.

Name: Hanbury.

CERTIFICATE OF QUALIFIED PERSON

I, Ross Bertinshaw, Principal, Golder Associates Pty Ltd, 1 Havelock Street, West Perth, Western Australia 6005, Australia do hereby certify that:

I graduated from the University of New South Wales with a Bachelor of Engineering (Mining) in 1974, the University of London with a Master of Science (Mining) in 1977 and a Master of Business Administration from Murdoch University in 1994.

I am a Fellow of the Australasian Institute of Mining and Metallurgy, Chartered Professional, Member of the Mineral Industry Consultants Association, Member of the American Institute of Mining Engineers and a Registered Professional in the Province of British Columbia.

I have practised my profession as a mining engineer for a total of 30 years and with Golder Associates Pty Ltd since January 2001.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Lumwana project site in Zambia on the 19th and 20th of September, 2002.

I am responsible in all or part for the preparation of sections 3.0, 4.1, 6.0, 6.4, 7.1, 7.4, 8.0, 9.0, 10.0, 11.0, 12.0, 13.0, 14.0, 15.0, 16.0, 17.0, 19.0, 20.2, 20.4, 21.0, 22.0, 23.1, 23.3, 23.6, 24.0 and 25.0 of the amended technical report dated August, 2006 entitled "Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.4 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Perth this 15th day of August, 2006.

Name: R. Bert

CERTIFICATE OF QUALIFIED PERSON

I, Tim Miller, Director, Investor Resources Finance Pty Ltd, Level 3, 15 Queen Street, Melbourne, Victoria 3000, Australia

do hereby certify that:

I graduated from RMIT University, Australia with a BAppSc, Chemistry in 1988; Securities Institute of Australia, with a GradDipAppFin&Inv in 1993; and from the University of Melbourne, Australia, with a MAppFin in 2002.

I am a registered Member of the AusIMM and a Fellow of the Financial Services Institute of Australasia (Finsia).

I have practised my profession as a financial analyst, for a total of 11 years and with Investor Resources Finance Pty Ltd since January 2006.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am advised that visits were made to the Lumwana project site in Zambia on the and 27 June to 4 July 2005 and 4th July to 10th July 2005 by GRD Minproc representatives and on 19th and 20th of September, 2002 by a Golder representative.

I am responsible for the preparation of sections, 3.0, 5.0, 23.3, 23.5, 23.6, 23.7, 24.0 and 25.0 of the technical report dated August, 2006 entitled "Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at 15th this day of August, 2006.

Name: Tim Miller

25. REFERENCES

Aker Kvaerner Australia Pty Ltd, 2003, Lumwana Bankable Feasibility Study – Volume 5 – Metallurgy and Testwork, October 2003.

Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006

Corpus Globe Advocates, 2004, Legal Due Diligence Report (Zambia) for Toronto Stock Exchange Listing, February 2004.

Corpus Globe Advocates, 2005, Corporate Status of the Zambian Subsidiaries of Equinox Minerals Limited, August 2005

Deloitte and Touche, 2005, Report on Zambian Taxes Applicable to Equinox Copper Ventures Limited, May 2005.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 3 – Geological Modelling and Resource Estimation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 4 – Mining, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 6 – Plant Site Geotechnical Investigation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 8 – Water and Waste Management, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 9 – Environmental, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2005, Geological Modelling and Resource Estimation – Chimiwungo North – Lumwana Project, May 2005.

Government of the Republic of Zambia and Equinox Copper Ventures Limited, Draft Development Agreement for the Lumwana Copper Project, September 2005.

GRD Minproc Ltd, 2005, Lumwana Copper Project Operating Cost Estimate, October 2005.

GRD Minproc Ltd, 2005, Lumwana Copper Project Scope Description and Estimate Basis, October 2005

GRD Minproc Ltd, 2005, Lumwana Copper Project Amended Technical Report, October 2005

J.Levin, A Proposal for the Determination of Grindability of Fine Materials, Mintek Report No.M177, Council for Mineral Technology

Knight Piésold, 2005, Lumwana Copper Project, Feasibility Study Update, Tailings Management, Raw Water Supply and River Diversion, PE301-00119/01, May 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Final Design, Tailings Management, Raw Water Supply, and River Diversion, November 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Geotechnical Investigation for Final Design, November 2005

Marsh, 2003, Lumwana Copper Project Equinox Resources Limited – Indicative Insurance Cost, August 2003.

Neil S. Seldon and Associates Ltd, 2005, Copper Concentrates Marketing Prices Treatment Charges and Logistics Review for the Equinox Copper Ventures Limited Lumwana Project, May 2005

Neil S. Seldon and Associates Ltd, 2005, Lumwana Logistics Review Prepared for Equinox Copper Ventures Limited, July 2005

Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006

PricewaterhouseCoopers, 2005, Another Balancing Act – The Zambian Budget 2005 (www.pwcglobal.com/zm).

PricewaterhouseCoopers, 2005, 2005 Tax Datacard 2004/2005 (www.pwcglobal.com/zm).

EQUINOX MINERALS LIMITED

ARBN 108 066 986

RECEIVED

A 6: 07

August 24, 2006

Equinox Minerals Announces Cdn$84 million Bought Deal

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce that the Corporation has entered into a bought deal agreement with a syndicate of underwriters co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters"). Under the agreement, the syndicate will purchase from the Corporation 60 million common shares of the Corporation ("Shares") at a price of Cdn$1.40 per Share for gross proceeds of Cdn$84 million (the "Offering"). The Corporation will file a preliminary short form prospectus in all of the provinces of Canada for the purpose of qualifying the common shares for distribution to the public as soon as possible and the offering is scheduled to close on or about September 15, 2006. The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, Australian Stock Exchange and the securities regulatory authorities.

The Corporation anticipates that 35,000,000 Shares of this Offering will be resold to a strategic investor who has approached the Corporation with a view to acquiring an equity interest.

The net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Copper Project in Zambia and for general working capital purposes.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated August 2006, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

August 24, 2006

Equinox Minerals Announces Increase to Bought Deal

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce that the Corporation has reached an agreement with the underwriters for its bought deal announced early today to increase the total size of the offering to $105 million. The underwriters, Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Dundee Securities Corporation, Paradigm Capital Inc. and Raymond James Ltd. have now agreed to purchase on an underwritten private placement basis 75 million shares at a price of Cdn$1.40 per Share for gross proceeds of Cdn$105 million (the "Offering"). The offering is expected to close on or about September 15, 2006.

The net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Copper Project in Zambia and for general working capital purposes.

Both transactions are subject to the receipt of all necessary regulatory approvals.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forwardlooking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated August 2006, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

August 24, 2006

Equinox Increases Bought Deal to Cdn$105 million

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce that the Corporation has reached an agreement with a syndicate of underwriters co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters") in respect of its bought deal announced earlier today to increase the total size of the offering to Cdn$105 million.

Under the agreement, the syndicate will now purchase from the Corporation 75 million common shares of the Corporation ("Shares") at a price of Cdn$1.40 per Share for gross proceeds of Cdn$105 million (the "Offering").

The Corporation will file a preliminary short form prospectus in all of the provinces of Canada for the purpose of qualifying the common shares for distribution to the public as soon as possible and the offering is scheduled to close on or about September 15, 2006. The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, Australian Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Copper Project in Zambia and for general working capital purposes.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by GRD Minproc Ltd, Golder Associates Pty Ltd, Investor Resources Ltd. and Knight Piesold Pty Ltd has been disclosed in the Amended Technical Report dated August 2006, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release which updates such information contained within the Amended Technical Report is based on information compiled by Ross Bertinshaw and John Battista (Golder) each of whom is a "Qualified Person" who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States unless an exemption from registration is available. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Equinox Minerals Limited at 1701 – 155 University Avenue, Toronto, ON, M5H 3B7 (telephone (416) 865-3393) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox Minerals Limited at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue **August 30, 2006**

EQUINOX
MINERALS LIMITED

Equinox Minerals Limited

Cdn$105,000,000

75,000,000 Common Shares

This short form prospectus qualifies for distribution 75,000,000 common shares (the "Common Shares") of Equinox Minerals Limited ("Equinox" or the "Company") at a price of Cdn$1.40 (the "Offering Price") per Common Share (the "Offering").

Equinox common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "EQN". Equinox CHESS Depository Interests ("CDIs") are listed and posted for trading on Australian Stock Exchange Limited ("ASX"), also under the symbol "EQN". On August 23, 2006, the last trading day before the announcement of the Offering, the closing price of Equinox common shares on the TSX was Cdn$1.56 and the closing price of the CDIs on ASX was A$1.795. The Offering Price was determined by negotiation between the Company and Sprott Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd. and Dundee Securities Corporation (collectively, the "Underwriters").

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth WA 6005 Australia and at a site office at the Lumwana Project (as defined herein) in Zambia.

Investment in the Common Shares involves a high degree of risk. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors". In the opinion of counsel, at the date hereof, the Common Shares will be qualified investments. See "Eligibility for Investment".

Price: Cdn$1.40 per Common Share

	Price to Public	Underwriters' Fee[1]	Net Proceeds to Company[2]
Per Common Share	Cdn$1.40	Cdn$0.063	Cdn$1.337
Per Common Share sold to Significant Investor	Cdn$1.40	Cdn$0.007	Cdn$1.393
Total	Cdn$105,000,000	Cdn$2,765,000	Cdn$102,235,000

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement (as defined herein) between the Company and the Underwriters, the Company has agreed to pay to the Underwriters the Underwriters' Fee (as defined herein) (i) equal to 4.50% of the gross proceeds of the Offering except in respect of Common Shares sold to a significant investor in the Company (the "Significant Investor"), and (ii) equal to 0.50% of the gross proceeds of the Common Shares sold to the Significant Investor as part of the Offering. Closing of the Offering is conditional upon the completion of the resale by the Underwriters of 35,000,000 Common Shares to the Significant Investor at a price of Cdn$1.40 per Common Share. See "Plan of Distribution".

(2) Before deducting the other expenses of the Offering, estimated to be Cdn$444,000, which will be paid from the proceeds of the Offering.

The Underwriters, as principal, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. In connection with the distribution of the Common Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about September 15, 2006 or at such later date as the Company and the Underwriters may agree, but in any event not later than September 29, 2006.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the future price of copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking information statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus. Although Equinox has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this short form prospectus based on the opinions and estimates of management, and Equinox disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither Equinox nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Equinox nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, provided the Company's common shares are listed on a prescribed stock exchange in Canada at the relevant time, the Common Shares will be a qualified investment at that time, within the meaning of the *Income Tax Act* (Canada) and the regulations thereunder, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to "$" or "dollars" in this short form prospectus refer to United States dollars. References to "Cdn$" in this short form prospectus refer to Canadian dollars and "A$" refer to Australian dollars.

The noon exchange rate on August 29, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals US$0.9005 or A$1.1837 (US$1.00 equals Cdn$1.1105, and A$1.00 equals Cdn$0.8448).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of Equinox at 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. You may call Equinox to request such documents at (416) 865-3393. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox at the above-mentioned address and telephone number. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the Company's annual information form dated March 31, 2006 (the "Equinox AIF");

(b) the Company's audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2005;

(c) management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2005;

(d) the Company's interim unaudited consolidated financial statements for the three and six months ended June 30, 2006;

(e) management's discussion and analysis of results of operations and financial condition for the quarter ended June 30, 2006;

(f) the Company's Management Information Circular dated April 4, 2006 in respect of the Annual and Special Meeting of the Company's Shareholders held on May 10, 2006;

(g) the Company's material change report filed on Form 51-102F3 dated February 22, 2006 describing the adoption of the Company's shareholder rights plan;

(h) the Company's material change report filed on Form 51-102F3 dated April 6, 2006 describing the Company's closing of the first of two tranches of its non-brokered $30 million private placement of the Company's common shares to ZCCM Investments Holdings Plc ("ZCCM");

(i) the Company's material change report filed on Form 51-102F3 dated July 4, 2006 describing the Company's closing of the second and concluding tranche of its non-brokered $30 million private placement of the Company's common shares to ZCCM; and

(j) the Company's material change report filed on Form 51-102F3 dated July 7, 2006 describing an update on progress at the Company's Lumwana Copper Project in Zambia.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material

fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference herein) filed by the Company after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

THE COMPANY

Equinox was incorporated on January 19, 2004 under the *Canada Business Corporations Act* for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the "Scheme") and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the "Implementation Agreement", and together with the Scheme, the "Restructure"). The Restructure was completed on June 18, 2004 with Equinox Resources becoming a wholly-owned subsidiary of Equinox. Pursuant to the Implementation Agreement, holders of ordinary shares of Equinox Resources exchanged their securities for (i) Equinox common shares or (ii) Equinox CDIs (See "Description of Share Capital — Chess and CDIs in Australia"), in either case at a rate of one Equinox common share or CDI for three ordinary shares of Equinox Resources.

Equinox common shares have been listed for trading on the TSX since June 29, 2004. Equinox CDIs have been listed for trading on ASX since June 21, 2004. Equinox CDIs and Equinox common shares can be converted each into the other on a one for one basis.

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth WA 6005 Australia and at a site office at the Lumwana Project in Zambia.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries which are owned directly or indirectly by the Company, and their jurisdiction of incorporation. With the exception of Alturas Minerals Corp. (listed on the TSX Venture Exchange), in which it holds 30.5% of the outstanding securities, the Company owns 100% of the outstanding securities of all of its subsidiaries.



EQUINOX MINERALS LIMITED
Corporate Structure
EQUINOX MINERALS LIMITED (Canada)
30.5%
ALTURAS MINERALS CORP. (Canada)
100%
EQUINOX RESOURCES LIMITED (Australia)
100%
Equinox Overseas Pty Ltd (Australia)
100%
Equinox Zambia Limited (Zambia)
100%
Equinox Nickel Ventures Pty Ltd (Australia)
100%
Equinox Africa Limited (Australia)
100%
Equinox Ventures Pty Ltd (Australia) Dormant
100%
Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) (Zambia)

Strategy and Description of the Company's Business

Equinox was established to be the Canadian holding company and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on ASX in 1994. Equinox's strategic objective is to expand its operations from exploration to development, in order to produce cash flow to sustain further exploration, acquisitions and development. As of June 30, 2006, Equinox had a total of 112 employees.

The principal assets of Equinox consist of a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project") and interests in a number of exploration projects in Zambia and Australia. Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the "BFS") in 2003 and a Definitive Feasibility Study (the "DFS") in 2005.

Although the Company has been focusing on the Lumwana Project, Equinox has maintained its other exploration activities. In 2004, Equinox Resources commenced a nickel sulphide exploration program in Western Australia by forming the Cowan Nickel Joint Venture with Bullion Minerals Limited to explore a package of properties south of Kambalda. In 2004, Equinox Resources also commenced activities in Peru and holds 30.5% of Alturas Minerals Corp. (listed on the TSX Venture Exchange) which has acquired precious metal and base metal exploration stage projects in Peru.

Equinox Resources acquired its interest in the Lumwana Project in 1999 when copper prices were at their lowest point in 15 years. The copper price has improved from the 1999 low point of $0.61 per pound of copper to approximately $3.4271 per pound on August 28, 2006 as reported by the London Metals Exchange.

Financing Activities

On December 20, 2005, Equinox completed public offerings on the TSX of 147,687,500 of its common shares at Cdn$0.80 per common share and on the ASX of its CDIs at A$0.92 per CDI. Aggregate gross proceeds were Cdn$126,933,183 ($108,803,284) and aggregate net proceeds were Cdn$120,919,003 ($102,957,796). An additional 22,153,125 common shares were issued on January 5, 2006 pursuant to an over-allotment option for aggregate gross proceeds of Cdn$17,722,500 ($15,251,721) and aggregate net proceeds of Cdn$16,836,375 ($14,489,135). The total net proceeds from the offerings, including the over-allotment option, were Cdn$137,755,378 ($118,756,621), which have been and will be used primarily for the Lumwana Project.

On April 3, 2006, Equinox closed the first of two tranches of its non-brokered $30 million private placement of its common shares to ZCCM Investments Holdings Plc (''ZCCM'') as announced on March 22, 2006. Aggregate gross proceeds were Cdn$17,440,500 ($15,000,000) from this initial placement of 9,227,777 common shares issued to ZCCM. The subscription price was Cdn$1.89 per common share.

On June 30, 2006, Equinox closed the second and concluding tranche of its non-brokered $30 million private placement of its common shares to ZCCM as announced on March 22, 2006. Aggregate gross proceeds were Cdn$16,738,500 ($15,000,000) from this final placement of 10,833,980 common shares issued to ZCCM. The subscription price was Cdn$1.545 per common share.

THE LUMWANA PROJECT

The Lumwana Project is located in the North Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox has a 100% interest in the Lumwana Project.

The technical information in this section regarding the Lumwana Project is summarized or extracted from the ''Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia'' dated August 2006 (the ''Technical Report''), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. (''Ausenco''), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. (''Golder''), Tim Miller, Director, of Investor Resources Finance Pty Ltd (''IRF''), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. (''Knight Piésold''), each of whom is a ''Qualified Person'' in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (''National Instrument 43-101''). Ausenco was generally responsible for the processing plant and infrastructure, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report. Information in this section arising subsequent to the date of the Technical Report regarding the development of the Lumwana Project is provided by Equinox management. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

The Lumwana Bankable Feasibility Study (''BFS'') was completed in October, 2003, following an intensive two-year program by Equinox Resources and the Definitive Feasibility Study (''DFS'') was completed in October 2005. Equinox has commenced development and expects commercial production to commence in 2008. Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation (''Phelps Dodge'') on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49% interest in the Lumwana Project. Equinox entered into an agreement to acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an

option to acquire for a payment of $10.6 million on a development decision or $12.8 million on the commencement of commercial production.

Figure 1 below shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

Figure 1 — Lumwana Project — Proposed Layout Drawing



MALUNDWE
MAIN PIT
WASTE DUMP
PROCESS PLANT
LUMWANA ESTATE (TOWN)
CHIMIWUNGO PIT
WASTE DUMP
WASTE DUMP
KILOMETRES

Mineral Reserves and Resources

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 358.2 million tonnes ("Mt") averaging 0.76% copper and an additional inferred resource of 564.4 Mt averaging 0.63% copper, at a cut-off grade of 0.2% classified in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition), as prescribed by National Instrument 43-101 and reconciled to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves. This assessment confirms within the designed pits a proven and probable sulphide reserve of 321.3 Mt averaging 0.73% copper and 417.2 Mt of inferred sulphide resources at 0.60% copper; and proven and probable oxide reserves of 9.6 Mt averaging 0.69% copper and 3.6 Mt of inferred oxide resources at 0.42% copper. Thirty-nine percent of the sulphide mineral reserves and fifty-four percent of the oxide mineral reserves are proven reserves. The current mining schedule plans to mine at a production rate of 20 Mt of copper ore per year providing a 37-year mine life. The copper ore will be processed on site to produce a concentrate for treatment at third party smelters.

The Technical Report indicates that Lumwana will produce an average of 121.675 tonnes of copper per year over the 37-year mine life at an overall average cash cost of $0.905 per pound of copper.

Table 1 — Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Table 2 — Sulphide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 3 — Oxide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	9.6	0.69
Inferred Resource	3.6	0.42

Table 4 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule. It also shows the percentage of Measured and Indicated Mineral Resource.

Table 4 — Mine Production and Mill Feed Schedule for Sulphide Ore

Year	Waste Tonnes	High Grade Ore		Low Grade Ore		Waste to Ore Ratio	Mill Feed		Measured + Indicated
		Tonnes	Cu	Tonnes	Cu		Tonnes	Cu	
	(Mt)	(Mt)	(%)	(Mt)	(%)	(t:t)	(Mt)	(%)	(%)
2007	15	1	1.00	0	-0.00	18.2	0	0.00	100
2008	98	16	1.24	0	0.00	6.2	12	1.24	100
2009	129	20	1.00	0	0.00	6.4	20	1.06	98
2010	116	20	0.92	0	0.00	5.8	20	0.93	82
2011	113	20	0.79	0	0.00	5.6	20	0.82	80
2012	98	20	0.72	0	0.00	4.9	20	0.74	92
2013	78	20	0.76	0	0.00	3.9	20	0.76	96
2014	78	20	0.70	2	0.29	3.6	20	0.71	85
2015	47	20	0.73	3	0.29	2.0	20	0.71	98
2016	77	20	0.67	4	0.29	3.2	20	0.68	0
2017	113	20	0.67	3	0.29	4.9	20	0.65	30
2018	112	20	0.74	2	0.30	5.0	20	0.73	100
2019	110	20	0.71	4	0.29	4.6	20	0.73	86
2020	105	20	0.54	9	0.28	3.6	20	0.56	94
2021	110	20	0.58	7	0.29	4.1	20	0.57	61
2022	113	20	0.64	5	0.29	4.6	20	0.64	21
2023	113	20	0.75	2	0.29	5.1	20	0.75	64
2024	112	20	0.75	2	0.30	5.1	20	0.74	87
2025	118	9	0.64	0	0.00	12.8	20	0.50	78
2026	118	9	0.49	0	0.00	13.2	20	0.38	67
2027	118	14	0.51	0	0.00	8.3	20	0.44	45
2028	116	15	0.60	2	0.29	7.0	20	0.52	37
2029	96	18	0.71	4	0.29	4.4	20	0.66	28
2030	65	20	0.72	2	0.30	2.9	20	0.71	16
2031	65	20	0.77	0	0.00	3.2	20	0.76	12
2032	70	20	0.85	0	0.00	3.5	20	0.85	5
2033	71	20	0.89	0	0.00	3.5	20	0.88	0
2034	100	19	0.45	0	0.00	5.1	20	0.45	9
2035	69	20	0.43	0	0.00	3.4	20	0.43	18
2036	58	20	0.44	0	0.00	2.9	20	0.44	7
2037	40	20	0.48	0	0.00	2.0	20	0.48	2
2038	39	20	0.54	0	0.00	2.0	20	0.54	0
2039	31	20	0.72	0	0.00	1.6	20	0.72	0
2040	74	20	0.54	0	0.00	3.7	20	0.54	0
2041	64	20	0.53	0	0.00	3.2	20	0.53	0
2042	36	20	0.59	0	0.00	1.8	20	0.59	0
2043	17	20	0.63	0	0.00	0.9	20	0.63	0
2044	4	10	0.72	0	0.00	0.3	20	0.51	49
2045	0	0	0.00	0	0.00	0.0	6	0.29	100
Total	**3,105**	**691**	**0.68**	**51**	**0.29**	**4.2**	**742**	**0.65**	**45**

This mine plan gives an average strip ratio of 4.2 t : 1 t.

Table 5 summarizes the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes.

Table 5 — Summary of Lumwana Project Final Product Production

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	306	136
2009	491	193
2010	485	175
2011	455	153
2012	417	139
2013	403	143
2014	428	132
2015	468	132
2016	432	128
2017	429	122
2018	482	137
2019	438	135
2020	427	105
2021	444	106
2022	396	120
2023	472	140
2024	449	139
2025	291	93
2026	263	71
2027	295	82
2028	309	97
2029	359	123
2030	337	133
2031	412	143
2032	503	159
2033	538	165
2034	282	83
2035	246	79
2036	244	81
2037	264	89
2038	296	100
2039	435	134
2040	333	101
2041	324	99
2042	360	109
2043	385	117
2044	307	95
2045	49	16
Total	**14,183**	**4,502**

Notes:

(1) Year 2008 is from April 1, the estimated date for the commencement of production as used in the Technical Report.

(2) The figures for copper from smelting of concentrate are those that Equinox would be credited for (ie smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized in Section 23.4 of the Technical Report).

Capital and Operating Cost Estimates

Capital Cost Estimates

The capital costs shown in Table 6 below are divided into pre-production and deferred costs incurred over the life of mine. Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs. The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (such as light vehicles, motors, gearboxes and the like) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 6 — Consolidated Capital Cost Estimate ($millions)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip)(1)	59.3	0.0	59.3
Miscellaneous Mining Equipment(1)	18.6	60.1	78.7
Processing Plant			
Mobile Equipment(1)	2.7	13.2	15.9
Process Plant — EPC(2)	350.9	12.7	363.6
Infrastructure and Development Contributions(1)	3.4	0.0	3.4
First Fill(1)	17.0	2.8	19.8
Sustaining Capital(1)	0.0	26.2	26.2
General			
Tailings and Water Storage Facilities(3)	23.6	87.2	110.8
General — Administration(1)	28.2	33.8	62.0
Total Direct Costs	**503.6**	**236.1**	**739.7**
Mining Fleet(1)(4)	164.8	274.4	439.2
Total including Mining Fleet	**668.4**	**510.5**	**1178.9**
Contingency(1)(5)	34.8	0.0	34.8
Total including Mining Fleet and Contingency	**703.2**	**510.5**	**1213.7**
Exploration(1)	2.4	5.5	7.9
Rehabilitation (end of mine life)	**0.0**	**5.2**	**5.2**
Total Capital (including Exploration Costs)	**705.7**	**521.1**	**1226.8**

Notes:

(1) Developed by Equinox.

(2) Developed by ABJV (defined below). This includes the process plant ($381.9 million), EPC (defined below) fee ($35.5 million) totalling $417.4 million. To July 31, 2006 $53.8 million, of the $381.9 million for the process plant, has been assumed spent (as advised by Equinox), leaving $363.6 million to be spent.

(3) Developed by Knight Piésold.

(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement. See "Development Plan".

(5) This contingency is in addition to the contingency incorporated in the EPC contract.

Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure and are summarized in Table 7 below.

The overall operating costs include the following:

- Mining operating costs;
- Process plant operating costs;

- Administration costs;
- Off site smelting and refining costs; and
- Product realisation costs including transportation, marketing and insurance costs.

Table 7 — Operating Cost Estimate

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	(c/lb)
2008	72	26	15	60	37	209	69.9
2009	100	42	19	90	59	310	72.7
2010	93	44	14	85	58	294	76.2
2011	87	44	16	77	54	278	82.7
2012	82	44	16	70	50	262	85.7
2013	75	46	20	70	48	259	82.2
2014	74	46	19	69	50	259	88.9
2015	61	46	19	72	54	253	87.2
2016	77	47	19	68	50	262	92.7
2017	88	47	19	66	50	271	100.8
2018	87	47	17	75	56	282	93.6
2019	90	47	17	71	51	277	92.7
2020	94	47	17	62	50	269	116.7
2021	96	47	16	63	52	275	117.7
2022	96	47	16	63	46	269	102.0
2023	89	47	17	75	55	283	91.6
2024	89	47	18	73	52	280	91.3
2025	79	47	17	48	34	225	109.5
2026	81	47	15	40	31	214	137.3
2027	92	47	16	45	34	235	129.4
2028	98	47	16	50	36	248	116.0
2029	90	47	16	61	42	256	94.5
2030	74	47	16	62	39	239	81.4
2031	58	47	16	71	48	240	76.4
2032	55	47	16	82	59	259	74.0
2033	58	47	15	86	63	270	74.2
2034	79	47	15	44	33	219	119.2
2035	62	47	15	41	29	193	110.4
2036	57	47	15	41	29	189	105.5
2037	45	47	15	44	31	182	93.4
2038	45	47	15	50	35	191	86.8
2039	40	47	15	70	51	223	75.3
2040	64	47	15	53	39	219	98.1
2041	54	47	14	52	38	205	94.4
2042	41	47	13	58	42	201	83.3
2043	31	47	9	62	45	193	74.7
2044	9	47	8	50	36	150	71.6
2045	1	17	7	8	6	39	112.2
Total/Av	**2,664**	**1,725**	**598**	**2,326**	**1,669**	**8,981**	**90.5**

Notes:

(1) Year 2008 is from April 1, the estimated date for the commencement of production.

(2) The above table excludes royalties payable to the Zambian Government and Phelps Dodge, and a corporate office cost, however, these costs are included in the economic analysis.

(3) The above table is based upon a copper price of $1.30/lb.

Economic Analysis

The key financial parameters for the development scenario, were developed by IRF at a copper price of $1.30 per pound (2006$). The current copper price is considerably higher than $1.30 per pound. As a result, the key financial parameters were also determined at $1.67 per pound (2006$), which is the three year trailing average price of copper in line with the U.S. Securities and Exchange Commission requirements, to show the impact of a higher copper price. As noted in Table 8 below, the economic evaluation includes Inferred Resources and utilizes the mining schedule shown in Table 4 and production schedule in Table 5.

Table 8 — Lumwana Project — Key Financial Parameters(1)

Element	Units	Copper Price $1.30/lb	Copper Price $1.67/lb
Summary of Financials			
Pre-tax IRR(2) (real)	%	16.9	33.6
Pre-tax NPV(3) (0% real)	$ M	2,492	5,697
Pre-tax NPV (8% real)	$ M	456	1,481
Pre-tax NPV (10% real)	$ M	297	1,142
Post-tax IRR (real)	%	15.0	29.6
Post-tax NPV (0% real)	$ M	1,891	4,296
Post-tax NPV (8% real)	$ M	321	1,099
Post-tax NPV (10% real)	$ M	195	839
Net Cash Flow Before Capital and Tax	$ M	3,719	6,924
Net Cash Flow After Capital and Before Tax	$ M	2,492	5,697
Average Cash Cost — First 5 Years	c/lb Cu	77.2	80.9
Average Cash Cost — Life of Mine	c/lb Cu	90.5	94.2
Pre-Production Capex	$ M	504	503.6
Pre-production Mining Fleet	$ M	165	164.8
Pre-production Contingencies and Exploration	$ M	37	37
Deferred Capex	$ M	521	521
Total Project Capex	$ M	1,227	1,227
Payback Period	years	3.5	1.8
Copper Produced from Smelting	kt	4,502	4,502
Copper Price (2006$)	$/lb	1.30	1.67

Note:

(1) Economic analysis included Inferred Resources in the mine plan.

(2) Internal rate of return.

(3) Net present value.

The NPVs and IRRs of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Lumwana Project and carried forward tax deductions from past expenditure on the Lumwana Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

The economic evaluation of the Mineral Resources and Reserves of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

Development Plan

The joint venture of Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd ("ABJV") was awarded the contract for the implementation phase of the Lumwana Project in January, 2006, to provide a lump sum price for construction of the processing facility. Principal terms of an Engineering Procurement and Construction ("EPC") contract have been settled and execution of the agreement is anticipated in September, 2006. Following a detailed review and negotiation, the ABJV Guaranteed Maximum Price ("GMP") has been agreed at $381 million for the process plant and $35.5 million for the EPC fee with commissioning in the second quarter, 2008.

In 2006, an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana Project pits at a copper price of $1.20 per pound, the Lumwana Project mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

On August 3, 2005, Equinox mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies (together "Financiers") to provide $355 million in project finance loans for the Lumwana Project, which includes $50 million in sub-ordinated debt.

Equinox has since mandated an additional $60 million in loans, expanding the total Lumwana Project debt facility to $415 million. In addition, Equinox has announced that it has mandated the asset-backed financing of the Lumwana mining fleet for a total of $133.3 million. Equinox is currently working with its Financiers towards the completion of the Lumwana Project debt financing. It is anticipated that the final approval from the Financiers for debt completion, subject to various conditions precedent, will be concluded at the end of the third quarter of 2006.

Project construction commenced during the fourth quarter of 2005, and includes commencement of dam construction for the tail and water storage facilities, completion of the key arterial roads, clearing and stripping activities on the Malundwe pit foot-print, clearing and site preparation activities for the process plant site and heavy industrial area, and provision of construction accommodation.

The Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, it is expected that there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements and any requirements for additional capital and hedging. Offtake negotiations with respect to concentrate placement are at an advanced stage with several parties.

OTHER EXPLORATION PROJECTS

Equinox's exploration strategy comprises:

(i) Copperbelt-style copper-cobalt mineralization in Zambia, both in the Zambian Copperbelt region and in the North Western Province around Lumwana;

(ii) Archaean nickel sulphide mineralization of the Kambalda-style in the Yilgarn Province of Western Australia;

(iii) Epithermal gold and base metal mineralization in Peru through its investment in Alturas Minerals Corp.; and

(iv) Iron Oxide Copper-Gold mineralization in South Australia, North Queensland and Zambia.

CONSOLIDATED CAPITALIZATION

Since December 31, 2005, Equinox has issued (a) 22,153,125 common shares pursuant to an over-allotment option granted in connection with the Company's public offering on December 20, 2005; (b) 9,227,777 common shares under a private placement completed on April 3, 2006; and (c) 10,833,980 common shares under a private placement completed on June 30, 2006. There have been no other material changes in the Company's share or loan capital, on a consolidated basis, since December 31, 2005. The following table sets forth the consolidated capitalization of Equinox as at the dates indicated before and after giving effect to the Offering. This table should be read in conjunction with the

consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this prospectus.

	Outstanding as at December 31, 2005	Outstanding as at June 30, 2006	Outstanding as at June 30, 2006 after giving effect to this Offering[1]
Long Term Debt[2]	$ 8,291,150	$ 8,785,700	$ 8,785,700
Shareholders' Equity			
Common Shares	$162,940,552	$207,321,738	$298,806,738[3]
(authorized: unlimited)	(317,113,253 shares)	(359,328,135 shares)	(434,328,135 shares)[4]
Retained Earnings (Deficit)	$(18,691,808)	$(30,016,903)	$(30,016,903)
Contributed Surplus	$ 3,076,695	$ 16,654,647	$ 16,654,647
Cumulative Translation Adjustments	$ (12,341)	$ (12,341)	$ (12,341)
TOTAL CAPITALIZATION	$155,604,248	$202,732,841	$294,217,841

Notes:

(1) Canadian dollar proceeds of the Offering have been converted into US dollars at the noon exchange rate on June 30, 2006 as reported by the Bank of Canada which was Cdn$1.00 equals US$0.8969.

(2) The Euro based concessional loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(3) After deducting Underwriters' Fee (defined below) of $2,765,000 and the expenses of the Offering which are estimated at $400,000.

(4) Does not include shares issuable under Equinox's Stock Option Plan and 12,332 common shares issued on August 29, 2006 pursuant to the exercise of options granted under such plan.

USE OF PROCEEDS

Excluding expenses of the Offering, the estimated net proceeds received by Equinox from this Offering will be approximately Cdn$102,235,000 ($92,062,600). Equinox intends to use the net proceeds of the Offering as follows:

	$ Millions
Development Costs of the Lumwana Copper Project	$ 89.7
General Working Capital	$ 2.0
Expenses of the Offering	$ 0.4
TOTAL:	$ 92.1

Although Equinox intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in Equinox's mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

Under an agreement dated August 30, 2006 (the "Underwriting Agreement") between Equinox and the Underwriters, Equinox has agreed to sell and the Underwriters have agreed to purchase on the Closing Date (as defined herein) the Common Shares at a price of Cdn$1.40 per Common Share for an aggregate consideration of Cdn$105,000,000, payable in cash against delivery of certificates representing the Common Shares. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. The Offering Price per Common Share was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, Equinox has agreed to pay a commission to the Underwriters (the "Underwriters' Fee") (i) equal to 4.50% of the gross proceeds of the Offering except in respect of Common Shares sold to the Significant Investor, and (ii) equal to 0.50% of the gross proceeds of the Common Shares sold to the

Significant Investor as part of the Offering. In connection with the distribution of the Common Shares, the Underwriters may engage in market stabilization activities.

Closing of the Offering is conditional upon the completion of the resale by the Underwriters of 35,000,000 Common Shares offered in connection with the Offering to the Significant Investor at a price of Cdn$1.40 per Common Share.

Subscriptions for Common Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on September 15, 2006 or such other date as the Company and the Underwriters shall agree (the "Closing Date"), but no later than September 29, 2006, and that certificates representing the Common Shares will be issued on the Closing Date.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Equinox common shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Equinox common shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Common Shares offered hereby have not been and will not be registered under the 1933 Act, or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Common Shares may not be offered or sold within the United States except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the 1933 Act.

Equinox has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

Equinox has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Equinox common shares or securities convertible into, exchangeable for or otherwise exercisable into Equinox common shares for a period of 60 days following the Closing Date without the prior written consent of the Underwriters, other than (i) the Common Shares offered pursuant to this short form prospectus; (ii) options and common shares issued pursuant to the Company's stock option plan; (iii) in connection with acquisitions; (iv) any project finance requirements; and (v) under any existing agreement or instruments already entered into, issued or authorized by the Company.

DESCRIPTION OF SHARE CAPITAL

Equinox is authorized to issue an unlimited number of common shares. As at August 29, 2006, Equinox had 359,340,467 Common Shares and CDIs issued and outstanding.

Description of Common Shares

The holders of Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System (''CHESS'') in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd. (''CDN''), a wholly-owned subsidiary of ASX. The main difference between holding CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying common shares instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and to receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holders of the Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 75,000,000 Common Shares. (See ''Description of Share Capital — Description of Common Shares''.) Modifications to the rights, privileges, restrictions and conditions attached to the Common Shares (including the creation of another class of shares that ranks prior to or on a parity with the Common Shares) requires an affirmative vote of not less than two thirds of the votes cast at a meeting of the holders of common shares of the Company.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Lumwana Project at Development Stage

The Lumwana Project is at the initial development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Lumwana Project will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability

to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. There is no assurance that this trend will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, although still representing a potentially important factor. Copper and cobalt prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. There is no guarantee that the Company will be able to negotiate such offtake contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for a substantial portion of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and

mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project. The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company will require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain requirement financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining

any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in the Equinox AIF in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 16 years based only on proven and probable mineral reserves.

Commodity Hedging

Currently Equinox does not have a policy to hedge future metal sales but will develop such a strategy as part of project financing. If put into place, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities

than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, cobalt and sulphuric acid prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Key Personnel

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The development of the Lumwana Project will require a major expansion of the Equinox operating team. There is no assurance that the company will be able to attract and retain personnel in the operations team.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. Although a power line has been completed from the Copperbelt to Solwezi, this power line will need to be extended to Lumwana. This infrastructure is imperative for the success of the Project and, although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents a significant portion of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local

currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

INTEREST OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this short form prospectus based upon the Technical Report prepared by Ausenco, Golder, IRF and Knight Piésold and their respective employees. The Technical Report provides an independent technical review of the mineral resources, reserves, and development of the Lumwana Project. The Technical Report was prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco, Ross Bertinshaw, Principal of Golder, Tim Miller, Director of IRF and Robert Hanbury, Associate Director of Knight Piésold all of whom are "Qualified Persons" as such term is defined in National Instrument 43-101. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

Certain legal matters in connection with this distribution have been passed upon on behalf of Equinox by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of Equinox.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Equinox are PricewaterhouseCoopers LLP, independent chartered accountants, located at Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario M5K 1G8.

Equinox's registrar and transfer agent for its common shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth Australia.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Equinox Minerals Limited (the "Company") dated ● , 2006 relating to the issue and sale of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. Our report is dated February 28, 2006.

●
Chartered Accountants

Toronto, Canada,

● , 2006

CERTIFICATE OF THE COMPANY

Dated: August 30, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CRAIG R. WILLIAMS
Chief Executive Officer

(Signed) MICHAEL J. KLESSENS
Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID V. MOSHER
Director

(Signed) BRIAN W. PENNY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 30, 2006.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.	CIBC WORLD MARKETS INC.	GMP SECURITIES L.P.
By: (Signed) PETER GROSSKOPF	By: (Signed) RICK MCCREARY	By: (Signed) MARK WELLINGS

PARADIGM CAPITAL INC.	RAYMOND JAMES LTD.
By: (Signed) ANDREW PARTINGTON	By: (Signed) DAVID GREIFENBERGER

DUNDEE SECURITIES CORPORATION

By: (Signed) ROBERT KLASSEN

EQUINOX
MINERALS LIMITED

EQUINOX MINERALS LIMITED

ARBN 108 066 986

August 31, 2006

Equinox Files Short Form Prospectus in Cdn$105 million Bought Deal Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") announced today that in respect of its previously announced Cdn$105 million bought deal financing (the "Offering") (see EQN release dated August 24, 2006), the Corporation and a syndicate of underwriters co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters") have signed an underwriting agreement in respect of the Offering, and a preliminary short form prospectus has been filed in all of the provinces and territories of Canada for the purpose of qualifying the common shares for distribution to the public.

Under the terms of the underwriting agreement, the syndicate will purchase from the Corporation a total of 75 million common shares of the Corporation ("Shares") at a price of Cdn$1.40 per Share for gross proceeds of Cdn$105 million. The Offering is anticipated to close on or about September 15, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, Australian Stock Exchange and the securities regulatory authorities.

The closing of the Offering is also conditional upon the resale by the Underwriters of 35,000,000 Shares offered under the Offering to a significant investor who has approached the Corporation with a view to acquiring an equity interest.

The net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Project in Zambia and for general working capital purposes.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

Alternative Monthly Report
(September 11, 2006)

EQUINOX MINERALS LIMITED

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on July 10, 2006, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has acquired an additional 7,015,900 common shares of Equinox Minerals Limited ("Equinox"). This represents an increase in G&C's position in Equinox of 1.96%, on an undiluted basis, as of August 31, 2006.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 45,690,265 common shares of Equinox. This represents an approximate 12.72% interest, on an undiluted basis, as of August 31, 2006.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 45,690,265 common shares of Equinox, representing an approximate 12.72% interest, on an undiluted basis, as of August 31, 2006.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Equinox acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 11th day of September, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice-President, Counselling and
Chief Investment Strategist

Auditors' Consent Letter
(September 13, 2006)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

September 13, 2006

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut

We refer to the prospectus of Equinox Minerals Limited (the "Company") dated September 13, 2006 relating to the sale and issue of common shares of the Company.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2006 to the directors of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and December 31, 2004; and
- Consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen-month period ended December 31, 2004.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

Consent Letter of Issuer's Legal Counsel (September 13, 2006)

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Box 25, Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
M5L 1A9

Deliveries: 28th floor
Telephone: 416.863.2400
Facsimile: 416.863.2653
www.blakes.com

September 13, 2006

VIA SEDAR

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated September 13, 2006 (the "Prospectus")

We refer to the offering by Equinox Minerals Limited pursuant to the Prospectus.

We hereby consent to the reference to our name on the face page of the Prospectus, the reference to our name and opinion under the heading "Eligibility for Investment" in the Prospectus, and the reference to our name under the heading "Interests of Experts" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of services we performed in connection with the preparation of such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person or company.

Yours very truly,

(signed) BLAKE, CASSELS & GRAYDON LLP

12008930.1

Consent Letter of Underwriter's Legal Counsel (September 13, 2006)

Heenan Blaikie

September 13, 2006

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Northwest Territories, Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut
Registrar of Securities, Government of Yukon

Dear Sirs:

Re: Equinox Minerals Limited - Final Short Form Prospectus dated September 13, 2006

We refer to the final short form prospectus (the "Prospectus") of Equinox Minerals Limited (the "Corporation") dated September 13, 2006 relating to an offering of common shares of the Corporation.

We hereby consent to the reference to our name on the face page of the Prospectus, the reference to our name and opinion under the heading "Eligibility for Investment" and the reference to our name under the headings "Interest of Experts".

P.O. Box 185, Suite 2600
200 Bay Street
South Tower, Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J4

www.heenanblaikie.com

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion in the Prospectus or that are within our knowledge as a result of the services we performed in the preparation of the Prospectus.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in any documents, nor is it to be published, circulated or furnished, in whole or in part, to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Heenan Blaikie LLP"

Consent Letter of Other Experts (September 13, 2006)

Golder Associates Pty Ltd
A.B.N. 64 006 107 857

1 Havelock Street, West Perth, WA 6005 Australia
(PO Box 1914, West Perth, WA 6872 Australia)
Telephone (08) 9213 7600
Fax (08) 9213 7611
http://www.golder.com

Golder Associates

RECEIVED
2007 MAY -1 A 6:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA SEDAR

September 13, 2006

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated September 13, 2006 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Golder Associates Pty Ltd. to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated August, 2006 and an "Acknowledgement of Qualified Person" dated September 12, 2006 (collectively, the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Golder Associates Pty Ltd
Yours faithfully
GOLDER ASSOCIATES PTY LTD

R Bertinshaw

Ross Bertinshaw
Principal

Hewitt. BEST EMPLOYERS 2005

ACEA

Consent Letter of Other Experts (September 13, 2006)

INVESTOR RESOURCES FINANCE

ACN 115 060 225

Investor Resources Finance Pty Ltd
Level 3, 15 Queen Street
Melbourne Vic 3000 Australia
Telephone: 61 3 9621 1533
Fax: 61 3 9621 1544
Email: irf@irfinance.com.au

RECEIVED
2007 MAY -1 A 6:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA SEDAR

September 13, 2006

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: **Equinox Minerals Limited**
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated September 13, 2006 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Investor Resources Financial Pty Ltd to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report - Lumwana Copper Project, North West Province, Republic of Zambia dated August, 2006 and an "Acknowledgement of Qualified Person" dated September 12, 2006 (collectively, the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Investor Resources Financial Pty Ltd

Tim Miller

Tim Miller, Director

Consent Letter of Other Experts (September 13, 2006)

Knight Piésold
CONSULTING

Knight Piésold Pty Limited
A.B.N. 87 001 040 419
Level 3, 46 Ventnor Avenue
(PO Box 1302, WEST PERTH WA 6872)
WEST PERTH WA 6005, AUSTRALIA

Telephone +61 (0)8 9481 1266
Facsimile +61 (0)8 9481 1399
Email perth@knightpiesold.com

VIA SEDAR

September 13, 2006

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: **Equinox Minerals Limited**
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated September 13, 2006 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Knight Piésold Pty Ltd. to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated August, 2006 and an "Acknowledgement of Qualified Person" dated September 12, 2006 (collectively, the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Knight Piésold Pty Ltd.

David Morgan
Managing Director

Consent letter of Other Experts (September 13, 2006)

ENGINEERS & PROJECT MANAGERS

AUSENCO

Ausenco Limited
ABN 82 011 057 837
Level 2
44 St Georges Terrace
Perth • Western Australia
6000 • Australia
Phone • 61 8 9223 1800
Fax • 61 8 9202 1443

VIA SEDAR

September 13, 2006

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated September 13, 2006 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Ausenco Ltd. to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated August, 2006 and an "Acknowledgement of Qualified Person" dated September 12, 2006 (collectively, the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Michael Davis, Manager Process, Ausenco Services Limited
For and on behalf of Ausenco Bateman Joint Venture

12008928.2

Final Short Form Prospectus
(September 13, 2006)

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States unless an exemption from registration is available. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Equinox Minerals Limited at 1701 – 155 University Avenue, Toronto, ON, M5H 3B7 (telephone (416) 865-3393) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox Minerals Limited at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue

September 13, 2006

EQUINOX MINERALS LIMITED

Equinox Minerals Limited

Cdn$105,000,000

75,000,000 Common Shares

This short form prospectus qualifies for distribution 75,000,000 common shares (the "Common Shares") of Equinox Minerals Limited ("Equinox" or the "Company") at a price of Cdn$1.40 (the "Offering Price") per Common Share (the "Offering").

Equinox common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "EQN". Equinox CHESS Depository Interests ("CDIs") are listed and posted for trading on Australian Stock Exchange Limited ("ASX"), also under the symbol "EQN". On August 23, 2006, the last trading day before the announcement of the Offering, the closing price of Equinox common shares on the TSX was Cdn$1.56 and the closing price of the CDIs on ASX was A$1.795. The TSX has conditionally approved the listing of the Common Shares to distributed pursuant to the Offering. Listing is subject to fulfilling all listing requirements of the TSX on or before November 28, 2006. The Offering Price was determined by negotiation between the Company and Sprott Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd. and Dundee Securities Corporation (collectively, the "Underwriters").

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth WA 6005 Australia and at a site office at the Lumwana Project (as defined herein) in Zambia.

Investment in the Common Shares involves a high degree of risk. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors". In the opinion of counsel, at the date hereof, the Common Shares will be qualified investments. See "Eligibility for Investment".

Price: Cdn$1.40 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to Company(2)
Per Common Share	Cdn$1.40	Cdn$0.063	Cdn$1.337
Per Common Share sold to Significant Investor	Cdn$1.40	Cdn$0.007	Cdn$1.393
Total	Cdn$105,000,000	Cdn$2,765,000	Cdn$102,235,000

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement (as defined herein) between the Company and the Underwriters, the Company has agreed to pay to the Underwriters the Underwriters' Fee (as defined herein) (i) equal to 4.50% of the gross proceeds of the Offering except in respect of Common Shares sold to a significant investor in the Company (the "Significant Investor"), and (ii) equal to 0.50% of the gross proceeds of the Common Shares sold to the Significant Investor as part of the Offering. See "Plan of Distribution".

(2) Before deducting the other expenses of the Offering, estimated to be Cdn$444,000, which will be paid from the proceeds of the Offering.

The Underwriters, as principal, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. In connection with the distribution of the Common Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about September 20, 2006 or at such later date as the Company and the Underwriters may agree, but in any event not later than October 5, 2006.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the future price of copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking information statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus. Although Equinox has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this short form prospectus based on the opinions and estimates of management, and Equinox disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither Equinox nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Equinox nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, provided the Company's common shares are listed on a prescribed stock exchange in Canada at the relevant time, the Common Shares will be a qualified investment at that time, within the meaning of the *Income Tax Act*

(Canada) and the regulations thereunder, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to "$" or "dollars" in this short form prospectus refer to United States dollars. References to "Cdn$" in this short form prospectus refer to Canadian dollars and "A$" refer to Australian dollars.

The noon exchange rate on September 12, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals US$0.8940 or A$1.1876 (US$1.00 equals Cdn$1.1186, and A$1.00 equals Cdn$0.8420).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of Equinox at 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. You may call Equinox to request such documents at (416) 865-3393. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox at the above-mentioned address and telephone number. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the Company's annual information form dated March 31, 2006 (the "Equinox AIF");

(b) the Company's audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2005;

(c) management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2005;

(d) the Company's interim unaudited consolidated financial statements for the three and six months ended June 30, 2006;

(e) management's discussion and analysis of results of operations and financial condition for the quarter ended June 30, 2006;

(f) the Company's Management Information Circular dated April 4, 2006 in respect of the Annual and Special Meeting of the Company's Shareholders held on May 10, 2006;

(g) the Company's material change report filed on Form 51-102F3 dated February 22, 2006 describing the adoption of the Company's shareholder rights plan;

(h) the Company's material change report filed on Form 51-102F3 dated April 6, 2006 describing the Company's closing of the first of two tranches of its non-brokered $30 million private placement of the Company's common shares to ZCCM Investments Holdings Plc ("ZCCM");

(i) the Company's material change report filed on Form 51-102F3 dated July 4, 2006 describing the Company's closing of the second and concluding tranche of its non-brokered $30 million private placement of the Company's common shares to ZCCM; and

(j) the Company's material change report filed on Form 51-102F3 dated July 7, 2006 describing an update on progress at the Company's Lumwana Copper Project in Zambia.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference herein) filed by the Company after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

THE COMPANY

Equinox was incorporated on January 19, 2004 under the *Canada Business Corporations Act* for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (''Equinox Resources''), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the ''Scheme'') and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the ''Implementation Agreement'', and together with the Scheme, the ''Restructure''). The Restructure was completed on June 18, 2004 with Equinox Resources becoming a wholly-owned subsidiary of Equinox. Pursuant to the Implementation Agreement, holders of ordinary shares of Equinox Resources exchanged their securities for (i) Equinox common shares or (ii) Equinox CDIs (See ''Description of Share Capital — Chess and CDIs in Australia''), in either case at a rate of one Equinox common share or CDI for three ordinary shares of Equinox Resources.

Equinox common shares have been listed for trading on the TSX since June 29, 2004. Equinox CDIs have been listed for trading on ASX since June 21, 2004. Equinox CDIs and Equinox common shares can be converted each into the other on a one for one basis.

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth WA 6005 Australia and at a site office at the Lumwana Project in Zambia.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries which are owned directly or indirectly by the Company, and their jurisdiction of incorporation. With the exception of Alturas Minerals Corp. (listed on the TSX Venture Exchange), in which it holds 30.5% of the outstanding securities, the Company owns 100% of the outstanding securities of all of its subsidiaries.



EQUINOX MINERALS LIMITED
Corporate Structure
EQUINOX MINERALS LIMITED (Canada)
30.5%
ALTURAS MINERALS CORP. (Canada)
100%
EQUINOX RESOURCES LIMITED (Australia)
100%
Equinox Overseas Pty Ltd (Australia)
100%
Equinox Zambia Limited (Zambia)
100%
Equinox Nickel Ventures Pty Ltd (Australia)
100%
Equinox Africa Limited (Australia)
100%
Equinox Ventures Pty Ltd (Australia) Dormant
100%
Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) (Zambia)

Strategy and Description of the Company's Business

Equinox was established to be the Canadian holding company and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on ASX in 1994. Equinox's strategic objective is to expand its operations from exploration to development, in order to produce cash flow to sustain further exploration, acquisitions and development. As of June 30, 2006, Equinox had a total of 112 employees.

The principal assets of Equinox consist of a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project") and interests in a number of exploration projects in Zambia and Australia. Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the "BFS") in 2003 and a Definitive Feasibility Study (the "DFS") in 2005.

Although the Company has been focusing on the Lumwana Project, Equinox has maintained its other exploration activities. In 2004, Equinox Resources commenced a nickel sulphide exploration program in Western Australia by forming the Cowan Nickel Joint Venture with Bullion Minerals Limited to explore a package of properties south of Kambalda. In 2004, Equinox Resources also commenced activities in Peru and holds 30.5% of Alturas Minerals Corp. (listed on the TSX Venture Exchange) which has acquired precious metal and base metal exploration stage projects in Peru.

Equinox Resources acquired its interest in the Lumwana Project in 1999 when copper prices were at their lowest point in 15 years. The copper price has improved from the 1999 low point of $0.61 per pound of copper to approximately $3.45 per pound on September 12, 2006 as reported by the London Metals Exchange.

Financing Activities

On December 20, 2005, Equinox completed public offerings on the TSX of 147,687,500 of its common shares at Cdn$0.80 per common share and on the ASX of its CDIs at A$0.92 per CDI. Aggregate gross proceeds were Cdn$126,933,183 ($108,803,284) and aggregate net proceeds were Cdn$120,919,003 ($102,957,796). An additional 22,153,125 common shares were issued on January 5, 2006 pursuant to an over-allotment option for aggregate gross proceeds of Cdn$17,722,500 ($15,251,721) and aggregate net proceeds of Cdn$16,836,375 ($14,489,135). The total net proceeds from the offerings, including the over-allotment option, were Cdn$137,755,378 ($118,756,621), which have been and will be used primarily for the Lumwana Project.

On April 3, 2006, Equinox closed the first of two tranches of its non-brokered $30 million private placement of its common shares to ZCCM Investments Holdings Plc ("ZCCM") as announced on March 22, 2006. Aggregate gross proceeds were Cdn$17,440,500 ($15,000,000) from this initial placement of 9,227,777 common shares issued to ZCCM. The subscription price was Cdn$1.89 per common share.

On June 30, 2006, Equinox closed the second and concluding tranche of its non-brokered $30 million private placement of its common shares to ZCCM as announced on March 22, 2006. Aggregate gross proceeds were Cdn$16,738,500 ($15,000,000) from this final placement of 10,833,980 common shares issued to ZCCM. The subscription price was Cdn$1.545 per common share.

THE LUMWANA PROJECT

The Lumwana Project is located in the North Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox has a 100% interest in the Lumwana Project.

The technical information in this section regarding the Lumwana Project is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 and an "Acknowledgement of Qualified Person" dated September 12, 2006 (collectively, the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction and Michael Davis, Manager Process, of Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person", other than Mr. Langridge, in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("National Instrument 43-101"). Ausenco was generally responsible for the processing plant and infrastructure and metallurgy, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report and under the heading "Economic Analysis" below. Information in this section arising subsequent to the date of the Technical Report regarding the development of the Lumwana Project is provided by Equinox management. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

The Lumwana Bankable Feasibility Study ("BFS") was completed in October, 2003, following an intensive two-year program by Equinox Resources and the Definitive Feasibility Study ("DFS") was completed in October 2005. Equinox has commenced development and expects commercial production to commence in 2008. Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation ("Phelps Dodge") on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49%

interest in the Lumwana Project. Equinox entered into an agreement to acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an option to acquire for a payment of $10.6 million on a development decision or $12.8 million on the commencement of commercial production.

Figure 1 below shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

Figure 1 — Lumwana Project — Proposed Layout Drawing


MALUNDWE
MAIN PIT
WASTE
DUMP
LUMWANA
DAM
DIVERSION
CHANNEL
PROCESS
PLANT
LUMWANA ESTATE
(TOWN)
CONSTRUCTION
CAMP
MALUNDWE
SOUTH EAST PIT
KILOMETRES
CHIMIWUNGO
PIT
WASTE
DUMP
WASTE
DUMP

Mineral Reserves and Resources

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 358.2 million tonnes (''Mt'') averaging 0.76% copper and an additional inferred resource of 564.4 Mt averaging 0.63% copper, at a cut-off grade of 0.2% classified in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition), as prescribed by National Instrument 43-101 and reconciled to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves. This assessment confirms within the designed pits a proven and probable sulphide reserve of 321.3 Mt averaging 0.73% copper and 417.2 Mt of inferred sulphide resources at 0.60% copper; and proven and probable oxide reserves of 9.6 Mt averaging 0.69% copper and 3.6 Mt of inferred oxide resources at 0.42% copper. Thirty-nine

percent of the sulphide mineral reserves and fifty-four percent of the oxide mineral reserves are proven reserves. The current mining schedule plans to mine at a production rate of 20 Mt of copper ore per year providing a 37-year mine life. The copper ore will be processed on site to produce a concentrate for treatment at third party smelters.

The Technical Report indicates that Lumwana will produce an average of 121,675 tonnes of copper per year over the 37-year mine life at an overall average cash cost of $0.905 per pound of copper.

Table 1 — Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Table 2 — Sulphide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 3 — Oxide Reserves and Resources within Designed Pits

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	9.6	0.69
Inferred Resource	3.6	0.42

Table 4 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule. It also shows the percentage of Measured and Indicated Mineral Resource.

Table 4 — Mine Production and Mill Feed Schedule for Sulphide Ore

Year	Waste	High Grade Ore		Low Grade Ore		Waste to	Mill Feed		Measured +
	Tonnes	Tonnes	Cu	Tonnes	Cu	Ore Ratio	Tonnes	Cu	Indicated
	(Mt)	(Mt)	(%)	(Mt)	(%)	(t:t)	(Mt)	(%)	(%)
2007	15	1	1.00	0	0.00	18.2	0	0.00	100
2008	98	16	1.24	0	0.00	6.2	12	1.24	100
2009	129	20	1.00	0	0.00	6.4	20	1.06	98
2010	116	20	0.92	0	0.00	5.8	20	0.93	82
2011	113	20	0.79	0	0.00	5.6	20	0.82	80
2012	98	20	0.72	0	0.00	4.9	20	0.74	92
2013	78	20	0.76	0	0.00	3.9	20	0.76	96
2014	78	20	0.70	2	0.29	3.6	20	0.71	85
2015	47	20	0.73	3	0.29	2.0	20	0.71	98
2016	77	20	0.67	4	0.29	3.2	20	0.68	0
2017	113	20	0.67	3	0.29	4.9	20	0.65	30
2018	112	20	0.74	2	0.30	5.0	20	0.73	100
2019	110	20	0.71	4	0.29	4.6	20	0.73	86
2020	105	20	0.54	9	0.28	3.6	20	0.56	94
2021	110	20	0.58	7	0.29	4.1	20	0.57	61
2022	113	20	0.64	5	0.29	4.6	20	0.64	21
2023	113	20	0.75	2	0.29	5.1	20	0.75	64
2024	112	20	0.75	2	0.30	5.1	20	0.74	87
2025	118	9	0.64	0	0.00	12.8	20	0.50	78
2026	118	9	0.49	0	0.00	13.2	20	0.38	67
2027	118	14	0.51	0	0.00	8.3	20	0.44	45
2028	116	15	0.60	2	0.29	7.0	20	0.52	37
2029	96	18	0.71	4	0.29	4.4	20	0.66	28
2030	65	20	0.72	2	0.30	2.9	20	0.71	16
2031	65	20	0.77	0	0.00	3.2	20	0.76	12
2032	70	20	0.85	0	0.00	3.5	20	0.85	5
2033	71	20	0.89	0	0.00	3.5	20	0.88	0
2034	100	19	0.45	0	0.00	5.1	20	0.45	9
2035	69	20	0.43	0	0.00	3.4	20	0.43	18
2036	58	20	0.44	0	0.00	2.9	20	0.44	7
2037	40	20	0.48	0	0.00	2.0	20	0.48	2
2038	39	20	0.54	0	0.00	2.0	20	0.54	0
2039	31	20	0.72	0	0.00	1.6	20	0.72	0
2040	74	20	0.54	0	0.00	3.7	20	0.54	0
2041	64	20	0.53	0	0.00	3.2	20	0.53	0
2042	36	20	0.59	0	0.00	1.8	20	0.59	0
2043	17	20	0.63	0	0.00	0.9	20	0.63	0
2044	4	10	0.72	0	0.00	0.3	20	0.51	49
2045	0	0	0.00	0	0.00	0.0	6	0.29	100
Total	**3,105**	**691**	**0.68**	**51**	**0.29**	**4.2**	**742**	**0.65**	**45**

This mine plan gives an average strip ratio of 4.2 t : 1 t.

Table 5 summarizes the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes.

Table 5 — Summary of Lumwana Project Final Product Production

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	306	136
2009	491	193
2010	485	175
2011	455	153
2012	417	139
2013	403	143
2014	428	132
2015	468	132
2016	432	128
2017	429	122
2018	482	137
2019	438	135
2020	427	105
2021	444	106
2022	396	120
2023	472	140
2024	449	139
2025	291	93
2026	263	71
2027	295	82
2028	309	97
2029	359	123
2030	337	133
2031	412	143
2032	503	159
2033	538	165
2034	282	83
2035	246	79
2036	244	81
2037	264	89
2038	296	100
2039	435	134
2040	333	101
2041	324	99
2042	360	109
2043	385	117
2044	307	95
2045	49	16
Total	**14,183**	**4,502**

Notes:

(1) Year 2008 is from April 1, the estimated date for the commencement of production as used in the Technical Report.

(2) The figures for copper from smelting of concentrate are those that Equinox would be credited for (ie smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized in Section 23.4 of the Technical Report).

Capital and Operating Cost Estimates

Capital Cost Estimates

The capital costs shown in Table 6 below are divided into pre-production and deferred costs incurred over the life of mine. Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs. The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (such as light vehicles, motors, gearboxes and the like) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 6 — Consolidated Capital Cost Estimate ($millions)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip)[1]	59.3	0.0	59.3
Miscellaneous Mining Equipment[1]	18.6	60.1	78.7
Processing Plant			
Mobile Equipment[1]	2.7	13.2	15.9
Process Plant — EPC[2]	350.9	12.7	363.6
Infrastructure and Development Contributions[1]	3.4	0.0	3.4
First Fill[1]	17.0	2.8	19.8
Sustaining Capital[1]	0.0	26.2	26.2
General			
Tailings and Water Storage Facilities[3]	23.6	87.2	110.8
General — Administration[1]	28.2	33.8	62.0
Total Direct Costs	**503.6**	**236.1**	**739.7**
Mining Fleet[1][4]	164.8	274.4	439.2
Total including Mining Fleet	**668.4**	**510.5**	**1178.9**
Contingency[1][5]	34.8	0.0	34.8
Total including Mining Fleet and Contingency	**703.2**	**510.5**	**1213.7**
Exploration[1]	2.4	5.5	7.9
Rehabilitation (end of mine life)	**0.0**	**5.2**	**5.2**
Total Capital (including Exploration Costs)	**705.7**	**521.1**	**1226.8**

Notes:

(1) Developed by Equinox.

(2) Developed by ABJV (defined below). This includes the process plant ($381.9 million), EPC (defined below) fee ($35.5 million) totalling $417.4 million. To July 31, 2006 $53.8 million, of the $381.9 million for the process plant, has been assumed spent (as advised by Equinox), leaving $363.6 million to be spent.

(3) Developed by Knight Piésold.

(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement. See "Development Plan".

(5) This contingency is in addition to the contingency incorporated in the EPC contract.

Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure and are summarized in Table 7 below.

The overall operating costs include the following:

- Mining operating costs;
- Process plant operating costs;
- Administration costs;
- Off site smelting and refining costs; and
- Product realisation costs including transportation, marketing and insurance costs.

Table 7 — Operating Cost Estimate

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	(c/lb)
2008	72	26	15	60	37	209	69.9
2009	100	42	19	90	59	310	72.7
2010	93	44	14	85	58	294	76.2
2011	87	44	16	77	54	278	82.7
2012	82	44	16	70	50	262	85.7
2013	75	46	20	70	48	259	82.2
2014	74	46	19	69	50	259	88.9
2015	61	46	19	72	54	253	87.2
2016	77	47	19	68	50	262	92.7
2017	88	47	19	66	50	271	100.8
2018	87	47	17	75	56	282	93.6
2019	90	47	17	71	51	277	92.7
2020	94	47	17	62	50	269	116.7
2021	96	47	16	63	52	275	117.7
2022	96	47	16	63	46	269	102.0
2023	89	47	17	75	55	283	91.6
2024	89	47	18	73	52	280	91.3
2025	79	47	17	48	34	225	109.5
2026	81	47	15	40	31	214	137.3
2027	92	47	16	45	34	235	129.4
2028	98	47	16	50	36	248	116.0
2029	90	47	16	61	42	256	94.5
2030	74	47	16	62	39	239	81.4
2031	58	47	16	71	48	240	76.4
2032	55	47	16	82	59	259	74.0
2033	58	47	15	86	63	270	74.2
2034	79	47	15	44	33	219	119.2
2035	62	47	15	41	29	193	110.4
2036	57	47	15	41	29	189	105.5
2037	45	47	15	44	31	182	93.4
2038	45	47	15	50	35	191	86.8
2039	40	47	15	70	51	223	75.3
2040	64	47	15	53	39	219	98.1
2041	54	47	14	52	38	205	94.4
2042	41	47	13	58	42	201	83.3

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	(c/lb)
2043	31	47	9	62	45	193	74.7
2044	9	47	8	50	36	150	71.6
2045	1	17	7	8	6	39	112.2
Total/Av	**2,664**	**1,725**	**598**	**2,326**	**1,669**	**8,981**	**90.5**

Notes:

(1) Year 2008 is from April 1, the estimated date for the commencement of production.

(2) The above table excludes royalties payable to the Zambian Government and Phelps Dodge, and a corporate office cost, however, these costs are included in the economic analysis.

(3) The above table is based upon a copper price of $1.30/lb.

Economic Analysis

Two development scenarios are presented in Table 8 below, the "Base Case" which includes only Measured and Indicated Resources over an 11 year mine life and the "Development Case" contemplates 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37 year mine life. The key financial parameters for the Development Case which is described in detail in the Amended Technical Report and the Base Case, were developed by IRF at a copper price of $1.30 per pound (2006$). The current copper price is considerably higher than $1.30 per pound. As a result, the key financial parameters were also determined at $1.67 per pound (2006$), which is the three year trailing average price of copper in line with the U.S. Securities and Exchange Commission requirements, to show the impact of a higher copper price. As noted in Table 8 below, the economic evaluation of the Development Case includes Inferred Resources and utilizes the mining schedule shown in Table 4 and production schedule in Table 5. The Base Case utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years, however this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

Table 8 — Lumwana Project — Key Financial Parameters

Element	Units	Development Case 37 year mine life(1) Copper Price $1.30/lb	Development Case 37 year mine life(1) Copper Price $1.67/lb	Base Case 11 year mine life(1) Copper Price $1.30/lb	Base Case 11 year mine life(1) Copper Price $1.67/lb
Summary of Financials					
Pre-tax IRR(2) (real)	%	16.9	33.6	16.4	33.5
Pre-tax NPV(3) (0% real)	$ M	2,492	5,697	810	1,986
Pre-tax NPV (8% real)	$ M	456	1,481	278	989
Pre-tax NPV (10% real)	$ M	297	1,142	193	830
Post-tax IRR (real)	%	15.0	29.6	14.3	29.4
Post-tax NPV (0% real)	$ M	1,891	4,296	631	1,513
Post-tax NPV (8% real)	$ M	321	1,099	189	731
Post-tax NPV (10% real)	$ M	195	839	118	605
Net Cash Flow Before Capital and Tax	$ M	3,719	6,924	1,645	2,821
Net Cash Flow After Capital and Before Tax	$ M	2,492	5,697	810	1,986
Average Cash Cost — First 5 Years	c/lb Cu	77.2	80.9	74.7	78.5
Average Cash Cost — Life of Mine	c/lb Cu	90.5	94.2	82.3	86.0
Pre-Production Capex	$ M	504	504	504	504
Pre-production Mining Fleet	$ M	165	165	165	165
Pre-production Contingencies and Exploration	$ M	37	37	37	37
Deferred Capex	$ M	521	521	129	129
Total Project Capex	$ M	1,227	1,227	835	835
Payback Period	years	3.5	1.8	3.3	1.8
Copper Produced from Smelting	kt	4,502	4,502	1,632	1,632
Copper Price (2006$)	$/lb	1.30	1.67	1.30	1.67

Note:

(1) The economic analysis of the "Development Case" includes 55% Inferred Resources in the mine plan. The economic analysis of the "Base Case" includes 100% measured and indicated Resources.

(2) Internal rate of return.

(3) Net present value.

The NPVs and IRRs of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Lumwana Project and carried forward tax deductions from past expenditure on the Lumwana Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

The economic evaluation of the Mineral Resources and Reserves in the "Development Case" of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

Development Plan

The joint venture of Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd ("ABJV") was awarded the contract for the implementation phase of the Lumwana Project in January, 2006, to provide a lump sum price for construction of the processing facility. Principal terms of an Engineering Procurement and Construction ("EPC") contract have been settled and execution of the agreement is anticipated in September, 2006. Following a detailed review and negotiation, the ABJV Guaranteed Maximum Price ("GMP") has been agreed at $381 million for the process plant and $35.5 million for the EPC fee with commissioning in the second quarter, 2008.

In 2006, an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana Project pits at a copper price of $1.20 per pound, the Lumwana Project mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

On August 3, 2005, Equinox mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies (together "Financiers") to provide $355 million in project finance loans for the Lumwana Project, which includes $50 million in sub-ordinated debt.

Equinox has since mandated an additional $60 million in loans, expanding the total Lumwana Project debt facility to $415 million. In addition, Equinox has announced that it has mandated the asset-backed financing of the Lumwana mining fleet for a total of $133.3 million. Equinox is currently working with its Financiers towards the completion of the Lumwana Project debt financing. It is anticipated that the final approval from the Financiers for debt completion, subject to various conditions precedent, will be concluded at the end of the third quarter of 2006.

Project construction commenced during the fourth quarter of 2005, and includes commencement of dam construction for the tail and water storage facilities, completion of the key arterial roads, clearing and stripping activities on the Malundwe pit foot-print, clearing and site preparation activities for the process plant site and heavy industrial area, and provision of construction accommodation.

The Company's objective is to continue to progress and maintain the construction schedule utilizing funds at hand. Following debt completion, it is expected that there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements and any requirements for additional capital and hedging. Offtake negotiations with respect to concentrate placement are at an advanced stage with several parties.

OTHER EXPLORATION PROJECTS

Equinox's exploration strategy comprises:

(i) Copperbelt-style copper-cobalt mineralization in Zambia, both in the Zambian Copperbelt region and in the North Western Province around Lumwana;

(ii) Archaean nickel sulphide mineralization of the Kambalda-style in the Yilgarn Province of Western Australia;

(iii) Epithermal gold and base metal mineralization in Peru through its investment in Alturas Minerals Corp.; and

(iv) Iron Oxide Copper-Gold mineralization in South Australia, North Queensland and Zambia.

CONSOLIDATED CAPITALIZATION

Since December 31, 2005, Equinox has issued (a) 22,153,125 common shares pursuant to an over-allotment option granted in connection with the Company's public offering on December 20, 2005; (b) 9,227,777 common shares under a private placement completed on April 3, 2006; and (c) 10,833,980 common shares under a private placement completed on June 30, 2006. There have been no other material changes in the Company's share or loan capital, on a consolidated basis, since December 31, 2005. The following table sets forth the consolidated capitalization of Equinox as at the dates indicated before and after giving effect to the Offering. This table should be read in conjunction with the

consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this prospectus.

	Outstanding as at December 31, 2005	Outstanding as at June 30, 2006	Outstanding as at June 30, 2006 after giving effect to this Offering[1]
Long Term Debt[2]	$ 8,291,150	$ 8,785,700	$ 8,785,700
Shareholders' Equity			
Common Shares	$162,940,552	$207,321,738	$298,806,738[3]
(authorized: unlimited)	(317,113,253 shares)	(359,328,135 shares)	(434,328,135 shares)[4]
Retained Earnings (Deficit)	$(18,691,808)	$(30,016,903)	$(30,016,903)
Contributed Surplus	$ 3,076,695	$ 16,654,647	$ 16,654,647
Cumulative Translation Adjustments	$ (12,341)	$ (12,341)	$ (12,341)
TOTAL CAPITALIZATION	$155,604,248	$202,732,841	$294,217,841

Notes:

(1) Canadian dollar proceeds of the Offering have been converted into US dollars at the noon exchange rate on June 30, 2006 as reported by the Bank of Canada which was Cdn$1.00 equals US$0.8969.

(2) The Euro based concessional loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(3) After deducting Underwriters' Fee (defined below) of $2,765,000 and the expenses of the Offering which are estimated at $400,000.

(4) Does not include shares issuable under Equinox's Stock Option Plan and 12,332 common shares issued on August 29, 2006 pursuant to the exercise of options granted under such plan.

USE OF PROCEEDS

Excluding expenses of the Offering, the estimated net proceeds received by Equinox from this Offering will be approximately Cdn$102,235,000 ($92,062,600). Equinox intends to use the net proceeds of the Offering as follows:

	$ Millions
Development Costs of the Lumwana Copper Project	$ 89.7
General Working Capital	$ 2.0
Expenses of the Offering	$ 0.4
TOTAL:	$ 92.1

Although Equinox intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in Equinox's mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

Under an agreement dated August 30, 2006 as amended and restated on September 13, 2006 (the "Underwriting Agreement") between Equinox and the Underwriters, Equinox has agreed to sell and the Underwriters have agreed to purchase on the Closing Date (as defined herein) the Common Shares at a price of Cdn$1.40 per Common Share for an aggregate consideration of Cdn$105,000,000, payable in cash against delivery of certificates representing the Common Shares. The TSX has conditionally approved the listing of the Common Shares to be distributed pursuant to the Offering. Listing will be subject to Equinox fulfilling all of the listing requirements of the TSX on or before November 28, 2006. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any

of the Common Shares are purchased under the Underwriting Agreement. The Offering Price per Common Share was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, Equinox has agreed to pay a commission to the Underwriters (the "Underwriters' Fee") (i) equal to 4.50% of the gross proceeds of the Offering except in respect of Common Shares sold to the Significant Investor, and (ii) equal to 0.50% of the gross proceeds of the Common Shares sold to the Significant Investor as part of the Offering. In connection with the distribution of the Common Shares, the Underwriters may engage in market stabilization activities.

Subscriptions for Common Shares offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on September 15, 2006 or such other date as the Company and the Underwriters shall agree (the "Closing Date"), but no later than September 29, 2006, and that certificates representing the Common Shares will be issued on the Closing Date.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Equinox common shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Equinox common shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Common Shares offered hereby have not been and will not be registered under the 1933 Act, or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Common Shares may not be offered or sold within the United States except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the 1933 Act.

Equinox has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

Equinox has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Equinox common shares or securities convertible into, exchangeable for or otherwise exercisable into Equinox common shares for a period of 60 days following the Closing Date without the prior written consent of the Underwriters, other than (i) the Common Shares offered pursuant to this short form prospectus; (ii) options and common shares issued pursuant to the Company's stock option plan; (iii) in connection with acquisitions; (iv) any project finance requirements; and (v) under any existing agreement or instruments already entered into, issued or authorized by the Company.

DESCRIPTION OF SHARE CAPITAL

Equinox is authorized to issue an unlimited number of common shares. As at September 12, 2006, Equinox had 359,340,467 Common Shares and CDIs issued and outstanding.

Description of Common Shares

The holders of Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System ("CHESS") in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd. ("CDN"), a wholly-owned subsidiary of ASX. The main difference between holding CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying common shares instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and to receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holders of the Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 75,000,000 Common Shares. (See "Description of Share Capital — Description of Common Shares".) Modifications to the rights, privileges, restrictions and conditions attached to the Common Shares (including the creation of another class of shares that ranks prior to or on a parity with the Common Shares) requires an affirmative vote of not less than two thirds of the votes cast at a meeting of the holders of common shares of the Company.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Lumwana Project at Development Stage

The Lumwana Project is at the initial development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Lumwana Project will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently

anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. There is no assurance that this trend will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, although still representing a potentially important factor. Copper and cobalt prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. There is no guarantee that the Company will be able to negotiate such offtake contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for a substantial portion of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project. The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company will require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain requirement financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and

development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in the Equinox AIF in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 16 years based only on proven and probable mineral reserves.

Commodity Hedging

Currently Equinox does not have a policy to hedge future metal sales but will develop such a strategy as part of project financing. If put into place, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, cobalt and sulphuric acid prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Key Personnel

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The development of the Lumwana Project will require a major expansion of the Equinox operating team. There is no assurance that the company will be able to attract and retain personnel in the operations team.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. Although a power line has been completed from the Copperbelt to Solwezi, this power line will need to be extended to Lumwana. This infrastructure is imperative for the success of the Project and, although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents a significant portion of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

INTEREST OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this short form prospectus based upon the Technical Report prepared by Ausenco, Golder, IRF and Knight Piésold and their respective employees. The Technical Report provides an independent technical review of the mineral resources, reserves, and development of the Lumwana Project. The Technical Report was prepared by Matt Langridge, General Manager, Projects and Construction, and Michael Davis, Manager Process, Ausenco, Ross Bertinshaw, Principal of Golder, Tim Miller, Director of IRF and Robert Hanbury, Associate Director of Knight Piésold all of whom, other than Mr. Langridge, are "Qualified Persons" as such term is defined in National Instrument 43-101. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

Certain legal matters in connection with this distribution have been passed upon on behalf of Equinox by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of Equinox.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Equinox are PricewaterhouseCoopers LLP, independent chartered accountants, located at Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario M5K 1G8.

Equinox's registrar and transfer agent for its common shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth Australia.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Equinox Minerals Limited (the "Company") dated September 13, 2006 relating to the issue and sale of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. Our report is dated February 28, 2006.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Toronto, Canada,

September 13, 2006

CERTIFICATE OF THE COMPANY

Dated: September 13, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CRAIG R. WILLIAMS
Chief Executive Officer

(Signed) MICHAEL J. KLESSENS
Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID V. MOSHER
Director

(Signed) BRIAN W. PENNY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 13, 2006.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.	CIBC WORLD MARKETS INC.	GMP SECURITIES L.P.
By: (Signed) PETER GROSSKOPF	By: (Signed) RICK MCCREARY	By: (Signed) MARK WELLINGS

PARADIGM CAPITAL INC.	RAYMOND JAMES LTD.
By: (Signed) ANDREW PARTINGTON	By: (Signed) DAVID GREIFENBERGER

DUNDEE SECURITIES CORPORATION

By: (Signed) ROBERT KLASSEN

EQUINOX
MINERALS LIMITED

Underwriting or Agency Agreement
(September 13, 2006)

AMENDED AND RESTATED UNDERWRITING AGREEMENT

September 13, 2006

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, Ontario
M5H 3B7

Attention: Mr. Craig R. Williams, Chief Executive Officer

Dear Sirs:

This agreement amends, restates and replaces in its entirety the Agreement dated August 30, 2006 with respect to the subject matter hereof. The undersigned, Sprott Securities Inc. ("**Sprott**"), CIBC World Markets Inc. GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd. and Dundee Securities Corporation (collectively, the "**Underwriters**"), understand that Equinox Minerals Limited (the "**Corporation**") proposes to issue and sell to the Underwriters 75,000,000 common shares of the Corporation (the "**Underwritten Shares**") subject to the terms and conditions set out below.

The Underwriters propose to distribute the Underwritten Shares in Canada pursuant to the Final Prospectus (as hereinafter defined) and in the United States and other offshore jurisdictions on a private placement basis, all in the manner contemplated by this Agreement.

Upon and subject to the terms and conditions set forth herein, the Underwriters severally, in respect of the percentages set forth in paragraph 19 of this Agreement, and not jointly, agree to act as underwriters and purchase from the Corporation, and by its acceptance hereof, the Corporation agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as hereinafter defined) at a price of $1.40 per Underwritten Share for an aggregate purchase price of $105,000,000.

To the extent that substituted purchasers purchase at the Closing Time (as hereinafter defined), the obligations of the Underwriters to do so will be reduced by the number of Underwritten Shares purchased from the Corporation by such substituted purchasers. Any reference in this Agreement to "the purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the substituted purchasers, if any.

The parties acknowledge that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) and may not be offered or sold in the United States (as hereinafter defined) except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States. Accordingly, the Corporation and each of the Underwriters agree that any offers or sales in the United States shall be conducted only in the manner specified in Schedule "A" hereof. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the Underwriters' duly registered broker-dealer affiliates in the United States (the "**U.S. Affiliates**").

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Underwritten Shares.

In consideration of the Underwriters' services to be rendered in connection with the Offering (as hereinafter defined), including the agreement of the Underwriters to: (a) purchase the Underwritten Shares and to offer them to the public pursuant to the Prospectus (as hereinafter defined); (b) arrange for

substituted purchasers; or (c) act as placement agent for the Underwritten Shares in the United States, the Corporation shall pay to the Underwriters at Closing (as hereinafter defined) a cash commission (the "**Commission**") equal to (i) 4.5% of the gross proceeds realized by the Corporation in respect of the sale of Underwritten Shares to purchasers other than to the Significant Investor (as hereinafter defined) and (ii) 0.5% in respect of the sale of Underwritten Shares to the Significant Investor (to a maximum of 35,000,000 Underwritten Shares). The obligation of the Corporation to pay the Commission shall arise at the Closing Time (as hereinafter defined) against payment for the Underwritten Shares and the Commission shall be fully earned by the Underwriters at that time.

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"**Agreement**" means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

"**ASX**" means the Australian Stock Exchange;

"**Business Day**" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada;

"**Canadian Securities Regulators**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

"**Claim**" shall have the meaning ascribed thereto in subparagraph 15(b);

"**Closing**" means the completion of the issue and sale by the Corporation and the purchase by the Underwriters on the Closing Date of the Underwritten Shares as contemplated by this Agreement;

"**Closing Date**" means September 20, 2006 or such other date as the Corporation and Sprott may agree in writing, but not later than October 5, 2006;

"**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and Sprott may agree;

"**Common Shares**" means the common shares of the Corporation, which the Corporation is authorized to issue as constituted on the date hereof;

"**Corporation's Auditors**" means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

"**Documents Incorporated by Reference**" means all financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus and/or the Final Prospectus, as applicable;

"**Eligible Issuer**" means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

"**Engagement Letter**" means the letter agreement dated August 24, 2006 between the Corporation and Sprott relating to the Offering;

"Equinox Resources" means Equinox Resources Limited, a corporation existing under the laws of Australia;

"Final Prospectus" means the (final) short form prospectus (in both the English and French languages unless the context indicates otherwise), in each case including all of the Documents Incorporated By Reference, prepared by the Corporation and relating to the distribution of the Underwritten Shares and for which an MRRS decision document has been issued by the Ontario Securities Commission on its own behalf and on behalf of each of the other Canadian Securities Regulators;

"Financial Information" has the meaning ascribed thereto in subparagraph 4(a)(iv);

"Financial Statements" means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors' report on such statements;

"**Indemnified Party**" has the meaning ascribed thereto in subparagraph 15(b);

"Lumwana Project" means the Lumwana copper-cobalt project of the Corporation located in Zambia;

"Lumwana Technical Report" means the amended technical report entitled "*Lumwana Copper Project North West Province, Republic of Zambia*" dated August 2006 by Matt Langridge of Ausenco Ltd., Ross Bertinshaw of Golder Associates Pty Ltd., Tim Miller of Investor Resources Limited and Robert Hanbury of Knight Piésold Pty Ltd.;

"Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole, whether or not arising in the ordinary course of business of such entity;

"Material Subsidiary" means each of Equinox Resources Limited, Equinox Overseas Pty Ltd., Equinox Africa Limited and Equinox Copper Ventures Limited;

"MI 11-101" means Multilateral Instrument 11-101 – *Principal Regulator System* adopted by certain members of the Canadian Securities Regulators and its related memorandum of understanding;

"Mining Rights" shall have the meaning ascribed thereto in subparagraph 7(a)(vi);

"misrepresentation", **"material fact"**, "**material change**", **"affiliate"**, **"associate"**, and "**distribution**" shall have the respective meanings ascribed thereto in the *Securities Act* (Ontario);

"Mutual Reliance Procedures" means the mutual reliance review system procedures provided for under NP 43-201 and MI 11-101;

"**NI 44-101**" means National Instrument 44-101 - *Short Form Prospectus Distributions*;

"NP 43-201" means National Policy 43-201 – *Mutual Reliance Review System for Prospectuses and Annual Information Forms* adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"Offering" means the issuance and sale of the Underwritten Shares pursuant to this Agreement;

"Offering Documents" has the meaning ascribed thereto in subparagraph 5(a)(iii);

"Person" shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

"Preliminary Prospectus" means the short form preliminary prospectus (in both the English and French languages unless the context indicates otherwise) to be dated on or about August 30, 2006 prepared by the Corporation relating to the distribution of the Underwritten Shares, in each case including all of the Documents Incorporated By Reference;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Qualifying Jurisdictions" means, collectively, all of the provinces and territories in Canada;

"Securities Laws" means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions, Australia and the United States and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

"Securities Regulators" means, collectively, the TSX, ASX and the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions, Australia and the United States, as the case may be;

"Selling Firm" has the meaning ascribed thereto in paragraph 3(a);

"Significant Investor" means a purchaser designated by the Corporation as a "Significant Investor" under this Agreement and agreed to by Sprott on behalf of the Underwriters, acting reasonably;

"Standard Listing Conditions" has the meaning ascribed thereto in subparagraph 4(a)(viii);

"subsidiary" shall have the meaning ascribed thereto in the *Canada Business Corporations Act*;

"Subsidiary" means each of the wholly-owned subsidiaries of the Corporation set out in the Prospectus under the heading "Intercorporate Relationships";

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Underwritten Shares thereunder;

"TSX" means the Toronto Stock Exchange;

"Underwriters' Personnel" shall have the meaning ascribed thereto in subparagraph 15(a);

"United States" means the United States of America as defined in Regulation S under the U.S. Securities Act;

"**U.S. Affiliate**" means a duly registered U.S. broker-dealer affiliate of an Underwriter;

"U.S. Private Placement Memorandum" has the meaning ascribed thereto in paragraph 4(a)(viii); and

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

TERMS AND CONDITIONS

1. **Compliance With Securities Laws.** The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that the Corporation has prepared and filed the Preliminary Prospectus and has obtained pursuant to the Mutual Reliance Procedures an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Preliminary Prospectus and other related documents in respect of the proposed distribution of the Underwritten Shares. The Corporation has prepared and will promptly, in any event no later than September 13, 2006 or such later date as may be agreed to between the Corporation and the Underwriters, use its best efforts to file the Final Prospectus and obtain pursuant to the Mutual Reliance Procedures an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Final Prospectus in accordance with NP 43-201 and other related documents in respect of the proposed distribution of the Underwritten Shares.

2. **Due Diligence.** Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall have permitted the Underwriters to review each of the Preliminary Prospectus and the Final Prospectus and shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill its obligations as an underwriter under the Securities Laws of the Qualifying Jurisdictions and in order to enable it to responsibly execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by it.

3. **Distribution and Certain Obligations of the Underwriters.**

(a) The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Underwritten Shares (each, a "**Selling Firm**") to agree to, comply with the Securities Laws in connection with the distribution of the Underwritten Shares and shall offer the Underwritten Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Underwritten Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Underwritten Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Underwritten Shares and provide a breakdown of the number of Underwritten Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b) The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Underwritten Shares in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Underwritten Shares or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Underwritten Shares and will not, directly or indirectly, offer, sell or deliver any Underwritten Shares or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Underwritten Shares:

(i) in Australia, to excluded investors who are entitled to be offered and issued Underwritten Shares pursuant to section 708 of the Australian Corporations Act 2001 (Cth);

(ii) in the United States, solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any offer or sale of the Underwritten Shares in the United States will be made in accordance with Schedule "A" which forms part of this Agreement; and

(iii) in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Underwriters and/or Selling Firms offer the Underwritten Shares provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions,

in each case in accordance with the provisions of this Agreement.

(c) For the purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Underwritten Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Securities Regulators (including a decision document for the Final Prospectus issued under the Mutual Reliance Procedures) following the filing of the Final Prospectus unless otherwise notified in writing.

(d) The Corporation and the Underwriters agree that Schedule "A" to this Agreement is incorporated by reference in and shall form part of this Agreement.

(e) Notwithstanding the foregoing provisions of this paragraph 3, an Underwriter will not be liable to the Corporation under this paragraph 3 with respect to a default under this paragraph 3 or Schedule "A" by another Underwriter or another Underwriter's U.S. Affiliate, as the case may be.

4. **Deliveries on Filing and Related Matters.**

(a) The Corporation shall deliver to each of the Underwriters:

(i) at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified by the Corporation as required by the Securities Laws;

(ii) at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus in the French language signed and certified by the Corporation as required by the Securities Laws applicable in the Province of Québec;

(iii) at the Closing Time, a copy of any Supplementary Material required to be filed by the Corporation in compliance with Securities Laws;

(iv) concurrently with the filing of the French language version of the Preliminary Prospectus and the Final Prospectus with the Canadian Securities Regulators, opinions dated the date of the Preliminary Prospectus and the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, the Underwriters' counsel and the directors of the Corporation from Blake, Cassels & Graydon LLP, to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the Financial Statements and certain other financial or statistical information, including management's discussion and analysis (collectively, the "**Financial Information**") as to which no opinion need be expressed by such

counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(v) concurrently with the filing of the French language version of the Preliminary Prospectus and the Final Prospectus with the Canadian Securities Regulators, opinions dated the date of the Preliminary Prospectus and the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, their respective counsel and the directors of the Corporation from the Corporation's Auditors, as applicable, to the effect that the French language version of the Financial Information in the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(vi) concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a "long form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation's Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation's Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors' consent letter and comfort letter addressed to the Canadian Securities Regulators;

(vii) as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Underwritten Shares in the United States (the "**U.S. Private Placement Memorandum**"), and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(viii) prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Common Shares (including without limitation, the Underwritten Shares) has been approved for listing subject only to satisfaction by the Corporation of certain standard post-closing conditions imposed by the TSX (the "**Standard Listing Conditions**").

(b) ***Supplementary Material.*** The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material where translation of such Supplementary Materials into the French language is required by applicable laws, opinions and comfort letters substantially similar to those referred to in subparagraph 4(a)(iv) and, to the extent that such Supplementary Material contains any Financial Information, subparagraphs 4(a)(v) and 4(a)(vi).

(c) ***Representations as to Prospectus and Supplementary Material.*** Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i) all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters) contained in the Preliminary Prospectus or the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Underwritten Shares;

(ii) no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of the Securities Laws.

Such deliveries shall also constitute the Corporation's consent to the Underwriters' use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Underwritten Shares in the Qualifying Jurisdictions in compliance with this Agreement and the Securities Laws unless otherwise advised in writing.

(d) *Commercial Copies.* The Corporation shall:

(i) cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in the English and French language to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by oral instructions to the Corporation's financial printer of the Preliminary Prospectus and the Final Prospectus given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after compliance with applicable Securities Laws in the Qualifying Jurisdictions with respect to the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts or accept for filing, as the case may be, of any Supplementary Material; and

(ii) cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto.

(e) ***Press Releases.*** During the period commencing on the date hereof and until completion of the distribution of the Underwritten Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters' counsel prior to issuance.

5. **Material Changes.**

(a) During the period prior to the Underwriters notifying the Corporation of the completion of the distribution of the Underwritten Shares, the Corporation shall promptly inform the

Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i) any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation and its Subsidiaries taken as a whole;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii) any change in any material fact contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the "**Offering Documents**") or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Securities Laws.

(b) The Corporation will comply with Section 57 of the *Securities Act* (Ontario) and with the comparable provisions of the other Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Underwritten Shares for distribution in each of the Qualifying Jurisdictions.

(c) In addition to the provisions of subparagraphs 5(a) and 5(b) hereof, the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in subparagraphs 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subparagraph 5(a) hereof and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably.

(d) If during the period of distribution of the Underwritten Shares there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

6. **Covenants of the Corporation.** The Corporation hereby covenants to the Underwriters that the Corporation:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained pursuant to the Mutual Reliance Procedures and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(b) will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii) the institution, threatening or contemplation of any proceeding for any such purposes;

(iii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Underwritten Shares) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv) any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not a "reporting issuer", will use its reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws of each of the Qualifying Jurisdictions which have such a concept to the date which is one year following the Closing Date;

(d) except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not listed on either the TSX or the ASX, as the case may be, will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX and the CDIs on the ASX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, to the date that is one year following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSX, ASX or such other exchange or quotation system; and

(e) will use the net proceeds of the offering of Underwritten Shares contemplated herein in the manner and subject to the qualification described in the Prospectus under the heading "Use of Proceeds".

7. (a) **Representations and Warranties of the Corporation.** The Corporation represents and warrants to the Underwriters that:

(i) the Corporation and each of the Subsidiaries is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation

has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder;

(ii) all of the Corporation's subsidiaries, and its direct and indirect holdings in each one, are as set out in the Preliminary Prospectus under the heading "Intercorporate Relationships";

(iii) the Corporation does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than the Subsidiaries and Alturas Minerals Corp. and all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, in each case free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of its Subsidiaries of any interest in any of the shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(iv) the Corporation and each of its Subsidiaries or joint venture partners as disclosed in the Preliminary Prospectus holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation. In particular, without limiting the generality of the foregoing, neither the Corporation nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Preliminary Prospectus where such revocation or cancellation would have a Material Adverse Effect on the Corporation;

(v) except as disclosed in the Preliminary Prospectus, the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets thereof as described in Prospectus, and no other Mining Rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Preliminary Prospectus, none of the Corporation or any Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;

(vi) the Corporation and its Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights, recognized in the

jurisdiction in which a particular property described in the Preliminary Prospectus is located (collectively, "**Mining Rights**"), in respect of the ore bodies and minerals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Preliminary Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or the applicable Subsidiary to explore the minerals relating thereto; all property, leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on the Corporation; the Corporation and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Subsidiaries have an interest as described in the Preliminary Prospectus granting the Corporation or applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the applicable Subsidiary, with only such exceptions as do not interfere with the use made by the Corporation or the applicable Subsidiary of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary except where the failure to be so would not have a Material Adverse Effect on the Corporation. The Mining Rights in respect of the Corporation's properties, as disclosed in the Preliminary Prospectus, constitute a description of all material Mining Rights held by the Corporation and its Subsidiaries;

(vii) each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the issue and sale of the Underwritten Shares hereunder and the consummation of the transactions contemplated in this Agreement, do not and will not to the knowledge of the Corporation:

(A) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained; or (ii) such as may be required under the applicable Securities Laws and the by-laws, policies, regulations and prescribed forms of the TSX and ASX;

(B) result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(1) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or the Subsidiaries or any material indenture, agreement or instrument to which the Corporation or the Subsidiaries is a party or by which it or they are contractually bound; or

(2) any statute, rule, regulation or law applicable to the Corporation, or the Subsidiaries including, without limitation, the Securities

Laws, the rules and regulations of the TSX or ASX, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or the Subsidiaries; or

(3) any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiaries is a party or by which the Corporation or the Subsidiaries or a material portion of the assets of the Corporation or the Subsidiaries are bound, or any judgment, decree, order, statute, rule or regulation applicable to any of them; and

(C) give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(viii) none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of: (A) the purchase of any property material to the Corporation or assets or any interest therein or the sale, transfer or other disposition of any property material to the Corporation or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary;

(ix) the Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation (on a consolidated basis) as at such dates and results of operations of the Corporation (on a consolidated basis) for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since December 31, 2005;

(x) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not

constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation;

(xi) the auditors of the Corporation who audited the annual comparative consolidated financial statements for the year ended December 31, 2005 and who provided their audit report thereon are independent public accountants as required under Securities Laws of the Qualifying Jurisdictions and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 *Continuous Disclosure*) between the Corporation and any such auditor;

(xii) as at the Closing Date, except as contemplated by this Agreement and as disclosed in the Final Prospectus, no holder of outstanding shares in the capital of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(xiii) no legal or governmental proceedings or inquiries are pending to which the Corporation, or any of its Subsidiaries, is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation and its Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation and, to the best knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or its Subsidiaries or with respect to their properties;

(xiv) none of the Corporation nor its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(xv) to the best knowledge of the Corporation, each of the Corporation and the Subsidiaries is conducting its business in compliance with all applicable laws, regulations and statutes;

(xvi) the Corporation and each of its Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Corporation and its Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

(xvii) to the best knowledge of the Corporation any and all of the agreements and other documents and instruments pursuant to which the Corporation and its Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Preliminary Prospectus;

(xviii) at the Closing Time, this Agreement shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery shall constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xix) at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance and sale of the Underwritten Shares, and, upon payment therefor the Underwritten Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(xx) the Common Shares are listed and posted for trading on the TSX and can trade as CHESS Depositary Interests on the ASX;

(xxi) the Corporation is registered on the official list of the ASX;

(xxii) no order, ruling of suspending the sale or ceasing the trading in any securities of the Corporation (including the Underwritten Shares) has been issued by any Securities Regulator and is continuing in effect and no proceedings for that purpose have been instituted or, to the best knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(xxiii) the authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as at the close of business on the business day immediately preceding the date hereof, 359,340,467 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(xxiv) the Corporation has not made any loans to or guaranteed the obligations of any person other than the Subsidiaries;

(xxv) with respect to each premises of the Corporation or its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and which the Corporation or any of its Subsidiaries occupies as tenant (the "**Leased Premises**"), the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or its Subsidiaries occupies the Leased Premises is in good standing and in full force and effect;

(xxvi) the Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice;

(xxvii) there has not been in the last two years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(xxviii) to the best knowledge of the Corporation, none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Corporation or its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(xxix) the assets of the Corporation and its Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(xxx) CIBC Mellon Trust Company at its principal offices in the City of Halifax has been duly appointed as registrar and transfer agent for the Common Shares;

(xxxi) the minute books and records of the Corporation and its Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and its Subsidiaries for the periods from December 9, 2005 to the date hereof are all of the minute books and records of the Corporation and its Subsidiaries, respectively, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and its Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or any of its Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and its Subsidiaries, on a consolidated basis;

(xxxii) to the best of the Corporation's knowledge, neither the Corporation nor any of its Subsidiaries has been in material violation of, in connection with the

ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the "**Environmental Laws**") which would have a Material Adverse Effect on the Corporation;

(xxxiii) without limiting the generality of paragraph (xxxii) immediately above, the Corporation and each of its Subsidiaries, do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(xxxiv) there are no orders, rulings or directives issued, pending or, to the best of the Corporation's knowledge reasonably held, being based on due direction and enquiry of its personnel and advisors, threatened against the Corporation or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of its Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation;

(xxxv) to the best of the Corporation's knowledge, the Corporation and its Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(xxxvi) other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

(xxxvii)the definitive form of certificate representing the Common Shares is in proper form under the laws of Canada, complies with the requirements of the TSX and does not conflict with the constating documents of the Corporation;

(xxxviii) the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(xxxix) the Corporation is, and will be at the Closing Time, an Eligible Issuer and a reporting issuer under the Securities Laws in all of the Qualifying Jurisdictions; the Corporation is not in default in any material respect of any requirement of the Securities Laws of the Qualifying Jurisdictions and the Corporation is not included in a list of defaulting reporting issuers maintained by the Canadian Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since December 31, 2005 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(xl) all disclosure filings required to be made by the Corporation pursuant to Securities Laws of the Qualifying Jurisdictions have been made and such disclosure and filings were true and accurate as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(xli) the Corporation has, and to the best of the Corporation's knowledge the directors and officers of the Corporation have, answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters' due diligence investigations fully and truthfully;

(xlii) the Lumwana Technical Report was prepared, filed and certified in accordance with National Instrument 43-101-*Standards of Disclosure for Mineral Projects and Form 43-101F1 Technical* Report except in respect of (a) Section 5.0 - Disclaimer and the certificate of Ausenco Inc. which shall be modified in an acknowledgement from Ausenco Inc. to be filed with the final prospectus, and (b) the economic analysis which includes inferred resources, and in respect of which the Company shall undertake to the Canadian Securities Regulators and the Underwriters at the time of the filing of the final prospectus to update within 45 days of the final prospectus;

(xliii) the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, considered as a whole; and

(xliv) except as set out in the Preliminary Prospectus, none of the directors, officers or employees of the Corporation or the Subsidiaries, any known holder of

more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiaries.

(b) The Corporation acknowledges and agrees that for the purposes of this Section 7, the representations and warranties contained in this Section applicable to the Underwritten Shares shall apply *mutatis mutandis* to the CDIs.

(c) The Corporation further acknowledges that the Underwriters are relying upon the representations and warranties contained in this Section 7.

8. **Closing Deliveries.** The purchase and sale of the Underwritten Shares shall be completed at the Closing Time at the offices of Blake Cassels & Graydon LLP, Toronto, Ontario, or at such other place as Sprott and the Corporation may agree. At or prior to the Closing Time or the Option Closing Date, as the case may be, the Corporation shall duly and validly deliver to the Underwriters one or more certificate(s) in definitive form representing the Underwritten Shares registered in the name of "Sprott Securities Inc." or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to Closing Time, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft payable at par in the City of Toronto, of an amount equal to the aggregate purchase price for the Underwritten Shares being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with paragraph 17 hereof.

9. **Underwriters' Obligation to Purchase.** The obligation of the Underwriters to purchase the Underwritten Shares at the Closing Time shall be subject to the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by them):

(a) the Underwriters shall have received an opinion, dated the Closing Date and subject to customary qualifications, of Blake Cassels & Graydon LLP or from local counsel in Qualifying Jurisdictions other than Ontario, Québec, Alberta or British Columbia, (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation's auditors or a public official) with respect to the following matters:

(i) as to the incorporation and subsistence of the Corporation under the laws of Canada and as to the corporate power of the Corporation to carry out its obligations under this Agreement, and to issue the Underwritten Shares;

(ii) as to the authorized and issued capital of the Corporation;

(iii) that the Corporation has taken all necessary corporate action to authorize the execution and delivery of this Agreement and this Agreement constitutes a legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms.

(iv) that the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of the articles, by-laws or resolutions of the board of directors or the shareholders of the Corporation.

(v) that the Underwritten Shares have been validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(vi) the Underwritten Shares have been duly authorized and validly allotted and issued by the Corporation to the Underwriters and such Underwritten Shares are outstanding as fully paid and non-assessable shares;

(vii) the attributes of the Underwritten Shares conform in all material respects with the description thereof contained in the Final Prospectus;

(viii) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the Final Prospectus and the filing of such documents as are required under the Securities Laws in each of the Qualifying Jurisdictions;

(ix) no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement and the performance of its obligations hereunder, except for such as have been made or obtained;

(x) all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled under Securities Laws of the Qualifying Jurisdictions to qualify the issuance or distribution and sale of the Underwritten Shares to the public in each of the Qualifying Jurisdictions and to permit the issuance, sale and delivery of such Underwritten Shares to the public through dealers registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(xi) the Underwritten Shares will, as of the date they are issued, be "qualified investments" under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans;

(xii) the form of share certificate representing the Underwritten Shares has been duly approved and adopted by the Corporation and complies in all material respects with the constating documents of the Corporation, the *Canada Business Corporations Act* and the requirements of the TSX;

(xiii) that the Underwritten Shares have been conditionally approved for listing on the TSX subject only to the Standard Listing Conditions;

(xiv) that CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares; and

(xv) as to such other matters as the Underwriter's legal counsel may reasonably request prior to the Closing Time;

(b) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, of Blake Cassels & Graydon LLP, addressed to the Underwriters regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, other than with respect to Financial Information therein, and certificates representing the Underwritten Shares) to be delivered to purchasers in Québec;

(c) the Underwriters shall have received a legal opinion addressed to the Underwriters from Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of the Underwritten Shares are not required to be registered under the U.S. Securities Act;

(d) the Underwriters shall have received a legal opinion addressed to the Underwriters from Clayton Utz, Australian counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of the Underwritten Shares to qualified purchasers will be an excluded offer in Australia for the purposes of the *Corporations Act (Cth) 2001*;

(e) the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Underwriters' counsel in form and substance satisfactory to the Underwriters' counsel, acting reasonably, dated the Closing Date from counsel to the Corporation in Australia and Zambia, as applicable, as to the incorporation and subsistence of the Material Subsidiaries, the corporate power and authority of the Material Subsidiaries to carry on its business as presently carried on and to own its assets and as to the registered ownership of the issued and outstanding securities of the Material Subsidiaries;

(f) the Corporation will have caused an updated title opinion to be delivered by local counsel in Zambia in respect of the Lumwana Project in form and substance satisfactory to the Underwriters, acting reasonably;

(g) the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(h) the Underwriters shall have received a certificate, dated the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i) the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares in the

Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

(iii) the articles and by-laws of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv) the minutes or other records of various proceedings and actions of the Corporation's Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v) since the date of the Final Prospectus, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation and the Subsidiaries taken as a whole; and

(vi) none of the documents filed with applicable securities regulatory authorities since December 31, 2005 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected;

(i) the Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Corporation's auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 4(a)(vi) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters;

(j) the Underwritten Shares shall have been approved for listing on the TSX, subject only to the official notices of issuance and fulfilment of the Standard Listing Conditions;

(k) the Underwriters shall have conducted all due diligence inquiries and investigations and not identified any material adverse charges or misrepresentations or any items materially adversely affecting the Corporation's affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(l) the Underwriters shall have received a certificate of status in respect of the Corporation;

(m) the Underwriters shall have received certificates, issued under the Securities Laws of the Qualifying Jurisdictions stating that the Corporation is not in default under such Securities Laws; and

(n) the Underwriters shall have received a certificate from CIBC Mellon Trust Company as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date.

10. **Restrictions on Further Issues or Sales**. During the period commencing the date of the Engagement Letter and ending on the day which is 60 days following the Closing Date, the Corporation shall not, (and, for greater certainty, shall not publicly announce any intention to do any of the following) without the prior written consent of Sprott on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed: (i) issue any Common Shares, CDIs or financial instruments convertible or exchangeable into Common Shares or CDIs (collectively "**Equity Securities**") or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, where any such swap or other arrangement may be

settled by delivery of Common Shares or other securities, in cash or otherwise, other than: (i) the issue of the Underwritten Shares pursuant to this Agreement; (ii) the issue of CDIs pursuant to this Agreement; (iii) the grant or exercise of stock options pursuant to the stock option plan of the Corporation; (iv) in connection with acquisitions; (v) in connection with any project finance requirements; or (vi) under any agreement or instruments already entered into, issued or authorized by the Corporation as at the date hereof.

11. **All Terms to be Conditions.** The Corporation agrees that the conditions contained in paragraph 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in paragraph 9 shall entitle each of the Underwriters to terminate its obligation to purchase the Underwritten Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

12. **Termination Events.** The Underwriters may terminate their obligations on or before Closing if:

(a) there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Corporation; or

(b) there shall have occurred any change in the Securities Laws of any Qualifying Jurisdiction or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof, any statute of the United States or any state thereof, any statute of Australia or any state or territory thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Corporation),

which, in the opinion of the Underwriters, prevents or restricts trading in or the distribution of the Common Shares or materially adversely affects or might reasonably be expected to materially adversely affect the market price or value of the Common Shares or CDIs;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence, catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole;

(d) a cease trading order is made by any securities commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and Underwriters and such cease trading order is not rescinded within 48 hours; or

(e) if the Corporation fails to obtain the approval of the TSX for the listing of the Underwritten Shares.

The Underwriters shall be entitled, to terminate and cancel their obligations to the Corporation hereunder by written notice to that effect given to the Corporation prior to the Closing.

13. **Exercise of Termination Right.** If this Agreement is terminated by any of the Underwriters pursuant to paragraph 12, there shall be no further liability to the Corporation on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have

arisen or may thereafter arise under paragraphs 15, 16 and 17. The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under paragraph 12 shall not be binding upon the other Underwriters.

14. **Survival of Representations and Warranties.** All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Underwritten Shares and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Underwritten Shares or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of: (i) the date that is two years following the Closing Date, and (ii) the latest date under applicable Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material. The Underwriters will be entitled to rely on the representations and warranties of the Corporation contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

15. (a) **Indemnity.** The Corporation shall indemnify and save harmless each of the Underwriters and their respective directors, officers, employees, shareholders and agents (collectively, "**Underwriters' Personnel**"), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(i) any information or statement (except any information or statement relating solely to the Underwriters) contained in the Preliminary Prospectus or Final Prospectus, together with any and all amendments thereto required to be filed, or documents incorporated by reference therein (collectively, the "**Offering Documents**"), which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the *Securities Act* (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in the Offering Documents (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares or CDIs or any of them in the Qualifying Jurisdictions, any state of the United States or any state or territory of Australia;

(iv) the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable securities laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) a material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder,

and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Corporation shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding. Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(b) **Notification of Claims.** If any matter or thing contemplated by subparagraph 15(a) any such matter or thing being referred to as a "**Claim**") is asserted against any party in respect of which indemnification is or might reasonably be considered to be provided (an "**Indemnified Party**"), such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission or delay so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission or delay so to notify the Corporation of any actual claim shall affect the Corporation's liability only to the extent that it is prejudiced by that omission or delay) and the Corporation shall be entitled (but not required) to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(c) **Right of Indemnity in Favour of Others.** With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this paragraph 15 and paragraph 16 in trust for and on behalf of such Indemnified Party.

(d) **Retaining Counsel.** In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable time of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any added third party) include both the Indemnified Party and the Corporation

and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of potential or actual differing interests of those represented; in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party.

(e) **Applicability.** The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-applicable shall determine that such losses, expenses, claims, damages or liabilities to which the Indemnified Party may be subject were caused by the negligence, wilful misconduct or bad faith of the Indemnified Party.

16. (a) **Contribution.** In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 15 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this section) and all losses (other than loss of profits) of a nature contemplated in paragraph 15 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Underwritten Shares and the Corporation is responsible for the balance. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, wilful misconduct or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, wilful misconduct or gross negligence. The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

(b) **Right of Contribution in Addition to Other Rights.** The rights to contribution provided in this paragraph 16 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution.** In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 16(a) or (b) above, as the case may be; and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement,

(iii) and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter's portion of the underwriting fee actually received from the Corporation under this Agreement.

(d) **Notice.** If the Underwriters have reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this paragraph.

17. **Expenses.** The Corporation shall pay all expenses and fees in connection with the offering of Underwritten Shares contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Underwritten Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Underwritten Shares, the fees and expenses of the Corporation's counsel and of local counsel to the Corporation, the reasonable fees and expenses of the auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Underwritten Shares, all costs incurred related to road shows and marketing activities, filing fees and all reasonable expenses and fees incurred by the Underwriters and the reasonable fees and disbursements of the Underwriters' counsel (to a maximum of $80,000 exclusive of disbursements and applicable taxes), whether or not the Offering is completed.

18. **Advertisements.** The Corporation acknowledges that the Underwriters shall have the right, subject always to subparagraphs 1(a) and (c) of this Agreement, at their own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Underwritten Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Underwritten Shares shall be offered and sold being unavailable in respect of the sale of the Underwritten Shares to prospective purchasers.

19. **Underwriters' Obligations.** The Underwriters' obligations under this Agreement shall be several and not joint, and the Underwriters' respective obligations and rights and benefits hereunder shall be as to the following percentages:

Sprott Securities Inc.	-	25%
CIBC World Markets Inc.	-	25%
GMP Securities L.P.	-	25%
Paradigm Capital Inc.	-	10%
Raymond James Ltd.	-	10%
Dundee Securities Corporation	-	5%

If an Underwriter (a "**Refusing Underwriter**") shall not complete the purchase and sale of the Underwritten Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "**Continuing Underwriters**") shall be entitled, at their option, to purchase all but not less than all of the Underwritten Shares which would otherwise have been purchased by such Refusing Underwriter *pro rata* according to the number of Underwritten Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Underwritten Shares pursuant to the foregoing:

(a) the Continuing Underwriters shall not be obliged to purchase any of the Underwritten Shares that any Refusing Underwriter is obligated to purchase; and

(b) the Corporation shall not be obliged to sell less than all of the Underwritten Shares,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of paragraphs 15, 16 and 17 hereof. Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Underwritten Shares.

20. **Underwriters' Authority.** The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by Sprott who shall represent the Underwriters and have authority to bind the Underwriters hereunder.

21. **Notices.** Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed as follows:

(a) If to the Corporation, to:

Equinox Minerals Limited
50 Kings Park Road
West Perth WA 6005
Australia

Fax: 61 8 9324 1195
Attention: Craig R. Williams, Chief Executive Officer

with a copy (for information purposes only and not constituting notice) to:

Blake, Cassels & Graydon LLP
7th Floor, 10 Lloyd's Avenue
London, England
EC3N 3AX
United Kingdom

Fax: 44 20 7680 4646
Attention: David Glennie

(b) If to the Underwriters, to:

Sprott Securities Inc.
Suite 2800, South Tower
Royal Bank Plaza,
200 Bay Street
Toronto, Ontario M5J 2J2

Attention: Jeff Kennedy
Telecopier No.: (416) 943-6496

CIBC World Markets Inc.
BCE Place, 161 Bay Street, 7th Floor
Toronto, ON M5J 2S8

Attention: Richard G. McCreary, Managing Director

Fax: 416-594-8848

With a copy to: Robert J. Richardson, Vice President, Legal
Fax: 416-304-4573

GMP Securities L.P.
Suite 1100, 145 King Street West
Toronto, Ontario M5H 1J8

Attention: Mark Wellings
Telecopier: (416) 943-6160

Paradigm Capital Inc.
Suite 2101, 95 Wellington Street West
Toronto, Ontario M5J 2N7

Attention: Andrew Partington
Telecopier No.: (416) 361-0679

Raymond James Ltd.
5300-40 King Street West
Scotia Plaza, P.O. Box 415
Toronto, Ontario M5H 3Y2

Attention: David Greifenberger
Telecopier No.: (416) 777-7114

Dundee Securities Corporation
Suite 3424, 1055 Dunsmuir St.
Vancouver, BC V7X 1K8

Attention: Richard Cohen
Telecopier No.: (604) 647-0358

with a copy (for information purposes only and not constituting notice) to:

Heenan Blaikie LLP
Suite 2600, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2J4

Fax: (416) 360-8425
Attention: Kevin G. Rooney

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

22. **Time of the Essence.** Time shall, in all respects, be of the essence hereof.

23. **Canadian Dollars.** All references herein to dollar amounts are to lawful money of Canada.

24. **Headings.** The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

25. **Singular and Plural, etc.** Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

26. **Entire Agreement.** This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

27. **Severability.** If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

28. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Corporation and the Underwriters irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement and the transactions contemplated hereby ("**Proceedings**") and, for these purposes, each of them irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

29. **Successors and Assigns.** The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

30. **Further Assurances.** Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

31. **Effective Date.** This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

32. **Counterparts and Facsimile Copies.** This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

SPROTT SECURITIES INC.

Per:

"Peter Grosskopf"
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:

"Rick McCreary
Authorized Signing Officer

GMP SECURITIES L.P.

Per:

"Mark Wellings"
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:

"Andrew Partington"
Authorized Signing Officer

RAYMOND JAMES LTD.

Per:

"Graham Fell"
Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per:

"Robert Klassen"
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 13th day of September, 2006.

EQUINOX MINERALS LIMITED

Per: *"Craig Williams"*
Authorized Signing Officer

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A" and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Underwritten Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Underwritten Shares;

(b) "**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(d) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1),(2),(3) and (7) of Regulation D;

(e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "**SEC**" means the United States Securities and Exchange Commission;

(h) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S; and

(i) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters and its respective U.S. Affiliate acknowledges that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each of the Underwriters and the U.S. Affiliates represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Underwritten Shares forming part of its allotment described in section 19 of the Underwriting Agreement except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 11 below. Accordingly, neither the Underwriter nor its U.S. Affiliate nor any persons acting on its behalf has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Underwritten Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Underwritten Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule "A" applicable to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Underwritten Shares in the United States shall be made through a U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements.

4. In connection with offers and sales of Underwritten Shares in the United States no form of General Solicitation or General Advertising shall be used.

5. Any offer, sale or solicitation of an offer to buy Underwritten Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Each offeree in the United States shall be provided, prior to time of purchase of any Underwritten Shares, with a copy of the U.S. Placement Memorandum attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer or sale of the Underwritten Shares in the United States.

7. It will offer the Underwritten Shares in the United States only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe that each offeree is an Institutional Accredited Investor.

8. Each purchaser in the United States shall purchase Underwritten Shares in an aggregate amount, and, if such purchaser is purchasing for the account of another Institutional Accredited Investor, each such other Institutional Accredited Investor shall purchase Underwritten Shares in an aggregate amount, of not less than US$100,000.

9. Prior to any sale of Underwritten Shares in the United States, it shall cause each U.S. purchaser thereof to execute a Purchaser's Letter in the form attached hereto as Appendix I.

10. At least one business day prior to the Closing Time, the transfer agent will be provided with a list of all purchasers of the Underwritten Shares in the United States.

11. At closing, Sprott Securities Inc. and Sprott Securities (U.S.A.) Limited, on behalf of itself and each of the other Underwriters and their respective U.S. Affiliates, will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Underwritten Shares in the United States.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Underwritten Shares.

2. The Corporation is not, and as a result of the sale of the Underwritten Shares contemplated hereby will not be, an "investment company" as defined in the *United States Investment Company Act of 1940*, as amended.

3. Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Underwritten Shares to a person in the United States; or (B) any sale of Underwritten Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. Neither it nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Underwritten Shares, or has taken or will take any action that would cause the exemption afforded by Regulation S to be unavailable for offers and sales of the Underwritten Shares pursuant to this Agreement.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Underwritten Shares in the United States.

6. Except with respect to offers and sales of common shares outside the United States in accordance with Rule 903 under Regulation S and the offer and sale of the Underwritten Shares offered hereby, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Corporation's securities of the same or similar class to that of the Underwritten Shares in the United States

7. For as long as any of the Underwritten Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Underwritten Shares, or to any prospective purchaser of such Underwritten Shares designated by such holder, upon the request of

such holder or prospectus purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

APPENDIX I TO SCHEDULE "A"

FORM OF U.S. PURCHASER'S LETTER

____________, 2006

U.S. Purchaser's Letter

Sprott Securities (U.S.A.) Limited
c/o Sprott Securities Inc.
Suite 2800, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2J2

Re: Purchase of Common Shares of Equinox Minerals Limited

Ladies and Gentlemen:

In connection with its agreement to purchase common shares ("Common Shares") of Equinox Minerals Limited (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

it is authorized to consummate the purchase of the Common Shares;

(1) it understands that the Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any applicable state securities laws and that the offer and sale of Common Shares to it is being made in reliance on an exemption to institutional "accredited investors" (as such term is defined on Annex A hereto, "Institutional Accredited Investors");

(2) it has received a copy, for its information only, of the Canadian Final Short Form Prospectus, together with a U.S. placement memorandum, relating to the offering in the United States of the Common Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Common Shares;

(3) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and is able to bear the economic risks of such investment;

(4) it is an Institutional Accredited Investor or, if the Common Shares are to be purchased for one or more accounts ("investor accounts") for which it is acting as a fiduciary or agent, each such investor account is an Institutional Accredited Investor on a like basis;

(5) it is acquiring the Common Shares for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States securities laws or applicable state securities laws;

(6) it acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(7) it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, such Common Shares may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in accordance with (A) Rule 144A under the U.S. Securities Act to a person the seller reasonably believes is a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act), that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws;

(8) it understands and acknowledges that upon the original issuance of the Common Shares and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO EQUINOX MINERALS LIMITED (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER OR (2) THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION,

IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT." THE COMPANY'S REGISTRAR AND TRANSFER AGENT MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THE SECURITIES BY THE HOLDER HEREOF.;

provided, that if securities are being sold under paragraph 7(ii) above, and provided that the Corporation is a Foreign Issuer at the time of sale, any such legend may be removed by providing a declaration to CIBC Mellon Trust Company., as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Corporation may prescribe from time to time) and, if required by the registrar and transfer agent, an opinion of counsel of recognized standing reasonably satisfactory to the registrar and transfer agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act.; and provided further, that, if any such securities are being sold under paragraph (h)(iii) above, the legend may be removed by delivery to CIBC Mellon Trust Company and the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(9) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(10) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(11) it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(12) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares; and

(13) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the Underwriters and their respective U.S. Affiliates in determining its eligibility to purchase the Common Shares.

By this letter the undersigned and the U.S. Underwriter represents and warrants that the foregoing representations and warranties are true at the Closing Time with the same force and effect as if they had been made by it at the Closing Time and that they shall survive the purchase by it of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Common Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Registration of the certificate(s) representing the Common Shares should be made as follows (if space is insufficient, attach a list):

Name: ______________________________

Address: ______________________________

____

Number of Common Shares Purchased: ______________________________

Total Purchase Price: ______________________________

A certified cheque or bank draft in the amount set forth above accompanies this letter or other acceptable payment arrangements have been made.

The certificate(s) representing the securities underlying Common Shares should:

* ☐ be mailed by registered mail to the registered holder(s) at the address set forth in the prior paragraph; or

* ☐ be made available to be picked up at the principal office of the Corporation's Registrar and Transfer Agent in the City of Toronto, Ontario.

*Please check one box, failing which such certificate will be mailed by registered mail to the registered holder(s) as described above.

Dated: ______________________ ______________________________

By: ______________________________
Name:
Title:

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: CIBC MELLON TRUST COMPANY
as registrar and transfer agent
for Common Shares of
EQUINOX MINERALS LIMITED
c/o CIBC Mellon Trust Company
320 Bay Street P.O. Box 1
Toronto, Ontario, Canada
M5H 4A6

The undersigned (a) acknowledges that the sale of the securities of EQUINOX MINERALS LIMITED (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ____________________ ____________________________
Name of Seller

By:____________________________
Name:
Title:

APPENDIX II

TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of common shares (the "Common Shares") of Equinox Minerals Limited (the "Corporation"), with U.S. institutional accredited investors (the "U.S. Private Placees") pursuant to U.S. Purchaser's Letters and pursuant to an underwriting agreement (the "Underwriting Agreement") dated September 13, 2006 among the Corporation and the underwriters named therein (the "Underwriters"), the undersigned, Sprott Securities Inc. ("SSI"), and Sprott Securities (U.S.A.) Limited, the U.S. registered broker-dealer affiliate of SSI, on behalf of itself and each of the other Underwriters and their respective U.S. Affiliates, hereby certify as follows:

(i) each U.S. Affiliate of each Underwriter is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Common Shares in the United States were made only through the U.S. Affiliates and to a maximum of 50 institutional "accredited investors" (as defined below) and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. private placement memorandum (the "U.S. Placement Memorandum"), including the Canadian final short form prospectus relating to the offering of the Common Shares and no other written material was used in connection with the offer and sale of the Common Shares in the United States;

(iv) immediately prior to transmitting the U.S. Placement Memorandum, including the Canadian final short form prospectus relating to the offering of the Common Shares to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" as defined in Rule 501(a)(1),(2),(3) or (7) of Regulation D (an "Institutional Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each U.S. Private Placee purchasing Common Shares from us is an Institutional Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States;

(vi) the offering of the Common Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Common Shares in the United States we caused each U.S. Private Placee to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of September, 2006.

SPROTT SECURITIES INC.	**SPROTT SECURITIES (U.S.A.) LIMITED**
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

EQUINOX MINERALS LIMITED

ARBN 108 066 986

September 14, 2006

Equinox Files Final Short Form Prospectus in Cdn$105 million Equity Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") announced today that in respect of its previously announced Cdn$105 million equity financing (the "Offering") (see EQN release dated August 24, 2006), the Corporation and its syndicate of underwriters, with whom the Corporation has an underwriting agreement, have filed a final short form prospectus with the securities regulators in all of the provinces and territories of Canada for the purpose of qualifying the common shares issuable in connection with the Offering for distribution to the public.

Under the terms of the underwriting agreement, as amended, the syndicate co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters") will purchase from the Corporation a total of 75 million common shares of the Corporation ("Shares") at a price of Cdn$1.40 per Share for gross proceeds of Cdn$105 million.

The Offering is anticipated to close on or about September 20, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, Australian Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Project in Zambia and for general working capital purposes.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

September 20, 2006

Equinox Announces Completion of Cdn$105 million (Aus$123.8 million) Capital Raising

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce the successful closing of its Canadian public offering (the "Offering") (see EQN release dated August 24, 2006), being the new issue and listing of 75,000,000 Common Shares at a price of Cdn$1.40 per share for total gross proceeds of Cdn$105 million (Aus$123.8 million) pursuant to a final short form prospectus dated September 13, 2006 filed with the securities regulators in all of the provinces and territories of Canada.

A syndicate co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters") acted as underwriters in connection with the equity offering.

The Corporation gives ASX notice pursuant to Section 708A(5)(e) of the Corporations Act that the Common Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act. The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Project in Zambia and for general working capital purposes.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

September 20, 2006

Item 3 News Release

A news release in respect of the material change was issued on September 20, 2006 through the facilities of CCNMatthews and subsequently filed on SEDAR and is attached hereto as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited ("Equinox") announced that it had closed its Canadian public offering as announced on August 24, 2006. The offering consisted of the new issue and listing of 75,000,000 Common Shares at a price of Cdn$1.40 per share for total gross proceeds of Cdn$105 million (Aus$123.8 million) pursuant to a final short form prospectus dated September 13, 2006 filed with the securities regulators in all of the provinces and territories of Canada.

Item 5 Full Description of Material Change

Equinox announced that it had successfully closed its Canadian public offering as announced on August 24, 2006. The offering consisted of the new issue on September 20, 2006 and listing of 75,000,000 Common Shares at a price of Cdn$1.40 per share for total gross proceeds of Cdn$105 million (Aus$123.8 million) pursuant to a final short form prospectus dated September 13, 2006 filed with the securities regulators in all of the provinces and territories of Canada.

A syndicate co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation acted as underwriters in connection with the equity offering.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kevin van Nickerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

September 20, 2006

SCHEDULE "A"

EQUINOX MINERALS LIMITED

ARBN 108 066 986

September 20, 2006

Equinox Announces Completion of Cdn$105 million (Aus$123.8 million) Capital Raising

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce the successful closing of its Canadian public offering (the "Offering") (see EQN release dated August 24, 2006), being the new issue and listing of 75,000,000 Common Shares at a price of Cdn$1.40 per share for total gross proceeds of Cdn$105 million (Aus$123.8 million) pursuant to a final short form prospectus dated September 13, 2006 filed with the securities regulators in all of the provinces and territories of Canada.

A syndicate co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation (collectively, the "Underwriters") acted as underwriters in connection with the equity offering.

The Corporation gives ASX notice pursuant to Section 708A(5)(e) of the Corporations Act that the Common Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act. The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Net proceeds from the Offering will be used to fund continued construction development activities at Equinox's Lumwana Project in Zambia and for general working capital purposes.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

Alternative Monthly Report
(October 10, 2006)

EQUINOX MINERALS LIMITED

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on September 11, 2006, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has disposed of 3,000,000 common shares of Equinox Minerals Limited ("Equinox"). This represents a decrease in G&C's position in Equinox of 2.89%, on an undiluted basis, as at September 30, 2006.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 42,690,265 common shares of Equinox. This represents an approximate 9.83% interest, on an undiluted basis, as at September 30, 2006.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 42,690,265 common shares of Equinox, representing an approximate 9.83% interest, on an undiluted basis, as at September 30, 2006.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Equinox acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of October, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice-President, Counselling and
Chief Investment Strategist

EQUINOX MINERALS LIMITED

ARBN 108 066 986

October 16, 2006

Equinox Signs Fixed Price Construction Contract with Ausenco Bateman JV and Progress on Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce that the Corporation and the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") have agreed and signed the final contract price for the Engineering, Procurement & Construction ("EPC") contract for the Lumwana Copper Project already under construction in the North Western province of Zambia.

Subsequent to the previously announced Guaranteed Maximum Price ("GMP") of US$417.4 million and following final definition of scope, optimisation of the process plant design, further detailed engineering, implementation and risk mitigation programs, the Corporation announces that the total final fixed-price EPC is US$407.6 million, inclusive of funds spent to date. The fixed-price EPC contract with Ausenco and Bateman includes the project capital cost, engineering, contingency, escalation, the EPC fee and represents the final contracted price. The EPC will minimise cost overrun and completion risk for Equinox and its Financiers.

Equinox has mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFI's") and Export Credit Agencies ("ECA's") to provide US$413 million in project finance loans for the Lumwana Project, which includes US$50 million in subordinated debt. Equinox has also mandated asset-backed financing of the Lumwana mining fleet for a total of US$161 million. The majority of Lenders now have obtained Credit Committee approval with the remainder scheduled to present the project to their respective Credit Committees during October. It is expected the signing of the financing packages will occur within a month. Following signing, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, any additional capital and hedging arrangements.

Commenting on the signing of the EPC and Project Financing, Craig Williams, Equinox President and CEO said "the formal signing of the fixed price EPC contract with Ausenco and Bateman is a significant step towards the completion of Project Financing, particularly given the environment of increasing project capital costs and delays being experienced in the industry. Equinox's management team together with Ausenco and Bateman will continue to provide the necessary depth and experience to be able to implement the Lumwana Project with commissioning expected in Q2-2008."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer),* **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at
www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

October 19, 2006

Equinox Explores Copperbelt - Drills 64m @ 2.33% Copper including 38m @ 3.5% Copper at Ndola West

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") is pleased to announce drill results for its recently completed drill program at the Ndola West prospect including an intercept of **64m @ 2.33% Copper, including 38m @ 3.5% Copper**. Ndola West has generated significant previous intersections (including 9.0m of 3.8% Copper) and interpretation of the geochemical and geophysical data by the Corporation suggests that copper mineralization could extend along a strike length of up to 4.5km.

In addition to the Lumwana Copper Project at which mine construction commenced in April 2006, Equinox controls 100% (subject to a 70% 'clawback option' to Anglo American) of prospective tenements covering 19,300 km^2 located predominantly in the Zambian Copperbelt and North Western provinces and referred to as the Zambezi Project. The Corporation's exploration programs for 2006 have been designed to aggressively pursue high priority Copper, Cobalt and Uranium targets on these tenements.

Located 5km west of the Zambian Copperbelt mining town of Ndola, the Ndola West prospect sits within the Kafue Dome which hosts many of the current major Copperbelt mining operations (see **Diagram 1**). Ndola West (as well as Ngala and Mwekere prospects), is located along the Lower Roan sequence which extends for approximately 90km along the border between Zambia and the Democratic Republic of Congo ('DRC'). This Equinox ground package extends from the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier (previously Lufua) and Nina prospects of First Quantum which are located within 2km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Eight 4" Reverse Circulation ("RC") holes were drilled for a total of 715m on three lines covering a strike length of 600m along the NE limb of the Ndola West synform. **Table 1** below presents the drill data and intercept information. Drilling intersected significant oxide copper mineralisation with the best intersection being from hole number KIT0003 generating 64m (depth 32m to 96m) grading 2.33% copper including 38m (depth 58m to 96m) grading 3.5% copper.

The mineralisation appears to occur as a flat oxide supergene blanket and consists of dominantly malachite with trace chalcocite hosted within weathered and altered carbonate-cemented siltstones of the Lower Roan sequence - the same sequence to host the Bwana Mkubwa and Mufulira mines along strike. The geology remains open along strike to the south-east as well as at depth. The potential of the SW limb of the fold to host ore is yet to be evaluated by the Corporation.

Figure 1: Ndola West (within the Zambezi Project)


660 000mE
8600000mN
Democratic Republic of Congo
Katanga Sequence
Lower Roan
Basement
Mines & Deposits
Prospects
Copperbelt Mine Leases
Zambezi Project Tenement
Zambia - DRC Border
Konkola
Nchanga
Mufulira
Ngala
Chambishi
Frontier
(Lufua)
Chibiluma
Mindola
Nkana
Mwekere
Nina
Ndola West
Bwana Mkubwa
Baluba
Luanshya
Lonshi
N
0
20km

The Corporation anticipates undertaking additional drilling at the property during the fourth quarter of 2006. Elsewhere, drilling continues at the Kanga IP Target, along strike from the Malundwe deposit at the Lumwana Copper Project in the North Western province, Zambia.

Commenting on the new drill results, Craig Williams, Equinox President and CEO said "the Zambian Copperbelt remains one of the world's great copper provinces. With limited copper exploration since the 1970's, our tenements there host outstanding exploration opportunities. The Ndola West discovery demonstrates the Equinox business model in building a mid-tier copper company with Lumwana whilst offering new mine potential by way of aggressive exploration"

As required by the National Instrument 43-101, Equinox's designated qualified person required for the supervision of exploration of the projects are Mike Richards and John Cooke, employees of the Corporation.

On Behalf of the Board of Directors of Equinox:
Craig R. Williams - President & Chief Executive Officer

Consent letter of Other Expert (October 30, 2006)

Golder Associates Pty Ltd
A.B.N. 64 006 107 857

1 Havelock Street, West Perth, WA 6005 Australia
(PO Box 1914, West Perth, WA 6872 Australia)
Telephone (08) 9213 7600
Fax (08) 9213 7611
http://www.golder.com

RECEIVED
2007 MAY -1 A 7:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Golder Associates

VIA SEDAR

October 30, 2006

TO:

Ontario Securities Commission, as principal regulator

AND TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Consent of Expert – Technical Report Filing

Pursuant to Section 8.3 of National Policy 43-101 – *Standards of Disclosure for Mineral Projects*, this letter is being filed as the consent of Golder Associates Pty Ltd consenting to the public filing of the Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October 2006.

Sincerely,

Golder Associates Pty Ltd

R Bertinshaw

Ross Bertinshaw, Principal
Yours Faithfully
GOLDER ASSOCIATES PTY LTD

Consent Letter of Other Experts (October 30, 2006)

INVESTOR RESOURCES FINANCE

ACN 115 060 225

Investor Resources Finance Pty Ltd
Level 3, 15 Queen Street
Melbourne Vic 3000 Australia
Telephone: 61 3 9621 1533
Fax: 61 3 9621 1544
Email: irf@irfinance.com.au

VIA SEDAR

October 30, 2006

TO:

Ontario Securities Commission, as principal regulator

AND TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: **Equinox Minerals Limited**
Consent of Expert - Technical Report Filing

Pursuant to Section 8.3 of National Policy 43-101 - *Standards of Disclosure for Mineral Projects*, this letter is being filed as the consent of Investor Resources Financial Pty Ltd consenting to the public filing of the Technical Report - Lumwana Copper Project, North West Province, Republic of Zambia dated October 2006.

Sincerely,

Investor Resources Financial Pty Ltd

Tim Miller, Director

Consent letter of Other Experts (October 30, 2006)

Knight Piésold
CONSULTING

Knight Piésold Pty Limited
A.B.N. 67 001 040 419
Level 3, 46 Ventnor Avenue
(PO Box 1302, WEST PERTH WA 6872)
WEST PERTH WA 6005, AUSTRALIA

Telephone +61 (0)8 9481 1266
Facsimile +61 (0)8 9481 1399
Email perth@knightpiesold.com

OurRef: 301-119RAH6002
KP File Ref.: 301-119 AO.1

VIA SEDAR

October 30, 2006

TO:

Ontario Securities Commission, as principal regulator

AND TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Consent of Expert – Technical Report Filing

Pursuant to Section 8.3 of National Policy 43-101 – *Standards of Disclosure for Mineral Projects*, this letter is being filed as the consent of Knight Piésold Pty Ltd consenting to the public filing of the Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October 2006.

Sincerely,

Knight Piésold Pty Ltd

Hanbury.

Robert Hanbury, Associate Director

Consent Letter of Other Experts (October 30, 2006)

ENGINEERS & PROJECT MANAGERS

66.

AUSENCO

RECEIVED

2007 MAY -1 A 7:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ausenco Limited
ABN 82 011 057 837
Level 2
44 St Georges Terrace
Perth • Western Australia
6000 • Australia
Phone • 61 8 9223 1900
Fax • 61 8 9202 1443

VIA SEDAR

October 30, 2006

TO:

Ontario Securities Commission, as principal regulator

AND TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Consent of Expert – Technical Report Filing

Pursuant to Section 8.3 of National Policy 43-101 – *Standards of Disclosure for Mineral Projects*, this letter is being filed as the consent of Ausenco Services Limited consenting to the public filing of the Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October 2006.

Sincerely,

Michael Davis, Manager Process, Ausenco Services Limited
For and on behalf of Ausenco Bateman Joint Venture

12027090.1

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

"Craig R Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

"Michael J Klessens"

Michael J. Klessens
Chief Financial Officer

EQUINOX MINERALS LIMITED

Development Stage Entity

Consolidated Financial Statements

Third Quarter – September 30, 2006
Unaudited
Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED BALANCE SHEETS
As at September 30, 2006 and December 31, 2005
(unaudited)

	Notes	September 30 2006	December 31 2005
		$	$
ASSETS			
Current assets			
Cash and cash equivalents		152,861,714	111,689,812
Restricted Cash	3	3,070,740	55,464
Accounts receivable		3,461,820	144,330
Prepayments		9,864	50,970
		159,404,138	111,940,576
Property, plant and equipment	5	98,679,637	5,921,924
Deferred exploration and evaluation	6	40,986,508	39,555,390
Deferred financing fees	7	3,275,029	1,483,861
Equity Investment	8	1,677,889	-
Other financial assets	9	750,000	-
		304,773,201	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		12,474,523	3,067,064
Long term debt		8,881,600	8,291,150
Employee future benefits		193,402	230,439
		21,549,525	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	10	298,547,148	162,940,552
Deficit		(33,406,681)	(18,691,808)
Contributed surplus	11	18,095,550	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		283,223,676	**147,313,098**
		304,773,201	**158,901,751**
Commitments for expenditure	12		
Contingent liabilities and guarantees	13		

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the three and six months ended September 30, 2006 and 2005
(Unaudited)

	Notes	Three months ended September 30 2006	Three months ended September 30 2005	Nine Months ended September 30 2006	Nine Months ended September 30 2005	Cumulative from inception on June 29 1993
		$	$	$	$	$
Other Income	2	378,454	102,174	6,313,972	241,201	9,869,727
Expenditure						
Exploration		714,927	523,405	1,789,237	1,526,203	13,421,382
General and administration		1,430,862	471,374	4,176,887	1,461,026	10,921,457
Capital raising costs		-	394,655	-	394,655	486,103
Incentive stock options expensed		1,445,645	359,066	15,023,597	1,183,582	18,100,292
Share of loss of equity accounted investee		151,098	-	151,098	-	151,098
Amortization of property, plant and equipment		25,699	13,624	70,840	43,004	641,390
		3,768,231	1,762,124	21,211,659	4,608,470	43,721,722
Loss before non controlling interest		**(3,389,777)**	(1,659,950)	**(14,897,687)**	(4,367,269)	**(33,851,995)**
Non controlling interest	4	-	5,000	182,814	267,500	445,314
Loss for the period		**(3,389,777)**	**(1,654,950)**	**(14,714,873)**	**(4,099,769)**	**(33,406,681)**
Deficit – beginning of period		(30,016,904)	(14,490,620)	(18,691,808)	(12,045,801)	
Deficit – end of period		**(33,406,681)**	**(16,145,570)**	**(33,406,681)**	**(16,145,570)**	
Basic and diluted loss per share		0.009	0.013	0.042	0.036	
Weighted average number of shares outstanding		368,300,084	129,707,456	351,875,455	112,336,124	

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2006 and 2005
(Unaudited)

	Three months ended September 30		Nine months ended September 30		Cumulative from inception on June 29
	2006	2005	2006	2005	1993
	$	$	$	$	$
Cash flows (used in) / provided by operating activities					
Loss for the period	(3,389,777)	(1,654,950)	(14,714,873)	(4,099,769)	(33,406,681)
Items not affecting cash:					
Amortization of property, plant and equipment	25,699	13,624	70,840	43,004	641,390
Unrealised foreign exchange (gain) / loss	622,198	(54,219)	(390,778)	(121,882)	(131,047)
Incentive stock option expense	1,445,645	359,066	15,023,597	1,183,582	18,100,292
Gain on sale of Alturas Minerals Corp.	-	-	(2,457,315)	-	(2,457,315)
Share of loss of equity accounted investee	151,098	-	151,098	-	151,098
Gain (Loss) on sale of property, plant and equipment	-	-	(6,541)	-	(23,158)
Non-cash exploration written off	-	-	-	-	104,392
Other	-	-	-	-	303,266
Changes in non-cash working capital					
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits	314,445	1,009,768	(7,214)	1,520,288	1,721,123
(Increase) / decrease in accounts receivable and prepayments	64,518	227,466	37,129	(369,119)	39,902
	(766,174)	**(99,245)**	**(2,294,057)**	**(1,843,896)**	**(14,956,738)**
Cash flows (used in) / provided by financing activities					
Issue of share capital	94,009,175	24,085,819	139,215,080	31,200,274	313,918,855
Share issue costs	(2,783,765)	(1,401,279)	(3,608,482)	(2,062,417)	(16,195,312)
Deferred financing fees	(634,496)	(790,459)	(1,791,168)	(790,459)	(3,275,029)
Proceeds from borrowings	-	-	-	-	13,727,345
Repayment of borrowings	-	-	-	-	(7,000,000)
Finance lease principal repayments	-	-	-	-	(65,265)
	90,590,914	**21,894,081**	**133,815,430**	**28,347,398**	**301,110,594**
Cash flows (used in) / provided by investing activities					
Deferred exploration and evaluation costs	(663,229)	(4,247,444)	(958,177)	(9,228,226)	(37,571,624)
Decrease / (increase) in restricted cash	(1,943,126)	-	(3,015,276)	-	(3,070,740)
Payments for property, plant and equipment	(35,032,105)	(131,043)	(87,160,374)	(170,392)	(94,097,544)
Proceeds from sale of property, plant & equipment	-	6,000	7,433	6,000	47,472
	(37,638,460)	**(4,372,487)**	**(91,126,394)**	**(9,392,618)**	**(134,692,436)**
Net (decrease) increase in cash and cash equivalents	**52,186,280**	**17,422,349**	**40,394,979**	**17,110,884**	**151,461,420**
Cash and cash equivalents – beginning of period	101,505,380	3,329,514	111,689,812	3,640,946	-
Effects of exchange rate changes on cash held in foreign currencies	(829,946)	9,308	776,923	9,341	1,400,294
Cash and cash equivalents – end of period	**152,861,714**	**20,761,171**	**152,861,714**	**20,761,171**	**152,861,714**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Entity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2006 and 2005 (Unaudited)

1 BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2005, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In addition to accounting policies and practices disclosed in the audited annual consolidated financial statements investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

2 OTHER INCOME

	Three months ended September 30		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Interest income	933,665	34,802	3,385,243	114,826
Foreign exchange gain (loss)	(621,389)	61,363	393,194	121,882
Gain on dilution of Alturas Minerals Corp.	-	-	2,457,315	-
Other	66,178	6,009	78,220	4,493
	378,454	**102,174**	**6,313,972**	**241,201**

3 RESTRICTED CASH

	September 30 2006 $	December 31 2005 $
Cash deposits held as security	3,070,740	55,464

As at September 30, 2006 deposits and bonds of $56,733 were held as security in relation to office premises and exploration tenements and $3,014,007 as collateral for a letter of credit and a bank guarantee issued in relation to the Lumwana mine development. Deposits have a term of between six and twelve months and are rolled forward for the duration of the underlying contract. The letter of credit and bank guarantee both expire in less than twelve months.

4 NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL (''Alturas Peru''), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru has incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ("Alturas") was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.52%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,808,987 dilution gain and a $628,328 cost recovery. Immediately on completion of the Amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Equinox remains the majority shareholder in ALT holding 30.52% of the issued and outstanding shares and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 1.

5 PROPERTY, PLANT AND EQUIPMENT

	September 30 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(78,733)	(60,032)
	46,441	22,473
Plant & equipment		
Plant & equipment – at cost	3,014,240	1,307,234
Less: accumulated amortization	(930,197)	(910,282)
	2,084,043	396,952
Construction in progress – at cost	63,219,838	5,502,499
Mine development– at cost	33,329,315	-
Total property, plant and equipment	**98,679,637**	**5,921,924**

6 DEFERRED EXPLORATION AND EVALUATION

	September 30 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	485,823	12,793,635
Foreign exchange loss (gain)	590,450	(1,239,264)
Interest on long term debt	354,845	433,494
Cost – end of the period	**40,986,508**	**39,555,390**

7 DEFERRED FINANCING FEES

	September 30 2006	December 31 2005
	$	$
Lumwana Copper Project		
Cost – beginning of the period	1,483,861	-
Deferred fees incurred during the period	1,791,168	1,483,861
Cost – end of the period	**3,275,029**	**1,483,861**

8 EQUITY INVESTMENT

(a) Carrying amounts

Ownership Interest Name of Company	September 30, 2006			December 31, 2005		
	%	No. Shares	$	%	No. Shares	$
Alturas Minerals Corp.	30.52	9,333,333	1,677,889	-	-	-

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V.

	September 30 2006	December 31 2005
	$	$
(b) Movements in carrying amounts		
Opening carrying value in Equinox - at cost	-	-
Dilution gain arising from private placement	1,828,987	-
Share of profits or loss	(151,098)	-
Carrying value at end of the period	1,677,889	-

In accordance with the Company's policy for equity accounted investments the carrying value of the investment in Alturas is adjusted quarterly in arrears to reflect the Company's pro-rata share of Alturas' post acquisition income or loss. The reduction of carrying value and expense included in the determination of the net loss for the quarter is $151,098 representing 30.52% of Alturas' recorded loss of $495,078 for the quarter ended June 30, 2006.

The market value of the Company's investment in Alturas Minerals Corp. based on the closing share price of C$0.55 at September 30, 2006 is $5,133,333.

9 OTHER FINANCIAL ASSETS

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010. Alturas has the right to repay Equinox the owed amount in whole at any time and the promissory note is non-assignable.

10 SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(75,256)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				(47,948)
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
August 2006	Conversion of stock options	12,332			13,175
	Less: Share issue costs				(896)
September 2006	Issue of shares	75,000,000	C$1.40	C$105,000,000	93,996,000
	Less: Share issue costs				(2,724,089)
	Balance at September 30, 2006	**434,340,467**			**$298,547,148**

(c) Stock Options

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the "Plans"). Options may be granted under the Plans to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules, such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at September 30, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.0**	**7,376,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	8.5	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.6	100,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.0	594,667	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.3**	**8,636,667**	**C$0.71**
Options issued, vesting over 2 years	750,000	C$0.85	9.2	500,000	C$0.85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.5	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	9.2	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.5	4,920,565	C$0.95
Options issued, vesting over 2 years	1,350,000	C$1.61	10.0	450,000	C$1.61
Options exercised	(12,332)	C$0.76	-	-	-
Options forfeited or expired	(4,668)	C$0.92	-	-	-
Outstanding at September 30, 2006	**30,728,565**	**C$0.84**	**8.6**	**26,056,565**	**C$0.76**

Available for grant at September 30, 2006 12,705,481

The fair value of the 1,350,000 options granted during the quarter under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-

free interest rate of 4.03% to 4.06%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 1,350,000 options granted amounts to $1,269,000 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $1,446,668 for the quarter.

11 CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at December 31, 2005	**3,076,695**
Stock based compensation – Quarter 1, 2006	1,319,895
Stock based compensation – Quarter 2, 2006	12,258,057
Stock based compensation – Quarter 3, 2006	1,446,723
Transferred to share capital on conversion of stock options– Quarter 3, 2006	(4,742)
Stock options forfeited – Quarter 3, 2006	(1,078)
Balance at September 30, 2006	**18,095,550**

12 COMMITMENTS FOR EXPENDITURE

(a) Exploration Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at September 30, 2006 of $1,646,726 (December 31, 2005 - $1,526,543) for the next twelve months. These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Project Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at September 30, 2006 was $154,356,792 (December 31, 2005: $39,896,993). Cancellation exposure on the Lumwana capital commitments is $42,703,509 at September 30, 2006. All commitments are expected to be settled within the next year. Equinox expects Lumwana Project debt financing to be completed during November 2006, subject to various conditions precedent.

Included in the above figures are $39,755,127 in capital commitments and $10,862,097 of cancellation exposure related to items within the scope of the EPC contract signed on October 13, 2006. The contracts will become fully effective when the Notice To Proceed is issued by Equinox, indicating that the debt financing commitment is in place. See subsequent events for further details.

(c) **Lease commitments**

	September 30 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	94,273	143,959
Within 1 to 2 years	10,851	95,336
Within 2 to 3 years	-	7,668
Total commitments	**105,124**	**246,963**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

13 CONTINGENT LIABILITIES & GUARANTEES

Lumwana Project Long Term Power Construction and Supply Agreements

Under the terms of the Lumwana Project long term power construction and supply agreements signed with ZESCO Limited ("ZESCO") on February 16, 2006, in the event that Equinox fails to meet its obligations to take power under the agreement and ZESCO terminates the agreement, Equinox may be liable for damages. The maximum aggregate amount of damages payable to ZESCO by Equinox is equal to the full cost of the ZESCO works less any capital contribution. In connection with the ZESCO agreements, Equinox Minerals Limited has guaranteed that its wholly owned subsidiary Equinox Copper Ventures Limited ("ECVL") will perform all its obligations contained in the agreements.

14 SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration and mine development', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and pre-development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru
Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting Total Assets	September 2006	December 31 2005
	$	$
Zambia	292,910,836	48,193,987
Australia	6,615;297	14,127,804
Canada	5,247,068	96,478,128
Peru	-	101,832
	304,773,201	**158,901,751**

15 RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the three and nine months ended September 30, 2006 was $nil (2005: $41,652) and $113,000 (2005: $88,119) respectively.

Oreforming Solutions SRL, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three and nine months ended September 30, 2006 was $nil (2005: $33,000) and $33,000 (2005: $82,500) respectively.

Gestora de Negocios e Inversiones SA, a company in which a director of Alturas is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the three and nine months ended September 30, 2006 was $nil (2005: $7,200) and $7,200 (2005: $14,400) respectively.

Equinox CEO and director Craig Williams is also a director of Alturas. On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox as detailed in note 9.

16 SUBSEQUENT EVENTS

On October 16, 2006 it was announced that the Company and the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") have agreed and signed the final contract price for the Engineering, Procurement & Construction ("EPC") contract for the Lumwana Copper Project already under construction in the North Western province of Zambia.

Subsequent to the previously announced Guaranteed Maximum Price ("GMP") of US$417.4 million and following final definition of scope, optimisation of the process plant design, further detailed engineering, implementation and risk mitigation programs, the Company announces that the total final fixed-price EPC is US$407.6 million, inclusive of funds spent to date. The fixed-price EPC contract with Ausenco and Bateman includes the project capital cost, engineering, contingency, escalation, the EPC fee and represents the final contracted price.

The contracts will become fully effective when the Notice To Proceed is issued by Equinox, indicating that the debt financing commitment is in place.

EQUINOX MINERALS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2006

The following discussion and analysis for Equinox Minerals Limited ("Equinox" or the "Company") should be read in conjunction with the September 2006 unaudited and December 2005 audited consolidated financial statements and notes related thereto. This information is presented as of October 30, 2006. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. OVERVIEW SUMMARY

Equinox Minerals Limited ("Equinox" or the "Company") is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

❖ LUMWANA PROJECT DEVELOPMENT

The 100% owned Lumwana Copper Project ("Lumwana") is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

In a subsequent event, on October 16, 2006, Equinox announced that the Company and the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") have agreed and signed the final fixed-price Engineering, Procurement & Construction ("EPC") contract for US$407.6 million, inclusive of funds spent to date for the Lumwana Copper Project which is already under construction in the North Western province of Zambia.

Equinox has mandated a syndicate of Finance Institutions to provide US$413 million in project finance loans for the Lumwana Project, which includes US$50 million in subordinated debt. Equinox has also mandated asset-backed financing of the Lumwana mining fleet for a total of US$161 million. The majority of Lenders now have obtained Credit Committee approval with the remainder scheduled to present the project to their respective Credit Committees during October. It is expected the signing of the financing packages will occur within a month. Following signing, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, any additional capital and hedging arrangements.

Construction Activities

The Company reports that construction activities continue to ramp up with the commencement of the keyway installation for the tails and water storage dam, completion of the key arterial roads to the various work fronts (ie: plant site, heavy industrial area, mine and town), clearing activities on the Malundwe pit foot-print and the necessary build up in provision of construction accommodation. Long-lead items currently under manufacture (primarily the mining fleet and major plant items) remain on schedule.

The Company's objective is to continue to progress and maintain its present Lumwana construction schedule utilizing funds at hand.

❖ ZAMBIAN EXPLORATION

On July 05, 2006 the Company announced the delineation of a series of highly prospective geophysical anomalies that stretch over a strike length of 2.0 kilometres known as the Kanga Prospect ("Kanga") occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit where the Company is currently developing Lumwana. The announcement confirmed the commencement of an exploration program including 10,000m of RC drilling to test Kanga and other priority targets in the region.

On October 19, 2006, the Company announced drill results for its recently completed drill program at the Ndola West prospect including an intercept of 64m @ 2.33% Copper, including 38m @ 3.5% Copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% Copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

❖ CORPORATE

On August 24, 2006 the Company announced that it had entered into a bought deal agreement with a syndicate of underwriters to purchase from the Company 60 million common shares of the Company ("Shares") at a price of Cdn$1.40 per Share (the "Offering"). The Company agreed to file a preliminary short form prospectus in all of the provinces of Canada for the purpose of qualifying the common shares for distribution to the public.

On August 24, 2006, following strong demand for the earlier announced Offering, the Company announced that it had reached agreement with the Underwriters to increase the total size of the Offering to Cdn$105 million. Under the terms of the underwriting agreement, as amended, the Underwriters agree to purchase from the Company 75 million Shares at a price of Cdn$1.40 per Share for gross proceeds of Cdn$105 million.

On September 20, 2006, pursuant to a final short form prospectus dated September 13, 2006 filed with the securities regulators in all of the provinces and territories of Canada, Equinox announced the successful closing of its Canadian public Offering, being the new issue and listing of 75,000,000 Shares at a price of Cdn$1.40 per Share for total gross proceeds of Cdn$105 million (US$94 million).

A syndicate co-led by Sprott Securities Inc., CIBC World Markets Inc. and GMP Securities L.P., and including Paradigm Capital Inc., Raymond James Ltd., and Dundee Securities Corporation acted as underwriters in connection with the Offering. Net proceeds from the Offering are to be used to fund continued construction development activities at the Lumwana Copper Project and for general working capital purposes.

❖ EXPLORATION INTERESTS IN AUSTRALIA, SWEDEN AND PERU

Iron Oxide Copper-Gold Projects ("IOCG")

Equinox holds tenements prospective for iron oxide copper-gold mineralization in the Cloncurry region of North Queensland ("Cloncurry"), the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden. Uranium is being targeted as well in the Gawler and Curnamona Cratons.

Exploration joint ventures exist with Minotaur Exploration Ltd. (ASX: "MEP") and Toro Energy (ASX: "TOE") in the Gawler, with Southern Cross Resources Inc. (TSX: "SXR") with respect to the Curnamona and with Phelps Dodge Corporation (NYSE: "PD") for Norrbotten in Sweden. Toro Energy, an amalgamation of the uranium assets of Oxiana Limited and Minotaur Exploration Limited was listed on the ASX on March 23, 2006.

Nickel Sulphide Projects

Equinox is exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ("Cowan") with Bullion Minerals Ltd ("Bullion", ASX: "BLN"). Bullion has recently listed a gold exploration company, Chalice Gold (ASX: "CHN") to explore

these same tenements for gold. CHN has prepared a deed that preserves Equinox's nickel exploration rights under the EQN-BLN joint venture. BLN has been renamed Uranium Equities Limited (ASX: "UEQ") and holds uranium exploration leases throughout Australia.

Epithermal Gold and Base Metal Exploration

Alturas Minerals Corp. (TSX-V: "ALT"), in which Equinox Minerals holds a 30.52% equity position, began trading on the TSX Venture Exchange on April 10, 2006. Alturas is exploring properties prospective for gold and copper-gold in Peru.

2. SIGNIFICANT EVENTS

❖ ZAMBIA

Finds 2.0 km "Kanga" Geophysical Anomaly near Lumwana Process Plant

On July 05, 2006 Equinox announced the delineation of a series of highly prospective geophysical anomalies that stretch over a strike length of 2.0 kilometres known as the Kanga Prospect ("Kanga") occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit where the Company is currently developing its Lumwana Copper Project ("Lumwana") in Zambia. The Malundwe deposit, the first to be mined at Lumwana, remains open in three directions. It contains some 3 Billion lbs of contained copper.

The identification of Kanga follows an extensive program of Induced Polarisation ("IP") geophysics conducted at Lumwana during the year. IP has already proved effective in locating copper–cobalt sulphide mineralisation elsewhere in the Lumwana area and proved invaluable in the discovery of the Chimiwungo North deposit in 2004 where 28 out of 30 RC holes intersected sulphide mineralisation.

The Company announced the commencement of an exploration program including 10,000m of RC drilling to test Kanga and other priority targets in the region. Drill testing of the Kanga anomaly is on-going at time of reporting, and assay results are awaited from the first phase of drilling.

Lumwana Development Update

Construction Activities

The Company reports that construction activities continue to ramp up with the commencement of the keyway installation for the tails and water storage dam, completion of the key arterial roads to the various work fronts (ie: plant site, heavy industrial area, mine and town), clearing activities on the Malundwe pit foot-print and the necessary build up in provision of construction accommodation. Long-lead items currently under manufacture (primarily the mining fleet and major plant items) remain on schedule.

Development Timetable

On October 16, 2006 Equinox announced that the majority of Lenders now have obtained Credit Committee approval. It is expected the signing of the financing packages will occur within a month. Following signing, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, any additional capital and hedging arrangements.

Equinox has mandated a syndicate of Lenders to provide US$413 million in project finance loans for the Lumwana Project, which includes US$50 million in subordinated debt. Equinox has also mandated asset-backed financing of the Lumwana mining fleet for a total of US$161 million.

Elsewhere within Zambia

Equinox undertook exploration on properties held by Equinox (Zambia) Limited, a wholly owned subsidiary with prospective land holding covering 19,300km^2 throughout North Western Zambia and the Copperbelt. For further details see subsequent events "Equinox Explores Copperbelt - Drills 64m @ 2.33% Copper including 38m @ 3.5% Copper at Ndola West".

❖ AUSTRALIA

Cowan: Western Australia (Equinox earning up to 50%)

No new work was undertaken in the Cowan Project during the reporting quarter. Equinox is considering the inclusion of this highly nickel-prospective acreage into a new ASX listing to be formed in conjunction with its partner Bullion Minerals Limited. This will enable Equinox to focus Company efforts into Zambian exploration and Lumwana Project development.

South Australia: Ethiudna and Nuckulla Hill

No fieldwork was conducted by SXR Uranium 1 (formerly Southern Cross Resources) during the quarter.

Minotaur Exploration and Toro Energy (ASX: "TOE") did not conduct any work during the quarter on the Nuckulla Hill lease.

Fort Constantine South-Eliza Creek: Northwest Queensland (100%)

The project area adjoins the Ernest Henry Mine and is prospective for IOCG mineralization. Properties include the Fort Constantine South lease and the contiguous Eliza Creek lease. As with the Cowan Nickel Project, the Queensland leases are proposed to be included in the new ASX listing.

❖ PERU

Alturas Minerals Corp. (Equinox holds 30.52%)

Alturas Minerals Corp. ("ALT" or "Alturas") began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Encouraging Trench Results of 1.67 g/t gold and 11 g/t silver over 77 metres at Huilacollo

On September 20, 2006 Alturas reported encouraging gold and silver results from continuous trench geochemical sampling at its 2,000-hectare Huilacollo gold project in southern Peru. The best assay result received from Trench 1 included an interval in segment 1D of 77 metres averaging 1.67 grams/tonne gold and 11.9 grams/tonne silver from 148.5 to 225.5 metres. The overall weighted average of the mineralized material taken from the six segments from Trench 1 is 1.13 grams per tonne gold.

Additional Trench Assays including 6.7 g/t gold and >54.4 g/t silver over 38 metres

In a subsequent event, on October 05, 2006 Alturas reported its second tranche of assay results from ongoing exploration work at the Cerro Andamarca prospect located on its 2,000-hectare Huilacollo gold project in southern Peru. The continuous trench sampling program included a best assay from Trench 16 of 38 metres of 6.7 grams/tonne gold and greater than 54.4 grams/tonne silver. Alturas announced that a diamond drilling rig is to be mobilized to the project to commence drill testing a number of targets, including the gold mineralized zone defined by the ongoing trenching program.

It is expected that the trenching program at Cerro Andamarca will be complete by the end of October and comprehensive results are expected mid-November, 2006.

❖ SWEDEN

No work was conducted on Equinox leases by Phelps Dodge ("PD") in Norrbotten during the past quarter. Luossojoki 1, Lapptrasken 5 and Kuosanen 2 were relinquished, leaving tenements Kiruna North 1 and Lapptrasken 4 still within the joint venture.

3. SUBSEQUENT EVENTS

Signs Fixed-Price Construction Contract with Ausenco Bateman JV and Progress on Financing

On October 16, 2006, it was announced that the Company and the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") have agreed and signed the final contract price for the Engineering, Procurement & Construction ("EPC") contract for the Lumwana Copper Project already under construction in the North Western province of Zambia.

Subsequent to the previously announced Guaranteed Maximum Price ("GMP") of US$417.4 million and following final definition of scope, optimisation of the process plant design, further detailed engineering, implementation and risk mitigation programs, the Company announces that the total final fixed-price EPC is US$407.6 million, inclusive of funds spent to date. The fixed-price EPC contract with Ausenco and Bateman includes the project capital cost, engineering, contingency, escalation, the EPC fee and represents the final contracted price. The EPC will minimise cost overrun and completion risk for Equinox and its Financiers.

Equinox has mandated a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFI's") and Export Credit Agencies ("ECA's") (collectively the "Lenders") to provide US$413 million in project finance loans for the Lumwana Project, which includes US$50 million in subordinated debt. Equinox has also mandated asset-backed financing of the Lumwana mining fleet for a total of US$161 million. The majority of Lenders now have obtained Credit Committee approval with the remainder scheduled to present the project to their respective Credit Committees during October. It is expected the signing of the financing packages will occur within a month. Following signing, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, any additional capital and hedging arrangements.

Equinox Explores Copperbelt - Drills 64m @ 2.33% Copper including 38m @ 3.5% Copper at Ndola West

On October 19, 2006, the Company announced drill results for its recently completed drill program at the Ndola West prospect including an intercept of 64m @ 2.33% Copper, including 38m @ 3.5% Copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% Copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

In addition to the Lumwana Copper Project at which mine construction commenced in April 2006, Equinox controls 100% (subject to a 70% 'clawback option' to Anglo American) of prospective tenements covering 19,300 km^2 located predominantly in the Zambian Copperbelt and North Western provinces and referred to as the Zambezi Project. The Company's exploration programs for 2006 have been designed to aggressively pursue high priority Copper, Cobalt and Uranium targets on these tenements.

Located 5km west of the Zambian Copperbelt mining town of Ndola, the Ndola West prospect sits within the Kafue Dome which hosts many of the current major Copperbelt mining operations (see **Figure 1**). Ndola West (as well as Ngala and Mwekere prospects), is located along the Lower Roan sequence which extends for approximately 90km along the border between Zambia and the Democratic Republic of Congo ('DRC'). This Equinox ground package extends from the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier (previously Lufua) and Nina prospects of First Quantum which are located within 2km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Eight 4" Reverse Circulation ("RC") holes were drilled for a total of 715m on three lines covering a strike length of 600m along the NE limb of the Ndola West synform. Drilling intersected significant oxide copper mineralisation with the best intersection being from hole number KIT0003 generating 64m (depth 32m to 96m) grading 2.33% copper including 38m (depth 58m to 96m) grading 3.5% copper.

Figure 1: Ndola West (within the Zambezi Project)


660 000mE
8600000mN
Democratic Republic of Congo
Katanga Sequence
Lower Roan
Basement
Mines & Deposits
Prospects
Copperbelt Mine Leases
Zambezi Project Tenement
Zambia - DRC Border
Konkola
Nchanga
Mufulira
Ngala
Chambishi
Frontier
(Lufua)
Chibiluma
Mindola
Nkana
Mwekere
Nina
Ndola West
Baluba
Bwana Mkubwa
Luanshya
Lonshi
N
0
20km

The mineralisation appears to occur as a flat oxide supergene blanket and consists of dominantly malachite with trace chalcocite hosted within weathered and altered carbonate-cemented siltstones of the Lower Roan sequence - the same sequence to host the Bwana Mkubwa and Mufulira mines along strike. The geology remains open along strike to the south-east as well as at depth. The potential of the SW limb of the fold to host ore is yet to be evaluated by the Company.

The drill program was designed to test for shallow open pittable oxide mineralisation in an area previously (2000–2001) explored by the Equinox - Anglo American ("EAJV") joint venture using IP and deeper diamond drilling. The EAJV intersected disseminated oxide and sulphide Copperbelt style copper mineralisation in 2 deeper diamond holes drilled within the area of the current Equinox drilling. 7 out of 20 holes intersected copper mineralisation.

The Company anticipates undertaking additional drilling at the property during the fourth quarter of 2006. Elsewhere, drilling continues at the Kanga IP Target, along strike from the Malundwe deposit at the Lumwana Copper Project in the North Western province, Zambia.

Full drill result details are available from the Company's announce dated October 19, 2006 which is available on SEDAR at www.sedar.com.

❖ CASH POSITION

At the end of the quarter the Company had cash and cash equivalents of $152,861,714.

2. SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to the Company's quarters and nine months ended September 30, 2006 and September 30, 2005. This financial data is derived from the Company's unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

All numbers in US dollars unless otherwise stated

	Quarter Ended		Nine Months Ended	
EARNINGS AND DEFICIT	**September 2006**	**September 2005**	**September 2006**	**September 2005**
Other Income	378,454	102,174	6,313,972	241,201
Exploration Expense	714,927	523,405	1,789,237	1,526,203
General and Administration	1,430,862	471,374	4,176,887	1,461,026
Incentive Stock Option Expense	1,445,645	359,066	15,023,597	1,183,582
Loss	(3,389,777)	(1,654,950)	(14,897,687)	(4,099,769)
Loss per share (dollars)	0.009	0.013	0.042	0.036
Weighted avg # of shares	368,300,084	129,707,456	351,875,455	112,336,124

3. RESULTS OF OPERATIONS

Three months ended September 30, 2006 v three months ended September 30, 2005

- Interest income of $933,665 (2005: $34,802) was earned during the quarter as a result of holding significant cash balances. Foreign exchange movements also led to a loss of $621,389 for the three months ended September 30, 2006 (2005: $61,363 gain) derived from monetary assets and liabilities held in currencies other than US dollars and the strengthening US dollar.
- Exploration for the quarter $714,927 (2005: 523,405) was due to increasing exploration activities in Zambia primarily on the Kitwe (Ndola West) and Mwombezhi Dome tenements.
- General and administrative costs were higher for the quarter ended September 30, 2006 $1,430,862 (2005: $471,374) due to increased staffing levels, travel, stock exchange fees, share registry costs, professional fees and insurance.
- The significant increase in the incentive stock option expense for the quarter ended September 30, 2006 of $1,445,645 (2005: $359,066) resulted from the vesting of options granted under the Company's Long Term Incentive Plan.

Nine months ended September 30, 2006 v nine months ended September 30, 2005

- The substantial difference in Other Income between the periods is a result of interest income of $3,385,243 (2005: $114,826) earned during the year as a result of holding significant cash balances.

  As a result of the amalgamation of Alturas with Iron Lake Minerals on April 6, 2006 Equinox's interest in Alturas dropped from 70% to 30%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,828,987 dilution gain and a $628,328 cost recovery.

  In addition, foreign exchange gains of $393,194 for the nine months ended September 30, 2006 (2005: $121,882 gain) were derived from monetary assets and liabilities held in currencies other than US dollars.

- General and administrative costs were higher for the nine months ended September 30, 2006 $4,176,887 (2005: $1,461,026) due to higher staffing levels, travel, stock exchange fees and share registry costs, professional fees and insurance costs. In addition contract payments made on the death of director Dr Bruce Nisbet contributed to the higher costs.

- The significant increase in the incentive stock option expense for the nine months ended September 30, 2006 of $15,023,597 (2005: $1,183,582) resulted from the vesting of options granted to Directors over the last twelve months and approved at the General Meeting of shareholders held on June 6, 2006.

4. DISCUSSION OF CASH FLOWS

Cash flows from:	Quarter Ended		Nine Months Ended	
	September 2006	**September 2005**	**September 2006**	**September 2005**
Operating activities	(766,174)	(99,245)	(2,294,057)	(1,843,896)
Financing activities	90,590,914	21,894,081	133,815,430	28,347,398
Investing activities	(37,638,460)	(4,372,487)	(91,126,394)	(9,392,618)

Three months ended September 30, 2006 v three months ended September 30, 2005

- Cash outflow from operating activities was $766,174 (2005: $99,245). Increased Zambian exploration costs and the increased cost of running both the Perth and Toronto corporate offices has been offset by interest income generated from cash balances held.

- Cash inflow from financing activities generated $90,590,914 (2005: $21,894,081). This principally resulted from the Canadian public offering which closed on September 20, 2006 with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,271,911.

- Deferred financing fees of $634,496 (2005: $790,459) were paid in the current quarter in relation to the mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.

- Cash outflows from investing activities $37,638,460 (2005: $4,372,487) are principally due to the payments for long lead items and other costs associated with the Lumwana Project.

Nine months ended September 30, 2006 v nine months ended September 30, 2005

- Cash outflow from operating activities was $2,294,057 (2005: $1,843,896). Interest income generated from cash balances held has offset the increased cost of running both the Perth and Toronto corporate offices.

- Cash inflow from financing activities generated $133,815,430 (2005: $28,347,398). This principally was the result of the following equity issues.

  On January 5, 2006 when Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

  The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,052.

  The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,271,911.

Deferred financing fees of $1,791,168 (2005: $790,459) were paid in the nine months in relation to the US$413 million in mandated project finance loans for the Lumwana Project and mandated asset-backed financing totaling US$161 million for the Lumwana mining fleet.

- Cash outflows from investing activities $91,126,394 (2005: $9,392,618) are principally due to the payments for long lead items and other costs associated with the Lumwana Project.

5. DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

	September 30 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	152,861,714	111,689,812
Other current assets	6,542,424	250,764
Capital assets	139,666,145	45,477,314
Other non-current assets	5,702,918	1,483,861
Total assets	304,773,201	158,901,751
Liabilities		
Current liabilities	12,474,523	3,067,064
Long-term debt	8,881,600	8,291,150
Employee future benefits	193,402	230,439
Total liabilities	21,549,525	11,588,653
Shareholders' equity	283,223,676	147,313,098
Outstanding number of shares	434,340,467	317,113,253

Cash and Cash Equivalents

Cash and cash equivalents increased to $152,861,714 at September 30, 2006 (December 31, 2005: $111,689,812), primarily due to issues of equity offset by expenditure on capital assets for the Lumwana Project.

Capital Assets

The increase in capital assets at September 30, 2006 to $139,666,145 (December 31, 2005: $45,477,314) is related to activities on the Luwmana Project as follows:

- Capitalization of the deferred exploration and evaluation costs of $40,986,508 (December 31, 2005: $39,555,390).
- Construction in progress of $63,219,838 (December 31, 2005: $5,502,499) associated with payments for long lead items and other capital costs.
- Mine development costs of $33,329,315 (December 31, 2005: $Nil).
- Property, plant and equipment of $2,130,484 (December 31, 2005: $419,425)

Other Non-Current Assets

Deferred financing fees of $3,275,029 (December 31, 2005: $1,483,861) arising from the due diligence process associated with the mandated Lumwana Project and Asset Backed financings.

The successful amalgamation of Alturas with ILM and subsequent dilution to a 30.52% shareholding has resulted in a change of accounting method from consolidation to equity accounting. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The initial carrying value of the Company's interest in Alturas was $1,828,987. Losses incurred by Alturas during the second quarter of $495,078 have resulted in a reduction in carrying value of $151,098 to $1,677,889 as at September 30, 2006

Equinox holds a $750,000 promissory note issued by Alturas which is non interest bearing and payable on March 31, 2010.

Current Liabilities

Current liabilities at September 30, 2006 increased to $12,474,523 (December 31, 2005: $3,067,064) due to creditors and accruals associated with the Lumwana Project.

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations - US$	Payments Due by Period - As at September 30, 2006				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	8,881,600	-	3,330,600	2,220,400	3,330,600
Operating Leases	105,124	94,273	10,851	-	-
Employee Entitlements	193,402	-	-	-	193,402
Capital Commitments - Lumwana	154,356,792	154,356,792	-	-	-
Total Contractual Obligations	163,536,918	154,451,065	3,341,451	2,220,400	3,524,002

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Project. Cancellation exposure on the Lumwana capital commitments is $17,558,652 at September 30, 2006. Equinox expects Lumwana Project debt financing to complete within a month, subject to various conditions precedent.

Shareholders' Equity

Shareholders' equity has increased to $283,223,676 as at September 30, 2006 (December 31, 2005: $147,313,098) arising from equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

On March 31, 2006 Equinox closed a private placement for the issue to ZCCM of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,052.

On June 30, 2006 Equinox closed a private placement for the issue to ZCCM of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 Equinox closed a Canadian public offering with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,271,911.

At October 30, 2006 the Company had 434,340,467 ordinary shares outstanding. In addition there were 30,728,565 incentive stock options outstanding with exercise prices ranging from C$0.48 to C$1.61 per share. These options were priced at market at the date of issue to provide an incentive to directors and employees for performance.

6. OUTLOOK

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which provides the basis for the development of Lumwana. Successful capital raisings during 2005 and the first nine months of 2006 totalling $279,205,463 have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has signed the fixed price EPC contract with project constructors Ausenco and Bateman. Equinox has mandated a syndicate of Lenders to provide US$413 million in project finance loans for the Lumwana Project, which includes US$50 million in subordinated debt. Equinox has also mandated asset-backed financing of the Lumwana mining fleet for a total of US$161 million. The majority of Lenders now have obtained Credit Committee approval. It is expected the signing of the financing packages will occur within a month. Following signing, there will be conditions precedent to debt drawdown that will include the conclusion of concentrate offtake arrangements, any additional capital and hedging arrangements.

Critical Accounting Estimates

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 3 of the December 31, 2005 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Asset Impairment Evaluations

Management reviews the recoverable value of deferred exploration and evaluation and capital assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of these assets.

Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from 1 July 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar. Comparative figures previously reported in Australian Dollars have been translated to US Dollars using the current rate method.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the "Deed") under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this "Closed Group" (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: - Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of September 30, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The table below sets forth selected financial data for each of the eight quarters ended September 30, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data - Last Eight Quarters								
Three Months Ended	**Sep 06**	**Jun 06**	**Mar 06**	**Dec 05**	**Sep 05**	**Jun 05**	**Mar 05**	**Dec 04**
Other Income $('000)	378	4,058	1,877	(314)	102	26	113	(122)
Income/(Loss) $('000)	(3,390)	(10,536)	(789)	(2,546)	(1,655)	(1,291)	(1,154)	(848)
Income/(Loss) per share (dollars)	(0.009)	(0.030)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)	(0.009)
Weighted avg # of shares - Millions	368.30	348.61	338.38	179.07	129.71	110.43	96.51	96.03

8. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox will require further capital from external sources to fund its operating costs and develop Lumwana; Equinox's ability to complete project financing of debt and equity; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the structuring of an EPC construction contract on terms acceptable to the project Lenders and Equinox; the provision of grid power to the Project; road access to the Project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the *Native Title Act* (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated December 9, 2005, and AIF which are available on SEDAR at www.sedar.com *and should be reviewed in conjunction with this document.*

10. OUTSTANDING SHARE DATA

The only class of securities of the Company outstanding as at October 30, 2006 is common shares. As at October 30, 2006, the Company had 434,340,467 common shares outstanding.

The Company has a Long Term Incentive Stock Option Plan and a Chairman's Incentive Plan for certain of its directors, officers, consultants and employees.

Technical Report
(filed on November 2, 2006)

EQUINOX MINERALS LIMITED

LUMWANA COPPER PROJECT
NORTH WEST PROVINCE, REPUBLIC OF ZAMBIA

TECHNICAL REPORT

OCTOBER 2006

Author's Name	Qualifications and Associations	Position	Employer
Michael Davis	BEng	Process Manager	Ausenco Ltd
Ross Bertinshaw	BEng, MSc, MBA, FAusIMM, MMICA, MAIME, PEng	Principal	Golder Associates Pty Ltd
Tim Miller	BAppSc (Chemistry), GradDipAppFin&Inv, MAppFin, AusIMM, Finsia	Director	Investor Resources Finance Pty Ltd
Robert Hanbury	BSc, MIEAust	Associate Director	Knight Piésold Pty Ltd

Lumwana Copper Project
Level 2
44 St Georges Terrace
Perth • Western Australia
6000 • Australia
Phone • 61 8 9223 1900
Fax • 61 8 9202 1443

AUSENCO BATEMAN
Ausenco Bateman Joint Venture

IMPORTANT NOTICE

This report was compiled in a format consistent with National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Equinox Minerals Limited by Ausenco Bateman Joint Venture (ABJV). The quality of the information, estimates, conclusions and recommendations contained herein is consistent with the level of effort involved in ABJV's services, based on i) information available at the time of preparation, ii) data and reports supplied by sources independent of ABJV, and iii) the assumptions, conditions, and qualifications set out in this report.

LUMWANA COPPER PROJECT

TECHNICAL REPORT

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

3. SUMMARY

The Lumwana Copper Project ("Lumwana Project") is a proposed open cut mine and processing plant facility to be constructed on the Central African Copperbelt in the North Western Province of Zambia. The main objective of the proposed facilities is to produce copper concentrate for sale.

Equinox Minerals Limited ("Equinox") owns 100% of the Lumwana Project. As a result of funding the Bankable Feasibility Study ("BFS"), Equinox earned a 51% vested interest in the Lumwana Joint Venture ("LJV") and on December 31, 2004 acquired the remaining 49% interest from Phelps Dodge Mining (Zambia) Limited ("Phelps Dodge"). Phelps Dodge retains a 1% net smelter return which Equinox has the option to acquire either for a payment of US$10.6M on a development decision or for a payment of US$12.8M on the commencement of commercial production.

A large-scale mining licence ("LML-49") was issued to the LJV in January 2004 and was transferred from Phelps Dodge to Equinox in December 2004. The mining licence covers an area of 1,355 km^2 and contains the Malundwe and Chimiwungo deposits, which are structurally controlled deposits of Central African Copperbelt type. Of the two deposits, Malundwe is smaller, but with higher copper grade, and contains discrete zones of uranium and gold mineralisation. Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt grades.

The copper mineralisation at Lumwana is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallised muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically <5%) dominated by chalcopyrite and bornite.

The BFS report published in October 2003 was prepared by Aker Kvaerner Australia Pty Ltd ("Aker Kvaerner") in conjunction with various consultants. These included Golder Associates Pty Ltd ("Golder"), which was responsible for the resource, mining, environmental, tailings and water management sections; and Investor Resources Limited ("IRL"), which was responsible for the financial modelling and economic analyses of the project; as well as contractors, equipment suppliers and the like. The BFS was concerned with the total development of this greenfields project and included preliminary design, engineering and cost estimates for the proposed mining, process plant and associated facilities.

The aim of the BFS was to demonstrate the technical and economic feasibility of the Lumwana Project and was based upon a staged development. Stage 1 involved the construction of the mine, concentrator and infrastructure requirements. In Stage 2, the Chimiwungo concentrate would, from Year 6 onwards, be treated using an on-site Roast-Leach-Electrowin ("RLE") facility. To minimise capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an offsite smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and it is not part of the integral project development plan.

On that basis, the process plant is designed to treat a sulphide copper ore stream at 20 Mt/a from the Malundwe and Chimiwungo orebodies to produce copper concentrate which will be sold to external smelters. The process flowsheet includes conventional comminution, classification and flotation to produce the copper concentrate.

The BFS Mineral Resources and Ore Reserve estimation was classified in compliance with the Australasian Joint Ore Reserves Committee ("JORC") Code and the Australian Stock Exchange ("ASX") listing rules.

GRD Minproc Limited ("GRD Minproc") was appointed the Front End Engineering and Development ("FEED") contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005 and are referred to as the Definitive Feasibility Study ("DFS").

The Ausenco-Bateman Joint Venture ("ABJV") was appointed as Engineering Procurement and Construction ("EPC") contractor in January 2006 to provide a lump sum price for construction of the processing facility. The capital cost estimate for the processing facility was updated in May 2006. As shown in Table 23.5, ABJV's services are in relation to the processing plant and infrastructure, Golder for the resource and some mining aspects, Knight Piésold Pty Ltd ("Knight Piésold") for the tailings and water management sections and Investor Resources Finance Pty Ltd ("IRF") for the administration aspects, financial modelling and economic analyses of the Lumwana Project. The author(s) responsible for each section is indicated in the attached author's certificates.

In 2006 an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana pits at a copper price of $1.20/lb, the Lumwana mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years. These revised resources and reserves are described in this report.

Work conducted to date includes geology and resource estimation, the proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, the infrastructure required to support the facilities, the proposed water and waste management system, the environmental considerations and studies, the financial analysis and the proposed project implementation plan.

This Technical Report is based on the "Development Case" which contemplates a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37 year mine life. Financial/economic evaluation contained in this Technical report has been carried out based on the "Base Case" which utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years; however, this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

The key financial parameters for were developed by Investor Resources Finance Pty Ltd (IRF) at a copper price of $1.30/lb (2006$). The current copper price is considerably higher than $1.30/lb. As a result, the key financial parameters were also determined at $1.88/lb (2006$), which is the three year trailing average price of copper in line with the US Securities and Exchange Commission ("SEC") requirements, to show the impact of a higher copper price. A summary is provided in Table 3.1.

The economic analysis set out below is based on the Base Case and is provided solely to comply with the requirements of Canadian securities legislation, which preclude the disclosure of an economic evaluation which includes Inferred Resources. The Company in fact intends to develop the Project in accordance with the Development Case, which it believes is the optimal approach and realistic given the Company's historic and anticipated conversion of Inferred Resources to Indicated Resources. The Company further believes that the Development Case will generate significantly higher Net Cash Flows (up to 150%) and Pre and Post Tax NPVs (up to 50%) than those indicated in the Base Case.

Table 3.1 Lumwana Copper Project - Key Financial Parameters

Element	Units	Copper Price $1.30/lb	Copper Price $1.88/lb
Summary of Financials			
Pre-tax IRR (real)	%	16.5	39.0
Pre-tax NPV (0% real)	$ M	945	2,850
Pre-tax NPV (8% real)	$ M	316	1,428
Pre-tax NPV (10% real)	$ M	220	1,207
Post-tax IRR (real)	%	14.4	34.3
Post-tax NPV (0% real)	$ M	732	2,161
Post-tax NPV (8% real)	$ M	215	1,060
Post-tax NPV (10% real)	$ M	135	887
Net Cash Flow Before Capital and Tax	$ M	1,792	3,697
Net Cash Flow After Capital and Before Tax	$ M	945	2,850
Average Cash Cost – First 5 Years	c/lb Cu	73.8	79.7
Average Cash Cost - Life of Mine	c/lb Cu	79.8	85.7
Pre-Production Capex	$ M	511	511
Pre-production Mining Fleet	$ M	165	165
Pre-production Contingencies & Exploration	$ M	39	39
Deferred Capex	$ M	132	132
Total Project Capex	$ M	847	847
Payback Period	years	3.5	1.6
Copper Produced from Smelting	kt	1,688	1,688
Copper Price (2006$)	$/lb	1.30	1.88

4. INTRODUCTION AND TERMS OF REFERENCE

Equinox is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and whose Clearing House Electronic Subregister System ("CHESS") Depositary Interests ("CDIs") representing such shares are listed on the Australian Stock Exchange.

This report replaces the Amended Technical Report – Lumwana Copper Project dated October 2005 which was originally filed with the Canadian Securities Regulatory Authorities in June 2004 in connection with the filing of the initial public offering prospectus of Equinox. The changes reflected in this Technical Report provide updated information regarding the development of the Lumwana Project. This Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The information and data, which is of a technical nature, contained in this Technical Report is based on the "Development Case" which contemplates a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37 year mine life. Financial/economic evaluation contained in this Technical report has been carried out based on the "Base Case" which utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years, however this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

The information and data contained in this report is derived from the BFS prepared by Aker Kvaerner (previously Kvaerner E & C Australia Pty Ltd) in conjunction with Golder, the FEED package prepared by GRD Minproc and Knight Piésold, and subsequent detailed design and review completed by ABJV.

The aim of the BFS was to demonstrate the technical and economic feasibility of the Lumwana Project. The aim of the FEED package was to update the operating and capital cost estimates in preparation for the detailed engineering and construction of the Lumwana Project. Project construction commenced during the fourth quarter of 2005, which includes commencement of dam construction for the tail and water storage facilities, completion of the key arterial roads, clearing and stripping activities on the Malundwe pit foot-print, clearing and site preparation activities for the process plant site and heavy industrial area, and provision of construction accommodation.

This Amended Technical Report has been prepared by the authors, with Michael Davis, Robert Hanbury, Tim Miller and Ross Bertinshaw as qualified persons, to the standards specified in National Instrument 43-101-Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

Ross Bertinshaw visited the Lumwana site on 19th and 20th September 2002. Robert Hanbury visited the Lumwana site on the 28th June to 13th July 2005.

All dollar amounts are presented in US Dollars. The capital cost estimate was based upon a date of 20th September 2006 and the following foreign exchange rates have been applied to all operating cost estimates and financial analysis. The foreign exchange rates to the United States Dollar used are detailed in Table 4.1.

Table 4.1 Exchange Rates to the United States Dollar

Currency	Exchange Rate
Australian Dollar	1.32
Euro	0.78
Zambian Kwacha	3000
South African Rand	6.334
United Kingdom Pound	0.580

4.1 GLOSSARY

Accuracy	The ability to obtain the correct result
ASX	Australian Stock Exchange
BFS	Bankable Feasibility Study
Blank	Sample without metal content to check possible contamination during assaying (e.g. crushed glass)
CDIs	CHESS Depositary Interests
CHESS	Clearing House Electronic Subregister System
Conditional simulation	Numerical modelling technique to analyse variability of deposit over estimated area.
CM1	A composite sample representing the Chimiwungo sulphide deposit
CM4	A composite sample representing the high grade cobalt section of the Chimiwungo sulphide deposit
Cut-off	Grade above which mineralised material is considered to be ore.
dkt/a	Dry thousand tonnes per annum
DFS	Definitive Feasibility Study
DGPS	Differential Global Position System - More accurate version of GPS
Dilution	Non-ore material that gets mixed with ore during the mining process
DTM	Digital terrain model - Electronic computer model of topography
Duplicate	Sample that has been split from another to check the field sampling or laboratory's precision
FAG	Fully Autogenous Grinding - a grinding technology which does not use any grinding media (e.g. mill balls) only the rocks themselves.
FEED	Front End Engineering and Development
HQ	Diamond core diameter 63.5 mm
IDZ	Codes used by Equinox to define litho-stratigraphic units in the resource database
IP	Induced Polarisation – geophysical exploration technique
Jones Riffle Splitter	Equipment to split samples into smaller, representative amounts for assay (mainly used for RC samples)
JORC	Australasian Joint Ore Reserves Committee

Kriging	Grade estimation technique incorporating variability by distance
LME	London Metal Exchange - one of the world's premier non-ferrous metal markets
Mining Loss (Recovery)	Mining loss is ore material that is not recovered during the mining process. Mining recovery is simply the converse (i.e. the material that is left after ore loss).
MM2	A composite sample representing the Malundwe sulphide deposit
MM3	A composite sample representing the high grade uranium section of the Malundwe sulphide deposit
NQ	Diamond core diameter 47.6 mm
Ordinary Block Kriging	Estimation of grades into block model using a grade estimation technique incorporating variability by distance
Ore	Mineralised material that can be economically mined
PQ	Diamond core diameter 85.0mm
Precision	The ability to obtain the same result each time
RC	Reverse Circulation Percussion Drilling – style of drilling which gives chip samples rather than a core sample
Reference sample	Specially prepared sample whose metal grade is very accurately known and certified
ROM	Run of Mine
SAG	Semi Autogenous Grinding - a grinding technology which uses a smaller amount of grinding media (ie mill balls) compared with ball milling
SEM	Scanning Electron Microscope
Strip Ratio	Ratio of waste that needs to be mined to obtain a unit of ore. Usually expressed as tonnes of waste to tonnes of ore.
Tailings	The reject material from the processing plant
Tropari	Down hole survey device
TSX	Toronto Stock Exchange
Unfolding	Takes curved surface and mathematically lays it flat to allow correlation of samples / assays
UTM	Universal Transverse Mercator grid is an internationally recognised co-ordinate system to enable the pinpointing of any location on the planet.
Variogram	Mathematical and graphical way of representing variation of data as a function of separation distance
Vulcan	Computer program by Maptek that is used to carry out resource estimation and mine planning.
wmt	Wet metric tonnes
WGS 84 datum	World Geodetic System 1984 – A datum is a definition of the shape of the earth on to which co-ordinates systems such as UTM are applied. The WGS 84 was adopted as a world standard and is used by GPS.

Whittle 4X	Computer software program by Gemcom that finds the maximum value pit outline for a set of parameters such as price, costs, pit slope angles, metal recovery.
XRD	X-Ray Diffraction analytical technique.

5. RELIANCE ON OTHER EXPERTS

In preparing the October 2006 Technical Report, the ABJV has relied on the work of Dean David of GRD Minproc Ltd, the qualified person responsible for Sections 6.1, 6.2, 6.3, 6.5, 7.2, 7.3, 7.4, 18, 23.2 and 23.5 of the former technical report, which, for most parts have not been changed for purposes of this report. ABJV has endeavoured, by making reasonable enquiries, to confirm the accuracy and completeness of the information prepared or reviewed by Dean David which forms the basis of those sections, and has found the assumptions and conclusions contained therein to be reasonable.

This Technical Report has been prepared for the Company by ABJV, Golder Associates Pty Ltd, Knight Piésold Pty Ltd and Investor Resources Finance Pty Ltd (the "**Authors**") based on assumptions as identified throughout the text and upon information and data supplied by:

- Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006
- Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006
- The reports prepared by marketing group Neil S. Seldon & Associates Ltd entitled "Copper Concentrates Marketing Prices Treatment Charges and Logistics Review for the Lumwana Copper Ventures Limited Lumwana Project" dated May 2005 and "Lumwana Logistics Review" dated July 2005 in the preparation of Section 23.4.
- The PricewaterhouseCoopers reports entitled "Another Balancing Act – The Zambian Budget 2005" and Zambia Tax Datacard 2004/2005 and the Deloitte and Touche report entitled "Report on Zambian Taxes Applicable to Equinox Copper Ventures Limited" and the Draft Development Agreement between the Government of the Republic of Zambia and Equinox Copper Ventures Limited have been relied upon in the preparation of Section 23.5.
- The reports prepared by Corpus Globe Advocates entitled "Legal Due Diligence Report (Zambia) for Toronto Stock Exchange Listing" dated 26 February 2004 and "Corporate status of the Zambian subsidiaries of Equinox Minerals Limited" dated 25 August 2005 have been relied upon in the preparation of Sections 6.1, 6.3, 6.5, 23.5 and 23.7.

The October 2006 Technical Report is to be read in the context of the methodology, procedures and techniques used, the Authors' assumptions, and the circumstances and constraints under which the Report was written. The Report is to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

The Authors have, in preparing the October 2006 Technical Report, followed methodology and procedures, and exercised due care consistent with the intended level of accuracy, using their professional judgment and reasonable care. However, no warranty should be implied as to the accuracy of estimates or other values and all estimates and other values are valid only as at the date of the October 2006 Technical Report and will vary thereafter.

Parts of the October 2006 Technical Report have been prepared or arranged by the Company or third party contributors, as detailed in the document. While the contents of those parts have been generally reviewed for reasonableness by the Authors for inclusion into the Report, they have not been fully audited nor sought to be verified by the Authors. The Authors are not in a position to, and do not, verify the accuracy or completeness of, or adopt as their own, the information and data supplied by the persons or companies described in paragraph 2 of the Section 5.0, and each other's contributions.

6. PROPERTY DESCRIPTION AND LOCATION

As highlighted in Figure 6.1, the Lumwana Project is located in the North Western Province of Zambia, approximately 65 km west from the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka.

Zambia is a landlocked country positioned in south-central Africa, between latitude 8 and 18 degrees south and longitude 22 and 34 degrees east. It has some eight countries on its borders, including Angola to the west, the Democratic Republic of Congo to the north, Tanzania to the northeast, Malawi to the east, Mozambique to the southeast and Zimbabwe, Botswana and Namibia to the south.

Figure 6.1 Map of Zambia


28° E
DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
LUMWANA Project
0
200km
Kasama
Mpika
Solwezi
Mufulira
Chingola
Kitwe
Ndola
13° S
13° S
MALAWI
ANGOLA
Mongu
Lusaka
ZIMBABWE
Major road
Railway
Livingstone
NAMIBIA
Lumwana LML 49
28° E

The Lumwana Retention Licence RL-01, which covered 1 355 km^2 and included the two major copper deposits, Malundwe and Chimiwungo together with numerous exploration prospects which make up the Lumwana Project, was converted to a large-scale mining licence (LML-49) on 6 January 2004. LML-49 covers copper, cobalt, gold, silver and any additional minerals that may be commercially extracted or that are required for the Lumwana development. This licence is valid for 25 years (from 6 January 2004) and is renewable for a further 25 years. Reference should be made to Section 6.3 which details the ownership of the Lumwana Project.

Figure 6.2 shows the outline of LML-49, with Table 6.1 giving the co-ordinates of the corner points. LML-49 was surveyed by the Ministry of Mines and Mineral Development surveyors in October 2005 and the Large Scale Mining Licence First Schedule was amended to reflect this on 2 November 2005 using UTM co-ordinates based upon an ARC 1950 datum.

Table 6.1 LML-49 Co-Ordinates

Point	Latitude	Longitude	UTM Northing	UTM Easting
A	12°04'00"S	25°43'00"E	8 665 747.67	360 321.85
B	12°03'00"S	25°44'00"E	8 667 599.20	362 125.44
C	12°02'00"S	25°59'10"E	8 669 556.24	389 637.50
D	12°12'30"S	26°03'30"E	8 650 231.00	397 566.00
E	12°23'10"S	25°59'30"E	8 630 415.00	390 387.00
F	12°23'10"S	25°43'00"E	8 630 415.93	360 321.82
□ Note Latitude and Longitude co-ordinates are rounded up transformation of the UTM co-ordinates which are listed on First Schedule				

Figure 6.2 Map of the North Western Province


NORTH WESTERN PROVINCE
25°
26°
27°
DEMOCRATIC
REPUBLIC OF CONGO
MWINILUNGA
12°
B
A
C
D
SOLWEZI
F
E
13°
CHIZELA
KABOMPO
KASEMPA
N
0
40km
Main Road
Main Rivers
International
Boundary
Equinox
LML 49

The conditions on the licence are:

- The holder shall submit a program for employing and training Zambians for jobs to be held by non-citizens.
- The holder will commence mining/prospecting only with an approved program of work.
- The holder shall comply with the specification of the environmental plan including its proposals for prevention of pollution, treatment of wastes, the protection and reclamation of land and water resources and for eliminating or minimising the adverse effects on the environment of mining operations.
- The holder shall not enter into any agreements with any other party for any operations in the area without the consent of the Minister, including change of control or shareholding and directorship of the company as required by Sections 54 and 55 of the Mines and Minerals Act, 1995.

- The holder shall comply with provisions of the development agreement as entered into as per Section 9 of the Mines and Minerals Act.

- The holder shall comply with all other relevant provisions of the Mines and Minerals Act.

- Payment of annual fees on the anniversary date of the licence.

- A requirement for the holder to notify the Director of Mines of any changes it plans to make to its approved program of operations.

The conditions as given above are reasonable and should have no particularly adverse impact on the project. Equinox has agreed to comply with all conditions of its licence and keep the Mines and Minerals Development Department informed on the project's development.

6.1 DEVELOPMENT AGREEMENT

The Minister of Mines and Minerals Development is permitted to enter into a development agreement with the holder of a large-scale mining licence for the purpose of encouraging and protecting large-scale investments in Zambia's mining sector. The Lumwana Development Agreement between Equinox and the Government of the Republic of Zambia was signed on 16th December 2005 providing a 10 year stability period for the key fiscal and taxation provisions related to the Project.

Key issues defined in the Lumwana Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has been a deferral of payment of various customs and excise duties and imposts and a confirmation that there will be no withholding tax payable on the remission of profits or the repatriation of capital.

Other provisions contained in the Lumwana Development Agreement deal with:

- Arbitration

- Employment

- Energy and supply

- Exchange control

- Export regulations and procedures

- Regulations and management of companies

- Mining operation, curtailment of production, resumption of production and closure

- Waiver of Government's sovereign immunity

- Investment agreements and enforcement of foreign awards.

Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (PPA). The PPA only triggers upon extinguishment of the

Lumwana Project debt facilities and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold. The total amount due in the event of the above occurring is capped at $50M with a further $50M potentially payable for a "windfall" margin between copper price and Lumwana operating costs. Based on the copper price used for the design of the Lumwana engineered pits, no PPA is payable.

6.2 PROPERTY LAYOUT

Figure 6.3 shows the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

A fully sustainable township is planned for the mine employees and their dependants, as well as associated contractors and suppliers required to work during mine operation. This model is designed to maximise home ownership for Zambian employees through the provision of low interest loans by financing institutions to promote a fully integrated community open for development. A light industrial and small business area is incorporated to promote local business activity. The township development will also include recreational facilities, commercial areas, places of worship and schools as appropriate in the various areas.

6.3 OWNERSHIP/ROYALTIES

Equinox owns 100% of the Lumwana Project. As a result of funding the BFS, Equinox earned a 51% vested interest in the Lumwana Joint Venture ("LJV") and, on December 31, 2004, acquired the remaining 49% interest from Phelps Dodge. Phelps Dodge retains a 1% net smelter return which Equinox has the option to acquire either for a payment of $10.6M on a development decision or for a payment of $12.8M on the commencement of commercial production.

A royalty of 0.6% of gross metal value produced will be payable to the Zambian Government.

Figure 6.3 Lumwana Copper Project – Proposed Layout Drawing of the Development Case


MALUNDWE
MAIN PIT
WASTE
DUMP
PROCESS
PLANT
MALUNDWE
SOUTH EAST PIT
CHIMIWUNGO
PIT
WASTE
DUMP
WASTE
DUMP

6.4 ENVIRONMENTAL LIABILITIES

This is a greenfields site with no pre-existing environmental liabilities.

6.5 SURFACE RIGHTS

6.5.1 General Position on Land Ownership Rights in Zambia

There is no freehold property in Zambia and all land in Zambia is vested in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals is vested in the person holding a license as issued from the Ministry of Mines. Therefore, one person may be the owner of the surface right and another, the holder of mineral rights pertaining to the same land. As discussed in Section 6.0, Equinox holds the mining license LML-49 for the Lumwana Project.

Certain restrictions on access to surface rights will apply in certain circumstances such as access to:

- Land dedicated as a place of burial
- Any land containing any ancient monument or national monument as defined in the National Heritage Conservation Commission Act
- Any land which is within 90 m of any building or dam owned by the Republic
- Any land forming part of a Government aerodrome as defined in the Air Navigation Regulations made under the Aviation Act
- Any land falling within a forest reserve.

In each of these cases, the written consent of the appropriate authority will suffice to permit use and access.

A Heritage Survey was undertaken as part of the Environmental Baseline Study. This survey found that some rock shelters and engravings exist and are located upstream of the Malundwe deposit and downstream of the area proposed for the tailings storage facility, but are likely to be affected by the construction of a cross valley overburden dump. Due to it not being feasible to re-locate the waste dump, it has been agreed with the National Heritage Commission that some of the engravings will be removed, prior to project development being undertaken, and stored in a museum for future reference. The remaining engravings cannot be removed because it would breach the Zambian mining regulation on the grounds of safety.

The holder of the Mining License will also require the written consent of the owner or legal occupier thereof, or his duly authorised agent, for use or access to any land which is the site of, or which is within 180 m of, any inhabited, occupied or temporarily uninhabited house or building, or within 45 m of any land which has been cleared or ploughed or otherwise prepared in good faith for growing of farm crops or upon which farm crops are growing.

Equinox advises that there are no residences within the proposed disturbance area. There is, however, agricultural activity which has been surveyed and for which compensation rates have been approved by the regulatory authorities. A comprehensive crop compensation program involving all affected farmers, the three local chiefs and the Zambian government was completed by end March 2006. This involved 531 farmers and a crop area of approximately 495 hectares. As part of the process the effected local farmers were allowed to harvest the effected crops until 30 April 2006. The compensation process has been completed.

It is concluded that Equinox has a Mining License that is fully enforceable against third parties. Each of the aforementioned interests and rights is currently in good standing.

6.5.2 Acquisition of Title to Land in Zambia

Land in Zambia is categorised as:

- State or reserve land
- Customary land
- Trust land.

The procedure for procurement of title or use of such land varies with each category. The land over which Equinox seeks to develop the Lumwana Project will fall into three categories: customary land; state land; and forest reserve (which is also state land but has different rules pertaining to the acquisition of rights to its use).

Customary land is held by three local chiefdoms in the Lumwana area (Chief Mukumbi, Chief Mumena and the Matebo Royal Establishment Committee) ("The Royal Chiefs of Lumwana") who hold the land in trust for the benefit of their communities. It is not possible to obtain a tenancy directly from The Royal Chiefs of Lumwana for the use of the property because the lease is in respect of undeveloped land. Since it is the intention of Equinox to construct major developments upon the land, it will be necessary to register the holding under legal title in order to ensure security of tenure. A Memorandum of Understanding was signed on the 7 August 2005 under which The Royal Chiefs of Lumwana agreed to grant surface rights to Equinox for the Lumwana Project.

Title to state land will normally be automatic where it falls within the general area over which the mining license is granted.

Although it is unlawful to deal in forest produce or to build or construct or operate any plant, machinery or equipment in a forest reserve without a proper licence, there is a general exemption from this restriction for companies holding a mining licence subject to due compliance with the provisions of the Forest Act.

6.5.3 Forfeiture of Interest in Land in Zambia

The procedures for forfeiture of land in Zambia are comprehensively set out in statute and the Zambian Constitution protects all interests in land. No land can be compulsorily acquired other than in accordance with the Land Acquisition Act and market value compensation must be paid once formal procedures for acquisition have been complied with.

6.5.4 Squatter Interests

Under Zambian law, squatter rights are not recognised.

7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 TOPOGRAPHY

The topography of the project area is characterised by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 mRL within the Lumwana East River watercourse to around 1,410 mRL within the general vicinity of project operations.

7.2 TRANSPORT

The main access to Lumwana will be via road. The Project plant site is accessible via a 10 km road branching off the The Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North Western Province. This important artery is a two-lane bitumen highway that requires improvement in some stretches however, the Government of Zambia is committed to upgrading the highway and work has already commenced.

Air access will be available in this remote location for emergency and medivac air facilities that may be required during the construction and operational phases of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana site, and Mwinilunga, some 84 km to the west.

The type of transport required to service the Mine and Concentrator includes fuel tankers; 55 t capacity, tarpaulin covered, truck and trailer road train (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 road trains per day, as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

7.3 CLIMATE

The region has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm.

Mean annual humidity at Mwinilunga is 65% to 70%, but varies from a minimum of 45% in the cool dry season to a maximum of 90% in the wet season. Humidity levels peak in October prior to the onset of the rains.

Table 7.1 summarises meteorological data for the Lumwana camp (1998/99) and Figure 7.1 details the monthly rainfall and humidity data for Solwezi.

Table 7.1 Lumwana Meterological Data

Parameter	Description	Value
Rainfall	Average Annual	1 310 mm
	Peak Annual Rainfall (5 years)	1 500 mm
Temperature	Maximum (day time, October)	34.2°C
	Minimum (night time, June)	4.0°C
Wind Frequency	Mean speed	0.3 m/s
	Maximum speed	14.8 m/s
	Prevailing wind direction	South-southeast
	Remainder Of Year	North-northwest

Figure 7.1 Monthly Rainfall and Humidity Data


350
300
250
200
150
100
50
0
January
February
March
April
May
June
July
August
September
October
November
December
Rainfall (mm)
Evaporation (mm)

7.4 VEGETATION

The predominant vegetation is Miombo woodland. Generally, the area is well wooded, with a good vegetation cover. The project area is not pristine due to the impacts from tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses.

The soils of the area are typical of those found in sub-tropical regions, being heavily leached, low in nutrients and of poor fertility. Subsistence farming is practiced using the traditional Masala method (slash-and-burn). Farming is the main source of livelihood. The main crop is cassava, with maize, sweet potatoes, beans and pineapples grown in the slightly more fertile dambo soils. Cultivated land is concentrated close to the T-5 main road and the unsealed road to Chief Mukumbi's village. There are no permanent dwellings in the mine area, although some peripheral subsistence farming is practised and temporary wooden shelters are erected during the growing season. Project development will not require the relocation of any indigenous peoples.

There is very little wildlife in the area, mainly due to population pressure and over-hunting.

8. HISTORY

The summary of the exploration and project assessment history of the Lumwana Project is as follows:

- 1930s: Prospectors discovered copper in the Lumwana East River adjacent to the Malundwe copper clearing.
- 1957 to 1961: Roan Selection Trust Limited ("RST") conducted regional geochemical and geophysical exploration in the Mwinilunga Concession that covers Lumwana.
- 1961 to 1965: RST drilled the Malundwe discovery hole in 1961 and the Chimiwungo discovery hole in December 1962.
- 1966 to 1968: RST fieldwork was limited to the collection of environmental baseline data. A mining scoping study, including the first resource and reserve estimation, was completed by RST in 1968.
- 1969 to 1974: American Metal Climax Inc ("AMAX") took over RST and a new company called Mwinilunga (1970) Limited was formed to explore Lumwana through a joint venture between AMAX and Anglo American plc. During this period the Chimiwungo South mineralisation was discovered.
- 1975 to 1976: The Zambian copper industry was fully nationalised and Lumwana was transferred to Mindeco Limited (precursor to Zambia Consolidated Copper Mines Limited (ZCCM)). Rio Tinto-Zinc Corporation (R.T.Z) Consultants were commissioned by Mindeco to complete a pre-feasibility study in 1976.
- 1981 to 1990: Azienda General Italiana Petroli ("AGIP") in joint venture with Compagnie Generale Des Matieres Nucleaires ("COGEMA") conducted uranium exploration in the Mwombezhi Dome. A drilling program was conducted by the joint venture in the two deposits and the 1990 Pre-feasibility Study was completed by Mining Italiana S.p.A, which focussed on developing the Valeria copper uranium deposit at Malundwe and a small portion of the Chimiwungo deposit.
- 1992 to 1996: Phelps Dodge applied for the Mwombezhi Dome PL in late 1992 and commenced exploration re-focusing on the two copper deposits. Two pre-feasibility studies were also completed applying different development scenarios.
- 1997 to 1999: Phelps Dodge attempted to farm-out the project with a number of limited economic / mining studies completed by both Phelps Dodge and potential joint venture partners.
- 1999 to 2000: Equinox entered into a Joint Venture with Phelps Dodge in August 1999 and completed a due diligence study which included reporting Mineral Resources in compliance with the JORC Code by consultants, Resource Services Group.
- 2000 to 2001: Equinox commissioned Bateman Engineering Pty Ltd ("Bateman") to conduct a pre-feasibility study that included reporting Mineral

Resources in compliance with the JORC Code and mine design by Mining Resource Technology Pty Ltd ("MRT").

- 2001 to 2003: The Equinox Lumwana BFS was completed using Aker Kvaerner as Principal Consultant for overall project management. Golder was responsible for all geoscientific, environmental and tailings dams studies. This also included an extensive two phase resource definition, metallurgical sampling, geotechnical and hydrogeological drilling program (November 2001 to February 2002 and April to November 2002).

- 2004 to 2005: An induced polarisation and RC drilling program was carried out which discovered the Chimiwungo North deposit (November 2004). GRD Minproc was appointed the FEED contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005. GRD Minproc was responsible for the processing plant and infrastructure, Golder was responsible for the resource estimation of the Chimiwungo North deposit and Equinox updated the mining plan, with Knight Piésold responsible for the tailings and water management sections. Additional metallurgical and geotechnical drilling, sampling and testwork was also undertaken during this period. In December 2005 Project Development commenced with the construction of mine access roads and the first stage of the construction camp.

- 2006: In January, the ABJV was awarded the project development contract Lumwana, being initially an Engineering Procurement and Construction Management (EPCM) schedule of rates contract, converting to an EPC fixed price contract. In February, Equinox completed an infill combined RC and diamond core drill program within the northern half of the BFS Chimiwungo Main Pit. In May, Equinox commenced a significant program of ground IP geophysics over five areas to define drill targets. Exploration and projects development were ongoing at the time of the compilation of this report. Project development works continued in the first half of 2006 with plant site and water dam earthworks and the expansion of the construction camp.

Table 8.1 and Table 8.2 contain a summary of the historical Malundwe and Chimiwungo copper tonnage and grade estimates and ore reserves, from 1976 to 2003. Note all pre 1999 estimations are not necessarily to JORC or National Instrument 43-101 Standards.

Table 8.1 Previous Copper Resource Estimates (1976 To 2003)

	Copper Resource Estimates (Measured + Indicated + Inferred)							
Deposit	RTZ Consultants[1]		Bateman[2]		RSG[3]		Golder[4]	
Year	1976		1995		1999		BFS 2003	
Cu % Cut – Off	0.10%		0.20%		0.20%		0.20%	
	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu
Malundwe	135.0	0.97	125.0	0.94	152.3	0.87	161.7	0.89
Chimiwungo	822.0	0.66	892.1	0.70	911.6	0.63	739.6	0.66
Total	957.0	0.70	1017.1	0.73	1063.8	0.67	901.2	0.70
No. of Drill Holes:								
Malundwe	128		293		235		563	
Chimiwungo	130		173		173		398	
Estimation Method	Single Ore Package model and RTZ's Grade Evaluation Program		Seam models on individual Ore Schist units and Inverse distance squared		Single ore Package model and multiple indicator kriging		Seam model for each domain (Hangingwall, Ore Schist, Internal Gneiss and Footwall) using ordinary Kriging	
Notes:								
1	Pre-JORC Code – resource stated by RTZ as all measured category.							
2	Pre-JORC Code – no differentiation between Measured, Indicated and Inferred Resources.							
3	RSG Estimate - Measured, Indicated and Inferred Resource; JORC Standard.							
4	Golders 2003 BFS Estimate - Measured, Indicated and Inferred Resource; JORC Standard.							

Table 8.2 Previous Malundwe and Chimiwungo Ore Reserves (1976 to 2003)

	Ore Reserve Estimations from 1976 to 2000							
Deposit	RTZ Consultants[1]		Bateman[2]		MRT[3]		Golder[4]	
Year	1976		1995		2000		BFS 2003	
Cu % Cut - Off	0.30%		Based on profit = 0		0.20%		Oxide – Mal 0.29% Oxide – Chi 0.36% Sulph – Mal 0.19% Sulph – Chi 0.28%	
	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu	Tonnes (Mt)	Grade % Cu
Malundwe: Proven + Probable	92.0	1.12	55.4	1.05	84.9	0.98	95.0	0.97
In Pit Inferred							7.7	0.78
Chimiwungo: Proven + Probable	491.0	0.80	126.4	0.70	245.1	0.64	117.0	0.69
In Pit Inferred							137.0	0.60
Total: Proven + Probable	583.0	0.85	181.8	0.81	330	0.73	212.7	0.82
In Pit Inferred							144.7	0.61
Notes:								
1. Pre-JORC Code – resource stated by RTZ as all measured category.								
2. Pre-JORC Code – no differentiation between Proven and Probable Reserves and Inferred Resources.								
3. MRT Estimate - Proven + Probable Ore Reserve + Inferred Resource; JORC Standard.								
4. Golder BFS Sulphide Estimate - Proven + Probable Ore Reserve + Inferred Resources, JORC Standard. Malundwe cut-off is based on a concentrate product route and Chimiwungo cut-off based on a copper cathode product.								

9. GEOLOGICAL SETTING

The Lumwana copper + cobalt + gold + uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. The Lufilian Arc is a major tectonic province characterised by broadly north-directed thrust structures and antiformal Basement inliers or domes surrounded by Katangan metasediments, which host the Central African Copperbelt.

In Zambia, the Lufilian Arc contains variably deformed and metamorphosed Late Proterozoic metasediments and volcanics of the Katangan Lower and Upper Roan, and the Lower and Upper Kundelungu Supergroups, unconformably overlying the Basement. The Basement consists of older metamorphosed gneisses, schists, migmatites, amphibolites and granitoids. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding producing the late Neoproteozoic Lufilian Arc.

The Mwombezhi Dome extends some 67 km northeast and is up to 20 km wide in the northwest direction. LML-49 occupies the north eastern lobe of the Dome. The edge of the Mwombezhi Dome is interpreted as being defined by a regional shear zone which consists of intensely sheared muscovite - quartz ± talc ± hematite ± kyanite schist containing, generally at the structural top, semi-continuous lenses of resistive, variably micaceous and carbonate bearing high magnesium quartzite interpreted to be Lower Roan and referred to locally as the Rimming Quartzite.

The regional geology of the Copperbelt is shown below on Figure 9.1.

Figure 9.1 Zambia – Copperbelt Regional Geology


28° E
Lumwana
Project
Ndola
13° S
13° S
Livingstone
Geology
Kalahari sands and alluvium
Karoo sediments
Katanga metasediments
Lower Roan "Mine Series"
Muva metasediments
Gneiss
Metavolcanics/metasediments
Granite
Mineralisation
Gold
Copper and Cobalt
Copper
Gold and Copper
Iron
Uranium
Lumwana LML -49
0 200km
28° E

The precise structural setting inside the Dome below the decollement is still being resolved, but a number of Lufilian age, layer parallel shear zones are recognised. These shears structurally emplace the Katangan units within the Basement, producing a series of tectono-stratigraphic sheets, which have been thrust on top of two central cores of the Mwombezhi Dome. Within the LML-49, these include the Malundwe and Chimiwungo Sheets, which host the two orebodies.

The local stratigraphy of the two deposits is broadly based on the original Basement-Katangan stratigraphy but is overturned and modified by shearing, high grade metamorphism and thrusting. The resulting stratigraphy and lithologies are the product of tectonic, metasomatic and metamorphic processes during the Lufilian Orogeny, which bear little resemblance to the original lithology of the rock and thus the current sequence is tectono-stratigraphic in origin. Although the two deposits are considered to be within different thrust sheets, and in detail have different tectono-stratigraphies, they share a number of similarities.

The local geology of the Lumwana deposit is shown below in Figure 9.2.

Figure 9.2 Lumwana Copper Project – Local Geology


N
0
10Km
Decollement
Malundwe
Lubwe
Chimiwungo North
Chimiwungo
Katangan
Rimming Quartzite
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Shinyinda Sheet
Malundwe Sheet
Kamaranda Sheet
Basement
Pit
JORC Resource
Non-JORC Mineralised Zone
Thrust
Fault
Lumwana LML -49

10. DEPOSIT TYPES

The Lumwana Project contains two major copper deposits, Malundwe and Chimiwungo, (includes Chimiwungo Main, Chimiwungo South and Chimiwungo North mineralised zones) which are structurally controlled deposits of Central African Copperbelt type. The world-class metallogenic province spans across the Copperbelt and North Western Provinces of Zambia and the Katangan Province of the Democratic Republic of Congo. Of the two major deposits, Malundwe is smaller, but with higher copper grade and contains discrete zones of uranium and gold mineralisation with occasional sporadic high cobalt (>0.1%). Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt and contains a number of significant high grade (>0.1%) cobalt zones plus some sporadic uranium mineralisation.

11. MINERALISATION

The copper mineralisation at Malundwe and Chimiwungo (includes Chimiwungo Main, Chimiwungo South and Chimiwungo North mineralised zones) is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallised muscovite–phlogopite-quartz-kyanite schists with disseminated sulphides (typically ≤5%) dominated by chalcopyrite and bornite.

The ore host is locally referred to as Ore Schist, which has an intensely transposed, layer-parallel foliation defined by both layer-parallel alignment of the mica and quartz. The interpreted mineralised zone comprises a series of interbanded ore schists and gneissic units, which are structurally controlled. This is a result of regional thrusting and possible nappe folding causing the overturning of the sequence. The internal structure of the zone or ore package is attenuated and boudinaged in parts, causing lensing along strike and down dip. Within the mineralised zone, gneissic units are typically barren with respect to copper, gold, cobalt and uranium grades.

The distribution of copper mineralisation is consistently controlled by visible strata bound geology, with high consistency of copper grade. The grade continuity is aligned to an observed north-south mineralisation stretching lineation.

The overall length of mineralisation at Malundwe is approximately 6 km in the north-south orientation, and up to 1.5 km wide (east-west) as a single Ore Schist horizon. The mineralisation outcrops at surface to the east, and extends to maximum depth of approximately 200 m below surface to the west. The mineralisation has an overall gentle dip to the west and plunges to the south. It appears closed off to the west and north but is open to the south, down plunge.

The Chimwungo deposit is partitioned into three zones by two steep west northwest trending dip slip fault zones. From south to north these mineralised zones are referred to as Chimiwungo South, Chimiwungo Main and Chimiwungo North.

Chimiwungo South mineralised zone is located south of the Chimiwungo South Fault. The mineralisation consists of a package of three Ore Schist horizons: Upper Ore Schist, Main Ore Schist and Lower Ore Schist separated by two continuous barren gneiss zones the Middle Gneiss and the Lower Gneiss. The mineralised package and the individual Ore Schist and Gneiss zones have a gentle south dip and plunge. The mineralisation extends up to 1 km north-south and 1.7 km in the east-west orientation and is open to the east and south with the limit of drill definition of the mineralisation extending down to approximately 370 m below surface. The northern limit of Chimiwungo South is the Chimiwungo South Fault.

Chimiwungo Main mineralisation is the down thrown continuation of Chimiwungo South mineralisation on the north side of the Chimiwungo South Fault. It consists of the same package of Ore Schist and Gneiss units which have a similar average dip and plunge to Chimiwungo South. Drill definition of the mineralisation extends 1.5 to 2.4 km north-south, and 4.2 km in the east-west orientation. The deepest mineralisation is located at approximately 460 m below surface at the southern limit of the Chimiwungo Main deposit just before it is upfaulted to near surface by the Chimiwungo South Fault zone by two main fault splays.

Chimiwungo North is located approximately 300m north of the northern margin of Chimiwungo Main mineralised zone. It is separated from Chimiwungo Main by a

steep dip slip fault zone called the Chimiwungo North Fault. This fault has dropped the mineralization on the northern side of the fault preserving it from erosion. In the area drilled the mineralization consists of one ore schist unit which appears to have formed by the merging of the three Ore Schist units seen in Chimiwungo Main. The mineralised zone dips and plunges gently to the south and extends over an area of 700 m (N-S) by 450 m (E-W). The southern boundary is constrained by the Chimiwungo North fault but it remains open to the west, east and north with the limit of drill definition of the orebody extending down to a depth of 108 m.

Typical cross sections through Malundwe and Chimiwungo (Main and South) and Chimiwungo North are presented below in Figure 11.1, Figure 11.2 and Figure 11.3 respectively.

Figure 11.1 Malundwe Mineralisation - Cross Section (Looking North)


W (Looking North)
370600E
370800E
371000E
E
1300RL
1200RL
1100RL
0
100m
Leached overburden
Hangingwall gneiss
Oxide ore
Sulphide ore schist
Footwall gneiss
Epidote schist
Drill hole
MALUNDWE CROSS SECTION 8648350mN

Figure 11.2 Chimiwungo Mineralisation – Cross Section (Looking West)


S (Looking West)
8641000N
8642000N
N
1500RL
1000RL
Fault
0
500m
Leached overburden
Hangingwall gneiss
Oxide ore
Upper ore schist
Middle gneiss
Main ore schist
Lower gneiss
Lower ore schist
Footwall gneiss
Drill hole
CHIMIWUNGO SOUTH AND MAIN CROSS SECTION 377630mE

Figure 11.3 Chimiwungo North Mineralisation – Cross Section (Looking West)


Fault
Overburden
Hangingwall Gneiss
Oxide Ore Schist Package
Sulphide Ore Schist Package
Footwall Gneiss and Schist
Visible Cu Oxide
Visible Cu Sulphide
0
400m
CHIMIWUNGO NORTH CROSS SECTION

12. EXPLORATION

The history of exploration at Lumwana is a long, but sporadic one, as highlighted in Section 8.0 History. Despite this, Lumwana has not been systematically explored for copper since the 1970's, with more recent explorers focussing on the existing deposits or on the uranium potential of the region.

Equinox has compiled a comprehensive Geographical Information System database of the Lumwana region using the historic exploration data and recent geophysics and drill hole information. This synthesis has enabled targets to be defined and prioritised for future exploration.

Since Equinox started exploration in 1999 at Lumwana the company has identified 28 copper ± cobalt and uranium targets within project (as shown in Figure 12.1). These targets have been prioritised using a number of parameters including the likelihood of locating shallow open pit mineralisation in proximity to the process plant site (under construction). Chimiwungo North mineralised zone was discovered in 2004 by drill testing of an induced polarisation geophysics ("IP") chargeability anomaly. This discovery is the first new sulphide copper zone to be delineated in the Lumwana area since 1971.

Figure 12.1 Lumwana Area Exploration Potential – Locations of Prospects


Lubwe
Malundwe
Chimiwungo North
Chimiwungo
0
10Km

In 2006, Equinox commenced a significant program of regional exploration at Lumwana focused on searching for Malundwe chalcopyrite-bornite style >1% copper deposits and structurally controlled uraninite uranium deposits. At the time of this report Equinox had completed 65 km^2 of induced polarisation geophysics ("IP"). This has identified significant new IP chargeability anomalies in the Kanga,

Chimiwungo North, Kababisa, and Kamaranda survey areas. Drill testing the new IP anomalies commenced in September 2006.

Figure 12.2 Lumwana Area Exploration Potential – IP Survey areas


N
0
10Km
Kamaranda
Malundwe
Kababisa
Lubwe
Chimiwungo North
Chimiwungo
Kanga
Kacangon
Rimming Quartzite
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Shinyinda Sheet
Malundwe Sheet
Kamaranda Sheet
Basement
Pit
JORC Resource
Non-JORC Mineralised Zone
Thrust
Fault
Lumwana LML -49
IP Surveys

The highest priority targets at the time of this report are in the Kanga, Chimiwungo North, Kababisa and Kamaranda areas which are discussed below.

12.1 KANGA

This prospect is located south along strike and down plunge of the Malundwe deposit. Previously named Malundwe South, a ground induced polarisation geophysical survey ("IP") in June 2006 identified a significant anomaly extending over a north-south strike of 2 km some 300 m south of the Malundwe pits. Most of the anomalous zone is coincident with the southern projection of the best copper mineralised zones at Malundwe and has not yet been drill tested. Sporadic historic drilling along the eastern margin, primarily by uranium explorers AGIP-COGEMA intersected copper mineralised Ore Schist and a number of discrete zones of uranium mineralisation. The IP response is similar to that seen within the Malundwe resource and based on previous experience Equinox believes there is a good chance for locating significant tonnages of copper mineralisation of similar grades to Malundwe potentially mineable by open pit methods. In addition, the eastern portion of Kanga contains surface and drill intersection zones of uranium anomalism. Drilling of this prospect commenced in the September 2006 quarter.

12.2 CHIMIWUNGO NORTH

Equinox discovered a new copper deposit in late 2004 called Chimiwungo North, about 300 m north of the planned Chimiwungo Main deposit (Figure 12.1) and approximately 3 km from the process plant site. Copper mineralisation has been identified in 28 of the 30 reverse circulation ("RC") drill holes drilled at Chimiwungo North on a nominal 100 x 100 m spacing. The drilled mineralised zone extends over an area of 700 m (N-S) by 450 m (E-W), and remains open to the west, east and north. A typical cross section through the Chimiwungo North deposit is provided in Figure 11.3. A resource for Chimiwungo North at a 0.2% cut-off is given in Table 19.5 below.

In June 2006 an IP survey looking for extensions to Chimiwungo North has identified a number of significant high chargeability IP anomalies to the east, north and west of the known mineralisation within 3 km of the process plant site. These anomalies appear to be associated with disseminated sulphide extensions of Chimiwungo Main and Chimiwungo North deposits and as possible new discrete sulphide mineralisation in an area called Kangrubwe. These anomalies require drill testing.

12.3 KABABISA AND KAMARANDA

Kababisa and Kamaranda prospects are respectively located 3.5 km northeast and 5 km north of the edge of the Malundwe open pit between 7 km and 11 km northwest from the process plant site. The 2006 IP survey has identified a 3.5 km north trending anomalous zone at Kababisa and at Kamaranda, three 1 – 2 km long northwest to north trending anomalies. These anomalies have similar IP responses to those associated with the Malundwe and Chimiwungo deposits. Based on previous experience Equinox believes the anomalies at Kababisa and Kamaranda have a high probability of representing significant zones of sulphide mineralisation that warrant follow-up drilling.

12.4 URANIUM EXPLORATION POTENTIAL AT LUMWANA

In addition to the uranium resources defined at Malundwe and Chimiwungo, there exists considerable additional exploration potential for uranium within the 1 355 sq km Lumwana Mining License. AGIP/COGEMA conducted an extensive regional uranium exploration program at Lumwana between 1981-1991 which defined a number of non-JORC compliant uranium mineralized zones and prospects outside of the proposed Lumwana copper reserve base. This provides potential for the development of additional uranium resources. The highest priority uranium target is located on the eastern side of the Kanga prospect southeast of the Malundwe pits which will be drill tested as part of the follow-up of the Kanga anomaly.

13. DRILLING

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Since that time, four companies have drilled within the resource areas as follows:

- RST and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961 – 1976: 315 diamond core holes
- AGIP Zambia Limited - COGEMA Joint Venture 1982 – 1990: 135 diamond holes and 87 tricone holes
- Phelps Dodge 1993 – 1999: 27 diamond and 14 reverse circulation ("RC") holes
- Equinox Copper Ventures Limited 2000 – 2003: 146 diamond holes and 486 RC holes.
- Equinox Copper Ventures Limited 2004: 30 RC holes.
- Equinox Copper Ventures Limited 2006: 10 RC holes and 39 diamond holes

Of the pre-Equinox drilling, 401 holes for 70,500 m were used for both the 2003 BFS and 2006 resource estimations. The remaining holes were not of a standard suitable for resource estimation.

The initial Equinox drilling program was completed in two phases between November 2001 and November 2002. The program was focused on resource definition drilling with a total of 520 resource drill holes for 54,797 m being drilled. The remainder of the drill holes were diamond, RC or open hole percussion, metallurgical, geotechnical or hydrogeological drill holes. In 2004 Equinox discovered the Chimiwungo North deposit approximately 300 m north of Chimiwungo. A total of 30 holes for 2,606 m were drilled. During 2004 and 2005 Equinox completed additional metallurgical and geotechnical diamond drilling to assist with plant and infrastructure design. In February 2006 a 49 hole, 3,638 m combined RC and diamond drill program was completed to increase the hole density in the north-western portion of Chimiwungo (located within northern portion of the 2003 BFS Chimiwungo Main Pit). This enabled Inferred Mineral Resource within the area drilled to be reclassified by Golder as Indicated Mineral Resource.

Equinox drilling represents the largest proportion of the drilling used for the current resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies. These holes were drilled almost entirely by Stanley Mining Services Zambia ("SMS") based in Ndola, with Drill Africa completing ten resource and 24 geotechnical diamond holes in 2005 and 2006. SMS is a subsidiary of the international water well and exploration drilling company Layne Christensen. Drill Africa is a Zambian owned exploration drilling company based in Ndola, Zambia.

A 248 hole, 12,351 m RC Sterilisation drilling program was completed by Equinox in September 2005 to test areas of proposed mine and plant infrastructure.

Drill hole location plan for Chimiwungo and Malundwe are presented in Figure 13.1.

Figure 13.1 Malundwe and Chimiwungo Drill Hole Collar Locations

(Drill holes shown as red crosses and final pit shell as blue outline)


8650000 N
8649000 N
8648000 N
8647000 N
8646000 N
8645000 N
N
1km
371000 E
372000 E
373000 E

Malundwe Drill Hole Collar Locations


8645000 N
8644000 N
8643000 N
8642000 N
8641000 N
8640000 N
1km
N
377000 E
378000 E
379000 E
380000 E
381000 E

Chimiwungo Drill Hole Collar Locations

The average drilling density varies across Malundwe and Chimiwungo (Chimwungo South, Main and North zones). The average drill hole density at Malundwe is approximately 100 mE x 100 mN with the density increasing in the central portion of the deposit to 50 mE x 100 mN. In the south-western portion of Chimiwungo (within 2003 BFS Chimiwungo South Pit) the average density is dominantly 50 mE x 100 mN. Drilling through the rest of the Chimiwungo deposit is less dense, although infill drilling in early 2006 in the north-western portion of Chimiwungo (within the northern half of the 2003 Chimiwungo Main Pit) has increased the hole density to 100 m x 100 m spacing. Within the Chimiwungo North area the drill density is 100 m x 100 m. A summary of all drilling used for resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies completed to date is presented in Table 13.1 and Table 13.2.

Table 13.1 Chimiwungo and Malundwe Resource / Reserve – Metallurgical – Geotechnical –Hydrological Studies - Summary of Drill Holes Used

	Pre-Equinox		Equinox		Holes Drilled Since 2003 BFS		TOTAL	
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
Resource Estimation Holes								
DD Resource Holes	401	70,550	100	13,612	39	3,149	501	84,162
RC Resource Holes	-	-	469	44,823	10	489	469	44,823
Metallurgical, Geotechnical and Hydrological Drill Holes								
DD Metallurgical Holes #	-	-	95	10,244	56	6,310	95	10,244
DD Geotechnical Holes #	-	-	89	4,728	43	1,125	89	4,728
RC Geotechnical Holes	-	-	7	159	-	-	7	159
OH Hydrogeological Holes	-	-	20	2,769	-	-	20	2,769
TOTAL	**401**	**70,550**	**780**	**76,335**	**148**	**11,073**	**1,181**	**146,885**
Note: # 31 metallurgical and 14 geotechnical holes were also used in the resource estimation								
DD = Diamond Drill Holes RC = Reverse Circulation Percussion Holes and OH = Open Hole Percussion								

Table 13.2 2005 Chimiwungo North Resource Estimate -Summary of Drill Holes Used

	Pre-Equinox		Equinox		Holes Drilled Since 2003 BFS		TOTAL	
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
DD Resource Holes	3	392	1	27			4	419
RC Resource Holes			30	2,606	30	2,606	30	2,606
TOTAL	3	392	31	2,633	31	2,633	34	3,025

DD = Diamond Drill Holes RC = Reverse Circulation Percussion Holes

The majority of the resource is supported by diamond drilling information. Diamond drilling represents approximately 52% of all resource drill holes with 56% of the drill holes at Chimiwungo and approximately 50% at Malundwe being core holes. RC drill-sampled information, where present, is generally well inter-mixed with diamond drilling data. Hole diameters vary, generally from 114 mm to 165 mm for RC with NQ, HQ and PQ sizes being used for diamond drill holes.

Collars of all drill holes used for the resource estimation were surveyed by professional South African based surveyors. For all pre-Equinox and Equinox holes drilled to end of 2002 Global Geomatics was used, while for all subsequent resource holes Aermap was used. Both surveyors used Zone 35 S UTM (Arc 1950 datum) co-ordinates using DGPS or total station methods. Minor elevation adjustments were required for a small number of drill holes, with the process completed by transforming the collar RL onto a detailed topographic DTM surface generated as part of the BFS.

All resource diamond and RC drill holes were down-hole surveyed for direction by Reflex (digital), Sperry or Eastman single shot cameras or the Tropari method.

14. SAMPLING METHOD AND APPROACH

Diamond drill hole assays were derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were only assayed for copper. Equinox's and Phelps Dodge holes were assayed for copper, cobalt, gold and uranium. RC samples were Jones riffle split. Equinox personnel accurately measured sample intervals for diamond drill core. RC sample intervals were based on one or two metre samples collected in plastic bags by the drilling contractor, monitored by an Equinox geologist. For all Equinox RC drilling (most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an Ore Schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole which was an infrequent event.

Samples derived from Equinox drilling at Lumwana have been analysed for copper, cobalt, gold, uranium, sulphur and iron with some samples being assayed for other elements such as silver and nickel. For geological resource modelling, only valid drill holes of acceptable survey and sample quality were used. These were termed resource holes and consisted of diamond, RC and pre-collared RC diamond drill holes. The total number of drill holes by type, samples and assays used for the current Malundwe and Chimiwungo resource estimate are presented in Table 14.1 and Table 14.3 and the same data for the 2005 Chimiwungo North resource is included in Table 14.2 and Table 14.4.

Table 14.1 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox and Combined Number of Drill Types in the Global Database

	Pre-Equinox		Equinox		TOTAL		Grand Total No. Holes
Drill Type	No. Holes Chimiwungo	No. Holes Malundwe	No. Holes Chimiwungo	No. Holes Malundwe	Chimiwungo Holes	Malundwe Holes	
DD	160	241	93	34	253	275	528
RD			9	9	9	9	18
RC			185	279	185	279	464
TOTAL	160	241	287	322	447	563	1010

DD = Diamond Drill Holes, RD = RC precollared Diamond Holes and RC = Reverse Circulation Percussion Holes

Table 14.2 2005 Chimiwungo North Pre-Equinox Equinox and Combined Number of Drill Types in the Global Database

Drill Type	Pre-Equinox	Equinox	Grand Total No. Holes
	No. Holes Chimiwungo North	No. Holes Chimiwungo North	
DD	3	1	4
RC		35	35
TOTAL	3	36	39

DD = Diamond Drill Holes, RC = Reverse Circulation Percussion Holes

Table 14.3 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox Equinox and Combined Number of Samples / Assays in the Global Database

Mineral	Pre-Equinox		Equinox		Totals		Grand Total No. Samples / Assays
	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe	
Copper	8,433	4,467	16,418	7,101	24,851	11,568	36,419
Cobalt	2,144	2,138	16,418	7,101	18,562	9,239	27,801
Gold	1,787	1,782	8,761	3,097	10,548	4,879	15,427
Uranium (Chemical Assays Only)	2,082	2,138	13,524	7,101	15,606	9,239	24,845

Table 14.4 2005 Chimiwungo North Pre-Equinox , Equinox and Combined Number of Samples / Assays in the Global Database

Mineral	Pre-Equinox	Equinox	Grand Total No. Samples / Assays
Copper	78	1367	1,445

For resource estimation purposes, the final combined Malundwe and Chimiwungo global drill hole database comprises 1,010 drill holes, analysed for copper, cobalt and gold. A separate combined Malundwe and Chimiwungo uranium database was created made up of chemical uranium assays and gamma log determinations, and comprises 724 drill holes. The total number of drill holes by deposit for estimation purposes are presented in Table 14.1 and Table 14.2.

Diamond drill core recovery was measured regularly with good recoveries being returned averaging in excess of 90%. The lowest recoveries were recorded within the non-mineralised overburden sequence. RC drilling recoveries were not measured directly because of the drilling method, however Equinox weighed all RC 1m bulk samples to provide semi qualitative estimate of recovery, which indicated recoveries were acceptable. This indicates that all drilling sample results selected for resource estimation were adequate for the purpose.

Issues relating to sample quality are discussed further under Sections 15 and 16, whilst a discussion on rock types and geological controls were covered under Sections 10 and 11.

15. SAMPLE PREPARATION, ANALYSIS AND SECURITY

As stated above, Equinox collected Jones riffle split RC samples and diamond saw cut measured sample intervals for diamond drill core. All Equinox analytical samples were delivered to independent laboratories for sample preparation and analysis.

Alfred H Knight Laboratories in Kalulushi, Zambia prepared all Equinox drill samples (RC and diamond core samples) including the BFS samples up until December 2005. After that period the ALS Chemex ("ALS"), Johannesburg, South Africa laboratory prepared the drill samples (RC and diamond core samples). Both sample preparation laboratories completed the crushing and pulverising of the drill samples to industry standards. Once prepared 150 – 200g of pulverised material was sent airfreight to ALS Chemex in Perth, Australia for analysis. All samples were assayed by inductively coupled plasma atomic emission spectroscopy for copper, cobalt, uranium, nickel, sulphur and iron with fire assay atomic absorption spectrophotometry being used to assays of gold.

Appropriate quality assurance and quality control procedures (QA/QC) were adhered to throughout all resource drill programs by adopting certified standards, blanks, check samples and field duplicates. The protocols for the QA/QC are as follows:

- Duplicate samples were submitted with an frequency of one per 20 drill samples;
- Standard reference samples, made from the projects mineralisation was inserted at a frequency of at least one per 100 drill samples.
- Five percent (5%) of drill samples where selected for check analysed by a secondary laboratory.

The check samples and field duplicate data were analysed to provide a measure of error as bias and precision. Analyses were carried out for copper, cobalt, gold, nickel, iron, uranium and sulphur. The standard reference sample data were assessed to monitor the performance of the laboratory over time by comparing the values from the reference samples submitted to the laboratory at regular intervals to the certified standard reference sample data. External check assays were conducted by Genalysis Laboratory Services Pty Ltd, based in Perth, WA Australia.

Golder reviewed the sampling and assay protocols and the assay results from ALS (original laboratory) and Genalysis (check laboratories) with the results showing no significant systematic difference between the laboratories and acceptable levels of precision. The levels of precision and bias for ALS Cu%, which is the data field used for estimating copper for the current resource, results in a high degree of confidence in the resource estimate for copper.

ALS Chemex Perth is the principal assay laboratory and is certified by NATA Certification Services International to the international standard ISO 9001 Quality Management Systems (NATA accreditation certificate No. 6112). The check assay laboratories Genalysis is certified by NATA Certification Services International to the international standard ISO/IEC 17025 (1999) (NATA accreditation certificate number is 3244).

16. DATA VERIFICATION

To identify whether a bias may be routinely, but inadvertently introduced during the sample preparation process, Equinox randomly selected 60, one (1) metre RC bulk samples for size analysis, using a range of quality sieves for which the mesh size is precisely known. The average results for 30 samples of Chimiwungo and Malundwe indicated that there was an average 95% passing particle size of 2.5 mm. The result accords with observations in the field of a small particle size in the drill samples and indicates that the sample preparation and sub-sampling is satisfactory.

A study was initiated to compare the assay results from RC and diamond drill methods. This study involved drilling twelve holes (six each at Malundwe and Chimiwungo) within five metres of the existing core hole at the same dip and azimuth as the original hole. Analysis of the various elements reflected natural variability and no consistent bias between the drill methods. Some slight differences were noted for both gold and uranium but at very low grades. Typically, the RC drilling produced slightly wider and lower grade intersections compared with the diamond drilling.

Golder examined the sampling procedures on site and independently validated the sampling precision and assaying precision and accuracy. The available Lumwana data is considered by Golder as being of good standard for the purpose of resource estimation.

Hatch Associates Limited (Hatch) was commissioned in 2005 by Standard Bank of London to conduct a detailed audit of the Lumwana Project as part of the financing of the project. A component of the audit was a rigorous review of the data used for the resource and reserve estimates including drilling, surveying, sampling, assaying methods and the actual data. Hatch confirmed the data was of acceptable quality for the purpose.

17. ADJACENT PROPERTIES

Equinox through its wholly owned subsidiary Equinox Zambia Limited holds a substantial package of Zambia granted exploration tenements covering 18,088 km^2. The location of these projects is shown in Figure 17.1. Of this package the Mwombezhi Dome PLLS148 and Kabompo PLLS027 adjoin the Lumwana Mining Licence and have similar geology to the Lumwana. Although not as advanced, Equinox considers these projects have good potential for copper and uranium mineralisation and is currently in the process of exploring them for these minerals.

Figure 17.1 Location Plan of Equinox's Zambian Prospecting and Mining Licences


N
0
100km
LUMWANA
LML 49
Kitwe-Mwekere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Major road
Railway
Lumwana project
Zambezi Projects
Lufwanyama
Lusaka

18. MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 INTRODUCTION

The metallurgical testwork for this project was carried out primarily by AMMTEC Ltd., Perth, Western Australia ("AMMTEC") from April 2002 to May 2003 ("BFS Testwork"), December 2004 to February 2005 ("2004 Flotation Testwork") and March 2005 to July 2005 ("FEED Testwork"). Various specialist analyses and techniques were contracted to outside laboratories as required. The various phases of the testwork program were developed and directed by Aker Kvaerner, Equinox and GRD Minproc.

In general, the process circuits which were investigated were based on the findings of the Pre-feasibility Study ("2000-PFS") carried out for Equinox in November 2000 by Bateman. The 2000-PFS recommended production of a copper-cobalt flotation concentrate from the bulk of the ore for sale to local smelters. Ausenco Limited produced a supplementary report, entitled "Lumwana Copper Project Copper Metal Production Options", in April 2001 as part of the 2000-PFS financier's due diligence. This report identified a number of processing routes to produce copper metal on site at Lumwana. This was taken a step further by Aker Kvaerner, which undertook the Process Options Study presented in January 2002 with the objectives of reviewing these various processing routes and selecting options for more detailed study.

The conclusion from the Process Options Study was that the RLE option resulted in the highest realisation of readily marketable products from the concentrate, increasing return on investment and providing a greater degree of independence and control to Equinox.

As a result, the BFS Testwork was designed around the production of a "roaster grade" concentrate as feed to the on-site RLE facility to produce cathode copper and a "high grade" copper concentrate for sale and treatment at an external smelter/refinery. Cobalt cathode would be produced as a by-product from the RLE facility.

To minimise capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an external smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and it is not part of the integral project development plan.

Based upon this development plan, the 2004 Flotation Testwork was carried out in late 2004 to further investigate flotation performance, in particular to assess the ability to produce a higher concentrate grade from the Chimiwungo orebody.

Further metallurgical testwork was also carried out to characterise ore hardness for design of the comminution circuit ("FEED Testwork"). This FEED Testwork was conducted in 2005 and involved carrying out various grinding and ore hardness testwork on 150 samples obtained from the Malundwe and Chimiwungo orebodies. Bench and pilot scale flotation testwork was also undertaken.

A summary of the testwork relevant to the Concentrator for the production of concentrate for sale and treatment at an external smelter/refinery is provided in the following sections.

18.2 SAMPLES

PQ diamond cores were delivered to AMMTEC for the BFS Testwork. One fifth of the diameter had been removed for geological and reserve estimation purposes. Equinox nominated the compositions of the metallurgical samples which were made up from this core to represent different ore types. Both "main" and "variability" samples were chosen for each of the two deposits, Malundwe and Chimiwungo, which are to be mined and treated separately. Approximately 2.5 t of Malundwe "main" sample core ("MM2") and 5.0 t of Chimiwungo "main" sample core ("CM1") were available.

Essentially, the BFS samples were split into four ore types:

- CM1 – composite representing the Chimiwungo sulphide deposit
- CM4 – represents the high grade cobalt section of the Chimiwungo sulphide deposit
- MM2 – composite representing the Malundwe sulphide deposit
- MM3 – represents the high grade uranium section of the Malundwe sulphide deposit.

Both CM1 and MM2 had appropriate quantities of CM4 or MM3 back mixed into each sample such that CM1 and MM2 represented the Chimiwungo and Malundwe deposits respectively. The strategy employed throughout the BFS Testwork was that the main ore types were to be thoroughly tested and optimised, while the variability samples were to be tested at the optimised conditions to ensure that any variability in response was understood.

The 2004 Flotation Testwork was carried out using 200 kg of Chimiwungo drill core samples. As shown in Figure 11.2, the Chimiwungo orebody comprises three schists and, therefore, four metallurgical samples were tested:

- Upper Ore Schist
- Main Ore Schist
- Lower Ore Schist
- Overall Composite.

Equinox nominated the compositions of the samples, which were made up from Chimiwungo drill core samples to represent the different ore schist types.

Metallurgical drilling began in late 2004 to obtain samples for the FEED Testwork to profile ore hardness throughout the first 11 years of the mine plan. Eleven (11) PQ drill core samples were obtained from the Chimiwungo deposit, with 100 samples being selected. Twenty four (24) PQ drill core samples were obtained from the Malundwe deposit, with 50 samples being selected. The samples were selected by Equinox to provide a chronological spread in terms of the mining plan, with between 8 and 18 samples selected for each year. In addition, approximately 10% of the samples selected were identified as waste to account for the internal waste component of the orebodies and waste dilution typically associated with large-scale mine operation. Approximately 20 t of material was tested.

18.3 SAMPLE CHARACTERISATION

As part of the FEED Testwork, Unconfined Compressive Strength and Point Load Indices were determined for Chimiwungo ore and waste samples. The average results are provided in Table 18.1.

Table 18.1 Chimiwungo Feed Testwork Sample Characterisation

Sample Type	Point Load Index (MPa)	Unconfined Compressive Strength (MPa)
Ore	4.74	59.6
Waste	5.55	94.8

These results show that the waste samples are more competent than the ore samples tested.

Sample characterisation testwork carried out during the BFS included determinations of Unconfined Compressive Strength (UCS), Bond Abrasion Indices, Bulk Density, Angle of Repose and True Mineral Specific Gravity (SG). These tests were carried out on both main ore types and variability samples.

Table 18.2 contains a summary of these results.

Table 18.2 Sample Characterisation

Test	Units	CM1	CM4	MM2	MM3
Unconfined Compressive Strength (UCS)	MPa	41	31.4	12	14.5
Bond Abrasion Index		0.12	0.09	0.08	0.10
Uncompacted Bulk Density	t/m^3	1.57	1.59	1.58	1.51
Angle of Repose	Degrees	37	39	36	37
True Mineral Specific Gravity		2.90	2.98	2.85	2.86

18.3.1 Head Assays

As part of the FEED and 2004 Flotation testwork, assays were obtained for a range of samples from the Malundwe and Chimiwungo orebodies. The averages of the 50 FEED Testwork Malundwe (FEED MM) and 100 Chimiwungo (FEED CM) ore samples and the Overall Composite sample from the 2004 Flotation Testwork (2004 Flotation OC) are presented in Table 18.3. Also included are the chemical analyses for the BFS samples CM1, CM4, MM2 and MM3.

Table 18.3 Head Assays

Analyte	Unit	CM1	FEED CM	CM4	2004 Flotation OC	MM2	FEED MM	MM3
Au	g/t	0.031	0.050	0.025	0.055	0.068	0.08	0.168
Al	%	5.64	-	5.60	5.62	5.82	-	5.63
As	ppm	<10	-	<10	-	<10	-	<10
Ca	ppm	4215	-	2600	2689	3500	-	2950
Co	ppm	120	390	960	307	196	271	79
Cu	%	0.69	0.78	1.00	0.85	1.23	1.02	0.97
Fe	%	4.23	3.12	3.39	2.80	3.19	3.81	3.16
K	%	4.03	3.22	3.92	3.61	3.94	3.17	3.78
Mg	%	2.28	2.45	2.65	2.44	2.17	2.28	3.29
Mo	ppm	<5	-	<5	8	<5	-	43
Ni	ppm	130	-	160	103	40	-	40
Pb	ppm	<5	-	<5	2	<5	-	98
S_{TOTAL}	%	0.92	0.80	1.48	0.88	0.68	0.82	0.34
U	ppm	<25	-	<25	31.5	30	-	1580
Zn	ppm	56	-	60	24	20	-	19
Moisture Content	%	0.23	-	0.12	-	0.44	-	0.75

18.3.2 Mineralogy

Mineralogical examination of each ore type was undertaken during the BFS by Roger Townend & Associates. Optical examination of polished sections and SEM scans were carried out for opaque minerals (non-gangue) identification, whilst XRD analyses and thin section examinations were carried out for non-opaque (gangue) mineral identification. Essentially, all ore types were relatively similar in their mineralogical composition (quartz, muscovite and biotite being the main minerals), the main differences being:

- CM4 contains cobalt pentlandite
- MM3 contains uraninite
- MM2 contains more bornite than CM1, which resulted in the flotation concentrate from MM2 being of significantly higher copper grade (44%) compared with CM1 (25%).

In addition, mineralogical investigations were undertaken by the Mineral Liberation Analysis ("MLA") Bureau of the Julius Kruttschnitt Mineral Research Centre ("JKTech") using the MLA Standard Liberation Analysis technique on MM2 and CM1 samples crushed to –2 mm. This testwork effectively showed that, for both CM1 and MM2, effective mineral liberation occurred at the relatively coarse grind size of 300 µm. This was later confirmed in grind size versus flotation recovery testwork.

18.4 CRUSHING

Bond Impact Crushing Work Index testing was carried out on Equinox selected BFS drill core specimens for the main ore types CM1, CM4, MM2 and MM3, using an Impact Crushability Test Unit. A summary of the results is presented in Table 18.4.

Table 18.4 Bond Crushing Work Index Results

Ore Type	No. of Specimens Tested	Bond Impact Crushing Work Index (kWh/t)			
		Maximum	Minimum	Average	Standard Deviation
CM1	20	11.6	2.4	5.3	2.4
CM4	20	9.2	2.3	5.1	1.9
MM2	20	9.8	2.4	5.2	2.1
MM3	10	7.4	2.6	5.0	1.5

18.5 ROM FEED SIZE DISTRIBUTION

A JKTech Mine to Mill Investigation was undertaken during the BFS to estimate the Run of Mine ("ROM") size distribution. This investigation was updated during the FEED with the latest ore hardness characterisation testwork results being used.

The ROM ore size distributions from the FEED investigation were used in the modelling of the comminution circuit by grinding consultant Steve Morrell of SMCC Pty Ltd ("SMCC"). SMCC concluded that the size distributions used for the modelling are conservative and, therefore, higher milling capacities may be achieved.

18.6 ORE MOISTURE

To quantify the moisture characteristics of the ore, 'flood and drain' testwork was undertaken during the BFS on a –19 mm sample. These tests confirmed that the bulk of the moisture is locked up in the fines fraction (-1.0 mm) and that very little moisture ingresses inside the material structure.

Applying the BFS 'flood and drain' testwork results to the FEED ROM ore size distribution the ore moisture would be approximately 2.5% (w/w).

18.7 STOCKPILING AND RECLAMATION

Concerns existed as to potential problems being associated with the reclamation of ore from crushed stockpiles. Material flow consultant Tunra Bulk Solids Handling Research Associates ("Tunra") was approached during the BFS to determine the flow properties of the Malundwe ore so as to provide relevant parameters for the design and efficient and reliable bulk storage and handling facilities. A sample of -4 mm material was sent to Tunra with the results showing that the ore has a worst case moisture level of 14.4% moisture and would be classified as moderately difficult to handle.

18.8 BFS MILLING

Ball Mill Work Indices, Bond Rod Mill Work Indices, Autogenous Media Competency Tests and JK Drop Weight Testwork were carried out during the BFS on Malundwe and Chimiwungo composites. Additional core samples were used to those composited to originally make up MM2 and CM1.

SMCC carried out a review during the BFS of the proposed milling circuit (as shown in Figure 18.1) and the BFS testwork results. SMCC also generated a mass balance for equipment sizing purposes.

Figure 18.1 Block Flow Diagram – Lumwana Milling Circuit


PRIMARY
CRUSHING
SAG
MILL
CYCLONE
O/F
FLOTATION
FEED
U/F
BALL
MILL

SMCC used a combination of power based and model based approaches to best determine the appropriate equipment required for milling 18 Mt/a of the Lumwana ore to a P_{80} of 280 µm, using a circulating load of 250%. Crushing, ore breakage within the stockpile, SAG milling, ball milling and classification performance were all modelled. This investigation showed that a single 15 MW SAG mill would be required with two secondary 6 MW ball mills in closed circuit with hydrocyclones.

18.9 FEED MILLING

A review of the BFS recommended further metallurgical testwork to examine the variability of the orebody and to increase confidence in the design of the comminution circuit. This testwork program was developed by Equinox with the assistance of GRD Minproc and SMCC. Equinox and GRD Minproc supervised this ore hardness characterisation testwork, which was based upon 100 drill core samples from the Chimiwungo orebody and 50 drill core samples from the Malundwe orebody. These samples were sourced from Equinox's metallurgical drilling campaign carried out in early 2005.

18.9.1 SAG Mill Amenability Testwork

The SAG Mill Comminution (SMC) test was used to provide a cost effective means of obtaining parameters for comminution modelling from drill cores. A relationship was then determined by SMCC between the specific input energy (kWh/t) and the proportion of fragmented/broken product passing a specified sieve size. The results were then used by SMCC to determine the drop-weight index (DWi), which is a measure of the strength of the ore sample when broken under impact conditions. The DWi is directly related to the JK Tech rock breakage parameters A and b and can be used to estimate the values of these parameters.

SMC testing was carried out on 100 Chimiwungo and 50 Malundwe samples. The results are summarised in Table 18.5. Low, average and high competency ores are displayed for each of the orebodies, represented by the DWi_{20} (20th percentile), DWi_{50} (50th percentile) and DWI_{80} (80th percentile) respectively.

Table 18.5 SMC and JK Drop Weight Testwork Results

Sample Identity	Derived Values			
	DWi	A	b	A x b
Malundwe				
DWi_{20}	1.31	78.3	2.67	209
DWi_{50}	1.77	76.9	2.11	162
DWi_{80}	2.39	72.9	1.61	117
Chimiwungo				
DWi_{20}	1.79	73.6	2.12	156
DWi_{50}	2.19	73.4	1.74	128
DWi_{80}	3.13	76.5	1.15	88

These results show that the Malundwe samples are less competent than the Chimiwungo samples and both ores are amenable to SAG milling.

18.9.2 Bond Rod Mill Work Index Determinations

The Bond Rod Mill Work Index test is used to determine the competency of ores. Average Malundwe results were 9.8 kWh/t, as compared to 10.1 kWh/t for Chimiwungo confirming that Malundwe is less competent than Chimiwungo.

18.9.3 Ball Mill Amenability Testing

To investigate milling performance, open circuit milling testwork was carried out as proposed by J.Levin. This Levin testwork involves imparting a known amount of energy (or length of grind time) to a known quantity of sample, enabling the kWh/t to be determined. The contents of the mill are subsequently sized, enabling the kWh/t versus grind size relationship to be investigated.

The Levin testwork was carried out on 100 Chimiwungo and 50 Malundwe samples and the results are summarised in Table 18.6.

Table 18.6 Levin Testwork Results

Sample Identity	Feed Sizing F_{80} (µm)	Product Sizing P_{80} (µm) at Applied Energy			
		5 kWh/t	10 kWh/t	15 kWh/t	20 kWh/t
Average Chimiwungo FEED	1803	437	307	252	214
Average Malundwe FEED	1913	432	299	250	212

The Levin testwork results were also used as a basis to select samples for Bond ball mill index determinations, which is the standard measurement typically used in the design of ball mills.

The Bond test involves the grinding of a sample in a mill for a set number of revolutions. The contents are screened, with the oversize being returned to the mill and the undersize being replaced with an equal mass of new feed. This is repeated until steady state is achieved. Due to the plate-like nature of mica, it tends to accumulate in the Bond test oversize due to its shape. The Levin test is a batch test and, therefore, is not adversely influenced by particle shape in the same way that the Bond test is.

Results from the BFS Testwork showed that a relationship existed between the operating work indices from the Levin tests and the standard Bond ball mill work

indices. This relationship was used by SMCC to convert the Levin results into Bond ball mill work index values for each core sample tested.

The ball mill work indices are summarised at the 20th, 50th and 80th percentile values in Table 18.7.

Table 18.7 Ball Mill Work Indices

Sample	BWi_{20}	BWi_{50}	BWi_{80}
Chimiwungo	11.9	14.4	16.7
Malundwe	14.2	16.7	19.1

The results show that the Malundwe ore will be harder to grind in the ball mill. SMCC surmised that this may be due to the amount of mica present. Mineralogical examination carried out during the BFS showed that more mica is typically present in the Malundwe ore (58%), compared with Chimiwungo ore (49%).

18.9.4 FEED Milling Summary

A throughput optimisation study was carried out in 2005 which showed that 20 Mt/a would provide the best outcome for Equinox. SMCC used the FEED Testwork comminution data to evaluate the proposed circuit: a 38 ft x 18 ft SAG mill followed by a 26 ft x 40 ft closed circuit ball mill. The following is a summary of this evaluation.

Ore characterisation data indicates that, from a SAG mill perspective, the ore is relatively soft, Chimiwungo being slightly harder than Malundwe. From a ball milling perspective, the Bond work index values show a marked trend of increasing work index with grind size. Malundwe is indicated to have values that on average are 2.3 kWh/t higher than those for Chimiwungo. Therefore, when treating Chimiwungo ore, the SAG mill will be rate limiting, whereas, for Malundwe, the circuit will be ball mill limited.

The balance between the workload of the SAG and ball mill will vary with ore type and, therefore, the circuit will need to be designed to accommodate this. SMCC recommended that some of the ball mill cyclone underflow should be recycled to the SAG mill and that the SAG mill be fitted with a variable speed drive. These recommendations have been incorporated into the plant design.

Modelling showed that the milling circuit would have a nominal capacity of 20 Mt/a when treating Malundwe and Chimiwungo ores.

18.10 BFS FLOTATION

A total of six composites was prepared for the BFS flotation testwork program. The two main composites, Malundwe (MM2) and Chimiwungo (CM1), were assumed to be representative of each orebody and, as such, were the basis for the BFS plant design and engineering. Four variability composites of Malundwe and Chimiwungo were also subjected to flotation testwork and these results were used for comparison purposes, to ensure that they reacted similarly to the main ore types.

The following testwork program was carried out on all composites and was based upon producing concentrate suitable for on-site downstream processing and for off-site processing at a smelter:

- Head assay
- Grind size assay analysis
- Grind series flotation
- Reagent Series (Rougher-Scavenger) flotation
- Cleaner-Recleaner flotation
- Split Cleaner flotation optimisation tests
- Locked Cycle flotation.

The results of the locked cycle tests for MM2 and CM1 to produce concentrate suitable for smelting are summarised in Table 18.8.

Table 18.8 BFS Locked Cycle Testwork

Composite	Concentrate Grade (%)			Recovery (%)		
	Cu	S	Co	Cu	S	Co
MM2	44.4	27.4	0.29	96.8	93.3	35.1
CM1	24.7	29.3	0.18	97.8	90.3	39.4

Flotation pilot plant operations were conducted on composites CM1, MM2 and CM4, with the predominant purpose of producing concentrate for downstream roasting/leaching/ solvent extraction/electrowinning testwork.

Miscellaneous flotation-related tests that were also carried out are listed below:

- Mineralogy on CM4 flotation tailings
- XRD Results – mica analyses comparison
- MM2 tailings testwork – Golder
- MM2 tailings testwork – Graeme Campbell and Associates
- Gold in concentrates
- Lumwana site water quality

These miscellaneous tests included the Australian Nuclear Science and Technology Organisation ("ANSTO") being commissioned to investigate the impact of uranium upon the processing of the ore, including the impact upon the concentrate produced. ANSTO concluded that the samples of concentrate submitted to it would not pose a problem under current legislation.

18.11 2004 FLOTATION

Equinox commissioned AMMTEC to perform additional flotation testwork in late 2004 on samples representative of the three Chimiwungo ore schist types. Various flotation circuit configurations were tested which showed that higher grades than that achieved during the BFS could be achieved with little or no loss in recovery.

Locked cycle testwork was subsequently carried out, using this circuit configuration, to determine the expected flotation performance of each of the Chimiwungo ore schist types. The results are summarised in Table 18.9.

Table 18.9 2004 Flotation Locked Cycle Testwork

Composite Name	Recleaner Concentrate						
	Wt (%)	Cu (%)	Cu Rec. (%)	Co (ppm)	Co Rec. (%)	S (%)	S Rec. (%)
Main Ore Schist	3.0	22.1	97.7	12157	68.0	30.2	94.0
Lower Ore Schist	2.9	46.0	97.9	1449	34.7	28.5	94.4
Upper Ore Schist	2.0	28.8	95.2	10966	49.7	32.1	94.7
Overall Composite	2.7	32.1	97.9	7862	58.6	29.8	96.5

It was concluded that copper recovery is high for the three ore schist types, all results being above 95%. The mineralogy completed on the concentrates reported chalcopyrite as the dominant copper-bearing material. The lower ore schist contains significant quantities of bornite, which accounts for the higher copper grade (46% copper).

18.12 FEED FLOTATION

A review of the BFS flotation testwork results was carried out during the FEED stage. The review concluded that a modification to the proposed BFS flotation circuit was appropriate (the Cleaner Scavenger concentrate would be reground instead of reporting directly to the Cleaner). The selected flotation circuit is represented in basic form in Figure 18.2.

Figure 18.2 Flotation Summary Flowsheet


FEED
ROUGHER
TAIL
SCAVENGER
TAIL
TAILINGS THICKENER
TAIL
CLOSED CIRCUIT MILL
CLEANER
TAIL
CLEANER SCAVENGER
TAIL
CON
RECLEANER
HIGH GRADE CONCENTRATE

Locked cycle testwork was carried out using the proposed circuit. The results are provided in Table 18.10.

Table 18.10 Feed Flotation Locked Cycle Testwork

Composite Name	Recleaner Concentrate						
	Wt (%)	Cu (%)	Cu Rec. (%)	Co (ppm)	Co Rec. (%)	S (%)	S Rec. (%)
Malundwe	3.72	46.7	97.9	5633	52.1	28.7	97.4
Chimiwungo	2.74	30.6	95.5	7889	56.5	29.7	95.4

A major objective of the flotation testwork carried out during the FEED phase was to improve the understanding of the relationship between copper and sulphur in the feed and copper concentrate grades. Figure 18.3 shows this relationship as measured in the 2004 Flotation, FEED and BFS testwork results.

Figure 18.3 Cu Concentrate Grade VS Feed Cu:S Ratio


60.00
50.00
40.00
30.00
20.00
10.00
0.00
Concentrate Grade (Cu%)
0.00
0.50
1.00
1.50
2.00
2.50
Feed Cu:S Ratio

Further testwork was carried out upon the transition–oxide ore which showed that recoveries of between 20 to 75% recovery were achieved, dependent upon the extent of oxidation. This material will be stockpiled and treated later in the mine life, if justified.

Samples remaining from the comminution testwork were composited by Equinox for pilot scale flotation testwork. This testwork was carried out to produce concentrate samples for marketing purposes and for further solid-liquid separation testwork.

Table 18.11 summarises the assays carried out on the concentrates produced from the FEED pilot flotation testwork.

Table 18.11 Summary Of Concentrate Assays

Element	Units	Chimiwungo		Malundwe	
		Assay	Repeat	Assay	Repeat
As	ppm	42	44	18	19
Au	g/t	1.11	0.90	0.68	0.76
Bi	ppm	34.8	32.7	39.3	40.4
Cd	ppm	<0.5	<0.5	<0.5	<0.5
Co	ppm	7580	7620	5410	5380
Cu	%	29.1	29.6	40.2	40
F	ppm	200	200	100	100
Hg	ppb	100	90	210	190
Ni	ppm	1330	1350	440	450
Pb	ppm	37	35	34	33
Sb	ppm	4	4.6	1	1
Se	ppm	15	15	5	5
S	%	29.4	28.9	28.4	28
SiO_2	%	7.29	7.29	3.83	3.89

18.13 SOLID-LIQUID SEPARATION TESTWORK – FLOTATION CONCENTRATE AND TAILINGS

Thickening tests were carried out by vendors using Chimiwungo and Malundwe FEED pilot tailings samples. Thickening and filtration tests were also carried out by respective vendors on Chimiwungo and Malundwe FEED pilot concentrate samples. The thickening and filtration testwork results are summarised in Table 18.12 and Table 18.13 respectively.

Table 18.12 Feed Thickening Results Summary

Sample		Underflow Density (% w/w)	Overflow Clarity (ppm)	Solids Loading (t/h/m^2)
Malundwe	Concentrate	74	<50	0.25
	Tailings	52 to 55	<500	1.0
Chimiwungo	Concentrate	72	<50	0.25
	Tailings	52 to 55	<500	1.0

The vendor concluded that reasonable underflow densities and good overflow clarities can be achieved for these samples.

Table 18.13 Feed Concentrate Filtration Testwork Results

Sample	Final Cake Moisture (% w/w)	Capacity (kg/m^2 h)	Drying Time (min)	Drying Air Consumption (m^3/m^2 min)
Malundwe	7.3	680	2	0.7
Chimiwungo	7.4	589	2	0.7

The vendor concluded that the final cake moisture content and capacities show that this material is readily filterable.

19. MINERAL RESOURCE AND RESERVE ESTIMATES

An independent Mineral Resource Estimate was prepared to JORC standards in February 2003 by Golder and reconciled to National Instrument 43-101 in June 2004. This estimate was revised by Golder, in July 2006 in accordance with JORC and National Instrument 43-101 standards after completion of an infill combined diamond and RC drill program in the north-western portion of Chimiwungo (within the northern half of the 2003 BFS Chimiwungo Main Pit). The infill program upgraded a significant tonnage of Inferred Mineral Resources to the Indicated Mineral Resource category, and confirmed the continuity of mineralisation. Golder also reviewed the classification of some of the Malundwe Mineral Resources based on the continuity shown by the latest drilling. The 2006 revised Mineral Resource estimation for Malundwe and Chimiwungo is presented in the Table 19.1 to Table 19.4 and the 2005 Chimiwungo North Resource estimation is presented in Table 19.5.

Golder classified the Lumwana Mineral Resource principally based on data density, data quality and geological confidence parameters. The Golder ore reserve estimation uses similar parameters and included Inferred Resource material to better reflect the overall magnitude of the project. The ore reserve estimation was a staged process, which involved regularizing the geological Mineral Resource block model into a "Mineable" Resource block model, which allowed for dilution, mining conditions and likely ore block continuity. This was followed by optimisation, mine planning and financial analysis. Golder adopted this approach because they considered the resources had adequate continuity and that further drilling would be capable of upgrading the Inferred Resource in the pit areas to reserve status. This procedure is allowable under the JORC Code and ASX listing rules. The Mineral Resource Estimate is based upon data compiled by S Khosrowshahi, Principal Geostatistician (Golder), a Member of the Australasian Institute of Mining and Metallurgy and M Richards, Equinox Exploration Manager – Africa, a Member of the Australasian Institute of Geoscientists.

There are no particular issues beyond those discussed in this document that are likely to significantly affect the estimates of mineral resources and reserves as discussed below.

19.1 GEOLOGICAL MODELLING

Geological interpretation and three dimensional modelling were used to define spatial zones that were then used to flag the composited sample data for statistical and geostatistical analysis. These interpreted geological boundaries for Chimiwungo, Chimiwungo North and Malundwe deposits are based on drill hole data resulting in an improved geological understanding of rock type, structural style and distribution of copper grades and to a lesser extent gold, cobalt and uranium grades.

All resource drill holes were logged for lithology. The logs summarised the mineralogical (main gangue and sulphide minerals), textural, lithological and weathering characteristics for each sampled interval. To simplify and group lithologies into functional categories an additional code termed IDZ was developed by Equinox, which defines the tectonostratigraphic rock unit. The IDZ codes established broad divisions of the geological profile at Chimiwungo, Chimiwungo North and Malundwe, namely leached overburden, hanging wall lithologies, mineralised zone, internal barren gneisses and footwall lithologies. Within the

mineralised zone, gneissic units were predominantly barren with respect to copper, gold, cobalt and uranium grades.

Geological block models for the Chimiwungo, Chimiwungo North and Malundwe deposits were constructed using Vulcan software. The models were oriented along the project grid with a parent block size of 25 m east-west (X), 25 m north-south (Y) and 4 m vertically (Z) and the smallest sub-block size was 5 m (X) by 5 m (Y) by 2 m (Z). The sub-blocking approach enabled Golder to generate a model that encapsulates the horizontal and moderately dipping geological contacts and weathering horizons, necessary for a bulk mining open cut operation.

19.2 STATISTICAL ANALYSIS

Drill hole data was composited to 2 m down hole lengths, honouring the geology contacts. Statistical data analysis was conducted by geological domain. For Malundwe and Chimiwungo North, the main domain of interest was the mineralised zone defined between the modelled hangingwall and footwall surfaces. For Chimiwungo, the analysis compared the grade distributions in the interlayered ore schists and barren gneisses.

19.3 VARIOGRAPHY

A variography study was undertaken to model spatial continuity in the domains in the Chimiwungo, Chimiwungo North and Malundwe deposits. Variogram parameters were used in grade interpolation and for trial conditional simulations for resource calibration purposes.

The best defined variograms are in the Malundwe deposit where the drill pattern is more regular and closer spaced allowing the variography to be carried out as one global domain along the entire strike length of the deposit. The south-western portion of Chimiwungo (within the 2003 BFS Chimiwungo South Pit) contains the closest drill hole spacing and has one area of detailed, close spaced drilling. This has resulted in clearer variogram structure being defined in this area compared to the rest of Chimiwungo and Chimiwungo North.

Three areas of close-spaced drilling using a 12.5 m to 50 m pattern improved short scale structure inference in Chimiwungo and Malundwe.

Unfolding techniques were used to model the curvi-linear grade continuity in the mineralised zones.

19.4 GRADE ESTIMATION

The geostatistical method of Ordinary Block Kriging was used for grade interpolation for resource estimation of copper, cobalt, gold and uranium. Estimation parameters were derived from the variography study. Unfolding techniques were applied during the grade estimation to characterise the curvi-linear continuity.

Estimation of uranium was spatially constrained to localised volumes in the block model to limit the extrapolation of the high uranium assays. This was based on lower observed continuity of uranium compared to copper grades.

Dry bulk density values were assigned based on the 5,013 measurements by Phelps Dodge and Equinox. The density values were assigned to the blocks based on the weathering zone in which the block was located.

Conditional simulations were generated for five trial areas in Chimiwungo and Malundwe for use in comparisons with the resource models and checking the grade-tonnage curve, providing an indication of representivity of the resource model. In general, the conditional simulation model validated the resource model volume-grade curve for copper, providing support in the confidence in the copper resource estimates.

19.5 RESOURCE CLASSIFICATION

The Chimiwungo and Malundwe deposits were classified in compliance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101. Classification of the resources was completed by Golder geologists, based principally on data density, quality and geological confidence criteria.

19.6 MINERAL RESOURCE STATEMENT

The Mineral Resource estimate is based on a number of factors and assumptions

- The survey control and down hole surveying data were considered adequate for the purposes of this study. Geology was interpreted and modelled in three-dimensions to define geological zones that were used to flag the composited sample data for statistical and geostatistical analysis.
- Using parameters derived from modelled variograms, Ordinary Kriging was used to estimate average block grades in the geology zones.
- Density values were assigned globally by weathering zone.
- The 0.2% copper cut-off grade was selected for reporting the copper, gold and cobalt resource. The 0.2% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the 2 m composites used in the mineral resource estimate, and visually recognisable based on geological mineralisation characteristics.

19.7 IN SITU MINERAL RESOURCES

The resource estimates for the combined Malundwe and Chimiwungo deposits, at a 0.2% copper cut-off are as highlighted in Table 19.1, Table 19.2 and Table 19.3.

Table 19.1 Malundwe Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	47.0	1.14	137	0.05
Indicated	95.0	0.80	158	0.01
Total (Measured and Indicated)	**142.0**	**0.91**	**151**	**0.03**
Inferred	19.7	0.74	95	0.03

Table 19.2 Chimiwungo Copper, Cobalt and Gold Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	82.5	0.76	296	0.02
Indicated	133.7	0.60	149	0.02
Total (Measured and Indicated)	**216.2**	**0.66**	**205**	**0.02**
Inferred	544.7	0.63	45	0.01

Table 19.3 Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	**358.2**	**0.76**	**184**	**0.02**
Inferred	564.4	0.63	46	0.01

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation and as such, processing of the copper ore does not produce any uranium "contamination" of resultant copper concentrate. The Lumwana Uranium resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 19.4 below.

Table 19.4 Uranium Mineral Resources within the Lumwana Mining Project

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19 408 000
Inferred	2.6	0.042	2 035 000

The Uranium resource estimation was carried out based on the following:

- Using cut-off grades of 0.01% uranium.
- Uranium grades estimated using Ordinary Kriging on 2 m sample composites.
- Estimation constrained by various search radii (25 m x 25 m x 2 m Chimiwungo and 50 m x 50 m x 2 m Malundwe). Parent block size 25 m x 25 m x 4 m with sub blocks to 5 m x 5 m x 2 m.
- Calculated using chemical assays from ALS Chemex and Phelps Dodge laboratory.

With the discovery of the Chimiwungo North deposit in 2004, a mineral resource was estimated by Golder in 2005 using similar quality control, interpolation parameters and cut-off grade for copper (0.2%) as the 2003 BFS estimate. Due to the low concentrations of cobalt, gold and uranium, only copper was estimated. The Chimiwungo North resource is shown in Table 19.5.

Table 19.5 Chimiwungo North Total Copper Resource (at 0.20% Cu cut off)

Class	Tonnes (Mt)	Cu (%)
Indicated	34.4	0.50
Inferred	9.2	0.42

19.8 ORE RESERVE ESTIMATE

Ross Bertinshaw of Golder, Perth, Western Australia and Jon Yelland of Equinox were responsible for the development of the Ore Reserves. The latest update was carried out to JORC and CIM National Instrument 43-101 standards. The latest work uses the Mineral Resources and a higher copper price ($1.20/lb) as the basis for the development of updated mine plans and schedules to produce the Development Case.

Dilution and mining recovery were included in the geological block models by regularising the blocks to 12.5 m x 12.5 m x 4 m in Malundwe and Chimiwungo pits within the mineralised boundary after a dilution zone of 1m was added. This had the overall effect of increasing tonnage by 6% and reducing grade by 7%. This is more selective than the original BFS, as Equinox believes that the selectivity with its mining fleet can be improved from the feasibility by optimising the mining method.

Golder and Equinox have used the Whittle 4X multi-element optimisation and Maptek Vulcan and Medsystem scheduler software for the mine planning aspects of the project.

The Malundwe and Chimiwungo cut-offs are based on producing a concentrate. Table 19.6 summarises the copper cut-off grades applied. The cut-offs are based on a copper price of a minimum of $1.00/lb with appropriate allowances for freight and smelter charges where required.

Table 19.6 Copper Cut Off Grades

Malundwe-Oxide	Chimiwungo-Oxide	Malundwe-Sulphide	Chimiwungo-Sulphide
0.25%	0.27%	0.16%	0.21%

Table 19.7 gives the Sulphide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. Table 19.8 gives the Oxide Minerals Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. The Mineral Reserves are included in the Mineral Resources quoted in Table 19.1 and Table 19.2.

Table 19.7 Sulphide Reserves and Resources within Designed Pits – Development Case

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 19.8 Oxide Reserves and Resources within Designed Pits – Development Case

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	9.6	0.69
Inferred Resource	3.6	0.42

As part of the mine planning process, the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those covered in this report that should have a significant impact upon these estimates.

20. OTHER RELEVANT DATA AND INFORMATION

20.1 WATER MANAGEMENT – DEVELOPMENT CASE

Recycled water from the Tailings Storage Facility ("TSF") and raw water from the Water Storage Facility ("WSF") will be used to provide water for processing purposes, construction and dust control.

Raw water and potable water is planned to be supplied from the WSF, which will have a capacity of 12 GL (Year 1) to 569 GL (Year 6 onwards). There is ample storage at all stages.

For the first 12 years of operation, the TSF need not discharge water. During this time, water quality will be monitored so that the water is proven to be suitable for discharge or an alternative strategy for reducing excess water can be implemented. Environmental water quality criteria will be met downstream of the Malundwe Pit at all stages of operations. Groundwater is of acceptable quality and easily exceeds the discharge requirements, thus indicating that no adverse impacts are anticipated through discharge of groundwater downstream of the mine. No unacceptable low flow conditions at the downstream compliance point are expected.

Diversion channels will take water from the WSF overflow and Chimiwungo dam and divert the water past the TSF and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project. The high inflows are attenuated through the water dam and automatically passed more gradually through the diversion channels and so around the project facilities.

The diversion channel is built with a number of varying sections to suit the geotechnical conditions and flow rates in the portion of the channel. The upstream portions of the channels are shallow to suit the shallow caprock encountered in this region, whereas the channel around the pits needs to be deeper to cut through the high ground above the pits. The downstream segment is therefore cut to about 15 m deep to the weathered rock level. The upstream portions are sloped flat at 0.1% with a width of about 35 m, compared to the lower channel which can flow faster and therefore has a slope of 0.2% and a base width of only 10 m. There are a number of diversion dams along the length of the diversion channels to allow the channels to traverse cross-drainages and to pick up the flow from these. The upstream portion of the diversion channel is built in two stages to avoid the high upfront capital costs of high dams, and later to divert the water around the then higher tailings surface.

To address the possibility of the design flood being exceeded, emergency spillways will spill the excess flood water from the diversion channel into the TSF or at the Chimiwungo dam into the Malundwe South pit. The downstream face of the dam will be a substantial width of mine waste, so that overtopping does not cause a breach of the structure, resulting in a sudden surge of flow through the mine site. In addition, a low sacrificial area will be provided in the mine floor to encourage spillage to occur within a controlled area and flood levels behind the cofferdam will be monitored to provide warning of an impending design flood exceedance.

Refer to Figure 6.3 for a summary of this water management plan. The basic concept of the current design has been extended from the previous 18 year life to the 37 year project life with few changes. The design and construction is no

different for the first 18 years except that Diversion Channel 2 will be relocated to provide for Malundwe pit expansion. The cost increase is minor and was included in the capital cost estimate. The major water diversion system is built in the first 8 years and thereafter diverts the Lumwana East River for the life of the project. The Chimiwungo stream will be diverted during the mining of the Chimiwungo pits by selectively placing waste as diversion dams and digging small diversion channels. Minor incremental costs were included.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. Overall, the aquatic flora and fauna of the area is very much the norm for the region.

The required minimum environmental flow of 0.15 m^3/sec will be provided by the discharge of dewatering bores around the pit and the Chimiwungo Stream flow. The bores will discharge to the Lumwana East River at an expected flow rate of 0.08 m^3/sec, increasing to 0.26 m^3/sec. The minimum Chimiwungo Stream flow is expected to exceed 0.1 m^3/sec.

20.2 ENVIRONMENTAL – DEVELOPMENT CASE

Most of the project, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest's protected status is based on its timber resource and not nature conservation considerations. The Director of Forestry in the Ministry of Environment & Natural Resources has agreed to excise and degazette the area affected by the mine development within the Forest Reserve. The Forestry Department has assessed the value of the timber in this area and concluded no compensation is due. At the time of the report the surface rights were being processed by the Department of Lands which are expected to be completed during the December Quarter 2006.

The Mine Reclamation Plan will focus on the reclamation of open pits, overburden dumps, tailings storage facilities, mill and processing facilities and river diversion scheme. The main objectives of the plan will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site decommissioning.

Stable landforms that will be capable of sustaining a level of socio-economic activity comparable to that existing prior to the commencement of mining activities will be created. Dams will be maintained as far as possible to maximise the opportunities for irrigation or aquaculture. The decommissioning strategy will involve the progressive development of waste dumps with profiles that will require limited post-mining remediation. On decommissioning, the Pits will become lakes. The river diversion is a permanent feature and long term (post closure) water flows will thus require limited management through human intervention.

Decommissioning of the TSF will focus upon ensuring a stable, sustainable vegetative cover whilst utilising profiling to reduce ponding on the surface to preserve the long-term stability.

Rehabilitation costs for tailings dam and related areas are estimated at $5.3M. Other rehabilitation costs are included in the mining operating costs.

A census of population in the immediate vicinity of the project area in May 2004 gave a population of about 4,800. As these villagers primarily live along the T5 Highway, not in the project area, no relocation will be required.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made by Equinox to cover the costs associated with the health and training of the workforce.

20.3 TAILINGS MANAGEMENT – DEVELOPMENT CASE

The tailings from the processing of the Malundwe and Chimiwungo ore will be deposited into two facilities:

- The Lumwana TSF will be filled from start-up to Year 27.
- From years 19 to 27 additional pumping costs were included to provide for the higher elevation tailings deposition level.
- Malundwe pit is filled from years 28 to 38 at a low per tonne cost.

The Lumwana TSF is a purpose built facility downstream of the water storage facility and upstream of the Malundwe South pit. It involves deposition into the main Lumwana East River valley. The tailings is not deposited into the river because the river is diverted around the valley by the diversion channels. Deposition will be by sub-aerial methods to increase densification by desiccation and to allow a stable tailings mass to be developed. There is considerable flexibility to mould the design through the life to changing conditions.

A geochemical characterisation study of the tailings-solids and tailings-slurry-water samples concluded that the tailings-solids samples are classified as Non-Acid Forming ("NAF").

The physical properties of the tailings have been assessed by conducting geomechanical testwork carried out on two batches of tailings samples.

The TSF embankment will be constructed as a clay core rockfill structure, immediately upstream of the Malundwe South pit. Any risk of flow to the pit will be minimised through the placement of a significant width (>500 m) of waste rock between the pit and the dam wall.

The current capacity of the Lumwana TSF and the initial Malundwe pit filling is 860 Mt but expansion potential is significantly greater. The required capacity for the current reserves is about 740 Mt.

The TSF has a large catchment which has, as far as practicable, been diverted around the facility and around the Malundwe pit. The remaining catchment results in significant rainfall being caught in the facility which results in the TSF being able to provide 70% of the process water over the life of the mine. Excess water does accumulate and will be used during the dry seasons. However, a gradual accumulation, particularly if the climatic conditions are wetter than normal, will result. With the current design, discharge is required after 12 years and a strategy needs to be developed to reduce this stockpile of water or to allow discharge prior to

Year 13. It is expected that the water quality will be proven satisfactory and the excess can be discharged to the river system.

20.4 OVERBURDEN WASTE MANAGEMENT – DEVELOPMENT CASE

The design of the overburden waste dumps provides for maximum batter slopes of 23° between benches, which will be constructed at maximum vertical intervals of up to 40 m and have minimum bench widths of 20 m. This will result in an overall slope angle of about 20° after battering. Where appropriate, sediment catch drains will be constructed at the toe of the dumps and in specific areas at the base of the dumps to arrest runoff and channel the water into sumps to allow sediment to settle out before decanting the water into designated channels or pumping to one of the dams.

As far as practicable, heavily weathered materials and rock types prone to erosion will be identified and placed in central areas well away from dump walls. Conversely, more competent, less weathered materials will be used to construct the outer dump walls and to dress the slopes. Dumps will be of terrace construction with no end tipping.

Revegetation of the dump slopes (after battering to 20°) and upper dump surfaces will be started immediately and continue progressively during the life of mine to produce a sustainable vegetation cover, stabilise slopes, control water flow, improve visual aesthetics and minimise post-closure re-vegetation requirements.

The designed dump storage capacities exceed the actual forecast volume of material that will be placed into the dumps (Table 20.1); however, there will be opportunity to place back fill waste into the Chimiwungo pit to minimise additional disturbance of the area. The dumping schedules have been drawn up on the basis of material utilisation for construction purposes during 2007 to minimise haul distances with regard to the pit development schedule.

Tests on samples of sulphidic waste from the Malundwe deposit suggest that the material will be Non Acid Forming (NAF) and that the waste will not be a source of acid mine drainage.

Table 20.1 Waste Dump Volumes

	Chimiwungo	Malundwe
In situ Volume (Mm^3)	923	245
Swell	35%	35%
Compaction	5%	5%
Loose Volume (Mm^3)	1,183	315
	Design Capacity (Mm^3)	
Chimiwungo West	1,043	
Chimiwungo East	147	
Design Volume	1,190	322

20.5 SEDIMENT CONTROL – DEVELOPMENT CASE

Sediment control is important to the project because the local rivers are generally clean and undisturbed. The project will disturb the surface soils which is likely to cause sediment runoff. Sediment control is best done by management at the source and preventing the transport of sediment to the rivers. This will be done by the implementation of a sediment management plan from day one of construction.

A sediment and erosion control manual has been produced providing generic designs for various situations.

As a final measure of sediment control, a sediment control dam is planned on the last 1 km reach of the Lumwana East River. This is a substantial sediment dam which will be built early in the project and be effective in removing sediment from the river before it exits the project area. All water from the project will pass through this dam before discharge.

21. INTERPRETATION AND CONCLUSIONS

The aim of the latest work has been to update the mine planning using the new Mineral Resources models and the higher copper price. This has increased the Reserves and demonstrated the long life potential of the Lumwana Project.

The current Chimiwungo pit designs for the Development Case are based on a copper price of $1.20/lb. Equinox has recently completed drilling on the northern area of the Chimiwungo Main pit. This has converted previously Inferred resource to Measured and Indicated Resource. Additional drilling is planned during mining to upgrade Resources at Chimiwungo and this will add to the Mine plan as the Mine develops through its life.

A Resource definition drill program at Chimiwungo of about 600 holes for 80,000 m of combined RC percussion and diamond drilling, would provide a suitable data density to allow upgrading of the Inferred Resource within the designed pits to at least Probable Reserve status. This drill program, plus the necessary subsequent geotechnical, hydrological, resource estimation and mining studies is estimated to cost approximately $15.0M.

There is upside potential in further resources being found at the various exploration sites which would add further value to the project.

22. RECOMMENDATIONS

In 2006 an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana pits at a copper price of $1.20/lb, for the Development Case, the Lumwana mine life has been extended from 18 to 37 years. Although the Development Case plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

The financial evaluation based on the Base Case has demonstrated the technical feasibility of the mining and processing of the Malundwe and Chimiwungo orebodies. Financial modelling undertaken based on the Base Case parameters by IRF at a copper price of $1.30/lb, show a post-tax Internal Rate of Return ("IRR") of 14.4% and a post-tax Net Present Value ("NPV") of $215M, at an 8% discount rate. At a higher copper price of $1.88/lb, a post-tax IRR of 34.3% and a post-tax NPV of $1,060M, at an 8% discount rate is achieved.

It is recommended that as the Chimiwungo pit under the Development Case is now substantially larger that further studies be conducted on geotechnical and hydrological aspects. Equinox has used electrical equipment and trolley assist to alleviate the cost of fuel price increases and use the competitive electrical charges in Zambia. However, in the present world environment, mining operating costs will need to be reviewed on a regular basis.

23. ADDITIONAL REQUIREMENTS

23.1 MINING OPERATIONS – DEVELOPMENT CASE

The following is a discussion of the proposed mining operations.

The Lumwana Project currently consists of two deposits, Malundwe in the north-west and Chimiwungo, 7 km from Malundwe, to the south-east, although there could be opportunities to include other deposits in the area as they are proved up. Malundwe will be mined first, with mining completed in just over six years. The copper ore from Malundwe will be sent to the process plant, which will produce a concentrate suitable for sale to a smelter. The Chimiwungo deposit will be mined next, with the concentrate produced also being treated at a smelter.

A full optimisation study was carried out using Whittle FourX software to determine the pits to be used as the basis of final and stage designs. The final pits were designed using the slope parameters developed as part of a geotechnical study. The Malundwe and Chimiwungo South pits reach maximum depths of 190 m and 405 m respectively.

The mine will produce sulphide copper ore at a rate of 20 Mt/a once full mill production is reached. This will involve the use of four hydraulic face shovels for waste and ore and two hydraulic excavators (26 m^3) plus a smaller unit (15 m^3) for selective ore mining and 26 large AC drive haul units (242 t). These units will be supported by a fleet of drills, front end loaders, bulldozers, graders and other ancillary equipment.

The tailings will be placed in a tailings storage facility upstream of the Malundwe pit for the life of mine and then in the Malundwe pit towards the end of the life. Part of the Malundwe waste dump will act as a wide embankment fill between the tailings and the Malundwe pit.

Other waste dumps will be developed close to the pits but will tie in with the local topography.

The Malundwe pits will be dewatered using a combination of boreholes and in-pit sumps, with water being pumped into the Lumwana East River downstream of the Malundwe pit. Chimiwungo will be dewatered using in pit sumps only.

A detailed mining schedule was developed that included mining the Malundwe 'Starter pit' to give technical personnel an opportunity to evaluate geotechnical, hydrological and general operational aspects of the Malundwe pit prior to full production commencing in 1st quarter 2008. This also allowed mining higher grade in the first 2 years of the schedule and was aimed at improving copper production.

The oxide and high Uranium ore (> 700 ppm U) will be stockpiled close to the ROM pad for processing later in the mine life or be encapsulated.

Table 23.1 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the Base Case mine plan and schedule. The mill feed material in the Table 23.1 is made up of measured and indicated ore only.

Table 23.1 Mine Production and Mill Feed Schedule for Sulphide Ore – Base Case

Year	Waste Tonnes (Mt)	Ore Mined		Waste to Ore Ratio (t:t)	Mill Feed	
		Tonnes (Mt)	Cu (%)		Tonnes (Mt)	Cu (%)
2007	11	1	0.93	21.3	0	0.00
2008	71	11	1.27	6.5	9	1.28
2009	124	20	0.99	6.2	20	0.99
2010	106	20	1.03	5.3	20	1.03
2011	100	20	0.84	5.0	20	0.84
2012	116	20	0.74	5.8	20	0.81
2013	100	20	0.82	5.0	20	0.82
2014	109	20	0.72	5.5	20	0.72
2015	102	20	0.76	5.1	20	0.76
2016	51	20	0.69	2.5	20	0.69
2017	41	20	0.67	2.0	20	0.67
2018	31	20	0.78	1.5	20	0.78
2019	16	10	0.66	1.6	12	0.65
Total	**977**	**222**	**0.82**	**4.4**	**222**	**0.82**

Total high grade and low grade ore mined under the Development Case totals 691 Mt and 51 Mt respectively at an average copper grade of 0.68% and 0.29% with mill feed continuing at a rate of 20 Mt/a until 2045. The low grade sulphide ore is stockpiled and processed later in the Project's life. The Base Case mine plan gives an average strip ratio of 4.4 t : 1 t while the Development Case average strip ratio is 4.2 t : 1 t.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 10.6 Mt at 0.65% Cu for the Base Case and 15.3 Mt at 0.52% Cu for the Development Case.

The high grade uranium ore, which is included in the waste schedule above, will be stockpiled for possible future processing.

Figure 23.1 highlights the amount of the Malundwe and Chimiwungo Deposits, which is currently classified as Measured and Indicated and how much is classified as an Inferred Resource.

Figure 23.1 Classification of Ore in the Malundwe and Chimiwungo Deposits – Development Case

(PLAN RL =1264m)


8650000 N
N
1km
Measured & Indicated
Inferred
8647000 N
8646000 N
371000 E
372000 E
8643000 N
8642000 N
8641000 N
8640000 N
377000 E
378000 E
379000 E
380000 E

Resources in Malundwe Pit

Resources in Chimiwungo Pit

23.2 PROCESS PLANT

23.2.1 Concentrator

The concentrator flowsheet has a nominal design capacity of 20 Mt/a and is based upon the flowsheet developed from data obtained from the metallurgical testing carried out during the BFS and the FEED phases of the project.

Figure 23.2 contains a simplified process plant flowsheet showing the main unit processes.

Figure 23.2 Summary Process Plant Flowsheet


ROM
Stockpiles
ROM Bin and
Primary Crushing
Crushed Ore
Stockpile
SAG Mill
Ball Mill
Flotation
Tailings
Thickener
waste
Regrind Mill
Tailings
Storage
Facility
Flotation
Concentrate
Thickener
Off Site
Smelter
Concentrate
Filter Press

Trucks from the mine will tip directly into a 400 t capacity ROM dump hopper. The ROM pad will accept ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher will be used to crush the ROM ore from a nominal top size of 1 500 mm to less than 200 mm. Oversize material will be deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 16 hours live capacity.

Ore is to be reclaimed via apron feeders onto a conveyor belt providing direct feed, at a rate of approximately 2 500 t/h, into the 38 ft x 18 ft SAG mill. The SAG mill trommel undersize discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a 26 ft x 40 ft ball mill. The hydrocyclone overflow (P_{80} of 280 µm) reports to flotation, whilst the underflow returns to the ball mill.

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 29% copper are expected from Malundwe and Chimiwungo respectively.

The concentrate will be dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. The concentrate will be stored in a 7 day capacity storage shed from which it will be subsequently loaded onto trucks and transported to market for smelting and refining. Flotation tailings will be thickened and pumped to the tailings dam.

The majority of the plant water will be recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water will be supplied from a river water dam as required.

23.2.2 Roast Leach Electrowin

The Roast Leach Electrowin (RLE) flowsheet was designed to treat Chimiwungo concentrate at a capacity of 100,000 t/a cathode copper with any excess copper concentrate being trucked off-site for processing at another smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Testwork and process modeling carried out during the BFS showed that copper recoveries of approximately 95% could be achieved.

Figure 23.3 highlights the main unit operations and major flows within the RLE circuit.

Figure 23.3 RLE Circuit – Block Flow Diagram


SULPHURIC ACID
ACID PLANT
RESIDUE TREATMENT
RLE PLANT RESIDUE
FLOTATION CONCENTRATE
ROAST - LEACH
NEUTRALISATION
COBALT RECOVERY
COBALT POWDER
SOLVENT EXTRACTION
ELECTROWINNING
COPPER CATHODE

To minimise capital expenditure, Equinox has now determined that all of the Chimiwungo concentrate will be treated at an offsite smelter/refinery and, therefore, the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement and not part of the integral project development plan.

23.2.3 Uranium Process Plant

Preliminary metallurgical testwork carried out during the BFS indicated that uranium recoveries of 97% could be achieved in the production of uranium yellow cake from Malundwe uranium ore. This testwork provided the basis for a PFS level uranium extraction plant design used in the Lumwana BFS. This design and costing will be updated at an appropriate time. Uranium recovery does not form part of the integral project development plan. Uranium mineralisation will be stockpiled for later access.

23.3 PRODUCTION

Table 23.2 summarises the Base Case projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes. Total projected production of copper concentrate under the Development Case totals 14,183 dkt while copper from smelting of concentrate is 4,502 kt.

Table 23.2 Summary of Lumwana Copper Project Final Product Production – Base Case

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	234	107
2009	467	180
2010	426	193
2011	338	158
2012	461	151
2013	407	153
2014	455	135
2015	449	142
2016	444	130
2017	441	124
2018	452	146
2019	268	70
Total	**4,842**	**1,688**

Notes

- Year 2008 is from 1 July, the estimated date for the commencement of production.
- The figures for Copper from smelting of concentrate are those that Equinox would be credited for (i.e. smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarised in Section 23.4).

23.4 MARKETS AND CONTRACTS

23.4.1 Lumwana Concentrates

The Malundwe concentrate (2008 to first half of 2014) has high copper grades (> 40%) and is of interest to European and Asian smelters for blending. Most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (second half of 2014 onwards) has a lower copper grade, typically at 29%, as well as having higher cobalt and nickel grades. The cobalt and nickel grades may attract penalties from the smelters, which are typically applied at $0.30 per tonne of concentrate per 0.1% over 0.5%. Effective mine planning and blending will be required to maintain concentrations of copper, cobalt, nickel and other penalty elements within agreed ranges with the smelters.

Samples of Malundwe and Chimiwungo concentrates were provided to smelters for off-take agreements and negotiations are on going based upon Equinox's chemical specifications as provided in Table 23.3.

Table 23.3 Lumwana Concentrate Specifications

Element	Malundwe	Chimiwungo
Cu%	41 - 45	28 - 32
S%	26 - 29	28 - 31
Fe%	19 - 22	24 - 27
SiO_2%	2.5 - 3.0	2.5 - 5.0
Au	2 - 4	2 - 4
Ag	0 - 2	0 - 2
Al %	0.77	0.6
As	10	10
Ba	40	55
Bi	20	10
Ca	380	320
Cd	5	57
Cl	100	100
Co	2820	7550
Cr	370	1100
F	100	200
Hg (ppb)	180	100
Mg	2100	2500
Mn	40	2100
Mo	130	360
Na	200	540
Ni	430	2150
Pb	34	60
Sb	5	7
Se	23	16
Te	4.2	1.6
Zn	150	260

Notes

All figures ppm unless otherwise stated.

23.4.2 Annual Treatment Charges

Over recent years, base levels of treatment charges, copper refining charges and price participation levels have generally equalised between markets on a worldwide basis. As a result, most contracts between mines and smelters, for a given time frame, are often referred to as "benchmark terms".

The delivery costs are a major factor in assessing optimal smelter destination. The optimum target market for the concentrate production is considered to be Zambia

and other smelters on the African continent. However, it is not clear how much can be placed with these smelters and negotiations are ongoing.

Freight capture is common practise and a matter of economics. Given the low level of copper demand in Zambia and Africa in general, metal produced from domestic concentrates is exported and this is at the smelter's cost. Smelters in this position will typically seek freight capture to offset the costs on metal exports. As a general rule of thumb, a domestic smelter will expect to capture between 50% and 70% of the mine's saving and is part of the on-going negotiations with the various smelters.

Treatment and refining charges in 2004 remained substantially below historic levels in the light of excess smelter capacity to mine supply. Mine production increased as the year progressed and this, along with problems with numerous smelters expansions put the concentrate market into a large surplus. This resulted in mid-year negotiations settling roughly 50% higher (2004: Treatment Charge (TC) - $62 per t Refining Charge (RC) - $0.062/lb; 2005: TC - $85 per t RC - $0.085/lb).

In 2004, using a copper price of $0.95/lb, these terms equate to 22% of the price using a concentrate grade of 30%. This is similar to the average over the last twenty years, which contains periods when concentrates were both in surplus and in deficit.

For long-term valuation, a treatment charge of $80 per dry metric tonne of concentrate and a refining charge of $0.08/lb of payable copper has been used in the financial analyses, along with price participation of ±10% from a base copper price of $0.90/lb.

23.4.3 Concentrate Transportation Costs

Transportation costs (together with the reliability of the chosen transport system) is a major factor in determining market options. Zambia has not been an exporter of large tonnages of copper concentrates and therefore suitable transport infrastructure is currently limited. Trucking, as compared to rail, is the better option but truck fleets are typically old and considerable new investment will be required.

Costs to transport concentrate, using contractors, from Lumwana to the Copperbelt smelters are between $25 and $33 per tonne, as compared to $130 per tonne to transport the concentrate to Palabora in the Republic of South Africa. Equinox has designed a system, using a fleet of new trucks and special trailers, tailor-made for the handling of concentrates in bulk to the Copperbelt smelters. The financial model is based upon using contract transport but Equinox can operate this as an owner fleet if required.

23.4.4 Payable Metal

For Malundwe grade (> 40%), the smelters will typically pay 96.75% of the copper content and for Chimiwungo grade (approximately 29%), the smelters will typically pay for 96.5%. A minimum deduction of 1 unit is applied (e.g. 45% x (100 - 96.75%) = 1.5 and therefore the minimum would not be applied).

Gold credits are typically applied at above 1 gram per dry metric tonne of concentrate with between 90% and 100% paid.

23.4.5 Offsite Costs

Handling losses typically range from 0.1% to 0.3% however due to the current infrastructure and transportation facilities in Africa, Neil Seldon and Associates recommends a minimum figure of 0.5% is applied.

Supervision and umpire assaying is not a set figure and will depend on a number of factors. However, Neil Seldon and Associates has recommended a figure of between $0.50 to $1.00 per dry tonne of concentrate be used.

23.4.6 Global Refined Copper Market and Prices

At the turn of the century, copper consumption declined sharply due to the "burst in the technology bubble" and the events of 9/11. Copper production however continued to grow and the price of copper declined rapidly, averaging $0.707/lb in 2002.

During the earlier part of the 2000 decade the low copper prices delayed the development of new mines, but the price surged in late 2003 and early 2004 and mine re-activation started. 2003 proved to be a major turn-around year for copper. Strong demand in China and India (and to a lesser extent in the rest of Asia), declining copper inventories and delayed smelter expansions all contributed to the rapid rise in the copper price to levels that only a few years ago, were totally unexpected. The average copper price in 2003 was $0.807/lb, in 2004 $1.291/lb and in 2005 $1.668/lb.

The price in 2006 continues to be strong with prices rising above $3.00/lb; peaking in May at $3.99/lb then returning to $3.50 - $3.60/lb in July. High demand for copper (particularly from China and India), together with the fact that many smelters postponed maintenance shutdowns which were not affordable during 2002/2003 and were rescheduled to the first half of 2005 along with mine production problems in 2005 and 2006 are factors in the continued high prices.

With refined copper consumption growing over twice as fast as production in 2004, a large supply deficit arose (approximately 1.1 Mt). By the end of 2004 remaining copper stocks had fallen to very low levels and have remained at relatively low levels since. For 2006, it is forecast a small (0.2 Mt) production-consumption deficit will occur.

The prices shown in Table 23.4 indicate expected levels relative to expected consumption production forecasts and are sourced from the Bloomsbury Mineral Economics Limited ("BME") May 2006 Copper Briefing.

Table 23.4 Expected Levels Relative to Expected Consumption and Production Forecasts

(kt of Refined Copper)

	2001	2002	2003	2004	2005	2006	2007	2008
Copper Production	15,608	15,314	15,297	15,857	16,573	17,505	18,251	19,023
Copper Consumption	14,668	15,073	15,738	16,905	16,889	17,690	18,437	18,584
Balance Surplus/-Deficit	940	241	-441	-1 048	-316	-185	-186	440
Inventory End of Year	4,040	4,281	3,840	2,792	2,477	2,292	2,106	2,546
Copper Price ($/lb)	0.716	0.707	0.807	1.300	1.668	3.132	3.598	3.359

The BME copper price forecast over the period 2006 to 2030 is an average in constant 2005 dollars of $1.23/lb (or $1.25/lb in January 2006 constant dollars). Neil Seldon and Associates has recommended a long-term average copper price of $1.25/lb in constant 2005 dollars, with a likely range of $1.03 to $1.30/lb. The copper price at 26 October 2006 was $3.39/lb.

23.4.7 Gold

It is expected that some of the gold contained in the concentrate will be credited to Equinox. However, at this stage revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Additional References:

- Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006.
- Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006.

23.5 ZAMBIAN TAXES

The Zambian tax system is administered by the Zambia Revenue Authority ("ZRA"), an agency established for this purpose in 1994. Generally the following will be applied to Lumwana.

23.5.1 Corporate Tax

The corporate tax rate that applies to a company that is involved in Copper or Cobalt production is at 25%.

23.5.2 Mineral Royalty

A royalty of 0.6% of gross metal value will be applicable

23.5.3 VAT

The Company's mining outputs would be subject to VAT at either 0% or the standard rate of 17.5%, depending on whether or not the supply is destined for the

export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 17.5%.

Local suppliers of goods and services will include VAT at 17.5% on the invoice value of their taxable supplies made to Equinox. The VAT incurred on business inputs sourced locally can be claimed back from ZRA through monthly VAT Returns as input tax.

Import VAT is payable on importation of goods into Zambia. The VAT paid at the border on business imports is claimable through monthly VAT Returns as input tax.

For imported services, VAT would be chargeable based on the gross value of the services imported. The VAT incurred on imported services can be claimed back using the VAT Reverse Charge mechanism.

23.5.4 Withholding Tax

A mining company involved in copper and cobalt production will pay withholding tax at a rate of 0% on dividends, royalties, management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money to the company.

Withholding tax on payment to construction and haulage services and management and consultancy fees to third parties will be payable at a rate of 15%.

23.5.5 Customs Duty

The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting.

During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items.

23.5.6 Tax Losses Carried Forward

Tax losses are carried forward for a period of ten years, for mining companies involved in the production of copper and cobalt.

23.5.7 Capital Allowances

Capital allowances are allowed up front, or once incurred for a period of up to 20 years. This includes money expended upon buildings, equipment and interest payable on any loan for mining or prospecting purposes.

23.6 CAPITAL AND OPERATING COST ESTIMATES

23.6.1 Capital Cost Estimates

The capital costs shown in Table 23.5 are divided into pre-production and deferred costs incurred over the life of mine based on the Base Case.

Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs.

The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (e.g. light vehicles, motors, gearboxes and the like) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 23.5 Consolidated Capital Cost Estimate – Base Case ($M)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip) [1]	66.7	0.0	66.7
Miscellaneous Mining Equipment [1]	18.2	23.0	41.2
Processing Plant			
Mobile Equipment [1]	2.7	2.9	5.5
Process Plant - EPC [2]	357.4	8.6	366.0
Infrastructure & Development Contributions [1]	2.4	0.0	2.4
First Fill [1]	14.8	5.1	19.8
Sustaining Capital [1]	0.0	21.7	21.7
General			
Tailings & Water Storage Facilities [3]	18.7	43.9	62.6
General – Administration [1]	30.1	12.5	42.6
Total Direct Costs	**510.8**	**117.6**	**628.4**
Mining Fleet [1,4]	165.4	4.2	169.6
Total Including Mining Fleet	**676.2**	**121.8**	**798.0**
Contingency [1 5]	35.6	0.0	35.6
Total including Mining Fleet & Contingency	**711.8**	**121.8**	**833.6**
Exploration [1]	2.9	4.9	7.8
Rehabilitation (end of mine life)	0.0	5.2	5.2
Total Capital (Including Exploration Costs)	**714.7**	**131.9**	**846.6**

Notes

1. Developed by Equinox
2. Developed by ABJV. This includes the process plant at $372.6M and EPC fee of $35.0M totalling $407.6M. To the 30th September 2006, ABJV estimate that $41.6M of the $372.6M for the process plant, has been spent , leaving $366.0M to be spent.
3. Developed by Knight Piésold
4. It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement.
5. This contingency is in addition to the contingency incorporated in the EPC contract.
6. Totals may not add due to rounding.

The capital cost estimate for the Development Case includes an additional $385M as deferred capital over the life the project.

23.6.2 Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure and the Base Case results are summarised in Table 23.6.

The overall operating costs include the following:

- Mining operating costs
- Process plant operating costs
- Administration costs
- Off site smelting and refining costs
- Product costs including transportation, marketing and insurance costs.

Table 23.6 Operating Cost Estimate – Base Case

Year	Mining ($M)	Concentrator ($M)	Admin ($M)	Concentrate Treatment and Refinery Costs ($M)	Realisation Costs ($M)	Total ($M)	Total ($/lb)
2008	47	19	10	47	29	152	0.642
2009	97	42	19	85	58	301	0.758
2010	84	45	15	85	51	280	0.659
2011	83	45	16	69	40	253	0.727
2012	92	44	16	77	56	286	0.856
2013	88	46	17	73	48	273	0.811
2014	93	46	19	72	54	284	0.954
2015	91	46	19	73	53	283	0.904
2016	64	46	18	70	52	250	0.876
2017	54	46	17	68	52	238	0.869
2018	47	46	16	75	55	238	0.741
2019	19	29	10	40	32	130	0.840
Total/Av.	**859**	**502**	**191**	**832**	**581**	**2,966**	**0.797**

Notes

- Year 2008 is from 1 July, the estimated date for the commencement of production.
- The above table excludes the Zambian Government royalty, the Phelps Dodge royalty and a corporate office cost, however, these costs are included in the economic analysis.
- The above table is based upon a copper price of $1.30/lb.

The life of project average total operating costs for the Development Case is estimated to be $0.90/lb of copper produced.

23.7 ECONOMIC ANALYSIS

The key financial parameters for the development scenario, were developed by Investor Resources Finance Pty Ltd (IRF) at a copper price of $1.30/lb (2006$). The current copper price is considerably higher than $1.30/lb. As a result, the key financial parameters were also determined at $1.88/lb (2006$), which is the three year trailing average price of copper in line with the US Securities and Exchange Commission ("SEC") requirements, to show the impact of a higher copper price.

The economic analysis set out below is based on the Base Case and is provided solely to comply with the requirements of Canadian securities legislation, which preclude the disclosure of an economic evaluation which includes Inferred Resources. The Company in fact intends to develop the Project in accordance with the Development Case, which it believes is the optimal approach and realistic given the Company's historic and anticipated conversion of Inferred Resources to Indicated Resources. The Company further believes that the Development Case will generate significantly higher Net Cash Flows and Pre and Post Tax NPVs than those indicated in the Base Case.

Table 23.7 Lumwana Copper Project - Key Financial Parameters – Base Case

Element	Units	Copper Price $1.30/lb	Copper Price $1.88/lb
Summary of Financials			
Pre-tax IRR (real)	%	16.5	39.0
Pre-tax NPV (0% real)	$ M	945	2,850
Pre-tax NPV (8% real)	$ M	316	1,428
Pre-tax NPV (10% real)	$ M	220	1,207
Post-tax IRR (real)	%	14.4	34.3
Post-tax NPV (0% real)	$ M	732	2,161
Post-tax NPV (8% real)	$ M	215	1,060
Post-tax NPV (10% real)	$ M	135	887
Net Cash Flow Before Capital and Tax	$ M	1,792	3,697
Net Cash Flow After Capital and Before Tax	$ M	945	2,850
Average Cash Cost – First 5 Years	c/lb Cu	73.8	79.7
Average Cash Cost - Life of Mine	c/lb Cu	79.8	85.7
Pre-Production Capex	$ M	511	511
Pre-production Mining Fleet	$ M	165	165
Pre-production Contingencies & Exploration	$ M	39	39
Deferred Capex	$ M	132	132
Total Project Capex	$ M	847	847
Payback Period	years	3.5	1.6
Copper Produced from Smelting	kt	1,688	1,688
Copper Price (2006$)	$/lb	1.30	1.88

The NPVs and IRRs of the Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Project and carried forward tax deductions from past expenditure on the Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

Based on the Development Case, copper produced from the smelting of concentrate would total 4,502 kt over the life of the Project, providing Net Cash Flow After Capital and Before Tax of $2,510M (at $1.30/lb Cu) and $7,540M (at $1.88/lb Cu).

Pre and Post tax NPV's for the Development Case, at an 8% discount, are $490M and $345M (at $1.30/lb Cu) and $2,070M and $1,540M (at $1.88/lb Cu). Given the historic conversion of Inferred Resources to Indicated Resources following definition drill programs, Equinox feels that the Development Case is realistic given the plan to continue Resource definition drilling as the Mine develops. It should be noted that the economic evaluation of the Mineral Resources and Reserves of the Lumwana Project based on the Development Case includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorised as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

A series of sensitivity analyses has been carried out on the major parameters of the Project. Commodity prices, copper grade, site operating costs, capital expenditure, treatment/refinery costs and transport costs were all varied ±5%, ±10% and ±15%. In each case the cash flows excluding debt financing post-tax IRRs and post tax NPVs at 8% real per annum were evaluated. The following star charts (Figure 23.4 and Figure 23.5 at $1.30/lb Cu) show the results of the sensitivity analysis on the major parameters.

Figure 23.4 Star Chart – IRR Real per Annum (Post Tax) – Base Case


AT Cu PRICE: $1.30/lb
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
IRR (%)
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
Change
Spot Copper Price
Malundwe Sulphide Ore - Cu Grade
Chimiwungo Sulphide Ore - Cu Grade
Total LOM Capital Expenditure
Site Operating Costs

Figure 23.5 Star Chart – NPV @ 8% Real per Annum (Post Tax) – Base Case


AT Cu PRICE: $1.30/lb
600
500
400
300
200
100
0
-100
-200
NPV (post tax) @ 8% pa real (US$ m)
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
Change
Spot Copper Price
Malundwe Sulphide Ore - Cu Grade
Chimiwungo Sulphide Ore - Cu Grade
Total LOM Capital Expenditure
Site Operating Costs

24. CO-AUTHOR CERTIFICATES

Reference should be made overleaf for the qualified persons certificates of those who were involved in the preparation of this document.

CERTIFICATE OF QUALIFIED PERSON

I, Michael Davis, Manager Process, Ausenco Services Limited, 44 St Georges Terrace, Perth, Western Australia, Australia do hereby certify that:

I graduated from the Auckland University in 1988 with a Bachelor of Engineering (Chemical and Materials).

I am an Associate Member of the Institute of Chemical Engineers (IChemE – Membership No: 91002150) and have been a member since 1996.

I have practised my profession primarily in the areas of process design and engineering on various projects and studies for a total of 18 years and with Ausenco Services Limited since April 2004.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and believe that by reason of my membership of a professional institute (IChemE) and my past relevant working experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation in all or part of Sections 1.0, 2.0, 3.0, 4.0, 5.0, 6.1, 6.2, 6.3, 6.5, 7.2, 7.3, 7.4, 18.0, 23.2, 23.5, 23.6.1, 24.0 and 25.0 of the technical report dated October 2006 entitled "Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "Technical Report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited apply all of the tests in Section 1.4 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I have not visited the project site.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of October, 2006.

Signature: ______________________

Michael Davis

CERTIFICATE OF QUALIFIED PERSON

I, Rob Hanbury, Associate Director, Knight Piésold Pty Ltd, Level 3, 46 Ventnor Avenue, West Perth, Western Australia 6005, Australia do hereby certify that:

I graduated from the University of Natal, South Africa with a Bachelor of Engineering (Civil) in 1980.

I am a Member of the Institution of Engineers Australia, The Australian Geomechanics Society, and the International Society Soil Mechanics and Geotechnical Engineers.

I have practised my profession as a geotechnical engineer for a total of 25 years and with Knight Piésold Pty Ltd since September 1996.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Lumwana project site in Zambia from the 28th June to the 13th July 2005.

I am responsible in all or part for the preparation of Section 20, 22.0, 23.6 and 24.0 of the amended technical report dated October, 2006 entitled "Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of October, 2006.

Signature: Hanbury.
Rob Hanbury

CERTIFICATE OF QUALIFIED PERSON

I, Ross Bertinshaw, Principal, Golder Associates Pty Ltd, 1 Havelock Street, West Perth, Western Australia 6005, Australia do hereby certify that:

I graduated from the University of New South Wales with a Bachelor of Engineering (Mining) in 1974, the University of London with a Master of Science (Mining) in 1977 and a Master of Business Administration from Murdoch University in 1994.

I am a Fellow of the Australasian Institute of Mining and Metallurgy, Chartered Professional, Member of the Mineral Industry Consultants Association, Member of the American Institute of Mining Engineers and a Registered Professional in the Province of British Columbia.

I have practised my profession as a mining engineer for a total of 32 years and with Golder Associates Pty Ltd since January 2001.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Lumwana project site in Zambia on the 19th and 20th of September, 2002.

I am responsible in all or part for the preparation of sections 3.0, 4.1, 6.0, 6.4, 7.1, 7.4, 8.0, 9.0, 10.0, 11.0, 12.0, 13.0, 14.0, 15.0, 16.0, 17.0, 19.0, 20.2, 20.4, 21.0, 22.0, 23.1, 23.3, 23.6, 24.0 and 25.0 of the technical report dated October, 2006 entitled "Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

Dated this 30th day of October, 2006.

Signature: R Bertinshaw
Ross Bertinshaw

CERTIFICATE OF QUALIFIED PERSON

I, Tim Miller, Director, Investor Resources Finance Pty Ltd, Level 3, 15 Queen Street, Melbourne, Victoria 3000, Australia

do hereby certify that:

I graduated from RMIT University, Australia with a BAppSc, Chemistry in 1988; Securities Institute of Australia, with a GradDipAppFin&Inv in 1993; and from the University of Melbourne, Australia, with a MAppFin in 2002.

I am a registered Member of the AusIMM and a Fellow of the Financial Services Institute of Australasia (Finsia).

I have practised my profession as a financial analyst, for a total of 11 years and with Investor Resources Finance Pty Ltd since January 2006.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am advised that visits were made to the Lumwana project site in Zambia on the and 27 June to 4 July 2005 and 4th July to 10th July 2005 by GRD Minproc representatives and on 19th and 20th of September, 2002 by a Golder representative.

I am responsible for the preparation of sections, 3.0, 5.0, 23.3, 23.5, 23.6, 23.7, 24.0 and 25.0 of the technical report dated October, 2006 entitled "Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia" (the "technical report").

I am not aware of any material fact or change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

I am independent of Equinox Minerals Limited applying all of the tests in section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F, and the technical report has been prepared in accordance with the requirements specified therein.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of October, 2006.

Signature: Tim Miller
Tim Miller

25. REFERENCES

Aker Kvaerner Australia Pty Ltd, 2003, Lumwana Bankable Feasibility Study – Volume 5 – Metallurgy and Testwork, October 2003.

Bloomsbury Minerals Economics Ltd, Copper Briefing Service, May 2006

Corpus Globe Advocates, 2004, Legal Due Diligence Report (Zambia) for Toronto Stock Exchange Listing, February 2004.

Corpus Globe Advocates, 2005, Corporate Status of the Zambian Subsidiaries of Equinox Minerals Limited, August 2005

Deloitte and Touche, 2005, Report on Zambian Taxes Applicable to Equinox Copper Ventures Limited, May 2005.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 3 – Geological Modelling and Resource Estimation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 4 – Mining, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 6 – Plant Site Geotechnical Investigation, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 8 – Water and Waste Management, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2003, Lumwana Bankable Feasibility – Volume 9 – Environmental, Golder Associates Pty Ltd, September 2003.

Golder Associates, 2005, Geological Modelling and Resource Estimation – Chimiwungo North – Lumwana Project, May 2005.

Government of the Republic of Zambia and Equinox Copper Ventures Limited, Draft Development Agreement for the Lumwana Copper Project, September 2005.

GRD Minproc Ltd, 2005, Lumwana Copper Project Operating Cost Estimate, October 2005.

GRD Minproc Ltd, 2005, Lumwana Copper Project Scope Description and Estimate Basis, October 2005

GRD Minproc Ltd, 2005, Lumwana Copper Project Amended Technical Report, October 2005

J.Levin, A Proposal for the Determination of Grindability of Fine Materials, Mintek Report No.M177, Council for Mineral Technology

Knight Piésold, 2005, Lumwana Copper Project, Feasibility Study Update, Tailings Management, Raw Water Supply and River Diversion, PE301-00119/01, May 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Final Design, Tailings Management, Raw Water Supply, and River Diversion, November 2005

Knight Piésold Pty Ltd, Lumwana Copper Project, Geotechnical Investigation for Final Design, November 2005

Marsh, 2003, Lumwana Copper Project Equinox Resources Limited – Indicative Insurance Cost, August 2003.

Neil S. Seldon and Associates Ltd, 2005, Copper Concentrates Marketing Prices Treatment Charges and Logistics Review for the Equinox Copper Ventures Limited Lumwana Project, May 2005

Neil S. Seldon and Associates Ltd, 2005, Lumwana Logistics Review Prepared for Equinox Copper Ventures Limited, July 2005

Neil S Seldon and Associates Ltd, 2006, Lumwana Project Copper and Smelter Charges Prepared for Equinox Minerals, June 2006

PricewaterhouseCoopers, 2005, Another Balancing Act – The Zambian Budget 2005 (www.pwcglobal.com/zm).

PricewaterhouseCoopers, 2005, 2005 Tax Datacard 2004/2005 (www.pwcglobal.com/zm).

EQUINOX MINERALS LIMITED

ARBN 108 066 986

November 8, 2006

Drilling Confirms both Copper and Uranium Mineralization at the Kanga Prospect in Zambia

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Corporation") announces the initial phase assay results from the first 10 reverse circulation percussion ("RCP") exploration drill holes into the Kanga Prospect at Lumwana in Zambia. Drill holes are widely spaced along 560m of strike and were targeted to evaluate the Kanga Induced Polarisation ("IP") geophysical anomaly previously announced July 05, 2006. All holes to date have intersected copper mineralization which occurs as chalcopyrite, with subordinate amounts of bornite. Cobalt is also present. Three of the holes intersected uranium mineralization. Drill results to date are set out in Table 1 below.

Table 1: Drill Intercepts at Kanga Prospect

COPPER INTERCEPTS, KANGA ANOMALY

HOLE ID	EAST	NORTH	DEC	AZI	FROM	TO	METRES	Cu %	Co ppm	U ppm
LUM0367	372800	8645560	-80	094	24	26	2	0.65	93	<10
LUM0368	372700	8645560	-80	094	32	40	8	1.01	200	<10
		incl			34	38	4	1.62	274	<10
LUM0369	372600	8645560	-80	094	28	32	4	0.32	177	<10
		and			44	48	4	1.03	39	<10
LUM0370	372400	8645560	-80	094	88	90	2	0.33	450	<10
LUM0371	372725	8645400	-80	094	40	44	4	0.47	880	<10
		and			54	62	8	1.05	132	<10
LUM0372	372625	8645400	-80	094	60	66	6	0.96	114	<10
		and			74	80	6	0.46	32	<10
LUM0373	372425	8645440	-80	094	88	92	4	0.37	1444	<10
LUM0374	372850	8645200	-80	094	60	62	2	0.25	71	<10
LUM0375	372650	8645200	-80	094	82	88	6	0.72	252	<10
LUM0376	372800	8645000	-80	094	98	102	4	0.31	43	<10

URANIUM INTERCEPTS, KANGA ANOMALY

HOLE ID	EAST	NORTH	DEC	AZI	FROM	TO	METRES	Cu%	U ppm	Co ppm
LUM0368	372700	8645560	-80	094	70	80	10	0.01	174	64
LUM0371	372725	8645400	-80	094	62	64	2	0.03	100	36
LUM0376	372800	8645000	-80	094	104	106	2	0.14	430	71

Competent Person and Sampling Protocols

As required by the National Instrument 43-101, Equinox's designated qualified person required for the supervision of exploration of the projects is Mike Richards, an employee of the Corporation. Drill method utilised to generate the samples was 4.5" diameter reverse circulation, using a face sampling hammer bit. Collar positions were located using a differential GPS and the holes were surveyed every 50m downhole. Samples were collected into plastic bags via a cyclone on 1m intervals and split through a 75:25 Jones riffle splitter. 1m samples were composited to cover a 2m interval. The resultant sample of 2kg was placed in a calico bag. Duplicates, standard reference samples and blanks were inserted in the sample sequence at a rate of 1 in 20. Samples were despatched directly to ALS Chemex at Malaga, Perth Western Australia by air freight. All samples were dried, crushed and pulverised to achieve 90% passing -75microns. The pulp was collected from the pulveriser bowl by a ceramic sample scoop, and the balance of the pulp stored for re-assay, if required. Samples were assayed by four acid digest and method ME-ICP61 up to 10000ppmCu; above this level samples were re-assayed by Cu-OG62, a more accurate ore grade determination. Intercepts were calculated as an arithmetic average, and intervals represent down hole intercepts, although in Kanga drilling this approximates true thickness. Lower cut off grades accepted for the intercepts were 0.2%Cu and 100ppmU, with up to 4m permissible as internal waste.

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. Technical information in this release is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated August 2006 (the "Technical Report"), prepared by Matt Langridge, General Manager, Projects and Construction, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal of Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, of Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

The economic analysis of Lumwana in the Amended Technical Report is based on a model which includes Inferred Resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic performance proposed in the economic analysis following depletion of the Mineral Reserves will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators for this analysis. See the Amended Technical Report for further details.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Amended Technical Report which is posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

EQUINOX MINERALS LIMITED

AARBN 108 066 986

November 29, 2006

Equinox wins Exploration Award at Mining Journal 2006 Outstanding Achievement Awards

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to report that the Company has been awarded the "2006 Exploration Award" at the annual Mining Journal Outstanding Achievement Awards recently held in London, England.

Held as part of Mining Journal's annual Mines & Money conference, Equinox received the award at a black-tie dinner. The Outstanding Achievement Awards host 13 different citations and celebrate exceptional achievement in the international mining industry.

The "Exploration Award" category offered robust competition with the Company winning the award for doubling the projected Lumwana Copper Project ("Lumwana") mine life to 37 years, due in part, to a major ongoing exploration and development program in Zambia.

Lumwana is located in the North Western Province of the Republic of Zambia, west of the world-renowned Copperbelt. Equinox owns 100% of Lumwana. With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% Copper, Lumwana represents one of the largest fully permitted copper projects in the world currently in construction. Mine construction remains on schedule with commissioning expected during Q2 2008.

Commenting on winning the prestigious award, Craig Williams, Equinox President and CEO and a career exploration geologist said, "We came to Zambia in 1996 and to Lumwana in 1999. This award is testament to the tenacity, skill and perseverance demonstrated over a substantial period of time and rewards our committed Equinox team who are bringing this exciting development to reality. It is unfortunate that the late Dr. Bruce Nisbet, the driving force behind the Equinox exploration team since he co-founded the Company in 1994, is unable to share this award, but his spirit of geological excellence lives on in our team."

On Behalf of the Board of Directors of Equinox:
Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer),* **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at
www.equinoxminerals.com

Cautionary Language and Forward Looking Statements
This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

December 01, 2006

Equinox Signs US$583.8 million Bank Debt Facility for the Construction and Development of Lumwana

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to announce that it has signed a debt facility with a group of financial institutions ("the Lenders") to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project ("Lumwana") located in the North Western Province of the Republic of Zambia.

Situated to the west of the world renowned Copperbelt in Zambia, Equinox owns 100% of Lumwana. With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% Copper, Lumwana represents one of the largest fully permitted copper projects in the world currently in construction. The Lumwana mine remains on schedule to commission during Q2 2008.

The project debt facility will be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFIs") and Export Credit Agencies ("ECAs"), includes capitalised interest and comprises:

Debt Tranche	US$
Commercial Tranche: Commercial bank loans jointly arranged and underwritten by Standard Bank Plc, Standard Chartered Bank and WestLB AG.	81,000,000
ECA-backed Tranche: ECA tranche provided by the Export Credit Insurance Corporation of South Africa ("ECIC") and the German Government ECA, Euler Hermes Kreditversicherungs-AG ("Hermes"). The ECIC finance was arranged and underwritten by The Standard Bank of South Africa Limited and Standard Chartered Bank, and the Hermes facility covers the KfW-IPEX Bank and West LB Lenders.	110,000,000
DFI Tranche: DFI tranche of loans are provided by the African Development Bank (AfDB), DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH ("DEG"), the European Investment Bank (EIB), the Export Finance and Insurance Corporation of Australia ("EFIC"), Nederlandse Financierings-Maatshappij voor Ontwikkelingslanden N.V. ("FMO"), KfW-IPEX Bank and the OPEC Fund for International Development ("OFID").	173,000,000
Mining Fleet Tranche: A tranche of asset backed finance for the mining fleet provided by Fortis Bank S.A/N.V. in conjunction with Export Development Canada ("EDC"), Caterpillar Financial Services (UK) Limited and Caterpillar Financial S.A.R.L. ("Caterpillar") and Sandvik Mining and Construction Zambia Limited ("Sandvik").	165,800,000
Sub-ordinated Debt Tranche: A sub-ordinated debt facility provided by EIB.	54,000,000
TOTAL DEBT FINANCE FACILITIES	**583,800,000**

Debt drawdown is expected to commence during Q2-2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion, the issuance of Equinox shares to the value of US$5 million to EIB as required under the sub-ordinated debt facility, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first 5 years.

Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents Equinox has negotiated a minimisation of the volume of production committed to hedging, with an intention to hedge up to 30% of the initial 3 years of production.

The different tranches of the project debt facility carry interest rates of LIBOR plus a margin range of between 350 – 440 basis points during the construction period, then 300 – 390 basis points subsequent to the completion of construction pursuant to the relevant Facility Agreements. In addition, Political Risk Insurance is being finalised for the Commercial Tranche. The debt facilities have a tenor of between 7-9 years, with scheduled repayments commencing in March 2009.

Commenting on the signing of the debt facility, Craig Williams Equinox President and CEO said "the signing of the Lumwana debt package is a testament to the confidence the wide range of financial institutions involved in Lumwana have in the Company, its management and the Lumwana Project, as well as in Zambia. This critical milestone facilitates and assures the development of Africa's largest copper mine, and one of the only major new copper mines to be in production by mid 2008. We are pleased to have such a supportive and committed Lender group, who along with our shareholders have provided the funds to facilitate this development. I also wish to thank the Government of the Republic of Zambia that have provided an enabling environment for development, and most importantly our committed team at Equinox who are bringing this exciting development to reality."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

December 1, 2006

Item 3 News Release

A news release in respect of the material change was issued on December 1, 2006 through the facilities of CCNMatthews and subsequently filed on SEDAR and is attached hereto as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited ("Equinox") announced that it has signed a debt facility (the "Project Debt Facility") with a group of financial institutions to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia.

Item 5 Full Description of Material Change

Equinox announced that it has signed the Project Debt Facility with a group of financial institutions to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project ("Lumwana") located in the North Western Province of the Republic of Zambia.

The Project Debt Facility will be provided by a syndicate of European, African and Australian based commercial lenders, developmental finance institutions and export credit agencies.

The different tranches of the Project Debt Facility (as described in the attached news release) carry interest rates of LIBOR plus a margin range of between 350 - 440 basis points during the construction period, then 300 - 390 basis points subsequent to the completion of construction pursuant to the relevant Project Debt Facility agreements. In addition, Political Risk Insurance is being finalized for the "Commercial Tranche" of the Project Debt Facility. The debt facilities comprising the Project Debt Facility have a tenor of between 7-9 years, with scheduled repayments commencing in March 2009.

Debt drawdown is expected to commence during the second quarter of 2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including: (i) the provision of sufficient equity funds for project completion; (ii) the issuance to European Investment Bank ("EIB"), as required under the agreement dated

November 29, 2006 between EIB and Lumwana Mining Company Limited (a subsidiary of Equinox) pertaining to the subordinated debt facility, of that number of Equinox common shares equal to US$5 million divided by the five-day volume weighted average trading price of such common shares on the Toronto Stock Exchange as of the close of business on December 7, 2006 (expected to be issued on December 8, 2006); (iii) the commitment to provide village housing for Equinox employees; (iv) the implementation of a hedging strategy; and (v) the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years.

Under the Project Debt Facility documents, Equinox has also negotiated a minimization of the volume of production committed to hedging, with an intention to hedge up to 30% of the initial three years of production.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

December 7, 2006

Schedule "A"

News Release

Equinox Signs US$583.8 Million Bank Debt Facility for the Construction and Development of Lumwana

TORONTO, ONTARIO--(CCNMatthews - Dec. 1, 2006) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX:EQN)(ASX:EQN) ("Equinox" or the "Company") is pleased to announce that it has signed a debt facility with a group of financial institutions ("the Lenders") to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project ("Lumwana") located in the North Western Province of the Republic of Zambia.

Situated to the west of the world renowned Copperbelt in Zambia, Equinox owns 100% of Lumwana. With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% Copper, Lumwana represents one of the largest fully permitted copper projects in the world currently in construction. The Lumwana mine remains on schedule to commission during Q2 2008.

The project debt facility will be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFIs") and Export Credit Agencies ("ECAs"), includes capitalised interest and comprises:

Debt Tranche	US$
Commercial Tranche: Commercial bank loans jointly arranged and underwritten by Standard Bank Plc, Standard Chartered Bank and WestLB AG.	81,000,000
ECA-backed Tranche: ECA tranche provided by the Export Credit Insurance Corporation of South Africa ("ECIC") and the German Government ECA, Euler Hermes Kreditversicherungs-AG ("Hermes"). The ECIC finance was arranged and underwritten by The Standard Bank of South Africa Limited and Standard Chartered Bank, and the Hermes facility covers the KfW-IPEX Bank and West LB Lenders.	110,000,000
DFI Tranche: DFI tranche of loans are provided by the African Development Bank (AfDB), DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH ("DEG"), the European Investment Bank (EIB), the Export Finance and Insurance Corporation of Australia ("EFIC"), Nederlandse Financierings-Maatshappij voor Ontwikkelingslanden N.V. ("FMO"), KfW-IPEX Bank and the OPEC Fund for International Development ("OFID").	173,000,000
Mining Fleet Tranche: A tranche of asset backed finance for the mining fleet provided by Fortis Bank S.A/N.V. in conjunction with Export Development Canada ("EDC"), Caterpillar Financial Services	

(UK) Limited and Caterpillar Financial S.A.R.L. ("Caterpillar") and Sandvik Mining and Construction Zambia Limited ("Sandvik").	165,800,000
Sub-ordinated Debt Tranche:	
A sub-ordinated debt facility provided by EIB.	54,000,000
TOTAL DEBT FINANCE FACILITIES	583,800,000

Debt drawdown is expected to commence during Q2-2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion, the issuance of Equinox shares to the value of US$5 million to EIB as required under the sub-ordinated debt facility, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first 5 years.

Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents Equinox has negotiated a minimisation of the volume of production committed to hedging, with an intention to hedge up to 30% of the initial 3 years of production.

The different tranches of the project debt facility carry interest rates of LIBOR plus a margin range of between 350 - 440 basis points during the construction period, then 300 - 390 basis points subsequent to the completion of construction pursuant to the relevant Facility Agreements. In addition, Political Risk Insurance is being finalised for the Commercial Tranche. The debt facilities have a tenor of between 7-9 years, with scheduled repayments commencing in March 2009.

Commenting on the signing of the debt facility, Craig Williams Equinox President and CEO said "the signing of the Lumwana debt package is a testament to the confidence the wide range of financial institutions involved in Lumwana have in the Company, its management and the Lumwana Project, as well as in Zambia. This critical milestone facilitates and assures the development of Africa's largest copper mine, and one of the only major new copper mines to be in production by mid 2008. We are pleased to have such a supportive and committed Lender group, who along with our shareholders have provided the funds to facilitate this development. I also wish to thank the Government of the Republic of Zambia that have provided an enabling environment for development, and most importantly our committed team at Equinox who are bringing this exciting development to reality."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For information on Equinox and technical details on the Lumwana Project please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

December 8, 2006

Equinox Announces Private Placement of Common Shares to European Investment Bank

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") announce that, in connection with the execution of the US$583.8 million bank debt facility as announced on December 1, 2006, it has issued to the European Investment Bank ("EIB"), in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 million common shares ("Common Shares") at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities. The Common Shares and the issue price was determined by dividing US$5,000,000 by the five-day volume weighted average trading price on the Toronto Stock Exchange of the Corporation's Common Shares as of the close of markets on December 7, 2006.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com
or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

December 12, 2006

Equinox added to Canadian S&P/TSX Composite Index,

TSX SmallCap Index & Materials, Metals & Mining Sector Index

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to announce that Standard & Poor's Canadian Index Operations have published new index changes for the Canadian S&P/TSX Composite Index following their quarterly S&P/TSX Composite Index Review.

Effective at the open on Monday, December 18, 2006, Equinox will be added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index*.

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE: "MHP"), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research and data. With offices located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.

*Source: Standard & Poor's Canadian Index Operations

Situated to the west of the world-renowned Copperbelt in Zambia, Equinox owns 100% of Lumwana. With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% Copper, Lumwana represents one of the largest fully permitted copper projects in the world currently in construction. The Lumwana mine remains on schedule to commission during Q2 2008.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*

Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*

Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at

www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

January 9, 2007

Equinox Announces Private Placement of Common Shares to Lumwana EPC Contractors

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox") announce that, in connection with the execution of the US$407.6 million Lumwana Copper Project ("Lumwana") fixed price EPC construction contract ("EPC") as announced on October 16, 2006, Equinox has issued to Ausenco Projects Limited ("Ausenco") and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, ("Bateman"), the EPC Contractors, a total of 2,950,212 common shares ("Common Shares") (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

Remaining quarterly Common Share issuances will be made progressively over the term of the EPC contract and will total US$12,942,000.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

The Company gives this notice pursuant to Section 708A(5)(e) of the Australian Corporations Act. The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act. The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

Other (January 30, 2007)

EQUINOX MINERALS LIMITED

RECEIVED

QUARTERLY REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED DECEMBER 31, 2006

Equinox Minerals Limited ("Equinox" or the "Company") is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals.

HIGHLIGHTS FOR THE FOURTH QUARTER

LUMWANA PROJECT DEVELOPMENT

- A fixed-price EPC contract of US$407.6 million was signed with the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") which includes a significant portion of the project's capital cost, engineering, contingency, escalation and an EPC fee.
- The Project debt facility was signed with a group of financial institutions ("the Lenders") to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Copper Project.
- Construction activity highlights:
  - Assembly of the initial Hitachi Diesel/AC-drive haul trucks commenced with the components for the first two 240t trucks arriving on site in December 2006. Tyres, to be supplied under a long-term supply and management contract also began arriving on site late in the quarter;
  - Construction of the main embankment wall for the water storage facility reached the critical elevation required for water storage build up to occur with the onset of the wet season;
  - Clearing, bulk earthworks and site preparation was completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area during the quarter;
  - Clearing and topsoil stripping commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities commencement in 2007;
  - The first mass concrete pour took place in December with approximately 700 tonnes of concrete poured on a successful continuous basis completing the initial floor of the SAG Mill foundation; and
  - The construction schedule and budget remain on target with commissioning scheduled during Q2-2008.

EXPLORATION

- The recently completed drill program at the Ndola West prospect in Zambia included an intercept of 64m @ 2.33% Copper, including 38m @ 3.5% Copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% Copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.
- Initial drill results from the first 10 reverse circulation ("RC") drill holes into the Kanga Prospect at Lumwana include an intercept of 8m @ 1.01% Copper, including 4m @ 1.6% Copper. Three of the holes intersected uranium mineralization confirming earlier AGIP/COGEMA results from the 1980's.
- Equinox has vended its nickel rights at the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia and its iron oxide copper-gold ("IOCG") leases in Queensland at Fort Constantine South and Eliza Creek into Liontown Resources Limited ("Liontown"), a new IPO listing, in return for an 11.39% shareholding. Liontown began trading on the ASX on December 27, 2006 under the symbol "LTR".

CORPORATE

- Standard & Poor's Canadian Index Operations published new index changes for the Canadian S&P/TSX Composite Index following a quarterly S&P/TSX Composite Index review and that effective at the open on Monday, December 18, 2006, Equinox would be added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index.

SIGNIFICANT EVENTS

LUMWANA PROJECT DEVELOPMENT

Fixed-Price Construction Contract Signed with Ausenco Bateman JV

On October 16, 2006, the Company and the joint venture of Ausenco Bateman signed the final contract price for the EPC contract for the Lumwana Copper Project already under construction in the North Western province of Zambia.

Subsequent to the previously announced Guaranteed Maximum Price ("GMP") of US$417.4 million and following final definition of scope, optimisation of the process plant design, further detailed engineering, implementation and risk mitigation programs, the Company announced that the total final fixed-price EPC is US$407.6 million, inclusive of funds spent to date. The fixed-price EPC contract with Ausenco and Bateman includes the project capital cost, engineering, contingency, escalation, the EPC fee and represents the final contracted price. The EPC will minimise cost overrun and completion risk for Equinox and its Financiers.

US$583.8 million Lumwana Bank Debt Facility Signed

On December 01, 2006, the Company signed a debt facility with a group of financial institutions to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project.

The project debt facility is to be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions ("DFIs") and Export Credit Agencies ("ECAs"), includes capitalised interest and comprises:

Debt Tranche	US$
Commercial Tranche: Commercial bank loans jointly arranged and underwritten by Standard Bank Plc, Standard Chartered Bank and WestLB AG.	81,000,000
ECA-backed Tranche: ECA tranche provided by the Export Credit Insurance Corporation of South Africa ("ECIC") and the German Government ECA, Euler Hermes Kreditversicherungs-AG ("Hermes"). The ECIC finance was arranged and underwritten by The Standard Bank of South Africa Limited and Standard Chartered Bank, and the Hermes facility covers the KfW-IPEX Bank and West LB Lenders.	110,000,000
DFI Tranche: DFI tranche of loans are provided by the African Development Bank (AfDB), DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH ("DEG"), the European Investment Bank (EIB), the Export Finance and Insurance Corporation of Australia ("EFIC"), Nederlandse Financierings-Maatshappij voor Ontwikkelingslanden N.V. ("FMO"), KfW-IPEX Bank and the OPEC Fund for International Development ("OFID").	173,000,000
Mining Fleet Tranche: A tranche of asset backed finance for the mining fleet provided by Fortis Bank S.A/N.V. in conjunction with Export Development Canada ("EDC"), Caterpillar Financial Services (UK) Limited and Caterpillar Financial S.A.R.L. ("Caterpillar") and Sandvik Mining and Construction Zambia Limited ("Sandvik").	165,800,000
Sub-ordinated Debt Tranche: A sub-ordinated debt facility provided by EIB.	54,000,000
TOTAL DEBT FINANCE FACILITIES	**583,800,000**

Debt drawdown is expected to commence during Q2-2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of

conditions precedent, including the provision of sufficient equity funds for project completion, the issuance of Equinox shares to the value of US$5 million to EIB as required under the sub-ordinated debt facility, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first 5 years.

Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents Equinox has negotiated a minimisation of the volume of production committed to hedging, with an intention to hedge up to 30% of the initial 3 years of production.

The different tranches of the project debt facility carry interest rates of LIBOR plus a margin range of between 350 – 440 basis points during the construction period, then 300 – 390 basis points subsequent to the completion of construction pursuant to the relevant Facility Agreements. In addition, Political Risk Insurance is being finalised for the Commercial Tranche. The debt facilities have a tenor of between 7-9 years, with scheduled repayments commencing in March 2009.

Lumwana Development Update

Site Earthworks:
Approximately 25km of key on-site arterial roads have been completed and link the T5 Northwest Highway to all the major work fronts including the Plant Site, Heavy Industrial Area, Lumwana Town, Overland Conveyor, Primary Crushing area and Tails and Water Storage Facilities. Construction of the Main Dam embankment wall to ICOLD standard has passed critical height allowing dam capacity build-up to commence during the present wet season. Clearing and site preparation has been completed for the Plant Site, Heavy Industrial Area and part of the Lumwana Town and clearing and topsoil stripping is complete over the Malundwe Deposit; the initial site of mining operations for Lumwana.

Process Plant Construction:
Long-lead process plant items that were principally ordered during 2005 have begun to arrive at site, specifically the initial Hitachi 240t AC drive trucks. Other key items expected in 2007 include Gyratory Crusher, the SAG Mill (38' diameter – 18 MW), the Ball Mill (26' diameter – 16 MW), Regrind Mill, Gearless Mill Drives, Flotation Cells, Thickeners, Apron Feeders and Concentrate Filters. Heavy lift crane components also began arriving on site late in the quarter for assembly and erection to take place early in 2007. The first mass pour took place in December 2006 with approximately 700 tonnes of concrete poured on a successful continuous basis completing the initial floor of the SAG Mill foundation.

Construction Camp and Town Development:
Accommodation capacity at Lumwana reached approximately 1,000 beds by end of the quarter in preparation for the continued build up of personnel mobilising for the next phase of works. Residential housing development was well underway with 17 houses made available for occupancy. The Construction Camp will progressively be integrated into the Lumwana Town development that in turn will accommodate about 1,000 employees and their dependants on a permanent basis upon commercial mining operations.

Mining Fleet:
The Lumwana mining fleet will include 27 x Diesel/AC-drive 240t capacity haul trucks, 4 x 515t/26m^3 electric face shovels and 2 x diesel excavators to be supplied by Hitachi with Caterpillar providing the ancillary fleet and Sandvik the drill rigs. On site assembly of the initial haulage fleet commenced with the first two 240t Hitachi trucks arriving in December 2006. Assembly workshops to support assembly, erection and service programs are currently being built in the purpose built Heavy Industrial Area.

Other:
Long lead items were ordered for the substations at Lumwana and Kansanshi as part of the 72km extension from Kansanshi to Lumwana of the current 330kV power line. EPC contracts were awarded for the substations and the transmission line. Project commissioning is scheduled for late 2007.

Smelter Off-Take
Equinox continues to hold discussions with a number of smelting houses primarily those in Central and Southern Africa for placement of concentrate product. Offtake agreements are scheduled for Q1-2007.

Schedule
The Company's objective is to continue to progress and maintain its present Lumwana construction schedule. The construction schedule and budget remain on target with commissioning due during Q2-2008.

EXPLORATION

Explores Copperbelt - Drills 64m @ 2.33% Copper including 38m @ 3.5% Copper at Ndola West

October 19, 2006, the recently completed drill program at the Ndola West prospect included an intercept of 64m @ 2.33% Copper, including 38m @ 3.5% Copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% Copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

In addition to the Lumwana Copper Project at which mine construction commenced in April 2006, Equinox controls 100% (subject to a 70% 'clawback option' to Anglo American) of prospective tenements covering 19,300 km^2 located predominantly in the Zambian Copperbelt and North Western provinces and referred to as the Zambezi Project ("ZP"). The Company's exploration programs have been designed to aggressively pursue high priority Copper, Cobalt and Uranium targets on these tenements.

Located 5km west of the Zambian Copperbelt mining town of Ndola, the Ndola West prospect sits within the Kafue Dome which hosts many of the current major Copperbelt mining operations. Ndola West (as well as Ngala and Mwekere prospects), is located along the Lower Roan sequence which extends for approximately 90km along the border between Zambia and the Democratic Republic of Congo ('DRC'). This Equinox ground package extends from the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier (previously Lufua) and Nina prospects of First Quantum which are located within 2km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Eight 4" RC holes were drilled for a total of 715m on three lines covering a strike length of 600m along the NE limb of the Ndola West synform. Drilling intersected significant oxide copper mineralisation with the best intersection being from hole number KIT0003 generating 64m (depth 32m to 96m) grading 2.33% copper including 38m (depth 58m to 96m) grading 3.5% copper.

The mineralization appears to occur as a flat oxide supergene blanket and consists of dominantly malachite with trace chalcocite hosted within weathered and altered carbonate-cemented siltstones of the Lower Roan sequence - the same sequence to host the Bwana Mkubwa and Mufulira mines along strike. The geology remains open along strike to the south-east as well as at depth. The potential of the SW limb of the fold to host ore is yet to be evaluated by the Company.

The drill program was designed to test for shallow open pittable oxide mineralisation in an area previously (2000–2001) explored by the Equinox - Anglo American ("EAJV") joint venture using Induced Polarisation ("IP") and deeper diamond drilling. The EAJV intersected disseminated oxide and sulphide Copperbelt style copper mineralisation in 2 deeper diamond holes drilled within the area of the current Equinox drilling. 7 out of 20 holes intersected copper mineralisation.

The Company commenced additional RC drilling at Ndola West in mid-December 2006 to follow-up the copper intersections reported in October. This program is due to complete in the first quarter of 2007.

Full drill result details and map are available from the Company's announcement dated October 19, 2006 which is available on SEDAR at www.sedar.com.

Drills Kanga Confirming both Copper and Uranium Mineralization at the Prospect

November 08, 2006, the initial phase assay results from the first 10 RC exploration drill holes into the Kanga Prospect at Lumwana in Zambia. Drill holes are widely spaced along 560m of strike and were targeted to evaluate the Kanga IP geophysical anomaly previously announced July 05, 2006. All holes to date have

intersected copper mineralization that occurs as chalcopyrite, with subordinate amounts of bornite. Cobalt is also present. Three of the holes intersected uranium mineralization.

These first holes were designed to test the eastern flank of the IP anomaly, where the Malundwe ore schist was expected to come to surface. All of the holes successfully intersected mineralised schists at a flatter dip than expected, indicating potential for further shallow mineralization in the area.

The uranium mineralization intersected occurs adjacent to, but separate from the copper mineralization. These uranium intercepts confirm previous reports of uranium in this area by AGIP/COGEMA during the 1980s who reported, amongst other holes, MAD007: 1.25m (60.80 – 62.05m) of 2,211ppm U (0.22% U) and 2.0m (90.4 – 92.4m) of 482ppm U; and MAD063: 1.04m (40.12 – 41.16m) of 436ppm U (all AGIP/COGEMA results reported as uranium equivalent intercepts calculated from gamma logs).

The copper and uranium intercepts reported at Kanga are similar grades and thicknesses to those within the Malundwe pit to the north, indicating the potential to extend the Lumwana mine development into this area for the production of additional copper and uranium. Ongoing drilling continues at Kanga to define additional copper and uranium mineralization to a reportable standard.

Full drill result details are available from the Company's announce dated November 08, 2006 which is available on SEDAR at www.sedar.com.

Wins Exploration Award at Mining Journal 2006 Outstanding Achievement Awards

On November 29, 2006, Equinox was awarded the "2006 Exploration Award" at the annual Mining Journal Outstanding Achievement Awards held in London, England. Held as part of Mining Journal's annual Mines & Money conference, the event awards 13 different citations to celebrate exceptional achievement in the international mining industry. The "Exploration Award" category offered robust competition with the Company winning the award for doubling the projected Lumwana Copper Project mine life to 37 years, due in part, to a major ongoing exploration and development program in Zambia.

Liontown Resources Ltd. (Equinox holds 11.39%)

Equinox has vended its nickel rights at the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia and its IOCG mineralization leases in Queensland at Fort Constantine South ("FCS") and Eliza Creek into Liontown Resources Limited ("Liontown"), a new IPO listing, in return for an 11.39% shareholding. Liontown began trading on the ASX on December 27, 2006 under the symbol "LTR".

Liontown is junior base metals focused exploration and development company with four prospective projects covering 1,700 km^2 of land in Queensland and Western Australia. They include the Mount Windsor Volcanics Project in Queensland (with an historic, non-JORC exploration target of 1.3 Mt to 2.5 Mt of zinc-copper-lead-silver mineralization grading 8.7% zinc, 0.7% copper, 2.8% lead, 55.0 g/t silver and 1.1 g/t gold) and the Equinox vended Cowan Nickel and the FCS - Eliza Creek Projects in Queensland near Xstrata Plc.'s Ernest Henry copper-gold mine and Exco Resources NL's copper-gold deposits.

Specific Liontown information and ongoing business activities are available at http://www.ltresources.com.au or at http://www.asx.com.au

Alturas Minerals Corp. (28.30% Equinox Minerals Limited)

The Company holds a 28% equity interest in Alturas Minerals Corp. (TSX-V:"ALT") an exploration company whose licenses are focused in copper-gold deposits in Peru. Alturas Minerals Corp.) began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Specific Alturas information and ongoing business activities are available on SEDAR at www.sedar.com or at http://www.alturasminerals.com

CORPORATE

Closes US$5.0 Million Private Placement of Common Shares to European Investment Bank

On December 8, 2006, in connection with the execution of the US$583.8 million bank debt facility the Company issued to the European Investment Bank ("EIB") in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 million common shares at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities.

Issue added to Canadian S&P/TSX Composite Index, TSX SmallCap Index & Materials, Metals & Mining Sector Index

On December 12, 2006, Standard & Poor's Canadian Index Operations published new index changes for the Canadian S&P/TSX Composite Index following their quarterly S&P/TSX Composite Index review. The Company reported that effective at the open on Monday, December 18, 2006, the Company would be added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index.

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE: "MHP"), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research and data. With offices located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com

Notice (February 2, 2007)

EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

NOTICE OF RECORD AND MEETING DATES

Pursuant to National Instrument 54-101, Equinox Minerals Limited hereby notifies you of an annual meeting of the shareholders of the corporation as follows:

Meeting Date:	May 10, 2007
Record Date: **(to receive notice of meeting and to vote at meeting)**	March 15, 2007
Applicable Securities:	Common Shares (including CHESS Depository Interests)

DATED this second day of February, 2007.

EQUINOX MINERALS LIMITED

By: "Michael J Klessens"
Michael J. Klessens, Chief Financial Officer and Company Secretary

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island - Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities – Northwest Territories
Registrar of Securities – Yukon
Registrar of Securities – Nunavut
Toronto Stock Exchange
Australian Stock Exchange

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 15, 2007

Equinox Signs First Lumwana Concentrate Off-take in 5-Year Agreement with New Chambishi Copper Smelter

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to report that its wholly owned subsidiary Lumwana Mining Company Limited ("Lumwana") and Chambishi Copper Smelter Limited ("Chambishi"), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. ("CNMC") and Yunnan Copper Industry (Group) Co. Ltd ("YNCIG"), have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for about 55% of the copper concentrates to be produced by the Lumwana Mine during the initial 5 years of production.

The Agreement is a 5-year "take and pay" contract which commences from Lumwana commissioning scheduled from July 01, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of Lumwana concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms. Refer to the October 2006 Technical Report on www.sedar.com for details of Lumwana concentrate.

The Chambishi Copper Smelter is a new Zambian partnership between CNMC (60%), which has been operating the Chambishi Copper Mine since 1998, and YNCIG (40%), currently China's third largest copper producer and smelter operator. Construction of the Chambishi Copper Smelter commenced in December 2006 and will utilize ISAsmelt technology which is a proven technology in the copper smelting industry and one which YNCIG uses in China. The smelter is expected to begin production in late 2008 and produce 150,000 tonnes of copper metal per year.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. The Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

Commenting on signing the Agreement, Craig Williams, Equinox President and CEO said, "This Concentrate Offtake Agreement represents the coming together of two important new projects underpinning the growth of the copper industry in Zambia. It also cements a strong international alliance between Zambia and the sponsoring companies from China and Canada/Australia. The Agreement is of particular significance to Equinox, securing offtake commitments for a substantial portion of Lumwana's concentrate for the critical first 5 years of production. We look forward to forging a strong operating relationship between CNMC, YNCIG and Equinox."

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

2. Date of Material Change

February 15, 2007

3. News Release

A news release in respect of the material change was issued on February 15, 2007 through the facilities of CCNMatthews and was subsequently filed on SEDAR and is attached hereto as Schedule "A".

4. Summary of Material Change

Equinox Minerals Limited ("Equinox") announced that its wholly-owned subsidiary, Lumwana Mining Company Limited ("Lumwana"), and Chambishi Copper Smelter Limited ("Chambishi") have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for approximately 55% of the copper concentrates to be produced by the Lumwana Mine during the initial five years of production.

5. Full Description of Material Change

Equinox announced that its wholly-owned subsidiary, Lumwana, and Chambishi, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd., have signed the Agreement for approximately 55% of the copper concentrates to be produced by the Lumwana Mine during the initial five years of production.

The Agreement is a five-year "take and pay" contract which commences from the commissioning of the Lumwana Mine currently scheduled for July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of Lumwana concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Equinox is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

7. Omitted Information

No confidential information has been omitted from this report.

8. Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

9. Date of Report

February 16, 2007

Schedule "A"

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 15, 2007

Equinox Signs First Lumwana Concentrate Off-take in 5-Year Agreement with New Chambishi Copper Smelter

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Equinox" or the "Company") is pleased to report that its wholly owned subsidiary Lumwana Mining Company Limited ("Lumwana") and Chambishi Copper Smelter Limited ("Chambishi"), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. ("CNMC") and Yunnan Copper Industry (Group) Co. Ltd ("YNCIG"), have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for about 55% of the copper concentrates to be produced by the Lumwana Mine during the initial 5 years of production.

The Agreement is a 5-year "take and pay" contract which commences from Lumwana commissioning scheduled from July 01, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of Lumwana concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms. Refer to the October 2006 Technical Report on www.sedar.com for details of Lumwana concentrate.

The Chambishi Copper Smelter is a new Zambian partnership between CNMC (60%), which has been operating the Chambishi Copper Mine since 1998, and YNCIG (40%), currently China's third largest copper producer and smelter operator. Construction of the Chambishi Copper Smelter commenced in December 2006 and will utilize ISAsmelt technology which is a proven technology in the copper smelting industry and one which YNCIG uses in China. The smelter is expected to begin production in late 2008 and produce 150,000 tonnes of copper metal per year.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. The Lumwana mine will produce an average of 169,000 tonnes per year for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

Commenting on signing the Agreement, Craig Williams, Equinox President and CEO said, "This Concentrate Offtake Agreement represents the coming together of two important new projects underpinning the growth of the copper industry in Zambia. It also cements a strong international alliance between Zambia and the sponsoring companies from China and Canada/Australia. The Agreement is of particular significance to Equinox, securing offtake commitments for a substantial portion of Lumwana's concentrate for the critical first 5 years of production. We look forward to forging a strong operating relationship between CNMC, YNCIG and Equinox."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com
Or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 16, 2007

Equinox Minerals Announces Cdn$175 million (Aus$192 million) Bought Deal Financing

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") (the "Company") is pleased to announce that the Company has entered into a bought deal agreement with a syndicate of underwriters co-led by Sprott Securities Inc. and CIBC World Markets Inc. and including Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. (collectively, the "Underwriters"). Under the agreement, the syndicate will purchase from the Company 87.5 million units of the Company ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of Cdn$175 million (Aus$192 million) (the "Offering"). Each Unit shall consist of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant shall be exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the offering.

The Underwriters have the option to purchase up to an additional 13,125,000 Units at the issue price at any time prior to 30 days following the closing date for additional gross proceeds of Cdn$26.25 million (Aus$28.78 million). The Company will file a preliminary short form prospectus in all of the provinces and territories of Canada for the purpose of qualifying the common shares for distribution to the public as soon as possible and the offering is scheduled to close on or about March 6, 2007. The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

The Company will also use funds to undertake a feasibility study on the treatment of the Lumwana uranium ore, the funding of ongoing exploration for both copper and uranium in Zambia and general working capital purposes.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained

in concentrates for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

The Units offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

February 19, 2007

Equinox Increases Bought Deal Financing to Cdn$185.0 million (Aud$202.8 million)

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX:EQN) (ASX:EQN) (the "Company") is pleased to announce that the Company has reached an agreement with a syndicate of underwriters co-led by Sprott Securities Inc. and CIBC World Markets Inc. and including Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. (collectively, the "Underwriters") in respect of its bought deal announced on February 16, 2007 to increase the total size of the offering to Cdn$185 million (Aud$202.8 million). Under the agreement, the syndicate will now purchase from the Corporation 92.5 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of Cdn$185 million (the "Offering"). Each Unit shall consist of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant shall be exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering.

The Underwriters have the option to purchase up to an additional 13,125,000 Units at the issue price at any time prior to 30 days following the closing date for additional gross proceeds of Cdn$26.25 million (Aus$28.78 million). The Company will file a preliminary short form prospectus in all of the provinces and territories of Canada for the purpose of qualifying the Units for distribution to the public as soon as possible and the offering is scheduled to close on or about March 6, 2007. The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used.to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

The Company will also use funds to undertake a feasibility study on the treatment of the Lumwana uranium ore, the funding of ongoing exploration for both copper and uranium in Zambia and general working capital purposes.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

The Units offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States or to any "U.S. person" as defined in Regulation S under the 1933 Act unless an exemption from registration is available. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Equinox Minerals Limited at 1701 – 155 University Avenue, Toronto, ON, M5H 3B7 (telephone (416) 865-3393) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox Minerals Limited at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue **February 20, 2007**

EQUINOX MINERALS LIMITED

Equinox Minerals Limited

Cdn$185,000,000

92,500,000 Units

(Each Unit consisting of one common share and one-quarter of a common share purchase warrant)

This short form prospectus qualifies for distribution 92,500,000 units (the "Units") of Equinox Minerals Limited ("Equinox" or the "Company") at a price of Cdn$2.00 (the "Offering Price") per Unit (the "Offering"). Each Unit consists of one common share (each, a "Common Share") of the Company and one-quarter of a common share purchase warrant (each whole warrant, a "Warrant") of the Company. Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at an exercise price of Cdn$2.30 per Common Share at any time on or before 5:00 p.m. (Toronto time) on the date that is 14 months following the closing date of this Offering (the "Closing Date").

Equinox common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "EQN". Equinox CHESS Depository Interests ("CDIs") are listed and posted for trading on the Australian Securities Exchange (the "ASX"), also under the symbol "EQN". On February 15, 2007, the last trading day before the announcement of the Offering, the closing price of Equinox common shares on the TSX was Cdn$2.16 and the closing price of the CDIs on the ASX was A$2.05. **There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors."** The Offering Price was determined by negotiation between the Company and Sprott Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Dominion Securities Inc., TD Securities Inc. and Laurentian Bank Securities Inc. (collectively, the "Underwriters").

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth, WA 6005, Australia and at a site office at the Lumwana Project (as defined herein) in Zambia.

Investment in the Units involves a high degree of risk. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Price: Cdn$2.00 per Unit

	Price to Public	Underwriters' Fee[1]	Net Proceeds to Company[2][3]
Per Unit	Cdn$2.00	Cdn$0.09	Cdn$1.91
Total[4]	Cdn$185,000,000	Cdn$8,325,000	Cdn$176,675,000

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement (as defined herein) between the Company and the Underwriters, the Company has agreed to pay to the Underwriters the Underwriters' Fee (as defined herein) equal to 4.5% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) Before deducting the other expenses of the Offering, estimated to be Cdn$400,000, which will be paid from the proceeds of the Offering.

(3) Equinox has granted the Underwriters an option (the "Over-Allotment Option"), which is exercisable within 30 days following the Closing Date, to purchase additional Units (the "Additional Units") and/or additional Warrants (the "Additional Warrants") to cover over-allotments, if any, and for market stabilization purposes. The aggregate number of Common Shares and Warrants to be issued under the Over-Allotment Option shall not exceed 13,125,000 Common Shares and 3,281,250 Warrants. This prospectus qualifies for distribution the Over-Allotment Option and the distribution of the Additional Units and/or Additional Warrants to be issued by the Company upon the exercise of the Over-Allotment Option. References to Units herein shall include the Additional Units. See "Plan of Distribution".

(4) If the Underwriters exercise the Over-Allotment Option in full, solely by the purchase of Additional Units, the total price to the public, Underwriter's Fee and net proceeds to Equinox (before deducting the other expenses of the Offering) will be Cdn$211,250,000, Cdn$9,506,250 and Cdn$201,743,750, respectively.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. In connection with the distribution of the Units, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about March 6, 2007 or at such later date as the Company and the Underwriters may agree, but in any event not later than March 20, 2007.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the future price of copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking information statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus and the documents incorporated by reference herein. Although Equinox has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this short form prospectus based on the opinions and estimates of management, and Equinox disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither Equinox nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Equinox nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided in the case of the Warrants either (a) the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below), or registered education savings plan or (b) the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and the Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Deferred Income Plans") and registered education savings plans.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to "$" or "dollars" in this short form prospectus refer to United States dollars. References to "Cdn$" in this short form prospectus refer to Canadian dollars and "A$" refer to Australian dollars.

The noon exchange rate on February 19, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.8592 or A$1.0928 ($1.00 equals Cdn$1.1639, and A$1.00 equals Cdn$0.9151).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of Equinox at 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. You may call Equinox to request such documents at (416) 865-3393. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox at the above-mentioned address and telephone number. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the Company's annual information form dated March 31, 2006 (the "Equinox AIF");

(b) the Company's audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2005;

(c) management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2005;

(d) the Company's interim unaudited consolidated financial statements for the three and nine months ended September 30, 2006;

(e) management's discussion and analysis of results of operations and financial condition for the quarter ended September 30, 2006;

(f) the Company's Management Information Circular dated April 4, 2006 in respect of the Annual and Special Meeting of the Company's Shareholders held on May 10, 2006;

(g) the Company's material change report filed on Form 51-102F3 dated February 22, 2006 describing the adoption of the Company's shareholder rights plan;

(h) the Company's material change report filed on Form 51-102F3 dated April 6, 2006 describing the Company's closing of the first of two tranches of its non-brokered $30 million private placement of the Company's common shares to ZCCM Investments Holdings Plc ("ZCCM");

(i) the Company's material change report filed on Form 51-102F3 dated July 4, 2006 describing the Company's closing of the second and concluding tranche of its non-brokered $30 million private placement of the Company's common shares to ZCCM;

(j) the Company's material change report filed on Form 51-102F3 dated July 7, 2006 describing an update on progress at the Company's Lumwana Copper Project in Zambia (the "Lumwana Project");

(k) the Company's material change report filed on Form 51-102F3 dated September 20, 2006 describing the closing of the Company's Canadian public offering of 75,000,000 common shares pursuant to a final short form prospectus dated September 13, 2006;

(l) the Company's material change report filed on Form 51-102F3 dated December 7, 2006 describing the signing of a debt facility to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project including a tranche of asset backed finance for the mining fleet; and

(m) the Company's material change report filed on Form 51-102F3 dated February 16, 2007 describing the signing of a concentrate off-take agreement for five years with Chambishi Copper Smelter Limited in Zambia for approximately 55% of the copper concentrates to be produced by the Lumwana Project during the initial five years of production.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 — *Short Form Prospectus Distributions* to be incorporated by reference herein) filed by the Company after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

THE COMPANY

Equinox was incorporated on January 19, 2004 under the *Canada Business Corporations Act* for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the "Scheme") and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the "Implementation Agreement", and together with the Scheme, the "Restructure"). The Restructure was completed on June 18, 2004 with Equinox Resources becoming a wholly-owned subsidiary of Equinox.

Equinox common shares have been listed for trading on the TSX since June 29, 2004. Equinox CDIs have been listed for trading on ASX since June 21, 2004. Equinox CDIs and Equinox common shares can be converted each into the other on a one for one basis.

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth, WA 6005, Australia and at a site office at the Lumwana Project in Zambia.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries which are owned directly or indirectly by the Company, and their jurisdiction of incorporation. With the exception of Alturas Minerals Corp. (listed on the TSX Venture Exchange), in which it holds 28.3% of the outstanding equity securities, the Company owns 100% of the outstanding securities of all of its material subsidiaries.



EQUINOX MINERALS LIMITED
(Canada)
28.3%
100%
ALTURAS MINERALS CORP.
(Canada)
EQUINOX RESOURCES LIMITED
(Australia)
100%
100%
100%
Equinox Overseas Pty Ltd
(Australia)
Equinox Zambia Limited
(Zambia)
Equinox Nickel Ventures Pty Ltd
(Australia)
100%
100%
Equinox Africa Limited
(Australia)
Equinox Ventures Pty Ltd
(Australia) Dormant
100%
Lumwana Mining Company Limited
(formerly Equinox Copper Ventures Limited)
(Zambia)

Strategy and Description of the Company's Business

Equinox was established to be the Canadian holding company and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on ASX in 1994. The Company's objective is to continue to progress the development of the Lumwana Project and maintain its present construction schedule, which remains on target with commissioning scheduled during the second quarter of 2008, while maintaining an active "pipeline" of exploration projects. As of December 31, 2006, Equinox had a total of 238 employees.

The principal assets of Equinox consist of a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project") and interests in a number of exploration projects in Zambia and Australia. Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the "BFS") in 2003 and a Definitive Feasibility Study (the "DFS") in 2005.

Although the Company has been focusing on the development of the Lumwana Project, Equinox has maintained other exploration activities, particularly at the Lumwana Project and regional Zambia, covering approximately 19,800 km^2, including:

- copper and uranium prospects in the Lumwana area including Kanga, Kababisa, Nyunga and others; and

- copper and uranium prospects at Kabompo in North West Zambia and on the Zambian Copperbelt at Ndola West and Ngala.

The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR". Equinox owns an 11.4% equity interest in Liontown.

Equinox also holds a 28.3% equity interest in Alturas Minerals Corp., an exploration company whose licenses are focused on gold and copper-gold deposits in Peru. Alturas Minerals Corp. trades on the TSX Venture Exchange under the symbol "ALT".

Financing Activities

On April 3, 2006, Equinox closed the first of two tranches of its non-brokered $30 million private placement of its common shares to ZCCM Investments Holdings Plc ("ZCCM") as announced on March 22, 2006. Aggregate gross proceeds were Cdn$17,440,500 ($15,000,000) from this initial placement of 9,227,777 common shares issued to ZCCM. The subscription price was Cdn$1.89 per common share.

On June 30, 2006, Equinox closed the second and concluding tranche of its non-brokered $30 million private placement of its common shares to ZCCM as announced on March 22, 2006. Aggregate gross proceeds were Cdn$16,738,500 ($15,000,000) from this final placement of 10,833,980 common shares issued to ZCCM. The subscription price was Cdn$1.545 per common share.

On September 20, 2006, Equinox closed a Canadian public offering of 75,000,000 of its common shares at Cdn$1.40 per common share. Aggregate gross proceeds were Cdn$105,000,000 ($93,996,000) and aggregate net proceeds were Cdn$102,235,000 ($91,271,911).

On December 1, 2006, Equinox signed a debt facility with a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies (together, the "Financiers") to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project including a $54 million subordinated debt facility (the "EIB Subordinated Debt Facility") provided by European Investment Bank ("EIB") and a $165.8 million tranche of asset backed finance for the mining fleet (the "Lumwana Project Debt Facility"). On December 8, 2006, in accordance with the terms of the EIB Subordinated Debt Facility, Equinox issued 2,713,341 of its common shares to EIB at Cdn$2.1175 per share.

On January 9, 2007, Equinox issued a total of 2,950,212 Common Shares to Ausenco Projects Limited ("Ausenco") and Bateman International Projects BV ("Bateman"), a subsidiary of Bateman Engineering NV, each of Ausenco and Bateman being issued 50% of such Common Shares. These common shares were issued in connection with the execution of the $407.6 million Lumwana Project fixed price Engineering, Procurement and Construction ("EPC") contract which was signed in September 2006. The issuances were made at a price of Cdn$1.7189 per share (which amount was the volume weighted average trading price of the Common Shares on the TSX determined for the five-day period ending on January 8, 2007) as a payment in the amount of Cdn$5,071,000 ($4,314,000) which amount forms a portion of the first quarterly milestone payment under the terms of the EPC contract. Remaining quarterly milestone payments to be made by way of common share issuances to Ausenco and Bateman will be made over the term of the EPC contract and will total $12,942,000 in additional issuances with such U.S. dollar payment amounts to be converted into Canadian dollars based on the foreign exchange rate applicable at the relevant time and common shares being valued based on the volume weighted average trading price of the common shares for the five-day period immediately prior to the date of issuance.

THE LUMWANA PROJECT

The Lumwana Project is located in the North Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox has a 100% interest in the Lumwana Project.

The technical information in this section regarding the Lumwana Project is summarized or extracted from the "Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated October 2006 (the "Technical Report") prepared by Michael Davis, Process Manager, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal, Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" as such term is defined in National Instrument 43-101 — *Standards of Disclosure for Mineral Projects* ("National Instrument 43-101"). Ausenco was generally responsible for the processing plant and infrastructure and metallurgy, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report and under the heading "Economic Analysis" below. Information in this section arising subsequent to the date of the Technical Report, if any, regarding the development of the Lumwana Project is provided by Equinox management. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

The Lumwana Bankable Feasibility Study ("BFS") was completed in October 2003, following an intensive two-year program by Equinox Resources and the Definitive Feasibility Study ("DFS") was completed in October 2005. Equinox has commenced development of the Lumwana Project and expects commercial production to commence in 2008. Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation ("Phelps Dodge") on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49% interest in the Lumwana Project. Equinox entered into an agreement to acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an option to acquire for a payment of $12.8 million on the commencement of commercial production.

Figure 1 below shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

Figure 1 — Lumwana Project — Proposed Layout Drawing



MALUNDWE
MAIN PIT
WASTE DUMP
DIVERSION CHANNEL
LUMWANA ESTATE (TOWN)
CONSTRUCTION CAMP
PROCESS PLANT
MALUNDWE SOUTH EAST PIT
KILOMETRES
CHIMIWUNGO PIT
WASTE DUMP
WASTE DUMP

Mineral Reserves and Resources

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 358.2 million tonnes ("Mt") averaging 0.76% copper and an additional inferred resource of 564.4 Mt averaging 0.63% copper, at a cut-off grade of 0.20% classified in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition), as prescribed by National Instrument 43-101 and reconciled to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves.

Two development scenarios are described in this prospectus and in the Technical Report: (i) the "Base Case" uses a mining schedule which includes only Measured and Indicated Resources mined over an 11 year mine life, and (ii) the "Development Case" which contemplates ore currently classified as 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37-year mine life. The Development Case reflects the outcome of a 2006 infill drilling program which was conducted to convert some "inferred" resources to "indicated" resources and

which led to the redesign of the Lumwana pits based on an assumed copper price of $1.20/lb. Based on these drilling results and the Development Case mining plan, the Lumwana mine life has been extended from 18 to 37 years (including the mining of the Inferred Resources referred to above).

Although the mine design and scheduling which led to the formulation of the Development Case were aimed at extending the mine life and did not attempt to schedule the mining of the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable Reserves for the first 16 years. However, this 16 year mining schedule contemplates the mining of a portion of the Inferred Resources from year 12 onwards. Consequently, in order to comply with National Instrument 43-101 requirement that the Company provide an economic analysis of the Lumwana Project using only Proven and Probable Mineral Reserves, the Base Case only includes the first 11 years of that 16 year mining schedule.

This assessment confirms within the Development Case designed pits a proven and probable sulphide reserve of 321.3 Mt averaging 0.73% copper and 417.2 Mt of inferred sulphide resources at 0.60% copper; and proven and probable oxide reserves of 9.6 Mt averaging 0.69% copper and 3.6 Mt of inferred oxide resources at 0.42% copper. Approximately 39% of the sulphide mineral reserves and 54% of the oxide mineral reserves are proven reserves. The current mining schedule in the Development Case plans to mine at a production rate of 20 Mt of copper ore per year providing a 37-year mine life. The copper ore will be processed on site to produce a concentrate for treatment at third party smelters. These revised resources and reserves are described below and in the Technical Report.

Work conducted to date includes geology and resource estimation, the proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, the infrastructure required to support the facilities, the proposed water and waste management system, the environmental considerations and studies, the financial analysis and the proposed project implementation plan.

The Technical Report indicates that, for the Base Case model, Lumwana will produce an average of approximately 153,500 tonnes of copper per year over the 11-year mine life at an overall average cash cost of $0.80 per pound of copper.

Table 1 — Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Table 2 — Sulphide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	**121.1**	**0.89**
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	**200.2**	**0.62**
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 3 — Oxide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	**9.6**	**0.69**
Inferred Resource	3.6	0.42

Table 4 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule for the Base Case. It also shows the percentage of Measured and Indicated Mineral Resource.

Table 4 — Mine Production and Mill Feed Schedule for Sulphide Ore (Base Case)

Year	Waste Tonnes	Ore Mined		Waste to Ore Ratio	Mill Tonnes	Feed Cu
		Tonnes	Cu			
	(Mt)	(Mt)	(%)	(t:t)	(Mt)	(%)
2007	11	1	0.93	21.3	0	0.00
2008	71	11	1.27	6.5	9	1.28
2009	124	20	0.99	6.2	20	0.99
2010	106	20	1.03	5.3	20	1.03
2011	100	20	0.84	5.0	20	0.84
2012	116	20	0.74	5.8	20	0.81
2013	100	20	0.82	5.0	20	0.82
2014	109	20	0.72	5.5	20	0.72
2015	102	20	0.76	5.1	20	0.76
2016	51	20	0.69	2.5	20	0.69
2017	41	20	0.67	2.0	20	0.67
2018	31	20	0.78	1.5	20	0.78
2019	16	10	0.66	1.6	12	0.65
Total	**977**	**222**	**0.82**	**4.4**	**222**	**0.82**

This mine plan gives an average strip ratio of 4.4:1.

Total high grade and low grade ore mined under the Development Case totals 691 Mt and 51 Mt, respectively, at an average copper grade of 0.68% and 0.29% with mill feed continuing at a rate of 20 Mt/a until 2045. The low grade sulphide ore is stockpiled and processed later in the Lumwana Project's life. For the Development Case, the average strip ratio is 4.2:1.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 10.6 Mt at 0.65% Cu for the Base Case and 15.3 Mt at 0.52% Cu for the Development Case.

The high grade uranium ore, which is included in the waste schedule above, will be stockpiled for possible future processing.

Table 5 summarizes the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes for the Base Case.

Table 5 — Summary of Lumwana Project Final Product Production (Base Case)

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	234	107
2009	467	180
2010	426	193
2011	338	158
2012	461	151
2013	407	153
2014	455	135
2015	449	142
2016	444	130
2017	441	124
2018	452	146
2019	268	70
Total	**4,842**	**1,688**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The figures for copper from smelting of concentrate are those that Equinox would be credited for (i.e. smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized in Section 23.4 of the Technical Report).

Total projected production of copper concentrate under the Development Case totals 14,183 dkt while copper from smelting of concentrate is 4,502 kt.

Capital and Operating Cost Estimates

Capital Cost Estimates

The capital costs shown in Table 6 below are divided into pre-production and deferred costs incurred over the life of mine based on the Base Case. Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs. The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (such as light vehicles, motors, gearboxes and similar equipment) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 6 — Consolidated Capital Cost Estimate (Base Case) ($ millions)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip)[1]	66.7	0.0	66.7
Miscellaneous Mining Equipment[1]	18.2	23.0	41.2
Processing Plant			
Mobile Equipment[1]	2.7	2.9	5.5
Process Plant — EPC[2]	357.4	8.6	366.0
Infrastructure & Development Contributions[1]	2.4	0.0	2.4
First Fill[1]	14.8	5.1	19.8
Sustaining Capital[1]	0.0	21.7	21.7
General			
Tailings & Water Storage Facilities[3]	18.7	43.9	62.6
General — Administration[1]	30.1	12.5	42.6
Total Direct Costs	**510.8**	**117.6**	**628.4**
Mining Fleet[1],[4]	165.4	4.2	169.6
Total Including Mining Fleet	**676.2**	**121.8**	**798.0**
Contingency[1],[5]	35.6	0.0	35.6
Total including Mining Fleet & Contingency	**711.8**	**121.8**	**833.6**
Exploration[1]	2.9	4.9	7.8
Rehabilitation (end of mine life)	0.0	5.2	5.2
Total Capital (Including Exploration Costs)	**714.7**	**131.9**	**846.6**

Notes:

(1) Developed by Equinox.

(2) Developed by ABJV (defined below). This includes the process plant ($372.6 million) and the EPC (defined below) fee ($35.0 million) totalling $407.6 million. As indicated in the Technical Report, to September 30, 2006, $41.6 million of the $372.6 million for the process plant has been spent (as advised by Equinox), leaving $331.0 million to be spent. As of December 31, 2006, Equinox has spent an additional $66.7 million of that $366.0 million.

(3) Developed by Knight Piésold.

(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement. See "Development Plan".

(5) This contingency is in addition to the contingency incorporated in the EPC contract.

The capital cost estimate for the Development Case includes an additional $385 million as deferred capital over the life the project.

Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure for the Base Case and are summarized in Table 7 below.

The overall operating costs include the following:

- Mining operating costs;
- Process plant operating costs;
- Administration costs;
- Off site smelting and refining costs; and
- Product realization costs including transportation, marketing and insurance costs.

Table 7 — Operating Cost Estimate (Base Case)

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	($/lb)
2008	47	19	10	47	29	152	0.642
2009	97	42	19	85	58	301	0.758
2010	84	45	15	85	51	280	0.659
2011	83	45	16	69	40	253	0.727
2012	92	44	16	77	56	286	0.856
2013	88	46	17	73	48	273	0.811
2014	93	46	19	72	54	284	0.954
2015	91	46	19	73	53	283	0.904
2016	64	46	18	70	52	250	0.876
2017	54	46	17	68	52	238	0.869
2018	47	46	16	75	55	238	0.741
2019	19	29	10	40	32	130	0.840
Total/Avg.	**859**	**502**	**191**	**832**	**581**	**2,966**	**0.797**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The above table excludes royalties payable to the Zambian Government and Phelps Dodge, and a corporate office cost, however, these costs are included in the economic analysis.

(3) The above table is based upon a copper price of $1.30/lb.

The life of project average total operating costs for the Development Case is estimated to be $0.90/lb of copper produced.

Economic Analysis

The economic analysis set out below is based on the Base Case and is provided in order to comply with the requirements of National Instrument 43-101, which preclude the disclosure of an economic evaluation which includes Inferred Resources. The Company intends to develop the Lumwana Project in accordance with the Development Case, which it believes is the optimal approach and realistic given the Company's historic and anticipated conversion of Inferred Resources to Indicated Resources. The Company further believes that the Development Case will generate significantly higher net cash flows and pre- and post-tax NPVs than those indicated in the Base Case.

The key financial parameters for the Base Case development scenario were developed by IRF at copper price of $1.30 per pound (in 2006 dollars). The current copper price is considerably higher than $1.30 per pound. As a result, the key financial parameters were also determined at $1.88 per pound (in 2006 dollars), which is the three year trailing average price of copper at the time of the Technical Report in line with the U.S. Securities and Exchange Commission requirements, to show the impact of a higher copper price. As noted in Table 8 below, the economic evaluation utilizes the mining schedule shown in Table 4 and production schedule in Table 5. The Base Case utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years, however this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

Table 8 — Lumwana Project — Key Financial Parameters (Base Case)

Element	Units	Copper Price $1.30/lb	Copper Price $1.88/lb
Summary of Financials			
Pre-tax IRR(1) (real)	%	16.5	39.0
Pre-tax NPV(2) (0% real)	$ M	945	2,850
Pre-tax NPV (8% real)	$ M	316	1,428
Pre-tax NPV (10% real)	$ M	220	1,207
Post-tax IRR (real)	%	14.4	34.3
Post-tax NPV (0% real)	$ M	732	2,161
Post-tax NPV (8% real)	$ M	215	1,060
Post-tax NPV (10% real)	$ M	135	887
Net Cash Flow Before Capital and Tax	$ M	1,792	3,697
Net Cash Flow After Capital and Before Tax	$ M	945	2,850
Average Cash Cost — First 5 Years	¢/lb Cu	73.8	79.7
Average Cash Cost — Life of Mine	¢/lb Cu	79.8	85.7
Pre-Production Capex	$ M	511	511
Pre-production Mining Fleet	$ M	165	165
Pre-production Contingencies and Exploration	$ M	39	39
Deferred Capex	$ M	132	132
Total Project Capex	$ M	847	847
Payback Period	years	3.5	1.6
Copper Produced from Smelting	kt	1,688	1,688
Copper Price (2006$)	$/lb	1.30	1.88

Notes:

(1) Internal rate of return.

(2) Net present value.

The NPVs and IRRs of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Lumwana Project and carried forward tax deductions from past expenditure on the Lumwana Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

Based on the Development Case, copper produced from the smelting of concentrate would total 4,502 kt over the life of the project, providing net cash flow after capital and before tax of $2,510 million (at $1.30/lb Cu) and $7,540 million (at $1.88/lb Cu).

Pre- and post-tax NPV's for the Development Case, at an 8% discount, are $490 million and $345 million (at $1.30/lb Cu) and $2,070 million and $1,540 million (at $1.88/lb Cu). Given the historic conversion of Inferred Resources to Indicated Resources following definition drill programs, Equinox feels that the Development Case is realistic given the plan to continue resource definition drilling as the mine develops.

The economic evaluation of the Mineral Resources and Reserves in the Development Case of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

Development Plan

The joint venture of Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd ("ABJV") was awarded the contract for the implementation phase of the Lumwana Project in January 2006, to provide a lump sum price for construction of the processing facility which is under construction in the North Western province of Zambia. The final fixed-price EPC contract was signed on October 13, 2006 for a total price of approximately $407.6 million, inclusive of funds spent to signing. Commissioning is expected to occur in the second quarter of 2008.

In 2006, an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana Project pits at a copper price of $1.20 per pound, the Lumwana Project mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

On December 1, 2006, Equinox signed the Lumwana Project Debt Facility. Project construction commenced during the fourth quarter of 2005. To date, construction activity highlights include the following:

- Assembly of the initial Hitachi Diesel/AC-drive haul trucks with the components for the first five 240 t trucks delivered to site. Tires, to be supplied under a long-term supply and management contract, also began arriving on site late in the fourth quarter of 2006;
- Construction of the main embankment wall for the water storage facility has reached the critical elevation required for water storage build up and water flow through the diversion channel;
- Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
- Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007; and
- The first mass concrete pour took place in December, 2006 with approximately 700 tonnes of concrete poured on a successful continuous basis completing the initial floor of the SAG/ball mill and primary crusher foundations.

The construction schedule remains on target, with commissioning of the mine scheduled to take place during the second quarter of 2008. Debt drawdown from the Lumwana Project Debt Facility is expected to commence during the second quarter of 2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion which are expected to be satisfied by completion of the Offering, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years (of which offtake for approximately 55% has been agreed with Chambishi Copper Smelter Limited). Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents, Equinox will hedge up to 30% of the initial three years of production.

Lumwana uranium Mineral Resources and metallurgical testwork is described in the Technical Report. This uranium assessment was conducted as part of the BFS completed in 2003. The Company intends to revise the BFS and update capital and operating costs in a new Lumwana Uranium Feasibility Study.

CONSOLIDATED CAPITALIZATION

Since December 31, 2005, Equinox issued (a) 22,153,125 common shares pursuant to an over-allotment option granted in connection with the Company's public offering on December 20, 2005; (b) 9,227,777 common shares under a private placement completed on April 3, 2006; (c) 10,833,980 common shares under a private placement completed on June 30, 2006; (d) 75,000,000 common shares under the Company's public offering completed on

September 20, 2006 (the "September 2006 Offering"); (e) 2,713,341 common shares under a private placement completed on December 8, 2006 and (f) 2,950,212 common shares under a private placement completed on January 9, 2007. There have been no other material changes in the Company's share or loan capital, on a consolidated basis, since December 31, 2005. The following table sets forth the consolidated capitalization of Equinox as at the dates indicated before and after giving effect to the Offering. This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this prospectus.

	Outstanding as at December 31, 2005	Outstanding as at September 30, 2006	Outstanding as at September 30, 2006 after giving effect to this Offering[1]
Long Term Debt[2]	$ 8,291,150	$ 8,881,600	$ 8,881,600
Shareholders' Equity			
Common Shares	$ 162,940,552	$ 298,547,148	$ 467,238,343[3]
(authorized: unlimited)	(317,113,253 shares)	(434,340,467 shares)	(539,965,467 shares)[4][5][6]
Warrants	$ 0	$ 0	$ 11,833,611
	(0 warrants)	(0 warrants)	(26,406,250 warrants)
Retained Earnings (Deficit)	$ (18,691,808)	$ (33,406,681)	$ (33,406,681)
Contributed Surplus	$ 3,076,695	$ 18,095,550	$ 18,095,550
Cumulative Translation Adjustments	$ (12,341)	$ (12,341)	$ (12,341)
TOTAL CAPITALIZATION	$ 155,604,248	$ 292,105,276	$ 472,630,082

Notes:

(1) Canadian dollar proceeds of the Offering have been converted into US dollars at the noon exchange rate on September 29, 2006, the business day immediately preceding Saturday, September 30, 2006 as reported by the Bank of Canada which was Cdn$1.00 equals US$0.8966.

(2) The Euro based concessional loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(3) After deducting Underwriters' Fee (defined below) of $8,523,304 and the expenses of the Offering which are estimated at $358,640, and assuming the Over-Allotment Option is exercised in full.

(4) Does not include shares issuable under Equinox's Stock Option Plan and the Chairman's option plan, and 1,154,999 common shares issued in December 2006 pursuant to the exercise of options granted under the Stock Option Plan. The Company is permitted under the option plans to issue up to 10% of the issued capital, although as at September 30, 2006 only 7% was issued.

(5) Does not include 2,713,341 common shares issued on December 8, 2006 to the EIB in connection with the execution of the EIB Subordinated Debt Facility.

(6) Does not include 2,950,212 common shares issued on January 9, 2007 to Ausenco and Bateman, the EPC contractors, in connection with the execution of the EPC contract.

USE OF PROCEEDS

Excluding expenses of the Offering, the estimated net proceeds received by Equinox from this Offering will be approximately Cdn$176,675,000 ($151,800,000) (or Cdn$201,743,750 ($173,338,200) if the Over-Allotment Option is exercised in full). Equinox intends to use the net proceeds of the Offering as follows:

	$ Millions
Development Costs of the Lumwana Project (including village, hedging and interest and debt service costs prior to commissioning)	$ 135.0
Uranium Feasibility Study	$ 6.0
Exploration Costs	$ 5.0
General Working Capital	$ 5.4
Expenses of the Offering	$ 0.4
TOTAL:	$ 151.8

Although Equinox intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in Equinox's mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

Under an agreement dated February 20, 2007 (the "Underwriting Agreement") between Equinox and the Underwriters, Equinox has agreed to sell and the Underwriters have agreed to purchase on the Closing Date (as defined herein) the Units at a price of Cdn$2.00 per Unit for an aggregate consideration of Cdn$185,000,000, payable in cash against delivery of certificates representing the Common Shares and Warrants comprising the Units. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement. The Offering Price per Unit was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, Equinox has agreed to pay a commission to the Underwriters (the "Underwriters' Fee") equal to 4.5% of the gross proceeds of the Offering. In connection with the distribution of the Units, the Underwriters may engage in market stabilization activities.

Subscriptions for Units offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on March 6, 2007 or such other date as the Company and the Underwriters shall agree (the "Closing Date"), but no later than March 20, 2007, and that certificates representing the Common Shares and Warrants comprising the Units will be issued on the Closing Date.

Equinox has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the Closing Date, to purchase up to a total of 13,125,000 additional Units on the same terms as set out above solely to cover over-allotments, if any, made by Underwriters in connection with this Offering and for market stabilization purposes. The Underwriters can elect to exercise the Over-Allotment Option to purchase Units only or Warrants only, or any combination of Units and Warrants so long as the aggregate number of Common Shares and Warrants which may be issued upon the exercise of the Over-Allotment Option does not exceed 13,125,000 Common Shares and 3,281,250 Warrants. The purchase price for one Unit under the Over-Allotment Option is $2.00 and the purchase price for each whole Warrant is Cdn$0.52. The Underwriters will be entitled to receive a fee of 4.5% of the aggregate proceeds of the Over-Allotment Option. The prospectus qualifies for distribution the Over-Allotment Option and the distribution of the Additional Units and Additional Warrants to be issuable by the Company upon the exercise of the Over-Allotment Option. References to Units herein shall include the Additional Units. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fee and net proceeds to Equinox in respect of the Over-Allotment Option will be Cdn$26,250,000, Cdn$1,181,250 and Cdn$25,068,750, respectively.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated, bid for or purchase Equinox common shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Equinox common shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

None of the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been or will be registered under the 1933 Act, or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Units may not be offered or sold within the United States or to, for the account of benefit of any "U.S. person" as such term is defined in Regulation S under the 1933 Act, except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the 1933 Act.

Equinox has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

Equinox has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Equinox common shares or securities convertible into, exchangeable for or otherwise exercisable into Equinox common shares for a period of 60 days following the Closing Date without the prior written consent of the Underwriters, other than (i) the Common Shares offered pursuant to this short form prospectus; (ii) options and common shares issued pursuant to the Company's stock option plan; (iii) in connection with acquisitions; (iv) any project finance requirements; and (v) under any existing agreement or instruments already entered into, issued or authorized by the Company.

DESCRIPTION OF SHARE CAPITAL

Equinox is authorized to issue an unlimited number of common shares. As at February 19, 2007, Equinox had 434,240,467 common shares and CDIs issued and outstanding in aggregate.

Description of Common Shares

The holders of Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System ("CHESS") in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd. ("CDN"), a wholly-owned subsidiary of ASX. The main difference between holding Equinox CDIs and common shares is that the holder of Equinox CDIs has beneficial ownership of the underlying common shares

instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and to receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holders of the Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Offering consists of 92,500,000 Units, each Unit comprised of one Common Share and one quarter of one Warrant. (See "Description of Share Capital — Description of Common Shares"). Modifications to the rights, privileges, restrictions and conditions attached to the Common Shares (including the creation of another class of shares that ranks prior to or on a parity with the Common Shares) requires an affirmative vote of not less than two thirds of the votes cast at a meeting of the holders of common shares of the Company.

Warrants

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "Warrant Indenture") to be entered into between the Company and CIBC Mellon Trust Company (the "Warrant Agent"). The Company will designate the principal transfer office of the Warrant Agent in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of Cdn$2.30 per Common Share for a period of 14 months following the date of closing of the Offering, at which time the Warrants will become null and void. The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustments to the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the consolidation, reduction or combination of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares (other than an issuance referred to in (iv) above), of evidences of indebtedness or cash, securities or any property or other assets (other than an issuance or distribution of a dividend paid in the ordinary course).

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security upon the occurrence of the following additional events: (i) the reclassification of the Common Shares; (ii) the consolidation, amalgamation, arrangement pursuant to a plan of arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of the Company's undertaking or assets as an entirety or substantially as an entirety to another Company or other entity.

No adjustment in the exercise price or the number of Common Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of the exercise price by at least 1%.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Pursuant to the terms of the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide that the Company and the Warrant Agent, without the consent of the holders of Warrants, may from time to time amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of holders of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of holders of Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

None of the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been or will be registered under the 1933 Act. The Warrants may not be transferred except (i) to the Company or (ii) outside of the United States in accordance with Rule 904 of Regulation S under the 1933 Act and the Warrants may not be exercised by any U.S. Person or any person within the United States except in certain transactions

exempt from the registration requirements of the 1933 Act. Terms in this paragraph have the meanings given to them in Regulation S under the 1933 Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a prospective purchaser of Common Shares and Warrants, comprising the Units to be issued pursuant to this Offering and the Common Shares issuable on the exercise of the Warrants.

This summary is applicable only to a purchaser who, at all relevant times, is resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with Equinox, and who will acquire and hold such Common Shares and Warrants as capital property (a "Holder"), all within the meaning of the Tax Act. Any Common Shares and Warrants generally will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Subsection 39(4) of the Tax Act does not apply to deem the Warrants to be capital property.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market rules, to a Holder an interest in which is a "tax shelter investment" or to a Holder that is a "specified financial institution", all as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies and assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder to acquire Common Shares or Warrants. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

In acquiring Units, Holders will be acquiring ownership of the Common Shares and Warrants represented by such Units. The Common Shares and Warrants represented by Units are separate properties and accordingly, Holders will be required to allocate the purchase price paid for each Unit between the Common Share and one-quarter of one Warrants on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate Cdn$1.87 of the issue price of each Unit as consideration for the issue of each Common Share and Cdn$0.13 for the issue of each one-quarter of a Warrant. Although the Company believes such

allocation is reasonable, such allocation will not be binding on the CRA and counsel express no opinion as to such allocation. A successful challenge of such allocation by the CRA will affect the adjusted cost base of the Common Shares and the Warrants.

Common Shares

Dividends received or deemed to be received on a Holder's Common Shares will be included in the Holder's income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules applicable to taxable dividends received from a taxable Canadian corporation will apply to dividends received by a Holder who is an individual. Bill C-28, which received third reading in the Senate, contains amendments that, if enacted, will enhance the gross-up and tax credit rules applicable to eligible dividends paid by public corporations and certain other corporations resident in Canada to individuals after December 31, 2005. Dividends received by a Holder which is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on such dividends.

A disposition or deemed disposition of a Common Share (other than to the Company) will generally result in the Holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the Holder's adjusted cost base of the Common Share and any reasonable costs related to the disposition. See "— Capital Gains and Capital Losses", below. In the case of a Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Tax Act in this regard. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns Common Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Exercise or Expiry of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant. The Holder's cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the Holder's adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The Holder's adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of those Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holder's adjusted cost base of such Warrant. See "— Capital Gains and Capital Losses".

Disposition of Warrants

A Holder who disposes of or is deemed to have disposed of a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Warrant and any reasonable expenses associated with the disposition. See "— Capital Gains and Capital Losses".

Capital Gains and Capital Losses

A Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A Holder that is a Canadian-controlled private corporation for purposes of the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Holder that is an individual or a trust, other than certain specified trusts, that receives or is deemed to receive taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may realize an increase in the Holder's liability for alternative minimum tax.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Lumwana Project at Development Stage

The Lumwana Project is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Lumwana Project will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such

estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. Although Equinox has entered into the final fixed-price EPC contract with ABJV which fixed a total price of approximately $407.6 million for certain costs associated with the implementation phase of the Lumwana Project, there is no assurance that the trend of capital and operating cost escalation in respect of other costs associated with the development and operation of the Lumwana Project will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, unless Equinox recovers cobalt (which is not included in the current development plan). Should Equinox decide, subject to a positive feasibility study, to develop the uranium resources at Lumwana, such uranium development would be dependent on uranium prices. Metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper, other base and precious metals, and uranium has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. Although Equinox has entered into a concentrate off-take agreement for five years with Chambishi Copper Smelter Limited in Zambia for approximately 55% of the copper concentrates to be produced by the Lumwana Project during the initial five

years of production, there is no guarantee that the Company will be able to negotiate additional off-take contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for the majority of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project, some of which it has obtained as described under "The Company — Financing Activities". The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company may require additional financing from external sources to meet such requirements. The Company expects to satisfy the initial capital requirements for the Lumwana Project with a portion of the proceeds from this Offering and through access to the Lumwana Project Debt Facility. However, the Company's ability to make drawdowns under the Lumwana Project Debt Facility is subject to a number of conditions precedent some of which have not yet been satisfied, including: (i) the provision of sufficient equity funds for project completion, which shall be satisfied upon the completion of the Offering; (ii) the commitment to provide village housing for Equinox employees; (iii) the implementation of a hedging strategy; (iv) the commitment to deliver concentrate off-take arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years; and (v) the certificate to the lenders that development targets under the Base Case have been met. If the Lumwana Project Debt Facility is not available to the Company because of the failure to satisfy one or more of these conditions and the Company fails to arrange the required level of debt financing from other lenders, there can be no guarantee that it will be able to raise all of the funds necessary to meet the capital requirements of the Lumwana Project through other means. In addition, there can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain requirement financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be

unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, export licenses, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights, interests and agreements of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, agreements, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations, agreements and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions,

international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in the Equinox AIF in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 16 years based only on Measured and Indicated Resources (the Development Case) and 11 years based only on Proven and Probable Reserves (the Base Case).

Commodity Hedging

Equinox has a policy to hedge future metal sales as part of project financing. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Human Resources

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The development of the Lumwana Project will require a major expansion of the Equinox development and operating teams. There is no assurance that the Company will be able to attract and retain personnel in the development and operating teams. This may be more difficult in light of the shortages of labour in the mining industry in general.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

No Market for the Warrants

There is currently no market through which the Warrants may be sold, and there can be no assurance that such a market will develop. As a result, purchasers may not be able to resell Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. A power line has been completed from the Copperbelt to Solwezi, and this power line is being extended to Lumwana, this infrastructure is imperative for the success of the Project. Although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents the majority of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is

possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this short form prospectus based upon the Technical Report prepared by Ausenco, Golder, IRF and Knight Piésold and their respective employees. The Technical Report provides an independent technical review of the mineral resources, reserves, and development of the Lumwana Project. The Technical Report was prepared by Michael Davis, Process Manager, Ausenco, Ross Bertinshaw, Principal, Golder, Tim Miller, Director, IRF and Robert Hanbury, Associate Director, Knight Piésold, all of whom are "Qualified Persons" as such term is defined in National Instrument 43-101. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

Certain legal matters in connection with this distribution have been passed upon on behalf of Equinox by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of Equinox.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Equinox are PricewaterhouseCoopers LLP, independent chartered accountants, located at Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario M5K 1G8.

Equinox's registrar and transfer agent for its common shares is, and for its Warrants will be, CIBC Mellon Trust Company at its principal offices in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth Australia.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Equinox Minerals Limited (the "Company") dated • , 2007 relating to the issue and sale of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. Our report is dated February 28, 2006.

(Signed) •
Chartered Accountants

Toronto, Canada,

• , 2007

CERTIFICATE OF THE COMPANY

Dated: February 20, 2007.

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CRAIG R. WILLIAMS
President and Chief Executive Officer

(Signed) MICHAEL J. KLESSENS
Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID V. MOSHER
Director

(Signed) BRIAN W. PENNY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 20, 2007.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.

By: (Signed) PETER GROSSKOPF

CIBC WORLD MARKETS INC.

By: (Signed) RICK MCCREARY

GMP SECURITIES L.P.

By: (Signed) MARK WELLINGS

DUNDEE SECURITIES CORPORATION

By: (Signed) BRETT WHALEN

PARADIGM CAPITAL INC.

By: (Signed) ANDREW PARTINGTON

RAYMOND JAMES LTD.

By: (Signed) DAVID GREIFENBERGER

RBC DOMINION SECURITIES INC.

By: (Signed) LANCE RISHOR

TD SECURITIES INC.

By: (Signed) EWAN MASON

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL C. TRUDEAU

EQUINOX
MINERALS LIMITED

Auditors' Consent Letter
(February 27, 2007)

PRICEWATERHOUSECOOPERS

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 27, 2007

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut

We refer to the prospectus of Equinox Minerals Limited (the "Company") dated February 27, 2007 relating to the sale and issue of common shares of the Company.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2006 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and December 31, 2004; and
- Consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen-month period ended December 31, 2004.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

September 13, 2006

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut

We refer to the prospectus of Equinox Minerals Limited (the "Company") dated September 13, 2006 relating to the sale and issue of common shares of the Company.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2006 to the directors of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and December 31, 2004; and
- Consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen-month period ended December 31, 2004.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

Consent Letter of Issuer's Legal Counsel (February 27, 2007)

Blakes

RECEIVED
2007 MAY -1 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
199 Bay Street
Suite 2800, Commerce Court West
Toronto ON M5L 1A9 Canada
Tel: 416-863-2400 Fax: 416-863-2653

February 27, 2007

VIA SEDAR

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated February 27, 2007 (the "Prospectus")

We refer to the offering by Equinox Minerals Limited pursuant to the Prospectus.

We hereby consent to the reference to our name on the face page of the Prospectus, the reference to our name and opinion under the heading "Eligibility for Investment" in the Prospectus, and the reference to our name under the heading "Interests of Experts" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of services we performed in connection with the preparation of such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person or company.

Yours very truly,

(signed) BLAKE, CASSELS & GRAYDON LLP

12072295.2

Consent letter of UW Legal Counsel (February 27, 2007)

Heenan Blaikie

February 27, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Northwest Territories, Securities Registry, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Legal Registries Division, Department of Justice, Government of Nunavut
Registrar of Securities, Government of Yukon

Dear Sirs:

Re: <u>Equinox Minerals Limited - Final Short Form Prospectus dated February 27, 2007</u>

We refer to the final short form prospectus (the "Prospectus") of Equinox Minerals Limited (the "Corporation") dated February 27, 2007 relating to an offering of units of the Corporation.

We hereby consent to the reference to our name on the face page of the Prospectus, the reference to our name and opinion under the heading "Eligibility for Investment", the reference to our name and opinion under the heading "Canadian Federal Income Tax Considerations" and the reference to our name under the heading "Interest of Experts".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions in the Prospectus or that are within our knowledge as a result of the services we performed in the preparation of the Prospectus.

Yours truly,

"Heenan Blaikie LLP"

P.O. Box 185, Suite 2600
200 Bay Street
South Tower, Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J4

www.heenanblaikie.com

Consent Letter of Other Expert (February 26, 2007)

INVESTOR RESOURCES FINANCE

ACN 115 060 225

Investor Resources Finance Pty Ltd
Level 3, 15 Queen Street
Melbourne Vic 3000 Australia
Telephone: 61 3 9621 1533
Fax: 61 3 9621 1544
Email: irf@irfinance.com.au

26 February 2007

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames

RE: EQUINOX MINERALS LIMITED
FILING UNDER THE MUTUAL RELIANCE REVIEW SYSTEM
FINAL SHORT FORM PROSPECTUS DATED FEBRUARY 27, 2007 (THE "PROSPECTUS")
CONSENT OF EXPERT

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Investor Resources Finance Pty Ltd to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report - Lumwana Copper Project, North West Province, Republic of Zambia dated October, 2006 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Investor Resources Finance Pty Ltd

Tim Miller

Tim Miller
Director

ENGINEERS & PROJECT MANAGERS

AUSENCO

Ausenco Services Pty Ltd
ABN 22 011 097 537
2404 Logan Road
Eight Mile Plains
Brisbane • Queensland
4113 • Australia
Phone • 61 7 3112 8200
Fax • 61 7 3841 1421

VIA SEDAR

February 27, 2007

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: **Equinox Minerals Limited**
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated February 27, 2007 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Ausenco Ltd. to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October, 2006 (the "Report") in the Prospectus

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Ausenco Ltd

Michael Davis, Process Manager, Ausenco Services Limited
For and on behalf of Ausenco Bateman Joint Venture

F:\Consent Letter.doc

Consent letter of Other Experts (February 27, 2007)

Golder Associates Pty Ltd
A.B.N. 64 006 107 857

1 Havelock Street, West Perth, WA 6005 Australia
(PO Box 1914, West Perth, WA 6872 Australia)
Telephone (08) 9213 7600
Fax (08) 9213 7611
http://www.golder.com

Golder Associates

RECEIVED
2007 MAY -1 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA SEDAR

February 27, 2007

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames:

Re: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated February 27, 2007 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Golder Associates Pty Ltd. to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October, 2006 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
Golder Associates Pty Ltd

R Bertinshaw

Ross Bertinshaw, Principal

Consent Letter of Other Experts (February 27, 2007)

Knight Piésold CONSULTING

Knight Piésold Pty Limited
A.B.N. 67 001 040 419
Level 3, 46 Ventnor Avenue
(PO Box 1302, WEST PERTH WA 6872)
WEST PERTH WA 6005, AUSTRALIA

Telephone +61 (0)8 9481 1266
Facsimile +61 (0)8 9481 1399
Email perth@knightpiesold.com

27 February 2007

OurRef: PE301-119swl7001RAH
KP File Ref.: PE301-119swl7001 AO.1

VIA SEDAR

Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Deputy Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Department of Justice, Northwest Territories
Registrar of Securities, Legal Registries Division, Nunavut

Dear Sirs/Mesdames,

RE: Equinox Minerals Limited
Filing under the Mutual Reliance Review System
Final Short Form Prospectus dated February 27, 2007 (the "Prospectus")
Consent of Expert

Pursuant to Section 10.4 of National Instrument 44-101 "Short Form Prospectus Distributions", this letter is being filed as the consent of Knight Piesold Pty Ltd to being named in the Prospectus and to the inclusion of reference to, and certain excerpts of, the Amended Technical Report – Lumwana Copper Project, North West Province, Republic of Zambia dated October, 2006 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Yours faithfully
KNIGHT PIÉSOLD PTY LTD

Hanbury.

ROB HANBURY
Associate Director

ACEA

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States or to any "U.S. person" as defined in Regulation S under the 1933 Act unless an exemption from registration is available. See "Plan of Distribution".***

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Equinox Minerals Limited at 1701 – 155 University Avenue, Toronto, ON, M5H 3B7 (telephone (416) 865-3393) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox Minerals Limited at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue

February 27, 2007

EQUINOX MINERALS LIMITED

Equinox Minerals Limited

Cdn$185,000,000

92,500,000 Units

(Each Unit consisting of one common share and one-quarter of a common share purchase warrant)

This short form prospectus qualifies for distribution 92,500,000 units (the "Units") of Equinox Minerals Limited ("Equinox" or the "Company") at a price of Cdn$2.00 (the "Offering Price") per Unit (the "Offering"). Each Unit consists of one common share (each, a "Common Share") of the Company and one-quarter of a common share purchase warrant (each whole warrant, a "Warrant") of the Company. Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at an exercise price of Cdn$2.30 per Common Share at any time on or before 5:00 p.m. (Toronto time) on the date that is 14 months following the closing date of this Offering (the "Closing Date").

Equinox common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "EQN". Equinox CHESS Depository Interests ("CDIs") are listed and posted for trading on the Australian Securities Exchange (the "ASX"), also under the symbol "EQN". On February 15, 2007, the last trading day before the announcement of the Offering, the closing price of Equinox common shares on the TSX was Cdn$2.16 and the closing price of the CDIs on the ASX was A$2.05. The TSX has conditionally approved the listing of the Common Shares and the Warrants to be distributed pursuant to the Offering. The Warrants will be listed under the trading symbol "EQN.WT". Listing is subject to fulfilling all listing requirements of the TSX on or before May 22, 2007. **There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors."** The Offering Price was determined by negotiation between the Company and Sprott Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Dominion Securities Inc., TD Securities Inc. and Laurentian Bank Securities Inc. (collectively, the "Underwriters").

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth, WA 6005, Australia and at a site office at the Lumwana Project (as defined herein) in Zambia.

Investment in the Units involves a high degree of risk. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Price: Cdn$2.00 per Unit

	Price to Public	Underwriters' Fee[1]	Net Proceeds to Company[2][3]
Per Unit	Cdn$2.00	Cdn$0.09	Cdn$1.91
Total[4]	Cdn$185,000,000	Cdn$8,325,000	Cdn$176,675,000

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement (as defined herein) between the Company and the Underwriters, the Company has agreed to pay to the Underwriters the Underwriters' Fee (as defined herein) equal to 4.5% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) Before deducting the other expenses of the Offering, estimated to be Cdn$400,000, which will be paid from the proceeds of the Offering.

(3) Equinox has granted the Underwriters an option (the "Over-Allotment Option"), which is exercisable within 30 days following the Closing Date, to purchase additional Units (the "Additional Units") and/or additional Warrants (the "Additional Warrants") to cover over-allotments, if any, and for market stabilization purposes. The aggregate number of Common Shares and Warrants to be issued under the Over-Allotment Option shall not exceed 13,125,000 Common Shares and 3,281,250 Warrants. This prospectus qualifies for distribution the Over-Allotment Option and the distribution of the Additional Units and/or Additional Warrants to be issued by the Company upon the exercise of the Over-Allotment Option. References to Units herein shall include the Additional Units. See "Plan of Distribution".

(4) If the Underwriters exercise the Over-Allotment Option in full, solely by the purchase of Additional Units, the total price to the public, Underwriter's Fee and net proceeds to Equinox (before deducting the other expenses of the Offering) will be Cdn$211,250,000, Cdn$9,506,250 and Cdn$201,743,750, respectively.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. In connection with the distribution of the Units, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about March 6, 2007 or at such later date as the Company and the Underwriters may agree, but in any event not later than March 20, 2007.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the future price of copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking information statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus and the documents incorporated by reference herein. Although Equinox has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this short form prospectus based on the opinions and estimates of management, and Equinox disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither Equinox nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Equinox nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided in the case of the Warrants either (a) the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below), or registered education savings plan or (b) the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and the Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Deferred Income Plans") and registered education savings plans.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to "$" or "dollars" in this short form prospectus refer to United States dollars. References to "Cdn$" in this short form prospectus refer to Canadian dollars and "A$" refer to Australian dollars.

The noon exchange rate on February 26, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.8621 or A$1.0868 ($1.00 equals Cdn$1.1600, and A$1.00 equals Cdn$0.9201).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of Equinox at 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. You may call Equinox to request such documents at (416) 865-3393. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Equinox at the above-mentioned address and telephone number. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the Company's annual information form dated March 31, 2006 (the "Equinox AIF");

(b) the Company's audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2005;

(c) management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2005;

(d) the Company's interim unaudited consolidated financial statements for the three and nine months ended September 30, 2006;

(e) management's discussion and analysis of results of operations and financial condition for the quarter ended September 30, 2006;

(f) the Company's Management Information Circular dated April 4, 2006 in respect of the Annual and Special Meeting of the Company's Shareholders held on May 10, 2006;

(g) the Company's material change report filed on Form 51-102F3 dated February 22, 2006 describing the adoption of the Company's shareholder rights plan;

(h) the Company's material change report filed on Form 51-102F3 dated April 6, 2006 describing the Company's closing of the first of two tranches of its non-brokered $30 million private placement of the Company's common shares to ZCCM Investments Holdings Plc ("ZCCM");

(i) the Company's material change report filed on Form 51-102F3 dated July 4, 2006 describing the Company's closing of the second and concluding tranche of its non-brokered $30 million private placement of the Company's common shares to ZCCM;

(j) the Company's material change report filed on Form 51-102F3 dated July 7, 2006 describing an update on progress at the Company's Lumwana Copper Project in Zambia (the "Lumwana Project");

(k) the Company's material change report filed on Form 51-102F3 dated September 20, 2006 describing the closing of the Company's Canadian public offering of 75,000,000 common shares pursuant to a final short form prospectus dated September 13, 2006;

(l) the Company's material change report filed on Form 51-102F3 dated December 7, 2006 describing the signing of a debt facility to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project including a tranche of asset backed finance for the mining fleet; and

(m) the Company's material change report filed on Form 51-102F3 dated February 16, 2007 describing the signing of a concentrate off-take agreement for five years with Chambishi Copper Smelter Limited in Zambia for approximately 55% of the copper concentrates to be produced by the Lumwana Project during the initial five years of production.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 — *Short Form Prospectus Distributions* to be incorporated by reference herein) filed by the Company after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

THE COMPANY

Equinox was incorporated on January 19, 2004 under the *Canada Business Corporations Act* for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the "Scheme") and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the "Implementation Agreement", and together with the Scheme, the "Restructure"). The Restructure was completed on June 18, 2004 with Equinox Resources becoming a wholly-owned subsidiary of Equinox.

Equinox common shares have been listed for trading on the TSX since June 29, 2004. Equinox CDIs have been listed for trading on ASX since June 21, 2004. Equinox CDIs and Equinox common shares can be converted each into the other on a one for one basis.

Equinox's principal place of business in Canada and registered and records office is located at Suite 1701 – 155 University Avenue, Toronto, Ontario, Canada, M5H 3B7. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth, WA 6005, Australia and at a site office at the Lumwana Project in Zambia.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries which are owned directly or indirectly by the Company, and their jurisdiction of incorporation. With the exception of Alturas Minerals Corp. (listed on the TSX Venture Exchange), in which it holds 28.3% of the outstanding equity securities, the Company owns 100% of the outstanding securities of all of its material subsidiaries.



EQUINOX MINERALS LIMITED (Canada)
28.3%
100%
ALTURAS MINERALS CORP. (Canada)
EQUINOX RESOURCES LIMITED (Australia)
100%
100%
100%
Equinox Overseas Pty Ltd (Australia)
Equinox Zambia Limited (Zambia)
Equinox Nickel Ventures Pty Ltd (Australia)
100%
100%
Equinox Africa Limited (Australia)
Equinox Ventures Pty Ltd (Australia) Dormant
100%
Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) (Zambia)

Strategy and Description of the Company's Business

Equinox was established to be the Canadian holding company and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on ASX in 1994. The Company's objective is to continue to progress the development of the Lumwana Project and maintain its present construction schedule, which remains on target with commissioning scheduled during the second quarter of 2008, while maintaining an active "pipeline" of exploration projects. As of December 31, 2006, Equinox had a total of 238 employees.

The principal assets of Equinox consist of a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project") and interests in a number of exploration projects in Zambia and Australia. Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the "BFS") in 2003 and a Definitive Feasibility Study (the "DFS") in 2005.

Although the Company has been focusing on the development of the Lumwana Project, Equinox has maintained other exploration activities, particularly at the Lumwana Project and regional Zambia, covering approximately 19,800 km^2, including:

- copper and uranium prospects in the Lumwana area including Kanga, Kababisa, Nyunga and others; and

- copper and uranium prospects at Kabompo in North West Zambia and on the Zambian Copperbelt at Ndola West and Ngala.

The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR". Equinox owns an 11.4% equity interest in Liontown.

Equinox also holds a 28.3% equity interest in Alturas Minerals Corp., an exploration company whose licenses are focused on gold and copper-gold deposits in Peru. Alturas Minerals Corp. trades on the TSX Venture Exchange under the symbol "ALT".

Financing Activities

On April 3, 2006, Equinox closed the first of two tranches of its non-brokered $30 million private placement of its common shares to ZCCM Investments Holdings Plc ("ZCCM") as announced on March 22, 2006. Aggregate gross proceeds were Cdn$17,440,500 ($15,000,000) from this initial placement of 9,227,777 common shares issued to ZCCM. The subscription price was Cdn$1.89 per common share.

On June 30, 2006, Equinox closed the second and concluding tranche of its non-brokered $30 million private placement of its common shares to ZCCM as announced on March 22, 2006. Aggregate gross proceeds were Cdn$16,738,500 ($15,000,000) from this final placement of 10,833,980 common shares issued to ZCCM. The subscription price was Cdn$1.545 per common share.

On September 20, 2006, Equinox closed a Canadian public offering of 75,000,000 of its common shares at Cdn$1.40 per common share. Aggregate gross proceeds were Cdn$105,000,000 ($93,996,000) and aggregate net proceeds were Cdn$102,235,000 ($91,271,911).

On December 1, 2006, Equinox signed a debt facility with a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies (together, the "Financiers") to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project including a $54 million subordinated debt facility (the "EIB Subordinated Debt Facility") provided by European Investment Bank ("EIB") and a $165.8 million tranche of asset backed finance for the mining fleet (the "Lumwana Project Debt Facility"). On December 8, 2006, in accordance with the terms of the EIB Subordinated Debt Facility, Equinox issued 2,713,341 of its common shares to EIB at Cdn$2.1175 per share.

On January 9, 2007, Equinox issued a total of 2,950,212 Common Shares to Ausenco Projects Limited ("Ausenco") and Bateman International Projects BV ("Bateman"), a subsidiary of Bateman Engineering NV, each of Ausenco and Bateman being issued 50% of such Common Shares. These common shares were issued in connection with the execution of the $407.6 million Lumwana Project fixed price Engineering, Procurement and Construction ("EPC") contract which was signed in September 2006. The issuances were made at a price of Cdn$1.7189 per share (which amount was the volume weighted average trading price of the Common Shares on the TSX determined for the five-day period ending on January 8, 2007) as a payment in the amount of Cdn$5,071,000 ($4,314,000) which amount forms a portion of the first quarterly milestone payment under the terms of the EPC contract. Remaining quarterly milestone payments to be made by way of common share issuances to Ausenco and Bateman will be made over the term of the EPC contract and will total $12,942,000 in additional issuances with such U.S. dollar payment amounts to be converted into Canadian dollars based on the foreign exchange rate applicable at the relevant time and common shares being valued based on the volume weighted average trading price of the common shares for the five-day period immediately prior to the date of issuance.

THE LUMWANA PROJECT

The Lumwana Project is located in the North Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox has a 100% interest in the Lumwana Project.

The technical information in this section regarding the Lumwana Project is summarized or extracted from the "Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated October 2006 (the "Technical Report") prepared by Michael Davis, Process Manager, Ausenco Ltd. ("Ausenco"), Ross Bertinshaw, Principal, Golder Associates Pty Ltd. ("Golder"), Tim Miller, Director, Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, Knight Piésold Pty Ltd. ("Knight Piésold"), each of whom is a "Qualified Person" as such term is defined in National Instrument 43-101 — *Standards of Disclosure for Mineral Projects* ("National Instrument 43-101"). Ausenco was generally responsible for the processing plant and infrastructure and metallurgy, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report and under the heading "Economic Analysis" below. Information in this section arising subsequent to the date of the Technical Report, if any, regarding the development of the Lumwana Project is provided by Equinox management. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

The Lumwana Bankable Feasibility Study ("BFS") was completed in October 2003, following an intensive two-year program by Equinox Resources and the Definitive Feasibility Study ("DFS") was completed in October 2005. Equinox has commenced development of the Lumwana Project and expects commercial production to commence in 2008. Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation ("Phelps Dodge") on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49% interest in the Lumwana Project. Equinox entered into an agreement to acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an option to acquire for a payment of $12.8 million on the commencement of commercial production.

Figure 1 below shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township (Lumwana Estate).

Figure 1 — Lumwana Project — Proposed Layout Drawing



MALUNDWE
MAIN PIT
WASTE DUMP
DIVERSION CHANNEL
PROCESS PLANT
LUMWANA ESTATE (TOWN)
CONSTRUCTION CAMP
MALUNDWE SOUTH EAST PIT
DIVERSION CHANNEL
ADMINISTRATION OFFICES
PROCESS PLANT ROAD
KILOMETRES
WASTE DUMP
CHIMIWUNGO PIT
WASTE DUMP

Mineral Reserves and Resources

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 358.2 million tonnes ("Mt") averaging 0.76% copper and an additional inferred resource of 564.4 Mt averaging 0.63% copper, at a cut-off grade of 0.20% classified in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition), as prescribed by National Instrument 43-101 and reconciled to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves.

Two development scenarios are described in this prospectus and in the Technical Report: (i) the "Base Case" uses a mining schedule which includes only Measured and Indicated Resources mined over an 11 year mine life, and (ii) the "Development Case" which contemplates ore currently classified as 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37-year mine life. The Development Case reflects the outcome of a 2006 infill drilling program which was conducted to convert some "inferred" resources to "indicated" resources and

which led to the redesign of the Lumwana pits based on an assumed copper price of $1.20/lb. Based on these drilling results and the Development Case mining plan, the Lumwana mine life has been extended from 18 to 37 years (including the mining of the Inferred Resources referred to above).

Although the mine design and scheduling which led to the formulation of the Development Case were aimed at extending the mine life and did not attempt to schedule the mining of the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable Reserves for the first 16 years. However, this 16 year mining schedule contemplates the mining of a portion of the Inferred Resources from year 12 onwards. Consequently, in order to comply with National Instrument 43-101 requirement that the Company provide an economic analysis of the Lumwana Project using only Proven and Probable Mineral Reserves, the Base Case only includes the first 11 years of that 16 year mining schedule.

This assessment confirms within the Development Case designed pits a proven and probable sulphide reserve of 321.3 Mt averaging 0.73% copper and 417.2 Mt of inferred sulphide resources at 0.60% copper; and proven and probable oxide reserves of 9.6 Mt averaging 0.69% copper and 3.6 Mt of inferred oxide resources at 0.42% copper. Approximately 39% of the sulphide mineral reserves and 54% of the oxide mineral reserves are proven reserves. The current mining schedule in the Development Case plans to mine at a production rate of 20 Mt of copper ore per year providing a 37-year mine life. The copper ore will be processed on site to produce a concentrate for treatment at third party smelters. These revised resources and reserves are described below and in the Technical Report.

Work conducted to date includes geology and resource estimation, the proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, the infrastructure required to support the facilities, the proposed water and waste management system, the environmental considerations and studies, the financial analysis and the proposed project implementation plan.

The Technical Report indicates that, for the Base Case model, Lumwana will produce an average of approximately 153,500 tonnes of copper per year over the 11-year mine life at an overall average cash cost of $0.80 per pound of copper.

Table 1 — Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Table 2 — Sulphide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	**121.1**	**0.89**
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	**200.2**	**0.62**
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 3 — Oxide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	**9.6**	**0.69**
Inferred Resource	3.6	0.42

Table 4 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule for the Base Case. It also shows the percentage of Measured and Indicated Mineral Resource.

Table 4 — Mine Production and Mill Feed Schedule for Sulphide Ore (Base Case)

Year	Waste Tonnes	Ore Mined		Waste to Ore Ratio	Mill Tonnes	Feed Cu
		Tonnes	Cu			
	(Mt)	(Mt)	(%)	(t:t)	(Mt)	(%)
2007	11	1	0.93	21.3	0	0.00
2008	71	11	1.27	6.5	9	1.28
2009	124	20	0.99	6.2	20	0.99
2010	106	20	1.03	5.3	20	1.03
2011	100	20	0.84	5.0	20	0.84
2012	116	20	0.74	5.8	20	0.81
2013	100	20	0.82	5.0	20	0.82
2014	109	20	0.72	5.5	20	0.72
2015	102	20	0.76	5.1	20	0.76
2016	51	20	0.69	2.5	20	0.69
2017	41	20	0.67	2.0	20	0.67
2018	31	20	0.78	1.5	20	0.78
2019	16	10	0.66	1.6	12	0.65
Total	**977**	**222**	**0.82**	**4.4**	**222**	**0.82**

This mine plan gives an average strip ratio of 4.4:1.

Total high grade and low grade ore mined under the Development Case totals 691 Mt and 51 Mt, respectively, at an average copper grade of 0.68% and 0.29% with mill feed continuing at a rate of 20 Mt/a until 2045. The low grade sulphide ore is stockpiled and processed later in the Lumwana Project's life. For the Development Case, the average strip ratio is 4.2:1.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 10.6 Mt at 0.65% Cu for the Base Case and 15.3 Mt at 0.52% Cu for the Development Case.

The high grade uranium ore, which is included in the waste schedule above, will be stockpiled for possible future processing.

Table 5 summarizes the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes for the Base Case.

Table 5 — Summary of Lumwana Project Final Product Production (Base Case)

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	234	107
2009	467	180
2010	426	193
2011	338	158
2012	461	151
2013	407	153
2014	455	135
2015	449	142
2016	444	130
2017	441	124
2018	452	146
2019	268	70
Total	**4,842**	**1,688**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The figures for copper from smelting of concentrate are those that Equinox would be credited for (i.e. smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized in Section 23.4 of the Technical Report).

Total projected production of copper concentrate under the Development Case totals 14,183 dkt while copper from smelting of concentrate is 4,502 kt.

Capital and Operating Cost Estimates

Capital Cost Estimates

The capital costs shown in Table 6 below are divided into pre-production and deferred costs incurred over the life of mine based on the Base Case. Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs. The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (such as light vehicles, motors, gearboxes and similar equipment) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 6 — Consolidated Capital Cost Estimate (Base Case) ($ millions)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip)[(1)]	66.7	0.0	66.7
Miscellaneous Mining Equipment[(1)]	18.2	23.0	41.2
Processing Plant			
Mobile Equipment[(1)]	2.7	2.9	5.5
Process Plant — EPC[(2)]	357.4	8.6	366.0
Infrastructure & Development Contributions[(1)]	2.4	0.0	2.4
First Fill[(1)]	14.8	5.1	19.8
Sustaining Capital[(1)]	0.0	21.7	21.7
General			
Tailings & Water Storage Facilities[(3)]	18.7	43.9	62.6
General — Administration[(1)]	30.1	12.5	42.6
Total Direct Costs	**510.8**	**117.6**	**628.4**
Mining Fleet[(1),(4)]	165.4	4.2	169.6
Total Including Mining Fleet	**676.2**	**121.8**	**798.0**
Contingency[(1),(5)]	35.6	0.0	35.6
Total including Mining Fleet & Contingency	**711.8**	**121.8**	**833.6**
Exploration[(1)]	2.9	4.9	7.8
Rehabilitation (end of mine life)	0.0	5.2	5.2
Total Capital (Including Exploration Costs)	**714.7**	**131.9**	**846.6**

Notes:

(1) Developed by Equinox.

(2) Developed by ABJV (defined below). This includes the process plant ($372.6 million) and the EPC (defined below) fee ($35.0 million) totalling $407.6 million. As indicated in the Technical Report, to September 30, 2006, $41.6 million of the $372.6 million for the process plant has been spent (as advised by Equinox), leaving $331.0 million to be spent. As of December 31, 2006, Equinox has spent an additional $66.7 million of that $366.0 million.

(3) Developed by Knight Piésold.

(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement. See "Development Plan".

(5) This contingency is in addition to the contingency incorporated in the EPC contract.

The capital cost estimate for the Development Case includes an additional $385 million as deferred capital over the life the project.

Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure for the Base Case and are summarized in Table 7 below.

The overall operating costs include the following:

- Mining operating costs;
- Process plant operating costs;
- Administration costs;
- Off site smelting and refining costs; and
- Product realization costs including transportation, marketing and insurance costs.

Table 7 — Operating Cost Estimate (Base Case)

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	($/lb)
2008	47	19	10	47	29	152	0.642
2009	97	42	19	85	58	301	0.758
2010	84	45	15	85	51	280	0.659
2011	83	45	16	69	40	253	0.727
2012	92	44	16	77	56	286	0.856
2013	88	46	17	73	48	273	0.811
2014	93	46	19	72	54	284	0.954
2015	91	46	19	73	53	283	0.904
2016	64	46	18	70	52	250	0.876
2017	54	46	17	68	52	238	0.869
2018	47	46	16	75	55	238	0.741
2019	19	29	10	40	32	130	0.840
Total/Avg	**859**	**502**	**191**	**832**	**581**	**2,966**	**0.797**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The above table excludes royalties payable to the Zambian Government and Phelps Dodge, and a corporate office cost, however, these costs are included in the economic analysis.

(3) The above table is based upon a copper price of $1.30/lb.

The life of project average total operating costs for the Development Case is estimated to be $0.90/lb of copper produced.

Economic Analysis

The economic analysis set out below is based on the Base Case and is provided in order to comply with the requirements of National Instrument 43-101, which preclude the disclosure of an economic evaluation which includes Inferred Resources. The Company intends to develop the Lumwana Project in accordance with the Development Case, which it believes is the optimal approach and realistic given the Company's historic and anticipated conversion of Inferred Resources to Indicated Resources. The Company further believes that the Development Case will generate significantly higher net cash flows and pre- and post-tax NPVs than those indicated in the Base Case.

The key financial parameters for the Base Case development scenario were developed by IRF at copper price of $1.30 per pound (in 2006 dollars). The current copper price is considerably higher than $1.30 per pound. As a result, the key financial parameters were also determined at $1.88 per pound (in 2006 dollars), which is the three year trailing average price of copper at the time of the Technical Report in line with the U.S. Securities and Exchange Commission requirements, to show the impact of a higher copper price. As noted in Table 8 below, the economic evaluation utilizes the mining schedule shown in Table 4 and production schedule in Table 5. The Base Case utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years, however this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

Table 8 — Lumwana Project — Key Financial Parameters (Base Case)

Element	Units	Copper Price $1.30/lb	Copper Price $1.88/lb
Summary of Financials			
Pre-tax IRR[1] (real)	%	16.5	39.0
Pre-tax NPV[2] (0% real)	$ M	945	2,850
Pre-tax NPV (8% real)	$ M	316	1,428
Pre-tax NPV (10% real)	$ M	220	1,207
Post-tax IRR (real)	%	14.4	34.3
Post-tax NPV (0% real)	$ M	732	2,161
Post-tax NPV (8% real)	$ M	215	1,060
Post-tax NPV (10% real)	$ M	135	887
Net Cash Flow Before Capital and Tax	$ M	1,792	3,697
Net Cash Flow After Capital and Before Tax	$ M	945	2,850
Average Cash Cost — First 5 Years	¢/lb Cu	73.8	79.7
Average Cash Cost — Life of Mine	¢/lb Cu	79.8	85.7
Pre-Production Capex	$ M	511	511
Pre-production Mining Fleet	$ M	165	165
Pre-production Contingencies and Exploration	$ M	39	39
Deferred Capex	$ M	132	132
Total Project Capex	$ M	847	847
Payback Period	years	3.5	1.6
Copper Produced from Smelting	kt	1,688	1,688
Copper Price (2006$)	$/lb	1.30	1.88

Notes:

(1) Internal rate of return.

(2) Net present value.

The NPVs and IRRs of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year real.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Lumwana Project and carried forward tax deductions from past expenditure on the Lumwana Project as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

Based on the Development Case, copper produced from the smelting of concentrate would total 4,502 kt over the life of the project, providing net cash flow after capital and before tax of $2,510 million (at $1.30/lb Cu) and $7,540 million (at $1.88/lb Cu).

Pre- and post-tax NPV's for the Development Case, at an 8% discount, are $490 million and $345 million (at $1.30/lb Cu) and $2,070 million and $1,540 million (at $1.88/lb Cu). Given the historic conversion of Inferred Resources to Indicated Resources following definition drill programs, Equinox feels that the Development Case is realistic given the plan to continue resource definition drilling as the mine develops.

The economic evaluation of the Mineral Resources and Reserves in the Development Case of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

Development Plan

The joint venture of Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd ("ABJV") was awarded the contract for the implementation phase of the Lumwana Project in January 2006, to provide a lump sum price for construction of the processing facility which is under construction in the North Western province of Zambia. The final fixed-price EPC contract was signed on October 13, 2006 for a total price of approximately $407.6 million, inclusive of funds spent to signing. Commissioning is expected to occur in the second quarter of 2008.

In 2006, an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program and the redesign of the Lumwana Project pits at a copper price of $1.20 per pound, the Lumwana Project mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

On December 1, 2006, Equinox signed the Lumwana Project Debt Facility. Project construction commenced during the fourth quarter of 2005. To date, construction activity highlights include the following:

- Assembly of the initial Hitachi Diesel/AC-drive haul trucks with the components for the first five 240 t trucks delivered to site. Tires, to be supplied under a long-term supply and management contract, also began arriving on site late in the fourth quarter of 2006;
- Construction of the main embankment wall for the water storage facility has reached the critical elevation required for water storage build up and water flow through the diversion channel;
- Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
- Clearing and topsoil stripping has commenced for the stage I pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007; and
- The first mass concrete pour took place in December. 2006 with approximately 700 tonnes of concrete poured on a successful continuous basis completing the initial floor of the SAG/ball mill and primary crusher foundations.

The construction schedule remains on target, with commissioning of the mine scheduled to take place during the second quarter of 2008. Debt drawdown from the Lumwana Project Debt Facility is expected to commence during the second quarter of 2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion which are expected to be satisfied by completion of the Offering, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years (of which offtake for approximately 55% has been agreed with Chambishi Copper Smelter Limited). Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents, Equinox will hedge up to 30% of the initial three years of production.

Lumwana uranium Mineral Resources and metallurgical testwork is described in the Technical Report. This uranium assessment was conducted as part of the BFS completed in 2003. The Company intends to revise the BFS and update capital and operating costs in a new Lumwana Uranium Feasibility Study.

CONSOLIDATED CAPITALIZATION

Since December 31, 2005, Equinox issued (a) 22,153,125 common shares pursuant to an over-allotment option granted in connection with the Company's public offering on December 20, 2005; (b) 9,227,777 common shares under a private placement completed on April 3, 2006; (c) 10,833,980 common shares under a private placement completed on June 30, 2006; (d) 75,000,000 common shares under the Company's public offering completed on

September 20, 2006 (the "September 2006 Offering"); (e) 2,713,341 common shares under a private placement completed on December 8, 2006 and (f) 2,950,212 common shares under a private placement completed on January 9, 2007. There have been no other material changes in the Company's share or loan capital, on a consolidated basis, since December 31, 2005. The following table sets forth the consolidated capitalization of Equinox as at the dates indicated before and after giving effect to the Offering. This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this prospectus.

	Outstanding as at December 31, 2005	Outstanding as at September 30, 2006	Outstanding as at September 30, 2006 after giving effect to this Offering[1]
Long Term Debt[2]	$ 8,291,150	$ 8,881,600	$ 8,881,600
Shareholders' Equity			
Common Shares	$ 162,940,552	$ 298,547,148	$ 467,238,343[3]
(authorized: unlimited)	(317,113,253 shares)	(434,340,467 shares)	(539,965,467 shares)[4][5][6]
Warrants	$ 0	$ 0	$ 11,833,611
	(0 warrants)	(0 warrants)	(26,406,250 warrants)
Retained Earnings (Deficit)	$ (18,691,808)	$ (33,406,681)	$ (33,406,681)
Contributed Surplus	$ 3,076,695	$ 18,095,550	$ 18,095,550
Cumulative Translation Adjustments	$ (12,341)	$ (12,341)	$ (12,341)
TOTAL CAPITALIZATION	$ 155,604,248	$ 292,105,276	$ 472,630,082

Notes:

(1) Canadian dollar proceeds of the Offering have been converted into US dollars at the noon exchange rate on September 29, 2006, the business day immediately preceding Saturday, September 30, 2006 as reported by the Bank of Canada which was Cdn$1.00 equals US$0.8966.

(2) The Euro based concessional loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(3) After deducting Underwriters' Fee (defined below) of $8,523,304 and the expenses of the Offering which are estimated at $358,640, and assuming the Over-Allotment Option is exercised in full solely by the purchase of Additional Units.

(4) Does not include shares issuable under Equinox's Stock Option Plan and the Chairman's option plan, and 1,154,999 common shares issued in December 2006 pursuant to the exercise of options granted under the Stock Option Plan. The Company is permitted under the option plans to issue up to 10% of the issued capital, although as at September 30, 2006 only 7% was issued.

(5) Does not include 2,713,341 common shares issued on December 8, 2006 to the EIB in connection with the execution of the EIB Subordinated Debt Facility.

(6) Does not include 2,950,212 common shares issued on January 9, 2007 to Ausenco and Bateman, the EPC contractors, in connection with the execution of the EPC contract.

USE OF PROCEEDS

Excluding expenses of the Offering, the estimated net proceeds received by Equinox from this Offering will be approximately Cdn$176,675,000 ($152,311,500) (or Cdn$201,743,750 ($173,923,300) if the Over-Allotment Option is exercised in full). Equinox intends to use the net proceeds of the Offering as follows:

	$ Millions
Development Costs of the Lumwana Project (including village, hedging and interest and debt service costs prior to commissioning)	$ 135.0
Uranium Feasibility Study	$ 6.0
Exploration Costs	$ 5.0
General Working Capital	$ 5.9
Expenses of the Offering	$ 0.4
TOTAL:	$ 152.3

Although Equinox intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in Equinox's mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

Under an agreement dated February 20, 2007 (the "Underwriting Agreement") between Equinox and the Underwriters, Equinox has agreed to sell and the Underwriters have agreed to purchase on the Closing Date (as defined herein) the Units at a price of Cdn$2.00 per Unit for an aggregate consideration of Cdn$185,000,000, payable in cash against delivery of certificates representing the Common Shares and Warrants comprising the Units. The TSX has conditionally approved the listing of the Common Share and Warrants to be distributed pursuant to the Offering. Listing will be subject to Equinox fulfilling all of the listing requirements of the TSX on or before May 22, 2007. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement. The Offering Price per Unit was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, Equinox has agreed to pay a commission to the Underwriters (the "Underwriters' Fee") equal to 4.5% of the gross proceeds of the Offering. In connection with the distribution of the Units, the Underwriters may engage in market stabilization activities.

Subscriptions for Units offered hereunder will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on March 6, 2007 or such other date as the Company and the Underwriters shall agree (the "Closing Date"), but no later than March 20, 2007, and that certificates representing the Common Shares and Warrants comprising the Units will be issued on the Closing Date.

Equinox has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the Closing Date, to purchase up to a total of 13,125,000 additional Units on the same terms as set out above solely to cover over-allotments, if any, made by Underwriters in connection with this Offering and for market stabilization purposes. The Underwriters can elect to exercise the Over-Allotment Option to purchase Units only or Warrants only, or any combination of Units and Warrants so long as the aggregate number of Common Shares and Warrants which may be issued upon the exercise of the Over-Allotment Option does not exceed 13,125,000 Common Shares and 3,281,250 Warrants. The purchase price for one Unit under the Over-Allotment Option is Cdn$2.00 and the purchase price for each whole Warrant is Cdn$0.52. The Underwriters will be entitled to receive a fee of 4.5% of the aggregate proceeds of the Over-Allotment Option. The prospectus qualifies for distribution the Over-Allotment Option and the distribution of the Additional Units and Additional Warrants to be issuable by the Company upon the exercise of the Over-Allotment Option. References to Units herein shall include the Additional Units. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fee and net proceeds to Equinox in respect of the Over-Allotment Option will be Cdn$26,250,000, Cdn$1,181,250 and Cdn$25,068,750, respectively.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated, bid for or purchase Equinox common shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Equinox common shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

None of the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been or will be registered under the 1933 Act, or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Units may not be offered or sold within the United States or to, for the account of benefit of any "U.S. person" as such term is defined in Regulation S under the 1933 Act, except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the 1933 Act.

Equinox has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

Equinox has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Equinox common shares or securities convertible into, exchangeable for or otherwise exercisable into Equinox common shares for a period of 60 days following the Closing Date without the prior written consent of the Underwriters, other than (i) the Common Shares offered pursuant to this short form prospectus; (ii) options and common shares issued pursuant to the Company's stock option plan; (iii) in connection with acquisitions; (iv) any project finance requirements; and (v) under any existing agreement or instruments already entered into, issued or authorized by the Company.

DESCRIPTION OF SHARE CAPITAL

Equinox is authorized to issue an unlimited number of common shares. As at February 26, 2007, Equinox had 441,159,019 common shares (including common shares represented by Equinox CDIs) issued and outstanding in aggregate.

Description of Common Shares

The holders of Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System ("CHESS") in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd. ("CDN"), a wholly-owned subsidiary of ASX. The main difference between holding Equinox CDIs and common shares is that the holder of Equinox CDIs has beneficial ownership of the underlying common shares

instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and to receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holders of the Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Offering consists of 92,500,000 Units, each Unit comprised of one Common Share and one-quarter of one Warrant and, in addition up to 13,125,000 Common Shares and 3,281,250 Warrants may be issued under the Over-Allotment Option. (See "Description of Share Capital — Description of Common Shares"). Modifications to the rights, privileges, restrictions and conditions attached to the Common Shares (including the creation of another class of shares that ranks prior to or on a parity with the Common Shares) requires an affirmative vote of not less than two thirds of the votes cast at a meeting of the holders of common shares of the Company.

Warrants

The Warrants will be issued in registered form pursuant to, and will be governed by, the terms of a warrant indenture (the "Warrant Indenture") to be entered into between the Company and CIBC Mellon Trust Company (the "Warrant Agent"). The Company will designate the principal transfer office of the Warrant Agent in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of Cdn$2.30 per Common Share for a period of 14 months following the date of closing of the Offering, at which time the Warrants will become null and void. The exercise price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustments to the number of the Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants);

(ii) the subdivision, redivision or change of Common Shares into a greater number of shares;

(iii) the consolidation, reduction or combination of Common Shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of Common Shares, of shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares (other than an issuance referred to in (iv) above), of evidences of indebtedness or cash, securities or any property or other assets (other than an issuance or distribution of a dividend paid in the ordinary course).

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security upon the occurrence of the following additional events: (i) the reclassification of the Common Shares; (ii) the consolidation, amalgamation, arrangement pursuant to a plan of arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of Common Shares into other shares); or (iii) the transfer of any of the Company's undertaking or assets as an entirety or substantially as an entirety to another Company or other entity.

No adjustment in the exercise price or the number of Common Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of the exercise price by at least 1%.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Pursuant to the terms of the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, any or all of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide that the Company and the Warrant Agent, without the consent of the holders of Warrants, may from time to time amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of holders of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of holders of Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

None of the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been or will be registered under the 1933 Act. The Warrants may not be transferred except (i) to the Company or (ii) outside of the United States in accordance with Rule 904 of Regulation S under the 1933 Act and the Warrants may not be exercised by any U.S. Person or any person within the United States except in certain transactions

exempt from the registration requirements of the 1933 Act. Terms in this paragraph have the meanings given to them in Regulation S under the 1933 Act. See "Plan of Distribution".

The foregoing is a summary only of the terms of the Warrants and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to Equinox, and Heenan Blaikie LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a prospective purchaser of Common Shares and Warrants, comprising the Units to be issued pursuant to this Offering and the Common Shares issuable on the exercise of the Warrants.

This summary is applicable only to a purchaser who, at all relevant times, is resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with Equinox, and who will acquire and hold such Common Shares and Warrants as capital property (a "Holder"), all within the meaning of the Tax Act. Any Common Shares and Warrants generally will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Subsection 39(4) of the Tax Act does not apply to deem the Warrants to be capital property.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market rules, to a Holder an interest in which is a "tax shelter investment" or to a Holder that is a "specified financial institution", all as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies and assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder to acquire Common Shares or Warrants. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

In acquiring Units, Holders will be acquiring ownership of the Common Shares and Warrants represented by such Units. The Common Shares and Warrants represented by Units are separate properties and accordingly, Holders will be required to allocate the purchase price paid for each Unit between the Common Share and one-quarter of one Warrants on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate Cdn$1.87 of the issue price of each Unit as consideration for the issue of each Common Share and Cdn$0.13 for the issue of each one-quarter of a Warrant. Although the Company believes such

allocation is reasonable, such allocation will not be binding on the CRA and counsel express no opinion as to such allocation. A successful challenge of such allocation by the CRA will affect the adjusted cost base of the Common Shares and the Warrants.

Common Shares

Dividends received or deemed to be received on a Holder's Common Shares will be included in the Holder's income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules applicable to taxable dividends received from a taxable Canadian corporation will apply to dividends received by a Holder who is an individual. An enhanced gross-up and tax credit is available on "eligible dividends" paid after December 31, 2005 by a corporation resident in Canada and that have been designated by the corporation as "eligible dividends". Dividends received by a Holder which is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on such dividends.

A disposition or deemed disposition of a Common Share (other than to the Company) will generally result in the Holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the Holder's adjusted cost base of the Common Share and any reasonable costs related to the disposition. See "— Capital Gains and Capital Losses", below. In the case of a Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Tax Act in this regard. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns Common Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Exercise or Expiry of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant. The Holder's cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the Holder's adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The Holder's adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of those Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holder's adjusted cost base of such Warrant. See "— Capital Gains and Capital Losses".

Disposition of Warrants

A Holder who disposes of or is deemed to have disposed of a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Warrant and any reasonable expenses associated with the disposition. See "— Capital Gains and Capital Losses".

Capital Gains and Capital Losses

A Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A Holder that is a Canadian-controlled private corporation for purposes of the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Holder that is an individual or a trust, other than certain specified trusts, that receives or is deemed to receive taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may realize an increase in the Holder's liability for alternative minimum tax.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Lumwana Project at Development Stage

The Lumwana Project is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Lumwana Project will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such

estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. Although Equinox has entered into the final fixed-price EPC contract with ABJV which fixed a total price of approximately $407.6 million for certain costs associated with the implementation phase of the Lumwana Project, there is no assurance that the trend of capital and operating cost escalation in respect of other costs associated with the development and operation of the Lumwana Project will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, unless Equinox recovers cobalt (which is not included in the current development plan). Should Equinox decide, subject to a positive feasibility study, to develop the uranium resources at Lumwana, such uranium development would be dependent on uranium prices. Metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper, other base and precious metals, and uranium has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. Although Equinox has entered into a concentrate off-take agreement for five years with Chambishi Copper Smelter Limited in Zambia for approximately 55% of the copper concentrates to be produced by the Lumwana Project during the initial five

years of production, there is no guarantee that the Company will be able to negotiate additional off-take contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for the majority of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project, some of which it has obtained as described under "The Company — Financing Activities". The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company may require additional financing from external sources to meet such requirements. The Company expects to satisfy the initial capital requirements for the Lumwana Project with a portion of the proceeds from this Offering and through access to the Lumwana Project Debt Facility. However, the Company's ability to make drawdowns under the Lumwana Project Debt Facility is subject to a number of conditions precedent some of which have not yet been satisfied, including: (i) the provision of sufficient equity funds for project completion, which shall be satisfied upon the completion of the Offering; (ii) the commitment to provide village housing for Equinox employees; (iii) the implementation of a hedging strategy; (iv) the commitment to deliver concentrate off-take arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years; and (v) the certificate to the lenders that development targets under the Base Case have been met. If the Lumwana Project Debt Facility is not available to the Company because of the failure to satisfy one or more of these conditions and the Company fails to arrange the required level of debt financing from other lenders, there can be no guarantee that it will be able to raise all of the funds necessary to meet the capital requirements of the Lumwana Project through other means. In addition, there can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain requirement financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be

unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, export licenses, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights, interests and agreements of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, agreements, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations, agreements and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions,

international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in the Equinox AIF in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 16 years based only on Measured and Indicated Resources (the Development Case) and 11 years based only on Proven and Probable Reserves (the Base Case).

Commodity Hedging

Equinox has a policy to hedge future metal sales as part of project financing. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Human Resources

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The development of the Lumwana Project will require a major expansion of the Equinox development and operating teams. There is no assurance that the Company will be able to attract and retain personnel in the development and operating teams. This may be more difficult in light of the shortages of labour in the mining industry in general.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

No Market for the Warrants

There is currently no market through which the Warrants may be sold, and there can be no assurance that such a market will develop. As a result, purchasers may not be able to resell Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. A power line has been completed from the Copperbelt to Solwezi, and this power line is being extended to Lumwana, this infrastructure is imperative for the success of the Project. Although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents the majority of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is

possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this short form prospectus based upon the Technical Report prepared by Ausenco, Golder, IRF and Knight Piésold and their respective employees. The Technical Report provides an independent technical review of the mineral resources, reserves, and development of the Lumwana Project. The Technical Report was prepared by Michael Davis, Process Manager, Ausenco, Ross Bertinshaw, Principal, Golder, Tim Miller, Director, IRF and Robert Hanbury, Associate Director, Knight Piésold, all of whom are "Qualified Persons" as such term is defined in National Instrument 43-101. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

Certain legal matters in connection with this distribution have been passed upon on behalf of Equinox by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Heenan Blaikie LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of Equinox.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Equinox are PricewaterhouseCoopers LLP, independent chartered accountants, located at Suite 3000, Royal Trust Tower, 77 King Street West, Toronto, Ontario M5K 1G8.

Equinox's registrar and transfer agent for its common shares is, and for its Warrants will be, CIBC Mellon Trust Company at its principal offices in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth Australia.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Equinox Minerals Limited (the "Company") dated February 27, 2007 relating to the issue and sale of units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. Our report is dated February 28, 2006.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Toronto, Canada,

February 27, 2007

CERTIFICATE OF THE COMPANY

Dated: February 27, 2007.

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CRAIG R. WILLIAMS
President and Chief Executive Officer

(Signed) MICHAEL J. KLESSENS
Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID V. MOSHER
Director

(Signed) BRIAN W. PENNY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 27, 2007.

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SPROTT SECURITIES INC.	CIBC WORLD MARKETS INC.
By: (Signed) PETER GROSSKOPF	By: (Signed) RICK MCCREARY
GMP SECURITIES L.P.	DUNDEE SECURITIES CORPORATION
By: (Signed) MARK WELLINGS	By: (Signed) BRETT WHALEN
PARADIGM CAPITAL INC.	RAYMOND JAMES LTD.
By: (Signed) ANDREW PARTINGTON	By: (Signed) DAVID GREIFENBERGER
RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
By: (Signed) LANCE RISHOR	By: (Signed) EWAN MASON

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL C. TRUDEAU

EQUINOX
MINERALS LIMITED

EQUINOX MINERALS LIMITED

March 6, 2007

Equinox Closes Equity Offering
Deal Raises Gross Proceeds of Cdn$211.25 million (Aus$232.2 million)

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX: EQN) (ASX: EQN) (the "Company") is pleased to announce today that it has closed its equity offering previously announced on February 16, 2007 and February 19, 2007, including the exercise of the over-allotment option, and issued a total of 105.625 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of Cdn$211.25 million (Aus$232.20 million) (the "Offering").

Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc.

The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

The Company will also use funds to undertake a feasibility study on the treatment of the Lumwana uranium ore, the funding of ongoing exploration for both copper and uranium in Zambia and general working capital purposes.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

The Units offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com

Or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Cautionary Language and Forward Looking Statements

This press release contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

March 6, 2007

Item 3 News Release

A news release in respect of the material change was issued on March 6, 2007 through the facilities of CCNMatthews and subsequently filed on SEDAR and is attached hereto as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited ("Equinox") announced that it had closed its Canadian public offering as announced on February 16, 2007 and February 19, 2007, including the exercise of the over-allotment option. The offering consisted of the issue of 105,625,000 units of Equinox (the "Units") at a price of Cdn$2.00 per Unit for total gross proceeds of Cdn$211,250,000 (Aus$232,200,000), pursuant to a final short form prospectus dated February 27, 2007 filed with the securities regulators in all of the provinces and territories of Canada. Each Unit consists of one common share and one-quarter of a share purchase warrant and each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following the closing of the offering.

Item 5 Full Description of Material Change

Equinox Minerals Limited ("Equinox") announced that it had successfully closed its Canadian public offering as announced on February 16, 2007 and February 19, 2007, including the exercise of the over-allotment option. The offering consisted of the issue of 105,625,000 units of Equinox (the "Units") at a price of Cdn$2.00 per Unit for total gross proceeds of Cdn$211,250,000 (Aus$232,200,000), pursuant to a final short form prospectus dated February 27, 2007 filed with the securities regulators in all of the provinces and territories of Canada. Each Unit consists of one common share and one-quarter of a share purchase warrant and each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following the closing of the offering.

A syndicate co-led by Sprott Securities Inc. and CIBC World Markets Inc. and including Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. acted as underwriters in connection with the equity offering.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

March 8, 2007

Schedule A

EQUINOX MINERALS LIMITED

ARBN 108 066 986

March 6, 2007

Equinox Closes Equity Offering
Deal Raises Gross Proceeds of Cdn$211.25 million (Aus$232.2 million)

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX: EQN) (ASX: EQN) (the "Company") is pleased to announce today that it has closed its equity offering previously announced on February 16, 2007 and February 19, 2007, including the exercise of the over-allotment option, and issued a total of 105.625 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of Cdn$211.25 million (Aus$232.20 million) (the "Offering").

Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc.

The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

The Company will also use funds to undertake a feasibility study on the treatment of the Lumwana uranium ore, the funding of ongoing exploration for both copper and uranium in Zambia and general working capital purposes.

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life and construction is on schedule for commissioning in Q2 2008.

The Units offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com

Or

Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Material Document
(March 13, 2007)

Execution Copy

EQUINOX MINERALS LIMITED

and

CIBC MELLON TRUST COMPANY

WARRANT INDENTURE

Providing for the Issue of
Common Share Purchase Warrants

Dated as of March 6, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

THIS WARRANT INDENTURE made as of March 6, 2007

B E T W E E N:

EQUINOX MINERALS LIMITED, a corporation existing under the laws of Canada and having its registered office in the City of Toronto, in the Province of Ontario

(hereinafter called the "Corporation"),

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and having an office in the City of Toronto, in the Province of Ontario

(hereinafter called the "Warrant Trustee")

WHEREAS the Corporation proposes to issue up to 26,406,250 common share purchase warrants ("Warrants"), each Warrant entitling the registered holder thereof to purchase one common share in the capital of the Corporation (subject to adjustment as herein provided) at the price and upon the terms and conditions herein set forth;

AND WHEREAS for such purpose the Corporation deems it necessary to create and issue Warrants constituted and issued in the manner hereinafter appearing;

AND WHEREAS the Warrants will be represented solely by Warrant Certificates issued hereunder;

AND WHEREAS all things necessary have been done and performed to make the Warrants and the Warrant Certificates (when certified by the Warrant Trustee and issued as provided for in this Indenture) legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the representations and statements of fact contained in the above recitals are those of the Corporation and not of the Warrant Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Affiliate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended or replaced from time to time;

(c) "Business Day" means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto or a day on which the office of the Warrant Trustee is closed;

(d) "Capital Reorganization" has the meaning attributed thereto in subsection 5.2(4);

(e) "Change of Control" means, with respect to the Corporation, the occurrence of any of the following events: (i) a take-over bid shall be made and consummated for the ownership of 20% or more of the outstanding voting securities of the Corporation; (ii) the Corporation shall be amalgamated, merged or consolidated with another corporation and as a result of such amalgamation, merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Corporation, other than Affiliates of any party to such amalgamation, merger or consolidation as the same shall have existing immediately prior to such amalgamation, merger or consolidation; (iii) the Corporation shall sell substantially all of its assets to another corporation which is not a wholly owned subsidiary; (iv) within any period of two consecutive years commencing on or after the Closing Date, individuals who at the beginning of such period constitute the Board of Directors of the Corporation cease for any reason to constitute a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the period; or (v) an amalgamation, merger, consolidation or similar transaction (regardless of whether the Corporation is a constituent corporation in such transaction and other than those transactions of the type referred to in clause (ii) above) with respect to which persons who were beneficial owners of voting securities immediately prior to such transaction own less than 50% of the voting securities (including securities of any successor corporation of the Corporation having the ordinary power to vote in the election of directors of such successor corporation) upon the consummation of such transaction.

(f) "Closing Date" means March 6, 2007;

(g) "Common Shares" means the common shares in the capital of the Corporation as such shares exist at the close of business on the date hereof and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Article 5 (whether or not such change shall result in an adjustment in the Exercise Price), the term "Common Shares" shall mean the shares, other securities or other property which a Warrantholder is entitled to purchase resulting from such change;

(h) "Common Share Reorganization" has the meaning attributed thereto in subsection 5.2(1);

(i) "Corporate Transaction" means a transaction resulting in a Change of Control;

(j) "Corporation" means Equinox Minerals Limited, a corporation existing under the laws of Canada, and its lawful successors from time to time;

(k) "Corporation's Auditors" means PricewaterhouseCoopers LLP, the firm of chartered accountants duly appointed as auditors of the Corporation or such other firm as may be duly appointed as auditors of the firm;

(l) "Counsel" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) acceptable to the Warrant Trustee and the Corporation;

(m) "Court" has the meaning attributed thereto in subsection 11.7(1);

(n) "Current Market Price" of a Common Share at any date means the price per share (denominated in Canadian dollars based, if necessary, on the noon rate of exchange as reported by the Bank of Canada) equal to the weighted average price at which the Common Shares have traded (i) on the TSX, or (ii) if the Common Shares are not traded on the TSX, on any other recognized exchange or market, or (iii) if the Common Shares are not traded on such recognized exchange or market, on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Common Shares are then trading or quoted. The weighted average price per Common Share shall be determined by dividing the aggregate sale price of all such shares sold on the TSX, the aforementioned over-the-counter market, recognized exchange or market, as the case may be, during the aforementioned 20 consecutive trading days by the total number of such shares so sold. If the Common Shares are not then traded on the TSX, in the over-the-counter market or on a recognized exchange or market, the Current Market Price of the Common Shares shall be the fair market value of the Common Shares as determined in good faith by the Board of Directors of the Corporation after

consultation with a nationally or internationally recognized investment dealer or investment banker;

(o) "Date of Issue" for a particular Warrant means the date on which the Warrant is actually issued by the Corporation;

(p) "Director" means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to "action by the Directors" means action by the Directors of the Corporation as a board, or whenever duly empowered, action by any committee of such board;

(q) "Dividend Paid in the Ordinary Course" means a dividend paid on the Common Shares in any fiscal year of the Corporation in cash, provided that the aggregate amount of such dividends does not in such fiscal year exceed 5% of the Exercise Price, and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the Board of Directors of the Corporation, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded;

(r) "Exercise Date" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 4;

(s) "Exercise Period" means the period commencing on the time of issue on the Date of Issue and ending at the Time of Expiry;

(t) "Exercise Price" means a price per Common Share of $2.30 unless such price shall have been adjusted in accordance with the provisions of Article 5, in which case it shall mean the adjusted price in effect at such time;

(u) "Extraordinary Resolution" has the meaning attributed thereto in Section 9.11;

(v) "Filing Jurisdiction" means the provincial jurisdiction in which a prospectus has been filed and receipted by the securities regulatory authority of such jurisdiction in order to qualify the distribution of Warrants or securities exercisable or convertible into Warrants;

(w) "Institutional Accredited Investor" means an investor meeting the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(x) "Offshore Transaction" means "offshore transactions" as that term is defined in Regulation S;

(y) "Person" means an individual, corporation, partnership, trust or any unincorporated organization;

(z) "Principal Office" means the office of the Corporation in Toronto, Ontario, at the address set forth in Section 14.1 or such other address in respect of which notice has been given to the Warrant Trustee pursuant to Section 14.1;

(aa) "Regulation D" means Regulation D adopted by the SEC under the 1933 Act;

(bb) "Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

(cc) "Rights Offering" has the meaning attributed thereto in subsection 5.2(2);

(dd) "Rights Period" has the meaning attributed thereto in subsection 5.2(2);

(ee) "SEC" means the United States Securities and Exchange Commission;

(ff) "Shareholder" means a holder of record of one or more Common Shares;

(gg) "Special Distribution" has the meaning attributed thereto in subsection 5.2(3);

(hh) "Subsidiary of the Corporation" means a corporation of which voting securities carrying a majority of the votes attached to all voting securities are held, directly or indirectly other than by way of security only, by or for the benefit of the Corporation, the Corporation and one or more subsidiaries thereof, or one or more subsidiaries of the Corporation; and, as used in this definition, voting securities means securities of a class or series or classes or series carrying a voting right to elect directors under all circumstances provided that, for the purposes hereof, securities which only carry the right to vote conditionally on the happening of an event shall not be considered voting securities whether or not such event shall have happened nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to securities of another class or series or classes or series by reason of the happening of such event;

(ii) "this Warrant Indenture", "this indenture", "herein", "hereby", and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", and "subsection" followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

(jj) "Time of Expiry" means 5:00 p.m. (Toronto time) on May 6, 2008;

(kk) "TSX" means the Toronto Stock Exchange;

(ll) "Underwriters" means, collectively, Sprott Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc.,

Raymond James Ltd., RBC Dominion Securities Inc., TD Securities Inc. and Laurentian Bank Securities Inc.;

(mm) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(nn) "Units" means the units, each consisting of one Common Share and one-quarter of one Warrant, offered pursuant to the Underwriting Agreement dated February 20, 2007 between the Corporation and the Underwriters;

(oo) "U.S. Person" means a U.S. person as that term is defined in Regulation S;

(pp) "Warrant Certificate" means the certificate evidencing the Warrants in the form of the certificate set forth in Article 13 of this Indenture;

(qq) "Warrant Trustee" means CIBC Mellon Trust Company, or its successors hereunder;

(rr) "Warrantholders" or "holders" without reference to Common Shares means the Persons who are holders of Warrant Certificates;

(ss) "Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 10% of the aggregate number of Common Shares which could be purchased pursuant to all Warrants then unexercised and outstanding, requesting the Warrant Trustee to take some action or proceeding specified therein; and

(tt) "written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" and any other document required to be signed by the Corporation mean, respectively, a written order, request, consent and certificate or other document signed in the name of the Corporation by any one of the Chief Executive Officer, the Chief Financial Officer, a Vice-President, the Secretary or the Treasurer of the Corporation, and may consist of one or more instruments so executed.

1.2 Number and Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3 Interpretation Not Affected by Headings, Etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

1.4 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Governing Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.6 Currency

Except as otherwise specified herein, all dollar amounts herein are expressed in lawful money of Canada.

1.7 Meaning of "Outstanding"

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or exercised pursuant to Article 4, provided that where a new Warrant Certificate has been issued pursuant to Section 2.3 hereof to replace one which has been mutilated, lost, destroyed or stolen, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8 Severability

In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9 Accounting Principles

Wherever in this Indenture reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles or "GAAP", such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.10 Statutory References

In this Indenture, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statue as now

enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

ARTICLE 2
ISSUE OF WARRANTS

2.1 Issue of Warrants

Up to 26,406,250 Warrants are hereby created and authorized to be issued and certificates evidencing such Warrants as have been issued shall be executed by the Corporation, certified by or on behalf of the Warrant Trustee upon the written order of the Corporation and delivered in accordance with this Article.

2.2 Form and Terms of Warrants

(1) Subject to subsection 2.2(2), each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase at his option one Common Share at any time during the Exercise Period at a price equal to the Exercise Price in effect on the Exercise Date.

(2) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price shall be adjusted in the events and in the manner specified in Article 5.

(3) Warrant Certificates shall be substantially in the form set out in Article 13, shall be dated as of the date hereof (regardless of their Date of Issue) and shall bear such legends and such distinguishing letters and numbers as the Corporation shall with the approval of the Warrant Trustee prescribe. Subject to subsection 2.2(4), Warrant Certificates shall be issuable in any denomination.

(4) No Warrant Certificate evidencing any fraction of a Warrant shall be issued or otherwise provided for, and no Person who purchases or holds a fraction of a Warrant shall be entitled to any cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant.

(5) The Warrant Certificates may be engraved, lithographed or printed (the expression "printed" including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation, with the approval of the Warrant Trustee, may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Article 5.

2.3 Issue in Substitution for Lost Warrant Certificates

(1) In case any Warrant Certificate shall be mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Trustee shall

certify and deliver, a new certificate of like tenor, and bearing the same legends, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new certificate pursuant to this Section shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Trustee in their sole discretion, acting reasonably, and such applicant shall also be required to furnish an indemnity in amount and form satisfactory to the Corporation and the Warrant Trustee to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto to the Corporation and the Warrant Trustee in connection therewith.

2.4 Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends or other distributions.

2.5 Warrants to Rank *Pari Passu*

All Warrants shall rank *pari passu*, whatever may be the respective Dates of Issue of the same.

2.6 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the Chief Executive Officer, Chief Financial Officer, a Vice-President, the Secretary or a Director of the Corporation. The signatures of such officer or Director may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer or Director. Notwithstanding that any of the Persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers or as a Director may no longer hold office at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation.

2.7 Certification by the Warrant Trustee

(1) No Warrant Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof or thereof until it has been certified by manual signature by or on

behalf of the Warrant Trustee substantially in the form of the certificate set out in Article 13, and such certification by the Warrant Trustee upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2) The certification of the Warrant Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Trustee as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Warrant Trustee shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor nor for any breach by the Corporation of its covenants herein, except as otherwise specified therein.

2.8 Legended Warrant Certificates

(1) The Warrant Trustee understands and acknowledges that the Warrants and Common Shares issuable upon exercise of the Warrants have not been, and will not be registered under the 1933 Act.

(2) Each Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

> THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

(3) Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend:

> THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND

"U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

(4) All Warrant Certificates originally issued shall bear the following legend:

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON MAY 6, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

2.9 Copy of Indenture

The Corporation shall, on the written request of the Warrantholder and on payment by the Warrantholder of a reasonable copying fee, provide the Warrantholder with a copy of this Indenture.

ARTICLE 3
EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES

3.1 Exchange of Warrant Certificates

(1) Warrant Certificates entitling Warrantholders to purchase any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Trustee, be exchanged for another Warrant Certificate or Warrant Certificates of like tenor and bearing the same legends entitling the holder thereof to purchase an equal aggregate number of Common Shares.

(2) Warrant Certificates may be exchanged only at the principal transfer office of the Warrant Trustee in the City of Toronto, Ontario or at any other place that is designated by the Corporation with the approval of the Warrant Trustee. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Trustee or its agents and cancelled. The Corporation shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Trustee.

(3) Except as otherwise herein provided, any Warrant Trustee shall charge the holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement of the Warrant Trustee or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

3.2 Transfer of Warrants

(1) Subject to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrant Certificates and the rights thereunder are transferable by the registered holder thereof, upon due completion and execution of the transfer form set out in Article 13 and compliance with the conditions prescribed hereunder. The Warrant Trustee

shall have no duty to ensure compliance by the Corporation or any Warrantholder with applicable securities laws on the transfer or exercise of any Warrant. The Warrant Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares issuable upon the exercise thereof provided such issue, exercise or transfer is effected in accordance with the terms of this Warrant Indenture.

(2) No transfer of a Warrant shall be valid unless made by the Warrantholder or its executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee, upon compliance with such reasonable requirements as the Warrant Trustee may prescribe, including, without limitation, the provision of a legal opinion to the Warrant Trustee to the effect that the securities laws of the applicable jurisdiction(s) (other than a Filing Jurisdiction) have been complied with in relation to the transfer of such Warrants, and unless such transfer shall have been duly entered on the register of transfers and/or noted on the Warrant Certificate. The signature of the registered Warrantholder must be guaranteed by a Canadian chartered bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program. The Warrant Trustee shall not be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, in respect of any Warrant and shall, on the written direction of the registered holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof, enter such transfer on the register of transfers and/or note such transfer on the Warrant Certificate within two Business Days of receipt of such direction.

(3) If a Warrant Certificate tendered for transfer bears the legend set forth in section 2.8(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and (A) the transfer is made to the Corporation or (B) a declaration to the effect set forth in Schedule "A" to this Warrant Indenture, or in such other form as the Corporation may from time to time prescribe, is delivered to the Warrant Agent. Any Warrant Certificate issued to a transferee in a transfer contemplated by subsection 3.2(3)(B) shall bear the legend as set forth in section 2.8(3).

(4) If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.8(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a certificate stating that, to the knowledge of the transferor, the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person. Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 3.2(4) shall bear the legend set forth in subsection 2.8(3).

(5) Any Warrant Certificate issued to a transferee in transfers contemplated by this Section 3.2 shall bear the appropriate legend as set forth in subsections 2.8(2), 2.8(3) or 2.8(4), as

the case may be, unless such legend is permitted to be removed under the terms and conditions of the legend set forth on the Warrant Certificate, or under applicable securities laws.

(6) The Warrant Trustee shall give notice to the Corporation of any transfer before it is made effective by the issuance of the Warrant Certificates.

3.3 Registration of Warrants

(1) The Corporation shall, at all times while any Warrants are outstanding, cause the Warrant Trustee and its agents to maintain a register in which will be entered in alphabetical order the names, latest known addresses of the Warrantholders and if available, facsimile numbers of the Warrantholders and particulars of the Warrants held by them, and a register of transfers in which shall be entered the particulars of all transfers of Warrants, such registers to be kept by and at the principal transfer office of the Warrant Trustee in the City of Toronto.

(2) At the office of the Warrant Trustee during normal business hours, the holder of a Warrant may have such Warrant transferred in accordance with such reasonable requirements as the Warrant Trustee may prescribe. The costs of any such transfer registration shall be borne by the Corporation for the ten day period following the date hereof, thereafter the costs of transfer of any Warrants shall be borne by the transferee.

(3) The registers referred to in this Section 3.3 shall at all reasonable times be open for inspection by the Corporation and by any Warrantholder. The Warrant Trustee, when requested in writing so to do by the Corporation, shall furnish the Corporation with a list of names and addresses of the Warrantholders showing the certificate numbers of such Warrant Certificates held by each Warrantholder.

3.4 Recognition of Registered Holder

(1) The Corporation and the Warrant Trustee may deem and treat the registered holder of any Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Corporation and the Warrant Trustee shall not be affected by any notice or knowledge to the contrary and, without limiting the foregoing, shall not be bound by notice of any trust or be required to see to the execution thereof. Subject to the provisions of this Indenture and applicable law, the registered holder of any Warrant Certificate shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such holder of the Common Shares obtainable pursuant thereto shall be a good discharge to the Corporation and the Warrant Trustee for the same and neither the Corporation nor the Warrant Trustee shall be bound to inquire into the title of any such holder, except where the issuer of such Warrants or the Warrant Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

(2) The person in whose name any Warrant shall be registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and shall be entitled to the rights, privileges and obligations contained in the Warrant Certificate and this Indenture.

3.5 Evidence of Ownership

(1) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Trustee stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Warrant Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrants during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrants so deposited.

(2) The Corporation and the Warrant Trustee may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person, the signature, as witness, of any officer of any trust company, bank or depositary satisfactory to the Warrant Trustee, the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the person signing acknowledged to him the execution thereof, or a statutory declaration of a witness of such execution.

3.6 Notices

Unless herein otherwise expressly provided, any notice to be given hereunder to the holders of Warrants shall be deemed to be validly given if such notice is given by personal delivery or first class mail to the attention of the holder at the registered address of the holder recorded in the registers maintained by the Warrant Trustee; provided that in the case of notice convening a meeting of the holders of Warrants, the Warrant Trustee may require such publication of such notice, in such city or cities, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day of delivery or 3 Business Days after mailing. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded. For greater certainty, all costs in connection with the giving of notices contemplated by this Section 3.6 shall be borne by the Corporation.

ARTICLE 4
EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants

(1) Subject to Section 4.8, the holder of any Warrant Certificate may exercise the right thereby conferred on him to purchase Common Shares by surrendering to the Warrant Trustee during the Exercise Period at its principal transfer office in the City of Toronto, Ontario or at any other place or places that may be designated by the Corporation with the approval of the Warrant Trustee:

(a) the Warrant Certificate, with a duly completed and executed subscription in the appropriate form set out in Article 13; and

(b) a certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Corporation at par in the City of Toronto, in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share subscribed for.

A Warrant Certificate with the duly completed and executed subscription form together with the payment aforesaid shall be deemed to be surrendered only upon personal delivery thereof to the Warrant Trustee at the office set forth above, or, if sent by mail or overnight courier, upon actual receipt thereof by the Warrant Trustee at its principal transfer office in the City of Toronto, Ontario.

(2) Any subscription referred to in this Section 4.1 shall be signed by the Warrantholder and shall specify:

(i) the number of Common Shares which the holder desires to purchase (being not more than those which he is entitled to purchase pursuant to the Warrant Certificate(s) surrendered);

(ii) the person or person in whose name or names the Common Shares are to be issued;

(iii) the address or addresses of such person or persons;

(iv) the number of Common Shares to be issued to each person if more than one person is specified, provided that the Warrantholder shall only be entitled to direct its entitlement to the Common Shares in a manner permitted by applicable securities legislation; and

(v) a completed transfer form if Common Shares to be issued to someone other than the Warrantholder.

(3) A Warrantholder exercising Warrants may direct that any or all of the Common Shares to be issued upon the exercise of the Warrants be registered in the name of "CHESS Depositary Nominees Pty Ltd." ("CHESS"). In such event, upon receipt of a duly completed and signed subscription form together with a duly completed and signed share application form in the form attached as Schedule "C" to this Indenture, the Warrant Trustee shall instruct the transfer agent of the Corporation to credit the CHESS account maintained by it on the Corporation's share register with the number of Common Shares specified in the subscription form and issue a notice to the Corporation confirming the number of Common Shares so credited which notice shall be accompanied by a copy of the share application form. Upon receipt of the notice, the Corporation shall send notice to the Advanced Share Registry in Australia advising it of the CHESS deposit and requesting that the appropriate number of "CHESS Depositary Interests" be issued to the exercising Warrantholder.

4.2 Effect of Exercise of Warrants

(1) Upon surrender and payment by the holder of any Warrant Certificate in accordance with Section 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the share registers maintained by the transfer agent shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such registers were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the registers remains within the control of the Warrant Trustee, the Corporation and the Warrant Trustee shall cause such registers to be open on Business Days.

(2) Within five Business Days during which the transfer registers of the Corporation shall have been open after the due exercise of a Warrant Certificate for Common Shares as aforesaid, the Corporation shall cause to be mailed to the Person or Persons in whose name or names the Common Shares so subscribed for have been issued, as specified in the subscription endorsed on the Warrant Certificate, at his or their respective addresses specified in such subscription or, if so specified in such subscription, cause to be delivered to such Person or Persons at the office of the Warrant Trustee where such Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for.

(3) The Warrant Trustee shall notify the Corporation of the exercise of any Warrant. If at the time of exercise of the Warrants there remain trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body, the Corporation may, upon the advice of Counsel, endorse any Common Share certificates to such effect. Furthermore, the Corporation shall, or its Counsel shall, notify the Warrant Trustee in writing of any trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body. Unless and until advised in writing by the Corporation or its Counsel that a specific legend and trading restrictions apply to the Common Shares, the Warrant Trustee shall be entitled to assume that no specific legend is required and that there are no trading restrictions on the Common Shares.

4.3 Subscription for Less than Entitlement

The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the number which the holder is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of a purchase of a number of Common Shares less than the number which may be purchased pursuant to a Warrant Certificate, the holder thereof shall be entitled to receive, without charge except as aforesaid, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which was not then purchased.

4.4 No Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder and no consideration will be paid in lieu of fractional shares. Any subscription for fractional Common Shares will be deemed to be a subscription for the next smallest whole number of Common Shares.

4.5 Expiration of Warrant Certificates

After the expiry of the Exercise Period all rights under any Warrant Certificate in respect of which the right of subscription and purchase of Common Shares herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant Certificate shall be void and of no effect.

4.6 Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Trustee pursuant to Sections 2.3, 3.1, 3.2, 4.1 or 6.1 shall be cancelled by the Warrant Trustee and, if requested in writing by the Corporation, the Warrant Trustee shall furnish or cause to be furnished to the Corporation a certificate identifying the Warrant Certificates so cancelled and the number of Common Shares which could have been purchased pursuant to each cancelled Warrant Certificate.

4.7 Accounting and Recording

(1) The Warrant Trustee shall promptly account to the Corporation with respect to Warrants exercised and forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose) all monies received on the purchase of Common Shares through the exercise of Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Trustee, shall be received in trust for, and shall be segregated and kept apart by the Warrant Trustee in trust for, the Corporation.

(2) The Warrant Trustee shall record the particulars of the Warrant Certificates exercised which shall include the name or names and addresses of the Persons who become holders of Common Shares on exercise, the Exercise Date and the Exercise Price thereof.

(3) Unless otherwise directed by the Corporation, the Warrant Trustee may retain any cash balance held in connection with this Indenture until the aggregate amount of such cash balance is $5,000 or greater and the Warrant Trustee may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Warrant Trustee and its Affiliates shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established form time to time by the Warrant Trustee or its Affiliates. On the Business Day following the date upon which the cash balance received by the Warrant Trustee exceeds $5,000, the Warrant Trustee shall forward the aggregate cash balance by wire transfer to a bank account to be specified by the Corporation, at the expense of the Corporation.

4.8 Prohibition on Exercise by U.S. Persons; Exception

(1) Subject to subsection 4.8(2), (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States.

(2) Notwithstanding subsection 4.8(1), Warrants may be exercised in the United States or by or on behalf of a U.S. Person, and Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that (i) the holder purchased the Warrants directly from the Corporation and signs and delivers a letter substantially in the form attached hereto as Schedule "B" or (ii) the holder is resident in the United States or is a U.S. Person and has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel or such other evidence satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available in respect of the issuance of the securities to be delivered upon exercise of the Warrant.

(3) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in subsection 2.8(2) and which are issued and delivered pursuant to section 4.8(2) shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO EQUINOX MINERALS LIMITED (THE "CORPORATION"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE CORPORATION UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION'S REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT." THE CORPORATION 'S REGISTRAR AND TRANSFER AGENT MAY ALSO REQUIRE AN OPINION OF

COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THE SECURITIES BY THE HOLDER HEREOF.;

(4) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in subsection 2.8(3) shall not bear any legend for purposes of the 1933 Act.

ARTICLE 5
ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

5.1 Definitions

In this Article 5, the terms "record date" and "effective date" mean the particular time on the relevant date.

5.2 Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

The Exercise Price (and the number of Common Shares purchasable upon exercise in the case of subsections (1), (2), (4) and (5) below of this Section 5.2) shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1) Common Share Reorganization. If during the Exercise Period the Corporation shall:

(a) issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course), or

(b) subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, or

(c) consolidate, reduce or combine its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these clauses (a), (b) and (c) being called a "Common Share Reorganization"), then the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible

into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). If during the Exercise Period a Common Share Reorganization shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this Section 5.2, the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(2) Rights Offering. If during the Exercise Period the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange or conversion price) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(a) the numerator of which shall be the aggregate of:

(i) number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii) a number determined by dividing (i) either (a) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or, as the case may be, (b) the product of the exchange or conversion price per share of such securities offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering have been exchanged or converted during the Rights Period, by (ii) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(b) the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or upon the exercise of the exchange or conversion rights contained in such exchangeable or convertible securities under the Rights Offering.

If during the Exercise Period a Rights Offering shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this Section 5.2, the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously

with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(3) Special Distribution. If during the Exercise Period the Corporation shall issue or distribute to all or to substantially all the holders of the Common Shares:

(a) shares of any class other than Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares,

(b) evidences of the Corporation's indebtedness, or

(c) any property or other assets,

and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(d) the numerator of which shall be:

(i) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii) the excess, if any, of (A) the fair market value on such record date, as determined by action by the Directors, whose determination shall be conclusive, which action shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (B) the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, as determined by action by the Directors, which determination shall be conclusive; and

(e) the denominator of which shall be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

(4) Capital Reorganization. If during the Exercise Period there shall be a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement pursuant to a plan of arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity, (any of such events being herein called a "Capital Reorganization"), any Warrantholder who exercises his right to purchase Common Shares pursuant to Warrant(s) then held after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon exercise of the Warrant subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 5.2 and 5.3 hereof. If determined appropriate by the Corporation, acting reasonably, and subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by action by the Directors and by the Warrant Trustee, acting reasonably, and shall for all purposes be conclusively deemed to be appropriate adjustments.

(5) Corporate Transaction. In the event of a Corporate Transaction to which Section 5.2(4) does not apply, each Warrant will terminate immediately prior to the specified effective date of the Corporate Transaction, unless the Warrant is assumed by the successor corporation or its parent corporation in connection with the Corporate Transaction. Upon approval of a Corporate Transaction by the Board of Directors, the Corporation will give notice to each Warrantholder which will set forth terms that permit a Warrantholder to exercise its Warrants on a basis that provides the Warrantholder with the ability to participate in the Corporate Transaction or, failing completion of the Corporate Transaction, to retain all rights under the Warrants in accordance with the terms of this Indenture. The Corporation shall send a copy of such notice to the Warrant Trustee concurrently with its delivery of such notice to the Warrantholders.

5.3 Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

For the purposes of Section 5.2:

(1) The adjustments provided for in 5.2 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 5.3.

(2) No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.3(2) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3) No adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of Warrants shall be made in respect of any event described in Section 5.2, other than the events referred to in clauses (b) and (c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, *mutatis mutandis*, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event. The terms of the participation of the Warrantholders in such event shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading.

(4) No adjustment in the Exercise Price shall be made pursuant to Section 5.2 in respect of the issue from time to time:

(i) of Common Shares purchasable on exercise of the Warrants;

(ii) of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend pursuant to a dividend reinvestment plan or similar plan adopted by the Corporation in accordance with the requirements of the TSX and applicable securities laws;

(iii) for greater certainty, of Common Shares pursuant to (A) any stock options or stock option plans or stock purchase plans or other benefit plans in force at the date hereof for directors, officers, employees, advisers or consultants of the Corporation, as such option or plan is amended or superseded from time to time in accordance with the requirements of the TSX and applicable securities laws, and such other benefit plans as may be adopted by the Corporation in accordance with the requirements of the

TSX and applicable securities laws, or (B) the Engineering, Procurement and Construction Contract the Corporation signed in September, 2006,

and any such issue shall be deemed not to be a Common Share Reorganization or Capital Reorganization.

(5) If a dispute shall at any time arise with respect to adjustments provided for in Section 5.2, such dispute shall be conclusively determined by the Corporation's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and any such determination shall be binding upon the Corporation, the Warrant Trustee and the Warrantholders. Notwithstanding the foregoing, such determination shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading. Such auditors or accountants shall be provided access to all necessary records of the Corporation. In the event that any such determination is made, the Corporation shall deliver a certificate to the Warrant Trustee and a notice to the Warrantholders in the manner contemplated in Section 3.6 describing such determination.

(6) In case the Corporation after the date of issue of the Warrants shall take any action affecting the Common Shares, other than action described in Section 5.2, which in the opinion of the Directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and the number of Common Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the Directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the Directors so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the Board of Directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(7) If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(8) In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(9) As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation have unissued

and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof and hereof.

5.4 Postponement of Subscription

In any case in which this Article 5 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such an event:

(a) issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, and

(b) delivering to such holder any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event;

provided, however, that the Corporation shall deliver or cause to be delivered to such holder, an appropriate instrument evidencing such holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

5.5 Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(1) At least 10 Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, or such longer period of notice as the Corporation shall be required to provide holders of Common Shares in respect of any such event, the Corporation shall give notice, in the form of a certificate of adjustment, to the Warrant Trustee, the Warrantholders and the Underwriters of the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

The Warrant Trustee may, absent manifest error, for all purposes act and rely upon the certificate of the Corporation submitted to it pursuant to this subsection 5.5(1) and on the accuracy of such certificate, calculations and formulas contained therein. Except as provided in Section 11.1, the Warrant Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require adjustment contemplated by this Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same.

(2) In case any adjustment for which a notice in subsection (1) of this Section 5.5 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to the Warrant Trustee and the Warrantholders of the adjustment and the computation of such adjustment.

ARTICLE 6
PURCHASES BY THE CORPORATION

6.1 Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Board of Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 6.1 shall forthwith be delivered to and cancelled by the Warrant Trustee.

ARTICLE 7
COVENANTS OF THE CORPORATION

7.1 Covenants of the Corporation

The Corporation covenants with the Warrant Trustee for the benefit of the Warrantholders and the Warrant Trustee that so long as any Warrants remain outstanding and may be exercised:

(a) if and as long as the articles of the Corporation shall limit the number of authorized Common Shares, it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) it will cause the Common Shares and the certificates representing the Common Shares subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c) all Common Shares which shall be issued upon exercise of the right to purchase provided for herein and in the Warrant Certificates, upon payment of the prevailing Exercise Price herein provided for and in the Warrant Certificates and compliance with the other applicable terms and conditions hereof and thereof, shall be fully paid and non-assessable;

(d) it will maintain its corporate existence, provided that this subsection 7.1(d) shall not restrict the Corporation from completing a Capital Reorganization in accordance with subsection 5.2(1);

(e) it will not take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants held by such Persons during the period of notice required by subsection 5.5(1);

(f) it will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, if required and in such detail as may be required, to each securities regulatory authority in each relevant jurisdiction pursuant to applicable law;

(g) it will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" not in default of the requirements of the securities laws of each of the Provinces of Canada until the Time of Expiry, provided that this Section 7.1(g) shall not restrict the Corporation from completing a Capital Reorganization in accordance with subsection 5.2(1);

(h) it will use its commercially reasonable best efforts to arrange for the Warrants to be posted for trading on the TSX and to maintain such posting until the Time of Expiry;

(i) it will use its best efforts to ensure that the Common Shares issuable on exercise of all such Warrants will be listed and posted for trading on the TSX from and after the Closing Date;

(j) it will promptly notify the Warrant Trustee and the Warrantholders in writing of any material default under the terms of this Warrant Indenture which remains unrectified for more than 15 days following its occurrence; and

(k) it will perform all of its covenants and carry out all of the acts or things to be done by it as provided in this Indenture.

7.2 Warrant Trustee's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the negligence, wilful misconduct or bad faith of the Warrant Trustee or of Persons for whom the Warrant Trustee is responsible.

7.3 Performance of Covenants by Warrant Trustee

If the Corporation shall fail to perform any of its covenants contained in this Warrant Indenture, the Warrant Trustee may notify the Warrantholders in the manner provided in Section 3.6 of such failure on the part of the Corporation or, subject to Section 11.1, may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Trustee in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Warrant Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 8
ENFORCEMENT

8.1 Suits by Warrantholders

(1) Warrantholders May Not Sue. Except to the extent that the rights of an individual Warrantholder or group of Warrantholders would be prejudiced thereby, no Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of the Warrantholders as a whole or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Warrant Trustee has received a Warrantholders' Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Warrant Trustee in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Warrant Trustee has failed to act within a reasonable time thereafter. If the Warrant Trustee has so failed to act, but not otherwise, any Warrantholder acting on behalf of all Warrantholders will be entitled to take any of the proceedings that the Warrant Trustee might have taken hereunder. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder on behalf of the Warrantholders hereunder must be forthwith paid to the Warrant Trustee.

(2) Warrant Trustee not Required to Possess Warrants. All rights of action under this Indenture may be enforced by the Warrant Trustee without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(3) Warrant Trustee May Institute All Proceedings.

(a) The Warrant Trustee shall be entitled and empowered, either in its own name or as Warrant Trustee of an express trust, or as attorney-in-fact for the

Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Trustee and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Warrant Trustee is hereby irrevocably appointed (and the successive respective Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Trustee) the true and lawful attorney-in-fact of the respective Warrantholders with authority to make and file in the respective names of the Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Warrantholders, as may be necessary or advisable in the opinion of the Warrant Trustee acting and relying on the advice of Counsel, in order to have the respective claims of the Warrant Trustee and of the Warrantholders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give the Warrant Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder.

(b) The Warrant Trustee shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(c) Any such suit or proceeding instituted by the Warrant Trustee may be brought in the name of the Warrant Trustee as Warrant Trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to the provisions of this Indenture. In any proceeding brought by the Warrant Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Trustee shall be a party), the Warrant Trustee shall be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

8.2 Immunity of Shareholders, etc.

The Warrant Trustee and, by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, Director, officer, employee or agent of the Corporation or of any successor corporation for the issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates contained.

8.3 Limitation of Liability

The obligations hereunder are not personally binding upon nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or shareholders of the Corporation or of any successor corporation or of any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1 Right to Convene Meetings

The Warrant Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Trustee failing to so convene a meeting within 15 days after receipt of such written request of the Corporation or Warrantholders' Request, funds and indemnity given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Warrant Trustee unless the meeting was convened by the Corporation or by Warrantholders as a result of the Warrant Trustee's failure or refusal to convene the meeting, in which case the meeting shall be held at such place as may be determined by the Corporation or by the Warrantholders convening the meeting, as the case may be.

9.2 Notice

At least 21 days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 3.6 and a copy of such notice shall be sent by mail to the Warrant Trustee (unless the meeting has been called by the Warrant Trustee) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the

general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed nor any of the provisions of this Article 9. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Trustee or by the Corporation or by the Warrantholder or Warrantholders convening the meeting.

9.3 Chairman

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, or if such Person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

9.4 Quorum

Subject to the provisions of Section 9.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 10% of the aggregate number of Common Shares which could be purchased pursuant to all the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and subject to Section 9.11 no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to all then outstanding Warrants.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly

demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in Person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of votes cast on the poll.

(2) On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in Person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share which he is entitled to purchase pursuant to the Warrant or Warrants then held or represented by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

9.8 Regulations

(1) Subject to the provisions of this Indenture, the Warrant Trustee or the Corporation with the approval of the Warrant Trustee may from time to time make and from time to time vary such regulations as it shall think fit:

(a) for the issue of voting certificates by any bank, trust company or other depositary approved by the Warrant Trustee certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting, which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the holders so named in such voting certificates were the actual holders of the Warrant specified therein;

(b) for Warrantholders to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof and the manner in which same shall be executed, and for the production of the authority of any persons signing on behalf of the giver of such proxy;

(c) for the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Trustee, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) for the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, delivered or sent by facsimile transmission before the meeting to the Corporation or to the Warrant Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) for the form of the voting certificates and instrument of proxy; and

(f) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, or as may be expressly provided for herein the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9) shall be Warrantholders or Persons holding voting certificates or proxies of Warrantholders.

9.9 Corporation, Warrant Trustee and Warrantholders May be Represented

The Corporation and the Warrant Trustee, by their respective directors, officers and employees, and the counsel for the Corporation, for the Warrant Trustee and for any Warrantholder may attend any meeting of the Warrantholders, but shall have no vote as such, except in their capacity as Warrantholders.

9.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution, subject to regulatory approval:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or (with the consent of the Warrant Trustee, such consent not to be unreasonably withheld) the Warrant Trustee in its capacity as Warrant Trustee hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture, the Warrant Certificate or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Trustee, subject to its prior indemnification pursuant to subsection 11.1(2), to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce

any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Trustee to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) to sanction any scheme for the consolidation, amalgamation or merger of the Corporation with any other entity or for the sale, lease, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation;

(h) to assent to a comprise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; and

(i) to remove the Warrant Trustee and to appoint a successor warrant trustee in the manner specified in Section 11.7 hereof.

9.11 Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in Person or by proxy Warrantholders entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to purchase not less than 66 2/3% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2) If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in Person or by proxy within 30 minutes after the time appointed for the meeting then the meeting, if

convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 3.6. Such notice shall state that at the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in Person or by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

9.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.

9.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 9 may also be taken and exercised by Warrantholders entitled to purchase at least 66 2/3% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney

duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

9.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 9.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Trustee (subject to receiving prior indemnification pursuant to subsection 11.1(2)) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing the Warrant Trustee shall give notice in the manner contemplated in Section 3.6 and Section 14.1 of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as is reasonably practicable.

9.16 Holdings by Corporation Disregarded

In determining whether Warrantholders holding Warrants evidencing the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation, as determined in accordance with the provisions of Section 14.6, shall be disregarded.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof and regulatory approval, execute and deliver by their proper officers, indentures, or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issue of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Trustee;

(b) setting forth any adjustments resulting from the application of the provisions of Article 5 or any modification affecting the rights of Warrantholders hereunder on exercise of the Warrants, provided that any such adjustments or modifications shall be subject to the prior written approval of any stock exchange or over-the-

counter market on which the Common Shares are then listed or quoted for trading;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Trustee, relying on the advice of Counsel, prejudicial to the rights or interests of any of the Warrantholders;

(d) giving effect to any Extraordinary Resolution passed as provided in Article 9;

(e) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Trustee, relying on the advice of Counsel, prejudicial to the rights or interests of any of the Warrantholders;

(f) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g) modifying any of the provisions of this Indenture, including by providing for the creation and the authority to issue additional Warrants, or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Trustee, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights or interests of any of the Warrantholders or of the Warrant Trustee, and provided further that the Warrant Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Trustee when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Trustee, relying on the advice of Counsel, the rights or interests of the Warrant Trustee and any of the Warrantholders are in no way prejudiced thereby.

10.2 Successor Corporations

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation ("successor corporation") other than a Corporate Transaction, the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Trustee and executed and delivered to the Warrant Trustee, the due and punctual

performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 11
CONCERNING THE WARRANT TRUSTEE

11.1 Rights and Duties of Warrant Trustee

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Trustee from, or require any Person to indemnify the Warrant Trustee against, liability for its own negligence, wilful misconduct or bad faith. The duties and obligations of the Warrant Trustee shall be determined solely by the provisions hereof and, accordingly, the Warrant Trustee shall only be responsible for the performance of such duties and obligations as it has undertaken herein. The Warrant Trustee shall retain the right not to act and shall not be held liable for refusing to act in circumstances that require the delivery to or receipt by the Warrant Trustee of documentation unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgement other than as contemplated by this Indenture. The Warrant Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means, provided that it has complied with the terms of this Indenture in respect of the discharging of its obligations in respect of the delivery of such certificates.

(2) The obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee to protect and to hold harmless the Warrant Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(3) None of the provisions contained in this Indenture shall require the Warrant Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(4) The Warrant Trustee may, before commencing or at any time during the continuance of any such act, action or proceedings, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Trustee the Warrant Certificates held by them, for which the Warrant Trustee shall issue receipts.

(5) Every provision of this Indenture that by its terms relieves the Warrant Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 11.1 and of Section 11.2.

11.2 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and evidence required by this Indenture, the Corporation shall furnish to the Warrant Trustee such additional evidence of compliance with any provision hereof, and in such form as the Warrant Trustee may reasonably require by written notice to the Corporation.

(2) The Warrant Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(3) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Trustee may consider adequate.

(4) The Warrant Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of such experts or advisors who have been appointed and supervised with due care by the Warrant Trustee. The fees of such Counsel and other experts shall be part of the Warrant Trustee's fees hereunder. The Warrant Trustee shall be fully protected in acting or not acting and relying, in good faith, in accordance with any opinion or instruction of such Counsel. Any remuneration so paid by the Warrant Trustee shall be repaid to the Warrant Trustee in accordance with Section 7.2.

11.3 Documents, Monies, Etc., Held by Warrant Trustee

The Warrant Trustee may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Warrant Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Warrant Trustee, its Affiliates or a Canadian chartered bank.

11.4 Action by Warrant Trustee to Protect Interest

The Warrant Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

11.5 Warrant Trustee not Required to Give Security

The Warrant Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.6 Protection of Warrant Trustee

By way of supplement to the provisions of any law for the time being relating to trustees or warrant trustees it is expressly declared and agreed as follows:

(1) The Warrant Trustee shall not be liable for or by reason of any statement of fact or recitals in this indenture or in the Warrant Certificates (except the representations contained in Section 11.8 or in the certificate of the Warrant Trustee on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(2) Nothing herein contained shall impose any obligation on the Warrant Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(3) The Warrant Trustee shall not be bound to give notice to any Person or Persons of the execution hereof; and

(4) The Warrant Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(5) The Warrant Trustee shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 7; and

(6) The Warrant Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Corporation.

11.7 Replacement of Warrant Trustee; Successor by Merger

(1) The Warrant Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(1), by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Trustee and to appoint a new warrant trustee. In the event of the Warrant Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant trustee unless a new warrant trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Trustee or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice (the "Court"), at the Corporation's expense, on such notice as such justice may direct, for the appointment of a new warrant trustee; but any new warrant trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant trustee appointed under any provision of this Section 11.7 shall be a company authorized to carry on the business of a trust company in the province of Ontario. On any such appointment the new warrant trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant trustee, provided that, any resignation or removal of the Warrant Trustee and appointment of a successor warrant trustee shall not become effective until the successor warrant trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Trustee, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant trustee an appropriate instrument transferring to such successor warrant trustee all rights and powers of the Warrant Trustee hereunder.

(2) Upon the appointment of a successor warrant trustee, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 3.6.

(3) Any corporation into or with which the Warrant Trustee may be merged or consolidated or amalgamated, or any corporation resulting thereof, or any corporation succeeding to or acquiring the corporate trust business of the Warrant Trustee shall be the successor to the Warrant Trustee hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant trustee under subsection 11.7(1).

11.8 Conflict of Interest

(1) The Warrant Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists in its role as a warrant trustee hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or

resign its trusts hereunder to a successor warrant trustee approved by the Corporation and meeting the requirements set forth in subsection 11.7(1). Notwithstanding the foregoing provisions of this subsection 11.8(1), if any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to subsection 11.8(1), the Warrant Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

11.9 Warrant Trustee Not to be Appointed Receiver

The Warrant Trustee and any Person related to the Warrant Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.10 Payments by Warrant Trustee

The forwarding of a cheque by the Warrant Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.11 Unclaimed Interest or Distribution - Retention of Benefits by Warrant Trustee

In the event that the Warrant Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Warrant Trustee shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Warrant Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate governmental official or agency) whose receipt shall be good discharge and release of the Warrant Trustee.

11.12 Deposit of Securities

The Warrant Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

11.13 Act, Error, Omission etc.

The Warrant Trustee shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith, for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own negligence or wilful misconduct.

11.14 Indemnification

The Corporation hereby agrees to indemnify and hold harmless the Warrant Trustee and its respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all reasonable costs, expenses and disbursements, damages, liabilities, claims and actions (including reasonable legal fees and disbursements) which it might incur or to which it might have become subject and any action, suit, or other similar legal proceeding which might be instituted against the Warrant Trustee arising from or out of any act, omission or error of the Warrant Trustee provided that such act, omission or error was made in good faith and the conduct of the Warrant Trustee's duties hereunder was in accordance with the standards set forth in Section 11.1 and did not constitute negligence or wilful misconduct on the part of the Warrant Trustee. This provision shall survive the resignation or removal of the Warrant Trustee or the termination of this Indenture.

11.15 Notice

The Warrant Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to so under the terms hereof; nor shall the Warrant Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Trustee and in the absence of any such notice the Warrant Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Trustee to determine whether or not the trustee shall take action with respect to any default.

11.16 Reliance by the Warrant Trustee

The Warrant Trustee may act on the opinion or advice obtained from Counsel to the Warrant Trustee and shall, provided it acts in good faith in reliance thereon, not be responsible for any loss occasioned by doing so nor shall it incur any liability or responsibility for determining in good faith not to act upon such opinion or advice. The Warrant Trustee may rely, and shall be protected in relying, upon any statement, request, direction or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Trustee may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder's actual address and is also determinative as to residency and that the address of any transferee to whom any Common Shares are to be registered, as shown on the transfer document is the transferee's actual

address and is also determinative as to residency of the transferee. The Warrant Trustee shall have no obligation to ensure that legends appearing on the Warrant Certificates or Common Shares comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.17 Anti-Money Laundering and Anti-Terrorist Legislation

The Warrant Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Trustee, in its sole judgment, determine at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided that (i) the Warrant Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 12
ACCEPTANCE OF TRUSTS BY WARRANT TRUSTEE

12.1 Acceptance

The Warrant Trustee hereby accepts the trusts in this Indenture declared and provided and agrees to perform the same upon the terms and conditions hereinbefore set forth.

ARTICLE 13
FORMS

13.1 Form of Warrant Certificate

The following is the form of Warrant Certificate referred to in subsection 2.2(3):

(FORM OF WARRANT CERTIFICATE)

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON MAY 6, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[Note: Insert legend from subsection 2.8(2) or 2.8(3) as applicable.]

EQUINOX MINERALS LIMITED

NO.______ ____________ WARRANTS

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received ____________________, the registered holder hereof is entitled for each whole Warrant represented hereby to purchase one fully paid and non-assessable common share ("Common Share") in the capital of Equinox Minerals Limited (the "Corporation") at a price per share of Cdn. $2.30, subject to adjustment as hereinafter referred to.

Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Toronto time) on May 6, 2008 (the "Time of Expiry") by surrender of this Warrant Certificate to CIBC Mellon Trust Company (the "Warrant Trustee") at the principal transfer office of the Warrant Trustee in Toronto, Ontario, together with the subscription form as prescribed in the Indenture (as defined below) duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Trustee at the office specified above.

The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Corporation at par in the city where this Warrant Certificate is delivered.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, when the transfer registers of the Corporation have been open for five Business Days after the due surrender of such Warrant Certificate and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the "Indenture") dated March 6, 2007 between the Corporation and the Warrant Trustee, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. The Corporation will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

Subject to the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (as attached hereto) in accordance with the terms of the Indenture. THE TRANSFER OF THE WARRANTS EVIDENCED HEREBY MAY BE RESTRICTED BY APPLICABLE SECURITIES LAWS. HOLDERS ARE ADVISED TO CONSULT THEIR LEGAL COUNSEL IN THIS REGARD.

Neither the Warrants evidenced by this Warrant Certificate nor the Common Shares issuable upon the exercise thereof have been or will be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), and may not be offered or sold to a U.S. person as defined in Regulation S under the U.S. Securities Act or to a person in the United States, except (in the case of the Common Shares) pursuant to an exemption from registration under the U.S. Securities Act. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of this Warrant Certificate or its transferee.

The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

The Indenture provides for adjustment in the number of Common Shares to be delivered upon the exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the Warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

The holder of this Warrant Certificate may at any time up to and including the Time of Expiry upon the surrender hereof to the Warrant Trustee at its principal transfer office in Toronto, Ontario, and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Trustee for the time being under the Indenture.

Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Corporation at any time subsequent to the Time of Expiry. After the Time of Expiry this Warrant Certificate and all rights thereunder shall be void and of no value.

Time is of the essence hereof.

IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Equinox Minerals Limited as of the ____ day of _________, 20_.

EQUINOX MINERALS LIMITED

By: ________________________________

Countersigned:

CIBC MELLON TRUST COMPANY

Dated: ________________________ By: ________________________________

13.2 Subscription Form

The following is the form of subscription:

SUBSCRIPTION FORM

TO: CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto ON M5L 1G9

Attention: Corporate Restructures

The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the "Indenture") dated as of March 6, 2007 between Equinox Minerals Limited and CIBC Mellon Trust Company, as Warrant Trustee, hereby:

(a) subscribes for ____________ common shares ("Common Shares") (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Equinox Minerals Limited at the price per share of Cdn. $2.30 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par in the City of Toronto to Equinox Minerals Limited;

(b) delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares; and

(c) if the Common Shares are to be registered in the name of "CHESS Depositary Nominees Pty Ltd.", delivers herewith a duly completed and executed share application form in the form prescribed in the Indenture.

The undersigned hereby directs that the said Common Shares be registered as follows:

Name(s) in full	Address(es) (including Postal Code)	Number(s) of Common Shares

The Undersigned represents that it (A) has had access to such current public information concerning Equinox Minerals Limited as it considered necessary in connection with its investment decision, and (B) understands that the securities issuable upon exercise hereof have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

The Undersigned represents, warrants and certifies as follows (one of the following must be checked):

A. ☐ The undersigned holder (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act and is not exercising this Warrant for the account or benefit of any "U.S. person" and none of the persons listed above is a U.S. person or a person in the United States; and (iii) did not execute or deliver this Subscription Form in the United States.

B. ☐ The undersigned holder (i) purchased the Warrants directly from the Corporation pursuant to a written U.S. Purchaser's Letter for the purchase of Warrants (an "Original U.S. Purchaser"); and (ii) has provided an executed letter, substantially in the form attached as Schedule "B" to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent or the Corporation.

C. ☐ The undersigned holder is resident in the United States or is a U.S. Person and has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel or such other evidence satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available in respect of the issuance of the securities to be delivered upon exercise of this Warrant.

The undersigned holder understands that unless box A is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED this ____ day of __________, 200_.

Signature of Subscriber guaranteed by:

______________________________ ______________________________

(Signature of Subscriber)

____

____

(Print Name of Subscriber)*

____

____

____

(Address of Subscriber in full)

(*The name of the Subscriber must correspond with the name upon the face of the certificate in every particular and the Corporation reserves the right to require reasonable assurance that such signature is genuine and effective.)

Instructions

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised along with a certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Corporation at par in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share which the Warrantholder desires to acquire (being not more than those which the Warrantholder is entitled to acquire pursuant to the Warrants represented by the Warrant Certificate so surrendered) to CIBC Mellon Trust Company, at its principal offices at 320 Bay Street, Toronto, Ontario, M5H 4A6.

2. The certificates will be mailed by registered mail to the address appearing in this Subscription Form.

3. If common shares are issued to a person other than the registered Warrantholder, the signature of the holder must be guaranteed by a Canadian Chartered Bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program and the Transfer Form must be completed.

4. If the subscription form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Trustee and the Corporation.

5. **The Common Shares issued upon exercise of a Warrant may be subject to resale restrictions in certain jurisdictions, which may never expire, and may be issued with a legend reflecting such restrictions.**

The Warrants will expire at 5:00 p.m. (Toronto Time) on May 6, 2008 and must be exercised before that time, otherwise the same shall expire and be void and of no value.

13.3 Form of Transfer

The following is the form of transfer:

TRANSFER FORM

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

FOR value received I/we hereby sell, assign, and transfer unto:

____
(Name of Transferee)

____
(Address of Transferee)

____

____
(Social Insurance Number)

______________________________________ Warrants of
(Quantity & Class)

EQUINOX MINERALS LIMITED (the "Corporation")

represented by: ______________________________
(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

____

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Corporation with full power of substitution in the premises.

The undersigned hereby certifies that, to the knowledge of the undersigned, the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933).

DATED this __________day of ______________________, 20___.

Signature Guaranteed By:

____

(Signature of Warrantholder)

____

(Name of Warrantholder, Please Print)

____

(Capacity of Authorized Representative)

Instructions:

1. The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.
2. The signature must be guaranteed by a Canadian schedule 1 chartered bank, major trust company of Canada or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SMP, MSP). The stamp must bear the words "Signature Medallion Guaranteed".
3. In the USA, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

ARTICLE 14
GENERAL

14.1 Notice to the Corporation and the Warrant Trustee

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation and to the Warrant Trustee shall be in writing and may be given by mail, or by

telecopy (with original copy to follow by mail) or by personal delivery and shall be addressed as follows:

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5G 2C2

Attention: Mike Klessens
Facsimile: •

CIBC Mellon Trust Company
320 Bay Street
Toronto, ON M5H 4A6

Attention: Vice-President, Trust Services, Eastern Region
Facsimile: 416.643.5570

and shall be deemed to have been given, if delivered or sent by courier, on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the Business Day following telecopier transmission. Any delivery made or sent by facsimile on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.

(2) The Corporation or the Warrant Trustee, as the case may be, may from time to time give notice in the manner provided in subsection 14.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Trustee, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address of the Corporation given pursuant to this subsection 14.1(2) shall be sent to the principal transfer office of the Warrant Trustee in the City of Toronto, Ontario and shall be available for inspection by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Trustee or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 14.1(1) by telecopy or other means of prepaid, transmitted, recorded communication and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to such officer or if delivered by telecopy or other means of prepaid, transmitted, recorded communication, on the first Business Day following the date of the sending of such notice by the Person giving such notice.

14.2 Time of the Essence

Time shall be of the essence in this Indenture.

14.3 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of March 6, 2007.

14.4 Satisfaction and Discharge of Indenture

Upon the earlier of (a) the date by which there shall have been delivered to the Warrant Trustee for exercise or destruction all Warrant Certificates theretofore certified hereunder or (b) the expiration of the Exercise Period, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Warrant Trustee or the Corporation have not performed any of their obligations hereunder, shall cease to be of further effect and the Warrant Trustee, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Trustee of the fees and other remuneration payable to the Warrant Trustee, shall execute proper instruments acknowledging satisfaction of and discharging of this Indenture.

14.5 Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

14.6 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificates to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation in Section 9.16, the Corporation shall provide to the Warrant Trustee, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the registered holders of Common Shares which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation; and

(b) the number of Warrants owned legally and beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation;

and the Warrant Trustee in making the determination in Section 9.16 shall be entitled to rely on such certificate.

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

EQUINOX MINERALS LIMITED

By: *"Craig R. Williams"*
Name: Craig R. Williams
Title: President and Chief Executive Officer

CIBC MELLON TRUST COMPANY

By: *"Paula Morrison"*
Name: Paula Morrison
Title: Director and Regional Manager

By: *"Cindy Harrett"*
Name: Cindy Harrett
Title: Manager, Client Services

SCHEDULE "A"

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO: CIBC MELLON TRUST COMPANY
as registrar and transfer agent, and warrant agent and trustee
for the securities of
EQUINOX MINERALS LIMITED
c/o CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, Canada
M5L 1G9

The undersigned (a) acknowledges that the sale of the securities of EQUINOX MINERALS LIMITED (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ____________________

____
Name of Seller

By:________________________________
Name:
Title:

SCHEDULE "B"

Form of Letter to be Delivered by
Original U.S. Purchaser
upon Exercise of Warrants

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5G 2C2

- and to -

CIBC Mellon Trust Company
as Warrant Agent
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, Canada
M5L 1G9

Dear Sirs:

We are delivering this letter in connection with the purchase of common shares (the "Shares") of Equinox Minerals Limited (the "Corporation"), a corporation existing under the laws of Canada, upon the exercise of warrants of the Corporation ("Warrants"), issued under the warrant indenture dated as of March 6, 2007 between the Corporation and CIBC Mellon Trust Corporation.

We hereby confirm that:

(a) we are an institutional "accredited investor" within the meaning of Rule 501 (a)(1),(2),(3) or (7) of Regulation D under the United States Securities Act of 1933 (the "U.S. Securities Act");

(b) we are purchasing the Shares for our own account;

(c) we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

(d) we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (A) to the Corporation, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States in accordance with Rule 144

under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws;

(e) we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

(f) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

____
(Name of Purchaser)

By:______________________________
Name:
Title:

Address:

SCHEDULE "C"

Form of CHESS Depositary Instrument Application Form

CIBC Mellon Trust Company
as Warrant Agent
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, Canada
M5L 1G9

Dear Sirs:

The undersigned hereby requests that it receives CHESS Depositary Instruments in lieu of the Common Shares issuable upon the exercise of Warrants represented by the Warrant Certificate(s) accompanying this form.

____
(Name of Purchaser)

By:_________________________________
Name:
Title:

Address:

EQUINOX MINERALS LIMITED

ARBN 108 066 986

March 15, 2007

Lumwana SAG Mill Shells Arrive in Zambia

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Lumwana Mining Company Limited ("LMC" or the "Company"), a wholly owned subsidiary of **Equinox Minerals Limited (TSX and ASX symbol: "EQN")** ("Equinox") is pleased to announce the arrival in country of the semi-autogenous grind ("SAG") mill shells for its Lumwana Copper Project presently under construction in the North Western province of Zambia.

Contracted to FFE Minerals, a USA company and manufactured by Gandara Censa (Spain) and Siempelkamp (Germany), the Lumwana SAG mill will be the largest mill in Africa with an installed cost of around US$30 million.

The basic design of the SAG mill is an adaptation of the operating mill at Escondida in Chile. At 38 feet in diameter and 20 feet in length with installed power of 18 megawatts, the Lumwana SAG mill is designed to process 2,450 tonnes of ore per hour with an annual rate of 20 million tonnes per annum. Grinding media will be 200 tonnes of 100mm and 125mm steel balls. To meet road transport regulations, the SAG mill shell has been split into three 120-degree sections whilst each head has been split into quarters. Each shell section weighs 64 tonnes and each head quarter weighs 40 tonnes. The total combined empty mill weight is 650 tonnes including trunnions. During operations the mill will contain 600 tonnes of liners with the heaviest individual liner weighing 2.2 tonnes. Mill re-lining will take about 4 days to complete at a cost of US$1.5 million.





LMC is pleased that the arrival of this critical plant completes yet another key milestone towards the development of Africa's largest new copper mine.

Lumwana is owned 100% by Equinox. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37-year mine life and construction is on schedule for commissioning in Q2 2008.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com
or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Audited Annual Financial Statements (March 16, 2007)

EQUINOX MINERALS LIMITED

Development Stage Company

Consolidated Financial Statements

31 December 2006 and 2005

Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Company

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) Craig R Williams
PRESIDENT AND CHIEF EXECUTIVE OFFICER
March 15, 2007

Mike Klessens
CHIEF FINANCIAL OFFICER

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Toronto, Ontario
March 15, 2007

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005
ASSETS		$	$
Current assets			
Cash and cash equivalents		66,238,047	111,689,812
Restricted Cash	5	24,265,378	55,464
Accounts receivable		5,705,790	144,330
Prepayments		524,142	50,970
		96,733,357	111,940,576
Property, plant and equipment	7	235,491,049	5,921,924
Deferred exploration and evaluation costs	8	-	39,555,390
Deferred financing fees	9	21,782,845	1,483,861
Equity investment	10	1,371,375	-
Other financial assets	11	1,795,740	-
		357,174,366	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		56,036,669	3,067,064
Current portion of employee future benefits	18	229,640	215,353
Current portion of long term debt	12	1,155,263	-
		57,421,572	3,282,417
Long term debt	12	8,086,838	8,291,150
Employee future benefits	18	29,849	15,086
Non current tax liability	4	982,584	-
Asset Retirement Obligation	13	2,423,562	-
		68,944,405	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	14	304,217,013	162,940,552
Deficit		(34,868,389)	(18,691,808)
Contributed surplus	15	18,893,678	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		288,229,961	**147,313,098**
		357,174,366	**158,901,751**
Nature of operations and going concern	1		
Contingent liabilities	16		
Commitments for expenditure	17		
Subsequent events	22		

APPROVED BY THE BOARD

(signed) Craig R Williams, Director

(signed) Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Other Income / (Expense)	3	9,302,121	(72,975)	12,857,876
Expenditure				
Exploration		2,456,118	2,142,514	14,088,263
General and administration		5,601,150	2,375,185	12,345,720
Capital raising costs - Alturas		-	486,103	486,103
Incentive stock options expensed		16,064,291	1,768,843	19,140,986
Share of loss of equity accounted investee	10	457,612	-	457,612
Amortization of property, plant and equipment		99,761	62,887	670,311
		24,678,932	6,835,532	47,188,995
Loss before income tax and non controlling interest		**(15,376,811)**	**(6,908,507)**	**(34,331,119)**
Income tax	4	(982,584)	-	(982,584)
Non controlling interest	6	182,814	262,500	445,314
Loss for the period		**(16,176,581)**	**(6,646,007)**	**(34,868,389)**
Deficit – beginning of period		(18,691,808)	(12,045,801)	
Deficit – end of period		**(34,868,389)**	**(18,691,808)**	
Basic and diluted loss per share		0.0434	0.0515	
Weighted average number of shares outstanding		372,903,499	129,156,661	

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Cash flows (used in) / provided by operating activities				
Loss for the period		(16,176,581)	(6,646,007)	(34,868,389)
Items not affecting cash:				
Amortization of property, plant and equipment		99,761	62,887	670,311
Unrealised foreign exchange (gain) / loss		(508,767)	472,698	(249,036)
Incentive stock option expense		16,064,291	1,768,843	19,140,986
Gain on sale of Alturas Minerals Corp.		(2,457,315)	-	(2,457,315)
Share of loss of equity accounted investee		457,612	-	457,612
Gain on sale of interest in exploration tenements		(1,420,740)	-	(1,420,740)
Gain on sale of property, plant and equipment		(8,722)	(6,000)	(25,339)
Income tax expense		982,584	-	982,584
Other		-	-	407,658
Proceeds from sale of property, plant & equipment		7,433	6,000	47,472
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		137,708	1,109,683	1,866,045
(Increase) / decrease in accounts receivable and prepayments		(167,797)	53,506	(165,024)
		(2,990,533)	**(3,178,390)**	**(15,613,175)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		139,809,671	140,003,558	314,513,446
Share issue costs		(3,780,518)	(7,915,800)	(16,367,348)
Proceeds from borrowings		-	-	13,727,345
Repayment of borrowings		-	-	(7,000,000)
Deferred financing fees		(7,566,459)	(1,483,861)	(9,050,320)
Finance lease principal repayments		-	-	(65,265)
		128,462,694	**130,603,897**	**295,757,858**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		-	(13,059,206)	(37,902,858)
Decrease / (increase) in restricted cash		(24,209,914)	(55,464)	(24,265,378)
Payments for property, plant and equipment		(147,799,860)	(5,719,610)	(153,447,619)
Promissory note receipts		375,000	-	375,000
		(171,634,774)	**(18,834,280)**	**(215,240,855)**
Net (decrease) / increase in cash and cash equivalents		**(46,162,613)**	**108,591,227**	**64,903,828**
Cash and cash equivalents – beginning of period		111,689,812	3,640,946	-
Effects of exchange rate changes on cash held in foreign currencies		710,848	(542,361)	1,334,219
Cash and cash equivalents – end of period		**66,238,047**	**111,689,812**	**66,238,047**
Total interest payments made		433,214	444,369	1,375,519
Non-cash financing and investing activities	20			

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited (''Equinox'') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited (''Equinox Resources''), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox has the option to acquire for a payment of $12.8 million on the commencement of commercial production.

The recoverability of capitalised costs in relation to the Lumwana Project is dependent on the ability of the Company to successfully build and operate the mine. The amounts shown as deferred costs, mine development and construction in progress represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values.

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has not reached commercial production and is in the process of constructing the Lumwana mine in Zambia. In addition to its working capital requirements, the Company currently has capital commitments of $538 million over the next two years relating to mine construction. The Company must secure sufficient funding to meet its construction and working capital commitments. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company has approximately $66 million in cash at December 31, 2006 and successfully raised a further $179 million cash in March 2007 to fund capital commitments. The Company is in the process of fulfilling the conditions precedent to secure a project financing facility of approximately $584 million. The Company's financing efforts to date, if successful, are expected to enable the Company to meet its construction commitments and working capital requirements. Nevertheless, there is no assurance that these initiatives will be sufficient or successful.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, complete the construction of the Lumwana mine and, eventually, to generate positive cash flows from mining operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Zambia, Peru through its 28.3% stake in Alturas and in Australia through its 11.4% interest in Liontown.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian GAAP. Summarized below are the significant accounting polices used in these consolidated financial statements.

(a) Principles of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

Investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

Investments in which the company does not have significant influence are accounted for at cost.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilities and contingent liabilities. Actual results may differ from those estimates.

(c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

(e) Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

(f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion the asset is amortized on a units of production basis.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts the asset is written down to fair value.

(g) Employee Future Benefits

i) *Wages, Salaries, Annual Leave and Sick Leave*

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) *Long Service Leave*

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) *Defined contribution plan*

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

(h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

(i) Loss per Share
Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

(j) Asset Retirement Obligations
The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

(k) Stock Options
Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

(l) Deferred financing fees
Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

(m) Receivables
All receivables are recognized at the amounts due for settlement no more than 90 days from the date of recognition. The collectibility of receivables is reviewed on an ongoing basis. Accounts, which are known to be uncollectible, are written off. A provision for doubtful accounts is raised where some doubt as to collection exists.

(n) Financial Instruments, Comprehensive Income and Hedges
In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

3. OTHER INCOME / (EXPENSE)

	Notes	2006 $	2005 $
Interest received		4,833,052	395,394
Gain on disposal of assets		8,722	6,000
Foreign exchange gain / (loss)		512,355	(472,698)
Gain on dilution of Alturas Minerals Corp.	6	2,457,315	-
Gain on sale of interest in exploration tenements	11(b)	1,420,740	-
Other		69,937	(1,671)
		9,302,121	**(72,975)**

4. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	2006 $	2005 $
Loss from ordinary activities before income tax expense	(15,193,997)	(6,646,007)
Income taxes at Canadian statutory rates - 36.12% (2005: 38%)	(5,488,072)	(2,525,483)
Difference in Tax Rates	532,290	419,655
Tax benefits not recognized	(4,328,107)	(2,105,828)
Income tax expense for the period	(982,584)	-

Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,584 (2005: $nil) have been recorded.

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2006	December 31 2005
	$	$
Related potential income tax benefit	4,991,851	4,076,026

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

5. RESTRICTED CASH

	December 31 2006	December 31 2005
	$	$
Cash deposits held as security	24,265,378	55,464

As at December 31, 2006 cash deposits were held by the Company's bankers against a guarantee and letters of credit issued in relation to the Lumwana mine development. The letters of credit and bank guarantee expire in less than twelve months.

6. NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL ("Alturas Peru"), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru had incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ("Alturas") was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,828,987 dilution gain and a $628,328 cost recovery. Immediately on completion

of the amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Equinox's interest in ALT reduced to 28.3% of the issued and outstanding shares due to warrants and options exercised during the quarter ending September 30, 2006. Equinox remains the majority shareholder in ALT and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 2 (a).

7. PROPERTY, PLANT AND EQUIPMENT

	December 31 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(85,038)	(60,032)
	40,136	22,473
Plant & equipment		
Plant & equipment – at cost	4,601,794	1,307,234
Less: accumulated amortization	(1,209,095)	(910,282)
	3,392,699	396,952
Construction In Progress – at cost	138,118,387	5,502,499
Mine development– at cost	93,939,827	-
Total Property, plant and equipment	**235,491,049**	**5,921,924**

Mine development includes capitalized interest for the year ended December 31, 2006 of $474,835 (2005: nil).

8. DEFERRED EXPLORATION AND EVALUATION COSTS

	December 31 2006	December 31 2005
Lumwana Project	$	$
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	856,197	12,793,635
Interest on long term debt	474,835	433,494
Foreign exchange loss / (gain)	950,950	(1,239,264)
Transfers to mine development	(41,837,372)	-
Cost – end of the period	-	**39,555,390**

With the development of the Lumwana mine underway all deferred costs incurred in exploring and evaluation the Lumwana Project have been transferred to the mine development asset.

9. DEFERRED FINANCING FEES

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	1,483,861	-
Fees incurred during the period	20,298,984	1,483,861
Cost – end of the period	**21,782,845**	**1,483,861**

10. EQUITY INVESTMENT

(a) Carrying amounts

Ownership Interest

Name of Company	December 31, 2006			December 31, 2005		
	%	No. Shares	$	%	No. Shares	$
Alturas Minerals Corp.	28.3	9,333,333	1,371,375	-	-	-

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V. At December 31, 2005 the Company held a 70% interest in Alturas and it was included as a consolidated subsidiary in the December 31, 2005 financial statements of the Company (see note 6).

	December 31 2006	December 31 2005
(b) Movements in carrying amounts	$	$
Opening carrying value in Equinox - at cost	-	-
Dilution gain arising from private placement	1,828,987	-
Share of profits or loss	(457,612)	-
Carrying value at end of the period	**1,371,375**	-

In accordance with the Company's policy for equity accounted investments the carrying value of the investment in Alturas is adjusted quarterly in arrears to reflect the Company's pro-rata share of Alturas' post acquisition income or loss. The reduction of carrying value and expense included in the determination of the net loss for the year is $457,612 representing the pro-rata share of Alturas' recorded loss of $1,577,746 for the six months ended September 30, 2006. Equinox's interest in Alturas' issued and outstanding shares reduced from 30.5% at June 30, 2006 to 28.3% at September 30, 2006 due to warrants and options exercised during the quarter ended September 30, 2006.

The market value of the Company's investment in Alturas Minerals Corp. based on the closing share price of C$0.76 at December 31, 2006 is $6,086,789.

11. OTHER FINANCIAL ASSETS

	December 31 2006	December 31 2005
	$	$
Alturas Promissory Note	375,000	-
Investment at Cost - Liontown	1,420,740	-
Total Other Financial Assets	**1,795,740**	-

(a) Alturas Promissory Note

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010.

On November 28, 2006 Alturas repaid $375,000 of the balance due on the promissory note. Alturas has the right to repay the remaining balance in whole at any time and the promissory note is non-assignable.

The fair value of the promissory note is estimated by management to be approximately $320,551.

(b) Investment in Liontown

The leases on which Equinox was previously exploring for nickel in Western Australia through the Cowan Nickel Joint Venture and its tenements in the Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR".

As consideration for the tenements Equinox received 9,000,000 Liontown shares with a fair value at date of sale of A$0.20 per share for a total of $1,420,740 (A$1,800,000). At December 31, 2006 Equinox owned 11.4% of the outstanding shares in Liontown and accounts for this investment at cost. The market value of the Company's investment in Liontown based on the closing share price of A$0.33 at December 31, 2006 is $2,344,221.

12. LONG TERM DEBT

	December 31 2006	December 31 2005
	$	$
Unsecured		
Long term portion of EIB Loan (€7,000,000 in total)	9,242,101	8,291,150
Less: current portion	(1,155,263)	-
Total non-current interest bearing liabilities	**8,086,838**	**8,291,150**

EIB loan

The Euro based loan, issued by the European Investment Bank ("EIB"), has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principal will be in eight annual equal instalments until September 2014, the first instalment of $1,155,263 is due to commence on September 30, 2007. Interest, paid annually on September 30, is fixed

at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest on the EIB loan for the year ended December 31, 2006 was $474,835 (2005: $433,494).

Given the terms of the loan its fair value cannot practically be calculated. No repayments have been made on the EIB loan to date and its carrying value has been adjusted in accordance with the Company's foreign exchange accounting policy.

The EIB loan is repayable as follows:

Year ending 31 December:	$
2007	1,155,263
2008	1,155,263
2009	1,155,263
2010	1,155,263
2011	1,155,263
Thereafter	3,465,786
	9,242,101

13. ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana mine. The following table summarizes the movements in the asset retirement obligation:

	Year ended December 31 2006 $	Year ended December 31 2005 $
Recognition of new obligation	2,423,562	-
Balance - End of period	**2,423,562**	**-**

The asset retirement obligations have been recorded initially as a liability at fair value, assuming a credit adjusted risk-free discount rate equivalent to the one year LIBOR rate of 5.31% as at December 31, 2006 and an inflation factor of 2.5%. Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total undiscounted estimated cash flow of $6,154,554.

14. SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(75,042)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				(47,470)
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
August 2006	Conversion of stock options	12,332			13,175
	Less: Share issue costs				(896)
September 2006	Issue of shares	75,000,000	C$1.40	C$105,000,000	93,996,000
	Less: Share issue costs				(2,886,392)
December 2006	Conversion of stock options	1,154,999			841,901
	Less: Share issue costs				(911)
	Issue of shares	2,713,341	C$2.1175	C$5,745,500	5,000,000
	Less: Share issue costs				(9,514)
	Balance at December 31, 2006	**438,208,807**			**$304,217,013**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

EQUINOX MINERALS LIMITED
Development Stage Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

(c) **Stock Options**

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the "Plans"). Options may be granted under the Plans to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules. Such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
			(Years)		
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**6.7**	**8,720,000**	**C$0.69**
Options issued, vesting over 2 years	850,000	C$0.60	8.2	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.4	100,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	8.7	594,667	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.0**	**9,981,334**	**C$0.69**
Options issued, vesting over 2 years	750,000	C$0.85	8.7	500,000	C$0.85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.0	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	8.7	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.0	4,920,565	C$0.95
Options issued, vesting over 2 years	1,350,000	C$1.61	9.7	450,000	C$1.61
Options exercised	(1,167,331)	C$0.60	-	(1,167,331)	C$0.60
Options forfeited or expired	(54,668)	C$1.55	-	(54,668)	C$1.55
Outstanding at December 31, 2006	**29,523,566**	**C$0.85**	**8.6**	**21,872,899**	**C$0.78**

Available for grant at December 31, 2006 14,297,314

The fair value of the 20,133,565 options granted during the year under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.86% to 4.24%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 20,133,565 options granted amounts to $17,307,020 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $16,064,291 for 2006 (2005: $1,768,643). As at December 31, 2006 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1,887,542 (December 31, 2005 $614,478).

15. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	December 31 2006	December 31 2005
	$	$
Balance - Beginning of period	**3,076,695**	**1,307,852**
Stock based compensation	16,077,369	1,768,843
Transferred to share capital on conversion of stock options	(247,308)	-
Stock options forfeited	(13,078)	-
Balance - End of the period	**18,893,678**	**3,076,695**

16. CONTINGENT LIABILITIES

	December 31 2006	December 31 2005
The Company has contingent liabilities as follows:	$	$
Bank guarantees and letters of credit in respect of		
Leased premises – secured by cash deposits	31,572	29,204
Exploration permits – secured by cash deposits	28,389	26,260
Lumwana mine development - secured by cash deposits	24,205,417	-
	24,265,378	**55,464**

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over the Company's tenements in South Australia. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

17. COMMITMENTS FOR EXPENDITURE

(a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2006 of $500,000 (December 31, 2005 of $1,526,543) for the next year. These obligations are not provided for in the financial statements.

No estimate has been given beyond one year as this is dependent upon the Directors' review of operations in the short to medium term. Commitments for all tenement expenditure can be terminated at any date by forfeiture, exemption, sale or assignment of the tenements.

(b) Lumwana Mine Capital Commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana Mine at December 31, 2006 are:

	December 31 2006	December 31 2005
	$	$
Within 1 year	437,561,109	39,896,993
Within 1 to 2 years	100,365,868	-
Total commitments	**537,926,977**	**39,896,993**

(c) Lease commitments

	December 31 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	81,490	143,959
Within 1 to 2 years	10,646	95,336
Within 2 to 3 years	-	7,668
Total commitments	**92,136**	**246,963**

These operating leases are for office premises and office equipment and expire in 2007 and 2008.

18. EMPLOYEE FUTURE BENEFITS

(a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Year ended December 31 2006 $	Year ended December 31 2005 $
Amounts paid on behalf of employees	199,135	264,608

(b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2006 salaries are assumed to grow at a rate of 3% per annum and cash flows are discounted using a rate of 5.6%.

	Year ended December 31 2006 $	Year ended December 31 2005 $
Balance - Beginning of period	**230,439**	**179,477**
Liability recognised during period	100,644	53,593
Reduction of liability through leave paid	(68,827)	(2,557)
Reduction of liability through cessation of employment	(2,767)	(74)
Balance - End of period	**259,489**	**230,439**
Less current portion	(229,640)	(215,353)
Total non-current long service leave provision	**29,849**	**15,086**

19. SEGMENT INFORMATION

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Lumwana Project
Construction of the Lumwana Project in northwest Zambia commenced in 2006 with commissioning expected during the second quarter of 2008.

Exploration
Equinox has 100% control of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Zambian Copperbelt. The Company is actively exploring this area for copper and uranium resources.

Corporate
The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2006 segment information is presented as follows:

	Lumwana $	Exploration $	Corporate $	Total $
Interest Received	3,930,336	59	902,657	4,833,052
Other income (expense)	10,458	55,190	4,403,421	4,469,069
Share of loss of equity accounted investee	-	-	(457,612)	(457,612)
Operating expenses	-	(2,472,247)	(21,649,312)	(24,121,559)
Amortization of property, plant and equipment	-	(31,653)	(68,108)	(99,761)
Segment profit (loss) before under noted items	3,940,794	(2,448,651)	(16,868,954)	(15,376,811)
Income taxes	(982,584)	-	-	(982,584)
Minority interest	-	182,814	-	182,814
Segment profit (loss)	2,958,210	(2,265,837)	(16,868,954)	(16,176,581)
Property, plant and equipment	235,283,461	83,003	124,585	235,491,049
Equity Investment	-	-	1,371,375	1,371,375
Total assets	345,261,701	257,202	11,655,463	357,174,366

For the year ended December 31, 2005 segment information is presented as follows:

	Lumwana $	Exploration $	Corporate $	Total $
Interest Received	-	147	395,247	395,394
Other income (expense)	6,000	119,485	(593,853)	(468,368)
Operating expenses	(6,779)	(1,784,106)	(4,981,761)	(6,772,646)
Amortization of property, plant and equipment	-	(6,845)	(56,042)	(62,887)
Segment profit (loss) before under noted items	(779)	(1,671,319)	(13,704,713)	(6,908,507)
Income taxes	-	-	-	-
Minority interest	-	262,500	-	262,500
Segment profit (loss)	(779)	(1,408,819)	(13,704,713)	(6,646,007)
Property, plant and equipment	5,701,787	8,840	211,297	5,921,924
Total assets	46,741,038	101,832	112,058,881	158,901,751

Geographical Reporting

The Company's Lumwana Project and exploration programs are both located in Zambia. The Canadian and Australian segments carry out all of the groups corporate activities. In previous years regional exploration was carried out in Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting **Total Assets**	**December 2006**	**December 31 2005**
	$	**$**
Zambia	346,274,074	48,193,987
Australia	6,906,365	14,127,804
Canada	3,993,927	96,478,128
Peru	-	101,832
	357,174,366	**158,901,751**

EQUINOX MINERALS LIMITED
Development Stage Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

20. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2006						
Financial assets						
Cash and cash equivalents	6,280,254	59,550,316	-	-	407,477	66,238,047
Restricted cash	-	24,263,588	-	-	1,790	24,265,378
Receivables	-	-	-	-	5,705,790	5,705,790
	6,280,254	83,813,905	-	-	6,115,057	96,209,215
Weighted average interest rate	2.19%	5.24%	-	-	-	
Financial liabilities						
Accounts payable	-	-	-	-	56,036,669	56,036,669
EIB Loan	-	1,155,263	4,621,052	3,465,786	-	9,242,100
	-	1,155,263	4,621,052	3,465,786	56,036,669	65,278,769
Weighted average interest rate[1]	-	5.26%	5.26%	5.26%	-	
Net financial assets (liabilities)	**6,280,254**	**82,658,642**	**(4,621,052)**	**(3,465,786)**	**(49,921,612)**	**30,930,446**

[1] interest on the EIB loan switches to variable on October 1st 2007 as per note 12.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	-	-	259,831	111,689,812
Restricted cash	-	53,809	-	-	1,655	55,464
Receivables	-	-	-	-	144,330	144,330
	956,287	110,527,503	-	-	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	3,067,064	3,067,064
EIB Loan	-	-	4,145,575	4,145,575	-	8,291,150
	-	-	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

(c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

(d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

(e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 2 (d).

Borrowing costs include:
- interest on bank overdrafts and short term and long term borrowings
- certain exchange differences arising from foreign currency borrowings
- amortization of deferred financing costs in relation to the issuance of options to financiers

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

On December 8, 2006, in connection with the execution of the US$583.8 million bank debt facility for the Lumwana Project the Company issued to the EIB, in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 common shares at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities.

Australian exploration leases on which Equinox was previously exploring for nickel have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR". As consideration for the tenements Equinox received 9,000,000 Liontown shares, refer to note 11 for further details.

22. SUBSEQUENT EVENT

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ("Lumwana") fixed price EPC construction contract ("EPC"), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equinox's wholly owned subsidiary Lumwana Mining Company Limited ("LMC") and Chambishi Copper Smelter Limited ("Chambishi"), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year "take and pay" contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the "Offering"). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

23. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both "the Closed Group" and "the Extended Closed Group" as defined by the Australian Securities and Investments Commission ("ASIC") Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the "Closed Group") entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the "Extended Closed Group").

Set out below are the condensed statements of earnings and balance sheets for the years ended December 31, 2006 and 2005 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	Closed Group		Extended Closed Group(1)	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$
Other Income/Expense	6,949,372	(1,827,660)	9,302,121	(72,975)
Expenditure				
Exploration	314,781	1,123,969	2,456,118	2,142,514
General and administration	5,581,832	2,095,795	5,601,150	2,375,185
Capital raising costs	-	-	-	486,103
Incentive stock options issued	16,064,291	1,768,843	16,064,291	1,768,843
Share of loss of equity accounted investee	457,612	-	457,612	-
Amortization of property, plant and equipment	68,108	56,042	99,761	62,887
	22,486,624	5,044,649	24,678,932	6,835,532
Loss for the period	**(15,537,252)**	**(6,872,309)**	**(15,376,811)**	**(6,908,507)**
Income Tax	-	-	(982,584)	-
Non controlling interest	-	-	182,814	262,500
Deficit – beginning of period	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Deficit – end of period	**(32,323,407)**	**(16,786,155)**	**(34,868,389)**	**(18,691,808)**

Condensed balance sheet	Closed Group		Extended Closed Group[1]	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	7,956,700	110,919,073	66,238,047	111,689,812
Restricted cash	59,961	55,464	24,265,378	55,464
Accounts receivable	298,287	141,698	5,705,790	144,330
Prepayments	34,346	24,078	524,142	50,970
	8,349,294	111,140,313	96,733,357	111,940,576
Receivables from subsidiaries[2]	280,582,582	36,769,240	-	-
Investments in subsidiaries	-	2,200,695	-	-
Property, plant and equipment	139,052	220,788	235,491,049	5,921,924
Deferred exploration and evaluation costs	-	-	-	39,555,390
Deferred financing cost	-	-	21,782,845	1,483,861
Equity Investment	1,371,375	-	1,371,375	
Other financial assets	1,795,740	-	1,795,740	-
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	1,191,269	869,505	56,036,669	3,067,064
Current portion of employee future benefits	229,640	215,353	229,640	215,353
Current portion of long term debt	-	-	1,155,263	-
	1,420,909	1,084,858	57,421,572	3,067,064
Long term debt	-	-	8,086,838	8,291,150
Employee future benefits	29,849	15,086	29,849	15,086
Non current tax liability	-	-	982,584	-
Asset Retirement Obligation	-	-	2,423,562	-
	1,450,758	**1,099,944**	**68,944,405**	**11,588,653**
SHAREHOLDERS' EQUITY				
Share capital	304,217,014	162,940,552	304,217,013	162,940,552
Deficit	(32,323,407)	(16,786,155)	(34,868,389)	(18,691,808)
Contributed surplus	18,893,678	3,076,695	18,893,678	3,076,695
Cumulative translation adjustments	-	-	(12,341)	(12,341)
	290,787,285	**149,231,092**	**288,229,961**	**147,313,098**
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

EQUINOX MINERALS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

The following discussion and analysis for Equinox Minerals Limited ("Equinox" or the "Company") should be read in conjunction with the December 2005 and 2006 audited consolidated financial statements and related notes thereto. This information is presented as of March 15, 2007. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Equinox is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: "EQN"), with a focus on base and precious metals.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. HIGHLIGHTS FOR THE YEAR

LUMWANA PROJECT DEVELOPMENT

- A fixed-price EPC contract of US$407.6 million was signed with the joint venture of Ausenco Limited ("Ausenco") and Bateman Engineering BV ("Bateman") which includes a significant portion of the project's capital cost, engineering, contingency, escalation and an EPC fee.
- The project debt facility was signed with a group of financial institutions ("the Lenders") to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent.
- Long-term power construction and supply agreements were signed with the Zambian power authority, ZESCO Limited with power commissioning scheduled by Q4-2007.
- An in-fill drill program was completed at Lumwana which more than doubled mine life to 37 years, with Proved and Probable Mineral Reserves alone of 16 years.
- Construction commenced in early 2006, highlights include:
  - Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
  - Assembly of the initial Hitachi Diesel/AC-drive haul trucks commenced with the components for the first two 240t trucks arriving on site in December 2006. Tires, to be supplied under a long-term supply and management contract also began arriving on site late in 2006;
  - Completion of the main embankment wall and stream diversion channel for the water storage facility allowing build up to occur with the onset of the wet season;
  - Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007;
  - The first mass concrete pour took place in December, 2006 and is continuing for the SAG/ball mill and primary crusher foundations; and
  - The construction schedule and budget remain on target with commissioning scheduled during Q2-2008.

EXPLORATION

- The recently completed drill program at the Ndola West prospect in Zambia included an intercept of 64m @ 2.33% copper, including 38m @ 3.5% copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

- Initial drill results from the first 10 reverse circulation ("RC") drill holes into the Kanga Prospect occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit at Lumwana include an intercept of 8m @ 1.01% copper, including 4m @ 1.6% copper. Three of the holes intersected uranium mineralization confirming earlier AGIP/COGEMA results from the 1980's.
- The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR". Equinox owns an 11.4% equity interest in Liontown.
- Equinox's interest in Alturas Minerals Corp., an exploration company whose licenses are focused on gold and copper-gold deposits in Peru, was diluted from 70% to 28.3% as a result of its amalgamation with Iron Lakes Minerals ("ILM"). Alturas Minerals Corp. trades on the TSX Venture Exchange under the symbol "ALT".

CORPORATE

- Standard & Poor's Canadian Index Operations published new index changes for the Canadian S&P/TSX Composite Index following a quarterly S&P/TSX Composite Index review and that effective at the open on Monday, December 18, 2006, Equinox was added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index.

2. SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to the Company's years ended December 31, 2006, December 31, 2005 and December 31, 2004. This financial data is derived from the Company's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Period Ended	December 31 2006	December 31 2005	December 31 2004
EARNINGS AND DEFICIT	**12 months**	**12 months**	**18 months**
Other Income / (Expenses)	9,302,121	(72,975)	1,577,844
Exploration Expense	2,456,118	2,142,514	2,653,791
General and Administration	5,601,150	2,375,185	1,211,587
Incentive Stock Option Expense	16,064,291	1,768,843	1,307,852
Share of loss of equity accounted investee	457,612	0	0
Income Tax	(982,584)	0	0
Loss	(16,176,581)	(6,646,007)	(3,653,536)
Loss per share (dollars)	0.0434	0.0515	0.0519
Weighted avg # of shares	372,903,499	129,156,661	70,448,475
BALANCE SHEET			
Total Assets	357,174,366	158,901,751	31,841,124
Total Liabilities	68,944,405	11,588,653	11,738,620
Shareholders' Equity	288,229,961	147,313,098	20,102,504

3. RESULTS OF OPERATIONS

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Several items contributed to the substantial increase in Other Income to $9,302,121 for the year ended December 31, 2006 (2005: Expense $72,975). Increased cash balances during the year resulted in interest received of $4,833,052 (2005: $395,394). Foreign exchange gains derived from monetary assets and liabilities held in currencies other than US dollars and a weakening US dollar produced a gain of $512,355 (2005: loss of $472,698). The amalgamation of Alturas Minerals Corp.("Alturas") with Iron Lake Minerals on April 6, 2006 diluted Equinox's interest in Alturas from 70% to 30%, resulting in a dilution gain of $1,828,987 and a $628,328 cost recovery (2005: $Nil). The sale of the Company's interest in Australian exploration tenements produced a once off gain of $1,420,740 (2005: $Nil).
- The exploration program in Zambia has seen exploration expenditures for the year increase to $2,456,118 (2005: $2,142,514).
- General and administrative costs were higher for 2006 at $5,601,150 (2005: $2,375,185) due to higher staffing levels and costs, increased travel costs, legal fees, insurance premiums and stock exchange fees. In addition, contract payments made on the death of director Dr Bruce Nisbet contributed to the higher costs.

- The incentive stock option expense of $16,064,291 for 2006 (2005: $1,768,843) resulted from the vesting of options granted and/or approved to employees and directors during the year. A significant portion of this relates to options granted to Directors in 2005 and approved at the General Meeting of shareholders held on June 6, 2006.
- Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,542 (2005: $nil) have been recorded.

4. DISCUSSION OF CASH FLOWS

Cash flows from:	**December 31 2006**	**December 31 2005**
Operating activities	(2,990,533)	(3,178,390)
Financing activities	128,462,694	130,603,897
Investing activities	(171,634,774)	(18,834,280)

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Cash outflow from operating activities was $2,990,533 (2005: $3,178,390). Despite incurring higher cash operating costs the significant amount of interest income received during the year was able to offset any increase in outflows.
- Cash inflow from financing activities generated $128,462,694 (2005: $130,603,897). This principally was the result of the following equity issues.

  On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

  The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

  The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

  On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

  The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

  The net proceeds from these issues are being used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

  Deferred financing fees of $7,566,459 (2005: $1,483,861) were paid in relation to the US$583.8 million bank debt facility for the Lumwana Project.

- Cash outflows from investing activities $171,634,774 (2005: $18,834,280) are principally for the construction and development of the Lumwana Project of $147,799,860 (2005: $5,719,610). There was also a significant increase in restricted cash of $24,209,914 (2005: $55,464) which represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development.

5. DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

	December 31 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	66,238,047	111,689,812
Restricted cash	24,265,378	55,464
Other current assets	6,229,932	195,300
Capital assets	235,491,049	45,477,314
Other non-current assets	24,949,960	1,483,861
Total Assets	357,174,366	158,901,751
Liabilities		
Current liabilities	57,421,572	3,067,064
Long-term debt	8,086,838	8,291,150
Employee future benefits	29,849	230,439
Non current tax liability	982,584	0
Asset Retirement Obligation	2,423,562	0
Total Liabilities	68,944,405	11,588,653
Shareholders' equity	288,229,961	147,313,098
Outstanding number of shares	438,208,807	317,113,253

Cash and Cash Equivalents

Cash and cash equivalents decreased to $66,238,047 at December 31, 2006 (December 31, 2005: $111,689,812), due to expenditures on capital assets for the Lumwana Project offset by issues of equity. Restricted cash of $24,265,378 at December 31, 2006 (December 31, 2005: $55,464) should also be taken into consideration when reviewing the liquidity of the company as this amount represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development. Of this balance $16,265,378 will be applied to project development costs during the first quarter of 2007.

Other Current Assets

Other current assets increased to $6,229,932 at December 31, 2006 (December 31, 2005: $195,300) resulted from an increase in reclaimable VAT and prepaid insurance premiums on the Lumwana Project.

Capital Assets

The increase in capital assets at December 31, 2006 to $235,491,049 (December 31, 2005: $45,477,314) is principally related with construction and development of the Luwmana Project as follows:

- Construction in progress of $138,118,387 (December 31, 2005: $5,502,499).
- Mine development costs of $93,939,827 (December 31, 2005 $Nil).
- With the development of the Lumwana mine underway deferred exploration and evaluation costs of $41,837,372 incurred on the Lumwana Project have been transferred to the mine development asset.
- Other property, plant and equipment of $3,432,836 (December 31, 2005 $419,425).

Other Non-Current Assets

Deferred financing fees of $21,782,845 (December 31, 2005 $1,483,861) arising from the due diligence process and upfront costs associated with establishing the US$583.8 million bank debt facility for the Lumwana Project.

An equity investment in Alturas is the result of the successful amalgamation between Alturas with ILM and subsequent dilution of Equinox's interest to a 30.5% shareholding has resulted in a change of accounting method from consolidation to equity accounting. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The initial carrying value of the Company's interest in Alturas was $1,828,987. Equinox's interest in Alturas subsequently reduced to 28.3% of the issued and outstanding shares due to Alturas warrants and options exercised during the quarter ending September 30, 2006. Losses incurred by Alturas during the second and third quarters of $1,577,746 have resulted in a reduction in carrying value of $457,612 to $1,371,375 as at December 31, 2006.

Equinox holds a $375,000 promissory note issued by Alturas which is non interest bearing and payable on March 31, 2010.

An investment at cost of $1,420,740 was established when Equinox vended its interest in a number of Australian exploration tenements to Liontown Resources Limited ("Liontown"), a new IPO listing, in return for an 11.4% shareholding. Liontown began trading on the ASX on December 27, 2006 under the symbol "LTR".

Current Liabilities

Current liabilities at December 31, 2006 increased to $57,421,572 (December 31, 2005: $3,067,064) due to creditors and accruals associated with the Lumwana Project.

Asset Retirement Obligation

In line with developments at the Luwmana Project future costs to retire, including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized at December 31, 2006 of $2,423,562 (2005: $Nil). Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total estimated obligation of $3,946,090 (2005: $Nil).

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations - US$	Payments Due by Period - As at December 31, 2006				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt - current portion	1,155,263	1,155,263	-	-	-
Long Term Debt	8,086,838	-	3,465,788	2,310,525	2,310,525
Operating Leases	92,136	81,490	10,646	-	-
Employee Entitlements	259,489	229,640	-	-	29,849
Capital Commitments - Lumwana	537,926,977	437,561,109	100,365,868	-	-
Total Contractual Obligations	547,520,703	439,027,502	103,842,302	2,310,525	2,340,374

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Mine.

Shareholders' Equity

Shareholders' equity has increased to $289,657,669 as at December 31, 2006 (December 31, 2005: $147,313,098) arising from equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

At March 15, 2007 the company had 546,784,019 ordinary shares outstanding (See section 11 - Subsequent Event). In addition there were 29,523,566 incentive stock options outstanding with exercise prices ranging from C$0.48 to C$1.61 per share and 26,406,250 warrants with an exercise price of C$2.30.

6. OUTLOOK

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which provides the basis for the development of Lumwana. Successful capital raisings during 2005, 2006 and 2007 have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has signed the fixed price EPC contract with project constructors Ausenco and Bateman. At December 31, 2006 the Company had outstanding capital commitments for the Lumwana Project of $537.9 million. The project debt facility has been signed with a group of financial institutions to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent which include the conclusion of concentrate offtake arrangements and hedging arrangements.

Critical Accounting Estimates and Accounting Policies

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 2 of the 2006 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Asset Impairment Evaluations

Management reviews the recoverable value of deferred exploration and evaluation and capital assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of these assets.

Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are

translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over the Company's tenements in Australia. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the "Deed") under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this "Closed Group" (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Changes in Accounting Policies including Initial Adoption

Financial instruments, comprehensive income and hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The table below sets forth selected financial data for each of the eight quarters ending December 31, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data Last Eight Quarters								
Three Months Ended	**Dec 06**	**Sep 06**	**Jun 06**	**Mar 06**	**Dec 05**	**Sep 05**	**Jun 05**	**Mar 05**
Other Income $('000)	2,988	378	4,058	1,877	(314)	102	26	113
Income/(Loss) $('000)	(1,462)	(3,390)	(10,536)	(789)	(2,546)	(1,655)	(1,291)	(1,154)
Income/(Loss) per share (dollars)	(0.003)	(0.009)	(0.030)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)
Weighted avg # of shares - Millions	435.30	368.30	348.61	338.38	179.07	129.71	110.43	96.51

8. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

Technical information in this publication is summarized or extracted from the "Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated October 2006, prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal of Golder Associates Pty Ltd., Tim Miller, Director, of Investor Resources Finance Pty Ltd, and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd., each of whom is a "Qualified Person" in accordance with National Instrument 43-101 —Standards of Disclosure for Mineral Projects.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the October 2006 Technical Report which is filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox may require further capital from external sources to fund its operating costs and develop Lumwana; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the Lumwana debt facility is subject to the Company achieving a number of conditions precedent; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the provision of grid power to the project; road access to the project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the *Native Title Act* (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated February 27, 2007, and AIF which are available on SEDAR at www.sedar.com *and should be reviewed in conjunction with this document.*

10. Outstanding Share Data

As at March 15, 2007 the Company has two securities classes outstanding, common shares and warrants. As at March 15, 2007, the Company had 546,784,019 common shares and 26,406,250 warrants outstanding. (See Section 11 – Subsequent Event).

Equinox issued warrants as part of the bought deal equity offering completed on March 6, 2007 and are listed on the TSX under the trading symbol 'EQN.WT'. Each warrant is exercisable for one common share at an exercise price of $2.30 per share and expires on May 6, 2008.

Equinox has an employee Incentive Plan and a Chairman's Incentive Plan (together the "Plans"). Options may be granted under the Plans to directors, officers, employees or service providers of Equinox.

11. Subsequent Events

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ("Lumwana") fixed price EPC construction contract ("EPC"), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equnox's wholly owned subsidiary Lumwana Mining Company Limited ("LMC") and Chambishi Copper Smelter Limited ("Chambishi"), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year "take and pay" contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge LMC copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the "Offering"). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning), Lumwana Uranium Feasibility Study, exploration costs, general working capital and expenses of the Offering.

Audited Annual Financial Statements (March 21, 2007)

EQUINOX MINERALS LIMITED

Development Stage Company

Consolidated Financial Statements

31 December 2006 and 2005

Expressed in US dollars unless otherwise stated

EQUINOX MINERALS LIMITED
Development Stage Company

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) Craig R Williams
PRESIDENT AND CHIEF EXECUTIVE OFFICER
March 15, 2007

Mike Klessens
CHIEF FINANCIAL OFFICER

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Toronto, Ontario
March 15, 2007

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005
ASSETS		$	$
Current assets			
Cash and cash equivalents		66,238,047	111,689,812
Restricted Cash	5	24,265,378	55,464
Accounts receivable		5,705,790	144,330
Prepayments		524,142	50,970
		96,733,357	111,940,576
Property, plant and equipment	7	235,491,049	5,921,924
Deferred exploration and evaluation costs	8	-	39,555,390
Deferred financing fees	9	21,782,845	1,483,861
Equity investment	10	1,371,375	-
Other financial assets	11	1,795,740	-
		357,174,366	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		56,036,669	3,067,064
Current portion of employee future benefits	18	229,640	215,353
Current portion of long term debt	12	1,155,263	-
		57,421,572	3,282,417
Long term debt	12	8,086,838	8,291,150
Employee future benefits	18	29,849	15,086
Non current tax liability	4	982,584	-
Asset Retirement Obligation	13	2,423,562	-
		68,944,405	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	14	304,217,013	162,940,552
Deficit		(34,868,389)	(18,691,808)
Contributed surplus	15	18,893,678	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		288,229,961	**147,313,098**
		357,174,366	**158,901,751**
Nature of operations and going concern	1		
Contingent liabilities	16		
Commitments for expenditure	17		
Subsequent events	22		

APPROVED BY THE BOARD

(signed) Craig R Williams, Director

(signed) Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Other Income / (Expense)	3	9,302,121	(72,975)	12,857,876
Expenditure				
Exploration		2,456,118	2,142,514	14,088,263
General and administration		5,601,150	2,375,185	12,345,720
Capital raising costs - Alturas		-	486,103	486,103
Incentive stock options expensed		16,064,291	1,768,843	19,140,986
Share of loss of equity accounted investee	10	457,612	-	457,612
Amortization of property, plant and equipment		99,761	62,887	670,311
		24,678,932	6,835,532	47,188,995
Loss before income tax and non controlling interest		**(15,376,811)**	**(6,908,507)**	**(34,331,119)**
Income tax	4	(982,584)	-	(982,584)
Non controlling interest	6	182,814	262,500	445,314
Loss for the period		**(16,176,581)**	**(6,646,007)**	**(34,868,389)**
Deficit – beginning of period		(18,691,808)	(12,045,801)	
Deficit – end of period		**(34,868,389)**	**(18,691,808)**	
Basic and diluted loss per share		0.0434	0.0515	
Weighted average number of shares outstanding		372,903,499	129,156,661	

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED
Development Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Cash flows (used in) / provided by operating activities				
Loss for the period		(16,176,581)	(6,646,007)	(34,868,389)
Items not affecting cash:				
Amortization of property, plant and equipment		99,761	62,887	670,311
Unrealised foreign exchange (gain) / loss		(508,767)	472,698	(249,036)
Incentive stock option expense		16,064,291	1,768,843	19,140,986
Gain on sale of Alturas Minerals Corp.		(2,457,315)	-	(2,457,315)
Share of loss of equity accounted investee		457,612	-	457,612
Gain on sale of interest in exploration tenements		(1,420,740)	-	(1,420,740)
Gain on sale of property, plant and equipment		(8,722)	(6,000)	(25,339)
Income tax expense		982,584	-	982,584
Other		-	-	407,658
Proceeds from sale of property, plant & equipment		7,433	6,000	47,472
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		137,708	1,109,683	1,866,045
(Increase) / decrease in accounts receivable and prepayments		(167,797)	53,506	(165,024)
		(2,990,533)	**(3,178,390)**	**(15,613,175)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		139,809,671	140,003,558	314,513,446
Share issue costs		(3,780,518)	(7,915,800)	(16,367,348)
Proceeds from borrowings		-	-	13,727,345
Repayment of borrowings		-	-	(7,000,000)
Deferred financing fees		(7,566,459)	(1,483,861)	(9,050,320)
Finance lease principal repayments		-	-	(65,265)
		128,462,694	**130,603,897**	**295,757,858**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		-	(13,059,206)	(37,902,858)
Decrease / (increase) in restricted cash		(24,209,914)	(55,464)	(24,265,378)
Payments for property, plant and equipment		(147,799,860)	(5,719,610)	(153,447,619)
Promissory note receipts		375,000	-	375,000
		(171,634,774)	**(18,834,280)**	**(215,240,855)**
Net (decrease) / increase in cash and cash equivalents		**(46,162,613)**	**108,591,227**	**64,903,828**
Cash and cash equivalents – beginning of period		111,689,812	3,640,946	-
Effects of exchange rate changes on cash held in foreign currencies		710,848	(542,361)	1,334,219
Cash and cash equivalents – end of period		**66,238,047**	**111,689,812**	**66,238,047**
Total interest payments made		433,214	444,369	1,375,519
Non-cash financing and investing activities	20			

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited (''Equinox'') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited (''Equinox Resources''), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox has the option to acquire for a payment of $12.8 million on the commencement of commercial production.

The recoverability of capitalised costs in relation to the Lumwana Project is dependent on the ability of the Company to successfully build and operate the mine. The amounts shown as deferred costs, mine development and construction in progress represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values.

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has not reached commercial production and is in the process of constructing the Lumwana mine in Zambia. In addition to its working capital requirements, the Company currently has capital commitments of $538 million over the next two years relating to mine construction. The Company must secure sufficient funding to meet its construction and working capital commitments. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company has approximately $66 million in cash at December 31, 2006 and successfully raised a further $179 million cash in March 2007 to fund capital commitments. The Company is in the process of fulfilling the conditions precedent to secure a project financing facility of approximately $584 million. The Company's financing efforts to date, if successful, are expected to enable the Company to meet its construction commitments and working capital requirements. Nevertheless, there is no assurance that these initiatives will be sufficient or successful.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, complete the construction of the Lumwana mine and, eventually, to generate positive cash flows from mining operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Zambia, Peru through its 28.3% stake in Alturas and in Australia through its 11.4% interest in Liontown.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian GAAP. Summarized below are the significant accounting polices used in these consolidated financial statements.

(a) Principles of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

Investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

Investments in which the company does not have significant influence are accounted for at cost.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilities and contingent liabilities. Actual results may differ from those estimates.

(c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

(e) Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

(f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion the asset is amortized on a units of production basis.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts the asset is written down to fair value.

(g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

(h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

(i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

(j) Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

(k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

(l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

(m) Receivables

All receivables are recognized at the amounts due for settlement no more than 90 days from the date of recognition. The collectibility of receivables is reviewed on an ongoing basis. Accounts, which are known to be uncollectible, are written off. A provision for doubtful accounts is raised where some doubt as to collection exists.

(n) Financial Instruments, Comprehensive Income and Hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

3. OTHER INCOME / (EXPENSE)

	Notes	2006 $	2005 $
Interest received		4,833,052	395,394
Gain on disposal of assets		8,722	6,000
Foreign exchange gain / (loss)		512,355	(472,698)
Gain on dilution of Alturas Minerals Corp.	6	2,457,315	-
Gain on sale of interest in exploration tenements	11(b)	1,420,740	-
Other		69,937	(1,671)
		9,302,121	**(72,975)**

4. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	2006 $	2005 $
Loss from ordinary activities before income tax expense	(15,193,997)	(6,646,007)
Income taxes at Canadian statutory rates - 36.12% (2005: 38%)	(5,488,072)	(2,525,483)
Difference in Tax Rates	532,290	419,655
Tax benefits not recognized	(4,328,107)	(2,105,828)
Income tax expense for the period	(982,584)	-

Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,584 (2005: $nil) have been recorded.

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2006	December 31 2005
	$	$
Related potential income tax benefit	4,991,851	4,076,026

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

5. RESTRICTED CASH

	December 31 2006	December 31 2005
	$	$
Cash deposits held as security	24,265,378	55,464

As at December 31, 2006 cash deposits were held by the Company's bankers against a guarantee and letters of credit issued in relation to the Lumwana mine development. The letters of credit and bank guarantee expire in less than twelve months.

6. NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL (''Alturas Peru''), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru had incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ("Alturas") was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ("ILM") receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,828,987 dilution gain and a $628,328 cost recovery. Immediately on completion

of the amalgamation ILM was renamed to Alturas Minerals Corp. ("ALT") and began trading on the TSX Venture Exchange ("TSX-V") on April 10, 2006 under the symbol "ALT".

Equinox's interest in ALT reduced to 28.3% of the issued and outstanding shares due to warrants and options exercised during the quarter ending September 30, 2006. Equinox remains the majority shareholder in ALT and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 2 (a).

7. PROPERTY, PLANT AND EQUIPMENT

	December 31 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(85,038)	(60,032)
	40,136	22,473
Plant & equipment		
Plant & equipment – at cost	4,601,794	1,307,234
Less: accumulated amortization	(1,209,095)	(910,282)
	3,392,699	396,952
Construction In Progress – at cost	138,118,387	5,502,499
Mine development– at cost	93,939,827	-
Total Property, plant and equipment	**235,491,049**	**5,921,924**

Mine development includes capitalized interest for the year ended December 31, 2006 of $474,835 (2005: nil).

8. DEFERRED EXPLORATION AND EVALUATION COSTS

	December 31 2006	December 31 2005
Lumwana Project	$	$
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	856,197	12,793,635
Interest on long term debt	474,835	433,494
Foreign exchange loss / (gain)	950,950	(1,239,264)
Transfers to mine development	(41,837,372)	-
Cost – end of the period	-	**39,555,390**

With the development of the Lumwana mine underway all deferred costs incurred in exploring and evaluation the Lumwana Project have been transferred to the mine development asset.

9. DEFERRED FINANCING FEES

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	1,483,861	-
Fees incurred during the period	20,298,984	1,483,861
Cost – end of the period	**21,782,845**	**1,483,861**

10. EQUITY INVESTMENT

(a) Carrying amounts

Ownership Interest Name of Company	December 31, 2006			December 31, 2005		
	%	No. Shares	$	%	No. Shares	$
Alturas Minerals Corp.	28.3	9,333,333	1,371,375	-	-	-

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V. At December 31, 2005 the Company held a 70% interest in Alturas and it was included as a consolidated subsidiary in the December 31, 2005 financial statements of the Company (see note 6).

	December 31 2006	December 31 2005
(b) Movements in carrying amounts	$	$
Opening carrying value in Equinox - at cost	-	-
Dilution gain arising from private placement	1,828,987	-
Share of profits or loss	(457,612)	-
Carrying value at end of the period	**1,371,375**	-

In accordance with the Company's policy for equity accounted investments the carrying value of the investment in Alturas is adjusted quarterly in arrears to reflect the Company's pro-rata share of Alturas' post acquisition income or loss. The reduction of carrying value and expense included in the determination of the net loss for the year is $457,612 representing the pro-rata share of Alturas' recorded loss of $1,577,746 for the six months ended September 30, 2006. Equinox's interest in Alturas' issued and outstanding shares reduced from 30.5% at June 30, 2006 to 28.3% at September 30, 2006 due to warrants and options exercised during the quarter ended September 30, 2006.

The market value of the Company's investment in Alturas Minerals Corp. based on the closing share price of C$0.76 at December 31, 2006 is $6,086,789.

11. OTHER FINANCIAL ASSETS

	December 31 2006	December 31 2005
	$	$
Alturas Promissory Note	375,000	-
Investment at Cost - Liontown	1,420,740	-
Total Other Financial Assets	**1,795,740**	-

(a) Alturas Promissory Note

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010.

On November 28, 2006 Alturas repaid $375,000 of the balance due on the promissory note. Alturas has the right to repay the remaining balance in whole at any time and the promissory note is non-assignable.

The fair value of the promissory note is estimated by management to be approximately $320,551.

(b) Investment in Liontown

The leases on which Equinox was previously exploring for nickel in Western Australia through the Cowan Nickel Joint Venture and its tenements in the Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR".

As consideration for the tenements Equinox received 9,000,000 Liontown shares with a fair value at date of sale of A$0.20 per share for a total of $1,420,740 (A$1,800,000). At December 31, 2006 Equinox owned 11.4% of the outstanding shares in Liontown and accounts for this investment at cost. The market value of the Company's investment in Liontown based on the closing share price of A$0.33 at December 31, 2006 is $2,344,221.

12. LONG TERM DEBT

	December 31 2006	December 31 2005
	$	$
Unsecured		
Long term portion of EIB Loan (€7,000,000 in total)	9,242,101	8,291,150
Less: current portion	(1,155,263)	-
Total non-current interest bearing liabilities	**8,086,838**	**8,291,150**

EIB loan

The Euro based loan, issued by the European Investment Bank ("EIB"), has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principal will be in eight annual equal instalments until September 2014, the first instalment of $1,155,263 is due to commence on September 30, 2007. Interest, paid annually on September 30, is fixed

at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest on the EIB loan for the year ended December 31, 2006 was $474,835 (2005: $433,494).

Given the terms of the loan its fair value cannot practically be calculated. No repayments have been made on the EIB loan to date and its carrying value has been adjusted in accordance with the Company's foreign exchange accounting policy.

The EIB loan is repayable as follows:

Year ending 31 December:	$
2007	1,155,263
2008	1,155,263
2009	1,155,263
2010	1,155,263
2011	1,155,263
Thereafter	3,465,786
	9,242,101

13. ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana mine. The following table summarizes the movements in the asset retirement obligation:

	Year ended December 31 2006 $	Year ended December 31 2005 $
Recognition of new obligation	2,423,562	-
Balance - End of period	**2,423,562**	**-**

The asset retirement obligations have been recorded initially as a liability at fair value, assuming a credit adjusted risk-free discount rate equivalent to the one year LIBOR rate of 5.31% as at December 31, 2006 and an inflation factor of 2.5%. Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total undiscounted estimated cash flow of $6,154,554.

14. SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(75,042)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				(47,470)
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
August 2006	Conversion of stock options	12,332			13,175
	Less: Share issue costs				(896)
September 2006	Issue of shares	75,000,000	C$1.40	C$105,000,000	93,996,000
	Less: Share issue costs				(2,886,392)
December 2006	Conversion of stock options	1,154,999			841,901
	Less: Share issue costs				(911)
	Issue of shares	2,713,341	C$2.1175	C$5,745,500	5,000,000
	Less: Share issue costs				(9,514)
	Balance at December 31, 2006	**438,208,807**			**$304,217,013**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

(c) Stock Options

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the "Plans"). Options may be granted under the Plans to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules. Such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
			(Years)		
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**6.7**	**8,720,000**	**C$0.69**
Options issued, vesting over 2 years	850,000	C$0.60	8.2	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.4	100,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	8.7	594,667	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.0**	**9,981,334**	**C$0.69**
Options issued, vesting over 2 years	750,000	C$0.85	8.7	500,000	C$0.85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.0	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	8.7	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.0	4,920,565	C$0.95
Options issued, vesting over 2 years	1,350,000	C$1.61	9.7	450,000	C$1.61
Options exercised	(1,167,331)	C$0.60	-	(1,167,331)	C$0.60
Options forfeited or expired	(54,668)	C$1.55	-	(54,668)	C$1.55
Outstanding at December 31, 2006	**29,523,566**	**C$0.85**	**8.6**	**21,872,899**	**C$0.78**

Available for grant at December 31, 2006 14,297,314

The fair value of the 20,133,565 options granted during the year under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.86% to 4.24%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 20,133,565 options granted amounts to $17,307,020 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $16,064,291 for 2006 (2005: $1,768,643). As at December 31, 2006 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1,887,542 (December 31, 2005 $614,478).

15. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	December 31 2006	December 31 2005
	$	$
Balance - Beginning of period	**3,076,695**	**1,307,852**
Stock based compensation	16,077,369	1,768,843
Transferred to share capital on conversion of stock options	(247,308)	-
Stock options forfeited	(13,078)	-
Balance - End of the period	**18,893,678**	**3,076,695**

16. CONTINGENT LIABILITIES

	December 31 2006	December 31 2005
The Company has contingent liabilities as follows:	$	$
Bank guarantees and letters of credit in respect of		
Leased premises – secured by cash deposits	31,572	29,204
Exploration permits – secured by cash deposits	28,389	26,260
Lumwana mine development - secured by cash deposits	24,205,417	-
	24,265,378	**55,464**

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over the Company's tenements in South Australia. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

17. COMMITMENTS FOR EXPENDITURE

(a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2006 of $500,000 (December 31, 2005 of $1,526,543) for the next year. These obligations are not provided for in the financial statements.

No estimate has been given beyond one year as this is dependent upon the Directors' review of operations in the short to medium term. Commitments for all tenement expenditure can be terminated at any date by forfeiture, exemption, sale or assignment of the tenements.

(b) Lumwana Mine Capital Commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana Mine at December 31, 2006 are:

	December 31 2006 $	December 31 2005 $
Within 1 year	437,561,109	39,896,993
Within 1 to 2 years	100,365,868	-
Total commitments	**537,926,977**	**39,896,993**

(c) Lease commitments

	December 31 2006 $	December 31 2005 $
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	81,490	143,959
Within 1 to 2 years	10,646	95,336
Within 2 to 3 years	-	7,668
Total commitments	**92,136**	**246,963**

These operating leases are for office premises and office equipment and expire in 2007 and 2008.

18. EMPLOYEE FUTURE BENEFITS

(a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Year ended December 31 2006 $	Year ended December 31 2005 $
Amounts paid on behalf of employees	199,135	264,608

(b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2006 salaries are assumed to grow at a rate of 3% per annum and cash flows are discounted using a rate of 5.6%.

	Year ended December 31 2006 $	Year ended December 31 2005 $
Balance - Beginning of period	**230,439**	**179,477**
Liability recognised during period	100,644	53,593
Reduction of liability through leave paid	(68,827)	(2,557)
Reduction of liability through cessation of employment	(2,767)	(74)
Balance - End of period	**259,489**	**230,439**
Less current portion	(229,640)	(215,353)
Total non-current long service leave provision	**29,849**	**15,086**

19. SEGMENT INFORMATION

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Lumwana Project
Construction of the Lumwana Project in northwest Zambia commenced in 2006 with commissioning expected during the second quarter of 2008.

Exploration
Equinox has 100% control of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Zambian Copperbelt. The Company is actively exploring this area for copper and uranium resources.

Corporate
The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2006 segment information is presented as follows:

	Lumwana $	Exploration $	Corporate $	Total $
Interest Received	3,930,336	59	902,657	4,833,052
Other income (expense)	10,458	55,190	4,403,421	4,469,069
Share of loss of equity accounted investee	-	-	(457,612)	(457,612)
Operating expenses	-	(2,472,247)	(21,649,312)	(24,121,559)
Amortization of property, plant and equipment	-	(31,653)	(68,108)	(99,761)
Segment profit (loss) before under noted items	3,940,794	(2,448,651)	(16,868,954)	(15,376,811)
Income taxes	(982,584)	-	-	(982,584)
Minority interest	-	182,814	-	182,814
Segment profit (loss)	2,958,210	(2,265,837)	(16,868,954)	(16,176,581)
Property, plant and equipment	235,283,461	83,003	124,585	235,491,049
Equity Investment	-	-	1,371,375	1,371,375
Total assets	345,261,701	257,202	11,655,463	357,174,366

For the year ended December 31, 2005 segment information is presented as follows:

	Lumwana $	Exploration $	Corporate $	Total $
Interest Received	-	147	395,247	395,394
Other income (expense)	6,000	119,485	(593,853)	(468,368)
Operating expenses	(6,779)	(1,784,106)	(4,981,761)	(6,772,646)
Amortization of property, plant and equipment	-	(6,845)	(56,042)	(62,887)
Segment profit (loss) before under noted items	(779)	(1,671,319)	(13,704,713)	(6,908,507)
Income taxes	-	-	-	-
Minority interest	-	262,500	-	262,500
Segment profit (loss)	(779)	(1,408,819)	(13,704,713)	(6,646,007)
Property, plant and equipment	5,701,787	8,840	211,297	5,921,924
Total assets	46,741,038	101,832	112,058,881	158,901,751

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

Geographical Reporting
The Company's Lumwana Project and exploration programs are both located in Zambia. The Canadian and Australian segments carry out all of the groups corporate activities. In previous years regional exploration was carried out in Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting **Total Assets**	**December** **2006**	**December 31** **2005**
	$	**$**
Zambia	346,274,074	48,193,987
Australia	6,906,365	14,127,804
Canada	3,993,927	96,478,128
Peru	-	101,832
	357,174,366	**158,901,751**

EQUINOX MINERALS LIMITED
Development Stage Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

20. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2006						
Financial assets						
Cash and cash equivalents	6,280,254	59,550,316	-	-	407,477	66,238,047
Restricted cash	-	24,263,588	-	-	1,790	24,265,378
Receivables	-	-	-	-	5,705,790	5,705,790
	6,280,254	83,813,905	-	-	6,115,057	96,209,215
Weighted average interest rate	2.19%	5.24%	-	-	-	
Financial liabilities						
Accounts payable	-	-	-	-	56,036,669	56,036,669
EIB Loan	-	1,155,263	4,621,052	3,465,786	-	9,242,100
	-	1,155,263	4,621,052	3,465,786	56,036,669	65,278,769
Weighted average interest rate[1]	-	5.26%	5.26%	5.26%	-	
Net financial assets (liabilities)	**6,280,254**	**82,658,642**	**(4,621,052)**	**(3,465,786)**	**(49,921,612)**	**30,930,446**

[1] interest on the EIB loan switches to variable on October 1st 2007 as per note 12.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non - Interest Bearing	Total
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	-	-	259,831	111,689,812
Restricted cash	-	53,809	-	-	1,655	55,464
Receivables	-	-	-	-	144,330	144,330
	956,287	110,527,503	-	-	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	-	-		
Financial liabilities						
Accounts payable	-	-	-	-	3,067,064	3,067,064
EIB Loan	-	-	4,145,575	4,145,575	-	8,291,150
	-	-	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	-	-	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

(c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

(d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

(e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 2 (d).

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings
- certain exchange differences arising from foreign currency borrowings
- amortization of deferred financing costs in relation to the issuance of options to financiers

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

On December 8, 2006, in connection with the execution of the US$583.8 million bank debt facility for the Lumwana Project the Company issued to the EIB, in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 common shares at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities.

Australian exploration leases on which Equinox was previously exploring for nickel have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol "LTR". As consideration for the tenements Equinox received 9,000,000 Liontown shares, refer to note 11 for further details.

22. SUBSEQUENT EVENT

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ("Lumwana") fixed price EPC construction contract ("EPC"), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equinox's wholly owned subsidiary Lumwana Mining Company Limited ("LMC") and Chambishi Copper Smelter Limited ("Chambishi"), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the "Agreement") for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year "take and pay" contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ("Units") at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the "Offering"). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

23. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both "the Closed Group" and "the Extended Closed Group" as defined by the Australian Securities and Investments Commission ("ASIC") Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the "Closed Group") entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the "Extended Closed Group").

Set out below are the condensed statements of earnings and balance sheets for the years ended December 31, 2006 and 2005 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	**Closed Group**		**Extended Closed Group**[1]	
	December 31 2006	**December 31 2005**	**December 31 2006**	**December 31 2005**
	$	**$**	**$**	**$**
Other Income/Expense	6,949,372	(1,827,660)	9,302,121	(72,975)
Expenditure				
Exploration	314,781	1,123,969	2,456,118	2,142,514
General and administration	5,581,832	2,095,795	5,601,150	2,375,185
Capital raising costs	-	-	-	486,103
Incentive stock options issued	16,064,291	1,768,843	16,064,291	1,768,843
Share of loss of equity accounted investee	457,612	-	457,612	-
Amortization of property, plant and equipment	68,108	56,042	99,761	62,887
	22,486,624	5,044,649	24,678,932	6,835,532
Loss for the period	**(15,537,252)**	**(6,872,309)**	**(15,376,811)**	**(6,908,507)**
Income Tax	-	-	(982,584)	-
Non controlling interest	-	-	182,814	262,500
Deficit – beginning of period	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Deficit – end of period	**(32,323,407)**	**(16,786,155)**	**(34,868,389)**	**(18,691,808)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

Condensed balance sheet	Closed Group		Extended Closed Group[1]	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	7,956,700	110,919,073	66,238,047	111,689,812
Restricted cash	59,961	55,464	24,265,378	55,464
Accounts receivable	298,287	141,698	5,705,790	144,330
Prepayments	34,346	24,078	524,142	50,970
	8,349,294	111,140,313	96,733,357	111,940,576
Receivables from subsidiaries[2]	280,582,582	36,769,240	-	-
Investments in subsidiaries	-	2,200,695	-	-
Property, plant and equipment	139,052	220,788	235,491,049	5,921,924
Deferred exploration and evaluation costs	-	-	-	39,555,390
Deferred financing cost	-	-	21,782,845	1,483,861
Equity Investment	1,371,375	-	1,371,375	
Other financial assets	1,795,740	-	1,795,740	-
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	1,191,269	869,505	56,036,669	3,067,064
Current portion of employee future benefits	229,640	215,353	229,640	215,353
Current portion of long term debt	-	-	1,155,263	-
	1,420,909	1,084,858	57,421,572	3,067,064
Long term debt	-	-	8,086,838	8,291,150
Employee future benefits	29,849	15,086	29,849	15,086
Non current tax liability	-	-	982,584	-
Asset Retirement Obligation	-	-	2,423,562	-
	1,450,758	**1,099,944**	**68,944,405**	**11,588,653**
SHAREHOLDERS' EQUITY				
Share capital	304,217,014	162,940,552	304,217,013	162,940,552
Deficit	(32,323,407)	(16,786,155)	(34,868,389)	(18,691,808)
Contributed surplus	18,893,678	3,076,695	18,893,678	3,076,695
Cumulative translation adjustments	-	-	(12,341)	(12,341)
	290,787,285	**149,231,092**	**288,229,961**	**147,313,098**
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

EQUINOX MINERALS LIMITED

ARBN 108 066 986

March 22, 2007

Uranium Bankable Feasibility Commenced by Equinox

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Company") has commenced a Bankable Feasibility Study ("UFS") on the uranium resources which occur within, and adjacent to, the Lumwana Copper Project ("Lumwana") orebodies that are currently being developed in the North Western province of Zambia.

The Company completed a Bankable Feasibility Study in 2003 ("2003-BFS") at Lumwana which included work on the extraction of the uranium mineralization to produce uranium oxide ("Yellowcake"), an evaluation of the Lumwana uranium resources (which entailed resource definition and metallurgical test work) and the design and costing of a separate process plant specifically for the extraction and processing of Lumwana uranium ore.

With Lumwana now fully permitted and under construction and in light of the robust and strengthening long-term uranium market, the Company has commenced the UFS to review and update the 2003-BFS.

Uranium Feasibility Study

To this end, the Company is pleased to announce that **Ausenco Limited ("Ausenco") (ASX symbol: "AAX")** has been contracted to manage and implement the UFS. A four phase program has been designed for the UFS to:

- Review the 2003-BFS uranium study including resources/reserves, metallurgy and process plant design;
- Conduct a further metallurgical testwork program;
- Design a processing plant and infrastructure to produce Yellowcake on-site; and
- Prepare capital and operating cost estimates with an accuracy of ±15%.

Ausenco, in joint venture with Bateman Engineering NV, are currently engaged for the EPC construction contract on the Lumwana copper project. In preparation to execute this new contract, Ausenco has assembled a team with considerable uranium expertise that will work in parallel with their construction team already on-site at Lumwana. The UFS has commenced and is anticipated to be completed in Q1-2008.

Lumwana Uranium Resources

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation. Lumwana Uranium Mineral Resources have been

estimated at 9.5 million tonnes grading 0.093% U_3O_8 Indicated, and 2.6 million tonnes of 0.042% U_3O_8 Inferred, for a combined total of 21.4 million pounds of contained U_3O_8 (see Company press release May 02, 2005). The Lumwana uranium resource has been estimated using a 0.01% uranium cut-off grade and is consistent with JORC/NI43-101 requirements, as detailed in the Technical Report (October 2006) on www.sedar.com. An infill drilling program will be conducted as part of the UFS to facilitate mine design and develop proven and probable reserves.

Equinox President and CEO, Craig Williams commented that "the positive long-term outlook for uranium has the potential to further enhance the economics of the Lumwana Project if a uranium by-product is economically viable. The Company is evaluating this potential and considering alternatives for realizing any uranium development option. This Uranium Feasibility Study will however not impact on Equinox's current construction schedule for the commissioning of the Lumwana Project in Q2-2008."

Lumwana, owned 100% by Equinox, is located in the North Western Province of the Republic of Zambia. It is anticipated that the Lumwana mine will produce an average of 169,000 tonnes of copper metal per year contained in concentrates for the first 6 years of its 37 year mine life.

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

For further information please contact:

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email*: equinox@equinoxminerals.com
or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email*: kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

Annual Report (Amended) (March 23, 2007)

102.

Equinox Annual Report 2006



Launching a Mid-Tier Copper Producer

EQUINOX
MINERALS LIMITED

Contents

Corporate Directory

Directors and Officers

Sir Samuel Jonah	*Chairman*
Craig R Williams	*President & Chief Executive Officer*
Harry N Michael	*Director, Vice President Operations & COO*
Dave V Mosher	*Director*
Brian W Penny	*Director*
Michael J Klessens	*Vice President Finance & CFO*
Kevin van Niekerk	*Vice President Investor Relations & Corporate Development*
Robert L Rigo	*Vice President Project Development*
Ralph L Gibson	*Vice President Project Finance*

Equinox Minerals Limited Offices

Canada

155 University Avenue, Toronto Ontario, Canada M5H 3B7
Telephone: +1 (416) 865 3393
Facsimile: +1 (416) 865 3394

Australia

50 Kings Park Road, West Perth, Western Australia, Australia 6005
Telephone: +61 (8) 9322 3318
Facsimile: +61 (8) 9324 1195
Email: equinox@equinoxminerals.com
Website: http://www.equinoxminerals.com

Stock Symbol

EQN – Toronto Stock Exchange, Australian Stock Exchange

Auditors

PricewaterhouseCoopers LLP
Suite 3000, Box 82, Royal Trust Tower, TD Centre
Toronto Ontario, Canada M5K 1G8

Transfer Agents

CIBC Mellon Trust Company
199 Bay Street, Commercial Court West, Securities Level
Toronto Ontario, Canada M5L 1G9
Telephone: +1 416 643 5500

Advanced Share Registry Services

110 Stirling Highway, Nedlands, Perth, Western Australia, 6009, Australia
Telephone: +61 (8) 9389 8033

Introduction

Equinox is an international exploration and mine development company that is developing Lumwana, a major copper project in Zambia, and is actively exploring for base metals and uranium in Zambia.

The Corporation's shares are listed in Canada on the Toronto Stock Exchange and on the Australian Stock Exchange under the symbol 'EQN'.

The Company's primary focus is the development of the Lumwana Project in Zambia; one of the world's fastest growing copper exporting countries. Lumwana, owned 100% by Equinox, is situated 220 km northwest of the world-renowned Zambian Copperbelt.

The Company has signed a debt facility with a group of international financial institutions to provide a total of US$583.8 million in senior and subordinated project finance and over the last 16 months the Company has raised a total of US$427 million in equity finance.

With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% copper, Lumwana represents one of the largest fully permitted copper projects in the world currently under construction and the largest new mining project seen in Zambia in 40 years.

The Project is expected to process 20 million tonnes per year of ore to produce copper concentrates containing an average of 169,000 tpa of copper metal (or 373 million lbs of copper per year) in the first six years and average Lumwana production of 122,000 tpa of copper metal (269 million lbs/year) over the life of mine (37 years).

Lumwana mine construction is on schedule with commissioning expected during Q2-2008.

Equinox is progressing towards its objective of operating Africa's largest copper producing mine and of transforming the Company into a mid-tier copper producer.

Equinox – 2006 Milestones

Equinox has made significant progress during 2006 and achieved the following milestones:

Lumwana Project Development:

- Construction of the Lumwana Project commenced in early 2006 and accelerated over the year;
- a Fixed-Price Engineering, Construction & Procurement ('EPC') Construction Contract was signed with the Ausenco – Bateman Joint Venture;
- Long-Term Power Construction and Supply Agreements were signed with ZESCO with power commissioning scheduled by Q4-2007;
- an in-fill drill program was completed at Lumwana which more than doubled Lumwana mine life to 37 years, with Proved and Probable Mineral Reserves alone of 16 years; and
- in February 2007 the Company signed the first Lumwana Concentrate Offtake agreement, a 5-year 'take and pay' contract with the new Chambishi Copper Smelter for 55% of Lumwana concentrate production.



Tires arrive on site



Early stage earthworks at dam site



First Hitachi EH4500 haul truck assembled on site

Project Financing

- Equinox signed a US$583.8 million senior and subordinated project finance debt facility in December 2006 with a syndicate of international financial institutions;
- The Company completed a number of major equity raisings in the past 16 months for a total of Cdn$495 million (US$427 million); and
- To date Equinox has received awards for "Mining Finance Deal of the Year" from four separate internationally recognized project finance publications.

Exploration

- The Company has invigorated it's exploration activities for both copper and uranium in Zambia with exciting exploration results reported from prospects on the Copperbelt and in the vicinity of Lumwana;
- Equinox restructured it's non-Zambian exploration interests, vending it's gold projects in Peru into the TSX-V listed Alturas Minerals Corp ("ALT") and most of it's Australian base metal interests into the ASX listed Liontown Resources Limited ("LTR"), retaining significant minority interests in both companies; and
- In late 2006, Equinox received Mining Journal's '2006 Exploration Award' for the work carried out at Lumwana.

Corporate

- In 2006 Equinox was added to the S&P/TSX Composite Index, TSX SmallCap Index and the Materials, Metals & Mining Sector Index; and
- During 2006 Equinox was the 7th best performing stock in the TSX S&P-300 Index and recorded the 3rd highest trading volumes for the year.

2007 Objectives

- Maintain construction schedule so as to commission during Q2-2008, including:
  - Deliver, install and commission major fabricated plant and capital items;
  - Train project workforce of 1000 personnel;
  - Deliver initial mining fleet and progress on-site assembly;
  - ZESCO Electrification at site by Q4-2007;
  - Commence stripping of the Malundwe orebody and initial stage of the open pit development;
- Place the remaining Lumwana concentrate offtake;
- Implement hedging facilities for a portion of production;
- Expand exploration activities; and
- Conduct Lumwana Uranium feasibility study.

Launching a Mid-tier Copper Producer

2006 was a pivotal year for Equinox with numerous significant achievements underpinning the Company's continued progress towards building a mid-tier copper producer in order to generate substantial growth for shareholders.

Lumwana will be a very large operation. Construction is well underway at the mine and plant site. The Project will process about 20 million tonnes per year of ore to produce copper concentrates containing an average of 169,000 tonnes of copper metal (or 373 million lbs of copper per year) per year in the first 6 years and average Lumwana production over the 37-year Life-of-Mine 122,000 tonnes of copper per year.

The Company awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd. and Bateman Minerals and Metals Pty Ltd., both highly experienced groups that have previously built large copper plants. The fixed-price EPC contract for US$407.6 million will limit cost overrun exposure and completion risk for Equinox and its Financiers.

Other key contracts secured for the development of Lumwana include the long-term power construction and supply contract with ZESCO, the Zambian national energy provider, which is expected to commission late in 2007. Mining fleet supply contracts were signed with Hitachi (240t haul trucks and excavators), Caterpillar (ancillary mining fleet) and Sandvik (drill rigs). The first five Hitachi trucks have been delivered to site and are being assembled.

Equinox is also now seeing the benefit of showing the foresight of ordering the critical long-lead mill items in late-2005. All of the major process plant components including the primary crusher, the SAG mill and the ball mill have been fabricated and are currently being shipped to site.

Onsite, where construction began early in 2006, major earthworks are at an advanced stage with all key arterial roads largely completed, the main water dam commissioned, plant site preparation for plant construction completed and the laying of foundations for the mills commenced. Clearing of the Malundwe ore body has commenced and the excavation of the starter pit will commence in April, exposing the ore body for the first time (a particularly exciting time for a geologist such as me).

In mid-2006, an extensive in-fill drilling program was conducted, producing a very significant doubling of mine life for Lumwana, increasing from 18 years to 37 years, and including 'Proved and Probable Mineral Reserves' alone of 16 years. The high rate of conversion from 'Inferred' to 'Indicated' categories confirms the consistency and predictability of the Lumwana orebodies. Doubling the mine life earned Equinox the '2006 Exploration Award' from the well respected UK based Mining Journal magazine.

In early 2007 in a landmark agreement, Equinox signed its first Lumwana offtake contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine. Equinox will supply this new smelter in a 5-year 'take and pay' contract to commence from Lumwana commissioning with annual commitments to Chambishi of 100,000 tonnes of copper contained in concentrates per year or approximately 230,000 tonnes per year of Lumwana concentrates. The contract represents the coming together of two important new projects and further underpins the growth of the copper industry in Zambia whilst cementing a strong international alliance between Zambia and the sponsoring companies from China, Canada and Australia.

In December, Equinox signed the US$583.8 million Lumwana project debt facility. The facility will be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies. The signing of the debt package is testament to the confidence the wide range of financial institutions involved in Lumwana have in the Company, its management and the Lumwana Project, as well as in Zambia. Recognizing this significant achievement Equinox has to date been awarded 'Mining Deal of the Year' by four separate internationally recognized project finance publications.

Coupled with the debt funding package, Equinox completed four major equity raisings in the past 16 months to ensure capital purchase programs and commissioning all remain on schedule and fulfilling our equity requirements necessary for debt draw-down.



Steel rigging for SAG / Ball mill foundations



SAG mill head fabrication in France



Heavy lift (275t) crane at Lumwana plant site

Total equity raised in this period amounts to Cdn$495 million (US$427 million), including a US$30 million investment made by ZCCM, the national mining company of the Government of the Republic of Zambia. This investment facilitates Zambian participation and underlines the renaissance occurring in this mining friendly country.

In exploration, Equinox reinvigorated activities elsewhere in Zambia including on the 19,300 km² of highly prospective properties covered by the Zambezi Project tenements. Interesting drill intercepts were reported from the Ndola West Prospect on the Copperbelt and from a number of prospects in the Lumwana region.

On a sad note in May 2006, Dr. Bruce Nisbet who co-founded Equinox with me, died following a brief, but courageous battle with cancer. As a friend and close business partner for almost 25 years, I enjoyed the wonderful experience of sharing a career with a uniquely gifted geologist. It is incredibly disappointing that Bruce will not now share the rewards of 13 years of intensive work and commitment to Equinox as the Company approaches its goal of emerging as a significant copper producer at Lumwana.

Finishing off the year on a positive note, the Standard & Poor's Canadian Index Operations added Equinox to the S&P/TSX Composite, the TSX SmallCap and the Materials, Metals & Mining Sector indices in Canada. The Company's S&P/TSX Composite market performance in 2006 was impressive, rating 7th in terms of share price appreciation and 3rd in terms of volume traded.

By meeting our target objectives, Equinox expects to commission Lumwana in Q2-2008. As an emerging major new producer, we plan to move aggressively forward as owner and operator of Africa's largest copper mine.



Craig R. Williams
President and Chief Executive Officer

Equinox – Lumwana Project & Construction Summary

Construction of the SAG / Ball mill foundations at Lumwana plant site.




Surveying the crusher pad


Onsite assembly of Hitachi EX8500 excavator


Road transport of SAG mill shell segments





Equinox – Lumwana Project & Construction Summary

Summary

Situated 220 km northwest of the Zambian Copperbelt, Lumwana hosts a Proven and Probable Mineral Reserve of 321 million tonnes of ore grading 0.73% copper which represents one of the largest copper assets anywhere in the world currently in mine construction.

The Company's optimized development plan is based on the published (October 2006 Technical Report) 'Development Case' which provides a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources to be mined over a 37 year mine life ('LOM') on the basis of processing 20 million tonnes per year of ore to produce copper concentrates for shipment to local and/or overseas smelters.

LOM (37 years) annual production will average 122,000 tonnes (269 million lbs) of copper metal with over 169,000 tonnes (373 million lbs) being produced per year during the initial 6 year period. Total Operating Cash Costs under the Development Case are expected to be US$0.78 per pound during the initial 6 year period and average US$0.90 per pound of copper produced for LOM.

In addition, Lumwana hosts a uranium resource containing almost 22 million pounds of U_3O_8.

Project Location

Located in the North Western Province of Zambia, 220 km west of the Copperbelt and 65 km west of the town of Solwezi, Lumwana is easily accessed by the Northwest Highway. The Copperbelt, one of the world's greatest concentrations of copper-cobalt deposits, has been a centre of commercial copper production for 80 years.

Mining License

The Lumwana Large Scale Mining License, LML-49, covers 1,355 km^2 and includes two major copper deposits, Malundwe and Chimiwungo, and 25 exploration prospects. Equinox owns 100% of LML-49.

Infrastructure

One of the key reasons that Lumwana has not been mined earlier is the limited regional infrastructure. This situation is now changing with strong support from the Zambian Government. The Northwest Highway, which links the Lumwana region, Solwezi and the Copperbelt, passes within 3 km of the project. The Government has completed a highway upgrade as far as Solwezi and has committed to extend the upgrade to Lumwana.

The Government has also completed the construction of a 330kV power line to Solwezi which is being extended to Lumwana. Power line construction and long-term (15 year) power supply off-take agreements have been signed with ZESCO, the Zambian national power generating and distributing company. Construction for this 330kV power line extension has already commenced with commissioning scheduled for late 2007.

Mine Plan

The Company's optimized mine plan is based on the 'Development Case' which contemplates a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources to be mined over a 37 year mine life on the basis of processing 20 million tonnes per year of ore at an average strip ratio of 4.2:1.

The Development Case mine plan envisages that the Malundwe and Chimiwungo deposits, which are 7 km apart, will be mined sequentially by open-pit mining methods. The ore bodies are 95% sulphide (with only 5% oxide) and very consistent, so large-scale bulk-mining methods will be employed utilizing equipment that includes 240 tonne capacity diesel-AC drive haulage trucks and 26m^3 capacity electric face shovels.

Sulphide ore will be processed on-site by conventional crushing, grinding and flotation to produce copper concentrates for shipment to off-site smelters. Metallurgical test work indicates recoveries of greater than 95% copper, producing average concentrate grades of 43.3% Cu for Malundwe and 29.5% Cu for Chimiwungo. The flotation plant has a design capacity to treat 20 million tonnes per year of ore and will, in the first 6 year period, produce in concentrate 169,000 tonnes of copper metal per year (373 million lbs per year).

Equinox – Lumwana Project & Construction Summary

In early 2007 in a landmark agreement, Equinox signed its first Lumwana offtake contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine on the Zambian Copperbelt.


DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
0
200km
Lumwana
Copperbelt
MALAWI
ANGOLA
ZIMBABWE
NAMIBIA
Major road
Railway
Lumwana LML 49

Life of mine production will average 122,000 tonnes of copper metal per year (269 million lbs year).

Concentrate Offtake

In early 2007 in a landmark agreement, Equinox signed its first Lumwana off take contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine on the Zambian Copperbelt. Equinox will supply this new smelter in a 5-year "take and pay" contract to commence from Lumwana commissioning, with annual commitments to Chambishi of 100,000 tonnes of copper contained in concentrates or approximately 230,000 tonnes of Lumwana concentrates.

Equinox continues to hold discussions with a number of other smelters for placement of the balance of concentrate product.

Project Debt and Equity Financing

The Company signed a US$583.8 million senior and subordinated project finance debt facility with a group of financial institutions for the completion of development and construction of Lumwana. The project debt facility is being provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies.

Equinox completed equity financing in the past 16 months totalling US$427 million primarily through a syndicate of Canadian and Australian investment banks. As well as these public issues a US$30 million private placement to ZCCM Investments Holdings Plc evidenced strong support for the Lumwana Project by the Government of the Republic of Zambia.

Debt drawdown is expected to commence during Q2-2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first 5 years.

The Company is progressing towards the completion of these conditions precedent.





Arrival onsite of half sections of the 'bowl' for Hitachi haul trucks



Construction of the Primary Crusher foundations

Lumwana Construction
Project construction commenced in early 2006. To date, construction activity highlights include the following:

- Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
- Completion of the main embankment wall and stream diversion channel or the water storage facility;
- Assembly of the initial Hitachi diesel/AC-drive haul trucks with the components for the first five 240 t trucks delivered to site. Tires, to be supplied under a long-term supply and management contract, also began arriving on site late in the fourth quarter of 2006;
- Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007;
- The first mass concrete pour took place in December, 2006 and is continuing for the SAG/ball mill and primary crusher foundations; and
- Building of construction camp accomodation for over 1000 workers and commencement of Lumwana town construction.



Hitachi EX5500 excavator components arriving on site

The construction schedule remains on target, with commissioning of the mine scheduled to take place late in the second quarter of 2008.

Potential Project Enhancements
Lumwana concentrates have the potential to produce by-products including gold, cobalt and sulphuric acid. Also, during the Bankable Feasibility Study a uranium leach circuit was designed to extract uranium from the uranium mineralization stockpile. Equinox plans to further pursue the processing of uranium ore by conducting a uranium feasibility study in the coming year. Such potential by-product credits have not currently been taken to account in Lumwana economics.

Reserves & Resources

The Lumwana Project includes the Malundwe and Chimiwungo deposits. The Lumwana resource, defined by Golder Associates Pty. Ltd. ('Golder') in accordance with the JORC Code and CIM Standards NI43-101 and using a 0.2% copper cut-off, has been defined as follows:

Lumwana Resources: Measured + Indicated + Inferred

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined and stockpiled during the copper mining operation and as such, processing of the copper ore does not produce any uranium 'contamination' of resultant copper concentrate. The Lumwana Uranium resource has been estimated using a 0.01% uranium cut-off grade as shown below.

Lumwana Uranium Mineral Resources

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19 408 000
Inferred	2.6	0.042	2 035 000

Lumwana Sulphide Reserves & Resources within Designed Pits – Development Case

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Combined Mulundwe + Chimiwungo		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	321.3	0.73
Total Inferred Resource	417.2	0.60



SAG mill shell fabrication in Spain

Notes to Resources & Reserves Table

The Mineral Reserve and Resource within engineered pits were determined by Golder on the basis of 12.5mx12.5mx4m block models, including mining dilution and recovery, and optimized by Whittle 4X software with associated pit designs generated using Vulcan software. The cut-offs applied were based on $1.20/lb Cu, resulting in sulphide cut-off grades of 0.16% for Malundwe and 0.21% for Chimiwungo. The Lumwana Uranium resource estimate was carried out based on a 0.01% U_3O_8 cut-off, ordinary kriging on 2m composite samples using 25mx25mx4m and 5mx5mx2m blocks.

Competent Persons

The estimates of mineral resources and ore reserves were prepared in accordance with the standards set out in the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (The JORC Code) and in accordance with CIM standards as prescribed by National Instrument 43-101. Mineral resource and reserve data is based on information compiled by persons who are members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and who have the relevant experience as 'competent persons' as defined in the JORC Code and as a 'Qualified Person' in accordance with National Instrument 43-101 in relation to the mineralization being reported on.

Technical information in this publication is summarized or extracted from the 'Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia' dated October 2006, prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal of Golder Associates Pty Ltd., Tim Miller, Director, of Investor Resources Finance Pty Ltd, and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd., each of whom is a 'Qualified Person' who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

Forward Looking Statements

Statements within this publication are forward-looking, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. See the October 2006 Technical Report on SEDAR at www.sedar.com for further details.

Equinox – Lumwana Project & Construction Summary

Zambia is one of the most stable countries in Southern Africa, benefiting from a robust, functioning multi-party democracy.



President Mwanawasa – Lumwana ground breaking ceremony with Craig Williams and Harry Michael



Chairman Sir Sam Jonah and President Mwanawasa

Zambia – Strong support for mine development

Zambia is one of the most stable countries in Southern Africa, with a functioning multi-party democracy. The Government is fully committed to mining development, which provides more than 85% of the country's foreign exchange earnings on an annual basis.

The Zambian Government has demonstrated strong fiscal discipline and good governance. Consequently the government has received external debt relief mainly from the International Monetary Fund, the World Bank and the African Development Bank which led to a significant reduction in the national debt.

Equinox in 2005 signed a Development Agreement with the Government that provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions including:

- no exchange controls;
- no restrictions on foreign shareholding levels;
- no requirements for government equity in development projects;
- corporate tax rates of 25% for mining development and production;
- gross royalty on payable metal production of 0.6%; and
- no capital gains tax.



Equinox – Exploration Activities in Zambia & Globally

Exploration provides the critical 'pipeline' of projects...



0
100km
LUMWANA
LML 49
Kitwe-Mwerkere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Major road
Railway
Lumwana project
Zambezi JV projects
Lufwanyama
Lusaka

Zambia

Zambia has been a commercial copper producing country for over 80 years achieving peak output of 720,000 tpa in the early 1970's. The resurgence of mining investment following divestiture of the former national mining company, ZCCM in the mid-1990's created a significant recovery in national copper production, exports and tax revenue. The Zambian Copperbelt remains one of the world's great copper provinces. With limited copper exploration since the 1970's and with 40% of the country still to be geologically mapped, Zambia hosts outstanding exploration opportunity. Equinox has applied modern exploration technology and concepts to leverage its opportunity.

The Equinox team knows how to explore in Zambia, having been active in the country since 1996. The company has an extensive portfolio of exploration properties in Zambia with outstanding copper potential, on the Copperbelt and in the North Western Province. Furthermore the significant number of radiometric anomalies actively being investigated offer great potential to increase the Company's current uranium resources.

Equinox will maintain an accelerated exploration effort in parallel with Lumwana construction to maintain an exploration 'pipeline' of projects.

Globally

Elsewhere, Equinox has interests in Australian nickel and IOCG exploration through equity interests in Liontown Resources Limited, (ASX: "LTR") and Alturas Minerals Corp. (TSX-V: "ALT") for gold and copper-gold exploration in Peru.

Lumwana Exploration

The Lumwana mining license covers 1,355 km^2 and is located on the Mwombezhi Dome. It is one of the most prospective parts of Zambia for large-scale, copper-cobalt deposits. In late 2004, Equinox demonstrated the success of its exploration strategy with the 'blind' discovery at Chimiwungo North, the first new discovery in the Lumwana region in over 40 years.

Modern geological tools utilized by Equinox at Lumwana include the application of high-resolution aero-magnetics and detailed induced polarization ('IP') geophysical surveys and these were critical in Equinox's success. Equinox has coupled these modern exploration techniques with revised geological concepts in a strategy to maximize its opportunity in some of the most prospective parts of the Central African Copperbelt.

Equinox has identified numerous targets at Lumwana including:

- The Kanga Prospect, a series of highly prospective geophysical anomalies that stretch over a strike length of 2 km occurring directly on strike and immediately to the south of the planned Malundwe Pits.


RC drilling at Ndola West prospect


Lumwana exploration team at Kababisa


Field assaying of RC samples at Lumwana

Reverse circulation percussion ('RC') drilling is underway with the initial phase of 10 x RC holes released showing all holes intersected copper mineralization (occurring as chalcopyrite and subordinate amounts of bornite, with cobalt also present) and three holes intersected uranium mineralization. The Malundwe deposit, the first to be mined, remains open in three directions;

- The Nyungu Prospect located about 40 km southwest of Malundwe where previous drilling intersected copper sulphides. Equinox has completed a geophysical program to define targets at Nyungu and rotary air-blast ('RAB') drilling is underway; and
- The Kababisa Prospect which lies 3 km northeast of Malundwe and 7 km from the Lumwana plant site. A geophysical and IP program identified many drill targets at Kababisa and RAB and RC drilling is underway.

Equinox considers Chimiwungo North and the other 'near mine' targets as showing significant potential to develop into resources which could be exploited during Lumwana mine life. Furthermore, the significant number of radiometric anomalies actively being investigated offer great potential to increase the Company's current uranium resources.

Equinox is expanding its exploration effort now that Lumwana construction has commenced so as to maintain an exploration 'pipeline' of projects.

Zambezi Project

Although the Company has been focusing on Lumwana, Equinox has maintained other exploration activities in Zambia. Equinox controls 100% of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Copperbelt, referred to as the Zambezi Project. Equinox controls extensive ground positions over 3 of the 4 mineralized 'domes' in Zambia.

In the Kafue Dome of the Copperbelt the Kitwe-Mwekere properties adjoin many of the current major Copperbelt mining operations. The most highly prospective targets within these tenements, include the Ndola West, Ngala and Mwekere prospects. All of these are in the Lower Roan sequence which extends for approximately 90 km along the border between Zambia and the Democratic Republic of Congo ('DRC'), between the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier and Nina prospects of First Quantum that are located within 2 km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Other priority prospects include Ndola West where the Company intersected significant shallow oxide copper mineralization, including a wide intercept of 64m @ 2.33% copper.

Previous drilling at Ndola West also generated significant intersections e.g. 9.0m of 3.8% copper and interpretation of the geochemical and geophysical data suggests that copper mineralization similar in character to the sequence that hosts the Bwana Mkubwa and Mufulira mines along strike may well be present and may extend along a strike length of up to 4.5 km.

The geology remains open along strike to the south-east as well as at depth and substantial further drilling is planned for 2007.



Equinox – The Team

The Equinox team comprises people with significant expertise in exploration, development and financing of new mining projects and operations.

The Board and focused management team comprise the blend of technical, project management, project development, financing and legal expertise required for the success and dynamic growth of the Company in Africa and beyond.

The Equinox team provides a foundation for the effective management of the Lumwana construction and development as well as for the management of the Company's exploration programs.

Board

Sir Sam Jonah (Non-executive Chairman) has extensive experience and stature within the mining industry. Until recently, Sir Sam was the Executive President of AngloGold Ashanti Limited and was on the boards of Anglo American Corporation of South Africa, Anglo American Platinum Corporation Ltd. Sir Sam sits on the boards of a number of other public companies. Sir Sam was conferred with an Honorary Knighthood by Her Majesty Queen Elizabeth II and is a member of various advisory committees.

Craig Williams (President and Chief Executive Officer) is a geologist involved in mineral exploration and development for over 30 years, co-founding Equinox in 1993 along with the late Dr Bruce Nisbet. He has been directly involved in several significant discoveries, including the Ernest Henry Deposit in Queensland and a series of gold deposits in Western Australia. Mr Williams and the late Dr Nisbet were jointly awarded 'Prospector of the Year' in 1994 by the Australian Association of Mining and Exploration Companies in recognition of their track record of discovery. Mr Williams has extensive corporate management and financing experience.

Harry Michael (Executive Director, Vice-President Operations and Chief Operating Officer) is a mining engineer with extensive mine development and operational experience, both within Australia and internationally. Of particular relevance is his experience as CEO of Geita Gold Mining Ltd, one of the largest open cut mines in Africa and as General Manager of the large open cut Iduapriem Gold Mine in Ghana.

David Mosher (Non-executive Director) is President and CEO of High River Gold Mines Limited of Canada which operates gold mines in Canada, Russia and Burkina Faso. He has over 30 years mining experience in Australia, North America, Russia, Asia and Africa with extensive experience in mine development, corporate management and financing.

Brian Penny (Non-executive Director and Chair of the Audit Committee) is Vice President Finance of Western Goldfields, Inc and Vice President Finance and CFO of Silver Bear Resources and formerly, Vice President, Finance and Chief Financial Officer of Toronto-based Kinross Gold Corporation. He is a Certified Management Accountant (Ontario) and has in excess of 20 years experience of accounting, financial and corporate management, and corporate governance within the mining industry.

Management

Michael Klessens (Vice President Finance and Chief Financial Officer) has over 19 years of experience in the mining industry, particularly corporate and financial management, project financing and the development of mining operations.

Robert Rigo (Vice President Project Development) is an engineer with over 29 years experience in the mining and mineral processing industry and particularly the management of major open pit mining operations (Boddington) and feasibility studies (Cadia).

Kevin van Niekerk (Vice President Investor Relations & Corporate Development) is an engineer with substantial African experience who manages the Toronto office and the Company's investor relations in North America.

Ralph Gibson (Vice President Project Finance) has extensive experience in mining project finance, having worked for financial institutions in Australia and the UK providing debt and hedging facilities to mining companies in Australia, Africa, the former Soviet Union and the Americas.

Equinox Annual Report 2006

Financials

Expressed in US Dollars unless otherwise stated



Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006.

The following discussion and analysis for Equinox Minerals Limited ('Equinox' or the 'Company') should be read in conjunction with the December 2005 and 2006 audited consolidated financial statements and related notes thereto. This information is presented as of March 15, 2007. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Equinox is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: 'EQN'), with a focus on base and precious metals.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. HIGHLIGHTS FOR THE YEAR

LUMWANA PROJECT DEVELOPMENT

- A fixed-price EPC contract of US$407.6 million was signed with the joint venture of Ausenco Limited ('Ausenco') and Bateman Engineering BV ('Bateman') which includes a significant portion of the project's capital cost, engineering, contingency, escalation and an EPC fee.

- The project debt facility was signed with a group of financial institutions ('the Lenders') to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent.

- Long-term power construction and supply agreements were signed with the Zambian power authority, ZESCO Limited with power commissioning scheduled by Q4-2007.

- An in-fill drill program was completed at Lumwana which more than doubled mine life to 37 years, with Proved and Probable Mineral Reserves alone of 16 years.

- Construction commenced in early 2006, highlights include:
  - Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
  - Assembly of the initial Hitachi Diesel/AC-drive haul trucks commenced with the components for the first two 240t trucks arriving on site in December 2006. Tires, to be supplied under a long-term supply and management contract also began arriving on site late in 2006;
  - Completion of the main embankment wall and stream diversion channel for the water storage facility allowing build up to occur with the onset of the wet season;
  - Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007;
  - The first mass concrete pour took place in December, 2006 and is continuing for the SAG/ball mill and primary crusher foundations; and
  - The construction schedule and budget remain on target with commissioning scheduled during Q2-2008.

EXPLORATION

- The recently completed drill program at the Ndola West prospect in Zambia included an intercept of 64m @ 2.33% copper, including 38m @ 3.5% copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

- Initial drill results from the first 10 reverse circulation ('RC') drill holes into the Kanga Prospect occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit at Lumwana include an intercept of 8m @ 1.01% copper, including 4m @ 1.6% copper. Three of the holes intersected uranium mineralization confirming earlier AGIP/COGEMA results from the 1980's.

- The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol 'LTR'. Equinox owns an 11.4% equity interest in Liontown.

- Equinox's interest in Alturas Minerals Corp., an exploration company whose licenses are focused on gold and copper-gold deposits in Peru, was diluted from 70% to 28.3% as a result of its amalgamation with Iron Lakes Minerals ('ILM'). Alturas Minerals Corp. trades on the TSX Venture Exchange under the symbol 'ALT'.

CORPORATE

- Standard & Poor's Canadian Index Operations published new index changes for the Canadian S&P/TSX Composite Index following a quarterly S&P/TSX Composite Index review and that effective at the open on Monday, December 18, 2006, Equinox was added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index.

2. SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to the Company's years ended December 31, 2006, December 31, 2005 and December 31, 2004. This financial data is derived from the Company's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Period Ended	**December 31 2006**	**December 31 2005**	**December 31 2004**
EARNINGS AND DEFICIT	**12 Months**	**12 Months**	**18 Months**
Other Income / (Expenses)	9,302,121	(72,975)	1,577,844
Exploration Expense	2,456,118	2,142,514	2,653,791
General and Administration	5,601,150	2,375,185	1,211,587
Incentive Stock Option Expense	16,064,291	1,768,843	1,307,852
Share of loss of equity accounted investee	457,612	0	0
Income Tax	(982,584)	0	0
Loss	(16,176,581)	(6,646,007)	(3,653,536)
Loss per share (dollars)	0.0434	0.0515	0.0519
Weighted avg # of shares	372,903,499	129,156,661	70,448,475
BALANCE SHEET			
Total Assets	357,174,366	158,901,751	31,841,124
Total Liabilities	68,944,405	11,588,653	11,738,620
Shareholders' Equity	288,229,961	147,313,098	20,102,504

3. RESULTS OF OPERATIONS

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Several items contributed to the substantial increase in Other Income to $9,302,121 for the year ended December 31, 2006 (2005: Expense $72,975). Increased cash balances during the year resulted in interest received of $4,833,052 (2005: $395,394). Foreign exchange gains derived from monetary assets and liabilities held in currencies other than US dollars and a weakening US dollar produced a gain of $512,355 (2005: loss of $472,698). The amalgamation of Alturas Minerals Corp. ('Alturas') with Iron Lake Minerals on April 6, 2006 diluted Equinox's interest in Alturas from 70% to 30%, resulting in a dilution gain of $1,828,987 and a $628,328 cost recovery (2005: $Nil). The sale of the Company's interest in Australian exploration tenements produced a once off gain of $1,420,740 (2005: $Nil).

- The exploration program in Zambia has seen exploration expenditures for the year increase to $2,456,118 (2005: $2,142,514).

- General and administrative costs were higher for 2006 at $5,601,150 (2005: $2,375,185) due to higher staffing levels and costs, increased travel costs, legal fees, insurance premiums and stock exchange fees. In addition, contract payments made on the death of director Dr Bruce Nisbet contributed to the higher costs.

- The incentive stock option expense of $16,064,291 for 2006 (2005: $1,768,843) resulted from the vesting of options granted and/or approved to employees and directors during the year. A significant portion of this relates to options granted to Directors in 2005 and approved at the General Meeting of shareholders held on June 6, 2006.

- Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,542 (2005: $nil) have been recorded.

4. DISCUSSION OF CASH FLOWS

Cash Flows From	December 31 2006	December 31 2005
Operating activities	(2,990,533)	(3,178,390)
Financing activities	128,462,694	130,603,897
Investing activities	(171,634,774)	(18,834,280)

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Cash outflow from operating activities was $2,990,533 (2005: $3,178,390). Despite incurring higher cash operating costs the significant amount of interest income received during the year was able to offset any increase in outflows.

- Cash inflow from financing activities generated $128,462,694 (2005: $130,603,897). This principally was the result of the following equity issues.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

The net proceeds from these issues are being used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

Deferred financing fees of $7,566,459 (2005: $1,483,861) were paid in relation to the US$583.8 million bank debt facility for the Lumwana Project.

- Cash outflows from investing activities $171,634,774 (2005: $18,834,280) are principally for the construction and development of the Lumwana Project of $147,799,860 (2005: $5,719,610). There was also a significant increase in restricted cash of $24,209,914 (2005: $55,464) which represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development.

5. DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

	December 31 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	66,238,047	111,689,812
Restricted cash	24,265,378	55,464
Other current assets	6,229,932	195,300
Capital assets	235,491,049	45,477,314
Other non-current assets	24,949,960	1,483,861
Total Assets	357,174,366	158,901,751
Liabilities		
Current liabilities	57,421,572	3,067,064
Long-term debt	8,086,838	8,291,150
Employee future benefits	29,849	230,439
Non current tax liability	982,584	0
Asset Retirement Obligation	2,423,562	0
Total Liabilities	68,944,405	11,588,653
Shareholders' equity	288,229,961	147,313,098
Outstanding number of shares	438,208,807	317,113,253

Cash and Cash Equivalents
Cash and cash equivalents decreased to $66,238,047 at December 31, 2006 (December 31, 2005: $111,689,812), due to expenditures on capital assets for the Lumwana Project offset by issues of equity. Restricted cash of $24,265,378 at December 31, 2006 (December 31, 2005: $55,464) should also be taken into consideration when reviewing the liquidity of the Company as this amount represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development. Of this balance $16,265,378 will be applied to project development costs during the first quarter of 2007.

Other Current Assets
Other current assets increased to $6,229,932 at December 31, 2006 (December 31, 2005: $195,300) resulted from an increase in reclaimable VAT and prepaid insurance premiums on the Lumwana Project.

Capital Assets
The increase in capital assets at December 31, 2006 to $235,491,049 (December 31, 2005: $45,477,314) is principally related with construction and development of the Luwmana Project as follows:

- Construction in progress of $138,118,387 (December 31, 2005: $5,502,499);
- Mine development costs of $93,939,827 (December 31, 2005 $Nil);
- With the development of the Lumwana mine underway deferred exploration and evaluation costs of $41,837,372 incurred on the Lumwana Project have been transferred to the mine development asset; and
- Other property, plant and equipment of $3,432,836 (December 31, 2005.$419,425).

Other Non-Current Assets
Deferred financing fees of $21,782,845 (December 31, 2005 $1,483,861) arising from the due diligence process and upfront costs associated with establishing the US$583.8 million bank debt facility for the Lumwana Project.

An equity investment in Alturas is the result of the successful amalgamation between Alturas with ILM and subsequent dilution of Equinox's interest to a 30.5% shareholding has resulted in a change of accounting method from consolidation to equity accounting. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The initial carrying value of the Company's interest in Alturas was $1,828,987. Equinox's interest in Alturas subsequently reduced to 28.3% of the issued and outstanding shares due to Alturas warrants and options exercised during the quarter ending September 30, 2006. Losses incurred by Alturas during the second and third quarters of $1,577,746 have resulted in a reduction in carrying value of $457,612 to $1,371,375 as at December 31, 2006.

Equinox holds a $375,000 promissory note issued by Alturas which is non interest bearing and payable on March 31, 2010.

An investment at cost of $1,420,740 was established when Equinox vended its interest in a number of Australian exploration tenements to Liontown Resources Limited ('Liontown'), a new IPO listing, in return for an 11.4% shareholding. Liontown began trading on the ASX on December 27, 2006 under the symbol "LTR".

Current Liabilities
Current liabilities at December 31, 2006 increased to $57,421,572 (December 31, 2005: $3,282,417) due to creditors and accruals associated with the Lumwana Project.

Asset Retirement Obligation
In line with developments at the Luwmana Project future costs to retire, including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized at December 31, 2006 of $2,423,562 (2005: $Nil). Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total estimated obligation of $3,946,090 (2005: $Nil).

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations – US$	Payments Due by Period – As at December 31, 2006 Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt – current portion	1,155,263	1,155,263	—	—	—
Long Term Debt	8,086,838	—	3,465,788	2,310,525	2,310,525
Operating Leases	92,136	81,490	10,646	—	—
Employee Entitlements	259,489	229,640	—	—	29,849
Capital Commitments – Lumwana	537,926,977	437,561,109	100,365,868	—	—
Total Contractual Obligations	547,520,703	439,027,502	103,842,302	2,310,525	2,340,374

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Mine.

Shareholders' Equity

Shareholders' equity has increased to $288,229,961 as at December 31, 2006 (December 31, 2005: $147,313,098) arising from equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

At March 15, 2007 the company had 546,784,019 ordinary shares outstanding (See section 11 – Subsequent Event). In addition there were 29,523,566 incentive stock options outstanding with exercise prices ranging from C$0.48 to C$1.61 per share and 26,406,250 warrants with an exercise price of C$2.30.

6. OUTLOOK

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which provides the basis for the development of Lumwana. Successful capital raisings during 2005, 2006 and 2007 have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has signed the fixed price EPC contract with project constructors Ausenco and Bateman. At December 31, 2006 the Company had outstanding capital commitments for the Lumwana Project of $537.9 million. The project debt facility has been signed with a group of financial institutions to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent which include the conclusion of concentrate offtake arrangements and hedging arrangements.

Critical Accounting Estimates and Accounting Policies

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 2 of the 2006 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Asset Impairment Evaluations

Management reviews the recoverable value of deferred exploration and evaluation and capital assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of these assets.

Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model

Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over the Company's tenements in Australia. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

Deed of Cross Guarantee

On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the 'Deed') under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this 'Closed Group' (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Changes in Accounting Policies including Initial Adoption

Financial instruments, comprehensive income and hedges
In January 2005, the CICA issued Handbook Sections 3855, 'Financial Instruments – Recognition and Measurement', 1530, 'Comprehensive Income', and 3865, 'Hedges'. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 'Hedging Relationships', and the hedging guidance in Section 1650 'Foreign Currency Translation' by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Corporate Responsibility for Financial Reports
The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The table below sets forth selected financial data for each of the eight quarters ending December 31, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data – Last Eight Quarters

Three Months Ended	Dec 06	Sep 06	Jun 06	Mar 06	Dec 05	Sep 05	Jun 05	Mar 05
Other Income $('000)	2,988	378	4,058	1,877	(314)	102	26	113
Income/(Loss) $('000)	(1,462)	(3,390)	(10,536)	(789)	(2,546)	(1,655)	(1,291)	(1,154)
Income/(Loss) per share (dollars)	(0.003)	(0.009)	(0.030)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)
Weighted avg # of shares - Millions	435.30	368.30	348.61	338.38	179.07	129.71	110.43	96.51

8. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking statements', which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

Technical information in this publication is summarized or extracted from the 'Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia' dated October 2006, prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal of Golder Associates Pty Ltd., Tim Miller, Director, of Investor Resources Finance Pty Ltd, and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd., each of whom is a 'Qualified Person' in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the October 2006 Technical Report which is filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox may require further capital from external sources to fund its operating costs and develop Lumwana; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the Lumwana debt facility is subject to the Company achieving a number of conditions precedent; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the provision of grid power to the project; road access to the project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the Native Title Act (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated February 27, 2007, and AIF which are available on SEDAR at www.sedar.com and should be reviewed in conjunction with this document.

10. Outstanding Share Data

As at March 15, 2007 the Company has two securities classes outstanding, common shares and warrants. As at March 15, 2007, the Company had 546,784,019 common shares and 26,406,250 warrants outstanding. (See Section 11 – Subsequent Event).

Equinox issued warrants as part of the bought deal equity offering completed on March 6, 2007 and are listed on the TSX under the trading symbol 'EQN.WT'. Each warrant is exercisable for one common share at an exercise price of $2.30 per share and expires on May 6, 2008.

Equinox has an employee Incentive Plan and a Chairman's Incentive Plan (together the "Plans"). Options may be granted under the Plans to directors, officers, employees or service providers of Equinox.

11. Subsequent Events

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ('Lumwana') fixed price EPC construction contract ('EPC'), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equncx's wholly owned subsidiary Lumwana Mining Company Limited ('LMC') and Chambishi Copper Smelter Limited ('Chambishi'), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the 'Agreement') for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year 'take and pay' contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge LMC copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ('Units') at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the 'Offering'). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning), Lumwana Uranium Feasibility Study, exploration costs, general working capital and expenses of the Offering.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Craig R Williams
PRESIDENT & CHIEF EXECUTIVE OFFICER

Mike Klessens
CHIEF FINANCIAL OFFICER
March 15, 2007

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Toronto, Ontario
March 15, 2007

Equinox Minerals Limited
Development Stage Company

Consolidated Balance Sheets
As at December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005
		$	$
ASSETS			
Current assets			
Cash and cash equivalents		66,238,047	111,689,812
Restricted Cash	5	24,265,378	55,464
Accounts receivable		5,705,790	144,330
Prepayments		524,142	50,970
		96,733,357	111,940,576
Property, plant and equipment	7	235,491,049	5,921,924
Deferred exploration and evaluation costs	8	—	39,555,390
Deferred financing fees	9	21,782,845	1,483,861
Equity investment	10	1,371,375	—
Other financial assets	11	1,795,740	—
		357,174,366	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		56,036,669	3,067,064
Current portion of employee future benefits	18	229,640	215,353
Current portion of long term debt	12	1,155,263	—
		57,421,572	3,282,417
Long term debt	12	8,086,838	8,291,150
Employee future benefits	18	29,849	15,086
Non current tax liability	4	982,584	—
Asset Retirement Obligation	13	2,423,562	—
		68,944,405	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	14	304,217,013	162,940,552
Deficit		(34,868,389)	(18,691,808)
Contributed surplus	15	18,893,678	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		288,229,961	**147,313,098**
		357,174,366	**158,901,751**
Nature of operations and going concern	1		
Contingent liabilities	16		
Commitments for expenditure	17		
Subsequent events	22		

APPROVED BY THE BOARD

Craig R Williams, Director

Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

Equinox Minerals Limited
Development Stage Company

Consolidated Statements of Earnings & Deficit

For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Other Income / (Expense)	3	9,302,121	(72,975)	12,857,876
Expenditure				
Exploration		2,456,118	2,142,514	14,088,263
General and administration		5,601,150	2,375,185	12,345,720
Capital raising costs – Alturas		—	486,103	486,103
Incentive stock options expensed		16,064,291	1,768,843	19,140,986
Share of loss of equity accounted investee	10	457,612	—	457,612
Amortization of property, plant and equipment		99,761	62,887	670,311
		24,678,932	6,835,532	47,188,995
Loss before income tax and non controlling interest		**(15,376,811)**	**(6,908,507)**	**(34,331,119)**
Income tax	4	(982,584)	—	(982,584)
Non controlling interest	6	182,814	262,500	445,314
Loss for the period		**(16,176,581)**	**(6,646,007)**	**(34,868,389)**
Deficit – beginning of period		(18,691,808)	(12,045,801)	
Deficit – end of period		**(34,868,389)**	**(18,691,808)**	
Basic and diluted loss per share		0.0434	0.0515	
Weighted average number of shares outstanding		372,903,499	129,156,661	

The accompanying notes are an integral part of these consolidated financial statements.

Equinox Minerals Limited
Development Stage Company

Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Cash flows (used in) / provided by operating activities				
Loss for the period		(16,176,581)	(6,646,007)	(34,868,389)
Items not affecting cash:				
Amortization of property, plant and equipment		99,761	62,887	670,311
Unrealised foreign exchange (gain) / loss		(508,767)	472,698	(249,036)
Incentive stock option expense		16,064,291	1,768,843	19,140,986
Gain on sale of Alturas Minerals Corp.		(2,457,315)	—	(2,457,315)
Share of loss of equity accounted investee		457,612	—	457,612
Gain on sale of interest in exploration tenements		(1,420,740)	—	(1,420,740)
Gain on sale of property, plant and equipment		(8,722)	(6,000)	(25,339)
Income tax expense		982,584	—	982,584
Other		—	—	407,658
Proceeds from sale of property, plant & equipment		7,433	6,000	47,472
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		137,708	1,109,683	1,866,045
(Increase) / decrease in accounts receivable and prepayments		(167,797)	53,506	(165,024)
		(2,990,533)	**(3,178,390)**	**(15,613,175)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		139,809,671	140,003,558	314,513,446
Share issue costs		(3,780,518)	(7,915,800)	(16,367,348)
Proceeds from borrowings		—	—	13,727,345
Repayment of borrowings		—	—	(7,000,000)
Deferred financing fees		(7,566,459)	(1,483,861)	(9,050,320)
Finance lease principal repayments		—	—	(65,265)
		128,462,694	**130,603,897**	**295,757,858**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		—	(13,059,206)	(37,902,858)
Decrease / (increase) in restricted cash		(24,209,914)	(55,464)	(24,265,378)
Payments for property, plant and equipment		(147,799,860)	(5,719,610)	(153,447,619)
Promissory note receipts		375,000	—	375,000
		(171,634,774)	**(18,834,280)**	**(215,240,855)**
Net (decrease) / increase in cash and cash equivalents		**(46,162,613)**	**108,591,227**	**64,903,828**
Cash and cash equivalents – beginning of period		111,689,812	3,640,946	—
Effects of exchange rate changes on cash held in foreign currencies		710,848	(542,361)	1,334,219
Cash and cash equivalents – end of period		**66,238,047**	**111,689,812**	**66,238,047**
Total interest payments made		433,214	444,369	1,375,519
Non-cash financing and investing activities	20			

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited ('Equinox') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited ('Equinox Resources'), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox has the option to acquire for a payment of $12.8 million on the commencement of commercial production.

The recoverability of capitalised costs in relation to the Lumwana Project is dependent on the ability of the Company to successfully build and operate the mine. The amounts shown as deferred costs, mine development and construction in progress represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values.

These financial statements have been prepared using Canadian generally accepted accounting principles ('GAAP') applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has not reached commercial production and is in the process of constructing the Lumwana mine in Zambia. In addition to its working capital requirements, the Company currently has capital commitments of $538 million over the next two years relating to mine construction. The Company must secure sufficient funding to meet its construction and working capital commitments. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company has approximately $66 million in cash at December 31, 2006 and successfully raised a further $179 million cash in March 2007 to fund capital commitments. The Company is in the process of fulfilling the conditions precedent to secure a project financing facility of approximately $584 million. The Company's financing efforts to date, if successful, are expected to enable the Company to meet its construction commitments and working capital requirements. Nevertheless, there is no assurance that these initiatives will be sufficient or successful.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, complete the construction of the Lumwana mine and, eventually, to generate positive cash flows from mining operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Zambia, Peru through its 28.3% stake in Alturas and in Australia through its 11.4% interest Liontown.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian GAAP. Summarized below are the significant accounting polices used in these consolidated financial statements.

a) Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

Investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

Investments in which the company does not have significant influence are accounted for at cost.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilities and contingent liabilities. Actual results may differ from those estimates.

c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

e) Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion the asset is amortized on a units of production basis.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts the asset is written down to fair value.

g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

j) Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

m) Receivables

All receivables are recognized at the amounts due for settlement no more than 90 days from the date of recognition. The collectibility of receivables is reviewed on an ongoing basis. Accounts, which are known to be uncollectible, are written off. A provision for doubtful accounts is raised where some doubt as to collection exists.

n) Financial Instruments, Comprehensive Income and Hedges

In January 2005, the CICA issued Handbook Sections 3855, 'Financial Instruments – Recognition and Measurement', 1530, 'Comprehensive Income', and 3865, 'Hedges'. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

3. OTHER INCOME / (EXPENSE)

	Notes	2006	2005
		$	$
Interest received		4,833,052	395,394
Gain on disposal of assets		8,722	6,000
Foreign exchange gain / (loss)		512,355	(472,698)
Gain on dilution of Alturas Minerals Corp.	6	2,457,315	—
Gain on sale of interest in exploration tenements	11(b)	1,420,740	—
Other		69,937	(1,671)
		9,302,121	**(72,975)**

4. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	2006	2005
	$	$
Loss from ordinary activities before income tax expense	(15,193,997)	(6,646,007)
Income taxes at Canadian statutory rates - 36.12% (2005: 38%)	(5,488,072)	(2,525,483)
Difference in Tax Rates	532,290	419,655
Tax benefits not recognized	(4,328,107)	(2,105,828)
Income tax expense for the period	(982,584)	—

Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,584 (2005: $nil) have been recorded.

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2006	December 31 2005
	$	$
Related potential income tax benefit	4,991,851	4,076,026

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

5. RESTRICTED CASH

	December 31 2006	December 31 2005
	$	$
Cash deposits held as security	24,265,378	55,464

As at December 31, 2006 cash deposits were held by the Company's bankers against a guarantee and letters of credit issued in relation to the Lumwana mine development. The letters of credit and bank guarantee expire in less than twelve months.

6. NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL ('Alturas Peru'), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru had incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ('Alturas') was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ('ILM') receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,828,987 dilution gain and a $628,328 cost recovery. Immediately on completion of the amalgamation ILM was renamed to Alturas Minerals Corp. ('ALT') and began trading on the TSX Venture Exchange ('TSX-V') on April 10, 2006 under the symbol 'ALT'.

Equinox's interest in ALT reduced to 28.3% of the issued and outstanding shares due to warrants and options exercised during the quarter ending September 30, 2006. Equinox remains the majority shareholder in ALT and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 2 (a).

7. PROPERTY, PLANT AND EQUIPMENT

	December 31 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(85,038)	(60,032)
	40,136	22,473
Plant & equipment		
Plant & equipment – at cost	4,601,794	1,307,234
Less: accumulated amortization	(1,209,095)	(910,282)
	3,392,699	396,952
Construction In Progress – at cost	138,118,387	5,502,499
Mine development – at cost	93,939,827	—
Total Property, plant and equipment	**235,491,049**	**5,921,924**

Mine development includes capitalized interest for the year ended December 31, 2006 of $474,835 (2005: nil).

8. DEFERRED EXPLORATION AND EVALUATION COSTS

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	856,197	12,793,635
Interest on long term debt	474,835	433,494
Foreign exchange loss / (gain)	950,950	(1,239,264)
Transfers to mine development	(41,837,372)	—
Cost – end of the period	**—**	**39,555,390**

With the development of the Lumwana mine underway all deferred costs incurred in exploring and evaluation the Lumwana Project have been transferred to the mine development asset.

9. DEFERRED FINANCING FEES

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	1,483,861	—
Fees incurred during the period	20,298,984	1,483,861
Cost – end of the period	**21,782,845**	**1,483,861**

10. EQUITY INVESTMENT

a) Carrying amounts

Ownership Interest Name of Company	December 31, 2006			December 31, 2005		
	%	No. Shares	$	%	No. Shares	$
Alturas Minerals Corp.	28.3	9,333,333	1,371,375	—	—	—

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V. At December 31, 2005 the Company held a 70% interest in Alturas and it was included as a consolidated subsidiary in the December 31, 2005 financial statements of the Company (see note 6).

	December 31 2006	December 31 2005
	$	$
b) Movements in carrying amounts		
Opening carrying value in Equinox – at cost	—	—
Dilution gain arising from private placement	1,828,987	—
Share of profits or loss	(457,612)	—
Carrying value at end of the period	**1,371,375**	—

In accordance with the Company's policy for equity accounted investments the carrying value of the investment in Alturas is adjusted quarterly in arrears to reflect the Company's pro-rata share of Alturas' post acquisition income or loss. The reduction of carrying value and expense included in the determination of the net loss for the year is $457,612 representing the pro-rata share of Alturas' recorded loss of $1,577,746 for the six months ended September 30, 2006. Equinox's interest in Alturas' issued and outstanding shares reduced from 30.5% at June 30, 2006 to 28.3% at September 30, 2006 due to warrants and options exercised during the quarter ended September 30, 2006.

The market value of the Company's investment in Alturas Minerals Corp. based on the closing share price of C$0.76 at December 31, 2006 is $6,086,789.

11. OTHER FINANCIAL ASSETS

	December 31 2006	December 31 2005
	$	$
Alturas Promissory Note	375,000	—
Investment at Cost - Liontown	1,420,740	—
Total Other Financial Assets	**1,795,740**	—

a) Alturas Promissory Note

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010.

On November 28, 2006 Alturas repaid $375,000 of the balance due on the promissory note. Alturas has the right to repay the remaining balance in whole at any time and the promissory note is non-assignable.

The fair value of the promissory note is estimated by management to be approximately $320,551.

b) Investment in Liontown

The leases on which Equinox was previously exploring for nickel in Western Australia through the Cowan Nickel Joint Venture and its tenements in the Northwest Queensland, have been vended into a new company, Liontown Resources Limited ('Liontown'), which is listed on the ASX and trades under the symbol 'LTR'.

As consideration for the tenements Equinox received 9,000,000 Liontown shares with a fair value at date of sale of A$0.20 per share for a total of $1,420,740 (A$1,800,000). At December 31, 2006 Equinox owned 11.4% of the outstanding shares in Liontown and accounts for this investment at cost. The market value of the Company's investment in Liontown based on the closing share price of A$0.33 at December 31, 2006 is $2,344,221.

12. LONG TERM DEBT

	December 31 2006	December 31 2005
	$	$
Unsecured		
Long term portion of EIB Loan (€7,000,000 in total)	9,242,101	8,291,150
Less: current portion	(1,155,263)	—
Total non-current interest bearing liabilities	**8,086,838**	**8,291,150**

EIB loan

The Euro based loan, issued by the European Investment Bank ('EIB'), has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principal will be in eight annual equal instalments until September 2014, the first instalment of $1,155,263 is due to commence on September 30, 2007. Interest, paid annually on September 30, is fixed at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest on the EIB loan for the year ended December 31, 2006 was $474,835 (2005: $433,494).

Given the terms of the loan its fair value cannot practically be calculated. No repayments have been made on the EIB loan to date and its carrying value has been adjusted in accordance with the company's foreign exchange accounting policy.

The EIB loan is repayable as follows:

Year ending 31 December:	**$**
2007	1,155,263
2008	1,155,263
2009	1,155,263
2010	1,155,263
2011	1,155,263
Thereafter	3,465,786
	9,242,101

13. ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana mine. The following table summarizes the movements in the asset retirement obligation:

	Year Ended December 31 2006	**Year Ended December 31 2005**
	$	**$**
Recognition of new obligation	2,423,562	—
Balance - End of period	**2,423,562**	**—**

The asset retirement obligations have been recorded initially as a liability at fair value, assuming a credit adjusted risk-free discount rate equivalent to the one year LIBOR rate of 5.31% as at December 31, 2006 and an inflation factor of 2.5%. Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total undiscounted estimated cash flow of $6,154,554.

14. SHARE CAPITAL

a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
Balance at December 31, 2004		**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(75,042)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				(47,470)
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
August 2006	Conversion of stock options	12,332			13,175
	Less: Share issue costs				(896)
September 2006	Issue of shares	75,000,000	C$1.40	C$105,000,000	93,996,000
	Less: Share issue costs				(2,886,392)
December 2006	Conversion of stock options	1,154,999			841,901
	Less: Share issue costs				(911)
	Issue of shares	2,713,341	C$2.1175	C$5,745,500	5,000,000
	Less: Share issue costs				(9,514)
	Balance at December 31, 2006	**438,208,807**			**$304,217,013**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

c) Stock Options

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the 'Plans'). Options may be granted under the Plans to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules. Such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number of Options**	**Weighted Average Exercise Price**
			(Years)		
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**6.7**	**8,720,000**	**C$0.69**
Options issued, vesting over 2 years	850,000	C$0.60	8.2	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.4	100,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	8.7	594,667	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.0**	**9,981,334**	**C$0.69**
Options issued, vesting over 2 years	750,000	C$0.85	8.7	500,000	C$0.85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.0	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	8.7	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.0	4,920,565	C$0.95
Options issued, vesting over 2 years	1,350,000	C$1.61	9.7	450,000	C$1.61
Options exercised	(1,167,331)	C$0.60	—	(1,167,331)	C$0.60
Options forfeited or expired	(54,668)	C$1.55	—	(54,668)	C$1.55
Outstanding at December 31, 2006	**29,523,566**	**C$0.85**	**8.6**	**21,872,899**	**C$0.78**
Available for grant at December 31, 2006	14,297,314				

The fair value of the 20,133,565 options granted during the year under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.86% to 4.24%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 20,133,565 options granted amounts to $17,307,020 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $16,064,291 for 2006 (2005: $1,768,643). As at December 31, 2006 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1,887,542 (December 31, 2005 $614,478).

15. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	December 31 2006	December 31 2005
	$	$
Balance – Beginning of period	**3,076,695**	**1,307,852**
Stock based compensation	16,077,369	1,768,843
Transferred to share capital on conversion of stock options	(247,308)	—
Stock options forfeited	(13,078)	—
Balance – End of the period	**18,893,678**	**3,076,695**

16. CONTINGENT LIABILITIES

The Company has contingent liabilities as follows:

	December 31 2006	December 31 2005
	$	$
Bank guarantees and letters of credit in respect of:		
Leased premises – secured by cash deposits	31,572	29,204
Exploration permits – secured by cash deposits	28,389	26,260
Lumwana mine development – secured by cash deposits	24,205,417	—
	24,265,378	**55,464**

The *Native Title Act* has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over the Company's tenements in Australia. Due to continuing uncertainties in the application of the *Native Title Act*, the effect, if any, of these claims and procedures on Equinox is not clear.

17. COMMITMENTS FOR EXPENDITURE

a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2006 of $500,000 (December 31, 2005 of $1,526,543) for the next year. These obligations are not provided for in the financial statements.

No estimate has been given beyond one year as this is dependent upon the Directors' review of operations in the short to medium term. Commitments for all tenement expenditure can be terminated at any date by forfeiture, exemption, sale or assignment of the tenements.

b) Lumwana Mine Capital Commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana Mine at December 31, 2006 are:

	December 31 2006	December 31 2005
	$	$
Within 1 year	437,561,109	39,896,993
Within 1 to 2 years	100,365,868	—
Total commitments	**537,926,977**	**39,896,993**

c) Lease commitments

	December 31 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	81,490	143,959
Within 1 to 2 years	10,646	95,336
Within 2 to 3 years	—	7,668
Total commitments	**92,136**	**246,963**

These operating leases are for office premises and office equipment and expire in 2007 and 2008.

18. EMPLOYEE FUTURE BENEFITS

a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Year Ended December 31 2006	Year Ended December 31 2005
	$	$
Amounts paid on behalf of employees	199,135	264,608

b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2006 salaries are assumed to grow at a rate of 3% per annum and cash flows are discounted using a rate of 5.6%.

	Year Ended December 31 2006	Year Ended December 31 2005
	$	$
Balance – Beginning of period	230,439	179,477
Liability recognised during period	100,644	53,593
Reduction of liability through leave paid	(68,827)	(2,557)
Reduction of liability through cessation of employment	(2,767)	(74)
Balance – End of period	**259,489**	**230,439**
Less current portion	(229,640)	(215,353)
Total non-current long service leave provision	**29,849**	**15,086**

19. SEGMENT INFORMATION

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Lumwana Project
Construction of the Lumwana Project in northwest Zambia commenced in 2006 with commissioning expected during the second quarter of 2008.

Exploration
Equinox has 100% control of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Zambian Copperbelt. The Company is actively exploring this area for copper and uranium resources.

Corporate
The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2006 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$	$	$	$
Interest Received	3,930,336	59	902,657	4,833,052
Other income (expense)	10,458	55,190	4,403,421	4,469,069
Share of loss of equity accounted investee	—	—	(457,612)	(457,612)
Operating expenses	—	(2,472,247)	(21,649,312)	(24,121,559)
Amortization of property, plant and equipment	—	(31,653)	(68,108)	(99,761)
Segment profit (loss) before under noted items	3,940,794	(2,448,651)	(16,868,954)	(15,376,811)
Income taxes	(982,584)	—	—	(982,584)
Minority interest	—	182,814	—	182,814
Segment profit (loss)	2,958,210	(2,265,837)	(16,868,954)	(16,176,581)
Property, plant and equipment	235,283,461	83,003	124,585	235,491,049
Equity Investment	—	—	1,371,375	1,371,375
Total assets	345,261,701	257,202	11,655,463	357,174,366

For the year ended December 31, 2005 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$	$	$	$
Interest Received	—	147	395,247	395,394
Other income (expense)	6,000	119,485	(593,853)	(468,368)
Operating expenses	(6,779)	(1,784,106)	(4,981,761)	(6,772,646)
Amortization of property, plant and equipment	—	(6,845)	(56,042)	(62,887)
Segment profit (loss) before under noted items	(779)	(1,671,319)	(13,704,713)	(6,908,507)
Income taxes	—	—	—	—
Minority interest	—	262,500	—	262,500
Segment profit (loss)	(779)	(1,408,819)	(13,704,713)	(6,646,007)
Property, plant and equipment	5,701,787	8,840	211,297	5,921,924
Total assets	46,741,038	101,832	112,058,881	158,901,751

Geographical Reporting

The Company's Lumwana Project and exploration programs are both located in Zambia. The Canadian and Australian segments carry out all of the groups corporate activities. In previous years regional exploration was carried out in Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting Total Assets	December 31 2006	December 31 2005
	$	$
Zambia	346,274,074	48,193,987
Australia	6,906,365	14,127,804
Canada	3,993,927	96,478,128
Peru	—	101,832
	357,174,366	**158,901,751**

20. FINANCIAL INSTRUMENTS

a) **Interest Rate Risk Exposures**

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate	Fixed Interest maturing in 1 yr or less	Over 1 to 5 years	Over 5 yrs	Non Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2006						
Financial assets						
Cash and cash equivalents	6,280,254	59,550,316	—	—	407,477	66,238,047
Restricted cash	—	24,263,588	—	—	1,790	24,265,378
Receivables	—	—	—	—	5,705,790	5,705,790
	6,280,254	83,813,905	—	—	6,115,057	96,209,215
Weighted average interest rate	2.19%	5.24%	—	—	—	
Financial liabilities						
Accounts payable	—	—	—	—	56,036,669	56,036,669
EIB Loan	—	1,155,263	4,621,052	3,465,786	—	9,242,100
	—	1,155,263	4,621,052	3,465,786	56,036,669	65,278,769
Weighted average interest rate[1]	—	5.26%	5.26%	5.26%	—	
Net financial assets (liabilities)	**6,280,254**	**82,658,642**	**(4,621,052)**	**(3,465,786)**	**(49,921,612)**	**30,930,446**

[1] interest on the EIB loan switches to variable on October 1st 2007 as per note 12.

	Variable Interest Rate	1 yr or less	Over 1 to 5 years	Over 5 yrs	Non Interest Bearing	Total
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	—	—	259,831	111,689,812
Restricted cash	—	53,809	—	—	1,655	55,464
Receivables	—	—	—	—	144,330	144,330
	956,287	110,527,503	—	—	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	—	—		
Financial liabilities						
Accounts payable	—	—	—	—	3,067,064	3,067,064
EIB Loan	—	—	4,145,575	4,145,575	—	8,291,150
	—	—	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	—	—	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**

b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 2 (d).

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- certain exchange differences arising from foreign currency borrowings; and
- amortization of deferred financing costs in relation to the issuance of options to financiers.

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

On December 8, 2006, in connection with the execution of the US$583.8 million bank debt facility for the Lumwana Project the Company issued to the EIB, in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 common shares at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities.

Australian exploration leases on which Equinox was previously exploring for nickel have been vended into a new company, Liontown Resources Limited ('Liontown'), which is listed on the ASX and trades under the symbol 'LTR'. As consideration for the tenements Equinox received 9,000,000 Liontown shares, refer to note 11 for further details.

22. SUBSEQUENT EVENT

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ('Lumwana') fixed price EPC construction contract ('EPC'), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equinox's wholly owned subsidiary Lumwana Mining Company Limited ('LMC') and Chambishi Copper Smelter Limited ('Chambishi'), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the 'Agreement') for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year 'take and pay' contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ('Units') at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the 'Offering'). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

23. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both 'the Closed Group' and 'the Extended Closed Group' as defined by the Australian Securities and Investments Commission ('ASIC') Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the 'Closed Group') entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian *Corporations Act 2001* and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the 'Extended Closed Group').

Set out below are the condensed statements of earnings and balance sheets for the years ended December 31, 2006 and 2005 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	**Closed Group**		**Extended Closed Group[1]**	
	December 31 2006	**December 31 2005**	**December 31 2006**	**December 31 2005**
	$	**$**	**$**	**$**
Other Income/Expense	6,949,372	(1,827,660)	9,302,121	(72,975)
Expenditure				
Exploration	314,781	1,123,969	2,456,118	2,142,514
General and administration	5,581,832	2,095,795	5,601,150	2,375,185
Capital raising costs	—	—	—	486,103
Incentive stock options issued	16,064,291	1,768,843	16,064,291	1,768,843
Share of loss of equity accounted investee	457,612	—	457,612	—
Amortization of property, plant and equipment	68,108	56,042	99,761	62,887
	22,486,624	5,044,649	24,678,932	6,835,532
Loss for the period	**(15,537,252)**	**(6,872,309)**	**(15,376,811)**	**(6,908,507)**
Income Tax	—	—	(982,584)	—
Non controlling interest	—	—	182,814	262,500
Deficit – beginning of period	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Deficit – end of period	**(32,323,407)**	**(16,786,155)**	**(34,868,389)**	**(18,691,808)**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

Condensed balance sheet	Closed Group		Extended Closed Group[1]	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	7,956,700	110,919,073	66,238,047	111,689,812
Restricted cash	59,961	55,464	24,265,378	55,464
Accounts receivable	298,287	141,698	5,705,790	144,330
Prepayments	34,346	24,078	524,142	50,970
	8,349,294	111,140,313	96,733,357	111,940,576
Receivables from subsidiaries[2]	280,582,582	36,769,240	—	—
Investments in subsidiaries	—	2,200,695	—	—
Property, plant and equipment	139,052	220,788	235,491,049	5,921,924
Deferred exploration and evaluation costs	—	—	—	39,555,390
Deferred financing cost	—	—	21,782,845	1,483,861
Equity Investment	1,371,375	—	1,371,375	—
Other financial assets	1,795,740	—	1,795,740	—
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	1,191,269	869,505	56,036,669	3,067,064
Current portion of employee future benefits	229,640	215,353	229,640	215,353
Current portion of long term debt	—	—	1,155,263	—
	1,420,909	1,084,858	57,421,572	3,067,064
Long term debt	—	—	8,086,838	8,291,150
Employee future benefits	29,849	15,086	29,849	15,086
Non current tax liability	—	—	982,584	—
Asset Retirement Obligation	—	—	2,423,562	—
	1,450,758	**1,099,944**	**68,944,405**	**11,588,653**
SHAREHOLDERS' EQUITY				
Share capital	304,217,014	162,940,552	304,217,013	162,940,552
Deficit	(32,323,407)	(16,786,155)	(34,868,389)	(18,691,808)
Contributed surplus	18,893,678	3,076,695	18,893,678	3,076,695
Cumulative translation adjustments	—	—	(12,341)	(12,341)
	290,787,285	**149,231,092**	**288,229,961**	**147,313,098**
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

Equinox – Statement of Corporate Governance

The Corporation's approach to effective corporate governance is in accordance with the guidelines published by the Toronto Stock Exchange ('TSX') (the 'TSX Guidelines') and is consistent with the Australian Stock Exchange ('ASX') guidelines. The following is a description of those practices.

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

a) Strategic Planning: The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.
b) Risk Assessment: The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.
c) Succession Planning: The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.
d) Communications: The Board of Directors oversees the Corporation's public communications with shareholders and others interested in the Corporation.
e) Internal Controls: The Board of Directors and the Audit Committee of the Board of Directors oversee the Corporation's financial and non-financial internal control and management information systems.
f) Disclosure: The Board of Directors periodically reviews management's compliance with the Corporation's disclosure policies and procedures and shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

In addition to its general oversight responsibilities and those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board of Directors and for the Chief Executive Officer, including defining the limits to management's responsibilities. The Board of Directors also approve the corporate objectives which the Chief Executive Officer is responsible for meeting.
It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

Composition of the Board of Directors

In accordance with the TSX Guidelines, the Board of Directors examines the factual circumstances of each director in the context of the TSX Guidelines in order to ensure at least one half of the directors that comprise the Board are unrelated directors. The Corporation's Board of Directors is composed of five directors, three of whom are, in the opinion of the Board of Directors, unrelated directors, Sam Jonah, David Mosher and Brian Penny. Craig Williams and Harry Michael are related directors by virtue of their respective management positions with the Corporation.

Board of Directors' Independence

Sir Sam Jonah, the Chairman of the Board of Directors, is independent of management and has the responsibility of ensuring the Board of Directors discharges its responsibilities. The Board of Directors considers that this appointment is appropriate and beneficial to the Board of Directors, due to Sir Sam Jonah's extensive knowledge of the Corporation's business and affairs. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation within defined cost limits beyond which the Chairman's consent is required.

At least annually, the Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, determines the independence of each director based on the definition of independence contained in National Instrument 58-101 - Disclosure of Corporate Governance Practices ('NI 58-101') and the independence of each Audit Committee member based on the definition of independence in National

Instrument 52-110 - Audit Committees. It is an objective that at least one half of the directors be independent as determined in accordance with NI 58-101, and if at any time less than one half of directors are independent, the Board will consider possible steps and processes to facilitate its exercise of independent judgment in carrying out its responsibilities.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. In accordance with the TSX Guidelines the committees of the Board of Directors are composed entirely of unrelated, outside (i.e. non-management) directors.

The Board of Directors has approved charters for each Board committee described below. Each charter shall be reviewed periodically, and, based on recommendations of the relevant committee and the Chairman of the Board, be approved by the Board. The Board has delegated for approval or review the matters set out in each Board committee's charter and may further delegate matters to such committees from time to time. As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
To facilitate communication between the Board and its committees, each committee Chair shall provide a report to the Board on material matters considered by the committee at the next Board meeting after each meeting of the committee.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 Audit Committees ('MI 52-110') of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, Sam Jonah and David Mosher, each of whom is financially literate, unrelated, independent director under MI 52-110.

The main responsibilities of the Audit Committee are to:
- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor;
- oversee the work of the external auditor;
- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;
- review and report to the Board of Directors on the annual and quarterly financial reports and all other financial information;
- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;
- assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;
- liaise with the external auditor and ensure that the annual and quarterly reviews are conducted in an efficient manner;
- be involved in the appointment of senior financial executives;
- annually review the Corporation's insurance coverage and any off-balance sheet transactions;
- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;
- maintain procedures for the confidential, anonymous submission by employees of the Corporation and its affiliates of any concerns regarding any questionable accounting or auditing matters;
- review and pre-approve the terms of the annual audit engagement;
- review the relationship and performance of the external auditor on an annual basis; and
- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Compensation Committee

The Compensation Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Compensation Committee's role is to oversee and provide support to the Board concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy, the awards of stock options and where possible the committee will verify the appropriateness of existing remuneration levels using external sources for comparison. All director and executive appointments and remuneration matters are decided by the full Board of Directors, in accordance with the Corporation constitution, after considering recommendations of the Compensation Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

To assist in achieving this objective, the Compensation Committee compares the nature and amount of the directors' and executives' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation.

All executives and senior employees of the Corporation are eligible to participate in the Corporation's Option Plan.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Corporate Governance and Nominating Committee is responsible for developing the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is mandated to adopt a strategic planning process, to identify the principal risks of the Corporation's business and to ensure the implementation of appropriate systems to manage these risks.

The Corporate Governance and Nominating Committee is also responsible for identifying and assessing areas of significant operational risk, and for ensuring that there are sufficient policies and procedures in place to manage these risks. Areas of risk are regularly considered at Board of Director meetings and reviewed in the monthly reports including risks related to performance and funding of exploration and development activities, budget control and asset protection, status of mineral tenements, sovereign risk and native title considerations, IT security and continuous disclosure obligations. It also includes the development and implementation of corporate communications policies.

The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Corporation, including appointing, training and monitoring senior management to ensure that the Corporation's Board and management have appropriate skill and experience.

The functions of the Corporate Governance and Nominating Committee also include administration of the Board of Directors' relationship with the management of the Corporation, monitoring the quality and effectiveness of its corporate governance system and ensuring the effectiveness and integrity of communication and reporting to shareholders and the public generally.

This committee is also responsible for assessing the performance of existing directors and proposing new nominees to the Board. New nominees must have a track record in general business management or special expertise in a strategic interest to the company and the ability to devote the time required. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. The Chief Executive Officer and other members of senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

The Board of Directors has also established the following policies and procedures:

Environmental and Safety

The Board of Directors is responsible for establishing and assessing the environmental and safety policies of the Corporation. In this regard the Board of Directors is responsible for overseeing compliance with applicable environmental and safety laws and guidelines and development and implementation of all corporate policies in respect of environmental and safety issues. The Corporation's objective is to exceed the regulatory standards for management of the environments in which it operates. To achieve this objective, the Corporation:

- monitors its compliance with all relevant legislation;
- recognizes environmental policy as a corporate priority;
- continually reviews all operational activities to ensure compliance;
- actively works with government and relevant authorities where possible to develop effective, efficient and equitable measures to minimize the environmental effect of Corporation activities;
- encourages contractors and suppliers to embrace and comply with the Corporation's environmental policy; and
- provides an organizational framework to enable employees to understand and meet their environmental responsibilities.

Code of Conduct

The Board of Directors has adopted and has agreed to be bound by a Code of Conduct which requires each director of the Corporation:

- to act honestly, in good faith and in the best interests of the Corporation;
- to use due care and diligence in fulfilling their functions of office;
- to use their powers of office for proper purposes;
- to recognize that their primary responsibility is to the Corporation's shareholders as a whole having regard (where appropriate) to the interests of the Corporation's other stakeholders;
- to not make improper use of information they acquire as a director;

- to not take improper advantage of their position as a director;
- to not allow personal interests to conflict with the interests of the Corporation;
- to be independent in judgment and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board;
- to protect the Corporation's confidential information; to not engage in conduct likely to bring discredit upon the Corporation; and
- to comply with the spirit, as well as the letter of the law and the principles of the Code of Conduct.

In addition all employees are expected to act in accordance with the highest professional and ethical standards in their dealings with other parties, including joint venture parties, landholders, government departments and suppliers of goods and services.

The purchase and sale of Company securities by directors and employees is generally only permitted during the thirty day period following the release of any significant developments in the Company, including half yearly and annual information/ financial statements and the Annual General Meeting. Any transactions undertaken must be notified to the Company Secretary in advance. Trading outside the thirty day period is required to be approved by the Chief Executive Officer or Company Secretary.

Size and Compensation of the Board of Directors

As noted above, the Board of Directors consists of five members. The Board of Directors considers that its current size is appropriate for effective decision making by the Board of Directors. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Meetings

The Board of Directors generally has at least eight regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The rules and regulations relating to the calling and holding of and proceedings at meetings of the Board are those established by the Canada Business Corporations Act and the by-laws and resolutions of the Corporation.

The Corporate Secretary, his or her designate or any other person the Board requests, acts as secretary of Board meetings. Minutes of Board meetings are recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present at least twice per year. Directors are expected to attend regularly scheduled Board meetings and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors will be disclosed in the Corporation's proxy circular as required by NI 58-101.

Independent Advisors

The Board of Directors has the authority to engage and terminate such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Shareholder Feedback

Inquiries from shareholders are referred initially to Kevin van Niekerk or Michael Klessens, who are responsible for shareholder communications.

The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and responding to specific inquiries.

Board Review of Mandate and Committee Charters

The Board of Directors periodically reviews the adequacy of the Board's mandate and the charters of its committees. In accordance with NI 58-101, the text of this Board mandate shall be included in the Corporation's management information circular and, in accordance with MI 52-110, the text of the Audit Committee charter shall be included in the Corporation's annual information form.

Equinox Minerals Limited – Development Stage Company
Additional Australian Stock Exchange Information
As at March 1, 2007

STATEMENT OF ISSUED CAPITAL AT MARCH 1, 2007
Distribution of fully paid ordinary shareholders:

Size of Holding	Number of shareholders	Number of Common Shares
1 - 1,000	611	375,413
1,001 - 5,000	1,125	3,218,316
5,001 - 10,000	424	3,348,400
10,001 - 100,000	438	12,731,084
100,001 - and over	85	421,485,806
	2,683	441,159,019

Number of shareholders holding less than a marketable parcel	63	8,277

NUMBER OF EQUINOX SECURITIES QUOTED ON ASX
There are 441,159,019 common shares of Equinox Minerals Limited ('Equinox' or the 'Company') quoted on the ASX and Toronto Stock Exchange ('TSX').

NUMBER OF EQUINOX SECURITIES NOT QUOTED ON ASX
There are 29,523,566 unlisted employee incentive options allotted for issuance under the Equinox Employee Incentive Plan and the Chairman's Incentive Plan.

VOTING RIGHTS
All Equinox common shares carry one vote per share.
Each CHESS Depositary Interest ('CDI') represents one Equinox common share.
CDI holders are the beneficial owner of common shares and although they are not entitled to attend and vote at the Equinox shareholder meetings, CDI holders may direct CHESS Depositary Nominees Pty Ltd, as the legal holder of their Equinox common shares, to cast proxy votes at the relevant meeting.

QUOTATION
Equinox securities are quoted as 'EQN' on the TSX and ASX.

SUBSTANTIAL SHAREHOLDERS*

Name	No. of Common Shares	%
Roytor & Co	23,000,000	5.21

TOP 20 SHAREHOLDERS
As at March 1, 2006 the twenty largest shareholders as known by the Company, held 92.49% of the total common shares in the Company as follows:

Name	No. of Common Shares	%
CDS & Co*	302,174,994	68.50
Roytor & Co	23,000,000	5.21
National Nominees Limited	21,630,838	4.90
ZCCM Investment Holdings Plc	20,061,757	4.55
Westpac Custodian Nominees Limited	11,394,867	2.58
Citicorp Nominees Pty Ltd	6,824,068	1.55
J P Morgan Nominees Australia Limited	4,446,880	1.01
C R Williams Family Trust	3,081,603	0.70
Lynn Dalgety	3,049,838	0.69
Eurpoean Investment Bank	2,713,341	0.62
H A Stallman	1,660,000	0.38
RBC Securities Nominees Pty Ltd	1,475,106	0.33
Cogent Nominees Pty Ltd	1,394,544	0.32
Finisterre Investments Pty Ltd	1,000,000	0.23
ANZ Nominees Limited	978,304	0.22
The University of Melbourne	693,062	0.16
CRX Investments Pty Ltd	657,474	0.15
Farallon Capital Pty Ltd	640,000	0.15
Feta Nominees Pty Ltd	585,000	0.13
K Rodwell	575,295	0.13

ON-MARKET BUY-BACK
There is no current on-market buy-back of the Company's shares in place.

* CDS & Co hold shares on behalf of Canadian shareholders.

Equinox – Tenement Schedule

As at December 2006

PROJECTS	TENEMENTS	EQUINOX INTEREST	JOINT VENTURE PARTNER
ZAMBIA			
Lumwana	LML49	100%	
Mwombezhi Dome	PLLS148	100%#	
Kabompo	PLLS027		
Kitwe	PLLS026		
Lufwanyama	PLLS025		
Mwekere	PLLS176		
Kasanka	PLLS081		
SWEDEN			
Norrbotten			
Kiruna North	EP 232-2005	~49% interest if JV formed	Phelps Dodge Mining
Lappträsken Nr4	EP 153-2003		
AUSTRALIA			
Gawler Craton			
Nuckulla Hill	EL3460	100% Diluting to 20%	Minotaur Exploration Limited
Curnamona Craton			
Ethiudna	EL3714	100%	

EL, EP = Exploration Licence; PLLS = Prospecting Licence; LML = Large scale Mining Lease; M = Mining Lease
Anglo American have a 70% clawback option should a mineral resource > 3 million tonnes copper metal (or equivalent) be discovered.

AIF (March 30, 2007)

March 30, 2007

EQUINOX MINERALS LIMITED

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2006

EQUINOX MINERALS LIMITED

155 University Avenue
Suite 1701
Toronto, Ontario
M5H 3B7

Unless otherwise indicated, the information in this Annual Information Form ("AIF") is given as of December 31, 2006. All amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. References to "Cdn$" are to Canadian dollars and "A$" are to Australian dollars.

TABLE OF CONTENTS

Page 1

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page 3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the future price of copper and uranium, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, estimated costs of future production, capital, operating and exploration expenditures, costs and timing of the development of the Lumwana Project, the costs of Equinox's hedging policy, costs and timing of future exploration, requirements for additional capital, government regulation of exploration, development and mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "is expecting", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this annual information form. Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this annual information form based on the opinions and estimates of management on the date statements containing such forward looking information are made, and Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.

EQUINOX MINERALS LIMITED

Equinox Minerals Limited ("Equinox" or the "Company") was incorporated under the *Canada Business Corporations Act* on January 19, 2004. The address and the registered and records office of the Company is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7. Subsidiaries of the Company maintain corporate offices at 50 Kings Park Road, West Perth WA 6005, Australia and a site office at the Lumwana Project in Zambia.

Restructuring of Equinox Resources Limited

Equinox was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ("Equinox Resources"), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law (the "Scheme") and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources (the "Implementation Agreement", and together with the Scheme, the "Restructure"). The Restructure was approved by the supervising court and by the holders of ordinary shares of Equinox Resources (the "Equinox Resources Shares") at the meeting held for the purposes of approving the Scheme (the "Scheme Meeting") and completed on June 18, 2004. Pursuant to the Implementation Agreement, all Equinox Resources Shares were transferred to the Company and shareholders of Equinox Resources received one fully paid Equinox common share or Equinox CHESS Depository Interest, an Australian depository interest each of which represents one Equinox common share ("Equinox CDIs") in exchange for every three Equinox Resources Shares held.

In connection with the Restructure: (i) Equinox Resources became a wholly-owned subsidiary of the Company; (ii) Equinox Resources was delisted from the Australian Stock Exchange Limited (the "ASX"); (iii) the shareholders of Equinox Resources on June 25, 2004, the record date for determining participation in the Restructure (the "Scheme Shareholders") received one Equinox common share or Equinox CDI in exchange for three Equinox Resources Shares held; and, (iv) the Equinox CDIs were listed on the ASX and the Equinox common shares were listed on the Toronto Stock Exchange (the "TSX").

In connection with the Restructure, Equinox entered into arrangements with holders of options to purchase Equinox Resources Shares pursuant to which such options were cancelled in exchange for Equinox common shares or a combination of Equinox common shares and cash. The purpose of the Restructure was to effect a "redomicile" of Equinox Resources from Australia to Canada and to complete a listing on the TSX which was achieved on June 29, 2004.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries which are owned directly or indirectly by the Company, and their jurisdiction of incorporation. The Company owns 100% of the outstanding securities of all of its material subsidiaries other than, Alturas Minerals Corp. (listed on the TSX Venture Exchange under the trading symbol "ALT"), whose licenses are focused on gold and copper-gold deposits in Peru, in which the Company holds 28.3% of the outstanding equity securities and Liontown Resources Limited (listed on the ASX under the trading symbol "LTR"), whose licenses are focused on base metals in Australia, in which the Company holds 11.4% of the outstanding equity securities, the.

EQUINOX MINERALS LIMITED

Corporate Structure



EQUINOX MINERALS LIMITED
TSX listed (Canada)
28.3%
100%
ALTURAS MINERALS CORP.
TSX-V Tier 2 listed (Canada)
EQUINOX RESOURCES LIMITED
(Inc in Australia)
100%
100%
100%
11.4%
Equinox Overseas Pty Ltd
(Inc in Australia)
Equinox Zambia Limited
(Inc in Zambia)
Equinox Nickel Ventures Pty Ltd
(Inc in Australia)
Liontown Resources Limited
ASX listed (Australia)
100%
100%
Equinox Africa Limited
(Inc in Australia)
Equinox Ventures Pty Ltd
(Inc in Australia) Dormant
100%
Lumwana Mining Company Limited
(formally Equinox Copper Ventures Limited)
(Inc in Zambia)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Equinox was established to be the Canadian holding company of and to carry on the business of Equinox Resources. Equinox Resources is an international mining and exploration company that has been an active explorer since listing on the ASX in 1994. The Company's objective is to continue to progress the development of the Lumwana Project and maintain its present construction schedule, which remains on target with commissioning scheduled during the second quarter of 2008, while maintaining an active "pipeline" of exploration projects. As of December 31, 2006, Equinox had a total of 238 employees.

Equinox Resources was formed in 1993 by the technical team involved in a number of significant discoveries for Hunter Resources Limited during the mid-1980s to early-1990s. The leaders of this team, Craig Williams and the late Dr. Bruce Nisbet, co-founded Equinox Resources. These Australian discoveries included the Ernest Henry copper-gold deposit, the Nimary-Jundee gold deposits and a number of other gold deposits including Mertondale, Goongarrie and Dalgaranga, and the Munni Munni platinum-palladium deposit.

Equinox Resources listed on the ASX in 1994 with a portfolio of exploration properties in Western Australia, Southern Australia and Queensland. The exploration focus for Equinox Resources at that time was Archaean gold and Iron Oxide Copper-Gold ("IOCG") type deposits. In 1994, Mr. Williams and Dr. Nisbet were jointly awarded "Prospector of the Year" by the Australian Association of Mining and Exploration Companies and in 1996 Equinox Resources was awarded "Explorer of the Year" by the Australian Mines Handbook.

In 1996, Equinox Resources commenced overseas activities with exploration for IOCG mineralization in Southern Africa through an alliance with Anglo American Prospecting Services (Pty) Ltd (the "Zambezi Joint Venture"). The Equinox Resources activities in Southern Africa became focused on activities in Zambia as operator of the Zambezi Joint Venture. When, pursuant to the joint venture agreement, this role passed to Anglo American Prospecting Services (Pty) Ltd, Equinox Resources was able to explore independently in Zambia. Subsequently, the Company formed a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation ("Phelps Dodge") for the Lumwana Project in 1999.

The principal assets of Equinox consists of a 100% vested interest in the Lumwana Copper Project in Zambia (the "Lumwana Project") and interests in a number of exploration projects in Zambia and Australia. Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the "BFS") in 2003 and a Definitive Feasibility Study (the "DFS") in 2005.

Although the Company has been focusing on the development of the Lumwana Project (1,355 km^2), Equinox has maintained other exploration activities, particularly the Zambezi Project in Zambia, covering approximately 19,300 km^2. Priority target areas include:

- copper and uranium prospects in the Lumwana area such as Kanga, Kababisa, Nyungu and others; and
- copper and uranium prospects at Kabompo in North-Western Province of Zambia and on the Zambian Copperbelt at Ndola West and Ngala.

The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, were sold on December 15, 2006 into a new company, Liontown Resources Limited ("Liontown"), which listed on the ASX on December 27, 2006 and trades under the symbol "LTR". Equinox owns an 11.4% equity interest in Liontown. Equinox also holds a 28.3% equity interest in Alturas Minerals Corp. whose licenses are focused on gold and copper-gold deposits in Peru.

Figure 1: Map of the World Showing Equinox Regions of Activity


TORONTO
Corporate Office
PERU
Alturas Minerals
Gold exploration
ZAMBIA
Lumwana Project
Exploration properties
- Lumwana
- Zambezi
PERTH
Corporate Office
AUSTRALIA
Liontown Resources &
Joint Ventures
Base Metals Exploration

Financing Activities

On July 8, 2004, Equinox completed an initial public offering and listing on the TSX of 22,000,000 of its common shares at Cdn$0.71, representing aggregate gross proceeds to Equinox of Cdn$15,620,000 ($11,628,000) and aggregate net proceeds of Cdn$14,526,600 ($10,813,000). Net proceeds from this offering were used to fund the purchase of Phelps Dodge's 49% interest in the Lumwana Project, pre-development costs of the Lumwana Project, exploration activities and expenses of the offering.

On March 29, 2005, Equinox completed a private placement of 14,403,900 common shares, at Cdn$0.60 for aggregate gross proceeds of Cdn$8,642,340 ($7,114,455). The net proceeds from the private placement were used for working capital and to fund Equinox's obligations under the Front End Engineering and Development ("FEED") contract described below.

On August 25, 2005, Equinox completed a private placement of 47,933,334 common shares at Cdn$0.60 per common share for aggregate gross proceeds of Cdn$28,760,000 ($24,085,819). The net proceeds from the private placement were used primarily for the Lumwana Project, including expenditure for a portion of the Company's contribution to the initial capital cost, debt financing costs, exploration activities and general working capital purposes.

On December 20, 2005, Equinox completed public offerings on the TSX and ASX of 147,687,500 common shares at Cdn$0.80 and 11,062,500 common shares at A$0.92, respectively. Aggregate gross proceeds were Cdn$126,933,183 ($108,803,284) and aggregate net proceeds were Cdn$120,919,003 ($102,957,796). An additional 22,153,125 common shares were issued on January 5, 2006 at a price of Cdn$0.80 pursuant to an over-allotment option for aggregate gross proceeds of Cdn$17,722,500 ($15,251,721) and aggregate net proceeds of Cdn$16,836,375 ($14,489,135). The total net proceeds from the offerings, including the over-allotment option, was Cdn$137,755,378 ($118,756,621), and these were used primarily for the Lumwana Project.

On April 3, 2006, Equinox closed the first of two tranches of its non-brokered $30 million private placement of its common shares to ZCCM Investments Holdings Plc ("ZCCM") which was announced on March 22, 2006. Aggregate gross proceeds from the private placement were Cdn$17,440,500 ($15,000,000) from this initial placement of 9,227,777 common shares at Cdn$1.89 per common share.

On June 30, 2006, Equinox closed the second and concluding tranche of this non-brokered $30 million private placement of its common shares to ZCCM. Aggregate gross proceeds were Cdn$16,738,500 ($15,000,000) from this final placement of 10,833,980 common shares at Cdn$1.545 per common share.

On September 20, 2006, Equinox closed a Canadian public offering of 75,000,000 of its common shares at Cdn$1.40 per common share. Aggregate gross proceeds were Cdn$105,000,000 ($93,996,000) and aggregate net proceeds were Cdn$102,235,000 ($91,271,911).

On December 1, 2006, Equinox signed a debt facility with a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies (together, the "Financiers") to provide a total of $583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project including a $54 million subordinated debt facility (the "EIB Subordinated Debt Facility") provided by European Investment Bank ("EIB") and a $165.8 million tranche of asset backed finance for the mining fleet (the "Lumwana Project Debt Facility"). On December 8, 2006, in accordance with the terms of the EIB Subordinated Debt Facility, Equinox issued 2,713,341 of its common shares to EIB at the then current trading price of Cdn$2.1175 per share.

On January 9, 2007, Equinox issued a total of 2,950,212 common shares to Ausenco Projects Limited ("Ausenco") and Bateman International Projects BV ("Bateman"), a subsidiary of Bateman Engineering NV, each of Ausenco and Bateman were issued 50% of such common shares. These common shares were issued in connection with the execution of the $407.6 million Lumwana Project fixed price Engineering, Procurement and Construction ("EPC") contract which was signed in September 2006. The issuances were made at a price of Cdn$1.7189 per common share (which amount was the volume weighted average trading price of the common shares on the TSX for the five-day period ending on January 8, 2007) as a payment in the amount of Cdn$5,071,000 ($4,314,000) which amount forms a portion of the first quarterly milestone payment under the terms of the EPC contract. Remaining quarterly milestone payments to be made by way of common share issuances to Ausenco and Bateman will be made over the term of the EPC contract and will total $12,942,000 in additional issuances with such U.S. dollar payment amounts to be converted into Canadian dollars based on the foreign exchange rate applicable at the relevant time and common shares being valued based on the volume weighted average trading price of the common shares for the five-day period immediately prior to the date of issuance.

On March 6, 2007, Equinox closed a Canadian public offering of 105,625,000 units ("Units") at a price of Cdn$2.00 per Unit. Aggregate gross proceeds were Cdn$211,250,000 ($179,275,200) and aggregate net proceeds were Cdn$201,642,096 ($171,121,548). Each Unit consists of one common share in the capital of the Company and one-quarter of one share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of Cdn$2.30 per share for a period of 14 months following the closing of the offering.

Lumwana Project

The Lumwana Project is located in the North-Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world's most significant copper producing regions. Equinox owns a 100% interest in the Lumwana Project.

The BFS was completed in October 2003, following an intensive two-year program by Equinox Resources and the DFS was completed in October 2005. Equinox has commenced development of the Lumwana Project and expects commercial production to commence in 2008. Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge on August 27, 1999. Equinox Resources is the operator of the Lumwana Project and obtained a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge's remaining 49% interest in the Lumwana Project and subsequently entered into an agreement pursuant to which Equinox would acquire the Phelps

Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge has retained a 1% net smelter return royalty which Equinox has an option to acquire for a payment of $12.8 million upon the commencement of commercial production.

Development Plan

The joint venture of Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd ("ABJV") was awarded the contract for the implementation phase of the Lumwana Project in January 2006, to provide a lump sum price for construction of the processing facility which is under construction in the North-Western Province of Zambia. The final fixed-price EPC contract was signed on October 13, 2006 for a total cost to Equinox of approximately $407.6 million, inclusive of funds spent prior to signing the contract. Commissioning is expected to occur in the second quarter of 2008.

In 2006, an infill drilling program was conducted to convert some "inferred" resources to "indicated". As a consequence of this drilling program, and the redesign of the Lumwana Project pits at a copper price of $1.20 per pound, the Lumwana Project mine life has been extended from 18 to 37 years. Although the present plans were aimed at extending the mine life and did not schedule the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable reserves for the first 16 years.

On December 1, 2006, Equinox signed the Lumwana Project Debt Facility. Project construction commenced during the fourth quarter of 2005. To date, construction activity highlights include the following:

- Assembly of the initial Hitachi Diesel/AC-drive haul trucks with the components for the first five 240 t trucks delivered to site. Tires, which are being supplied under a long-term supply and management contract, also began arriving on site late in the fourth quarter of 2006;

- Construction of the main embankment wall for the water storage facility reached the critical elevation required for water storage build up and water flow through the diversion channel;

- Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;

- Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007; and

- The first mass concrete pour took place in December 2006 completing the initial floor of the SAG/ball mill and primary crusher foundations.

The construction schedule remains on target, with commissioning of the mine scheduled to take place during the second quarter of 2008. Debt drawdown from the Lumwana Project Debt Facility is expected to commence during the second quarter of 2007 after Equinox has completed expenditures of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion (which have been satisfied by completion of the March 2007 equity offering), the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years (of which offtake for approximately 55% has been agreed with Chambishi Copper Smelter Limited). Equinox's hedging strategy is to ensure that Lumwana benefits from long term protection from adverse movements in the copper price. Under the facility documents, Equinox will hedge up to 30% of the initial three years of production.

Lumwana uranium Mineral Resources and metallurgical testwork are described in the Technical Report (as defined below). This uranium assessment was conducted as part of the BFS completed in 2003. The Company intends to revise the BFS (as defined below) and update capital and operating costs in a new Lumwana Uranium Feasibility Study expected to be completed by Q1 2008.

DESCRIPTION OF THE BUSINESS

The Lumwana Project

The technical information in this section regarding the Lumwana Project is summarized or extracted from the "Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia" dated October 2006 (the "Technical Report") prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal, Golder Associates Pty Ltd ("Golder"), Tim Miller, Director, Investor Resources Finance Pty Ltd ("IRF"), and Robert Hanbury, Associate Director, Knight Piésold Pty Ltd ("Knight Piésold"), each of whom is a "Qualified Person" as such term is defined in National Instrument 43-101 — *Standards of Disclosure for Mineral Projects* ("National Instrument 43-101"). Ausenco Ltd. was generally responsible for the processing plant, infrastructure and metallurgy, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modelling and economic analysis contained in the Technical Report and under the heading "Economic Analysis" below. Information in this section arising subsequent to the date of the Technical Report, if any, regarding the development of the Lumwana Project is provided by Equinox management. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on the Company's website, www.equinoxminerals.com.

Introduction

The Lumwana Project is a proposed open pit mine and processing plant facility to be constructed on the Central African Copperbelt in the North-Western Province of Zambia. Equinox earned a 51% vested interest in the Lumwana Project by funding the cost of the BFS and acquired the remaining 49% interest from Phelps Dodge on December 31, 2004, bringing its ownership interest in the Lumwana Project to 100%.

The BFS report published in October 2003 was prepared by Aker Kvaerner Australia Pty Ltd ("Aker Kvaerner") in conjunction with various consultants, including Golder which was responsible for the resource, mining, environmental tailings and water management sections of the BFS and IRF. which was responsible for the financial modelling and economic analysis of the project.

GRD Minproc Limited ("GRD Minproc") was appointed the FEED contractor in February 2005. The BFS capital and operating cost estimates were updated in October 2005 in the DFS. GRD Minproc was generally responsible for the processing plant and infrastructure planning, Golder was responsible for the resource and mining aspects, Knight Piésold was responsible for the tailings and water management sections and IRF was responsible for the administration aspects, financial modeling and economic analyses of the project.

Work conducted to date includes geology and resource estimation, proposed open cut mining designs and operation schedules, metallurgical testwork and process flowsheet development, infrastructure required to support the facilities, the proposed water and waste management systems, environmental considerations and studies, financial analysis and the proposed project implementation plan.

On January 10, 2006, Equinox awarded the implementation phase of the Lumwana Project to the ABJV.

On February 16, 2006, Equinox signed a 15-year electricity connection and power supply agreement with the Zambian power authority, ZESCO Limited.

On October 16, 2006, Equinox agreed and signed the final contract price for the EPC contract for the Lumwana Project with ABJV. The total final fixed-price EPC is $407.6 million, inclusive of funds spent to date. The fixed-price EPC contract includes the project capital cost, engineering, contingency, and escalation of the EPC fee and represents the final contracted price. The EPC minimizes cost overrun and completion risk for Equinox and its Financiers.

On December 1, 2006, Equinox signed the Lumwana Project Debt Facility with the Financiers to provide a total of $583.8 million in senior and subordinated project finance for the completion of the development and construction of the Lumwana Project.

On February 15, 2007, Equinox's wholly owned subsidiary Lumwana Mining Company Limited ("LMC") and Chambishi Copper Smelter Limited ("Chambishi") signed a Concentrate Sale and Purchase Agreement for about 55% of the copper concentrates to be produced by the Lumwana Mine during the initial five years of production.

Property Description and Location

The Lumwana Project is located in the North-Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka (Figure 2).

Figure 2: Map of North Western Zambia


LUMWANA
LML 49
Mwinilunga
Solwezi
Mufulira
Chingola
Kitwe
Ndola
Lusaka
Major road
Railway
Lumwana project

The Lumwana Large Scale Mining License ("LML-49") covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects, which collectively constitute the Lumwana Project. LML-49 covers copper, cobalt, gold, silver, uranium and any additional minerals that may be commercially extracted or that are required for Lumwana Project development. LML-49 was granted on January 6, 2004 and is valid for 25 years, renewable for a further 25 years.

The conditions of LML-49 include customary provisions such as the requirement to obtain government approval of the Company's proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. The Company considers these conditions to be reasonable and anticipates no material problems in complying with the conditions of LML-49.

Figure 3 below shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant and township ("Lumwana Estate").

Figure 3: Lumwana Project – Proposed Layout Drawing (Development Case)


DIVERSION CHANNEL
WASTE DUMP
LUMWANA DAM
MALUNDWE MAIN PIT
ROM PAD AND CRUSHER
DIVERSION CHANNEL
PROCESS PLANT
LUMWANA ESTATE (TOWN)
CONSTRUCTION CAMP
MALUNDWE SOUTH EAST PIT
CHIMIWUNGO DAM
SUB-STATION
ADMINISTRATION OFFICES
PROCESS PLANT ROAD
DIVERSION CHANNEL
HEAVY INDUSTRIAL AREA
KILOMETRES
WASTE DUMP
CHIMIWUNGO PIT
WASTE DUMP

Surface Rights and Land Ownership Rights in Zambia

There is no freehold property in Zambia. All land in Zambia vests in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals vests in the person holding a license as issued from the Ministry of Mines. Therefore one person may own the surface rights while another holds the mineral rights pertaining to the same land. As discussed in "— Property Description and Location", Equinox holds the mining license LML-49 for the Lumwana Project.

Access to surface rights may be restricted under certain circumstances including land dedicated as a place of burial, land containing any ancient monument or national monument as defined in the *National Heritage Conservation Act*, land which is within 90 m of any building or dam owned by the Republic of Zambia, land forming part of a Government aerodrome as defined in the *Air Navigation Regulations* under the *Aviation Act* and any land falling within a forest reserve. In each of these cases, the written consent of the appropriate authority will suffice to permit use and access.

A Heritage Survey was undertaken as part of the Environmental Baseline Study. This survey found that some rock shelters and engravings exist and are located upstream of the Malundwe deposit and downstream of the area proposed for the tailings storage facility, but are likely to be affected by the construction of a cross valley overburden dump. Since it is not feasible to re-locate the waste dump, it has been agreed with the National Heritage Commission that some of these engravings will be removed prior to project development being undertaken and stored in a museum.

The holder of LML-49 will also require the written consent of the owner or legal occupier (or his duly authorized agent) for use or access to any land which is the site of, or within 180 m of, any inhabited, occupied or temporarily uninhabited house or building, or within 45 m of any land which has been cleared, ploughed or otherwise prepared in good faith for the growing of farm crops or upon which farm crops are growing. There are no residences within the proposed disturbance area. There was however, agricultural activity in the area which was surveyed and compensation rates were subsequently approved by the regulatory authorities. All agricultural activity within the proposed disturbance area has now been completed, crops have been removed and compensation payments have been disbursed.

The Environmental Council of the Republic of Zambia approved the Environmental Impact Assessment (the "EIA") for the Lumwana Project in October 2005. This was the final major approval required from the Government of Zambia for Lumwana mine development and follows a period of public consultation and disclosure of the EIA in accordance with Zambian regulations and World Bank guidelines.

Acquisition of Title to Land in Zambia

All land in Zambia is categorized as state or reserve land, customary land or trust land. The procedure for procurement of title or use of such land varies with each category. The Lumwana Project land falls into three of these categories: customary land; state land and forest reserve (which is also state land, but has different rules pertaining to acquisition of rights to its use).

Customary land rights in the Lumwana Project area are held by three local chiefdoms: Chief Mukumbi, Chief Mumena and the Matebo Royal Establishment Committee (collectively, the "Royal Chiefs of Lumwana") who hold these rights in trust for the benefit of their communities. A memorandum of understanding was signed on August 7, 2005 pursuant to which the Royal Chiefs of Lumwana agree to grant surface rights to Equinox for the Lumwana Project. Since it is the intention of Equinox to construct major developments on the land, it will be necessary to register holdings under legal title in order to ensure security of tenure.

Title to state land is normally automatic where such land falls within the general area over which a mining license is granted.

Although it is unlawful to deal in forest produce or to build or construct or operate any plant, machinery or equipment in a forest reserve without a proper licence, there is a general exemption from this restriction for companies holding mining licences, subject to due compliance with the provisions of the *Forest Act*.

Development Agreement

On December 16, 2005, Equinox announced that the Development Agreement with the Government of the Republic of Zambia ("GRZ") was signed.

The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project, providing certainty and comfort for investors and financiers in securing the required returns for the project for such a significant capital investment.

Key issues defined in the Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product for the stability period. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has also been a deferral of payment of various customs and excise duties and imposts, and a confirmation that there will be no withholding tax payable on the remission of profits or restrictions on the repatriation of capital.

Project Ownership and Royalties

Equinox acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge on August 27, 1999. Equinox earned a 51% vested interest by completing the BFS and expending in excess of $10.0 million on exploration of the property and the BFS. On December 31, 2004, Equinox acquired the remainder of Phelps Dodge's interest by paying $5.0 million. Phelps Dodge retains a 1% net smelter return royalty which Equinox has the option to acquire for a payment of $12.8 million on the commencement of commercial production.

A royalty of 0.6% of gross metal value produced will be payable to the Zambian Government.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The topography of the project area is characterized by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 meters, Relative Level ("mRL") within the Lumwana East River water course to around 1,410 mRL within the general vicinity of project operations. The predominant vegetation is Miombo woodland, with a good vegetation cover. The project area is not pristine due to the impact of previous tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses. There are no permanent dwellings in the mine area, although some peripheral subsistence farming is practiced and temporary wooden shelters are erected during the growing season. Project development will not require the relocation of any indigenous peoples. There is very little wildlife in the area.

The North-Western Province of Zambia has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm. October has the highest average maximum temperature of 32 degrees Celsius with June having the lowest average minimum temperature of 24 degrees. The operating season for the Lumwana Project will be 365 days per year.

The main access to the Lumwana Project will be via road. The plant site is accessible via a 10 km road branching off the Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North Western Province. This important artery is a two-lane bitumen highway that requires improvement in some stretches; however, the Government of Zambia is committed to upgrading the highway and work has already commenced.

Air access will also be available for emergency and medivac air facilities that may be required during the construction and operational phases of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana Project site and Mwinilunga, some 84 km to the west.

The type of transport required to service the mine and concentrator at the Lumwana Project includes fuel tankers; (55 tonne capacity) tarpaulin covered truck and trailer road trains (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 trains per day; as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

Power at the Lumwana Project site is currently supplied by on-site diesel generators. On February 16, 2006, Equinox signed a contract with Zesco, the power transmission utility of the Government of the Republic of Zambia, for the design and construction of a high-voltage transmission line to supply power to the Lumwana Project. A 330kV power line has been constructed from Chingola to Solwezi, and will have sufficient capacity to supply power to the Solwezi region and the Lumwana Project. The cost of extending the power line from Solwezi is included in the Lumwana Project capital cost estimate, and the terms of the power connection and supply agreement have been negotiated with Zesco for a period of 15 years.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made to cover the operating costs associated with the health and training of the workforce.

Geology

Regional Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan and the Lower and Upper Kundelungu Supergroups, unconformably overlying the basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc. The regional geology of Zambia including the Zambian Copperbelt is shown below in Figure 4.

Figure 4: Zambia – Regional Geology



28° E
Project
13° S
13° S
Zambezi River
Geology
Kalahari sands and alluvium
Karoo sediments
Katanga metasediments
Lower Roan "Mine Series"
Muva metasediments
Gneiss
Metavolcanics/metasediments
Granite
Mineralisation
Gold
Copper and Cobalt
Copper
Gold and Copper
Iron
Uranium
Lumwana LML 49
N
0
200km
28° E

LML-49 covers the north-eastern lobe of the Mwombezhi Dome. A number of Lufilian age, layer parallel shear zones have been recognized in the Dome, which structurally emplace the Katangan units within the basement, producing a series of tectono-stratigraphic sheets which have been thrust on top of the two central cores of the Mwombezhi Dome. Within LML-49 these include the Malundwě and Chimiwungo Sheets, which host the two orebodies.

Lumwana Deposit Types and Mineralization

The Lumwana Project contains two major copper deposits, Malundwe and Chimiwungo, which are structurally controlled deposits of Central African Copperbelt type. Of the two major deposits, Malundwe is smaller, but with higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt. Chimiwungo is much larger and lower in copper grade, but has higher overall cobalt, including a number of significant high grade cobalt zones, and some sporadic uranium mineralization. The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitized, recrystallized muscovite-phlogopite-quartz-kyanite schists, with disseminated sulphides (typically $\leq$5%) dominated by chalcopyrite and bornite. The distribution of copper mineralization is consistently controlled by visible strata bound geology, with high consistency of copper grade. The grade continuity is aligned to an observed north-south mineralization stretching lineation.

The overall mineralization length at Malundwe is approximately 6.0 km in the north-south orientation, and up to 1.0 km wide (east-west). Drill definition of the Chimiwungo Main mineralization extends 1.5 to 2.4 km north-south and 4.2 km in the east-west orientation. Chimiwungo South is separated from Chimiwungo Main by a fault. The mineralization of Chimiwungo South extends up to 1 km north-south and 1.7 km in the east-west orientation.

Typical cross sections through Malundwe and Chimiwungo (Main and South) are presented below in Figures 5.1 and 5.2 respectively.

Figure 5.1: Malundwe Mineralization – Cross Section (Looking North)



W (Looking North)
370600E
370800E
371000E
E
1300RL
1200RL
1100RL
0
100m
Leached overburden
Hangingwall gneiss
Oxide ore
Sulphide ore schist
Footwall gneiss
Epidote schist
Drill hole
MALUNDWE CROSS SECTION 8648350mN

Figure 5.2: Chimiwungo Mineralization – Cross Section (Looking West)


S (Looking West)
8641000N
8642000N
N
1500RL
1000RL
Fault
0
500m
Leached overburden
Hangingwall gneiss
Oxide ore
Upper ore schist
Middle gneiss
Main ore schist
Lower gneiss
Lower ore schist
Footwall gneiss
Drill hole
CHIMIWUNGO SOUTH AND MAIN CROSS SECTION 377630mE

Historical Exploration and Drilling

In the 1930s, prospectors discovered copper in the Lumwana East River adjacent to the Malundwe copper clearing. This discovery was not followed up until 1957 when geochemical and geophysical exploration was carried out by Roan Selection Trust ("RST").

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Four companies have drilled within the resource areas as follows:

- RST and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961 — 1976: 315 diamond core holes;
- AGIP Zambia Limited ("AGIP") - COGEMA Joint Venture ("AGIP/COGEMA") 1982 — 1990: 135 diamond holes and 87 tricone holes;
- Phelps Dodge 1993 — 1999: 27 diamond and 14 reverse circulation ("RC") holes;
- Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) 2000 — 2003: 146 diamond core holes, 486 RC holes;
- Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) 2004: 30 RC holes; and
- Lumwana Mining Company Limited (formerly Equinox Copper Ventures Limited) 2006: 10 RC holes and 30 diamond drill holes.

The Lumwana resource drill hole dataset comprises drilling prior to Equinox of 401 diamond drill holes (70,500 m), and Equinox drill holes for the BFS of 632 drill holes (65,262 m). The average drill hole density at Malundwe is approximately 100 mE x 100 mN, with the density increasing in the central portion of the deposit to 50 mE x 100 mN. Chimiwungo South was infill drilled on a 50 mE x 100 mN grid. Drilling at Chimiwungo East and Main is less dense, although there are small clusters of more detailed drilling at Chimiwungo Main.

Diamond drill hole assays were derived predominantly from sampling in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were only assayed for copper. During the Equinox drilling programs, the RC sample intervals were based on 1 or 2 m samples collected in plastic bags by the drilling contractor, monitored by an Equinox geologist. For all Equinox RC drilling (which constitutes most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an Ore Schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole.

Samples derived from Equinox drilling at Lumwana were analyzed by independent laboratories for copper, cobalt, gold, uranium, sulfur and a suite of additional elements. For geological resource modeling, only valid drill holes of acceptable survey and sample quality were used. These were termed resource holes and consisted of diamond ("DD"), RC and pre-collared RC diamond ("RD") drill holes. The total number of drill holes by type, samples and assays used for the current Malundwe and Chimiwungo resource estimate are presented in Tables 1 and 2 below.

Table 1: Pre-Equinox and Equinox Drill Types in Global Database

	Pre-Equinox		Equinox		
Sample type	No. Holes Chimiwungo	No. Holes Malundwe	No. Holes Chimiwungo	No. Holes Malundwe	Total No. Holes
DD	160	241	93	34	528
RD	—	—	9	9	18
RC	—	—	185	279	464
TOTAL	**160**	**241**	**287**	**322**	**1,010**

Table 2: Pre-Equinox and Equinox Number of Samples/Assays in the Global Database

	Pre-Equinox		Equinox		
Mineral	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Total No. Assays
Copper	8,433	4,467	16,418	7,101	36,419
Cobalt	2,144	2,138	16,418	7,101	27,801
Gold	1,787	1,782	8,761	3,097	15,427
Uranium (Chemical Assays Only)	2,082	2,138	13,524	7,101	24,845

For resource estimation purposes, the final global drill hole database for the Lumwana Project comprises 1,010 drill holes, analyzed for copper, cobalt and gold. A separate uranium database was created with combined chemical uranium assays and gamma log determinations and comprises 724 drill holes.

Mineral Reserves and Resources

Drilling at Lumwana has identified a significant copper resource containing measured and indicated resources of 358.2 million tonnes ("Mt") averaging 0.76% copper and an additional inferred resource of 564.4 Mt averaging 0.63% copper, at a cut-off grade of 0.20% classified in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition), as prescribed by National Instrument 43-101 and reconciled to the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves.

Two development scenarios are described in this AIF and in the Technical Report: (i) the "Base Case" uses a mining schedule which includes only Measured and Indicated Resources mined over an 11 year mine life, and (ii) the "Development Case" which contemplates ore currently classified as 45% Measured and Indicated Resources and 55% Inferred Resources being mined over a 37 year mine life. The Development Case reflects the outcome of a 2006 infill

drilling program which was conducted to convert some "inferred" resources to "indicated" resources and which led to the redesign of the Lumwana pits based on an assumed copper price of $1.20 per pound. Based on these drilling results and the Development Case mining plan, the Lumwana mine life has been extended from 18 to 37 years (including the mining of the Inferred Resources referred to above).

Although the mine design and scheduling which led to the formulation of the Development Case were aimed at extending the mine life and did not attempt to schedule the mining of the orebodies to use all Measured and Indicated Resources early in the life of the mine, it is possible to schedule the mine to contain almost entirely Proven and Probable Reserves for the first 16 years. However, this 16 year mining schedule contemplates the mining of a portion of the Inferred Resources from year 12 onwards. Consequently, in order to comply with the National Instrument 43-101 requirement that the Company provide an economic analysis of the Lumwana Project using only Proven and Probable Mineral Reserves, the Base Case only includes the first 11 years of that 16 year mining schedule.

This assessment confirms within the Development Case designed pits a Proven and Probable sulphide reserve of 321.3 Mt averaging 0.73% copper and 417.2 Mt of inferred sulphide resources at 0.60% copper; and Proven and Probable oxide reserves of 9.6 Mt averaging 0.69% copper and 3.6 Mt of inferred oxide resources at 0.42% copper. Approximately 39% of the sulphide mineral reserves and 54% of the oxide mineral reserves are Proven Reserves. The current mining schedule in the Development Case plans to mine at a production rate of 20 Mt of copper ore per year providing a 37-year mine life. The copper ore will be processed on site to produce a concentrate for treatment at third party smelters. These revised resources and reserves are described below and in the Technical Report.

The Technical Report indicates that, for the Base Case model, Lumwana will produce an average of approximately 153,500 tonnes of copper per year over the 11-year mine life at an overall average cash cost of $0.80 per pound of copper.

Table 3 -- Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined during the copper mining operation and as such, processing of the copper ore does not produce any uranium "contamination" of resultant copper concentrate. The Lumwana uranium resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 4 below.

Table 4: Uranium Mineral Resources within the Lumwana Mining Project

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19,408,000
Inferred	2.6	0.042	2,035,000

With the discovery of Chimiwungo North in 2004, a mineral resource estimate was prepared by Golder using similar quality control, interpolation parameters and the same cut-off grade of 0.2% as the BFS estimate. The Chimiwungo North estimate showed 34.4 Mt indicated copper resource at 0.50% and 9.2 Mt inferred copper resource at 0.42%. No mine planning has been carried out on Chimiwungo North and therefore these resource estimates are not included in the ore reserves.

Table 5 — Sulphide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	**121.1**	**0.89**
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	**200.2**	**0.62**
Inferred Resource	413.0	0.60
Total		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	**321.3**	**0.73**
Total Inferred Resource	417.2	0.60

Table 6 -- Oxide Reserves and Resources within Designed Pits (Development Case)

	Tonnage (Mt)	Cu (%)
Proved	5.2	0.85
Probable	4.4	0.52
Total Mineral Reserves	**9.6**	**0.69**
Inferred Resource	3.6	0.42

As part of the mine planning process the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those covered in the Technical Report that should have a significant impact upon these estimates.

Table 7 provides the mine production schedule for the high grade sulphide feed and low grade sulphide ore for the updated mine plan and schedule for the Base Case. The millfeed material in Table 7 is made up of Measured and Indicated ore only.

Table 7 — Mine Production and Mill Feed Schedule for Sulphide Ore (Base Case)

Year	Waste Tonnes (Mt)	Ore Mined Tonnes (Mt)	Ore Mined Cu (%)	Waste to Ore Ratio (t:t)	Mill Tonnes (Mt)	Feed Cu (%)
2007	11	1	0.93	21.3	0	0.00
2008	71	11	1.27	6.5	9	1.28
2009	124	20	0.99	6.2	20	0.99
2010	106	20	1.03	5.3	20	1.03
2011	100	20	0.84	5.0	20	0.84
2012	116	20	0.74	5.8	20	0.81
2013	100	20	0.82	5.0	20	0.82
2014	109	20	0.72	5.5	20	0.72
2015	102	20	0.76	5.1	20	0.76
2016	51	20	0.69	2.5	20	0.69
2017	41	20	0.67	2.0	20	0.67
2018	31	20	0.78	1.5	20	0.78
2019	16	10	0.66	1.6	12	0.65
Total	**977**	**222**	**0.82**	**4.4**	**222**	**0.82**

This Base Case mine plan gives an average strip ratio of 4.4t:1t.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 10.6 Mt at 0.65% Cu for the Base Case.

The high grade uranium ore, which is included in the waste schedule above, will be stockpiled for possible future processing.

Table 8 summarizes the projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes for the Base Case.

Table 8 — Summary of Lumwana Project Final Product Production (Base Case)

Year	Concentrate Production (dkt/a)	Copper from Smelting of Concentrate (kt/a)
2008	234	107
2009	467	180
2010	426	193
2011	338	158
2012	461	151
2013	407	153
2014	455	135
2015	449	142
2016	444	130
2017	441	124
2018	452	146
2019	268	70
Total	**4,842**	**1,688**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The figures for copper from smelting of concentrate are those that Equinox would be credited for (i.e. smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized in Section 23.4 of the Technical Report).

Total projected production of copper concentrate under the Development Case totals 14,183 dkt while copper from smelting of concentrate is 4,502 kt.

Proposed Mining Operations – Development Case

The Malundwe deposit will be mined first with mining expected to be completed in just over six years. The Chimiwungo deposit will be mined next from year 6 onwards. The mine plan contemplates the mining and processing of sulphide copper ore at a rate of 20 million tonnes per year ("Mtpa").

A full optimization study was carried out using Whittle FourX software to determine the pits to be used as the basis of final and stage designs. The final pits, were designed using the slope parameters developed as part of a geotechnical study. The Malundwe and Chimiwungo South pits reach maximum depths of 190 m and 405 m respectively.

The mine is expected to produce sulphide copper ore at a rate of 20 Mtpa once full mill production is reached. This will involve the use of four hydraulic face shovels for waste and ore and two hydraulic excavators (26 m^3) plus a smaller unit for selective mining and 26 large AC drive haul units (242 tonnes). These units will be supported by a fleet of drills, front end loaders, bulldozers, graders and other ancillary equipment.

The tailings will be placed in a tailings storage facility upstream of the Malundwe pit for the life of the mine and then in the Malundwe pit towards the end of the life. Part of the Malundwe waste dump will act as a wide embankment fill between the tailings and the Malundwe pit. Other waste dumps will be developed close to the pits, but will tie in with the local topography.

The Malundwe pits will be dewatered using a combination of boreholes and in-pit sumps, with water being pumped into the Lumwana East River downstream of the Malundwe pit. Chimiwungo will be dewatered using in pit sumps only.

A detailed mining schedule was developed that included mining the Malundwe 'Starter pit' to give technical personnel an opportunity to evaluate geotechnical, hydrological and general operational aspects of the Malundwe pit prior to full production commencing in the first quarter of 2008. This allows mining higher grade in the first two years of the schedule and is aimed at improving copper production.

Total high grade and low grade ore mined under the Development Case totals 691 Mt and 51 Mt, respectively, at an average copper grade of 0.68% and 0.29% with mill feed continuing at a rate of 20 Mt/a until 2045. The low grade sulphide ore is stockpiled and processed later in the Lumwana Project's life. The Development Case mine plan gives an average strip ratio is 4.2t:1t.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 15.3 Mt at 0.52% Cu for the Development Case.

Metallurgical Testing and Mineral Processing

Metallurgical Testwork

Metallurgical testwork during the BFS was carried out by Ammtec Ltd., of Perth, Western Australia ("Ammtec") under the management of Aker Kvaerner to characterize the physical properties of the various ore types. Standard metallurgical testwork procedures were applied. Bond Impact Crushing Work Index determinations showed results ranging 2.3 to 11.6 kilowatt hours per tonne ("kWh/t") and averaging 5.2 kWh/t. Additional mineralogical investigations were undertaken by the Mineral Liberation Analysis Bureau of the Julius Kruttschnitt Mineral Research Centre, of Brisbane, Queensland, Australia. This testwork effectively showed that effective mineral liberation occurred at the relatively coarse grind size of 300 microns.

The BFS locked cycle flotation tests produced flotation concentrate from Malundwe grading 44.4% copper with a copper recovery of 96.8%; and from Chimiwungo grading 24.7% copper with a copper recovery of 97.8%. Additional locked cycle testwork performed in 2004 by Ammtec including concentrate regrind/refloat on Chimiwungo ore produced concentrates grading 22.1 to 46% copper. The upper copper grade of 46% is accounted for by significant quantities of bornite in the schist from which those samples were taken. Copper recovery for all three ore schist types tested was above 95%.

As recommended in the BFS, further metallurgical testwork ("FEED Testwork") was carried out to characterise ore hardness for design of the comminution circuit. This FEED Testwork was conducted in 2005 and involved carrying out various grinding and ore hardness testwork on 150 samples obtained from the Malundwe and Chimiwungo ore bodies. Bench and pilot scale flotation testwork was also undertaken.

Process Plant

The BFS testwork was designed around the production of a "roaster grade" concentrate as feed to the on-site RLE facility to produce copper cathode and a "high grade" copper concentrate for sale and treatment at an external smelter/refinery. However, to minimize capital costs, Equinox determined in October 2004 that all of the Chimiwungo concentrate will be treated at an external smelter/refinery and therefore the RLE facility is not required. Equinox considers the RLE facility to be a potential project enhancement. It is not part of the integral project development plan.

Based upon this development plan, additional flotation testwork was carried out in late 2004 to further investigate flotation performance, in particular to assess the ability to produce a higher concentrate grade from the Chimiwungo orebody. See "— Metallurgical Testing and Mineral Reserves – Metallurgical Testwork".

<u>Concentrator</u>

The concentrator flowsheet has been designed to treat 20 Mtpa and is based upon the metallurgical testing carried out during the BFS and FEED phases of the project. Trucks from the mine will tip directly into a run of mine

dump hopper for primary crushing from a nominal size of 1,500 mm to less than 200 mm. This product is then conveyed to a conical crushed ore stockpile from which ore is reclaimed via apron feeders onto a conveyor belt providing direct feed into the SAG mill. The SAG mill discharges into a hopper and is pumped to hydrocyclones in closed circuit with a ball mill for regrinding, with the overflow (P_{80} of 280 μm) reporting to flotation.

The flotation circuit consists of two parallel trains of roughing and scavenging flotation cells, with the concentrate recovered being reground and then cleaned in a conventional cleaning and recleaning circuit to reach final concentration grade. Concentrates of 44% copper from Malundwe and 29% copper from Chimiwungo will be transported to market for smelting and refining. A simplified flowsheet for the concentrator process is provided in Figure 6.

Figure 6: Summary Process Plant Flowsheet



ROM
Stockpiles
ROM Bin and
Primary Crushing
Crushed Ore
Stockpile
SAG Mill
Ball Mill
Flotation
Tailings
Thickener
waste
Regrind Mill
Tailings
Storage
Facility
Flotation
Concentrate
Thickener
Off Site
Smelter
Concentrate
Filter Press

RLE Plant

The RLE flowsheet was designed to process 100,000 tonnes per year of Chimiwungo concentrates on-site. Any excess concentrate to the RLE Plant feed would be transported off-site for processing at a smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Figure 7 summarizes the main unit operations and major flows within the RLE circuit. Equinox considers the RLE facility to be a potential project enhancement and not part of the integral project development plan.

Figure 7: RLE Circuit – Block Flow Diagram



SULPHURIC ACID
ACID PLANT
RESIDUE TREATMENT
RLE PLANT RESIDUE
FLOTATION CONCENTRATE
ROAST - LEACH
NEUTRALISATION
COBALT RECOVERY
COBALT POWDER
SOLVENT EXTRACTION
ELECTROWINNING
COPPER CATHODE

Uranium Process Plant

The BFS testwork indicated uranium recoveries of 97% could be achieved in the production of uranium yellow cake from Lumwana uranium mineralization. Based on this testwork, a Pre-Feasibility Study ("PFS") level uranium extraction plant was designed. This design and costing is in the process of being updated as part of the uranium feasibility study currently underway. Uranium recovery does not form part of the integral project development plan. Uranium mineralization will be stockpiled for later access.

Copper Concentrates

Testwork shows that during years 1 to 5, when the Malundwe ore is being treated, relatively high copper grades (44% contained copper) would be contained in the concentrates produced. Testwork on the Chimiwungo ore showed that the concentrate would contain approximately 25% copper. Subsequent testwork indicates that the Chimiwungo concentrate grade could be increased to 28 to 32% copper by a regrind/refloat circuit. The Technical Report indicates that most smelters today are running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

Copper concentrates are typically sold by mining companies to smelters or to metal traders. Following shipment and delivery to the smelter, the smelter treats the copper concentrate and further refines the resulting copper to remove impurities and produce refined copper metal for use in industrial and other applications. Freight, treatment and refining charges are typically charged to the supplier of copper concentrates. Penalties or reduced prices may apply if the copper concentrate contains impurities, such as mercury, uranium or arsenic above specified levels, and the supplier may obtain credits for gold, silver or other valuable metals contained in the concentrate along with copper. Sales to smelters typically occur under long term sales contracts, with prices linked to average monthly prices quoted on commodities exchanges such as the LME. Associated charges such as treatment and refining charges are usually negotiated annually between the supplier and the smelter based on market terms at that time. Freight charges are typically also paid by the supplier.

Samples of Malundwe and Chimiwungo concentrates have been provided to smelters for the purpose of negotiating of off-take agreements. The Lumwana Project Debt Facility requires offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years. The 55% offtake agreement signed on February 15, 2007 with Chambishi leaves the remaining 25% to be finalized before debt drawdown can begin. Discussions are currently underway with smelters in Southern Africa and elsewhere in relation to the processing of this remaining 25% of Lumwana concentrates. Equinox has entered into letters of intent through its wholly owned subsidiary LMC, with the Palabora Mining Company of South Africa, Ongopolo Mining & Processing Limited of the Republic of Namibia and Mopani Copper Mines PIC. of the Republic of Zambia with a view to establishing long term contracts for the future supply of Lumwana copper concentrates.

Gold

It is expected that some of the gold contained in the concentrate will be credited to Equinox. However, at this stage, revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Uranium

Although a uranium leach plant was designed in the BFS to treat stockpiled uranium mineralization at Lumwana, it was found to be uneconomic at the $11 per pound uranium prices at the time of the BFS. Since that time, uranium prices have increased substantially. Given this increase and the indicative strength of the uranium market going forward, the review of uranium resources at Lumwana has taken on increased significance and a revised feasibility study is planned to be completed by the first quarter of 2008.

Zambian Taxes

The Development Agreement with the GRZ for the Lumwana Project was signed on December 16, 2005. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project.

Generally, the fiscal regime will apply to Lumwana as follows:

- The corporate tax rate is 25% for any company involved in copper and cobalt production.
- A royalty of 0.6% of gross metal value will be payable to the GRZ.
- Mining outputs will be subject to VAT at either 0% or the standard rate of 17.5% depending on whether or not the supply is destined for the export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 17.5%.
- Local suppliers of goods and services will include VAT at 17.5% on the invoice value of their taxable supplies made to Equinox. The VAT incurred on business inputs sourced locally can be claimed back from the Zambian Revenue Authority through monthly VAT Returns as input tax.
- Import VAT is payable on importation of goods into Zambia. The VAT paid at the border on business imports is claimable through monthly VAT Returns as input tax. For imported services, VAT would be chargeable based on the gross value of the services imported. The VAT incurred on imported services can be claimed back using the VAT Reverse Charge mechanism.
- No withholding tax will apply to dividends, royalties, management fees to shareholders or their affiliates and interest payments to shareholders or affiliates, including any lender of money to the Lumwana Project. A 15% withholding tax applies to payments to construction and haulage services, and management and consultancy fees paid to third parties.

- The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting. During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items.

- Tax losses can be carried forward for mining companies involved in the production of copper and cobalt for a period of ten years.

- Capital allowances are allowed up-front, or once incurred for a period of up to 20 years. This includes money expended upon buildings, equipment and interest payable on any loan for mining or prospecting purposes.

- There has been a deferral of payment mechanism put in place for various customs and excise duties and imports.

Environmental

The Lumwana Project is a greenfields site with no pre-existing environmental liabilities. Golder completed an Environmental Impact Study to World Bank standards at Lumwana. No significant environmental issues were identified that could adversely impact on the development plan. Most of the project, except for the Chimiwungo deposit, falls inside the 105 Acres National Forest, an area set aside by the Zambian government for rejuvenating Miombo woodland. The protected status is based on timber resource and not nature conservation considerations. The Director of Forestry in the Ministry of Environment and Natural Resources has agreed to excise and degazette the area affected by the mine development within the Forest Reserve. The Forestry Department has assessed the value of the timber in this area and concluded no compensation is due.

A mine reclamation plan has been prepared, the main objectives of which will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site decommissioning. As there are no inhabitants on the Lumwana Project site, no relocation of the local population has been required. A social management plan has been developed for the local region.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. Overall, the aquatic flora and fauna of the area is very much the norm for the region.

The water management plan is driven by the need to divert flows in the Lumwana East River safely around the mine workings as the river will be interrupted by the development of the Malundwe Pits.

Recycled water from the tailings storage facility (the "TSF") and raw water from the water storage facility (the "WSF") will be used to provide water for processing purposes, construction and dust control. Raw water and potable water is planned to be supplied from the WSF, which will have capacity of 12 GL (year 1) to 569 GL (year 6 onwards). For the first 12 years of operation, the TSF need not discharge water. During this time no unacceptable low flow conditions at the downstream compliance point are expected.

Diversion channels will take water from the WSF overflow and Chimiwungo dam and divert the water past the TSF and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project.

A geochemical characterization study of the tailings-solids and tailings-slurry-water samples concluded that the tailings-solids samples are classified as Non-Acid Forming.

The tailings from the processing of the Malundwe and Chimiwungo ore will be deposited into the TSF, a purpose built facility downstream of the WSF and upstream of the Malundwe South pit. The TSF embankment will be constructed as a clay core rockfill structure immediately upstream of the Malundwe South pit. Any risk of flow to the pit will be minimized through the placement of a significant width of waste rock between the pit and the dam.

Exploration

The Lumwana region has not been systematically explored for copper since the 1970s, with more recent explorers focusing on the known deposits or on the uranium potential of the region. This provides an exploration opportunity, which Equinox has begun to exploit through its exploration activities.

Equinox has compiled a comprehensive Geographical Information System database of the Lumwana region using the historic exploration data and recent geophysics and drill hole information. This synthesis has enabled targets to be defined and prioritized for future exploration.

To date, 28 copper, cobalt and uranium targets have been identified and prioritized by Equinox (as shown in Figure 8) using a number of parameters, including the likelihood of locating shallow open pit higher-grade mineralization in proximity to the proposed plant. Based on the Equinox ranking, seven of these targets are considered high priority copper prospects.

Figure 8: Lumwana Area Exploration Potential – IP Survey areas



N
0
10Km
Kamaranda
Malundwe
Kababisa
Lubwe
Chimiwungo North
Chimiwungo
Kanga
Katangan
Rumming Quartzite
Decollement
Chimiwungo Sheet
Malundwe West Sheet
Shinyinda Sheet
Malundwe Sheet
Kamaranda Sheet
Basement
Pit
JORC Resource
Non-JORC Mineralised Zone
Thrust
Fault
Lumwana LML-49
IP Surveys

Kanga

This prospect is located south along strike and down plunge of the Malundwe deposit. Previously named Malundwe South, a ground induced polarization geophysical survey ("IP") in June 2006 identified a significant anomaly extending over a north-south strike of 2 km south of the Malundwe pits. Most of the anomalous zone is coincident with the southern projection of the best copper mineralization zones at Malundwe. Sporadic historic drilling along the eastern margin, primarily by uranium explorers AGIP-COGEMA intersected copper mineralized Ore Schist and a number of discrete zones of uranium mineralization. The IP response is similar to that seen within the Malundwe resource and based on previous experience Equinox believes there is a good chance for locating significant tonnages of copper mineralization of similar grades to Malundwe potentially mineable by open pit methods. In addition, the eastern portion of Kanga contains surface and drill intersection zones of uranium anomalism. Reverse circulation percussion ("RC") drilling is underway with the initial phase of 10 RC holes released showing all holes intersected copper mineralization (occurring as chalcopyrite and subordinate amounts of bornite, with cobalt also present) and three holes intersected uranium mineralization. The Malundwe deposit, the first to be mined, remains open in three directions.

Chimiwungo North

Equinox in late-2005 discovered a new copper deposit called Chimiwungo North, about 300m north of the planned Chimiwungo Main deposit and approximately 3 km from the proposed process plant. Copper mineralization has been identified in 28 of the 30 RC drill holes completed at Chimiwungo North. The mineralized zone extends over an area of 700 m (N-S) by 450 m (E-W), and remains open to the west, east and north.

In June 2006 an IP survey looking for extensions to Chimiwungo North has identified a number of significant high chargeability IP anomalies to the east, north and west of the known mineralization. These anomalies appear to be associated with disseminated sulphide extensions of Chimiwungo and Chimiwungo North deposits and as possible new discrete sulphide mineralization in an area called Kangrubwe. These anomalies require drill testing.

Kababisa and Kamaranda

The Kababisa and Kamaranda prospects are respectively located 3.5 km northeast and 5 km north of the planned Malwundwe open pit, between 7 km and 11 km northwest from the process plant site. The 2006 IP survey identified a 3.5 km north trending anomalous zone at Kababisa and at Kamaranda, three 1-2 km long northwest to north trending anomalies. These anomalies have similar IP responses to those associated with the Malwundwe and Chimiwungo deposits. Based on previous experience Equinox believes the anomalies at Kababisa and Kamaranda have the potential to host significant zones of sulphide mineralization and RAB and RC drilling is underway at the Kababisa prospect.

Nyungu

The Nyungu Prospect located about 40 km southwest of Malundwe where previous drilling intersected copper sulphides. Equinox has completed a geophysical program to define targets at Nyungu and rotary air-blast ("RAB") drilling is underway.

Uranium Exploration Potential at Lumwana

In addition to the uranium resources defined at Malundwe and Chimiwungo, there exists considerable additional exploration potential for uranium within the 1,355 km^2 Lumwana Mining License. AGIP/COGEMA conducted an extensive regional uranium exploration program at Lumwana between 1981 and 1991 which defined a number of non-JORC compliant uranium mineralized zones and prospects outside of the proposed Lumwana copper reserve base. This provides potential for the development of additional uranium resources. These targets include the eastern side of the Kanga prospect southeast of the Malwundwe pits which will be drill tested as part of the follow-up of the Kanga anomaly. As noted above a revised uranium feasibility study is underway, with completion expected in the first quarter of 2008.

Economic Analysis

The projections, forecasts, and estimates included in this section (including those with respect to net present value and production targets) constitute forward-looking information. Readers are urged to review the section titled "Cautionary Statement Regarding Forward-Looking Statements" and to not place undue reliance on such forward-looking information. Such information has also not been prepared with a view toward compliance with the guidelines established by the Canadian Institute of Chartered Accountants for the preparation and presentation of prospective financial information.

The BFS contained an economic evaluation, based on the Company's mine plan, which includes the mining of inferred resources occurring within the defined pits, which is not technically in compliance with the requirements of National Instrument 43-101. The updated capital and operating cost estimates from the DFS are also based on a mining plan that includes the mining of inferred resources.

Capital Cost Estimates

The capital costs shown in Table 9 below are divided into pre-production and deferred costs incurred over the life of mine based on the Base Case. Pre-production capital expenditure is associated with the mining of Malundwe and the production of concentrate on-site which is transported to an off-site plant for smelting. It includes infrastructure (power supply, dams), pre-stripping, concentrator, indirect and contingency costs. The deferred capital costs are those costs incurred during production, including the replacement of various equipment items (such as light vehicles, motors, gearboxes and similar equipment) and the construction of a new primary crusher and a conveying facility to feed the concentrator with Chimiwungo crushed ore.

Table 9 — Consolidated Capital Cost Estimate (Base Case) ($ millions)

Cost Area	Pre-Production	Deferred	Total
Mining (excluding Mining Fleet)			
Pre-production (including pre-strip)(1)	66.7	0.0	66.7
Miscellaneous Mining Equipment(1)	18.2	23.0	41.2
Processing Plant			
Mobile Equipment(1)	2.7	2.9	5.5
Process Plant — EPC(2)	357.4	8.6	366.0
Infrastructure & Development Contributions(1)	2.4	0.0	2.4
First Fill(1)	14.8	5.1	19.8
Sustaining Capital(1)	0.0	21.7	21.7
General			
Tailings & Water Storage Facilities(3)	18.7	43.9	62.6
General — Administration(1)	30.1	12.5	42.6
Total Direct Costs	**510.8**	**117.6**	**628.4**
Mining Fleet(1),(4)	165.4	4.2	169.6
Total Including Mining Fleet	**676.2**	**121.8**	**798.0**
Contingency(1),(5)	35.6	0.0	35.6
Total including Mining Fleet & Contingency	**711.8**	**121.8**	**833.6**
Exploration(1)	2.9	4.9	7.8
Rehabilitation (end of mine life)	0.0	5.2	5.2
Total Capital (Including Exploration Costs)	**714.7**	**131.9**	**846.6**

Notes:

(1) Developed by Equinox.

(2) Developed by ABJV (defined below). This includes the process plant ($372.6 million) and the EPC (defined below) fee ($35.0 million) totalling $407.6 million. As indicated in the Technical Report, to September 30, 2006, $41.6 million of the $372.6 million for the process plant has been spent (as advised by Equinox), leaving $331.0 million to be spent. As of December 31, 2006, Equinox has spent an additional $66.7 million of that $366.0 million.

(3) Developed by Knight Piésold.

(4) It is Equinox's intention to fund the mining fleet through a combination of project financing and a separate asset financing arrangement. See "Development Plan".

(5) This contingency is in addition to the contingency incorporated in the EPC contract.

The capital cost estimate for the Development Case includes an additional $385 million as deferred capital over the life the project.

Operating Cost Estimates

Estimated operating costs were developed by Equinox for the Mine, Concentrator and Administration departments, including the associated infrastructure for the Base Case and are summarized in Table 10 below.

The overall operating costs include the following:

- Mining operating costs;
- Process plant operating costs;
- Administration costs;
- Off site smelting and refining costs; and
- Product realization costs including transportation, marketing and insurance costs.

Table 10 — Operating Cost Estimate (Base Case)

Year	Mining	Concentrator	Admin	Concentrate Treatment and Refinery Costs	Realisation Costs	Total	Total
	($M)	($M)	($M)	($M)	($M)	($M)	($/lb)
2008	47	19	10	47	29	152	0.64
2009	97	42	19	85	58	301	0.76
2010	84	45	15	85	51	280	0.66
2011	83	45	16	69	40	253	0.73
2012	92	44	16	77	56	286	0.86
2013	88	46	17	73	48	273	0.81
2014	93	46	19	72	54	284	0.95
2015	91	46	19	73	53	283	0.90
2016	64	46	18	70	52	250	0.88
2017	54	46	17	68	52	238	0.87
2018	47	46	16	75	55	238	0.74
2019	19	29	10	40	32	130	0.84
Total/Avg	**859**	**502**	**191**	**832**	**581**	**2,966**	**0.80**

Notes:

(1) Year 2008 is from July 1, the estimated date for the commencement of production.

(2) The above table excludes royalties payable to the Zambian Government and Phelps Dodge, and a corporate office cost, however, these costs are included in the economic analysis.

(3) The above table is based upon a copper price of $1.30/lb.

The life of project average total operating costs for the Development Case is estimated to be $0.90/lb of copper produced.

Results of Economic Analysis

The economic analysis set out below is based on the Base Case and is provided in order to comply with the requirements of National Instrument 43-101, which preclude the disclosure of an economic evaluation which includes Inferred Resources. The Company intends to develop the Lumwana Project in accordance with the Development Case, which it believes is the optimal approach and realistic given the Company's historic and anticipated conversion of Inferred Resources to Indicated Resources. The Company further believes that the Development Case will generate significantly higher net cash flows and pre- and post-tax NPVs than those indicated in the Base Case.

The key financial parameters for the Base Case development scenario were developed by IRF at a copper price of $1.30 per pound (in 2006 dollars). The current copper price is considerably higher than $1.30 per pound. As a result, the key financial parameters were also determined at $1.88 per pound (in 2006 dollars), which is the three year trailing average price of copper at the time of the Technical Report in line with the U.S. Securities and Exchange Commission requirements, to show the impact of a higher copper price. As noted in Table 11 below, the economic evaluation utilizes the mining schedule shown in Table 7 and production schedule in Table 8. The Base Case utilizes a mining schedule that contains only Measured and Indicated Resources (no Inferred Resources) for a period of 11 years. Measured and Indicated Resources in the Development Case total 16 years, however this scenario contemplates the mining of a portion of the Inferred Resources from year 12 onwards. As a result the Base Case only includes 11 years for economic evaluation purposes.

Table 11 — Lumwana Project — Key Financial Parameters (Base Case)

Element	Units	Copper Price $1.30/lb	Copper Price $1.88/lb
Summary of Financials			
Pre-tax IRR(1) (real)	%	16.5	39.0
Pre-tax NPV(2) (0% real)	$M	945	2,850
Pre-tax NPV (8% real)	$M	316	1,428
Pre-tax NPV (10% real)	$M	220	1,207
Post-tax IRR (real)	%	14.4	34.3
Post-tax NPV (0% real)	$M	732	2,161
Post-tax NPV (8% real)	$M	215	1,060
Post-tax NPV (10% real)	$M	135	887
Net Cash Flow Before Capital and Tax	$M	1,792	3,697
Net Cash Flow After Capital and Before Tax	$M	945	2,850
Average Cash Cost — First 5 Years	¢/lb Cu	73.8	79.7
Average Cash Cost — Life of Mine	¢/lb Cu	79.8	85.7
Pre-Production Capex	$M	511	511
Pre-production Mining Fleet	$M	165	165
Pre-production Contingencies and Exploration	$M	39	39
Deferred Capex	$M	132	132
Total Project Capex	$M	847	847
Payback Period	years	3.5	1.6
Copper Produced from Smelting	kt	1,688	1,688
Copper Price (2006$)	$/lb	1.30	1.88

Notes:

(1) Internal rate of return.

(2) Net present value.

The term "cash cost" is used on a per pound of copper basis. Cash cost per pound is equivalent to mining operations, transport and smelting expenses for the period divided by the number of pounds of copper produced during the period. Cash cost of production per pound of copper is equivalent to total cash cost per pound less transport and smelting expenses. Cash operating cost information is included to provide information about the cost structure of mining operations. This information differs from measures of performance determined in accordance with Generally

Accepted Accounting Principles ("GAAP") in Canada and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The NPVs and IRRs of the Lumwana Project are based on cash flows excluding debt financing. The NPVs have been evaluated using discount rates of 0%, 8% and 10% per year.

The post tax NPVs and IRRs assume a stand-alone entity and operation in Zambia, with a corporate tax rate of 25% over the life of the project, a capital allowance of 100% for all capital expenditure on the Lumwana Project and carried forward tax deductions from past expenditure on the Lumwana Project, as advised by the Company. Any taxation implications resulting from Canadian or other foreign ownership of the Zambian entity have not been considered.

Based on the Development Case, copper produced from the smelting of concentrate would total 4,502 kt over the life of the project, providing net cash flow after capital and before tax of $2,510 million (at $1.30/lb Cu) and $7,540 million (at $1.88/lb Cu).

Pre- and post-tax NPVs for the Development Case, at an 8% discount, are $490 million and $345 million (at $1.30/lb Cu) and $2,070 million and $1,540 million (at $1.88/lb Cu). Given the historic conversion of Inferred Resources to Indicated Resources following definition drill programs, Equinox feels that the Development Case is realistic given the plan to continue resource definition drilling as the mine develops.

The economic evaluation of the Mineral Resources and Reserves in the Development Case of the Lumwana Project includes Inferred Mineral Resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as Mineral Reserves, and there is currently no certainty that the proposed economic outcome will be achieved.

Other Exploration Projects

Zambia: Copperbelt-Style Copper Cobalt Projects

Lumwana Exploration

The Lumwana region of the North-Western Province in Zambia has not been systematically explored for copper since the 1970s, providing a significant exploration opportunity for Equinox. To date Equinox has defined 28 high priority copper, cobalt and uranium targets on the 1,355 km^2 Lumwana Mining License. Equinox's objective is to locate a significant tonnage of open pitable mineralization within trucking distance of the Lumwana processing plant. The highest ranked targets are considered to have significant prospectivity for substantial tonnages of shallow copper-cobalt mineralization. Furthermore, the significant number of radiometric anomalies actively being investigated offer potential to increase the Company's current uranium resources. See "Lumwana Copper Project—Exploration".

Zambezi Project (100% Equinox)

The Zambezi Joint Venture between Equinox and Anglo American Plc ("Anglo") was formed in 1996. Anglo had the right to earn a 70% interest by expenditure of $12.5 million and vested its 70% interest by completing this expenditure in 2003. On June 14, 2005, Equinox and Anglo entered into an agreement to restructure the Zambezi Joint Venture, giving Equinox a 100% interest in the project (the "Zambezi Project"). Under the terms of the restructuring, Anglo is entitled to 1.5% of net smelter return and, should Equinox discover a mineral resource greater than 3 million tonnes of copper metal (or equivalent), Anglo may exercise an option to buyback a 70% interest by repaying Equinox 250% of expenditures incurred and funding a bankable feasibility study.

Figure 9: Zambezi Project Tenement Locations



LUMWANA
LML 49
0
100km
Kasanka
Kitwe-Mwekere
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Major road
Railway
Lumwana project
Zambezi Projects
Lufwanyama
Lusaka

Equinox controls 100% of the tenements covering 19,300km^2, located predominantly in the North-Western Province of Zambia and on the Copperbelt, referred to as the Zambezi Project (Figure 9). Equinox controls extensive ground positions over 3 of the 4 mineralized 'domes' in Zambia.

A substantial exploration effort has been conducted on the Zambezi Project tenements since 1996. Some key exploration properties include:

Kitwe – Mwekere

In the Kafue Dome of the Copperbelt the Kitwe-Mwekere properties adjoin many of the current major Copperbelt mining operations. The most highly prospective targets within these tenements, including the Ndola West, Ngala and Mwekere prospects are in the Lower Roan sequence which extends for approximately 90 km along the border between Zambia and the Democratic Republic of Congo ("DRC") between the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals Limited) in the southeast, to the Mulfulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier and Nina prospects of First Quantum that are located within 2 km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border between Zambia and the DRC. Exploration programs to date have pursued high priority targets in the Kitwe-Mwekere region, including extensions of the Frontier-Nina sequence and other targets such as Ndola West where the Company has released results from its first 8 RC drill holes. Drilling intersected significant shallow oxide copper mineralization and includes a wide intersect of 64m at 2.33% copper including 38m at 3.5% copper. Previous drilling at Ndola West also generated significant intersections (e.g. 9m of 3.8% copper) and interpretation of the geochemical and geophysical data suggests that the copper mineralization similar in character to the Mufulira mines along strike may well be present and may extend along a strike of up to 4.5km. The geology remains open along strike to the south-east as well as at depth.

Mwombezhi Dome

A 1,138 km^2 property in the northwest Copperbelt covers the south-western lobe of the Mwombezhi Dome. The north-eastern lobe hosts the Lumwana Project. Any discovery at the Mwombezhi Dome could positively impact Lumwana development. The Mwombezhi Dome tenement covers the same type of geology as the adjoining Lumwana Mining Licence and is considered equally prospective. Exploration to date has discovered Lumwana-style copper mineralisation at two prospects, Nyungu and Kavipopo. A program of detailed airborne magnetic and radiometrics followed by spectrometer and IP ground geophysics and aircore and RC drilling is underway in the search for both sulphide Cu-Co and uranium deposits.

Kabompo

The Kabompo property covers 5,900 km^2 of the Kabompo Dome, the next dome west of the Mwombezhi Dome at Lumwana. Widespread copper mineralization has been identified a Kabompo, including wide zones of low grade copper mineralization intersected at the Kalaba prospect. Priority targets include the West Lunga copper soil anomaly, the Kalaba prospect, several possible Lumwana-style basement hosted copper soil anomalies and a number of uranium radiometric anomalies. Ongoing activities include a combination of geological mapping, IP and spectrometer ground geophysics and aircore and RC drilling.

Epithermal Gold and Base Metal Projects in Peru (Alturas Minerals Corp.)

Equinox commenced exploration in Peru, focusing on epithermal gold and base metal mineralization. The Equinox activities in Peru were through a 70% equity interest in Alturas Minerals SRL ("Alturas Minerals"), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970s.

One of the founders of Alturas Minerals was involved in the discovery of the Yanacocha gold mine, and another was President and subsequently Executive Chairman of Compañia Minera Antamina during the development, construction and startup period of the Antamina Mine. Peru hosts a number of very large, low cost gold and base metal deposits, and is currently the focus of considerable exploration activities by a number of major mining companies. Alturas Minerals assembled a portfolio of gold and base metal projects in Peru, initially funded by Equinox.

Alturas Minerals Corp. was formed via an internal reorganization and amalgamation with a listed vehicle, Iron Lake Minerals Inc., and listed on the TSX Venture exchange in April 2006. Equinox maintains a 28.3% equity interest in Alturas.

Base Metal Exploration in Australia (Liontown Resources Ltd.)

Equinox has sold most of its base metal exploration interests in Australia into Liontown. Equinox owns an 11.4% equity interest in Liontown.

Projects sold to Liontown by Equinox include the IOCG prospective leases near Cloncurry in Queensland, at Fort Constantine South and Eliza Creek. These leases adjoin the major Ernest Henry copper-gold mine of Xstrata plc.

The Company also vended its share in the Cowan Nickel Joint Venture in the Widgiemooltha-Higginsville region, south of Kambalda of the Yilgarn Province of Western Australia into Liontown. An active exploration effort for nickel sulphides is ongoing in this region.

Liontown's key asset is the 1,060 km^2 Mount Windsor Volcanics Project, including the historic Liontown mining centre, located within a prolific minerals province south of Charters Towers in Queensland. Previous drilling at Liontown has outlined a zinc-copper-lead-silver-gold deposit of volcanogenic massive sulphide mineralization. A drilling program is currently underway to define a JORC/National Instrument 43-101 compliant base metal resource at Liontown and to explore the region.

Other Exploration Joint Ventures

Exploration joint ventures exist in South Australia with Minotaur Exploration Ltd. (ASX: "MEP") and Toro Energy (ASX: "TOE") in the Gawler Craton, with SXR Uranium One Inc. (TSX: "SXR") in the Curnamona Craton and with Phelps Dodge Corporation (NYSE: "PD") for Norrbotten in Sweden.

Risk Factors

The Equinox common shares are considered speculative due to the nature of Equinox's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Lumwana Project at Development Stage

The Lumwana Project is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Lumwana Project will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Although Equinox does not currently operate a mine on any of its properties, it intends to develop a copper mine at the Lumwana Project and continue to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revisions of such estimates. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox's ability to extract these mineral reserves, could have a material adverse effect on Equinox's results of operations and financial condition.

Uncertainty Relating to Cost Estimates

Capital and operating cost estimates were conducted as part of the BFS and DFS. Although capital and operating cost estimates in the DFS were current at the time of release of the study in October 2005, capital and operating costs, particularly fuel, have been increasing significantly over the last two years. Although Equinox has entered into the final fixed-price EPC contract with ABJV, which fixed a total price of approximately $407.6 million for certain costs associated with the implementation phase of the Lumwana Project, there is no assurance that the trend of capital and operating cost escalation in respect of other costs associated with the development and operation of the Lumwana Project will not continue into the future.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Prices

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, unless Equinox recovers cobalt (which is not included in the current development plan). Should Equinox decide, subject to a positive feasibility study, to develop the uranium resources at Lumwana, such uranium development would be dependent on uranium prices. Metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper, other base and precious metals, and uranium has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Equinox's properties to be impracticable. Depending on the price of copper and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox's mining properties is dependent on copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper and other base and precious metal prices could result in material write-downs of Equinox's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Metal Offtake

Equinox's development plan involves the processing of concentrate at third party smelters. Although Equinox has entered into a concentrate off-take agreement for five years with Chambishi Copper Smelter Limited in Zambia for approximately 55% of the copper concentrates to be produced by the Lumwana Project during the initial five years of production, there is no guarantee that the Company will be able to negotiate additional off-take contracts or that the terms of such contracts will be economically viable. Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

No History of Mining Operations

Equinox does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Dependence on Limited Mining Properties

The Lumwana Project accounts for the majority of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, obtaining debt financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreement on commercially suitable terms, may have a material adverse effect on the Company's financial performance and results of operations. See "— Risks Specific to the Lumwana Project".

Finance Requirements

The Company will require significant financing in order to fund its capital and operating costs, to service existing and future indebtedness and to carry out plans to develop the Lumwana Project, some of which it has obtained as described under "The Company — Financing Activities". The Company has no revenues and is wholly reliant upon external financing to fund all of its capital requirements. The Company may require additional financing from external sources to meet such requirements. The Company expects to satisfy the initial capital requirements for the Lumwana Project with a portion of the proceeds from this Offering and through access to the Lumwana Project Debt Facility. However, the Company's ability to make drawdowns under the Lumwana Project Debt Facility is subject to a number of conditions precedent some of which have not yet been satisfied, including: (i) the commitment to provide village housing for Equinox employees; (ii) the implementation of a hedging strategy; (iii) the commitment to deliver concentrate off-take arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first five years; and (iv) the certificate to the lenders that development targets under the Base Case have been met. If the Lumwana Project Debt Facility is not available to the Company because of the failure to satisfy one or more of these conditions and the Company fails to arrange the required level of debt financing from other lenders, there can be no guarantee that it will be able to raise all of the funds necessary to meet the capital requirements of the Lumwana Project through other means. In addition, there can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain the required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Insurance and Uninsured Risks

Equinox's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Equinox's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox's operations. Environmental hazards may exist on the properties on which Equinox holds interests which are unknown to Equinox at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Equinox's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, export licenses, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights, interests and agreements of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, agreements, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations, agreements and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper. The life-of-mine estimates included in this AIF in respect of the Lumwana Project may not be correct. Equinox's ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Lumwana Project has an estimated mine life of approximately 16 years based only on Measured and Indicated Resources (the Development Case) and 11 years based only on Proven and Probable Reserves (the Base Case).

Commodity Hedging

Equinox has a policy to hedge future metal sales as part of project financing. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases.

No Assurance of Titles or Boundaries

Titles to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases. Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Equinox's revenues, operations and financial condition could be materially adversely affected.

Estimation of Asset Carrying Values

The Company annually undertakes an evaluation of the Company's portfolio of development projects, exploration and other assets. The recoverability of the Company's carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, the Company may be required to take additional material write-downs of its exploration and development properties.

Currency Risks

The Company's revenue from financing activities will be received in Canadian, United States and Australian dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results.

Human Resources

The Company depends on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance for these individuals. The development of the Lumwana Project will require a major expansion of the Equinox development and operating teams. There is no assurance that the Company will be able to attract and retain personnel in the development and operating teams. This may be more difficult in light of the shortages of labour in the mining industry in general.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of Equinox's board of directors after taking into account many factors, including Equinox's operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Equinox's ability to raise capital through future sales of common shares. Equinox has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in the common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of Equinox CDIs.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited and the current road infrastructure requires upgrading. A power line has been completed from the Copperbelt to Solwezi, and this power line is being extended to Lumwana, this infrastructure is imperative for the success of the Project. Although work has commenced to complete improvements to infrastructure, there are no assurances from the Government of Zambia that this work will continue. Failure to complete these improvements to infrastructure may impede the development of the Project.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents the majority of the Company's property, is located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

DIVIDENDS

Equinox and Equinox Resources have not, since the date of their respective incorporations, declared or paid any dividends on its common shares or ordinary shares, as the case may be, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, Equinox anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on earnings, if any, and Equinox's financial condition and such other factors as the directors of Equinox consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Description of Common Shares

Equinox is authorized to issue an unlimited number of common shares. As at December 31, 2006, Equinox had an aggregate of 438,208,807 common shares and CDIs issued and outstanding.

The holders of the Equinox common shares are entitled to:

(a) vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

The rights of holders of Equinox CDIs are described below at "— Chess and CDIs in Australia".

Chess and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System ("CHESS") in Australia.

Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is the ASX's electronic transfer and settlement system. CHESS allows for and requires the settlement of transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on the ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd ("CDN"), a wholly-owned subsidiary of the ASX. The main difference between holding CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying Equinox common shares instead of legal title. Legal title is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs will have the same economic benefits of holding the underlying Equinox common shares. In particular, holders of Equinox CDIs will be able to transfer and settle transactions electronically on the ASX.

Holders of Equinox CDIs will be entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and will receive notices of general meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holder of Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN's

proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on the ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox's Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Equinox as at the dates indicated. This table should be read in conjunction with the consolidated financial statements of the Company.

	As At December 31, 2005	As At December 31, 2006	
Long Term Debt			
Concessional Loan (3)	8,291,150	8,086,838	(1)
Shareholders' Equity			
Common Shares	162,940,552	304,217,013	
(authorized: unlimited)	*(317,113,253 shares)*	*(438,208,807 shares)*	(2)(3)(4)(5)(6)(7)(8)
Retained Earnings (Deficit)	(18,691,808)	(34,868,389)	
Contributed Surplus	3,076,695	18,893,678	
Cumulative translation adjustments	(12,341)	(12,341)	
TOTAL CAPITALIZATION	155,604,248	296,316,799	

Notes:

(1) The Euro based Concessional Loan has a 13 year term, with principal repayments due to commence on September 30, 2007. Interest is fixed at 5.26% per annum and after a grace period of five years this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.

(2) Does not include any shares issuable under Equinox's Stock Option Plan.

(3) On January 5, 2006, Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering resulting in an additional 22,153,125 common shares being issued at Cdn$0.80 for aggregate gross proceeds of Cdn$17,722,500 ($15,205,905)

(4) On March 31, 2006, Equinox completed a private placement of 9,227,777 common shares, at Cdn$1.89 for aggregate gross proceeds of Cdn$17,440,499 ($15,000,000).

(5) On June 30, 2006, Equinox completed a private placement of 10,833,980 common shares, at Cdn$1.545 for aggregate gross proceeds of Cdn$16,738,499 ($15,000,000).

(6) On September 20, 2006, the Company issued 75,000,000 common shares pursuant to a Canadian public offering at Cdn$1.40 per share and realized gross proceeds of Cdn$105,000,000 ($93,996,000).

(7) On December 8, 2006, Equinox completed a private placement of 2,713,341 common shares, at Cdn$2.1175 for aggregate gross proceeds of Cdn$5,745,500 ($5,000,000).

(8) Throughout the year, the Company issued a total of 1,167,331 common shares pursuant to employees exercising stock options at varying strike prices and realized gross proceeds of Cdn$995,721 ($855,076).

MARKET FOR SECURITIES

The Equinox common shares and CDIs are listed and posted for trading on the TSX and the ASX, respectively, in each case under the trading symbol "EQN". The following table sets forth the reported high and low sale prices and the trading volume for the Equinox CDI on the ASX and the Equinox common shares on the TSX, for each of the periods indicated.

	ASX			TSX		
2006	High (A$)	Low (A$)	Volume	High (Cdn$)	Low (Cdn$)	Volume
January	1.55	0.99	10,176,287	1.40	0.87	81,422,179
February	1.65	1.23	9,496,187	1.46	1.11	70,729,332
March	1.95	1.38	7,010,429	1.70	1.15	57,965,723
April	2.35	1.76	5,459,240	2.00	1.50	87,765,561
May	2.68	1.82	8,293,279	2.35	1.53	58,586,930
June	2.22	1.40	6,871,177	1.82	1.18	77,369,165
July	1.65	1.38	15,862,856	1.42	1.12	61,873,362
August	1.87	1.46	11,222,913	1.68	1.24	47,222,581
September	2.14	1.45	13,013,141	1.80	1.17	87,895,068
October	2.27	1.67	5,947,081	2.07	1.39	149,523,718
November	2.48	1.95	7,146,015	2.20	1.70	101,966,546
December	2.45	2.06	5,212,817	2.29	1.81	50,597,639

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names and municipalities of residence of the directors and officers of Equinox as of March 30, 2007, positions held by them with Equinox and their principal occupations for the past five years are as set forth below.

Name and Municipality of Residence		Current Office with Equinox	Principal Occupation (1)	Director Since (2)
Directors: (3)				
CRAIG R. WILLIAMS Perth, Australia	(4)(6)	President, Chief Executive Officer and Executive Director	CEO, Equinox	January 19, 2004
HARRY MICHAEL Perth, Australia		Executive Director, Vice President - Operations and Chief Operating Officer	COO, Equinox	December 21, 2004
DAVID V. MOSHER Oakville, Ontario, Canada	(4)(5)(6)	Independent Non-Executive Director	President and CEO, High River Gold Mines Ltd.	April 16, 2004
BRIAN W. PENNY Markam, Ontario, Canada	(4)(5)(6)	Independent Non-Executive Director, Acting Chairman and Chairman of Audit Committee	CFO, Western Goldfields Inc.	December 8, 2004

Name and Municipality of Residence	Current Office with Equinox	Principal Occupation (1)	Director Since (2)
Senior Officers:			
MICHAEL J. KLESSENS Perth, Australia	Vice President - Finance, Chief Financial Officer and Company Secretary	CFO and Company Secretary, Equinox	
ROBERT L. RIGO Perth, Australia	Vice President - Project Development	VP Project Development, Equinox	

Notes:

(1) During the past five years each of the foregoing directors and senior officers has been engaged in the principal occupation shown opposite his name, except as follows:

Harry Michael commenced his employment with Equinox as Chief Operating Officer on November 26, 2004. Prior to this date, Mr. Michael was employed as Project Manager at Centamin Egypt from February 2003 to November 2004 and a non-executive director of Redback Mining Inc. from May 2004 to present. Prior to this he was employed as General Manager for Ashanti Goldfields from January 1996 to March 2002.

Brian Penny commenced his employment with Western Goldfields Inc. in February 2006 as Chief Financial Officer. In addition Mr. Penny holds the position of Vice President Finance and Chief Financial Officer with Silver Bear Resources Inc. which he commenced in January 2005. Prior to this date, Mr. Penny was Chief Financial Officer at Kinross Gold Corporation from June 1993 to June 2004.

Michael Klessens commenced his employment with Equinox as Chief Financial Officer on January 7, 2002. Prior to this date, Mr. Klessens was employed as Manager, Finance and Administration and Company Secretary at PacMin Mining Corporation Limited from April 1998 to December 2001.

Robert Rigo commenced his employment with Equinox Resources as Project Manager of the Lumwana Project on January 2, 2002. Prior to this date, Mr. Rigo was employed as Principal Consultant at Rigo & Associates P/L from July 1, 1999, prior to which he was employed as Technical Director for Kilkenny Gold NL from March 1998 to June 30, 1999.

Craig Williams held the position of Chief Executive Officer of Equinox Resources Limited prior to the reorganization. He was appointed to the board of Equinox Resources Limited on June 29, 1993.

(2) Each director's term of office expires at the later of the third annual general meeting of shareholders of the Company or three years following that director's last election or appointment. One third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election.

(3) Sir Sam Jonah resigned as non-executive director and Chairman of Equinox on March 29, 2007. Sir Sam was a member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee from July 5, 2005 until the date of his resignation.

(4) Denotes member of the Audit Committee.

(5) Denotes member of the Compensation Committee.

(6) Denotes member of the Corporate Governance and Nominating Committee.

As of the date of this AIF, the directors and officers of Equinox and its subsidiaries, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 3,450,451 Equinox common shares, including Equinox CDIs, representing approximately 0.63% of the issued and outstanding common shares.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110-*Audit Committees* ("MI 52-110") of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, David Mosher and Craig Williams. Each of Mr. Penny and Mr. Mosher is a financially literate, unrelated and independent director under MI 52-110. Mr. Williams is financially literate but not an independent director under MI 52-110 and was appointed to the Audit Committee to fill the vacancy left upon Sir Sam's resignation from the Board

of Directors. Accordingly, the Company is relying on the exemption provided in MI 52-110 which allows the vacancy left on the Audit Committee by Sir Sam's resignation to be filled for a limited time by a non-independent director until a new independent director is appointed to the Board of Directors. The Audit Committee met four times during the period ended December 31, 2006.

Relevant Education and Experience

Brian Penny (Non-executive Acting Chairman) is currently the Chairman of the Audit Committee. Mr. Penny is a Certified Management Accountant (Ontario) and holds a Diploma in Business - Accounting from the Cambrian College of Applied Arts & Technology. Mr. Penny is CFO of Western Goldfields Inc. and in addition is Vice President Finance and CFO of Silver Bear Resources Inc. Prior to this Mr. Penny served as Vice President, Finance and CFO of Toronto-based Kinross Gold Corporation.

David Mosher (Non-executive Director) is President and CEO of High River Gold Mines Limited of Canada which operates gold mines in Canada, Russia and Burkina Faso. He has over 30 years mining experience in Australia, North America, Russia, Asia and Africa with extensive experience in mine development, corporate management and financing.

Craig Williams (President, Chief Executive Officer and Executive Director) has been the CEO of Equinox and its predecessor, Equinox Resources, since 1993 and has extensive experience with mining exploration and development, corporate management and financing.

The main responsibilities of the Audit Committee as set out in its charter are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor;
- oversee the work of the external auditor;
- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;
- review and report to the Board of Directors on the annual and quarterly financial reports and all other financial information;
- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;
- assist the Board in reviewing the effectiveness of the Company's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;
- liaise with the external auditor and ensure that the annual, half year and quarterly reviews are conducted in an efficient manner;
- be involved in the appointment of senior financial executives;
- annually review the Company's insurance coverage and any off-balance sheet transactions;
- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;
- maintain procedures for the confidential, anonymous submission by employees of the Company and its affiliates of any concerns regarding any questionable accounting or auditing matters;
- review and pre-approve the terms of the annual audit engagement;

- review the relationship and performance of the external auditor on an annual basis; and
- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Audit Fees

Equinox has paid the auditors $134,081 for the year ended December 31, 2006 and $100,898 for the year ended December 31, 2005 for audit services.

Tax Fees

Equinox has paid the auditors $26,759 for the year ended December 31, 2006 for tax compliance, tax advice and tax planning and $30,004 for the year ended December 31, 2005 for tax services.

All Other Fees

Equinox paid $15,826 for services relating to the review of the amalgamation of the then 70% owned subsidiary Alturas Minerals Corp. for the year ending December 31, 2006 and $73,659 for the year ending December 31, 2005. In 2006, Equinox has paid $56,484 for services relating to the review of the prospectus and provision of comfort letters for the September 2006 capital raising and $72,930 for the year ending December 31, 2005 for similar services relating to the December 2005 capital raising.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies. While there is potential for conflicts to arise, the Board of Directors of the Company has not received notice from any director or officer of the Company indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the *Canada Business Corporations Act* and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

LEGAL PROCEEDINGS

Equinox is not the subject of any legal proceedings material to Equinox, to which Equinox is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or senior officer of Equinox or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued Equinox common shares or CDIs, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with Equinox within the three most recently completed financial years or during the current financial year in any proposed transaction which has materially affected or would materially affect Equinox.

TRANSFER AGENT AND REGISTRAR

Equinox's registrar and transfer agent for its common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. Equinox's registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth, Australia.

MATERIAL CONTRACTS

The only material contracts entered into by Equinox or its subsidiaries within the most recently completed financial year or prior to the most recently completed financial year and still in force, other than contracts entered into in the ordinary course of business, are as follows:

1. Underwriting Agreement dated February 20, 2007 between Equinox and Sprott Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd. RBC Dominion Securities Inc., TD Securities Inc. and Laurentian Bank Securities Inc. in connection with the public offering of 105,625,000 Units. See "General Development of the Business – Recent Financings".

2. Underwriting Agreement dated September 20, 2006 between Equinox and Sprott Securities Inc., Dundee Securities Corporation, GMP Securities L.P., TD Securities Inc., Paradigm Capital Inc., Raymond James Ltd. and Dundee Securities Corporation in connection with the public offering of 75,000,000 common shares. See "General Development of the Business – Recent Financings".

3. Private placement dated June 30, 2006 between Equinox and ZCCM being the second and concluding tranche of its non-brokered $30 million private placement of 10,833,980 common shares. See "General Development of the Business – Recent Financings".

4. Private placement dated April 3, 2006 between Equinox and ZCCM being the first of two tranches of its non-brokered $30 million private placement of 9,227,777 common shares. See "General Development of the Business – Recent Financings".

5. Letter of Intent dated June 25, 2003 between Equinox Resources and Phelps Dodge in respect of the Lumwana Project, as amended April 5, 2004. See "General Development of the Business – Lumwana Project".

INTERESTS OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project is included in this AIF based upon the Technical Report dated October 2006 prepared by Ausenco Ltd., Golder, IRF and Knight Piésold and their respective employees. The Technical Report provides an independent technical review of the mineral resources and reserves, and development of the Lumwana Project. The Technical Report was prepared by Michael Davis, Process Manager, of Ausenco Ltd., Ross Bertinshaw, Principal of Golder, Tim Miller, Director of IRF, and Robert Hanbury, Associate Director, of Knight Piesold all of whom are "Qualified Persons" as such term is defined in National Instrument 43-101. All of the authors of the Technical Report are independent of Equinox within the meaning of National Instrument 43-101 and do not have an interest in the property of Equinox.

ADDITIONAL INFORMATION

Additional information, including particulars of directors' and officers remuneration and indebtedness, principal holders of the Company's securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual general meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year and in the Company's unaudited financial statements for the quarters ended March 31, June 30 and September 30, 2006, copies of which have been filed with each applicable securities commission.

Additional information, including the Company's financial statements and MD&A for its most recently completed financial year ended December 31, 2006 and interim MD&A and financial statements for the quarters ended March 31, June 30 and September 30, 2006 may be found on SEDAR at www.sedar.com.

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Craig R Williams, Chief Executive Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) "Craig R. Williams"

Craig R Williams
Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Michael J. Klessens, Chief Financial Officer of Equinox Minerals Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Equinox Minerals Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) "Mike J. Klessens"

Michael J. Klessens
Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Equinox Minerals Limited
155 University Avenue
Suite 1701
Toronto, ON M5H 3B7

Item 2 Date of Material Change

March 30, 2007

Item 3 News Release

A news release in respect of the material change was issued on March 30, 2007 through the facilities of CCNMatthews and subsequently filed on SEDAR and is attached hereto as Schedule "A".

Item 4 Summary of Material Change

Equinox Minerals Limited ("**Equinox**") announced that Sir Sam Jonah resigned as Chairman and Director of Equinox, effective March 29, 2007. Brian Penny, currently a Non-executive Director of Equinox and Chairman of the Audit Committee, has assumed the role of Acting Chairman of Equinox, while Equinox identifies and engages a new Chairman.

Item 5 Full Description of Material Change

Equinox announced that Sir Sam Jonah resigned as Chairman and Director of the Equinox, effective March 29, 2007. Sir Sam has participated in a period of strong corporate growth at Equinox and has determined this as an appropriate time to move to pursue a number of other business interests. Brian Penny, currently a Non-executive Director of Equinox and Chairman of the Audit Committee, has assumed the role of Acting Chairman of Equinox, while Equinox identifies and engages a new Chairman.

Craig Williams, Equinox President and CEO commented "Sir Sam has made a significant contribution to Equinox during his period as Chairman, influencing our corporate leadership and strategy, introducing key investors and strengthening our relationship with the Zambian Government. We wish Sam well as he pursues his other business interests."

Sir Sam Jonah responded "It's been a real pleasure working with the Equinox team in building what has become a very exciting company. The Lumwana Copper Mine is a world class company-making asset and its shareholders can be truly proud to be associated with Equinox."

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kevin van Niekerk
V.P. Investor Relations/Corporate Development
Tel: (416) 865-3393

Item 9 Date of Report

[April 3, 2007]

Schedule "A"

EQUINOX MINERALS LIMITED

ARBN 108 066 986

March 30, 2007

Sir Sam Jonah Departs Equinox Board

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Equinox Minerals Limited (TSX and ASX symbol: "EQN") ("Company") advises that Sir Sam Jonah has resigned as Chairman and Director of the Company, effective March 29, 2007. Sir Sam has participated in a period of strong corporate growth at Equinox and has determined this as an appropriate time to move to pursue a number of other business interests.

Brian Penny, currently a Non-executive Director of the Company and Chairman of the Audit Committee, will assume the role of Acting Chairman of Equinox, while the Company identifies and engages a new Chairman.

Craig Williams, Equinox President and CEO commented "Sir Sam has made a significant contribution to Equinox during his period as Chairman, influencing our corporate leadership and strategy, introducing key investors and strengthening our relationship with the Zambian Government. We wish Sam well as he pursues his other business interests."

Sir Sam Jonah responded "It's been a real pleasure working with the Equinox team in building what has become a very exciting company. The Lumwana Copper Mine is a world class company-making asset and its shareholders can be truly proud to be associated with Equinox."

On Behalf of the Board of Directors of Equinox:

Craig R. Williams - President & Chief Executive Officer

Craig R. Williams *(President and Chief Executive Officer)*, **Michael Klessens** *(V.P. Finance and CFO)*
Phone: **+61 (0) 8 9322 3318** *Email:* equinox@equinoxminerals.com
or
Kevin van Niekerk *(V.P. Investor Relations/Corporate Development)*
Phone: **+1 (416) 865 3393** *Email:* kevin.van.niekerk@equinoxminerals.com

For information on **Equinox** and technical details on the **Lumwana Project** please refer to the company website at www.equinoxminerals.com

EQUINOX MINERALS LIMITED

PROXY

This Proxy is solicited by or on behalf of the management of the Corporation for the Annual General Meeting of Shareholders to be held on May 10, 2007

The undersigned shareholder of Equinox Minerals Limited (the **"Corporation"**) hereby appoints Mr. Brian Penny, a Director of the Corporation or, failing that person, Mr. David Mosher, a Director of the Corporation, or instead of either of them ________________ as proxy, with power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held in The King Gallery on the 3rd floor of the Dominion Club located at 1 King Street West in Toronto, Ontario, Canada on May 10, 2007 at 11:00 a.m. (Toronto/Eastern time) (the **"Meeting"**) and at any adjournment thereof as follows:

Resolution (a) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "A" to the Management Proxy Circular approving the re-election of Harry Michael as a director of the Corporation;

Resolution (b) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "B" to the Management Proxy Circular approving the re-election of Brian Penny as a director of the Corporation;

Resolution (c) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditors' remuneration;

Resolution (d) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "C" to the Management Proxy Circular re-approving the Long Term Incentive Plan of the Corporation and amendments thereto;

Resolution (e) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "D" to the Management Proxy Circular approving options granted to Craig Williams under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (f) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "E" to the Management Proxy Circular approving options granted to Brian Penny under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (g) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "F" to the Management Proxy Circular

approving options granted to David Mosher under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (h) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "G" to the Management Proxy Circular approving options granted to Harry Michael under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

and in their discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation no later than May 8, 2007 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED the _____ day of ____________, 2007.

____

Signature of Shareholder

____

Name of Shareholder (please print)

____

Number of Shares Held

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the

shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) designated by management of the Corporation to attend and act on the shareholder's behalf at the Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 721, Agincourt, Ontario, M1S 0A1, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394).

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

Management Information Circular (April 3, 2007)

EQUINOX MINERALS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2007

MANAGEMENT PROXY CIRCULAR,

FORM OF PROXY

AND

CDI VOTING INSTRUCTION FORM

EQUINOX MINERALS LIMITED

Notice of Annual General Meeting of Shareholders
May 10, 2007

Notice is hereby given that the annual general meeting of the holders of common shares of **EQUINOX MINERALS LIMITED** (the "**Corporation**") will be held in The King Gallery on the 3rd floor of the Dominion Club located at 1 King Street West in Toronto, Ontario, Canada on May 10, 2007 at 11:00 am (Toronto/Eastern time) for the following purposes:

(a) to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006 and the auditors' report thereon, a copy of which is enclosed herewith;

(b) to elect directors of the Corporation (the texts of the resolutions are set out in Schedules A and B to the accompanying Management Proxy Circular);

(c) to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider and, if thought advisable, to pass a resolution (the text of which is set out in Schedule C to the accompanying Management Proxy Circular) re-approving the Corporation's Long Term Incentive Plan and amendments thereto;

(e) to consider and, if thought advisable, to pass a series of resolutions (the texts of which are set out in Schedules D through G to the accompanying Management Proxy Circular) approving certain grants of stock options to Craig Williams, Brian Penny, David Mosher and Harry Michael, each of whom are directors of the Corporation, in accordance with the Corporation's Long Term Incentive Plan; and

(f) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Proxy Circular accompanying this Notice of Annual General Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not later than May 8, 2007 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Holders of CHESS Depositary Interests ("**CDIs**") are invited to attend the meeting. CDI holders must complete, sign and return the enclosed CDI Voting Instruction Form to Advanced Share Registry Services at 110 Stirling Highway, P.O. Box 1156, Nedlands, Western Australia 6909 (Fax number + 61 (0) 8 9389 7871) so that each CDI holder may elect to direct CHESS Depositary Nominees Pty Ltd ("**CDN**") to vote the relevant underlying Common Shares on his or her behalf or instruct CDN to appoint such CDI holder or his or her nominee as proxy to vote the Common Shares underlying the CDIs in person at the meeting. In either case, the CDI Voting Instruction Form needs to be received at the address shown on the Form by not later than 11:00 am (Perth/Western standard time) on May 8, 2007.

Dated as of April 3rd, 2007.

By Order of the Board of Directors

Michael J. Klessens,
Chief Financial Officer and
Company Secretary

EQUINOX MINERALS LIMITED

Management Proxy Circular for the Annual General Meeting of Shareholders
May 10, 2007

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of Equinox Minerals Limited (the "Corporation"), of proxies to be used at the Corporation's annual general meeting of the holders of common shares of the Corporation (the "Common Shares") to be held on the 3rd floor of the Dominion Club located at 1 King Street West in Toronto, Ontario, Canada on May 10, 2007 at 11:00 am (Toronto/Eastern time) (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by the Corporation's transfer agent, CIBC Mellon Trust Company at nominal cost. The cost of solicitation will be borne by the Corporation.

VOTING SECURITIES

As at March 15, 2007, the Corporation had 546,784,019 Common Shares outstanding, each carrying the right to one vote per share.

Of the 546,784,019 Common Shares outstanding on March 15, 2007, 90,584,762 shares were held by CHESS Depositary Nominees Pty Ltd ("**CDN**"), a wholly-owned subsidiary of the Australian Securities Exchange (the "**ASX**") on behalf of holders of CHESS Depositary Instruments ("**CDIs**"). CDN has issued CDIs that represent beneficial interests in the Common Shares held by CDN. CDIs are traded on the electronic transfer and settlement system operated by ASX.

All references in this Circular to outstanding Common Shares include the Common Shares held by CDN and all references to holders of Common Shares include CDI holders.

Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

VOTING BY PROXIES

This section headed "Voting by Proxies" only applies to registered holders of Common Shares of the Corporation ("**Shareholders**"). Holders of CDIs should refer to the section of this Circular headed "CDI Holders May Give Direction to CDN".

Appointment of Proxyholder

The person(s) designated by management of the Corporation in the enclosed form of proxy are Mr. Brian Penny or Mr. David Mosher, both independent non-executive directors of the Corporation. **Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder of the Corporation) other than the person(s) designated by management of the Corporation in the enclosed form of proxy to attend and act on the Shareholder's behalf at the Meeting or at any adjournment thereof.** Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

In the case of *registered Shareholders*, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, P.O. Box 721 Agincourt, Ontario, M1S 0A1 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). In the case of *non-registered Shareholders* who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not later than May 8, 2007 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder's attorney, who is authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

CDI HOLDERS MAY GIVE DIRECTIONS TO CDN

Pursuant to Section 10.15 of the By-laws of the Corporation, the Corporation will permit CDI holders to attend the Meeting.

Each CDI holder has the right to:

(a) direct CDN how to vote in respect of their CDIs; or

(b) instruct CDN to appoint the CDI holder or a person nominated by the holder as the holder's proxy for the purposes of attending and voting at the Meeting.

If you are a CDI holder and you wish to direct CDN how to vote in respect of your CDIs or appoint yourself or a nominee as your proxy, you should read, complete, date and sign the accompanying CDI Voting Instruction Form and deposit it with Advanced Share Registry Services, 110 Stirling Hwy, P.O. Box 1156, Nedlands, Western Australia 6909 not later than 11:00 am (Perth/Western standard time) on May 8, 2007 or, in the case of any adjournment, 11:00 am (Perth/Western standard time) on the date which is two business days prior to the adjournment.

RECORD DATE

The Board of Directors has fixed March 15, 2007 as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such Shareholder's name at that date on each matter to be acted upon at the Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Corporation, as at March 15, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares (including Common Shares represented by CDIs) of the Corporation.

MATTERS TO BE ACTED UPON AT MEETING

1. Election of Directors

Mr. Harry Michael and Mr. Brian W. Penny are required to retire at the Meeting under the director rotation provisions of By-law 4.03 of the Corporation's By-laws. Mr. Harry Michael and Mr. Brian W. Penny, being eligible for re-election, offer themselves for re-election.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to all directors of the Corporation, including those proposed to be nominated for election as a director, including the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at March 15, 2007. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Nominee Name and Place of Residence		Principal Occupation	Director Since [1]	Common Shares
HARRY MICHAEL Lumwana, Zambia		Vice President - Operations and COO, Equinox	December 21, 2004	9,000
BRIAN W. PENNY Markam, Ontario, Canada	(2)(3)(4)	CFO, Western Goldfields Inc. Acting Chairman, Equinox	December 8, 2004	Nil
Continuing Directors [5]				
CRAIG R. WILLIAMS Perth, Australia	(2)(4)	President and CEO, Equinox	January 19, 2004	3,081,603
DAVID V. MOSHER Oakville, Ontario, Canada	(2)(3)(4)	President and CEO, High River Gold Mines Ltd.	April 16, 2004	Nil

(1) The term of office of each director, other than a director appointed by the Board of Directors as an additional director, expires at the later of the third annual meeting of shareholders of the Corporation or three years following that director's last election or appointment. The term of office of a director appointed by the Board of Directors as an additional director expires at the next annual meeting following his or her appointment. One third of the directors must retire at each annual meeting. Retiring directors are eligible for re-election.

(2) Denotes member of the Audit Committee.

(3) Denotes member of the Compensation Committee.

(4) Denotes member of the Corporate Governance and Nominating Committee.

(5) Sir Sam Jonah resigned as non-executive director and Chairman of the Corporation on March 29, 2007. Sir Sam was a member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee from July 5, 2005 until the date of his resignation. Brian Penny has temporarily taken the role of Acting Chairman of the Corporation. Craig Williams has temporarily filled the vacant positions on the Audit Committee and Corporate Governance and Nominating Committee.

2. Re-appointment of Auditors

PricewaterhouseCoopers LLP are the current auditors of the Corporation and were first appointed as auditors of the Corporation at the inception of the Corporation on January 19, 2004. At the Meeting, the holders of Common Shares will be requested to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

3. Re-approval of Long Term Incentive Pan

On May 20, 2004, the Corporation's Long Term Incentive Plan obtained Board of Director and shareholder approval, in compliance with the rules and policies of the Toronto Stock Exchange (the "**TSX**") and ASX. In accordance with the rules and policies of the TSX and ASX, shareholder approval of this Long Term Incentive Plan is required every three years, and accordingly, at the Meeting, holders of Common Shares will be requested to re-approve, the Long Term Incentive Plan and amendments with respect to: (i) the expiry of stock options following a Black-Out Period (as defined below); and (ii) its amending procedures (together, the "**Proposed Amendments**") to comply with new TSX rules affecting stock option plans.

The Proposed Amendments

Black-Out Periods

As part of the Corporation's good corporate governance practices, the Corporation self-imposes trading restrictions from time to time, (such periods being each a "**Black-Out Period**"), preventing officers, directors and employees from exercising vested stock options. The TSX recognizes these Black-Out Periods might result in an unintended penalty to option holders who are prohibited from exercising expiring options during that period because of the Corporation's internal trading policies. As a result, the TSX now provides a framework for extending options that would expire during a Black-out Period. Accordingly, the Long Term Incentive Plan will be amended such that, should the expiry date of any officer, director or employee's vested stock option fall on, or within ten (10) trading days immediately following a Black-Out Period, the expiry date of such an option will automatically be extended by ten (10) trading days from the date the relevant Black-Out Period ends.

Amendment Procedures

The TSX has introduced new rules affecting the amendment provisions of the Long Term Incentive Plan. The Corporation would like to implement changes to the Long Term Incentive Plan to address these rules. The TSX has advised that stock option plans should contain provisions that outline the type of amendments that require shareholder approval and those a company can make without shareholder approval. Those provisions are known as "amending procedures". The Long Term Incentive Plan's amending procedures currently allow the Plan to be amended or terminated by the Corporation subject to any approval required by applicable laws, and to the extent any such amendment or termination adversely affects existing rights of any participant under the Long Term Incentive Plan, the consent of that participant or the payment to the participant of the fair value of those rights. Under the new TSX rules, if a plan does not have specific amendment procedures by June 30, 2007, then every amendment will require specific shareholder approval, even simple housekeeping amendments.

The Corporation's proposed amendment procedures would require shareholder approval for the following changes to the Long Term Incentive Plan or options granted under it: (a) increase the number of Common Shares issuable pursuant to the Plan; (b) make any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the exercise price); (c) amend or delete Article 7 to extend the term of any option granted under the Plan beyond the latest exercise date or allow for the latest exercise date to extend beyond 10 years from the date of grant; (d) expand the definition of "Employee" or "Eligible Person" in the Plan; or (e) amend the Plan to provide for other types of compensation through equity issuances.

Amendments which could be made without shareholder approval would include, for example, amendments related to (a) housekeeping changes (such as a change to correct an immaterial inconsistency or clerical omission or a change to update a routine administrative provision such as contact information, (b) a change in the termination provisions for the Long Term Incentive Plan or for an option as long as the change does not permit the Corporation to grant an option with an expiry date of more than 10 years or extend an outstanding option's expiry date, (c) certain changes to provisions on the transferability of options, namely, a transfer from an option holder to his or her family member, an entity controlled by the option holder or a family member, a charity, or for estate planning or estate settlement purposes, and (d) a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

The Proposed Amendments must be approved by a majority vote of the Shareholders.

Description of the Long Term Incentive Plan

As at March 15, 2007, the total number of Common Shares reserved for issuance in connection with options granted or that may be granted under the Long Term Incentive Plan was 20,295,001, which Common Shares represent, in the aggregate, 3.7% of the total number of outstanding Common Shares of the Corporation. Of the 20,295,001 outstanding unexercised options, options to purchase 15,579,334 Common Shares were fully vested with the remaining unvested.

The Long Term Incentive Plan provides that:

(a) the total number of Common Shares which may be reserved for issuance pursuant to options granted under the Long Term Incentive Plan must not exceed 10% of the outstanding issue of such Common Shares;

(b) the total number of Common Shares which may be reserved for issuance pursuant to options granted to insiders under all security based compensation arrangements of the Corporation including the Long Term Incentive Plan must not exceed 10% of the outstanding issue of such Common Shares;

(c) the number of Common Shares which may be issued pursuant to options granted under all security based compensation arrangements of the Corporation including the Long Term Incentive Plan within any one year period must not exceed 10% of the outstanding issue of such Common Shares; and

(d) the maximum number of options which may be granted to any one insider and such insider's associates within a one year period must not exceed 5% of the outstanding issue of Common Shares.

The Long Term Incentive Plan is administered by the Compensation Committee, which has full and final authority with respect to the granting of options thereunder. Options may be granted under the Long Term Incentive Plan to such directors, officers or employees of the Corporation and its subsidiaries as the Compensation Committee may from time to time designate. The exercise price of any options granted under the Long Term Incentive Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant (weighted by reference to volume) for Common Shares sold through the TSX. Under the Long Term Incentive Plan, the Corporation may provide financial assistance to eligible persons to purchase Common Shares or pay incomes taxes, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the options to which the financial assistance applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but, subject to earlier termination in the event of termination of employment or in the event of death or disability, the term of any options granted under the Long Term Incentive Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Long Term Incentive Plan may be subject to vesting provisions. Unless otherwise determined by the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final third after 24 months from the date of grant. Options granted under the Long Term Incentive Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of the Corporation and subject to the rules of the relevant stock exchange. Subject to certain exceptions, in the event that an option holder ceases to provide services to the Corporation, options granted to such option holder under the Long Term Incentive Plan will expire 30 days later. In the event of death or disability of an option holder, options granted under the Long Term Incentive Plan expire one year from the death or disability of the option holder. Upon the retirement of the option holder, the options will expire three years after the date of retirement.

Under its current terms, the Corporation's Board of Directors may at any time terminate or amend the Long Term Incentive Plan in any respect, provided however, that the Board of Directors may not, without the approval of the shareholders, amend the Long Term Incentive Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the Common Shares are listed or quoted. No amendment or termination may be made which adversely effects the existing rights of any option holder without the option holder's written consent unless the Corporation acquires those rights at an amount equal to the fair market value of such rights verified by an independent valuator. If the resolution is passed, those provisions would be extended to address the matters discussed above under "Amendment Procedures".

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution in the form of Schedule C hereto, re-approving the Corporation's Long Term Incentive Plan.

4. Approval of Options granted under the Long Term Incentive Plan

The Corporation has offered to grant stock options to Craig Williams, Brian Penny, David Mosher and Harry Michael, in accordance with the terms of the Corporation's Long Term Incentive Plan (the **"Long Term Incentive Plan"**). The principal terms of the options are summarized in the table below.

The options described in the following table were offered to the directors by the Corporation on March 30, 2007 subject only to Shareholder approval. The options to be granted under the Long Term Incentive Plan were previously approved by the TSX. In addition, the ASX Listing Rules require that shareholder approval is required for each specific grant to a particular director of options even in the case where the governing option plan has previously been approved by the Shareholders (as is the case with the Long Term Incentive Plan). The options described in the table below were all offered to be granted, subject

to Shareholder approval, with exercise prices at or above the market price of Common Shares as of the dates the relevant offers to grant were made, in accordance with TSX requirements and with the terms of the Long Term Incentive Plan.

Directors	Number of Options	Exercise Price	Expiration Date
Mr. Craig Williams	1,000,000	$2.24	March 30, 2017
Mr. Brian Penny	400,000	$2.24	March 30, 2017
Mr. David Mosher	400,000	$2.24	March 30, 2017
Mr. Harry Michael	1,000,000	$2.24	March 30, 2017

(All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.)

These offered grants of stock options under the Long Term Incentive Plan are intended to:

(a) provide appropriate and adequate incentives for the performance of the directors;

(b) ensure that the Corporation may attract and retain the services of the directors with the appropriate experience and expertise.

In accordance with the Corporation's procedures for evaluation of performance of directors, the number of options proposed to be granted to the directors reflects the level of commitment provided or to be provided by each director to the Corporation, taking into account the responsibilities of each director and the time commitments required from each director. The number of options proposed to be granted to the directors also reflects the value the Board of Directors considers that each director brings to the enhancement of the Corporation.

For the options set out in the table above, and in accordance with the Long Term Incentive Plan, the exercise prices of the options were determined based on the weighted average market price per share for shares on the TSX during the five trading days immediately preceding the date on which the options were offered to the directors and the expiration dates were determined as 10 years from the date the options were offered to the directors.

Listing Rule Disclosure Requirements of the Australian Securities Exchange

In accordance with ASX Listing Rule 10.15, the following information is provided to shareholders in relation to the resolutions in Schedules D, E, F and G:

(a) Mr. Craig Williams, Mr. Brian Penny, Mr. David Mosher and Mr. Harry Michael are directors of the Corporation.

(b) The maximum number of options that may be granted to Mr. Craig Williams under the resolution in Schedule D is 1,000,000 options, to Mr. Brian Penny under the resolution in Schedule E is 400,000 options, to Mr. David Mosher under the resolution in Schedule F is 400,000 options and to Mr. Harry Michael under the resolution in Schedule G is 1,000,000 options.

(c) The options will be granted for no cash consideration and accordingly, no funds will be raised by the grant of options to the directors. The exercise price of the options is set out in the table above. If all the options proposed to be granted to the directors are exercised, delivered and paid for, the Corporation will receive $6,272,000.

(d) No persons referred to in ASX Listing Rule 10.14 has received securities under the Long Term Incentive Plan since the last approval.

(e) Directors and full or part-time employees of the Corporation or any of its subsidiaries may participate in the Long Term Incentive Plan.

(f) It is proposed that the options will be granted within 12 months from the date of the Meeting, but the Corporation reserves its right to issue the options progressively.

(g) The terms and conditions of the options to be granted are summarized in Schedule H.

Although the grant of stock options to non-executive directors is not in accordance with the recommendations contained in the ASX's Corporate Governance Council's "*Principles of Good Corporate Governance and Best Practice Recommendations*", the Corporation considers that it is appropriate for these Directors to participate in the Long Term Incentive Plan given the size of the Corporation, the responsibility of the Directors and the minimal cash component or fee paid to the non-executive directors.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolutions in Schedules D through G approving the issue of options to the above named directors.

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. References to A$ are to Australian dollars.

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during the twelve months ended December 31, 2006, the twelve months ended December 31, 2005 and the eighteen months ended June 30, 2004 by the Corporation's Chief Executive Officer, Chief Financial Officer and the Corporation's other three most highly compensated executive officers (collectively, the **"Named Executive Officers"** or **"NEO"**).

Summary Compensation Table

NEO Name and Principal Position	Financial Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary (A$)	Bonus[3] (A$)	Other Annual Compensation (A$)	Common Shares Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions (A$)	Long Term Incentive Plan Payouts (A$)	(A$)
Craig Williams	2006 (12 mths)	341,001	172,250	0	1,000,000	0	0	57,161
President and Chief Executive	2005 (12 mths)	298,165	121,875	0	150,000	0	0	26,835
Officer	2004 (18 mths)	392,697	0	0	1,400,000	0	0	35,207
Michael Klessens	2006 (12 mths)	230,849	71,550	0	700,000	0	0	31,772
Vice President - Finance and CFO	2005 (12 mths)	206,422	50,625	0	100,000	0	0	18,578
	2004 (18 mths)	232,997	0	0	700,000	0	0	22,006
Harry Michael	2006 (12 mths)	412,105	94,954	0	1,000,000	0	0	27,854
Vice President - Operations	2005 (12 mths)	275,229	67,500	0	150,000	0	0	24,771
and COO	2004 (18 mths)[1]	19,933	0	0	1,000,000	0	0	1,794
Robert Rigo	2006 (12 mths)	275,579	87,450	0	700,000	0	0	38,251
Vice President - Project	2005 (12 mths)	252,294	61,875	0	100,000	0	0	22,706
Development	2004 (18 mths)	267,760	0	0	700,000	0	0	23,905
Bruce Nisbet	2006 (12 mths)[2]	117,994	0	0	1,000,000	0	0	16,516
Vice President - Exploration	2005 (12 mths)	267,156	65,520	0	150,000	0	0	24,044
	2004 (18 mths)	380,593	0	0	1,400,000	0	0	50,600

Notes:

(1) Harry Michael commenced employment with the Corporation as Chief Operating Officer on November 26, 2004.
(2) Bruce Nisbet passed away on May 7, 2006.
(3) The 2004/2005 bonus was held over and paid at the beginning of 2006.

Option Grants During the Most Recently Completed Financial Year

The following table sets out information concerning offers to grant options to purchase or acquire Common Shares made during the financial year ended December 31, 2006 to the Named Executive Officers. In accordance with ASX requirements, these individual offers were made subject to Shareholder approval which was obtained at the Corporation's Annual General and Special Meeting held on June 6, 2006. In each case, the relevant exercise price was at or above the market price of the Common Shares as at the time the relevant offer of options was made.

NEO Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Craig Williams President and Chief Executive Officer	1,000,000	6.6%	$0.95	$0.95	January 9, 2016
Michael Klessens Vice President - Finance and CFO	700,000	4.6%	$0.95	$0.95	January 9, 2016
Harry Michael Vice President - Operations and COO	1,000,000	6.6%	$0.95	$0.95	January 9, 2016
Robert Rigo Vice President - Project Development	700,000	4.6%	$0.95	$0.95	January 9, 2016
Bruce Nisbet Vice President - Exploration	1,000,000	6.6%	$0.95	$0.95	January 9, 2016

The options granted to the Named Executive Officers vest in three equal instalments over a period of two years, one third immediately on granting, the second third 12 months after the date of grant and the final third 24 months from the date of grant. All options which have been offered or granted to NEOs have been offered or granted under the Long Term Incentive Plan which is described above at "Matters To Be Acted Upon At Meeting – Re-approval of Long Term Incentive Plan".

Summary of the Long Term Incentive Plan

As noted above at "Matters To Be Acted Upon At Meeting – Re-approval of Long Term Incentive Plan", holders of Common Shares will be asked to consider and , if thought advisable, pass a resolution at the Meeting (the text of which is set out in Schedule C) re-approving the Corporation's Long Term Incentive Plan.

Summary of the Chairman's Incentive Plan

In connection with the appointment to the Board of Directors of Sir Sam Jonah as Non-Executive Chairman (the **"Chairman"**) on July 5, 2005, the Board of Directors adopted a long term incentive plan (the **"Chairman's Incentive Plan"**). The terms of the Chairman's Incentive Plan are set out at Schedule I. Since joining the Corporation, Sir Sam Jonah has made a significant contribution to the Corporation during his period as Chairman, influencing our corporate leadership and strategy, introducing key investors and strengthening our relationship with the Zambian Government. He resigned from the Board of Directors on March 29, 2007 and currently holds 9,228,565 options issued under the Chairman's Incentive Plan. As agreed with the Board of Directors, those options will expire on March 29, 2010. The Corporation does not intend to issue further options under the Chairman's Incentive Plan.

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended December 31, 2006 and the value of unexercised options held by the Named Executive Officers as at December 31, 2006.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006	
			Exercisable (#)	Unexercisable (#)	Exercisable ($) (1)	Unexercisable ($) (1)
Craig Williams President and Chief Executive Officer	0	0	1,833,333	716,667	2,055,033	678,667
Michael Klessens Vice President - Finance and CFO	0	0	1,000,000	500,000	1,107,667	473,333
Harry Michael Vice President - Operations and COO	0	0	1,433,333	716,667	1,677,333	678,667
Robert Rigo Vice President - Project Development	0	0	1,000,000	500,000	1,107,667	473,333
Bruce Nisbet (2) Vice President - Exploration	0	0	2,550,000	0	2,734,000	0

Notes:

(1) Year end closing price on TSX of $1.89 used for calculations.
(2) When Bruce Nisbet passed away on May 7, 2006, all of his options became vested.

Termination of Employment, Change in Responsibilities and Employment Contracts

Each Named Executive Officer has entered into a written employment agreement with the Corporation effective January 17, 2005, pursuant to which they are entitled to annual remuneration as set out in the table below, and compensation for the termination of their employment in certain circumstances. Each agreement provides that the Corporation may terminate the NEO by giving a notice period or by paying an amount equivalent to the portion of such NEO's annual remuneration that would be payable during such notice period. The agreement also provides for compensation where employment is terminated by the Corporation for redundancy or where employment is terminated for a material change, such as a material diminution in the responsibilities assigned to the NEO. Each NEO is also entitled to receive a bonus payment from time to time. The payment, amount and frequency of the bonus is entirely at the discretion of the Corporation. The following table sets out for each NEO their annual remuneration, termination notice period and associated compensations for each of the circumstances discussed above:

NEO Name and	Annual Remuneration (A$)	Termination Notice Period (months)	Termination Compensation In Lieu of Notice Period	Termination Compensation for Redundancy	Termination Compensation For Material Change (1)
Craig Williams President and Chief Executive Officer	507,646	24	24 mths Remuneration	Notice Period + 6 mths Remuneration	30 mths Remuneration
Michael Klessens Vice President - Finance and CFO	317,252	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration
Harry Michael Vice President - Operations and COO	931,571	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration
Robert Rigo Vice President - Project Development	345,335	12	12 mths Remuneration	Notice Period + 12 mths Remuneration	24 mths Remuneration

(1) No notice period applies to termination for a material change.

Report on Executive Compensation

Executive Compensation Policy

The Corporation's compensation philosophy for executives follows three underlying principles: i) to provide compensation packages that encourage and motivate performance; ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock related programs.

When determining compensation policies and individual compensation levels for executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include overall financing and operating performance of the Corporation, the Committee and the Board's overall assessment of each executive's individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

Executive compensation is comprised of a base salary, bonus and participation in the Corporation's Long Term Incentive Plan (Stock Options). The Compensation Committee obtains executive compensation data from third party providers of compensation data in its sector. During 2006, Graham Waldon Management Consultants, a human resources consulting company, was retained to provide advice regarding the compensation of the Corporation's executive directors to provide advice and recommendations to the Committee with respect to the compensation to be paid to its non-executive directors, executive officers and staff. The Compensation Committee intends to agree annually and on an as-needed basis, with input from management and Watson Wyatt, on the specific work to be undertaken from time to time by Graham Waldon Management Consultants and the fees associated with such work.

In conjunction with this appointment the Compensation Committee and Board endorsed utilising a formal job evaluation process which is used extensively internationally. The evaluation process examines the Knowledge, Problem Solving, Accountability and Working Conditions. The system works on an integration of all the factors. A job is evaluated by looking at the knowledge required to do the job (whether practical or intellectual), the kind of thinking required to solve the problems which the job commonly faces, the responsibilities (accountabilities) assigned, and the work environment in which the work is performed.

Chief Executive Officer Compensation

The components of CEO compensation are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, bonus and long term equity incentives. The Compensation Committee presents recommendations of the Committee to the Board with respect to the CEO's compensation. In setting the recommended salary of the CEO, the Committee takes into consideration the recommendations of independent consultants and the salaries paid to other chief executive officers in the industry. In setting the salary, bonus and long term incentives for the CEO, the Committee evaluates the performance of the CEO in light of his impact on the achievement of the Corporation's goals and objectives.

Long-term Incentive (Stock Options)

The Compensation Committee makes recommendations to the Board concerning the Long Term Incentive Plan to encourage ownership in the Corporation, to align interests of management with those of shareholders and to link compensation to the Corporation's longer-term strategic plans and financial results.

Composition of the Compensation Committee

During the financial year ended December 31, 2006, the Compensation Committee was composed of the following persons all of whom were independent directors at the relevant times:

Sam Jonah (Chair)
David Mosher
Brian Penny

Performance Graph

The following graph compares the yearly change in the cumulative shareholder return on the Corporation's Common Shares with the cumulative total return of both the S&P/TSX Composite Index and the ASX All Ordinaries Index for the past five years, assuming $100 was invested on December 31, 2001. No dividends have been declared on the Common Shares. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Cumulative Total Shareholder Return
December 31, 2001 through December 31, 2006



900
800
700
600
500
400
300
200
100
0
Cumulative Return $
Equinox Minerals Limited
S&P/TSX Composite Index
ASX All Ordinaries Index
2001
2002
2003
2004
2005
2006

	Dec-2001	Dec-2002	Dec-2003	Dec-2004	Dec-2005	Dec-2006
Equinox Minerals Limited (1)	100.00	100.00	425.00	268.08	379.78	844.46
S&P/TSX Composit Index	100.00	87.56	110.96	127.03	157.68	184.89
ASX All Ordinaries Index	100.00	88.56	98.39	120.63	140.14	167.99

Note:
(1) Comparison figures for the period prior to Equinox Minerals Limited shares being listed on the TSX (July 1, 2004) are those of Equinox Resources Limited which were previously listed on the ASX.

Compensation of Directors

During the financial year ended December 31, 2006, directors of the Corporation who were not officers or employees of the Corporation were entitled to be paid an annual fee of $37,100 if no chairing responsibilities, $42,400 if chairing the Audit Committee and $75,000 if chairing the Board of Directors. Directors are also eligible to participate in the Long Term Incentive Plan and are entitled to be reimbursed for expenses incurred by them in their capacity as directors. Directors who are also officers or employees of the Corporation received no additional compensation as a result of their serving as directors of the Corporation. As part of Sir Sam Jonah's resignation as non-executive director and Chairman of the Corporation on March 29, 2007, a payment of US$750,000 was paid to buy out his employment contract.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Corporation or any associate or affiliate of any such director or executive officer is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial period or during the period from January 1, 2007 through March 15, 2007.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table provides an aggregate summary of all equity compensation plans previously approved by shareholders as at December 31, 2006. The Corporation does not have any equity compensation plans not previously approved by shareholders.

Equity Compensation Plan Information

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrents and rights (a)	Weighted average exercise orice of outstanding options (b)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding Common Shares reflected in Column (a)) (c)
Equity compensation plan approved by security holders	29,523,566	$0.84	25,154,835
Equity compensation plan not approved by security holders	0	n/a	0
Total	29,523,566	$0.84	25,154,835

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors and management of the Corporation, none of the directors or senior officers of the Corporation, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation, nor any associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (**"NP 58-201"** or the **"Corporate Governance Guidelines"**) together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (**"NI 58-101"**). The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. The corporation recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, has adopted certain corporate governance practices which are reflected of the recommended guidelines.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Corporate Governance Guidelines. Unless otherwise noted, the Corporation complies with all aspects of the ASX Corporate Governance Council's "*Principles of Good Corporate Governance and Best Practice Recommendations*" (the **"ASX Governance Principles"**).

The Board of Directors

NI 58-201 defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgement. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

During 2006 the Board was comprised of five members, three (a majority) of whom are "independent directors" within the meaning of NI 58-201. The three independent directors were Sir Sam Jonah, David Mosher and Brian Penny. Craig Williams and Harry Michael have material relationships with the Corporation by virtue of their respective management positions and therefore are not independent. Currently, following the resignation of Sir Sam Jonah on March 29, 2007, the board comprises four members. The Nominating Committee is actively seeking to identify one to two additional independent director candidates for appointment to the Board of Directors.

Board of Directors' Independence

Brian Penny, an independent director, is the Acting Chairman of the Board of Directors and currently has the responsibility of ensuring the Board of Directors discharges its responsibilities. Mr. Penny assumed the role of Chairman upon the resignation of Sir Sam Jonah on March 29, 2007 on an interim basis until the Nominations Committee identifies a new independent director to assume the role. The Board of Directors considers that this appointment is appropriate and beneficial to the Board of Directors, due to Mr. Penny's extensive knowledge of the Corporation's business and affairs. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation within defined cost limits beyond which the Chairman's consent is required.

At least annually, the Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, determines the independence of each director based on the definition of independence contained in NI 58-101 and the independence of each Audit Committee member based on the definition of independence in Multilateral Instrument 52-110 – Audit Committees (**"MI 52-110"**). It is an objective that at least one-half of the directors be independent as determined in accordance with NI 58-101, and if at any time less than one-half of the directors are independent, the Board will consider possible steps and processes to facilitate its exercise of independent judgement in carrying out its responsibilities.

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

(a) *Strategic Planning:* The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.

(b) *Risk Assessment:* The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.

(c) *Succession Planning:* The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.

(d) *Communications:* The Board of Directors oversees the Corporation's public communications with shareholders and others interested in the Corporation.

(e) *Internal Controls:* The Board of Directors and the Audit Committee oversee the Corporation's financial and non-financial internal control and management information systems.

(f) *Disclosure:* The Board of Directors periodically reviews management's compliance with the Corporation's disclosure policies and procedures and shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

In addition to its general oversight responsibilities and those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board of Directors and the Chief Executive Officer, including defining the limits to management's responsibilities. The Board of Directors also approves the corporate objectives which the Chief Executive Officer is responsible for meeting.

It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

The Board of Directors periodically reviews the adequacy of the Board's mandate and the charters of its committees.

The directors listed below currently serve as directors on the boards of directors of other public companies. Harry Michael sits on the board of Red Back Mining Inc.. Brian Penny sits on the boards of Alamos Gold Inc. and Baffinland Iron Mines Corporation. David Mosher sits on the boards of High River Gold Mines Limited, Intrepid Minerals Corporation, Pelangio Mines Inc., Centram Exploration Limited and Roscan Minerals Corporation. Craig Williams is on the boards of the Corporation's partly owned subsidiaries Alturas Minerals Corp and Liontown Resources Limited.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. In accordance with the Guidelines these committees are composed entirely of independent directors, except as noted below.

The Board of Directors has approved charters for each Board committee described below. Each charter shall be reviewed periodically, and, based on recommendations of the relevant committee and the Chairman of the Board, be approved by the Board. The Board has delegated for approval or review the matters set out in each Board committee's charter and may further delegate matters to such committees from time to time. As required, the Board shall consider for approval the specific matters delegated for review to Board committees. To facilitate communication between the Board and its committees, each committee Chair is required to provide a report to the Board on material matters considered by the committee at the next Board meeting after each meeting of the committee.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110-*Audit Committees* ("MI 52-110") of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, David Mosher and Craig Williams. Each of Mr. Penny and Mr. Mosher is a financially literate, unrelated and independent director under MI 52-110. Mr. Williams is financially literate but not an independent director under MI 52-110 and was appointed to the Audit Committee to fill the vacancy left upon Sir Sam's resignation from the Board of Directors. Accordingly, the Corporation is relying on the exemption provided in MI 52-110 which allows the vacancy left on the Audit Committee by Sir Sam's resignation to be filled for a limited time by a non-independent director until a new independent director is appointed to the Board of Directors. For details on the qualifications of the Audit Committee members please refer to "Board of Directors – Audit Committee" in the Annual Information Form dated March 30, 2007 (the "**AIF**"). The responsibilities of the Audit Committee are set out in the Corporation's Audit Committee Charter which is described in the Corporation's AIF in the section entitled "Directors and Officers – Audit Committee". The AIF is available on SEDAR at www.sedar.com.

The main responsibilities of the Audit Committee are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor (please refer to "Board Of Directors – Audit Fees, – Tax Fees and – All Other Fees" in the AIF for details on the fees paid to the auditors from January 1, 2006 to December 31, 2006);

- oversee the work of the external auditor;

- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;

- review and report to the Board of Directors on annual and quarterly financial reports and all other financial information;

- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;

- assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;

- liaise with the external auditor and ensure that the annual, semi-annual and quarterly reviews are conducted in an efficient manner;

- be involved in the appointment of senior financial executives;

- annually review the Corporation's insurance coverage and any off-balance sheet transactions;

- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;

- maintain procedures for the confidential, anonymous submission by employees of the Corporation and its affiliates of any concerns regarding any questionable accounting or auditing matters;

- review and pre-approve the terms of the annual audit engagement;

- review the relationship and performance of the external auditor on an annual basis; and

- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Compensation Committee

The Compensation Committee is comprised of David Mosher and Brian Penny, each of whom is an independent director. The responsibilities, powers and operation of the Compensation Committee are set out in the committee's charter. Sir Sam Jonah was also a member of the Compensation Committee until the date of his resignation on March 29, 2007.

As described in its charter, the Compensation Committee's role is to oversee and provide support to the Board of Directors concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy and the awards of stock options. Where possible the committee will verify the appropriateness of existing remuneration levels using external sources for comparison. All director and executive appointments and remuneration matters are decided by the full Board of Directors, in accordance with the Corporation's constitution, after considering recommendations of the Compensation Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

To assist in achieving this objective, the Compensation Committee compares the nature and amount of the directors' and executives' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation.

All executives and senior employees of the Corporation are eligible to participate in the Corporation's option plans. Although the particpation of non-executive directors is not in accordance with the guidelines contained in the ASX Governance Principles, the Corporation considers such participation appropriate given the size of the Corporation, the responsibility of the directors and the minimal cash component or fee paid to the non-executive directors.

The Compensation Committee obtains executive compensation data from third party providers of compensation data in its sector. During 2006, Graham Waldon Management Consultants, a human resources consulting company, was retained to provide advice regarding the compensation of the Corporation's executive directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of David Mosher and Brian Penny, each of whom is an independent director and Craig Williams. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are set out in the committee's charter.

As described in its charter, the Corporate Governance and Nominating Committee is responsible for developing the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is mandated to adopt a strategic planning process, to identify the principal risks of the Corporation's business and to ensure the implementation of appropriate systems to manage these risks. The Corporate Governance and Nominating Committee is also responsible for identifying and assessing areas of significant operational risk, and for ensuring that there are sufficient policies and procedures in place to manage these risks. Areas of risk are regularly considered at Board of Directors meetings and reviewed in the monthly reports including risks related to performance and funding of exploration and development activities, budget control and asset protection, status of mineral tenements, sovereign risk and native title considerations, IT security and continuous disclosure obligations. The Corporate Governance and Nominating Committee's mandate also includes the development and implementation of corporate communications policies.

The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Corporation, including appointing, training and monitoring senior management to ensure that the Corporation's Board of Directors and management have appropriate skill and experience. The functions of the Corporate Governance and Nominating Committee also include administration of the Board of Directors' relationship with the management of the Corporation, monitoring the quality and effectiveness of the Corporation's corporate governance system and ensuring the effectiveness and integrity of communication and reporting to shareholders and the public generally.

This committee is also responsible for assessing the performance of existing directors and proposing new nominees to the Board of Directors. New nominees must have a track record in general business management or special expertise in a strategic interest to the Corporation and the ability to devote the time required. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. The Chief Executive Officer and other members of senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

Other Policies and Procedures of the Board of Directors

The Board of Directors has also established the following policies and procedures:

Environmental and Safety

The Board of Directors is responsible for establishing and assessing the environmental and safety policies of the Corporation. In this regard the Board of Directors is responsible for overseeing compliance with applicable environmental and safety laws and guidelines and development and implementation of all corporate policies in respect of environmental and safety issues. The Corporation's objective is to exceed the regulatory standards for management of the environments in which it operates. To achieve this objective, the Corporation:

- monitors its compliance with all relevant legislation;
- recognizes environmental policy as a corporate priority;
- continually reviews all operational activities to ensure compliance;

- actively works with government and relevant authorities where possible to develop effective, efficient and equitable measures to minimize the environmental effect of the Corporation's activities;
- encourages contractors and suppliers to embrace and comply with the Corporation's environmental policy; and
- provides an organizational framework to enable employees to understand and meet their environmental responsibilities.

Code of Conduct

The Board of Directors has adopted and has agreed to be bound by a Code of Conduct (a copy of which can be found at www.sedar.com) which requires each director of the Corporation:

- to act honestly, in good faith and in the best interests of the Corporation;
- to use due care and diligence in fulfilling their functions of office;
- to use their powers of office for proper purposes;
- to recognise that their primary responsibility is to the Corporation's shareholders as a whole having regard (where appropriate) to the interests of the Corporation's other stakeholders;
- to not make improper use of information they acquire as a director;
- to not take improper advantage of their position as a director;
- to not allow personal interests to conflict with the interests of the Corporation;
- to be independent in judgement and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board of Directors;
- to protect the Corporation's confidential information; to not engage in conduct likely to bring discredit upon the Corporation; and
- to comply with the spirit, as well as the letter, of the law and the principles of the Code of Conduct.

In addition all employees are expected to act in accordance with the highest professional and ethical standards in their dealings with other parties, including joint venture parties, landholders, government departments and suppliers of goods and services.

The purchase and sale of securities by directors and employees is generally only permitted during the thirty day period following the release of any significant developments in the Corporation, including half yearly and annual information/financial statements and the Annual General Meeting. Any transactions undertaken must be notified to the Company Secretary in advance. Trading outside the thirty day period is required to be approved by the Chief Executive Officer or Company Secretary.

Size and Compensation of the Board of Directors

As noted above, following the death of Bruce Nisbet and the resignation of Sir Sam Jonah as Chairman, the Board of Directors consists of four members. The Board of Directors considers that a five to six member board is optimal for effective decision making and accordingly, the Nominating Committee is actively seeking to identify one to two independent director candidates for appointment to the Board of Directors. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Meetings

The Board of Directors generally has at least eight regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The rules and regulations relating to the calling and holding of and proceedings at meetings of the Board of Directors are those established by the Canada Business Corporations Act (the "**CBCA**") and the by-laws and resolutions of the Corporation.

The Corporate Secretary, his or her designee or any other person the Board requests, acts as secretary at Board meetings. Minutes of Board meetings are recorded and maintained by the Corporate Secretary and subsequently presented to the Board of Directors for approval.

The independent directors of the Corporation did not hold any formal scheduled meetings at which management was not present during 2006.

Directors are expected to attend regularly scheduled Board of Directors meetings and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. During 2006, the Corporation held thirteen directors' meetings. All directors attended all meetings except Sir Sam Jonah, Harry Michael and David Mosher who missed one meeting each.

An external auditor of the Corporation attends the annual meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Independent Advisors

The Board of Directors has the authority to engage and terminate such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Shareholder Feedback

Inquiries from shareholders are referred initially to Kevin van Niekerk or Michael Klessens, who are responsible for shareholder communications. The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and by responding to specific inquiries.

APPLICATION OF CANADIAN CORPORATE AND SECURITIES LAWS

The following description of Canadian laws applicable to the Corporation and its Shareholders is included herein to satisfy requirements of the ASX and is not required from a TSX or Canadian securities law disclosure standpoint.

Place of Incorporation

The Corporation is a company incorporated in Canada under the CBCA. The registered office of the Corporation is situated in the city of Toronto in the Province of Ontario.

Chapters 6, 6A, 6B and 6C of the Australian Corporations Act

The Corporation is not subject to Chapters 6, 6A, 6B and 6C of the Australian *Corporations Act 2001*.

Summary of Canadian Legal Requirements Respecting the Acquisition of Securities of Equinox

Applicable Canadian laws, like their Australian equivalent, are very technical. Accordingly, Shareholders should consult their own Canadian legal advisors with respect to these matters rather than relying upon this general summary.

In general, subject to compliance with applicable Canadian securities laws, a holder of shares in the capital of a corporation incorporated under the CBCA is entitled to transfer his, her or its shares to anyone else upon compliance with the provisions of the CBCA and the articles and by-laws of the corporation. Where a corporation is offering its shares to the public, the articles of the corporation may not include restrictions on the transfer of shares.

Canadian securities laws impose certain limitations on the acquisition of securities. The issuance to the public and trading of securities in Canada is regulated at the provincial/territorial level by securities legislation administered by the relevant provincial or territorial securities commission.

Take-over bids are regulated primarily by provincial and territorial securities legislation and, to a limited extent, the corporate statutes under which the target company is incorporated. Under provincial or territorial securities regulations, an offer to acquire shares of an issuer by a "control person" of that issuer may constitute a take-over bid. Under the *Securities Act* (Ontario), a "control person" is generally defined as any person, company or combination of persons or companies whose holdings represent a sufficient number of securities of the issuer to materially affect the control of that issuer. A holding of more than 20%, in the absence of evidence to the contrary, is deemed to materially affect control of the issuer. Any offer to acquire voting or equity securities where such securities together with the offeror's securities represent an aggregate of 20% or more of the outstanding securities of that class will constitute a take-over bid.

Unless an exemption from formal take-over bid requirements under applicable securities legislation can be obtained, persons or companies seeking to make a take-over bid must comply with detailed rules governing bids prescribed by applicable provincial or territorial securities laws. For example, under the *Securities Act* (Ontario), exempt bids include bids made over the facilities of the TSX and a bid for not more than 5% of the outstanding securities of a class of securities, so long as the aggregate number of securities of that class acquired by the offeror in the previous twelve months is not greater than 5% of the class and the bid is for a price not in excess of the market price for those securities.

Reporting by Substantial Shareholders and Insiders

Under the insider reporting and trading rules of applicable Canadian securities legislation, reporting obligations and trading restrictions are placed on substantial shareholders. "Insiders" generally include any person or company who beneficially owns, directly or indirectly, voting securities or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities.

Shareholders who become insiders must file an "Insider Profile" in the prescribed form under National Instrument 55-102 - System for Electronic Disclosure by Insiders ("**SEDI**"). A further insider report must be filed within 10 days of any change in the ownership or control or direction over securities of the Corporation of that insider. Insider reports must be filed electronically on www.sedi.ca.

ADDITIONAL INFORMATION

The Corporation shall provide to any shareholder, upon written request to the Corporate Secretary, at the Corporation's registered office located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7, one copy of the audited comparative consolidated financial statements of the Corporation for its most recently completed financial year, together with management's discussion and analysis of such financial results and the auditor's report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year.

Financial information for the Corporation's most recently completed financial year, being the year ended December 31, 2006, is provided in the Corporation's financial statements for the year and management's discussion and analysis of such financial results.

These documents along with additional information relating to the Corporation are also available through the Corporation's website at www.equinoxminerals.com or through the website maintained by the Canadian securities regulators at www.sedar.com.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation who wish to submit a proposal for consideration at the meeting, must submit their proposal to the Corporation by December 31, 2007.

* * * * * *

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the board of directors of the Corporation.

Dated as of April 3rd, 2007.

"Michael J. Klessens"
Michael J. Klessens
Vice President Finance, Chief Financial Officer and
Company Secretary

RESOLUTION OF THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

SCHEDULE "A"

ELECTION OF HARRY MICHAEL AS A DIRECTOR

BE IT RESOLVED THAT:

1. Harry Michael, who retires by rotation in accordance with the Corporation's by-laws and being eligible, offers himself for re-election, be re-elected as a director.

SCHEDULE "B"

ELECTION OF BRIAN PENNY AS A DIRECTOR

BE IT RESOLVED THAT:

1. Brian Penny, who retires by rotation in accordance with the Corporation's by-laws and being eligible, offers himself for re-election, be re-elected as a director.

SCHEDULE "C"

RE-APPROVAL OF AND AMENDMENT TO LONG TERM INCENTIVE PLAN

BE IT RESOLVED THAT:

1. For the purposes of ASX Listing Rule 7.2 exception 9(b) and for all other purposes, the Long Term Incentive Plan of Equinox Minerals Limited (the "**Corporation**"), as originally approved on May 20, 2004, is hereby re-approved, subject to the amendments set out below.

2 Section 2.1 of the Long Term Incentive Plan is amended by adding the following definitions:

   "**Black-out Period**" means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its trading policies affecting trades by employees in Shares.

   "**Business Day**" means a day on which the Shares are available for trading on the facilities of the TSX or ASX.

3. Section 7.1 of the Long Term Incentive Plan shall be amended and restated as follows:

   "Unless the Company at any time otherwise determines, an Option shall terminate and may not be exercised upon the earliest of:

(a) the termination of the Relevant Employee's employment with a Group Company for cause;

(b) 30 days after the date of the Relevant Employee's termination of employment with a Group Company, provided none of paragraphs (a), (c) or (d) of this clause 7.1 apply;

(c) three years after the Relevant Employee's Retirement provided that if the Relevant Employee dies prior to the expiry of the first two years of such three year period the Option shall terminate one year after the Relevant Employee's death;

(d) one year after the Participant's death or the termination of the Relevant Employee's employment with a Group Company by reason of his disability; and

(e) the Latest Exercise Date of the Option;

(each, a "**Termination Date**"), provided that if the Termination Date falls within a Black-out Period applicable to the relevant Participant, or within 10 Business Days after the expiry of the Black-out Period applicable to the relevant Participant, then the Termination Date for that Option shall be the date that is the tenth Business Day after the expiry of the Black-out Period (the "**Black-out Expiry Date**"). This Section 7.1 applies to all Options outstanding under this Plan. The Black-out Expiry Date may not be amended by the Board of Directors without the approval of the holders of Shares in accordance with Section 11.3 of the Plan."

4. Section 11.3 of the Long Term Incentive Plan shall be amended and restated as follows:

From time to time the Company may, in addition to its powers under this Plan, add to or amend any of the provisions of this Plan or terminate this Plan or amend the terms of any Option granted under this Plan, provided that:

(a) any approvals required under any Applicable Law or Stock Exchange Rules are obtained;

(b) approval of holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan or an Option to:

(i) increase the number of Shares issuable pursuant to the Plan;

(ii) make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction of Exercise Price);

(iii) amend or delete Article 7 to extend the term of any Option granted under the Plan beyond the Latest Exercise Date or allow for the Latest Exercise Date to extend beyond 10 years from the Date of Grant;

(iv) expand the definition of Employee or Eligible Person in the Plan; or

(v) amend the Plan to provide for other types of compensation through equity issuances; and

(c) no such amendment or termination shall be made at any time which has the effect of adversely affecting the existing rights of a Participant under the Plan without his or her consent in writing unless the Company, at its option, acquires such existing rights at an amount equal to the fair market value of such rights at such time as verified by an independent valuer.

5. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on the resolution in Schedule "C" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**RESOLUTION OF THE SHAREHOLDERS
OF EQUINOX MINERALS LIMITED**

SCHEDULE "D"

APPROVAL OF OPTIONS GRANTED TO CRAIG WILLIAMS

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "**Corporation**") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of $2.24 on or before March 30, 2017) to Craig Williams in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated April 3, 2007 and to allot and issue 1,000,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "E"

APPROVAL OF OPTIONS GRANTED TO BRIAN PENNY

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "**Corporation**") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 400,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of $2.24 on or before March 30, 2017) to Brian Penny in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated April3, 2007 and to allot and issue 400,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on the resolutions in Schedules "D" or "E" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION OF THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

SCHEDULE "F"

APPROVAL OF OPTIONS GRANTED TO DAVID MOSHER

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "**Corporation**") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 400,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of $2.24 on or before March 30, 2017) to David Mosher in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated April 3, 2007 and to allot and issue 400,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "G"

APPROVAL OF OPTIONS GRANTED TO HARRY MICHAEL

BE IT RESOLVED THAT:

1. Equinox Minerals Limited (the "**Corporation**") is hereby authorized, for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant 1,000,000 stock options (each such stock option being an option to subscribe for one fully paid Common Share in the capital of the Corporation exercisable at a price of $2.24 on or before March 30, 2017), to Harry Michael in accordance with the Corporation's Long Term Incentive Plan and otherwise on the terms and conditions set out in the Corporation's Management Proxy Circular dated April 3, 2007 and to allot and issue 1,000,000 shares in the capital of the Corporation on the valid exercise of those options.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

The Corporation will disregard any votes cast on the resolutions in Schedules "F" or "G" by a director of the Corporation (except one who is ineligible to participate in any employee incentive scheme in relation to the Corporation) or by any associate of such directors. However, the Corporation need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

SCHEDULE "H"

TERMS AND CONDITIONS OF OPTIONS

The following is a summary of the terms and conditions of the options offered under the Long Term Incentive Plan ("the Options").

1. No consideration is payable in respect of the grants of Options.

2. Each Option is exercisable for one common share in the capital of the Corporation.

3. The exercise price in respect of each Option is not less than the average market price per share (weighted by reference to volume) for shares sold through the Toronto Stock Exchange ("**TSX**") over the five trading days on the TSX immediately preceding the date of offer.

4. The date of expiry for the Options is 10 years from the date of offer.

   Options granted under the Long Term Incentive Plan, may only be exercised in the following tranches:

   (i) one third immediately from the date of grant;

   (ii) another third in the period commencing 12 months after the date of grant; and

   (iii) the final third in the period commencing 24 months after the date of grant.

5. Options are exercised by written notice being provided to the Corporation, specifying the number of Options being exercised and the type of shares to be allotted (i.e. shares traded on TSX or CDIs traded on the ASX). Notice must be accompanied by payment of the aggregate exercise price for the Options being exercised.

6. All shares issued upon the exercise of the Options will rank equally with all existing shares of the Corporation quoted on the TSX and ASX.

7. The Corporation will apply for official quotation of all shares issued upon the exercise of the Options. The Corporation will not apply to have the Options to be quoted on the TSX or ASX.

8. The Corporation will issue an Option Certificate in respect of the Options.

9. The Options are not transferable except with the prior written consent of the Board of Directors.

10. If, prior to the expiry of an Option, there is a reorganization (including stock split, consolidation, reclassification, or recapitalization) of the issued capital of the Corporation, the number of shares subject to the Option and/or the exercise price will be adjusted in the manner determined by the Corporation, but in accordance with the relevant rules of the TSX and ASX.

SCHEDULE "I"

TERMS OF THE CHAIRMAN'S INCENTIVE PLAN

The Chairman's Incentive Plan provides that:

(a) the total number of Common Shares which may be reserved for issuance pursuant to options granted under the Chairman's Incentive Plan must not exceed 10% of the outstanding issue of Common Shares;

(b) the total number of Common Shares which may be reserved for issuance pursuant to options granted under all security based compensation arrangements of the Corporation including the Chairman's Incentive Plan must not exceed 10% of the outstanding issue of Common Shares;

(c) the number of Common Shares which may be issued pursuant to options granted under all security based compensation arrangements of the Corporation including the Chairman's Incentive Plan within any one year period must not exceed 10% of the outstanding issue of Common Shares; and

(d) the maximum number of options which may be granted to any one insider, including Sir Sam Jonah, and such insider's associates within a one year period must not exceed 5% of the outstanding issue of Common Shares.

As at March 15, 2007, the total number of Common Shares reserved for issuance in connection with options granted under the Chairman's Incentive Plan was 9,228,565, which Common Shares represent, in the aggregate, 1.7% of the total number of outstanding Common Shares of the Corporation.

The Chairman's Incentive Plan is administered by the Corporation, which will have full and final authority with respect to the granting of options thereunder. Options may be granted under the Chairman's Incentive Plan primarily to the Chairman. The exercise price of any options granted under the Chairman's Incentive Plan shall not be less than the average market price per Common Share over the five trading days immediately preceding the date of offer (weighted by reference to volume). Under the Chairman's Incentive Plan, the corporation may provide financial assistance to eligible persons to purchase Common Shares or pay income taxes upon exercise of options under the Chairman's Incentive Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable no later than 10 years from the date the relevant option is granted.

The term of any options granted shall be determined by the Corporation at the time of the grant but, subject to earlier termination in the event of termination of employment or in the event of death or disability, the term of any options granted under the Chairman's Incentive Plan shall not exceed ten years. The options granted under the Chairman's Incentive Plan may be exercised at any time from the date of grant until the date of expiry unless otherwise provided by the Board of Directors at the time of the grant. Options granted under the Chairman's Incentive Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of the Corporation and subject to the rules of the relevant stock exchange. Subject to certain exceptions described below, in the event that an option holder's employment with the Corporation and its subsidiaries is terminated, options granted to such option holder under the Chairman's Incentive Plan expire one year after the date of such termination. In the event of death or disability of an option holder, options granted under the Chairman's Incentive Plan expire one year from the death or disability of the option holder. Upon the retirement of the option holder, his

options will expire three years after retirement, provided that if the option holder dies within the first two years of such three year period, the options will expire one year after the death of the option holder. If an option holder is terminated for cause, his options will expire immediately upon such termination.

The Corporation's Board of Directors may at any time terminate or amend the Chairman's Incentive Plan in any respect, provided however that the board may not, without the approval of the shareholders, amend the Chairman's Incentive Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the Common Shares are listed or quoted. No amendment or termination may be made which adversely affects the existing rights of any option holder without the option holder's written consent unless the Corporation acquires those rights at an amount equal to the fair market value of such rights verified by an independent valuator.

EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

PROXY

This Proxy is solicited by or on behalf of the management of the Corporation for the Annual General Meeting of Shareholders to be held on May 10, 2007

The undersigned shareholder of Equinox Minerals Limited (the **"Corporation"**) hereby appoints Mr. Brian Penny, a Director of the Corporation or, failing that person, Mr. David Mosher, a Director of the Corporation, or instead of either of them ________________ as proxy, with power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held in The King Gallery on the 3rd floor of the Dominion Club located at 1 King Street West in Toronto, Ontario, Canada on May 10, 2007 at 11:00 a.m. (Toronto/Eastern time) (the **"Meeting"**) and at any adjournment thereof as follows:

Resolution (a) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "A" to the Management Proxy Circular approving the re-election of Harry Michael as a director of the Corporation;

Resolution (b) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "B" to the Management Proxy Circular approving the re-election of Brian Penny as a director of the Corporation;

Resolution (c) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditors' remuneration;

Resolution (d) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "C" to the Management Proxy Circular re-approving the Long Term Incentive Plan of the Corporation and amendments thereto;

Resolution (e) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "D" to the Management Proxy Circular approving options granted to Craig Williams under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (f) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "E" to the Management Proxy Circular approving options granted to Brian Penny under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (g) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "F" to the Management Proxy Circular

approving options granted to David Mosher under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

Resolution (h) VOTE ☐ or WITHHOLD FROM VOTING ☐ **(or, if not specified, VOTE)** FOR the resolution substantially in the form of Schedule "G" to the Management Proxy Circular approving options granted to Harry Michael under the Corporation's Long Term Incentive Plan, as described in the Management Proxy Circular;

and in their discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation no later than May 8, 2007 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED the _____ day of ____________, 2007.

____

Signature of Shareholder

____

Name of Shareholder (please print)

____

Number of Shares Held

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the

shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) designated by management of the Corporation to attend and act on the shareholder's behalf at the Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, PO Box 721, Agincourt, Ontario, M1S 0A1, M7Y 2K2 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394).

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

Notice of Annual General Meeting of Shareholders May 10, 2007

Notice is hereby given that the annual general meeting of the holders of common shares of **EQUINOX MINERALS LIMITED** (the "**Corporation**") will be held in The King Gallery on the 3rd floor of the Dominion Club located at 1 King Street West in Toronto, Ontario, Canada on May 10, 2007 at 11:00 am (Toronto/Eastern time) for the following purposes:

(a) to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2006 and the auditors' report thereon, a copy of which is enclosed herewith;

(b) to elect directors of the Corporation (the texts of the resolutions are set out in Schedules A and B to the accompanying Management Proxy Circular);

(c) to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

(d) to consider and, if thought advisable, to pass a resolution (the text of which is set out in Schedule C to the accompanying Management Proxy Circular) re-approving the Corporation's Long Term Incentive Plan and amendments thereto;

(e) to consider and, if thought advisable, to pass a series of resolutions (the texts of which are set out in Schedules D through G to the accompanying Management Proxy Circular) approving certain grants of stock options to Craig Williams, Brian Penny, David Mosher and Harry Michael, each of whom are directors of the Corporation, in accordance with the Corporation's Long Term Incentive Plan; and

(f) to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Proxy Circular accompanying this Notice of Annual General Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 (Fax number 416-368-2502) or to the Secretary of the Corporation at the Corporation's registered office, which is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7 (Fax number 416-865-3394). *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by CIBC Mellon Trust Company or the Secretary of the Corporation not later than May 8, 2007 at 11:00 a.m. (Toronto/Eastern time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Holders of CHESS Depositary Interests ("**CDIs**") are invited to attend the meeting. CDI holders must complete, sign and return the enclosed CDI Voting Instruction Form to Advanced Share Registry Services at 110 Stirling Highway, P.O. Box 1156, Nedlands, Western Australia 6909 (Fax number + 61 (0) 8 9389 7871) so that each CDI holder may elect to direct CHESS Depositary Nominees Pty Ltd ("**CDN**") to vote the relevant underlying Common Shares on his or her behalf or instruct CDN to appoint such CDI holder or his or her nominee as proxy to vote the Common Shares underlying the CDIs in person at the meeting. In either case, the CDI Voting Instruction Form needs to be received at the address shown on the Form by not later than 11:00 am (Perth/Western standard time) on May 8, 2007.

Dated as of April 3rd, 2007.

By Order of the Board of Directors

(signed) Michael J. Klessens,
Chief Financial Officer and
Company Secretary

Certificate (April 11, 2007)

CIBC Mellon

CONFIRMATION LETTER

April 11, 2007

TO:

British Columbia	_X_	New Brunswick	_X_
Alberta	_X_	Nova Scotia	_X_
Saskatchewan	_X_	Prince Edward Island	_X_
Manitoba	_X_	Newfoundland	_X_
Ontario	_X_	North West Territories	_X_
Quebec	_X_	Yukon	_X_
Nunavut	_X_		

Dear Sirs:

RE: Equinox Minerals Limited - Meeting Material – May 10, 2007

The following material was sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 10, 2007:

_X_ Notice of Annual General Meeting and Management Proxy Circular, Form of Proxy and CDI Voting Instruction Form
_X_ Annual Report
_X_ Form of Proxy
_X_ Postage Prepaid Return Envelope
_X_ Supplemental Card

We are filing this material with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC MELLON TRUST COMPANY
[Signed]
Michele Van Den Heuvel
Administrator
Client Services
(902) 420-3221

END